As filed with the Securities and Exchange Commission on August 13, 2013

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Peoples Financial Services Corp.

(Exact name of registrant as specified in its charter)

Pennsylvania	6022	23-2391852
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	I.R.S. Employer Identification No.)

82 Franklin Ave.

Hallstead, PA 18822

(570) 879-2175

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Alan W. Dakey

President and Chief Executive Officer

Peoples Financial Services Corp.

82 Franklin Ave.

Hallstead, PA 18822

(570) 879-2175

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of all communications to:

Erik Gerhard, Esquire Bybel Rutledge LLP 1017 Mumma Road, Suite 302 Lemoyne, PA 17043 717-731-1700	Craig W. Best President and Chief Executive Officer Penseco Financial Services Corporation 150 North Washington Avenue Scranton, PA 18503-1848 570-346-7741	Donald R. Readlinger, Esquire Pepper Hamilton LLP 301 Carnegie Center Princeton, NJ 08543-5276 609-951-4146

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement and upon completion of the merger of Penseco Financial Services Corporation with and into Peoples Financial Services Corp.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 13e-4(i) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock, $2.00 par value per share	4,466,086	N/A	$138,140,347	$18,843

(1)	Based on the estimated number of shares of Peoples Financial Services Corp. (“Peoples”) common stock that may be issued in connection with the proposed merger of Penseco Financial Services Corporation (“Penseco”) with and into Peoples pursuant to the Agreement and Plan of Merger between Peoples and Penseco dated as of June 28, 2013, calculated by multiplying (i) 3,285,145 shares of Penseco common stock outstanding and restricted common stock outstanding as of August 6, 2013 by (ii) 1.3636, the exchange ratio under the merger agreement. In accordance with Rule 416, under the Securities Act of 1933, this registration statement shall also register any additional shares of registrant’s common stock that may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	Estimated solely for purposes of calculating the registration fee. Computed in accordance with Rules 457(c) and 457(f), based on (i) the average of the bid and asked price of Penseco Financial Services Corporation common stock as of August 6, 2013 of $42.05 as quoted on the OTCQB market place and (ii) 3,285,145 shares of Penseco common stock outstanding and restricted common stock outstanding as of August 6, 2013 to be exchanged in the merger for common stock of the registrant.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective time until the Registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This joint proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or the sale is not permitted.

Subject to completion, dated August 13, 2013

Joint Proxy Statement/Prospectus For 4,466,086 Shares of

Peoples Financial Services Corp. Common Stock

Merger Proposal—Your Vote Is Very Important

To: The shareholders of Peoples Financial Services Corp. and Penseco Financial Services Corporation

The boards of directors of Peoples Financial Services Corp. and Penseco Financial Services Corporation have each unanimously approved a transaction in which Penseco will merge with and into Peoples. Pursuant to the terms of the Agreement and Plan of Merger, dated as of June 28, 2013, Penseco will merge with and into Peoples, and Penn Security Bank and Trust Company, the wholly-owned subsidiary of Penseco will merge with and into Peoples Neighborhood Bank, the wholly-owned subsidiary of Peoples, and the resulting institution will be named “Peoples Security Bank and Trust Company.”

In the merger, Penseco shareholders will receive 1.3636 shares of Peoples common stock for each share of Penseco common stock they own at the effective time of the merger, subject to adjustment in accordance with the merger agreement. Penseco shareholders also will receive cash instead of any fractional shares they would have otherwise received in the merger. Peoples estimates that it will issue approximately 4,466,086 shares of Peoples common stock, $2.00 par value per share, in the merger. Immediately following the merger, former Peoples shareholders are expected to own approximately 40.8% of Peoples common stock, and former Penseco shareholders are expected to own approximately 59.2% of Peoples common stock.

Peoples common stock is quoted on the OTCQB market place maintained by OTC Market Groups, Inc. under the symbol “PFIS”. On August 8, 2013, the closing price of Peoples common stock was $35.25. The price of Peoples common stock will fluctuate between now and the closing of the merger. Penseco is quoted on the OTCQB market place maintained by OTC Market Groups, Inc. under the symbol “PFNS”. On August 8, 2013, the closing price of Penseco common stock was $42.00. The price of Penseco common stock will fluctuate between now and the closing of the merger. We urge you to obtain current market quotations for both Peoples and Penseco common stock.

Peoples will hold a special meeting of its shareholders to vote on the approval and adoption of the merger agreement on [—], 2013, at [—] a.m. at [—], Hallstead, Pennsylvania [—]. Penseco will hold a special meeting of its shareholders to vote on the approval and adoption of the merger agreement on [—], 2013, at [—] p.m. at [—], Scranton, Pennsylvania [—]. We cannot complete the merger unless the holders of at least a majority of the outstanding shares of Peoples common stock entitled to vote at the special meeting of shareholders approve and adopt the merger agreement and the merger agreement is approved and adopted by the affirmative vote of the holders of at least 75% of the outstanding shares of Penseco common stock.

Each of the Peoples and Penseco board of directors unanimously recommends that you vote “FOR” the approval and adoption of the merger agreement. All shareholders of Peoples and Penseco are invited to attend their respective special meeting in person. However, whether or not you plan to attend the special meeting, please take the time to ensure your shares are voted by submitting a proxy, either by mailing the enclosed proxy card or by following the instructions for internet or telephone submission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock of Peoples to be issued in this merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The shares of Peoples common stock offered are not savings or deposit accounts or other obligations of either party or any of their banking or other subsidiaries, and they are not insured by any federal or state governmental agency.

Investing in Peoples common stock involves risks that are described in “Risk Factors” beginning on page 25.

This joint proxy statement/prospectus is dated [—], and is first being mailed to shareholders of Peoples and Penseco on or about [—].

Peoples Financial Services Corp.

82 Franklin Avenue

Hallstead, PA 18822

Notice of Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Peoples Financial Services Corp. will be held at [•] a.m., local time, on [—], 2013 at [—], Hallstead, Pennsylvania [—], for the following purposes:

1.	To approve and adopt the Agreement and Plan of Merger, dated as of June 28, 2013 by and between Peoples Financial Services Corp. and Penseco Financial Services Corporation, which provides, among other things, for the merger of Penseco with and into Peoples, and the conversion of each share of Penseco common stock immediately outstanding prior to the merger into 1.3636 shares of Peoples common stock, all as described in the accompanying documents, and transactions in connection therewith;

2.	To amend Article 4 of Peoples’ Articles of Incorporation to increase the number of authorized shares of Peoples’ common stock, $2.00 par value per share, from 12,500,000 shares to 25,000,000 shares;

3.	To approve on an advisory (non-binding) basis the golden parachute compensation payable to the named executive officers of Peoples and Penseco in connection with the merger;

4.	To consider and vote upon a proposal to adjourn or postpone the special meeting of shareholders, if more time is needed, to allow Peoples time to solicit additional votes in favor of the merger agreement and the amendment to the articles of incorporation; and

5.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Peoples board of directors unanimously recommends that you vote “FOR” the approval and adoption of the Agreement and Plan of Merger, “FOR” the approval and adoption of the amendment to the articles of incorporation, “FOR” the approval of the advisory (non-binding) resolution approving the golden parachute compensation payable to the named executive officers of Peoples and Penseco in connection with the merger, and “FOR” the approval of the proposal granting the Peoples board of directors discretionary authority to adjourn or postpone the special meeting, if necessary, as described in detail in the accompanying joint proxy statement/prospectus.

The Peoples board of directors has fixed the close of business on [—], as the record date for determining shareholders entitled to notice of, and to vote at, the special meeting of shareholders.

Your vote is important regardless of the number of shares you own. Peoples cannot complete the merger unless the merger agreement is approved and adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Peoples common stock entitled to vote on the merger agreement. If a Peoples shareholder does not vote by proxy or by attending the Peoples special meeting of shareholders and voting in person, it will have the same effect as voting against the merger.

Whether or not you plan to attend the special meeting, the Peoples board of directors urges you to complete, sign, date, and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope. This will not prevent you from voting in person at the special meeting but will assure that your vote is counted if you are unable to attend. If you are a shareholder whose shares are registered in street name, you will need additional documentation from your broker in order to vote personally at the special meeting.

By Order of the Board of Directors,

Alan W. Dakey
President and Chief Executive Officer

Hallstead, Pennsylvania

[—], 2013

Penseco Financial Services Corporation

150 North Washington Avenue

Scranton, PA 18503

Notice of Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Penseco Financial Services Corporation will be held at [—] p.m., local time, on [—], 2013 at [—], Scranton, Pennsylvania 18503, for the following purposes:

1.	a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 28, 2013 by and between Peoples Financial Services Corp. and Penseco Financial Services Corporation, which provides, among other things, for the merger of Penseco with and into Peoples, and the conversion of each share of Penseco common stock immediately outstanding prior to the merger into 1.3636 shares of Peoples common stock, all as described in the accompanying documents;

2.	a proposal to approve, on an advisory basis, the compensation of the named executive officers of Penseco that is based on or related to the proposed merger; and

3.	a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve and adopt the merger agreement.

In accordance with the Penseco’s bylaws, only the business conducted at the special meeting will be the business brought before the special meeting pursuant to this notice.

The Penseco board of directors unanimously recommends that you vote “FOR” the proposal to approve and adopt the Agreement and Plan of Merger, “FOR” the proposal to approve, on an advisory basis, the compensation of the named executive officers of Penseco that is based on or related to the proposed merger, and “FOR” the approval the proposal to adjourn the special meeting, if necessary.

Shareholders of record of the Penseco common stock of at the close of business on [—] are entitled to vote at the Penseco special meeting and any adjournment or postponement of the special meeting.

Your vote is important regardless of the number of shares you own. Penseco cannot complete the merger unless the merger agreement is approved and adopted by the affirmative vote of the holders of at least 75% of the outstanding shares of Penseco common stock. If a Penseco shareholder does not vote by proxy or by attending the Penseco special meeting of shareholders and voting in person, it will have the same effect as voting against the merger.

Whether or not you plan to attend the special meeting, the Penseco board of directors urges you to submit your proxy as soon as possible, either by completing, signing, dating, and returning the enclosed proxy in the enclosed postage-paid envelope or by following the internet and telephone instructions included in the attached materials. Submitting your proxy will not prevent you from voting in person at the special meeting, but it will assure that your vote is counted if you are unable to attend. If you are a shareholder whose shares are registered in street name, you will need to follow the instructions provided by your broker, and you will need additional documentation from your broker in order to vote in person at the special meeting.

By Order of the Board of Directors,

Craig W. Best
President and Chief Executive Officer

Scranton, Pennsylvania

[—], 2013

HOW TO OBTAIN MORE INFORMATION

This document incorporates by reference important business and financial information about Penseco that is not included in or delivered with this document. You can obtain free copies of this information through the SEC website at http://www.sec.gov or by writing or calling:

Penseco Financial Services Corporation

150 North Washington Avenue

Scranton, PA 18503

Telephone number 570-346-7741

Attention: Marie L. Luciani, Investor Relations Officer

In order to obtain timely delivery of the documents, you must request the information no later than [—], 2013.

See “Where You Can Find More Information” on page 174 and “Incorporation of Certain Information by Reference” on page 174.

All information concerning Peoples and its subsidiaries has been furnished by Peoples and all information concerning Penseco and its subsidiaries has been furnished by Penseco.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus when evaluating the merger agreement and the proposed merger. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This proxy statement/prospectus is dated [—], 2013. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/prospectus to shareholders of Peoples and Penseco nor the issuance of shares of Peoples common stock as contemplated by the merger agreement shall create any implication to the contrary.

Questions and Answers about the Merger	3
Summary	8
Selected Historical Consolidated Financial Data of Peoples	17
Selected Historical Consolidated Financial Data of Penseco	19
Selected Unaudited Pro Forma Combined Financial Data	21
Comparative Pro Forma Per Share Data	23
Risk Factors	25
A Warning About Forward-Looking Information	34
The Peoples Special Meeting of Shareholders	34
The Penseco Special Meeting of Shareholders	37
Proposal:	40
The Merger	40
General	40
Background of the Merger	41
Peoples’ Reasons for the Merger	44
Recommendation of the Peoples Board of Directors	48
Opinion of Peoples’ Financial Advisor	48
Penseco’s Reasons for the Merger	56
Recommendation of the Penseco Board of Directors	59
Opinion of Penseco’s Financial Advisor	59
Terms of the Merger	68
Interests of Directors, Officers, and Others in the Merger	81
Accounting Treatment	87
Material U.S. Federal Income Tax Consequences	88
Resales of Peoples Common Stock	90
Application to be Listed on The Nasdaq Stock Market, Inc.	90
Rights of Dissenting Shareholders	90
Description of Peoples	92
General	92
Property	104
Legal Proceedings	104
Information about Peoples’ Directors	104
Related Party Transactions	117
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	117
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Peoples Financial Services Corp. Six Months Ended June 30, 2013 and 2012	118
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Peoples Financial Services Corp. Years Ended December 31, 2012 and 2011	126
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Peoples Financial Services Corp. Years Ended December 31, 2011 and 2010	152
Qualitative and Quantitative Disclosures about Market Risk	161
Description of Peoples Capital Securities	162
Description of Peoples’ Common Stock	162
Comparison of Shareholders’ Rights	164
Number of Authorized Shares of Capital Stock	165
Share Certificates	165
Annual Shareholder Meeting	165
Special Meetings of Shareholders	165
Notice of Shareholder Meetings	165
Fixing the Record Date	165

Questions and Answers about the Merger

Q-1:	Why am I receiving this document?

A:	You are receiving this document because Peoples and Penseco signed an Agreement and Plan of Merger, dated as of June 28, 2013, which provides, among other things, for the merger of Penseco with and into Peoples, and the conversion of each share of Penseco common stock outstanding immediately prior to the consummation of the merger into 1.3636 shares of Peoples common stock.

Q-2:	What is the purpose of this document?

A:	This document serves as both a proxy statement of Peoples and Penseco and a prospectus of Peoples. This document serves as a proxy statement because the Peoples and Penseco boards of directors are soliciting your proxy for use at the Peoples and Penseco special meetings of shareholders called to consider and vote on the merger agreement. This document serves as a prospectus because Peoples is offering shareholders of Penseco to exchange their shares of Penseco common stock for shares of Peoples common stock in the merger.

Q-3:	What items of business will Peoples and Penseco ask shareholders to consider at the special meetings?

A:	At the Peoples special meeting, shareholders are asked to vote in favor of approval and adoption of the merger agreement with Penseco. In addition, shareholders will be asked to vote in favor of an amendment to the articles of incorporation, cast an advisory (non-binding) vote on the “golden parachute” compensation payable to the named executive officers of Peoples and Penseco in connection with the merger, and vote in favor of a proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies if we have not received sufficient votes to adopt the merger agreement at the time of the special meeting.

At the Penseco special meeting, shareholders are asked to vote in favor of approval and adoption of the merger agreement with Peoples. In addition, shareholders will be asked to cast an advisory (non-binding) vote on the “golden parachute” compensation, that is compensation based on or related to the proposed merger, payable to the named executive officers of Penseco in connection with the merger, and vote in favor of a proposal to adjourn or postpone our special meeting, if necessary, to solicit additional proxies if we have not received sufficient votes to adopt the merger agreement at the time of our special meeting.

Q-4:	Why are Peoples and Penseco proposing to merge?

A:	The boards of directors of Peoples and Penseco believe that a merger of the two companies will create a stronger and more capable entity than either Peoples or Penseco is likely to be alone. Each board of directors believes the merger will provide an opportunity for each company to capitalize on its resources in the short-term and strengthen their prospects for the continued growth over the long-term. The merger also involves certain risks, which are described under “Risk Factors” beginning on page 25.

Q-5:	Will Peoples Neighborhood Bank and Penn Security Bank and Trust Company change their names after the merger?

A:	Yes. Following the effective time of the merger of Penseco with and into Peoples, Penn Security Bank and Trust Company will merge with and into Peoples Neighborhood Bank. The resulting bank will be named Peoples Security Bank and Trust Company.

Q-6:	What do the Peoples and Penseco boards of directors recommend?

A:	The Peoples and Penseco boards of directors have approved the merger agreement and the merger, and each believes that the merger is in the best interests of Peoples and Penseco. Accordingly, the Peoples board of directors unanimously recommends that their shareholders vote “FOR” the approval and adoption of the merger agreement and the merger, “FOR” the approval and adoption of the amendment to the articles of incorporation, “FOR” the approval of the advisory (non-binding) resolution approving the golden parachute compensation payable to the named executive officers of Peoples and Penseco in connection with the merger, and “FOR” the approval of the proposal granting the Peoples board of directors discretionary authority to adjourn or postpone the special meeting, if necessary.

The Penseco board of directors unanimously recommends that you vote “FOR” the proposal to approve and adopt the merger agreement, “FOR” the proposal to approve, on an advisory basis, the compensation of the named executive officers of Penseco that is based on or related to the proposed merger, and “FOR” the approval of the proposal to adjourn the special meeting, if necessary.

Q-7:	When do Peoples and Penseco expect to complete the merger?

A:	Peoples and Penseco expect to complete the merger shortly after all of the conditions to the merger are fulfilled, including obtaining the approval of Peoples shareholders, the approval of Penseco shareholders, and the approval of the applicable regulatory agencies. We anticipate this will occur in late 2013. Peoples and Penseco cannot assure you that they will obtain the necessary shareholder approvals and regulatory approvals or the other conditions precedent to the merger can or will be satisfied.

Q-8:	What will Penseco shareholders receive in the merger?

A:	Record holders of Penseco common stock will receive 1.3636 shares of Peoples common stock for every share of Penseco common stock they own on the effective time of the merger and will receive cash instead of any fractional share they would have otherwise received in the merger.

Q-9:	Why is Peoples proposing to amend its articles of incorporation?

A:	Currently, Peoples’ articles of incorporation only permit the issuance of 12,500,000 shares of common stock. However, in order to effect the merger, Peoples will have to issue an additional 4,466,086 shares of common stock in addition to the current 3,087,206 shares of common stock outstanding and 5,800 shares of common stock reserved for issuance. While, Peoples will have enough common stock shares authorized to issue to effect the merger under the current articles of incorporation, in order to provide flexibility, the board of directors believes it is in the best interests of Peoples and its shareholders to have more shares authorized for any future financings, investment opportunities, acquisitions of other companies, declaration of stock dividends, stock splits or other distributions, or for other corporate purposes.

Q-10:	Why am I being asked to cast an advisory (non-binding) vote to approve the golden parachute compensation payable to certain officers in connection with the merger?

A:	The SEC, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, adopted rules that require the companies to seek an advisory (non-binding) vote with respect to certain payments that will or may be made to each company’s named executive officers in connection with the merger.

Q-11:	What will happen if shareholders do not approve the golden parachute compensation at the special meetings?

A:	Approval of the golden parachute compensation payable in connection with the merger is not a condition to completion of the merger. The votes with respect to the golden parachute compensation are advisory and will not be binding on either Peoples or Penseco (or the combined company that results from the merger) regardless of whether the merger agreement is approved and adopted. Accordingly, as the compensation to be paid to certain of the executives in connection with the merger is contractual, such compensation will or may be payable if the merger is completed regardless of the outcome of the advisory votes.

Q-12:	Are there regulatory or other conditions to the merger occurring?

A:	Yes. The merger must be approved by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation (FDIC) and the Pennsylvania Department of Banking and Securities. As of the date of this joint proxy statement/prospectus, appropriate applications will be filed with these regulatory authorities.

Furthermore, the merger will only be completed if neither Peoples nor Penseco is in material breach of any of its representations, warranties, or obligations under the merger agreement. The merger is also subject to the condition that Peoples and Penseco each receive an opinion from their respective counsel that the merger will be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986. The merger is also subject to certain other specified conditions. See “Proposal—The Merger—Terms of the Merger—Conditions to Merger,” beginning at page 75.

Q-13:	What vote is required to approve the merger?

A:	Both Peoples shareholders and Penseco shareholders must adopt and approve the merger agreement in accordance with each of its articles of incorporation and bylaws. As the board of directors of Peoples has already approved the merger agreement by at least 66 2/3% of the board, the affirmative vote of the holders of at least a majority of the outstanding shares of Peoples common stock on the record date is necessary to approve and adopt the merger agreement. The affirmative vote of the holders of at least 75% of the outstanding shares of Penseco common stock on the record date is necessary to approve and adopt the merger agreement.

Q-14:	Do I have the right to dissent from the merger?

A:	Yes. As a Peoples or Penseco shareholder, you have the right under Pennsylvania law to dissent from the merger and to demand and receive a cash payment of the statutorily determined “fair value” of your common stock in the event that the merger is consummated. The statutorily determined “fair value” could be more or less than the value of the merger consideration. In order to assert dissenters’ rights, shareholders must precisely follow the process described in “Proposal—The Merger—Rights of Dissenting Shareholders” beginning on page 90 and in Annex D.

Generally, shareholders who wish to dissent must:

1.	File with the corporation of which they are a shareholder a written notice of their intention to demand that they be paid the fair value for their shares of Peoples or Penseco common stock, as the case may be, rather than receive shares of Peoples common stock as described in the merger agreement prior to the respective vote of shareholders on the merger at the Peoples or Penseco special meeting called for such purpose.

2.	The dissenting shareholders must effect no change in the beneficial ownership of their Peoples or Penseco common stock, as the case may be, from the date of the filing of the intention to demand payment through the effective time of the merger if the shareholders approve and adopt the merger and the merger agreement.

3.	Dissenting shareholders also must refrain from voting their Peoples or Penseco common stock to approve the merger at the special meeting called for such purpose.

You also are encouraged to consult with your own legal advisor as to your dissenters’ rights under Pennsylvania law. Failure to strictly comply with these procedures will result in the loss of these dissenters’ rights and your ability to receive cash for the fair value of your common stock of either Peoples or Penseco.

Q-15:	What do I need to do now?

A:	After you have carefully read these materials, indicate on the enclosed proxy card how you want to vote your shares of either Peoples or Penseco. Then sign, date, and mail the proxy card in the enclosed postage-paid envelope as soon as possible so your shares will be represented and voted at either the Peoples or Penseco special meeting. Alternatively, you can submit your proxy by following the internet or telephone instructions included in the following materials and on your proxy card.

Q-16:	Should Penseco shareholders send in their stock certificates now?

A:	No. Penseco shareholders should not send in their stock certificates at this time. Penseco shareholders will receive instructions from the exchange agent at a later time. Peoples shareholders will not need to exchange their certificates. See “Proposal—The Merger—Terms of the Merger—Exchange Procedures” on page 69.

Please do not send any stock certificates to Peoples, Penseco, or the exchange agent until you receive instructions.

Q-17:	Can I change my vote after I have submitted my proxy?

A:	Yes. There are three ways for you to revoke your proxy and change your vote:

1.	You may submit a later-dated, proxy before Peoples’ or Penseco’s special meeting, as either relates to you.

2.	You may revoke your proxy by written notice delivered at any time prior to the vote on the merger including delivery at the special meeting of shareholders. Peoples shareholders should deliver this notice to the Corporate Secretary, and Penseco shareholders should deliver this notice to the Secretary.

3.	You may attend the Peoples or Penseco special meeting and vote in person. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q-18:	What are the material U.S. federal income tax consequences of the merger to Penseco shareholders?

A:	The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the holders of Penseco common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Penseco common stock for shares of Peoples common stock in the merger, except with respect to any cash received in lieu of fractional shares. This tax treatment may not apply to all Penseco shareholders.

We urge you to consult your tax advisor for a full understanding of the tax consequences of the merger to you. Tax matters are very complicated and, in many cases, tax consequences of the merger will depend on your particular facts and circumstances. See “Proposal—The Merger—Material U.S. Federal Income Tax Consequences,” beginning at page 88.

Q-19:	What happens if my stock certificates are held in “street name” by my broker, bank, or other nominee?

A:	Your broker, bank, or other nominee will not vote your shares unless you provide instructions to your broker, bank, or other nominee on how to vote. You should fill out the voter instruction form sent to you by your broker, bank, or other nominee with this document.

Q-20:	Whom should I call with questions or to obtain additional copies of this document?

A:	If you have questions about your special meeting of shareholders or if you need additional copies of this document, you should contact:

For Peoples Shareholders:	For Penseco Shareholders:
Scott A. Seasock Senior Vice President and Chief Financial Officer Peoples Financial Services Corp. 82 Franklin Avenue Hallstead, PA 18822 (570) 897-2175	Marie L. Luciani Investor Relations Officer Penseco Financial Services Corporation 150 North Washington Avenue Scranton, PA 18503 (570) 346-7741

In addition, you may also contact Regan & Associates, Inc., Penseco’s proxy solicitor at the following address and telephone number:

Regan & Associates, Inc.

505 Eighth Avenue, Suite 800, New York, New York 10018

(212) 587-3005

info@reganproxy.com

Summary

This summary highlights selected information from this document. It does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents referred to in this document before you decide how to vote. Together these documents will give you a more complete description of the proposed transaction. Page references are included in this summary to direct you to more thorough descriptions of the topics provided elsewhere in these materials.

The Special Meetings of Shareholders

Peoples special meeting of shareholders to be held [—], 2013 (see page 34).

Peoples will hold a special meeting of shareholders on [—], 2013, at [—] a.m., local time, at [—], Hallstead, Pennsylvania 18822.

Penseco special meeting of shareholders to be held [—], 2013 (see page 37).

Penseco will hold a special meeting of shareholders on [—], 2013, at [—] p.m., local time, at [—], Scranton, Pennsylvania 18503.

Peoples record date set at [—], 2013; one vote per share of Peoples common stock (see page 34).

If you owned shares of Peoples common stock at the close of business on [—], 2013, you are entitled to notice of, and to vote at, the special meeting of shareholders. You will have one vote at the special meeting for each share of Peoples common stock you owned on [—], 2013. On [—], 2013, there were [—] shares of Peoples common stock outstanding.

Penseco record date set at [—], 2013; one vote per share of Penseco common stock (see page 37).

If you owned shares of Penseco common stock at the close of business on [—], 2013, you are entitled to notice of, and to vote at, the special meeting of shareholders. You will have one vote at the special meeting for each share of Penseco common stock you owned on [—], 2013. On [—], 2013, there were [—] shares of Penseco common stock outstanding.

The Companies

Peoples Financial Services Corp.

82 Franklin Avenue

Hallstead, PA 18822

(570) 879-2175

Peoples Financial Services Corp., with assets of approximately $689.0 million as of June 30, 2013, is the holding company for Peoples Neighborhood Bank. Peoples stock is quoted on the OTCQB market place under the symbol “PFIS”. For more information, visit Peoples Neighborhood Bank website at www.peoplesnatbank.com. The information on Peoples’ website is not incorporated into this joint proxy statement/prospectus.

Penseco Financial Services Corporation

150 North Washington Avenue

Scranton, PA 18503

(570) 346-7741

Penseco Financial Services Corporation, with assets of approximately $919.7 million as of June 30, 2013, is the holding company for Penn Security Bank and Trust Company. Penseco stock is quoted on the OTCQB market place under the symbol “PFNS”. For more information, visit the Penseco website at www.pennsecurity.com. The information on Penseco’s website is not incorporated into this joint proxy statement/prospectus.

We propose that Penseco merge with and into Peoples (see page 40).

Under the terms of the merger agreement, Penseco will merge with and into Peoples. As soon as practicable but no earlier than the first business day after the merger, Penn Security Bank and Trust Company will merge with and into Peoples Neighborhood Bank, and the resulting institution will be named “Peoples Security Bank and Trust Company.” A copy of the merger agreement is attached to this document as Annex A and a copy of the plan of merger for the banks is attached as Exhibit 3 to the merger agreement.

The boards of directors of Peoples and Penseco are unanimously recommending a vote in favor of the merger and believe that a merger of the two companies will create a stronger and more capable entity than either Peoples or Penseco is likely to be alone.

Both boards of directors of Peoples and Penseco are unanimously recommending its respective shareholders vote in favor of the merger. The reasons we are recommending approval of the merger include the potential revenue and cost synergies and the resulting increase in earnings and expansion of market diversity. Each board of directors believes the merger will provide an opportunity for the combined company to capitalize on its assets in the short-term and strengthen their prospects for continued growth over the long-term. We believe this growth will be sufficient to overcome the costs arising from the merger. Furthermore, since the two companies serve markets that are geographically complementary to the other, the combined entity would have a more diverse market concentration than either of the two companies on their own.

Penseco shareholders will receive shares of Peoples common stock (see page 68).

At the effective time of the merger, each outstanding share of Penseco common stock will be converted into and become the right to receive 1.3636 shares of Peoples common stock. Peoples will not issue fractional shares of its common stock as part of the merger and will instead pay cash for any fractional share of common stock a shareholder of Penseco would have otherwise received in the merger.

Peoples has received an opinion from its financial advisor that the exchange ratio is fair, from a financial point of view, to the shareholders of Peoples (see page 48).

In connection with the merger, the board of directors of Peoples received a written opinion from Peoples’ financial advisor, Boenning & Scattergood, Inc., as to the fairness, from a financial point of view, of the exchange ratio to the shareholders of Peoples. The full text of the opinion of Boenning & Scattergood, dated as of June 28, 2013, is included in this document as Annex B. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered, and limitations of the review undertaken by Boenning & Scattergood. The opinion of Boenning & Scattergood is directed to Peoples’ board of directors and does not constitute a recommendation to you or any other shareholder as to how to vote with respect to the merger or any other matter relating to the proposed merger. Boenning & Scattergood will receive a fee for its services, including rendering the fairness opinion, in connection with the merger.

Penseco has received an opinion from its financial advisor that the exchange ratio is fair, from a financial point of view, to the shareholders of Penseco (see page 59).

In connection with the merger, the board of directors of Penseco received a written opinion from Penseco’s financial advisor, Griffin Financial Group, LLC, as to the fairness of the exchange ratio, from a financial point of view, to the shareholders of Penseco. The full text of the opinion of Griffin, dated as of June 28, 2013, is included in this document as Annex C. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered, and limitations of the review undertaken by Griffin. The opinion of Griffin is directed to Penseco’s board of directors and does not constitute a recommendation to you or any other shareholder as to how to vote with respect to the merger, the form of consideration to be received in the merger, or any other matter relating to the proposed merger. Griffin will receive a fee for its services, including rendering the fairness opinion, in connection with the merger.

Peoples engaged Penseco’s financial consultant to assist management in preparing pro forma financial information.

In connection with the evaluation of a potential transaction with Peoples, Penseco engaged Cedar Hill Advisors, LLC to assist it in preparing certain financial modeling. Subsequently, in connection with the preparation of this joint proxy statement/prospectus, related registration statement and other regulatory applications, Peoples engaged Cedar Hill to assist management in the preparation of certain pro forma financial information related to the merger presented elsewhere in this document. Peoples and Penseco are aware of the potential conflicts that might arise from each of them engaging Cedar Hill in the same transaction, albeit for different purposes.

Peoples Shareholder Vote Required (see page 35).

Approval and Adoption of the Merger Agreement. Since Peoples’ board of directors unanimously approved the merger agreement and merger, Peoples’ articles of incorporation require the approval and adoption of the merger agreement and the merger by an affirmative vote, in person or by proxy, of at least a majority of the outstanding shares of Peoples common stock on the record date.

Approval and Adoption of the Amendment to the Articles of Incorporation. The affirmative vote of a majority of the shares of Peoples common stock voted at the special meeting of shareholders is required to approve and adopt the amendment to Peoples’ articles of incorporation to increase the number of authorized shares of common stock from 12,500,000 to 25,000,000.

Advisory (Non-binding) Vote Regarding Golden Parachute Compensation. The affirmative vote of a majority of the votes cast by the holders of Peoples common stock entitled to vote on that matter at a shareholders’ meeting at which a quorum is present, is required to approve on an advisory (non-binding) basis, golden parachute compensation payable to the named executive officers of Peoples and Penseco in connection with the merger.

Discretionary Authority to Adjourn the Special Meeting. The affirmative vote of the holders of a majority of the votes cast by the holders of Peoples common stock entitled to vote on the adjournment proposal is required to approve the proposal to grant discretionary authority to the Peoples board of directors to adjourn the special meeting if necessary to solicit additional proxies from Peoples shareholders in the event a quorum is present at our special meeting but there are insufficient votes to adopt the merger agreement.

Each holder of shares of Peoples common stock outstanding on the record date will be entitled to one vote for each share held of record. The vote required for approval and adoption of the merger agreement is a percentage of all outstanding shares of Peoples common stock. Therefore, abstentions will have the same effect as a vote against the merger agreement and the merger. Brokers who hold Peoples common stock as nominees on your behalf will not have authority to vote your shares with respect to the merger agreement or the merger unless you provide voting instructions in accordance with the directions provided by your broker. Failure to provide your broker with voting instructions will have the same effect as a vote against the merger agreement.

Penseco Shareholder Vote Required (see page 37).

Approval and Adoption of the Merger Agreement. Penseco’s articles of incorporation require the approval and adoption of the merger agreement and the merger by an affirmative vote of at least 75% of the shares of Penseco common stock outstanding on the record date.

Advisory (Non-binding) Vote Regarding Golden Parachute Compensation. In accordance with Penseco’s bylaws, the affirmative vote of a majority of Penseco shares represented, in person or by proxy, at the special meeting is required to approve, on an advisory basis, the compensation of Penseco’s named executive officers that is based on or related to the proposed merger.

Discretionary Authority to Adjourn the Special Meeting. In accordance with Penseco’s bylaws, the affirmative vote of a majority of Penseco shares represented, in person or by proxy, at the special meeting is required to approve the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve and adopt the merger agreement.

Each holder of shares of Penseco common stock outstanding on the record date will be entitled to one vote for each share held of record. The vote required for approval and adoption of the merger agreement is a percentage of all outstanding shares of Penseco common stock. Therefore, abstentions will have the same effect as a vote against the merger agreement and the merger. Brokers who hold Penseco common stock as nominees on your behalf will not have authority to vote your shares with respect to the merger agreement or the merger unless you provide voting instructions in accordance with the directions provided by your broker. Failure to provide your broker with voting instructions will have the same effect as a vote against the merger agreement.

Peoples directors and executive officers have agreed to vote in favor of the merger (see page 35).

On [—], 2013, the directors and executive officers of Peoples had sole or shared voting power over [—] shares, or [—] %, of the outstanding shares of Peoples common stock. These directors and officers of Peoples have agreed to vote these shares of Peoples common stock in favor of approving and adopting of the merger agreement.

Penseco directors and executive officers have agreed to vote in favor of the merger (see page 37).

On [—], 2013, the directors and executive officers of Penseco had sole or shared voting power over [—] shares, or [—] %, of the outstanding shares of Penseco common stock. These directors and officers of Penseco have agreed with Peoples to vote these shares of Penseco common stock in favor of approving and adopting the merger agreement.

Peoples and Penseco directors and management may have interests in the merger that differ from your interests (see page 81).

The directors and certain officers of each of Peoples and Penseco and their subsidiaries have interests in the merger as directors and employees that are different from or in addition to yours as a Peoples or Penseco shareholder. These interests include, among others, provisions in the merger agreement regarding the resulting Peoples and Peoples Security Bank and Trust Company boards, as well as change in control agreements, employment agreements, supplemental executive retirement plans, deferred compensation plans, indemnification, insurance, stock options, restricted stock plans, and eligibility to participate in various employee benefit plans. For purposes of the Peoples agreements and plans generally, and for certain Penseco agreements and plans, the completion of the transactions contemplated by the merger agreement will constitute a change in control. These additional interests may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it as a shareholder.

Each of Peoples’ and Penseco’s board of directors was aware of these interests and considered them in approving and recommending the merger agreement.

Peoples and Penseco must obtain regulatory approval and satisfy other conditions before the merger is complete (see page 75).

Peoples’ and Penseco’s obligations to complete the merger and the bank merger are subject to various conditions that are usual and customary for this kind of transaction. These conditions include obtaining approval from the Federal Reserve Board, the FDIC and the Pennsylvania Department of Banking and Securities. As of the date of this document, appropriate applications for approval have been filed or will be filed as soon as possible. In addition to the required regulatory approvals, the merger will only be completed if certain conditions are met. See “Proposal—The Merger—Terms of the Merger—Conditions to Merger”.

Amendment or termination of the merger agreement is possible (see page 77).

Peoples and Penseco can agree to amend the merger agreement in any way, except that, after approval by Peoples and Penseco shareholders at their special meetings, Peoples and Penseco cannot change the amount of Peoples common stock Penseco shareholders will receive in the transaction from what is provided in the merger agreement.

Peoples and Penseco may agree to terminate the merger agreement and not complete the merger at any time before the merger is completed. Each company also may unilaterally terminate the merger agreement in certain circumstances. These include the failure to complete the merger by March 31, 2014, unless the terminating company’s breach is the reason the merger has not been completed.

Rights of Penseco shareholders differ from those of Peoples shareholders (see page 164).

When the merger is complete, Penseco shareholders will automatically become Peoples shareholders. The rights of Penseco shareholders differ from the rights of Peoples shareholders in certain important ways. Many of these differences have to do with provisions in Penseco’s articles of incorporation and bylaws that differ from those of Peoples. See “Comparison of Shareholders’ Rights”.

Material U.S. federal income tax consequences of the merger (see page 88).

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the holders of Penseco common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Penseco common stock for shares of Peoples common stock in the merger, except with respect to any cash received in lieu of fractional shares. This tax treatment may not apply to all Penseco shareholders.

We urge you to consult your tax advisor for a full understanding of the specific tax consequences of the merger to you. Tax matters are very complicated and, in many cases, tax consequences of the merger will depend on your particular facts and circumstances. See “Proposal—The Merger—Material U.S. Federal Income Tax Consequences,” beginning at page 88.

Peoples and Penseco shareholders are entitled to dissenters’ rights (see page 89).

As a Peoples or Penseco shareholder, you have the right under Pennsylvania law to dissent from the merger and to demand and receive a cash payment for the statutorily determined “fair value” of your common stock in the event that the merger is completed. The statutorily determined “fair value” could be more or less than the value of the merger consideration. In order to assert dissenters’ rights, shareholders must precisely follow the process described in “Proposal—The Merger—Rights of Dissenting Shareholders” and in Annex D. These sources describe provisions of Pennsylvania law related to dissenters’ rights. You also are encouraged to consult with your own legal advisor as to your dissenters’ rights under Pennsylvania law. Failure to strictly comply with these procedures will result in the loss of these dissenters’ rights and your ability to receive cash for the statutorily determined “fair value” of your common stock of either Peoples or Penseco.

Peoples will pursue a Nasdaq listing of its common stock (see page 90).

Peoples and Penseco have agreed to use their commercially reasonable best efforts to obtain a listing for trading of Peoples common stock as soon as practical after the effective time of the merger.

Peoples and Penseco will maintain a significant presence in their communities (see page 75).

For at least three years after the effective time of the merger, the headquarters and loan operations of the companied company and bank will be located in Scranton, Pennsylvania, and the deposit operations and data processing of the companied company and bank will be located in Hallstead, Pennsylvania.

Market Price and Dividend Information

Peoples

As of June 30, 2013, there were 3,087,206 shares of Peoples common stock outstanding, which were held by approximately 1,053 holders of record and outstanding options that were exercisable on that date (or within 60 days of that date) for 5,800 additional shares of Peoples common stock. The number of shareholders does not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms, and others.

Additionally, a substantial source of Peoples’ income from which it can pay dividends is the receipt of dividends from Peoples Neighborhood Bank. The availability of dividends from Peoples Neighborhood Bank is limited by various statutes and regulations. It also is possible, depending on the financial condition of Peoples Neighborhood Bank, and other factors, that the applicable regulatory authorities could assert that payment of dividends or other payments is an unsafe or unsound banking practice. In the event that Peoples Neighborhood Bank is unable to pay dividends to Peoples, Peoples may not be able to pay dividends on its common stock.

Peoples common stock is listed on the OTCQB market place under the symbol “PFIS”. The following table shows, for the indicated periods, the high and low sales prices per share for Peoples common stock as reported on the OTCQB market place and dividends declared per share of Peoples common stock. These prices may include retail markups, markdowns, or commissions.

	High	Low	Dividend Declared
2013
First Quarter	$34.00	$30.05	$0.23
Second Quarter	39.90	33.00	0.23
Third Quarter (through August 8, 2013)	35.50	33.50	0.00
2012
First Quarter	$29.00	$27.50	$0.21
Second Quarter	30.00	28.00	0.21
Third Quarter	31.00	28.80	0.22
Fourth Quarter	31.00	29.50	0.22
2011
First Quarter	$28.00	$26.31	$0.20
Second Quarter	27.50	25.50	0.20
Third Quarter	28.25	26.90	0.20
Fourth Quarter	28.25	27.05	0.20

On June 28, 2013, the last full trading day before the public announcement of the execution of the merger agreement, and on August 8, 2013, the latest practicable trading day before the printing of this document, the high, low and closing sales prices for Peoples common stock were as follows:

	June 28, 2013			August 8, 2013
	High	Low	Closing	High	Low	Closing
Peoples Common Stock	$35.25	$35.25	$35.25	$35.25	$35.25	$35.25

Penseco

As of June 30, 2013, there were 3,285,145 shares of Penseco common stock outstanding which were held by approximately 1,001 holders of record. The number of shareholders does not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms, and others.

Penseco common stock is listed on the OTCQB market place under the symbol “PFNS”. The following table shows, for the indicated periods, the high and low sales prices per share for Penseco common stock as reported on the OTCQB market place and dividends declared per share of Penseco common stock. These prices may include retail markups, markdowns, or commissions.

	High	Low	Dividend Declared
2013
First Quarter	$38.00	$37.00	$0.42
Second Quarter	41.50	37.10	0.42
Third Quarter (through August 8, 2013)	45.00	41.50	0.00
2012
First Quarter	$40.00	$36.58	$0.42
Second Quarter	41.00	37.50	0.42
Third Quarter	38.35	36.90	0.42
Fourth Quarter	39.00	36.95	0.42
2011
First Quarter	$40.00	$35.55	$0.42
Second Quarter	39.25	37.00	0.42
Third Quarter	40.00	36.25	0.42
Fourth Quarter	39.00	36.87	0.42

On June 28, 2013, the last full trading day before the public announcement of the execution of the merger agreement, and on August 8, 2013, the latest practicable trading day before the printing of this document, the high, low and closing sales prices for Penseco common stock were as follows:

	June 28, 2013			August 8, 2013
	High	Low	Closing	High	Low	Closing
Penseco Common Stock	$41.50	$38.00	$41.50	42.75	42.00	42.00

Pursuant to the merger agreement, Peoples and Penseco have agreed to coordinate with one another with respect to regular quarterly dividends to ensure that holders of Penseco common stock do not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Penseco common stock and any shares of Peoples common stock received in the merger. In addition, Peoples and Penseco have agreed that for at least five years after the merger, Peoples will pay a quarterly cash dividend in an amount no less than $.31 per share, provided that sufficient funds are legally available for payment of dividends and that Peoples and the combined bank remains “well-capitalized” in accordance with applicable regulatory guidelines. The post-merger quarterly dividend may only be reduced below $.31 per share upon the approval of 80% of the board of directors.

Comparative Market Value

The following table sets forth the market value per share of Peoples and Penseco common stock and the equivalent market value per share of Penseco common stock on June 28, 2013 (the date of the public announcement of the merger) and August 8, 2013 (the latest practicable trading day prior to the date of this document). The equivalent market value is based upon an assumed exchange ratio of 1.3636 shares of Peoples common stock multiplied by the closing sales price of Peoples common stock on the specified date.

	Peoples Historical	Penseco Historical	Penseco Equivalent Market Value
June 28, 2013	$35.25	$41.50	$48.07
August 8, 2013	$35.25	$42.00	$48.07

Advisory (Non-binding) Votes on Golden Parachute Compensation (Pages 171 and 172)

In accordance with SEC rules, Peoples and Penseco are providing shareholders with the opportunity to vote to approve on an advisory (non-binding) basis, certain payments that will or may be made to certain named executive officers in connection with the merger, as reported in the Summary of Golden Parachute Arrangements tables on pages 83 and 85, and the associated narrative discussions.

Adjournment or Postponement Proposals (Page 173)

You are being asked to approve a proposal to grant the Peoples and Penseco boards of directors discretionary authority to adjourn or postpone the special meetings, if necessary, to solicit additional proxies from their shareholders for the merger proposal in the event a quorum is present at the special meeting but there are insufficient votes to adopt the merger agreement.

Selected Historical Consolidated Financial Data of Peoples

The following is a summary of consolidated financial information with respect to Peoples as of and for the six months ended June 30, 2013 and 2012, and as of and for the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008. The results for the six months ended June 30, 2013 are not necessarily indicative of the results to be expected for the full year. This information is derived from, and should be read in conjunction with, Peoples’ consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Peoples Financial Services Corp. for the Six Months Ended June 30, 2013 and 2012”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Peoples Financial Services Corp. for the Years Ended December 31, 2012 and 2011”, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Peoples Financial Services Corp. for the Years Ended December 31, 2011 and 2010”, each of which can be found elsewhere in this joint proxy statement/prospectus. In the opinion of management of Peoples, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for or as of the six month interim periods have been made.

(Dollars in thousands, except per share data)						(Unaudited) As of or for the 6 months ended June 30,
Year Ended December 31,	2012	2011	2010	2009	2008	2013	2012
Condensed statements of financial performance:
Interest income	$27,779	$27,350	$25,577	$24,273	$25,479	$14,111	$13,955
Interest expense	5,112	5,639	6,498	7,258	9,154	2,148	2,573

Net interest income	22,667	21,711	19,079	17,015	16,325	11,963	11,382
Provision for loan losses	1,695	1,794	2,202	1,735	713	330	1,035

Net interest income after provision for loan losses	20,972	19,917	16,877	15,280	15,612	11,633	10,347
Noninterest income (loss)	4,846	5,567	4,290	3,082	(1,809)	2,348	2,573
Noninterest expense	14,713	15,310	13,245	12,390	10,677	8,109	7,212

Income before income taxes	11,105	10,174	7,922	5,972	3,126	5,872	5,708
Provision for income tax expense	1,985	2,357	1,437	923	87	1,310	1,004

Net income	$9,120	$7,817	$6,485	$5,049	$3,039	$4,562	$4,704

Condensed statements of financial position:
Investment securities	$147,780	$139,899	$121,772	$130,506	$107,589	$138,758	$128,596
Net loans	459,192	439,754	386,672	332,196	313,606	485,478	451,138
Other assets	64,551	41,751	50,143	53,781	51,181	64,738	58,980

Total assets	$671,523	$621,404	$558,587	$516,483	$472,376	$688,974	$638,714

Deposits	$574,311	$494,283	$438,734	$410,038	$371,268	$596,935	$538,111
Short-term borrowings	12,764	43,791	38,724	20,439	18,432	17,972	13,233
Long-term debt	13,130	18,927	27,336	38,750	39,691	2,717	18,533
Other liabilities	5,122	4,790	3,277	2,286	3,265	3,760	4,961
Stockholders’ equity	66,196	59,613	50,516	44,970	39,720	67,590	63,876

Total liabilities and stockholders’ equity	$671,523	$621,404	$558,587	$516,483	$472,376	$688,974	$638,714

(Dollars in thousands, except per share data)						(Unaudited) As of or for the 6 months ended June 30,
Year Ended December 31,	2012	2011	2010	2009	2008	2013	2012
Per share data:
Net income	$2.93	$2.49	$2.07	$1.61	$0.97	$1.48	$1.51
Cash dividends declared	$0.86	$0.80	$0.79	$0.76	$0.76	$0.46	$0.42
Stockholders’ equity	$21.46	$19.11	$16.07	$14.34	$12.69	$21.89	$20.48
Cash dividends declared as a percentage of net income	29.40%	32.28%	38.24%	47.15%	79.53%	31.13%	27.81%
Average common shares outstanding	3,117,098	3,136,663	3,139,606	3,133,518	3,128,170	3,085,216	3,118,269

Selected ratios (based on average balances) (unaudited):
Net income as a percentage of total assets	1.42%	1.33%	1.18%	1.07%	0.68%	1.37%	1.51%
Net income as a percentage of stockholders’ equity	14.91	14.80	13.87	12.62	7.53	14.02	16.02
Stockholders’ equity as a percentage of total assets	9.55	8.99	8.53	8.50	9.01	9.77	9.42
Tier I capital as a percentage of adjusted total assets	9.17	9.42	9.19	9.92	9.31	12.11	11.88
Net interest income as a percentage of earning assets	3.97	4.18	4.00	4.23	4.25	3.99	4.10
Loans, net, as a percentage of deposits	87.03%	89.70%	84.67%	87.33%	86.38%	82.85%	91.12%

Selected ratios and data (based on period end balances):
Tier I capital as a percentage of risk-weighted assets	12.11%	11.57%	11.72%	12.30%	12.26%	9.54%	9.33%
Total capital as a percentage of risk-weighted assets	13.36	12.69	12.68	13.18	13.10	13.38	13.07
Allowance for loan losses as a percentage of loans, net (unaudited)	1.41	1.20	1.05	0.99	0.95	1.37	1.29
Nonperforming loans as a percentage of loans, net (unaudited)	2.24%	2.30%	1.77%	0.99%	1.63%	2.39%	2.14%

Note: Average balances were calculated using average daily balances. Average balances for loans include nonaccrual loans. Tax-equivalent adjustments were calculated using the prevailing statutory rate of 34.0 percent.

Selected Historical Consolidated Financial Data of Penseco

The following selected financial information for the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008 is derived from audited consolidated financial statements of Penseco. The financial information as of and for the six months ended June 30, 2013 and 2012 is derived from unaudited financial statements. The results of operations for the six months ended June 30, 2013 are not necessarily indicative of the results of operations for the full year or any other interim period. Penseco’s management prepared the unaudited information on the same basis as it prepared Penseco’s audited consolidated financial statements. In the opinion of Penseco’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Penseco’s consolidated financial statements and related notes included in Penseco’s Annual Report on Form 10-K for the year ended December 31, 2012, and Penseco’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which are incorporated by reference herein and from which this information is derived. Please see “Where You Can Find More Information” on page 174.

(in thousands, except per share amounts)

RESULTS OF OPERATIONS:

						As of or for the 6 months ended June 30,
	2012	2011	2010	2009	2008	2013	2012
Interest Income	$37,591	$39,707	$41,745	$40,151	$33,898	$17,627	$19,148
Interest Expense	5,362	7,339	8,356	9,580	10,830	1,994	2,888

Net Interest Income	32,229	32,368	33,389	30,571	23,068	15,633	16,260
Provision for Loan and Lease Losses	924	2,381	1,999	2,260	861	800	306

Net Interest Income after Provision for Loan and Lease Losses	31,305	29,987	31,390	28,311	22,207	14,833	15,954
Non-Interest Income	11,441	12,619	12,152	10,369	11,036	5,883	5,516
Non-Interest Expenses	29,099	29,041	28,689	28,640	22,384	13,981	14,601
Income Taxes	3,058	3,034	3,287	1,813	2,386	1,370	1,540

Net Income	$10,589	$10,531	$11,566	$8,227	$8,473	$5,365	$5,329

BALANCE SHEET AMOUNTS (As of December 31):

Assets	$918,042	$925,532	$916,837	$884,034	$629,627	$919,669	$914,343
Investment Securities	177,293	191,208	217,044	195,930	151,912	172,218	184,886
Net Loans	616,580	624,811	608,605	597,670	435,873	634,801	632,032
Deposits	721,948	720,518	691,032	645,434	424,725	733,134	712,400
Long-Term Borrowings	45,397	58,220	68,835	68,094	72,720	35,633	51,792
Stockholders’ Equity	$132,446	$127,333	$120,466	$116,024	$72,361	$132,885	$130,367

						As of or for the 6 months ended June 30,
	2012	2011	2010	2009	2008	2013	2012

PER SHARE AMOUNTS:
Earnings per Share—Basic	$3.23	$3.21	$3.53	$2.75	$3.94	$1.64	$1.63
Earnings per Share—Diluted	$3.23	$3.21	$3.53	$2.75	$3.94	$1.64	$1.63
Dividends per Share	$1.68	$1.68	$1.68	$1.68	$1.66	$0.84	$0.84
Book Value per Share	$40.43	$38.87	$36.77	$38.75	$33.69	$40.56	$39.79
Weighted Average Common Shares Outstanding—Basic	3,276,079	3,276,079	3,276,079	2,994,059	2,148,000	3,276,079	3,276,079
Weighted Average Common Shares Outstanding—Diluted	3,276,411	3,276,079	3,276,079	2,994,059	2,148,000	3,277,516	3,276,100

FINANCIAL RATIOS:
Net Interest Margin (1)	4.05%	4.02%	4.39%	4.50%	4.34%	3.92%	4.09%
Return on Average Assets	1.14	1.13	1.30	1.02	1.37	1.16	1.15
Return on Average Equity	8.07	8.45	9.73	7.89	11.90	8.01	8.24
Average Equity to Average Assets	14.18	13.37	13.38	12.94	11.54	14.47	13.99
Dividend Payout Ratio	52.01%	52.34%	47.59%	61.09%	42.13%	51.22%	51.53%

(1)	Net interest margin is presented on a tax equivalent basis.

Selected Unaudited Pro Forma Combined Financial Data for Peoples

The following table shows information about the combined company’s financial condition and results of operations, after giving effect to the merger. This information is called unaudited pro forma financial information in this document. The information under “Combined Income Statement” in the table below gives effect to the pro forma results for the six months ended June 30, 2013 and the year ended December 31, 2012. The information under “Combined Balance Sheet” in the table below assumes the merger was completed on June 30, 2013. This pro forma financial information assumes that the merger is accounted for as a reverse merger using the acquisition method of accounting and represents a current estimate of the financial information based on available financial information of Peoples and Penseco. See “Proposal—The Merger—Accounting Treatment” on page 87.

The unaudited pro forma combined financial information includes adjustments to reflect the assets and liabilities of Peoples at their estimated fair values at or near June 30, 2013. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions or the merger on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors, nor the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results.

The information presented below should be read together with the historical consolidated financial statements of Peoples and Penseco, including the related notes, and together with the consolidated historical financial data for Peoples and Penseco and the other pro forma financial information, including the related notes, appearing elsewhere in this document. See “Unaudited Pro Forma Combined Financial Information” beginning on page F-66 in the joint proxy statement/prospectus. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma financial information found elsewhere in this joint proxy statement/prospectus, the allocation of the purchase price reflected in the Selected Unaudited Pro Forma Combined Financial Data is subject to adjustment and will vary from the actual purchase price allocation that will be recorded upon completion of the merger based upon changes in the balance sheet including fair value estimates.

Selected Unaudited Pro Forma Combined Financial Data

($ In Thousands, Except Per Share Data)

	For the Year Ended December 31, 2012	For the Six Months Ended June 30, 2013
Combined Income Statement (1)(2):
Interest income	$65,150	$31,628
Interest expense	9,316	3,563

Net interest income	55,834	28,065
Provision for loan losses	2,619	1,130

Net interest income after provision for loan losses	53,215	26,935
Noninterest income	16,287	8,231
Noninterest expenses	44,649	22,464

Income before income taxes	24,853	12,702
Provision for Income tax expense	5,078	2,706

Net income	$19,775	$9,996

Combined Balance Sheets:
Investment securities		$310,564
Net loans		1,121,001
Other assets		207,908

Total assets		$1,639,473

Total deposits		$1,333,144
Short-term borrowing		26,160
Long-term borrowing		38,350
Other liabilities		15,894
Stockholders’ equity		225,925

Total liabilities and stockholders’ equity		$1,639,473

Comparative Pro Forma Per Share Data

Presented below is the Penseco and Peoples historical per share financial data, the unaudited pro forma combined per share financial data, and the Penseco pro forma equivalent per share financial data for the six months ended June 30, 2013 and the year ended December 31, 2012. This information should be considered together with the financial statements and related notes of Penseco and Peoples and with the unaudited pro forma combined financial data included under “Unaudited Pro Forma Combined Financial Information” found elsewhere in this joint proxy statement/prospectus.

Unaudited Pro Forma Per Share Data

For The Six Months Ended June 30, 2013

($ In Thousands, Except Per Share Data)

	Accounting Acquirer Penseco Financial Services Corporation	Accounting Acquiree Peoples Financial Services Corp.	Pro Forma Peoples Combined (1)(2)(3)(4)	Pro Forma Equivalent Penseco Share (5)
Earnings per share:
For the six months ended June 30, 2013
Net income per share (Basic)	$1.64	$1.48	$1.33	$1.81
Net income per share (Diluted)	$1.64	$1.48	$1.33	$1.81

Dividends Declared:
For the six months ended June 30, 2013	$0.84	$0.46	$0.62	$0.85

Book Value:
As of June 30, 2013	$40.56	$21.89	$29.96	$40.85

Tangible Book Value:
As of June 30, 2013	$32.28	$21.74	$22.39	$30.53

Unaudited Pro Forma Per Share Data

For The Year Ended December 31, 2012

(Amounts In Thousands, except per share data)

	Accounting Acquirer Penseco Financial Services Corporation	Accounting Acquiree Peoples Financial Services Corp.	Pro Forma Peoples Combined (1)(2)(3)(4)	Pro Forma Equivalent Penseco Share (5)
Earnings per share:
For the year ended December 31, 2012
Net income (loss) per share (Basic)	$3.23	$2.93	$2.61	$3.56
Net income (loss) per share (Diluted)	$3.23	$2.93	$2.61	$3.56

Dividends Declared:
For the year ended December 31, 2012	$1.68	$0.86	$1.24	$1.69

Book Value:
As of December 31, 2012	$40.43	$21.46	$29.73	$40.54

Tangible Book Value:
As of December 31, 2012	$32.11	$21.29	$22.13	$30.18

(1)	The pro forma combined basic earnings and diluted earnings per share of Peoples common stock is based on the pro forma combined net income for Peoples and Penseco divided by the pro forma common shares or diluted common shares of the combined entities. The pro forma information includes adjustments related to the fair value of assets and liabilities of Peoples and is subject to adjustment as additional information becomes available and as additional analysis are performed.

(2)	The pro forma earnings per share information does not include anticipated cost savings or revenue enhancements, nor does it include one-time merger and integration expenses which will be expensed against income. Peoples’ and Penseco’s currently anticipates potential annual pre-tax cost savings following the merger will be approximately $7.1 million pre-tax, which are expectedly to largely be realized within one year after the merger, but there is no assurance that the anticipated cost savings will be realized on the anticipated time schedule or at all.

(3)	The pro forma combined balance sheet and book value per share data does include the impact of merger expenses on the balance sheet with Peoples’ after tax charges currently estimated at $1.1 million, illustrated as a pro forma fair value liability accrual, and Penseco’s after-tax estimated charges of $0.9 million, illustrated as a pro forma adjustment to retained earnings. The pro forma combined book value and tangible book value per share of Peoples common stock is based on the pro forma combined common stockholders’ equity of Peoples and Penseco divided by total pro forma common shares of the combined entities.

(4)	Pursuant to the merger agreement, Peoples and Penseco have agreed that for at least five years after the merger, Peoples will pay a quarterly cash dividend in an amount no less than $0.31 per share, provided that sufficient funds are legally available for payment of dividends and that Peoples and the combined bank remains “well-capitalized” in accordance with applicable regulatory guidelines. The post-merger quarterly dividend may only be reduced below $.31 per share upon the approval of 80% of the board of directors, accordingly the pro forma Peoples dividend is illustrated at $0.31 per quarter.

(5)	Pro forma equivalent Penseco per share amount is calculated by multiplying the pro forma combined per share amount by the exchange ratio of 1.3636 in accordance with the merger agreement.

Risk Factors

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in “A Warning About Forward-Looking Information,” on page 34, Peoples and Penseco shareholders should carefully consider the matters described below to determine whether to approve and adopt the merger agreement.

Risks Relating to the Merger

Because the market price of Peoples common stock will fluctuate, Penseco shareholders cannot be sure of the trading price of the merger consideration they will receive.

Upon completion of the merger, each share of Penseco common stock will be converted into the right to receive merger consideration consisting of shares of Peoples common stock. The exchange ratio in the merger agreement is fixed and will not be adjusted in the event of any change in the stock prices of Peoples or Penseco prior to the merger. There also will be a period of time between the date when shareholders of each of Peoples and Penseco vote on the merger agreement and the date when the merger is completed. The relative prices of Peoples and Penseco common stock may vary between the date of this joint proxy statement/prospectus, the dates of the special meetings, and the date of completion of the merger. The market price of Peoples and Penseco common stock may change as a result of a variety of factors, including general market and economic conditions, changes in its business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Peoples or Penseco and are not necessarily related to a change in the financial performance or condition of Peoples or Penseco. As Peoples and Penseco market share prices fluctuate, based on numerous factors, the value of the shares of Peoples common stock that a Penseco shareholder will receive will correspondingly fluctuate. In addition, Peoples is not listed and does not trade on a national exchange. It is impossible to predict accurately the market price of Peoples common stock after completion of the merger. Accordingly, the prices of Peoples and Penseco common stock on the dates of the special meetings may not be indicative of their prices immediately prior to completion of the merger and the price of Peoples common stock after the merger is completed.

See “Summary—Market Price and Dividend Information”. We urge you to obtain current market quotations for Peoples common stock.

The combined company will incur significant transaction and merger-related costs in connection with the merger.

Peoples and Penseco expect to incur costs associated with combining the operations of the two companies. Peoples and Penseco have just recently begun collecting information in order to formulate detailed integration plans to deliver planned synergies. Additional unanticipated costs may be incurred in the integration of the businesses of Peoples and Penseco. Whether or not the merger is consummated, Peoples and Penseco will incur substantial expenses, such as legal, accounting, printing and financial advisory fees, in pursuing the merger. Although Peoples and Penseco expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Some of the conditions to closing of the merger may result in delay or prevent completion of the merger, which may adversely affect the value of our companies’ securities.

Completion of the merger is conditioned upon the receipt of certain governmental consents and approvals, including consents and approvals required by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation (FDIC) and the Pennsylvania Department of Banking and Securities. Failure to obtain these consents would prevent consummation of the merger. Even if the approvals are obtained, the effort involved may delay consummation of the merger. Governmental authorities may also impose conditions in connection with the merger that may adversely affect the combined company’s operations after the merger. However, neither Peoples nor Penseco is required to take any action or agree to any condition or restriction in connection with obtaining any approvals that would reasonably be expected to have a material adverse effect on Penseco, Peoples or the combined company.

The merger may distract our management from their other responsibilities.

The merger could cause the management of the companies to focus their time and energies on matters related to the merger that otherwise would be directed to the companies’ business and operations. Any such distraction on the part of management, if significant, could affect management’s ability to service existing business and develop new business and adversely affect the combined company’s business and earnings following the merger.

Peoples and Penseco directors and executive officers may have interests in the merger that differ from your interests.

Some of Peoples’ and Penseco’s directors and executive officers have interests in the transaction other than their interests as shareholders. For example, after the merger of Peoples and Penseco, six (6) current directors of Peoples and eight (8) current directors of Penseco will continue to serve on Peoples’ combined board of directors. In addition:

•	William E. Aubrey II shall serve as the chairman of the board of Peoples and the board of directors has agreed to reappoint him until the Peoples 2017 Annual Meeting of Shareholders.

•

Alan W. Dakey, a director and the President and Chief Executive Officer of Peoples previously entered into an employment agreement with Peoples that would provide him with severance payments upon a termination after a change in control. The consummation of the merger will also afford him vested benefits and payments in certain benefit plans.

•

Alan Dakey is expected to enter into a consulting agreement wherein he will assist with the integration of Penn Security Bank and Trust Company into Peoples Neighborhood Bank for a six month period following the merger for which he will be paid $95,000.

•	Peoples Neighborhood Bank and Penn Security Bank and Trust Company employees will be immediately eligible for participation in all benefit plans on the terms of such benefit plans.

•	Alan W. Dakey, Scott A. Seasock, and Joseph M. Ferretti will receive the actuarially equivalent of their retirement benefits under their respective supplemental executive retirement plan agreements.

•	Debra E. Dissinger will become vested in her supplemental executive retirement plan agreement.

•	Joseph M. Ferretti will be offered a new employment agreement providing for certain benefits and an increase in base salary.

•	The Peoples directors will become fully vested in the Peoples Directors’ Retirement Plan.

•	Peoples and/or Penseco may award retention bonuses to certain employees, who have not yet been identified.

•

Peoples has offered employment to Craig W. Best and Thomas P. Tulaney and other Penseco executive officers and will retain the employment of Scott A. Seasock, Joseph M. Ferretti and Debra E. Dissinger.

These and certain other additional interests of Peoples’ and Penseco’s directors and executive officers are described in detail in “Proposal—The Merger—Interests of Directors, Officers, and Others in the Merger,” found elsewhere in this document. These circumstances may cause some of Peoples’ and Penseco’s directors and executive officers to view the proposed merger differently than you view it.

The unaudited pro forma financial data included in this joint proxy statement/prospectus are preliminary and our actual financial position and results of operations after the merger may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus.

The unaudited pro forma financial data in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The pro forma financial data reflect adjustments, which are based upon preliminary estimates, to record Peoples’ identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Peoples as of the date of the completion of the merger. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this document.

After the merger is complete, Penseco shareholders will become Peoples shareholders and will have different rights than their current rights.

Upon completion of the merger, Penseco shareholders will become Peoples shareholders. Differences in Penseco’s articles of incorporation and bylaws and Peoples’ articles of incorporation and bylaws will result in changes to the rights of Penseco shareholders who become Peoples shareholders. For more information, see “Comparison of Shareholders’ Rights,” beginning on page 164 of this document. Shareholders of Penseco may conclude that their current rights under Penseco’s articles of incorporation and bylaws are more advantageous than the rights they may have as a Peoples shareholder under Peoples’ articles of incorporation and bylaws.

Upon completion of the merger, Peoples shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Peoples shareholders currently have the right to vote in the election of the board of directors of Peoples and on other matters affecting Peoples. When the merger occurs, the shares of Peoples common stock held by the current Peoples shareholders will represent a percentage ownership of the combined company that is much smaller than the shareholder’s current percentage ownership of Peoples. In fact, it is expected that the former shareholders of Peoples as a group will own only approximately 41% of the outstanding shares of Peoples immediately after the merger. Because of this, Peoples’ shareholders will have less influence on the management and policies of the combined company than they now have on the management and policies of Peoples. In addition, the initial board of directors of the combined company will include 14 members, eight of whom are current members of the Penseco board of directors.

If the merger is not completed, Peoples and Penseco will have incurred substantial expenses without realizing the expected benefits.

Peoples and Penseco will incur substantial expenses in connection with the merger. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals. Penseco and Peoples cannot guarantee that these conditions will be met. If the merger is not completed, these expenses could have a material adverse impact on the financial condition of Peoples and Penseco because they would not have realized the expected benefits.

The merger agreement limits the ability of Peoples and Penseco to pursue alternatives to the merger.

The merger agreement contains “no shop” provisions that, subject to specified exceptions, limit the ability of Peoples and Penseco to solicit, encourage, discuss, recommend or commit to alternative acquisition proposals, as well as a termination fee that is payable by Penseco under certain circumstances. These provisions might discourage potential competing transaction partners that might have an interest in acquiring all or a significant part of Peoples or Penseco from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing transaction partner proposing to pay a lower per share price to acquire Peoples or Penseco than it might otherwise have proposed to pay.

Failure to complete the merger in certain circumstances could require Peoples or Penseco to pay a termination fee.

If the merger should fail to occur in certain circumstances that relate to a possible combination of Peoples or Penseco with another acquirer, Peoples or Penseco may be obligated to pay the other $3,700,000 as a termination fee. See “Proposal—The Merger—Terms of the Merger—Termination Fee”.

Risks Relating to Peoples and Its Business

The soundness of other financial services institutions may adversely affect our credit risk.

We rely on other financial services institutions through trading, clearing, counterparty, and other relationships. We maintain limits and monitor concentration levels of our counterparties as specified in our internal policies. Our reliance on other financial services institutions exposes us to credit risk in the event of default by these institutions or counterparties. These losses could adversely affect our results of operations and financial condition.

Peoples is subject to credit risk which may negatively affect our financial condition and results of operations.

As of June 30, 2013, approximately 72.5% of Peoples’ loan portfolio consisted of commercial and industrial, construction, and commercial real estate loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically larger than residential real estate loans and consumer loans. Because Peoples’ loan portfolio contains a significant number of commercial and industrial, construction, and commercial real estate loans some of which have large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for loan losses, and an increase in loan charge-offs, all of which could have a material adverse effect on Peoples’ financial condition and results of operations.

Peoples’ ability to pay dividends is subject to limitations.

The merger agreement contemplates that, unless 80% of the board of directors determines otherwise, the combined company will pay a quarterly cash dividend in an amount no less than $0.31 per share for five years after the effective time of the merger, provided that sufficient funds are legally available, and that Peoples and Peoples Security Bank and Trust Company remain “well-capitalized” in accordance with applicable regulatory guidelines.

After the merger, Peoples will continue to be a bank holding company and its operations will continue to be conducted by direct and indirect subsidiaries, each of which is a separate and distinct legal entity. Substantially all of Peoples’ assets are and will be held by its direct and indirect subsidiaries.

Peoples’ ability to pay dividends depends on its receipt of dividends from its direct and indirect subsidiaries. After the merger, its principal banking subsidiary, Peoples Security Bank and Trust Company, will be its primary source of dividends. As a state chartered bank, Peoples Security Bank and Trust Company will be subject to regulatory restrictions on the payment and amounts of dividends under the Pennsylvania Banking Code.

Further, the ability of banking subsidiaries to pay dividends is also subject to their profitability, financial condition, capital expenditures and other cash flow requirements. There is no assurance that Peoples’ subsidiaries will be able to pay the dividends contemplated by the merger agreement or other dividends in the future or that Peoples will generate adequate cash flow to pay dividends in the future. Peoples’ failure to pay dividends on its common stock could have a material adverse effect on the market price of its common stock.

Changes in interest rates could adversely impact our financial condition and results of operations.

Peoples’ ability to make a profit, like that of most financial institutions, substantially depends upon its net interest income, which is the difference between the interest income earned on interest earning assets, such as loans and investment securities, and the interest expense paid on interest-bearing liabilities, such as deposits and borrowings. However, certain assets and liabilities may react differently to changes in market interest rates. Further, interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types of assets may lag behind. Additionally, some assets such as adjustable-rate mortgages have features, and rate caps, which restrict changes in their interest rates.

Factors such as inflation, recession, unemployment, money supply, global disorder such as that experienced as a result of the terrorist activity on September 11, 2001, instability in domestic and foreign financial markets, and other factors beyond our control, may affect interest rates. Changes in market interest rates will also affect the level of voluntary prepayments on loans and the receipt of payments on mortgage-backed securities, resulting in the receipt of proceeds that may have to be reinvested at a lower rate than the loan or mortgage-backed security being prepaid. Although Peoples pursues an asset-liability management strategy designed to control its risk from changes in market interest rates, changes in interest rates can still have a material adverse effect on our profitability.

If we have higher loan losses than we have allowed for, our earnings could materially decrease.

Our loan customers may not repay loans according to their terms, and the collateral securing the payment of loans may be insufficient to assure repayment. We may therefore experience significant credit losses which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the size of the allowance for loan losses, we rely on our experience and our evaluation of economic conditions. If our assumptions prove to be incorrect, our current allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio and adjustment may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Consequently, a problem with one or more loans could require us to significantly increase the level of our provision for loan losses. In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Material additions to the allowance would materially decrease our net income.

Our results of operations may be materially and adversely affected by other-than-temporary impairment charges relating to our investment portfolio.

Numerous factors, including the lack of liquidity for re-sales of certain investment securities, the absence of reliable pricing information for investment securities, adverse changes in the business climate, adverse regulatory actions or unanticipated changes in the competitive environment, could have a negative effect on our investment portfolio in future periods. Investments are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term “other than temporary” indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment.

Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized. If an impairment charge is significant enough, it could affect the our ability to pay dividends, which could materially adversely affect us and our ability to pay dividends to shareholders. Significant impairment charges could also negatively impact our regulatory capital ratios and result in us not being classified as “well-capitalized” for regulatory purposes.

Post-merger integration and change of Peoples’ historical business model may fail to achieve expected results.

The success of the transaction depends heavily on a smooth integration and post-merger operations of the combined Peoples Security Bank and Trust Company. Benefits of the transaction to shareholders may not be realized if the post-merger integration is not well executed or well received by each company’s historical customers. This risk is exacerbated by a material change in the business processes that have been historically operated by Penseco to those of Peoples.

Peoples may fail to realize the cost savings it expects to achieve from the merger.

The success of the merger will depend, in part, on Peoples’ ability to realize the estimated cost savings from combining the businesses of Peoples and Penseco. While we believe that the cost savings estimates are achievable, it is possible that the potential cost savings could be more difficult to achieve than we anticipate. Peoples’ cost savings estimates also depend on its ability to combine the businesses of Peoples and Penseco in a manner that permits those cost savings to be realized. If our estimates are incorrect or we are unable to combine the two companies successfully, the anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

Combining Peoples and Penseco into Peoples may be more difficult, costly or time-consuming than expected.

Peoples and Penseco have operated, and, until the completion of the merger, will continue to operate, independently. The integration process could result in the loss of key employees, the disruption of each company’s ongoing business, inconsistencies in standards, controls, procedures and policies that adversely affect either company’s ability to maintain relationships with clients and employees or achieve the anticipated benefits of the merger. As with any merger of financial institutions, there also may be disruptions that cause Peoples and Penseco to lose customers or cause customers to withdraw their deposits from Peoples or Penseco, or other unintended consequences that could have a material adverse effect on Peoples’ results of operations or financial condition.

We may incur significant costs to ensure compliance with corporate governance and accounting requirements.

We expect to incur significant costs associated with our public company reporting requirements, costs associated with applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the SEC. We expect all of these applicable rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

We will be subject to more stringent capital and liquidity requirements in the future, which may adversely affect our net income and future growth.

In July 2013, the federal banking agencies issued final rules to implement the Basel III regulatory capital reforms and changes required by the Dodd-Frank Act. U.S. implementation of Basel III would lead to significantly higher capital requirements and more restrictive leverage and liquidity ratios than those currently in place.

Future increases in minimum capital requirements could adversely affect our net income. Furthermore, our failure to comply with the minimum capital requirements could result in our regulators taking formal or informal actions against us which could restrict our future growth or operations.

We may elect or need to seek additional capital in the future, but that capital may not be available when needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. In the future, we may elect or need to raise additional capital. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on acceptable terms. If we cannot raise additional capital when needed, our ability to expand our operations through internal growth or acquisitions could be materially impaired.

Peoples’ success will depend upon the ability of management to adapt to the consolidated company structure.

The business success of Peoples and Peoples Security Bank and Trust Company depends to a great extent upon the services of their directors and executive officers. Management’s ability to operate Peoples profitably will require the acquisition of new knowledge and skills. In particular, if Peoples expands geographically or expands to provide non-banking services through the acquisition or formation of additional subsidiaries, current management may not have the necessary experience for successful operation in these new areas. There is no guarantee that management would be able to meet these new challenges or that Peoples would be able to retain new directors or personnel with the appropriate background and expertise.

Our financial performance may suffer if our information technology is unable to keep pace with growth or industry developments.

Effective and competitive delivery of our products and services is increasingly dependent upon information technology resources and processes, both those provided internally as well as those provided through third party vendors. In addition to better serving customers, the effective use of technology increases efficiency and enables us to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services to enhance customer convenience, as well as to create additional efficiencies in our operations. Many of our competitors have greater resources to invest in technological improvements. Additionally, as technology in the financial services industry changes and evolves, keeping pace becomes increasingly complex and expensive for us. There can be no assurance that we will be able to effectively implement new technology-driven products and services, which could reduce our ability to compete effectively.

A failure in or a breach of our information systems or infrastructure, including as a result of cyber attacks, could disrupt our business, damage our reputation, and could have a material adverse effect on our business, financial condition and results of operations.

In the ordinary course of Peoples’ business activities, including the ongoing maintenance of deposits, loan and other account relationships for Peoples’ customers, receiving instructions and effecting transactions for those customers and other users of Peoples’ products and services, we regularly collects, processes, transmits and stores significant amounts of confidential information regarding its customers, employees and others. In addition to confidential information regarding our customers, employees and others, Peoples and in some cases a third party, compiles, processes, transmits and stores proprietary, non-public information concerning its own business, operations, plans and strategies.

Information security risks for Peoples and other financial institutions have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. We rely on digital technologies, computer and email systems, software, and networks to conduct secure processing, transmission and storage of confidential information. In addition, to access our products and services, our customers may use personal smart phones, tablet PCs and other mobile devices that are beyond our control systems. Our technologies, systems, networks and our customers’ devices have been subject to, and are likely to continue to be the target of, cyber attacks, computer viruses, malicious code, phishing attacks or information security breaches that could result in the unauthorized use, loss or destruction of our or our customers’ confidential information, or otherwise disrupt our or our customers’ or other third parties’ business operations. We believe that it is more likely than not that such attempted attacks may continue.

Although Peoples uses a variety of physical, procedural and technological safeguards to protect confidential information from mishandling, misuse or loss, these safeguards do not provide absolute assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of the information did occur, those events will be promptly detected and addressed. A failure in or breach of our operational or information security system, or those of a third-party service provider, as a result of cyber-attacks or information security breaches could have a material adverse affect on our business, damage our reputation, increase our costs and/or cause significant losses. Although Peoples believes that it currently has adequate information security procedures and other safeguards in place and it will continue to make it a priority to develop and enhance controls and processes designed to safeguard our information systems from attacks, damage or unauthorized access, as information security risks and cyber threats continue to evolve, Peoples may be required to expend substantial resources to further enhance its information security measures and/or to investigate and remediate any information security vulnerabilities.

Peoples common stock may not be listed on a national securities exchange, and the market for Peoples’ common stock may not be more active than the market for either Peoples or Penseco common stock.

Although we plan to apply to list Peoples common stock on The Nasdaq Stock Market, Inc., we cannot guarantee that our stock will be listed on Nasdaq or any other exchange. Accordingly, although the Peoples common stock offered in the merger will be freely transferable once you receive your Peoples stock certificate, Peoples’ common stock may not be listed on a national securities exchange. Instead, Peoples common stock may be traded in local over-the-counter markets and privately negotiated transactions. Although the common stock is quoted on the OTCQB marketplace, there is very limited trading in our shares. There is no assurance that an active public trading market for Peoples’ common stock will develop. Further, we cannot assure you that significant trading in Peoples common stock will take place for several years, if ever. Investors should consider their shares of Peoples common stock as a long-term investment because, among other things, they may not be able to promptly liquidate their investment at a reasonable price in the event of a personal financial emergency or otherwise.

Future acquisitions by Peoples could dilute your ownership of Peoples and may cause Peoples to become more susceptible to adverse economic events.

Peoples may issue shares of its common stock in connection with future acquisitions and other investments, which would dilute your ownership interest in Peoples. While there is no assurance that these transactions will occur, or that they will occur on terms favorable to Peoples, future business acquisitions could be material to Peoples, and the degree of success achieved in acquiring and integrating these businesses into Peoples could have a material effect on the value of Peoples common stock. In addition, these acquisitions could require Peoples to expend substantial cash or other liquid assets or to incur debt, which could cause Peoples to become more susceptible to economic downturns and competitive pressures.

An economic downturn in northeastern Pennsylvania or southern New York or a general decline in economic conditions could adversely affect Peoples’ financial results.

After the merger, Peoples’ operations will be concentrated in northeastern Pennsylvania and southern New York. As a result of this geographic concentration, Peoples’ financial results may correlate to the economic conditions in these areas. Deterioration in economic conditions in this market area, particularly in the industries on which this geographic areas depend, or a general decline in economic conditions may adversely affect the quality of the loan portfolio (including the level of non-performing assets, charge offs and provision expense) and the demand for products and services, and, accordingly, Peoples’ results of operations. Inflation has some impact on Peoples’ and Peoples Security Bank and Trust Company’s operating costs. Peoples’ future acquisitions could dilute your ownership of Peoples and may cause Peoples to become more susceptible to adverse economic events.

Strong competition within Peoples’ market area may limit its growth and profitability.

Competition in the banking and financial services industry is intense. Peoples will compete actively with other northeastern Pennsylvania and southern New York financial institutions, many larger than Peoples, as well as with financial and non-financial institutions headquartered elsewhere. Commercial banks, savings banks, savings and loan associations, credit unions, and money market funds actively compete for deposits and loans. Such institutions, as well as consumer finance, insurance companies and brokerage firms, may be considered competitors with respect to one or more services they render. Peoples will likely be generally competitive with all institutions in its service areas with respect to interest rates paid on time and savings deposits, service charges on deposit accounts, interest rates charged on loans and fees for trust and investment advisory services. Many of the institutions with which Peoples competes have substantially greater resources and lending limits and may offer certain services that Peoples does not or cannot provide. Peoples’ profitability depends upon Peoples’ ability to successfully compete in its market area.

Peoples operates in a highly regulated environment and may be adversely affected by changes in laws and regulations.

Peoples and Peoples Security Bank and Trust Company will be subject to extensive regulation, supervision and examination by certain state and federal agencies including the Federal Deposit Insurance Corporation, as insurer of Peoples Security Bank and Trust Company’s deposits, the Board of Governors of the Federal Reserve System, as regulator of the holding company, and the Pennsylvania Department of Banking and Securities, as regulator of Pennsylvania chartered banks. Such regulation and supervision govern the activities in which an institution and its holding company may engage and are intended primarily to ensure the safety and soundness of financial institutions. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on operations, the classification of assets and determination of the level of the allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on Peoples Security Bank and Trust Company’s and Peoples’ operations. There also are several federal and state statutes which regulate the obligation and liabilities of financial institutions pertaining to environmental issues. In addition to the potential for attachment of liability resulting from its own actions, a bank may be held liable under certain circumstances for the actions of its borrowers, or third parties, when such actions result in environmental problems on properties that collateralize loans held by the bank. Further, the liability has the potential to far exceed the original amount of a loan issued by the bank.

A Warning About Forward-Looking Information

This document, including information incorporated by reference in this document, contains forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations, and business of each of Peoples, Peoples Neighborhood Bank, Penseco, and Penn Security Bank and Trust Company. These include statements relating to revenues, cost savings, and anticipated benefits resulting from the merger. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” “projects” or similar words or expressions.

These forward-looking statements involve substantial risks and uncertainties. There are many factors that may cause actual results to differ materially from those contemplated by these forward-looking statements. See “Risk Factors”, beginning on page 25 of this document.

Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by these statements. We caution Peoples and Penseco shareholders not to place undue reliance on these statements. These statements speak only as of the date of this document or, if made in any document incorporated by reference, as of the date of that document.

All written or oral forward-looking statements attributable to Peoples or Penseco or any person acting on their behalf made after the date of this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Peoples nor Penseco undertakes any obligation to release publicly any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The Peoples Special Meeting of Shareholders

General

The Peoples special meeting of shareholders will be held at [—], Hallstead, Pennsylvania 17053, at [—] a.m., local time, on [—], 2013.

Record Date and Shares Outstanding and Entitled to Vote

The record date for the Peoples special meeting of shareholders is [—], 2013. On the record date, there were [—] shares issued and outstanding. Only shareholders of record at the close of business on the Peoples record date will be entitled to receive notice of and to vote at the special meeting.

Matters to be Considered at the Special Meeting

Holders of Peoples common stock will consider and vote upon:

•	Proposal 1—a proposal to approve and adopt the merger agreement which is attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference;

•	Proposal 2—a proposal to approve an amendment to Article 4 of Peoples’ Articles of Incorporation to increase the authorized number of common stock from 12,500,000 shares to 25,000,000 shares;

•	Proposal 3—an advisory (non-binding) proposal to approve the golden parachute compensation payable to the named executive officers of Peoples and Penseco in connection with the merger;

•

Proposal 4—a proposal to adjourn or postpone the Peoples special meeting of shareholders, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the special meeting of shareholders to approve the merger agreement; and

•	any other matter that may properly come before the special meeting.

Quorum

Peoples shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast on the record date must be represented in person or by proxy at the Peoples special meeting of shareholders for a quorum to be present for purposes of voting on the merger agreement, the amendment to the articles of incorporation, the advisory (non-binding) golden parachute proposal, and the adjournment or postponement proposal, and any other matter to be considered at Peoples’ special meeting of shareholders.

Votes Required

Approve and Adopt the Merger Agreement. The approval and adoption of the merger agreement requires the affirmative vote, in person or by proxy, of the holders of at least a majority of the outstanding shares of Peoples common stock on the record date because the Peoples board of directors has unanimously approved the merger agreement.

Approval of the Amendment to the Articles of Incorporation. The affirmative vote of a majority of the shares voted at the special meeting of shareholders is required to approve and adopt the amendment to Peoples’ articles of incorporation.

Advisory (Non-binding) Vote Regarding Golden Parachute Compensation. The affirmative vote of a majority of the votes cast by the holders of our common stock entitled to vote on that matter at a shareholders’ meeting at which a quorum is present is required to approve on an advisory (non-binding) basis, the golden parachute compensation payable to the named executive officers of Peoples and Penseco in connection with the merger.

Discretionary Authority to Adjourn or Postpone the Special Meeting. The affirmative vote of a majority of the shares voted at the Peoples special meeting of shareholders is required to approve the adjournment or postponement of the special meeting to solicit additional proxies.

Each shareholder of Peoples on the record date will be entitled to one vote for each share held of record at the Peoples special meeting of shareholders. The directors and executive officers of Peoples have agreed to vote all shares of Peoples common stock that they own on the record date in favor of the approval and adoption of the merger agreement. On the record date, directors and executive officers of Peoples owned approximately [—] shares of Peoples common stock, or approximately [—]% of the then outstanding shares of Peoples common stock.

Voting

The Peoples board of directors is soliciting proxies from the Peoples shareholders. This will give Peoples shareholders an opportunity to vote at the Peoples special meeting of shareholders. When you deliver a valid proxy, the shares represented by that proxy will be voted by a named agent in accordance with your instructions.

If a Peoples shareholder does not vote by proxy or by attending the Peoples special meeting of shareholders and voting in person, it will have the same effect as voting against the merger.

If a Peoples shareholder votes by proxy card but makes no specification on the proxy card regarding the proposals, the agent will vote all of the shareholder’s shares “FOR” approval and adoption of the merger agreement and the merger and the adjournment or postponement proposal.

Revocation of Proxies

Any Peoples shareholder may revoke a proxy at any time before or at the Peoples special meeting in one or more of the following ways:

1.	Delivering a written notice of revocation bearing a later date than the proxy at any time prior to the vote at the special meeting of shareholders to the Secretary of Peoples;

2.	Submitting a later-dated proxy prior to the vote at the special meeting of shareholders; or

3.	Attending the special meeting of shareholders and voting in person after giving written notice to the Secretary of Peoples.

A Peoples shareholder should send any written notice of revocation or subsequent proxy to:

Peoples Financial Services Corp.

Attention: Corporate Secretary

82 Franklin Avenue

Hallstead, PA 18822

You also may hand deliver the notice of revocation or subsequent proxy to the Corporate Secretary, before the taking of the vote at the special meeting of shareholders. Attendance at the special meeting of shareholders will not by itself constitute a revocation or proxy.

Dissenters’ Rights

Under Section 1930 and Chapter 15, Subchapter D, of the Pennsylvania Business Corporation Law of 1988, as amended, holders of Peoples common stock who properly file with Peoples a written notice of intention to dissent will have the right to obtain a cash payment for the statutorily determined “fair value” of their shares (excluding any element of value arising in anticipation of the merger) in the event that the merger is completed. In order to exercise those rights, Peoples shareholders must comply with the procedural requirements of Chapter 15, Subchapter D of the Pennsylvania Business Corporation Law. The statutorily determined “fair value” cannot be predicted and could be more or less than the value of the merger consideration. Failure to take any of the steps required under Chapter 15, Subchapter D of the Pennsylvania Business Corporation Law on a timely basis may result in the loss of dissenters’ rights. The provisions relating to dissenters’ rights under Pennsylvania Business Corporation Law are attached to this joint proxy statement/prospectus as Annex D. See “Proposal—The Merger—Rights of Dissenting Shareholders”.

Solicitation of Proxies

Peoples will bear the cost of the solicitation of proxies from its own shareholders, but Peoples and Penseco will equally share the cost of printing and mailing this joint proxy statement/prospectus. In addition to solicitation by mail, the directors, officers and employees of Peoples and its subsidiaries may solicit proxies from Peoples shareholders by telephone, electronically, or in person without compensation other than reimbursement for their actual expenses. Peoples also will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons. Peoples will reimburse those custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses in connection with forwarding solicitation materials.

The Penseco Special Meeting of Shareholders

General

The Penseco special meeting of shareholders will be held at [—], Scranton, Pennsylvania 18503, at [—]:00 p.m., local time, on [—], 2013.

Record Date and Shares Outstanding and Entitled to Vote

The record date for the Penseco special meeting of shareholders is [—], 2013. On the record date, there were [—] shares issued and outstanding. Only shareholders of record at the close of business on the Penseco record date will be entitled to receive notice of and to vote at their special meeting.

Matters to be Considered at the Special Meeting

Holders of Penseco common stock will consider and vote upon:

•	Proposal 1—a proposal to approve and adopt the merger agreement which is attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference;

•	Proposal 2—a proposal to approve, on an advisory basis, the compensation of Penseco’s named executive officers that is based on or related to the proposed merger; and

•

Proposal 3—a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve and adopt the merger agreement.

Quorum

The holders of a majority of the shares of Penseco common stock outstanding and entitled to vote as of the record date must be present at the Penseco special meeting, either in person or by proxy, for a quorum to be present for purposes of voting on the merger agreement, the adjournment or postponement proposal, and any other matter to be considered at the Penseco special meeting.

Votes Required

Approve and Adopt the Merger Agreement. In accordance with Penseco’s articles of incorporation, the approval and adoption of the merger agreement requires the affirmative vote of the holders of at least 75% of the shares Penseco common stock outstanding on the record date.

Advisory (Non-binding) Vote Regarding Golden Parachute Compensation. In accordance with Penseco’s bylaws, the affirmative vote of a majority of Penseco shares represented, in person or by proxy, at the special meeting is required to approve, on an advisory basis, the compensation of Penseco’s named executive officers that is based on or related to the proposed merger.

Discretionary Authority to Adjourn or Postpone the Special Meeting. In accordance with Penseco’s bylaws, the affirmative vote of a majority of Penseco shares represented, in person or by proxy, at the special meeting is required to approve the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

Each holder of shares of Penseco common stock outstanding on the record date will be entitled to one vote for each share held of record at the Penseco special meeting of shareholders. The directors and executive officers of Penseco have agreed to vote all shares of Penseco common stock that they own on the record date in favor of the approval and adoption of the merger agreement. On the record date, directors and executive officers of Penseco owned approximately [—] shares of Penseco common stock, or approximately [—]% of the outstanding shares of Penseco common stock.

Ownership of Shares; Attending the Meeting

You may own shares of Penseco in one of the following ways:

•	Directly, in your name as the shareholder of record;

•	Indirectly, through a broker, bank or other holder of record in “street name”; or

•	Indirectly, through the Penn Security Bank and Trust Company Employee Stock Ownership Plan, or “ESOP.”

If you hold your shares in certificate form and not through a bank, brokerage firm or other nominee, you may vote your shares in one of the following ways:

•	By Mail. If you choose to vote by mail, complete the enclosed proxy, date and sign it, and return it in the postage-paid envelope provided.

•	In Person. If you choose to vote in person, come to the annual meeting and cast your vote. If you attend the meeting, you may vote your shares in person even if you have previously submitted a proxy.

•

Telephonic voting. If you choose to vote by telephone, call toll-free [—] in the United States or [—] from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call, and use the company number and account number shown on your proxy card.

•

Internet Voting. If you choose internet voting, visit [—] and follow the on-screen instructions. Have your proxy card available when you access the web page, and use the company number and account number shown on your proxy card.

You may submit your proxy by telephone or via internet until [—] the day before the meeting.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote on your behalf by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the voting instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. (For example, a recent brokerage statement or letter from your bank or broker.) If you want to vote your shares of Penseco common stock held in street name in person at the special meeting, you must obtain a written proxy in your name from the broker, bank or other holder of record of your shares.

If you hold your shares in an ESOP account, you will receive a single voting instruction card for the ESOP that reflects all shares you may vote under the ESOP. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The ESOP trustee will not vote shares for which no voting instructions are received.

Voting

The Penseco board of directors is soliciting proxies to request that you allow your shares of Penseco common stock to be represented at the special meeting by the persons named on the enclosed Penseco proxy card. All shares of Penseco common stock represented at the special meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by our board of directors.

The Penseco board of directors recommends that you vote:

•	FOR the proposal to approve and adopt the merger agreement;

•	FOR the proposal to approve, on an advisory basis, the compensation of Penseco’s named executive officers that is based on or related to the proposed merger; and

•	FOR the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

If any matters incident to the conduct of the meeting and not described in this proxy statement are properly presented at the special meeting, the persons named on the proxy card will use their judgment to determine how to vote your shares.

If you hold your shares in street name, it is critical that you instruct your bank or broker how to vote. If you hold your shares in street name and you do not instruct your bank or broker how to vote, your bank or broker will not be permitted to vote your shares on any matter related to the merger or executive compensation or on other non-discretionary matters, and may elect not to vote your shares on other matters. A “broker non-vote” occurs when a broker submits a proxy that does not indicate a vote for some of the proposals because the beneficial owners have not instructed the broker on how to vote on such proposals.

Broker non-votes are considered “present,” and as a result, will have the same effect as a vote against the merger proposal and each proposal for which the affirmative vote of a majority of shares represented at the special meeting is required.

If you return a valid proxy or attend the meeting in person, we will count your shares for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes, if any, also will be counted for purposes of determining the existence of a quorum.

Abstentions are considered to be present and, as a result, will have the same effect as a vote against the merger proposal and each proposal for which the affirmative vote of a majority of shares represented at the special meeting is required.

Revocation of Proxies

Any Penseco shareholder may revoke a proxy at any time before or at the Penseco special meeting in one or more of the following ways:

1. Delivering a written notice of revocation bearing a later date than the proxy at any time prior to the vote at the special meeting of shareholders to the Secretary of Penseco;

2. Submitting a later-dated proxy prior to the vote at the special meeting of shareholders; or

3. Attending the special meeting of shareholders and voting in person after giving written notice to the Secretary of Penseco.

A Penseco shareholder should send any written notice of revocation or subsequent proxy to:

Penseco Financial Services Corporation

Attention: Corporate Secretary

150 North Washington Avenue

Scranton, PA 18503

You also may hand deliver the notice of revocation or subsequent proxy to the Secretary before the taking of the vote at the special meeting of shareholders. Attendance at the special meeting of shareholders will not by itself constitute a revocation or proxy.

Dissenters’ Rights

Under Section 1930 and Chapter 15, Subchapter D of the Pennsylvania Business Corporation Law of 1988, as amended, holders of Penseco common stock who properly file with Penseco a written notice of intention to dissent will have the right to obtain a cash payment for the statutorily determined “fair value” of their shares (excluding any element of value arising in anticipation of the merger) in the event that the merger is completed. In order to exercise those rights, Penseco shareholders must comply with the procedural requirements of Chapter 15, Subchapter D of the Pennsylvania Business Corporation Law. The statutorily determined “fair value” cannot be predicted and could be more or less than the value of the merger consideration. Failure to take any of the steps required under Chapter 15, Subchapter D of the Pennsylvania Business Corporation Law on a timely basis may result in the loss of dissenters’ rights. The provisions relating to dissenters’ rights under Pennsylvania Business Corporation Law are attached to this joint proxy statement/prospectus as Annex F. See “Proposal—The Merger—Rights of Dissenting Shareholders”.

Solicitation of Proxies

Penseco will bear the cost of the solicitation of proxies from its own shareholders, but Peoples and Penseco will equally share the cost of printing and mailing this joint proxy statement/prospectus. In addition to solicitation by mail, the directors, officers, and employees of Penseco and its subsidiaries may solicit proxies from Penseco shareholders by telephone, electronically, or in person without compensation other than reimbursement for their actual expenses. Penseco also will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons. Penseco will reimburse those custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses in connection with forwarding solicitation materials. In addition, Penseco has also made arrangements with Regan & Associates, Inc., New York, New York, to assist in soliciting proxies and has agreed to pay them $27,500 for these services.

Proposal:

The Merger

The following information describes the material terms and provisions of the merger. This description is not complete. We qualify this discussion in its entirety by reference to the merger agreement which we incorporate by reference in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this document as Annex A to provide information regarding the terms of the proposed merger. Except for its status as the contractual document between the parties with respect to the merger described in the merger agreement, it is not intended to provide factual information about the parties. The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement and as of specific dates, were solely for the benefit of the parties to the merger agreement, and may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, they should not be relied on by investors as statements of factual information. We urge you to read the full text of the merger agreement carefully.

General

On June 28, 2013, Peoples and Penseco jointly announced the execution of the merger agreement. Pursuant to the merger agreement, Penseco will merge with and into Peoples. After the merger, but no earlier than the next business day, Penn Security Bank and Trust Company will merge with and into Peoples Neighborhood Bank under the name “Peoples Security Bank and Trust Company”. The mergers are expected to be completed during late 2013.

In the merger, Penseco shareholders will receive 1.3636 shares of Peoples common stock for each share of Penseco common stock they hold on the effective time of the merger.

Peoples will not issue fractional shares of common stock to Penseco shareholders pursuant to this merger; consequently, Penseco shareholders will receive cash in lieu of any fractional shares they would have otherwise received according to the terms of the merger agreement.

The approval and adoption of the merger agreement requires the affirmative vote, in person or by proxy, of the holders of at least a majority of the outstanding shares entitled to vote at the Peoples special meeting of shareholders and requires the affirmative vote, in person or by proxy, of at least 75% of the outstanding shares entitled to vote at the Penseco special meeting of shareholders.

Background of the Merger

The boards of directors of Peoples and Penseco evaluate their respective businesses and strategic opportunities on an ongoing basis. As part of these ongoing efforts, the executive committee of Penseco’s board of directors met on February 27, 2013 to discuss various matters, including a potential transaction with Peoples. Based on the interest at the meeting, the Penseco executive committee authorized Craig W. Best, President and Chief Executive Officer of Penseco, to engage Cedar Hill Advisors, LLC to provide financial advisory services to Penseco, including with respect to a potential transaction with Peoples.

On February 28, 2013, Mr. Best presented a financial model, prepared with the assistance of Cedar Hill, to the Penseco executive committee. The executive committee then authorized Mr. Best to approach William Aubrey II, Chairman of the board of directors of Peoples, regarding a potential transaction between Peoples and Penseco and on February 28, 2013, Mr. Best met Mr. Aubrey to discuss the potential transaction.

Following the meeting, through March 18, 2013, Mr. Best and Mr. Aubrey had a number of exploratory phone calls to discuss the potential transaction, Peoples’ interest in the potential transaction, and future actions. On March 15, 2013, Penseco’s executive committee met to discuss management’s recommendations regarding certain terms of the potential transaction, including a proposed exchange ratio, and authorized Mr. Best to discuss the terms with Peoples.

On March 18, 2013, Mr. Best met with Mr. Aubrey, Alan W. Dakey, President and Chief Executive Officer of Peoples, and Scott A. Seasock, Senior Vice President and Chief Financial Officer of Peoples, to discuss the terms approved by the Penseco executive committee and other general parameters of a potential transaction. Mr. Best provided materials regarding the proposed transaction to be shared with Peoples board of directors. Mr. Best and Mr. Aubrey had a follow-up phone call on March 19, 2013.

Penseco’s board of directors met on March 19, 2013, to discuss the potential transaction, management’s recommendations, the board’s fiduciary duties in connection with the potential transaction, and the proposed next steps. Management made a presentation to the board regarding financials and general terms of the transaction. At the meeting, Penseco’s board of directors designated an independent committee of the board of directors, comprised of directors Cesare, Hume, Keisling and Naismith, to review, consider and evaluate any proposals that may be made with respect to a possible business combination involving Penseco, including the potential transaction with Peoples, and to make recommendations to the board of directors.

On March 20, 2013, Messrs. Best, Dakey and Seasock had a conference call to review the materials provided by Mr. Best at their March 18 meeting, including the assumptions used and other matters. Messrs. Best and Dakey had a subsequent phone call to discuss other transaction matters, including professional advisors.

On March 22, 2013, Penseco’s independent committee met to discuss the potential transaction and heard Mr. Best’s report of his meeting and discussions with Peoples management from March 18 to March 20.

On March 26, 2013, Mr. Aubrey made a presentation to the Peoples board of directors about the proposed transaction with Penseco, after which he had a telephone call with Mr. Best to discuss Peoples’ level of interest in pursuing the transaction.

Mr. Best sent Mr. Aubrey a formal confidentiality agreement and proposed transaction timeline on March 27, 2013, and sent confidentiality agreements and requests for proposals (RFPs) to potential professional and financial advisors.

On March 28, 2013, Mr. Best and Mr. Aubrey met to discuss and review a draft non-binding indication of interest and the proposed timeline for the transaction and on March 29, 2013, Penseco’s independent committee met with Mr. Best to discuss the same.

At Peoples’ regular board meeting on March 29, 2013, the board discussed the proposed transaction with Penseco, including the draft non-binding indication of interest and proposed timeline. A merger committee was formed to evaluate the potential transaction composed of Earle Wootton, Chairman of the committee, directors Kukuchka, Stover, and Dakey and Mr. Seasock as management’s representative. At the reorganizational meeting of the board of directors on April 3, 2013, the merger committee became a standing committee of the board and was renamed the Strategic Planning Committee. The committee members remained the same members as selected at the March 29 meeting.

Earle Wootton, Chairman of Peoples’ strategic planning committee, met with Mr. Best on April 4, 2013, to discuss a planned presentation to the committee. Mr. Best made the presentation to the committee, comprised of directors Wootton, Kukuchka, Stover and Dakey, on April 5, 2013. The presentation included, among other things, a review of the preliminary pro forma financials, the proposed exchange ratio, and proposed timeline.

Also on April 5, 2013, the Penseco independent committee met to discuss the potential transaction. Mr. Best reported to the committee on his earlier meeting with Peoples’ strategic planning committee, as well as the responses received from advisors with respect to the RFPs sent out on March 27.

On April 10, 2013, Mr. Best met with Joseph T. Wright, a director of Peoples, to review the presentation made to Peoples’ strategic planning committee on April 5.

Penseco’s board of directors held its regular meeting on April 16, 2013 and discussed, among other matters, the financial metrics of the transaction and compared them to criteria previously identified by the board. The expected benefits for Penseco’s shareholders, customers, employees and communities as well as the potential strategic benefits of the transaction were also discussed.

April 30, 2013, Mr. Best and Mr. Seasock met to discuss potential strategic benefits of the transaction.

Penseco’s independent committee met May 2, 2013, to discuss the potential transaction, including the timeline, projected advisory costs and estimated cost saves that would result from the potential merger.

On April 12, 2013, Peoples engaged Boenning & Scattergood as its financial advisor. On May 3, 2013, Boenning & Scattergood made a presentation to the strategic planning committee which included an overview of Penseco, summary of the proposed terms, a contribution analysis, transaction considerations and observations. Later that day, Mr. Aubrey contacted Mr. Best to discuss the outcome of the strategic planning committee meeting. Mr. Aubrey indicated that Peoples would be interested in further pursuing the transaction if Penseco would be able to validate Penseco’s estimated cost saves and address certain governance matters.

On May 6, 2013, Mr. Best provided an update to Penseco’s independent committee, including with respect to Penseco’s management efforts to validate the estimated cost saves. Committee members discussed governance matters with Mr. Best.

Penseco held its annual meeting of shareholders and board reorganization meeting on May 7, 2013. At the board meeting, Mr. Best updated the Board on the progress of the transaction with Peoples and a proposal, previously discussed with the independent committee, regarding the size and composition of the board of directors of the combined company, the classification of directors, Peoples mandatory retirement bylaw applicable to directors, and a proposed bylaw amendment.

On May 10, 2013, the Penseco independent committee approved a proposal with respect to the composition of the board of directors of the combined company and authorized and directed Mr. Best to present the proposal to Peoples. Mr. Best then presented the proposal to Mr. Aubrey.

On May 15 and 16, 2013, Mr. Best spoke with Messrs. Wootton and Aubrey to discuss various aspects of the potential transaction. On May 17, 2013, Peoples received a draft cost-savings analysis from Cedar Hill Advisors, which had been prepared by Cedar Hill Advisors in collaboration with Boenning & Scattergood.

Penseco’s independent committee met on May 17, 2013 to discuss the potential transaction’s progress, proposed board structure, the identified cost saves, a communication plan proposal and an updated timeline.

On May 20, 2013, Mr. Best met with Mr. Hull of Boenning & Scattergood regarding potential cost savings as a result of a transaction between Peoples and Penseco.

Peoples engaged Bybel Rutledge on May 20, 2013, to serve as special legal counsel regarding the potential transaction with Penseco.

Peoples’ management and Boenning & Scattergood met with Penseco’s management and Cedar Hill Advisors to discuss certain financial and cost-savings considerations relating to a potential transaction with Penseco on May 24, 2013.

Penseco’s independent committee met on May 25, 2013 to review the information discussed at the May 24th meeting between Peoples’ management and Penseco’s management and financial advisors.

On May 28, 2013, Mr. Hull presented the cost-savings analysis to Peoples’ board of directors. The board of directors reviewed, discussed, and considered the analysis.

Penseco’s board of directors met on May 28, 2013. At the meeting, members of Penseco’s management reviewed the progress of the potential transaction with Peoples. Among other matters, the board discussed as the potential risks of the transaction and how those risks were being addressed, the validated cost saves, the financial metrics of the transaction, the proposed timeline, a draft of a non-binding letter of interest and a due diligence plan and schedule.

On May 28, 2013, Messrs. Dakey and Best met to discuss various matters relating to the proposed transaction, including personnel and operations.

Peoples’ strategic planning committee met with Peoples’ management to discuss cost-savings and current status of negotiations with Penseco on May 30, 2013.

On May 31, 2013, Peoples board of directors met to discuss strategic alternatives and the non-binding indication of interest received from Penseco. Mr. Hull from Boenning & Scattergood and Mr. Bybel from Bybel Rutledge were present. The chairman of the strategic planning committee presented the timeline and status of discussions with Penseco. Mr. Hull presented the potential terms and issues regarding a transaction with Penseco including pricing, comparable transactions and present value calculations. Mr. Bybel discussed the fiduciary duties of the board of directors under Pennsylvania law. The board authorized the chairman of the strategic planning committee to enter into the non-binding indication of interest with Penseco.

The board of directors of Penseco met at a special meeting held May 31, 2013, to discuss the proposed transaction with Peoples and authorized the execution of a non-binding indication of interest with Peoples. The parties executed the non-binding indication of interest later that day.

Between May 31, 2013 and June 28, 2013, each of the parties and its respective advisors engaged in various due diligence investigations of the other party, both in person and through a secure website.

On June 3, 2013, Penseco engaged Pepper Hamilton LLP as legal counsel with respect to the proposed transaction and, on June 6, 2013, engaged Griffin Financial Group, LLC to provide financial advisory services in connection with the proposed transaction. On June 7, 2013, Penseco’s independent committee met to discuss the potential transaction, including the plans for a definitive merger agreement, transaction expenses and next steps.

On June 12, 2013, Bybel Rutledge sent the initial draft merger agreement to all parties for review. Between June 12, 2013 and June 28, 2013, the parties, through their respective board committees, management and professional advisors negotiated the terms of the definitive merger agreement and all schedules and exhibits to the merger agreement. Penseco’s independent committee continued to meet regularly and direct the efforts of management and Penseco’s advisors throughout this period.

Penseco’s board of directors held a special meeting on June 18, 2013, and received reports from Penseco’s management and legal and financial advisors with respect to the proposed transaction, results of due diligence investigations, a preliminary analysis relating to Griffin’s fairness opinion, duties and responsibilities of the board and the draft merger agreement.

On June 19, 2013, Messrs. Best and Dakey met to discuss management structure and integration. Later, Messrs. Best, Wootton and Hull met to discuss the status, due diligence results, employee matters and issues relating to the draft merger agreement.

Peoples’ strategic planning committee met with other members of the Peoples board on June 25, 2013 to consider and review the current status of the negotiations with Penseco and due diligence findings. Mr. Hull reviewed the Boenning and Scattergood presentation with the board of directors. Mr. Bybel reviewed with the board of directors the draft merger agreement and all schedules, exhibits, and annexes thereto and their duties under law.

On June 28, 2013, Peoples’ board of directors met to consider the merger agreement and the schedules, exhibits, and annexes thereto. Mr. Hull reviewed the Boenning and Scattergood presentation with the board of directors. Mr. Bybel reviewed with the board of directors the merger agreement and all schedules, exhibits, and annexes thereto and their duties under law. After presentations by management and Boenning & Scattergood and receipt of a written fairness opinion from Boenning & Scattergood, the board of directors discussed, considered, approved and adopted the terms of the transaction and the merger agreement.

That same day, at a special meeting of the Penseco board of directors, the board heard the reports of Penseco’s management regarding the proposed transaction, Griffin with respect to its fairness opinion, Pepper Hamilton with respect to the terms of the merger agreement, and the independent committee with respect to its recommendation regarding the proposed transaction. After extensive discussion among the members of the board, the Penseco board of directors approved and adopted the terms of the transaction and the merger agreement.

Following the Peoples and Penseco board meetings, the parties executed the merger agreement and announced the transaction on June 28, 2013.

Peoples’ Reasons for the Merger

Peoples’ board of directors considered the terms of the merger agreement, the long-term and short-term strategic and economic benefits of the proposed merger, the short and long-term pro forma financial impact and the pro forma ownership percentages of the and potential effects on the outstanding common stock of the combined company which would be held by the present holders of Peoples and Penseco common stock and determined that it is advisable and in the best interests of Peoples for Peoples to enter into the merger agreement with Penseco. Accordingly, Peoples’ board of directors recommends that Peoples’ shareholders vote “FOR” approval and adoption of the merger agreement.

In the course of making its decision to approve the transaction with Penseco, Peoples’ board of directors consulted with Peoples’ independent merger and acquisitions committee, executive management and Peoples’ financial and legal advisors. Peoples’ board of directors considered, among other things, the following factors:

•

Peoples’ board of directors reviewed its own strategic opportunities, business, operations, financial condition, earnings, and prospects and also reviewed Penseco’s business, operations, financial condition, earnings, and prospects, including both Peoples’ and Penseco’s geographic positions in Northeastern Pennsylvania and Southern New York. After concluding its review, Peoples concluded that the merger would enhance its competitive strategic position, potential prospective business opportunities, operations, management, prospective financial condition, future earnings and business prospects. Specifically, Peoples believes that the merger will enhance its business opportunities due to the combined company having a greater market share, market presence and the ability to offer more diverse (i.e. Trust Services and merchant services) and more profitable products, as well as a broader based and geographically diversified branch system to enhance deposit collection and funding costs, and a higher legal and business lending limit to originate larger and potentially more profitable commercial loans. The greater market share, market diversity and enhanced products and services should lead to prospects of enhancing customer relationships, lower operating costs, increased earnings, and enhanced profitability from better and more diversified sources. The board of directors of Peoples viewed these items as favorable factors, supporting the decision to proceed with the merger;

•

Its understanding of the current and prospective environment in which Peoples and Penseco operate, including regional and local economic conditions, the competitive environment for financial institutions generally, and continuing prospects for mergers in the financial services industry, and the likely effect of these factors on Peoples and Penseco, in light of, and in absence of, the proposed business combination. Specifically, the board of directors of Peoples believes that the future business environment for financial institutions will become more competitive and concentrated. The board of directors of Peoples believes that the merger will help the resulting bank be more competitive with the institutions remaining in the market place because the combined company will have numerous and greater resources than either company had individually. The board of directors of Peoples viewed these items as favorable factors, supporting the decision to proceed with the merger;

•

The effort of Peoples’ management to identify potential counterparties to potential transactions; the Peoples’ Board of Directors weighed the opportunities that they had during the last two years to grow the company and the future prospects of such opportunities. The Board of Directors believes that the ability to grow through potential acquisitions and mergers is meaningful to the long term prospects of Peoples and is enhanced through the combination with Penseco which may result in the ability of the company to grow assets and earnings in the long run for the Peoples shareholders. The Board of Directors viewed this as a favorable feature supporting the decision to proceed with the merger.

•

The board’s review with its legal and financial advisors of the structure of the merger, the financial and other terms of the merger and related documents including the board’s assessment of the Peoples exchange ratio to the Peoples shareholders relative to the terms of and benefits to be derived from the merger;

•

The combination could result in potential annualized cost savings aggregating nearly $7.1 million, as well as the potential for incremental revenue opportunities enabling a potential significant increase in long-term future earnings accretion, improving long-term investor value, and creating a stronger franchise. The potential cost savings are expected to be derived from the reconfiguration of duplicate internal operations and administrative functions and the elimination of redundant external contractual services and from the convergence and standardization of various retirement, bonus, and incentive programs. The board of directors of Peoples viewed these items as favorable factors, supporting the decision to proceed with the merger;

•	The proposed board and management structure which would position the combined company with strong leadership and strategic vision while improving its ability to attract and retain competitive management. Specifically, the board of directors of Peoples viewed the resulting management structure and team as addressing a management concern that Peoples had with respect to the future and leadership. The resulting management team of the combined company, its experience and abilities was viewed as a favorable factor by the Peoples board of directors in supporting this transaction;

•

The review by the Peoples board of directors of the structure and terms of the merger, including the exchange ratio and the expectation that the merger would qualify as a type of transaction that is generally tax-free to shareholders for United States federal income tax purposes. The board of directors of Peoples reviewed the tax-free treatment for federal income tax purposes as favorable because the board believes that it would provide the shareholders of Penseco with more value than a taxable transaction on similar terms and the resulting company with clarity of tax status. The board viewed the exchange ratio relative to the other terms as favorable because of the future prospects for combined growth (both organic and inorganic) and profitability and the potential for price appreciation and liquidity, which factors the Peoples board of directors viewed as favorably supporting the decision to proceed with the merger;

•

The ability to offer more diverse and progressive business services and products of Penseco to Peoples customers could result in opportunities to obtain synergies and compete with larger financial institutions as products are cross-marketed and distributed over a broader customer base. Specifically, the board of directors of Peoples believes that this will enhance the ability to generate profits. This was viewed favorably by the Peoples board of directors in supporting the transaction;

•

The prospects to increase long-term shareholder value by increasing the potential of share liquidity (the potential quotation of share transactions on NASDAQ), increasing common stock dividends to $1.24 per share through cost savings and enhanced and accelerated earnings, and enhanced consolidated earnings, provided sufficient funds are legally available and that Peoples and its subsidiary bank remains “well-capitalized” in accordance with applicable regulatory guidelines;

•

The fact that certain provisions of the merger agreement prohibit or limit Penseco from soliciting or responding to proposals for alternative transactions, Penseco’s obligation to pay a termination fee of $3.7 million if the merger agreement is terminated due to Penseco accepting another offer, and Penseco’s obligation to pay $600,000 in liquidated damages in the event that the merger agreement is terminated due to Penseco’s breach;

•

The fact that, pursuant to the merger agreement, Penseco must generally conduct its business in the ordinary course and Penseco is subject to a variety of other restrictions on the conduct of its business prior to the completion of the merger or termination of the merger agreement;

•

The financial information and analyses presented by Boenning & Scattergood, Inc. to the board of directors, and the opinion of Boenning & Scattergood, Inc. to the effect that , as of the date of such opinion, based upon and subject to the factors and assumptions set forth in such opinion, the exchange ratio in the proposed merger was fair to the shareholders of Peoples from a financial point of view;

•	The likelihood that the regulatory approvals necessary to complete the merger would be obtained;

•

The historical illiquidity of Peoples common stock was reviewed. However, this short-term negative was offset by the belief by the Peoples board of directors that the overall company structure, resulting management, synergies, cost savings and potential revenue enhancements would create and enhance long-term shareholder value and liquidity and these were deemed to outweigh any short-term negatives; and

•

The merger will not result in any immediate branch closures by either Peoples or Penseco because the market areas are tangential and not overlapping. This was viewed as a positive factor by the Peoples board of directors.

The board of directors of Peoples also considered the fact that the combined institution would result in a financial institution with more than $1.6 billion in assets. The addition of the other market area is expected to provide sustained business development opportunities by enabling Peoples and Penseco to capitalize on the other’s banking franchise to compete in the Northeastern Pennsylvania market.

Peoples’ board of directors reviewed the totality of the future prospects opportunities of Peoples its needs, the environment relative to the terms of the merger and its anticipated effects and concluded that the merger and its terms with the prospects of enhanced earnings, dividends, liquidity, with stronger, broader and deeper management while retaining operational focus were in the best long-term interests of Peoples and its shareholders.

Peoples’ board of directors also considered the following:

•

The fact that Peoples shares to be issued to holders of Penseco stock to complete the merger will result in reduced ownership and voting interest to existing Peoples shareholders. While ownership reduction is expected to occur in the short term, the board of directors believes that the long-term benefits to be derived from the merger (increased long-term earnings, cost savings, enhanced management, increased dividends, among other things) more than offset this;

•

The proposed board and management arrangements, including Peoples’ commitment to (i) appoint eight (8) Penseco directors and six (6) Peoples’ directors to the combined fourteen (14) member Peoples board of directors and to Peoples Neighborhood Bank board of directors, (ii), consider employing certain senior officers of Penseco as employees of Peoples after the merger;

•	The risk that integration of Peoples and Penseco will not occur as desired and the potential impact of integration if not successful on the expected benefits of the merger;

•	The potential challenges associated with obtaining regulatory approvals required to complete the transaction in a timely manner;

•

The fact that, pursuant to the merger agreement, Peoples must generally conduct its business in the ordinary course and Peoples is subject to a variety of other restrictions on the conduct of its business prior to the completion of the merger or termination of the merger agreement, which may delay or prevent Peoples undertaking business opportunities which may arise pending completion of the merger;

•

The risk that potential benefits (strategic, operational, financial), cost benefits and other synergies sought in the merger may not be realized or may not be realized within the expected time period and the risks associated with the integration of Peoples and Penseco;

•	The risk that certain tax attributes of Peoples and Penseco may be affected by the transaction; and

•

The potential for diversion of management and employee attention and for employee attrition during the period prior to the completion of the merger and the potential effect on Peoples’ business and relations with customers, service providers and other stakeholders whether or not the merger is consummated.

The foregoing discussion of the factors considered by the Peoples board of directors in evaluating the merger agreement is not intended to be exhaustive, but, rather, includes all material factors considered by the Peoples board of directors. Peoples’ board of directors evaluated the factors described above, including asking questions of Peoples’ legal and financial advisors. In reaching its decision to approve the agreement and the merger, the Peoples board of directors did not quantify or assign relative values to the factors considered, and individual directors may have given different weights to different factors. The Peoples board of directors relied on the experience and expertise of its legal advisors regarding the structure of the merger and the terms of the merger agreement and on the experience and expertise of its financial advisors for quantitative analysis of the financial terms of the merger.

Peoples board of directors realizes that there can be no assurance about future results, including results expected or considered in the factors listed above. The Peoples board of directors considered all of the above factors as a whole, and on an overall basis considered them to be favorable to, and support, its determination to enter into the merger agreement.

Recommendation of the Peoples Board of Directors

The Peoples board of directors has approved the merger agreement and the merger and believes that the proposed merger is in the best interests of Peoples and its shareholders. Accordingly, the Peoples board of directors recommends that Peoples shareholders vote “FOR” approval and adoption of the merger agreement, the merger and the transactions in connection therewith.

Opinion of Peoples’ Financial Advisor

By letter dated April 12, 2013, Peoples retained Boenning & Scattergood, Inc., or Boenning, to act as its exclusive financial advisor in connection with a possible sale, merger, or other business combination. Boenning & Scattergood, Inc. is an investment banking firm headquartered in West Conshohocken, Pennsylvania with an expertise in merger and acquisitions involving banks and other financial institutions. Boenning & Scattergood, Inc. is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Boenning & Scattergood, Inc. acted as financial advisor to Peoples in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement, dated as of June 28, 2013. At a meeting of the Peoples board of directors on June 28, 2013, the Peoples board of directors reviewed the merger agreement and Boenning & Scattergood, Inc. delivered to the board of directors its oral and written opinion, that as of such date and based upon and subject to the various considerations set therein, the exchange ratio was fair to the holders of Peoples common stock from a financial point of view. The Peoples board of directors approved the merger agreement at this meeting. We will refer to the opinion of June 28, 2013 as the “Opinion”

The full text of Boenning & Scattergood, Inc.’s written opinion dated June 28, 2013, which is referred to herein as the Opinion, is attached as Annex B and is incorporated in this joint proxy statement/prospectus by reference. The Opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Boenning & Scattergood, Inc. in rendering the Opinion. The description of the Opinion set forth below is qualified in its entirety by reference to the Opinion. Peoples’ shareholders are urged to read the entire Opinion carefully in connection with their consideration of the proposed merger.

The Opinion speaks only as of its date. The Opinion was directed to the Peoples board of directors and is directed only to the fairness, from a financial point of view, of the exchange ratio to be paid to the holders of Peoples common stock. It does not address the underlying business decision of Peoples to engage in the merger or any other aspect of the merger and is not a recommendation to any Peoples shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering the Opinion, Boenning & Scattergood, Inc. reviewed and considered, among other things:

•	the merger agreement;

•	audited financial statements for the three years ended December 31, 2012 and other historical financial information of Peoples;

•	certain publicly available financial statements and other historical financial information of Penseco;

•	certain internal financial projections for Peoples and Penseco and for the year ending December 31, 2012, as provided by senior management of Peoples and Penseco;

•

the pro forma financial impact of the proposed merger between Penseco and Peoples based on assumptions as determined by the senior managements of Peoples and Penseco, relating to transaction expenses, purchase accounting adjustments, the application of reverse merger accounting treatment to the merger and cost savings;

•	the terms and structures of other comparable recent mergers and acquisition transactions in the commercial banking sector;

•	the current market environment generally and in the commercial banking sector in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Boenning & Scattergood, Inc. considered relevant.

•	the current market environment generally and in the commercial banking sector in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Boenning & Scattergood, Inc. considered relevant.

Boenning & Scattergood, Inc. also discussed with certain members of senior management of Peoples the business, financial condition, results of operations and prospects of Peoples and held similar discussions with senior management of Penseco concerning the business, financial condition, results of operations and prospects of Penseco.

In performing its review, Boenning & Scattergood, Inc. relied upon the accuracy and completeness of all of the financial and other information that was available to Boenning & Scattergood, Inc. from public sources, that was provided to Boenning & Scattergood, Inc. by Peoples and Penseco, or their respective representatives, or that was otherwise reviewed by Boenning & Scattergood, Inc., and Boenning & Scattergood, Inc. has assumed such accuracy and completeness for purposes of rendering the Opinion. Boenning & Scattergood, Inc. has further relied on the assurances of the respective managements of Peoples and Penseco that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Boenning & Scattergood, Inc. has not been asked to and has not undertaken an independent verification of any of such information and does not assume any responsibility or liability for the accuracy or completeness thereof. Boenning & Scattergood, Inc. did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Peoples and Penseco or any of their respective subsidiaries. Boenning & Scattergood, Inc. renders no opinion or evaluation on the collectability of any assets or the future performance of any loans of Peoples and Penseco. Boenning & Scattergood, Inc. did not make an independent evaluation of the adequacy of the allowance for loan losses of Peoples and Penseco, or the combined entity after the merger, and it has not reviewed any individual credit files relating to Peoples and Penseco. Boenning & Scattergood, Inc. has assumed, with Peoples’ consent, that the respective allowances for loan losses for both Peoples and Penseco are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Boenning & Scattergood, Inc. used internal financial projections for Peoples and Penseco as provided by the senior management of Peoples and Penseco. Boenning & Scattergood, Inc. also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of Peoples and Penseco. With respect to those projections, estimates and judgments, the management of Peoples and Penseco confirmed to Boenning & Scattergood, Inc. that those projections, estimates and judgments reflected the best currently available estimates and judgments of Peoples management of the future financial performance of Peoples and Boenning & Scattergood, Inc. assumed that such performance would be achieved. The projections furnished to Boenning & Scattergood, Inc. and used by it in certain of its analyses were prepared by Peoples’ and Penseco’s senior management team. Peoples and Penseco does not publicly disclose internal management projections of the type provided to Boenning & Scattergood, Inc. in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. Boenning & Scattergood, Inc. expresses no opinion as to such financial projections or estimates or the assumptions on which they are based. Boenning & Scattergood, Inc. has also assumed that there has been no material change in Peoples’ and Penseco’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Boenning & Scattergood, Inc. Boenning & Scattergood, Inc. has assumed in all respects material to its analysis that Peoples and Penseco will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to the merger agreement will perform all of the covenants required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement are not waived. Finally, with the consent of Peoples, Boenning & Scattergood, Inc. has relied upon the advice that Peoples has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

The Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the Opinion. Boenning & Scattergood, Inc. has not undertaken to update, revise, reaffirm or withdraw the Opinion or otherwise comment upon events occurring after the date thereof.

The Opinion was directed to the Peoples board of directors in connection with its consideration of the merger and does not constitute a recommendation to any shareholder of Peoples as to how any such shareholder should vote at the Peoples special meeting. The Opinion is directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Peoples common stock and does not address the underlying business decision of Peoples to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Peoples or the effect of any other transaction in which Peoples might engage. The Opinion shall not be reproduced or used for any other purposes, without Boenning & Scattergood, Inc.’s prior written consent. The Opinion has been approved by Boenning & Scattergood, Inc.’s fairness opinion committee. Boenning & Scattergood, Inc. has consented to inclusion of the Opinion and a summary thereof in this joint proxy statement/prospectus and in the registration statement on Form S-4 which includes this joint proxy statement/prospectus. Boenning & Scattergood, Inc. does not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director, or employee, or class of such persons, relative to the compensation to be received in the merger by any other shareholder.

In rendering its Opinion, Boenning & Scattergood, Inc. performed a variety of financial analyses. The following is a summary of the material analyses performed by Boenning & Scattergood, Inc., but is not a complete description of all the analyses underlying Boenning & Scattergood, Inc.’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In arriving at its opinion, Boenning & Scattergood, Inc. did not attribute any particular weight to any analysis or factor that it considered. Rather, Boenning & Scattergood, Inc. made qualitative judgments as to the significance and relevance of each analysis and factor. Boenning & Scattergood, Inc. did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support the Opinion; rather Boenning & Scattergood, Inc. made its determination as to the fairness of the exchange ratio on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Boenning & Scattergood, Inc. believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Boenning & Scattergood, Inc.’s comparative analyses described below is identical to Peoples or Penseco and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Peoples or Penseco and the companies to which they are being compared.

In performing its analyses, Boenning & Scattergood, Inc. also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Peoples, Penseco and Boenning & Scattergood, Inc. The analysis performed by Boenning & Scattergood, Inc. is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Boenning & Scattergood, Inc. prepared its analyses solely for purposes of rendering the Opinion and provided such analyses to the Peoples board of directors at the June 28, 2013 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Boenning & Scattergood, Inc.’s analyses do not necessarily reflect the value of Peoples’ common stock or the prices at which Peoples’ common stock may be sold at any time. The analysis and the Opinion of Boenning & Scattergood, Inc. was among a number of factors taken into consideration by the board of directors of Peoples in making its determination to approve of Peoples’ entry into the merger agreement and the analyses described below should not be viewed as determinative of the decision the board of directors of Peoples or management with respect to the fairness of the merger.

At the June 28, 2013 meeting of the Peoples board of directors, Boenning & Scattergood, Inc. presented certain financial analyses of the merger. The summary below is not a complete description of the analyses underlying the opinions of Boenning & Scattergood, Inc. or the presentation made by Boenning & Scattergood, Inc. to the Peoples board of directors, but is instead a summary of the material analyses performed and presented in connection with the Opinion.

Summary of Transaction. The merger, while considered a merger of equals, will be accounted for as a reverse acquisition by Penseco of Peoples using the purchase method of accounting and, accordingly, the assets and liabilities of Peoples will be recorded at their respective fair values on the date the merger is completed. The Merger will be effected by the issuance of shares of Peoples stock to Penseco shareholders. In accordance with ASC Topic 805: Business Combinations, the final accounting purchase price assigned to record the shares issued in the merger will be based on the closing price of Penseco’s common stock on the effective date of the merger.

While Penseco’s stock price be used to determine the final accounting purchase price, for purposes of its opinion, Boenning & Scattergood calculated an “offer-based” purchase price, implied pricing and valuation multiples based upon Peoples’ 10-day average stock price as of June 27, 2013, of $36.07. Each share of Penseco common stock will be exchanged for 1.3636 shares of Peoples common stock. The implied offer price in stock paid to Penseco was derived by multiplying the negotiated exchange ratio of 1.3636 by Peoples’ 10-day average stock price of $36.07 stock price resulting in a per share value to Penseco’s shareholders of $49.19.

Based on Peoples’ price per common share of $36.07 (the 10-day average price per common share price of Peoples’ as of June 27, 2013, the day prior to the announcement of the transaction) and the negotiated exchange ratio of 1.3636, the key transaction statistics were as follows:

Aggregate Implied Consideration Offered to Penseco	$161.1	M
Implied Consideration Offered Per Penseco Common Share	$49.19
Premium / (Discount) to Penseco’s Average Reported Stock Price (1)	29.7%
Aggregate Implied Consideration Offered to Penseco’s:
Book Value per Share	121%
Tangible Book Value per Share	152%
Last Twelve Months (LTM) Earnings per Share	15.5	x
Pro Forma Peoples Ownership	40.8%
Pro Forma Penseco Ownership	59.2%

(1)	Based on $37.92 per share which represented the price of Penseco’s 10-day average stock price as of June 27, 2013.

Comparable Companies Analysis. Boenning & Scattergood compared selected publicly available financial, operating and stock market data for both Peoples and Penseco with those of a peer group in order to compare their historical financial and operating performance with the peers and examine the financial considerations relative to the market valuations of the peers. The financial and operating data is as of March 31, 2013 (unless otherwise noted), and the stock market data is as of June 27, 2013. Peoples’ peers consisted of companies with an asset size between $400 million and $700 million and are located in Pennsylvania. Penseco’s peers have asset sizes between $750 million and $1.25 billion and are located in Pennsylvania. Their respective peers are summarized below:

Peoples Financial Services Corporation		Penseco Financial Services Corporation
• Norwood Financial Corporation	• American Bank Incorporated	• Citizens & Northern Corporation	• QNB Corporation
• Embassy Bancorp, Inc.	• Emclaire Financial Corporation	• Orrstown Financial Services, Inc.	• Citizens Financial Services, Inc.
• DNB Financial Corporation	• Northumberland Bancorp*	• Codorus Valley Bancorp, Inc.	• Penns Woods Bancorp, Inc.
• CCFNB Bancorp, Inc.	• Juniata valley Financial Corporation	• Penseco Corporation	• First Keystone Corporation
• Dimeco, Inc.	• Hamlin Bank and Trust Company*	• Republic First Bancorp, Inc.	• FNB Bancorp, Inc.
• Fidelity D&D Bancorp, Inc.	• First Community Financial Corporation*	• Franklin Financial Services Corporation	• ENB Financial Corporation
• Honat Bancorp, Inc.	• CBT Financial Corporation	• AmeriServ Financial, Inc.	• Somerset Trust Holding Company
• Kish Bancorp, Inc.	• Allegheny Valley Bancorp, Inc.	• First National Community Bancorp, Inc.	• Royal Bancshares of Pennsylvania, Inc.
• CB Financial Services, Inc.*

*	Financial data as of December 31, 2012.

Boenning & Scattergood, Inc. compared selected operating, financial data for Peoples with those of its peers. The financial and operating data for Peoples’ peer group is as of March 31, 2013 (unless otherwise noted) and all market data is as of June 27, 2013.

Peoples	Peer Median
($ in Thousands)
Total Assets	$677,782	$534,056
Tang. Equity / Tang. Assets	9.9%	9.1%
Loans / Deposits	82.3%	76.2%
Nonperforming Assets(1) / Assets	1.86%	1.37%
LTM(3) Return on Average Assets	1.38%	0.90%
LTM(3) Return on Average Common Equity	14.30%	9.23%
LTM(3) Non-Interest Income / Average Assets	0.78%	0.74%
LTM(3) Non-Interest Expense / Average Assets	2.41%	2.54%
LTM(3) Efficiency Ratio(2)	52.1%	64.1%
LTM(3) Net Interest Margin	3.92%	3.49%
Price / 52 Week High Price	87.5%	91.1%
Price to:
Book Value Per Common Share	158.8%	104.5%
Tangible Book Value Per Common Share	160.0%	115.6%
LTM(3) Earnings Per Common Share	12.1	x	11.5	x
Dividend Yield	2.64%	3.63%
Avg. Weekly Volume / Common Shares Outstanding	0.12%	0.09%

(1)	Defined as total nonaccrual loans plus other real estate owned plus accruing loans that are 90 days past due.
(2)	Defined as non-interest expense less intangible amortization divided by the sum of net interest income plus non-interest income.
(3)	LTM stands for the latest twelve months.

Boenning & Scattergood, Inc. compared selected operating, financial data for Penseco with those of its peers. The financial and operating data for Penseco’s peer group is as of March 31, 2013 (unless otherwise noted) and all market data is as of June 27, 2013.

Penseco	Peer Median
($ in Thousands)
Total Assets	$929,788	$922,432
Tang. Equity / Tang. Assets	11.7%	9.2%
Loans / Deposits	85.8%	68.6%
Nonperforming Assets(1) / Assets	0.50%	1.86%
LTM(3) Return on Average Assets	1.13%	0.90%
LTM(3) Return on Average Common Equity	7.86%	8.75%
LTM(3) Non-Interest Income / Average Assets	1.20%	0.81%
LTM(3) Non-Interest Expense / Average Assets	3.14%	2.88%
LTM(3) Efficiency Ratio(2)	63.4%	65.2%
LTM(3) Net Interest Margin	4.05%	3.57%
Price / 52 Week High Price	96.8%	91.6%
Price to:
Book Value Per Common Share	92.8%	110.9%
Tangible Book Value Per Common Share	116.6%	111.4%
LTM(3) Earnings Per Common Share	11.9	x	11.5	x
Dividend Yield	4.45%	2.53%
Avg. Weekly Volume / Common Shares Outstanding	0.12%	0.25%

(1)	Defined as total nonaccrual loans plus other real estate owned plus accruing loans that are 90 days past due.
(2)	Defined as non-interest expense less intangible amortization divided by the sum of net interest income plus non-interest income.
(3)	LTM stands for the latest twelve months.

Contribution Analysis. Boenning & Scattergood analyzed the contribution that Peoples would have made to various assets, liabilities, revenue and income of the combined company’s latest twelve month earnings as of March 31, 2013 (except where noted). Boenning & Scattergood also reviewed the ownership percentage that Penseco’s shareholders would receive in the transaction relative to its financial contribution to the combined company. Existing Peoples’ shareholders will own approximately 40.8% of the combined company’s common stock value of the combined company. Boenning & Scattergood has not expressed any opinion as to the actual value of Peoples common stock when issued in the merger or the price at which Peoples common stock will trade after the merger

The analysis indicated the following information as of and for the twelve months ended March 31, 2013 (except where noted) for both Peoples and Penseco:

	Peoples	Penseco
Total Assets	42%	58%
Gross Loans	43%	57%
Deposits	44%	56%
Total Equity	34%	66%
Tangible Equity	39%	61%
Tangible Common Equity	39%	61%
LTM(1) Net Income	46%	54%
2013 Estimated Net Income	47%	53%
Non-Performing Assets(2)	25%	75%
LTM(1) Net Interest Income	42%	58%
LTM(1) Non-Interest Expense	35%	65%
LTM(1) Non-Interest Income	32%	68%
Pro Forma Ownership	41%	59%

(1)	LTM stands for the latest twelve months.
(2)	Defined as total nonaccrual loans plus other real estate owned plus accruing loans that are 90 days past due. Ratios are actually reversed as a higher amount would support a lower respective contribution percentage.

Contribution Analysis Comparison. Boenning & Scattergood analyzed the contribution that Peoples would have made to various assets, liabilities, revenue and income of the combined company’s latest twelve month earnings as of March 31, 2013 against comparable publicly available metrics of certain companies that had undertaken a merger of equal transaction according to SNL Securities, LLC. This analysis was conducted in order to compare the level of contribution that Peoples was making to the combined entity relative to the amount of pro forma ownership its shareholders would retain relative to the peer group. Boenning & Scattergood has not expressed any opinion as to the actual value of Peoples common stock when issued in the merger or the price at which Peoples common stock will trade after the merger.

The analysis indicated the following information as of and for the twelve months ended March 31, 2013 for both Peoples and Penseco and the last publicly reported data prior to the transaction involving the peer medians:

	Peoples / Penseco		Merger of Equal Peer Medians
Contribution of:
Assets	42	% / 58%	52	% / 48%
Non-Performing Assets(1)	25	% / 75%	55	% / 45%
Tangible Common Equity	39	% / 61%	57	% / 43%
Net Income	46	% / 54%	50	% / 50%
Market Capitalization	50	% / 50%	58	% / 42%
Pro Forma Board Representation	43	% / 57%	50	% / 50%
Pro Forma Ownership	41	% / 59%	52	% / 48%

(1)	Defined as total nonaccrual loans plus other real estate owned plus accruing loans that are 90 days past due. Ratios are actually reversed as a higher amount would support a lower respective contribution percentage.

No company, however, used in this analysis is identical to Peoples, Penseco or the transaction. Accordingly, an analysis of the result of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that would affect the public trading values of the companies or company to which they are being compared.

Discounted Dividend Analysis. Using a discounted dividend analysis, Boenning & Scattergood, Inc. estimated the present value of the future cash flows that would accrue to a holder of a share of Peoples’ common stock over a five-year period. This analysis was performed in order to compare the financial consideration in the transaction to an estimated implied value for Peoples’ common stock based on projected future cash flows. This stand-alone analysis was based on several assumptions, including a price to earnings multiple range of 10.0x to 14.0x of Peoples’ terminal year common earnings per share, EPS growth rates based upon Peoples’ management’s five-year projected earnings per share, and Peoples’ current common cash dividend payout ratio of 30.0%. On June 27th, Peoples price to earnings multiple was 12.1x while the median value of its peers was 11.5x. The multiple applied to Peoples’ estimated five-year earnings per share value is Peoples’ current price to earnings multiple. The terminal value and projected annual cash dividends were then discounted to present value using a discount rate of 14.3%. This discount rate was used in order to reflect an expected rate of return required by holders or prospective buyers of Peoples’ common stock. The analysis indicated that, based upon the aforementioned assumptions, the per common share present value of Peoples’ common stock, on a stand-alone basis, ranged from $19.73 to $42.53. Based on Peoples then current price to earnings multiple of 12.1x, the midpoint value was approximately $29.54.

Boenning & Scattergood, Inc. performed a similar analysis on the five-year financial projections of Peoples’ tangible book value per share. This analysis was based on a tangible book multiple range of 1.16x (Peoples’ median peers multiple as of June 27, 2013) and 1.60x (Peoples’ June 27, 2013, price to tangible book) to the terminal year tangible book value based upon Peoples’ management’s five-year projected earnings per share, EPS growth rates based upon Peoples’ management’s five-year projected earnings per share, and Peoples’ current common cash dividend payout ratio of 30.0%. The terminal value was then discounted to present value using a discount rate of 14.3%. The analysis indicated that, based upon the aforementioned assumptions, the per share present value of Peoples’ common stock, on a stand-alone basis, ranged from $22.36 to $34.07. Based on Peoples’ then current price to tangible book value multiple of 1.60x, the midpoint value was approximately $31.77.

In connection with the discounted dividend analysis performed, Boenning & Scattergood considered and discussed with Peoples’ board how the present value analysis would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net interest spread, non-interest income, non-interest expenses and dividend payout ratio. Boenning & Scattergood noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the assumptions that must be made, and the results of this analysis, are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Boenning analyzed certain potential pro forma effects of the merger, assuming the following: (i) the merger had been completed as of March 31, 2013; (ii) the implied price to be paid by Peoples for each share of Penseco common stock at the time of the announcement was $49.19 based on the fixed stock-for-stock exchange ratio of 1.3636 shares of Peoples’ common stock for each share of Penseco’s common stock; (iii) estimated one-time transaction related costs expensed prior to closing; (iv) Peoples’ performance was calculated in accordance with Peoples’ management’s prepared earnings projections; (v) Penseco’s performance was calculated in accordance with Penseco management’s prepared earnings projections; (vi) certain other assumptions pertaining to costs and expenses associated with the transaction, intangible amortization, opportunity cost of cash and other items. The analyses indicated that, for the full years 2013 and 2014, the merger (excluding transaction expenses) would be accretive to Peoples’ projected earnings per share and, on a pro forma basis as of March 31, 2013, would be slightly dilutive to Peoples’ tangible book value per share. In addition, the pro forma quarterly cash dividend of $.31 per share for the combined company would be accretive to Peoples’ current quarterly cash dividend of $.23 per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Boenning’s Compensation and Other Relationships with Peoples. Boenning has acted as financial advisor to Peoples in connection with the merger and received a fee totaling $25,000 prior to the execution of the definitive agreement. In addition, Peoples agreed to pay Boenning a transaction fee of approximately $805,000 of which $275,000 was paid upon the signing of a definitive agreement with the remainder to be paid upon the closing of the merger. Peoples has also agreed to reimburse Boenning for its reasonable out-of-pocket expenses and to indemnify Boenning against certain liabilities arising out of its engagement. Boenning’s Opinion was approved by Boenning’s fairness opinion committee.

In the ordinary course of their respective broker and dealer businesses, Boenning may purchase securities from and sell securities to Peoples and Penseco and their affiliates. Boenning may also actively trade the equity securities of Peoples and Penseco or their affiliates for its own accounts and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Penseco’s Reasons for the Merger

The Penseco board of directors and its independent committee consulted with Penseco’s management, as well as legal and financial advisors and determined that the merger is in the best interests of Penseco and Penseco’s shareholders. In reaching its conclusions to approve the merger agreement, the Penseco board considered the terms and conditions of the merger agreement, as well as a number of factors, including the following material factors:

Strategic Considerations

•

The merger of Penseco and Peoples would create a financial institution with $1.6 billion in assets. The combined company’s increased size and scale would be better able to absorb increasing regulatory and compliance expenses than Penseco would on its own;

•	The geographic expansion into a region of the Marcellus Shale which has experienced significant natural gas drilling activity and the economic benefits associated with such activity;

•

The significant increase in assets, capital, earnings and management depth; along with the potential listing on NASDAQ, would create opportunities for future strategic acquisitions, asset growth, earnings growth and increased shareholder value;

•	The ability to offer fiduciary wealth management, estate and trust services to existing customers of Peoples and residents of the Marcellus Shale region;

•

The current environment in the banking and financial services industry, including national and regional economic conditions, continued consolidation, evolving trends and competition, and the likely effect of these factors on Penseco in light of, and in the absence of, the merger;

•

Penseco’s business, operations, financial condition, earnings and prospects and Peoples’ business, operations, financial condition, earnings and prospects, taking into account the results of the due diligence review of Peoples by Penseco and its financial, legal and other advisors;

•

The potential alternatives available to Penseco, including other potential extraordinary transactions and the alternative of remaining independent, and the risks and challenges inherent in successfully implementing Penseco’s business plans, the value to the shareholders of these alternatives, the timing and likelihood of achieving value from these alternatives; and

•

The ability to complete the merger, including, in particular, the likelihood of obtaining regulatory approval and the provisions of the merger agreement regarding the parties’ obligations to pursue the regulatory approvals.

Financial Impact on Shareholders

•

The merger would result in potential annualized cost savings of $7.1 million, as well as the potential for increased revenue opportunities which would provide significant increases in earnings per share over what Penseco would have earned per share had it remained independent. The potential cost savings are expected to come from the reduction of duplicate resources and administrative functions as well as the elimination of redundant external contractual services and the standardization of various retirement benefits;

•

The potential for the combined company to generate greater earnings per share and tangible book value per share for Penseco shareholders, on an as-converted basis, than Penseco would have the ability to achieve should it remain independent;

•	People’s consenting to increase the dividend per share enabling Penseco shareholders to continue to earn, on an as converted basis, the same level of dividend;

•

The exchange ratio of 1.3636 shares of Peoples shares for each share of Penseco. The closing market price per share of Peoples common stock of $34.90 on June 27, 2013, the last trading day prior to the approval of the merger agreement by the Penseco board of directors, which, when multiplied by the exchange ratio would suggest a market value of the merger consideration to be received by Penseco shareholders of $47.59;

•

The ability to increase scale and accelerate the achievement of certain of Penseco’s strategic goals, including listing on a national exchange, expanding geographically and into a significant Marcellus shale region, and gaining access to personnel, expertise and other resources;

•	The expected revenue enhancement and diversification, as well as cost savings and efficiencies; and

•	The ability of the combined company to continue to grow, through both its operations and potential future acquisitions.

Effect on Common Stock

•	The greater liquidity of the combined company’s common stock relative to Penseco’s common stock;

•	The increased market capitalization of the combined company relative to Penseco’s current market capitalization; and

•

The parties’ commitment to pay a minimum dividend of $0.31 per share of the surviving corporation for 5 years after the merger, subject to availability of sufficient funds and retention of the combined bank’s “well capitalized” status.

Form of Merger Consideration

•	1.3636 shares of Peoples’ common stock for each share of Penseco’s common stock;

•	The expectation that the receipt of Peoples common stock by Penseco shareholders would generally be tax-free for U.S. federal income tax purposes; and

•	Penseco shareholders would have the ability to continue to participate in the growth of the combined company.

Value of Merger Consideration

•	The premium to the market value of Penseco’s common stock represented by the value of the merger consideration;

•	The historical and current market prices of Penseco common stock and Peoples common stock;

•	The prices, multiples of earnings per share and premiums on core deposits in other recent acquisitions of financial institutions, as compared to the price, multiples and premiums in the merger;

•

The pro forma financial effects of the merger, including the potential cost savings (resulting from back office efficiencies, consolidations and other cost savings) and enhanced revenue anticipated from the merger and the effects of the merger on the risk-based and leverage capital ratios of the combined company and the prospects of enhanced earnings per share growth attained by a merger with Peoples; and

•

The financial analysis conducted by Griffin Financial Group, LLC and its opinion to the board of directors that, as of the date of the merger agreement, the exchange ratio is fair, from a financial point of view, to Penseco shareholders.

No Shop, Termination and Break-Up Fee

•	The restrictions imposed on Penseco and Peoples from soliciting alternative transactions;

•

The fact that parties’ respective board of directors may withdraw or modify its recommendation that its shareholders approve the merger only if the board concludes in good faith, after consultation with outside counsel, that failure to do so may constitute a breach of its fiduciary duties;

•

The provisions permitting the Penseco board of directors to terminate the merger agreement if the value of Peoples common stock were to decline by more than 25% from its price after the announcement of the merger agreement; and underperform the NASDAQ Bank Index by more than 25% during such time period;

•

The break-up fee of $3.7 million that Penseco or Peoples would be required to pay to the other if the merger agreement is terminated under certain circumstances and Penseco or Peoples subsequently merges, is acquired or liquidates;

•	The fact that the break-up fee provision of the merger agreement could have the effect of discouraging superior proposals for a business combination between Penseco or Peoples and a third party; and

•

The fact that Peoples or Penseco may terminate the merger agreement upon a material breach by the other party and receive reimbursement of actual out-of-pocket costs and expenses, not to exceed $600,000.

Directors and Officers

•

The agreement that 8 of the 14 members of the combined company’s board of directors would be alumni of the Penseco board of directors and that Craig W. Best would be appointed to serve as the combined company’s chief executive officer;

•	The existence and nature of the voting agreements to be obtained from the directors of Penseco and Peoples in support of the merger; and

•	The fact that the interests of certain of Penseco’s and Peoples’ officers and directors may be said to be different from, or in addition to, the interests of shareholders generally.

Other Constituencies

•	The possible effects of the merger on Penseco’s employees, customers, suppliers and creditors and on the communities in which Penseco’s facilities are located;

•	A common culture of commitment to the communities the companies serve;

•

The combined company, headquartered in Scranton, will continue to be community based and will be a major force for economic development in Northeastern Pennsylvania, as evidenced by the following information:

•	In 2012, the two companies collectively spent approximately $8.5 million with 965 local businesses.

•	The new company is expected to employ approximately 380 banking professionals.

•	In 2012, the two companies combined contributed approximately $763,000 to local charities and nonprofit organizations.

•	In 2012, the two companies extended over $380 million in credit to local residents and businesses.

•

With increased earnings and capital, the new bank should have the ability to spend more in the community, bring jobs to the area, contribute more to local charities and be able to meet the credit needs of larger local companies that, because of their size, have had to secure financing from larger, out of area banks;

•

Management’s belief that Penseco’s customers would benefit from a combination with Peoples due to the combined company’s enhanced ability to serve its customers more broadly and effectively because of the combined company’s greater scale, lending capabilities and range of financial products and services; and

•	The complexity and risks involved in successfully integrating Penseco and Peoples in a timely manner, and the potential impact of integration on various constituencies

The foregoing discussion of the factors considered by the Penseco board of directors in evaluating the transaction is not intended to be exhaustive, but, rather, includes all material factors considered by the Penseco board of directors. In reaching its decision to approve the transaction, the Penseco board of directors did not quantify or assign relative weights to the factors considered, and individual directors may have given different weights to different factors. The Penseco board of directors evaluated the factors described above, including asking questions of Penseco’s management and legal and financial advisors, and determined that the transaction was in the best interests of Penseco.

Recommendation of the Penseco Board of Directors

The Penseco board of directors has unanimously determined that the merger agreement and the merger are fair to and in the best interests of Penseco and that the merger consideration is fair to and in the best interests of the shareholders of Penseco, approved the merger agreement and the merger, and unanimously recommends that Penseco shareholders vote “FOR” approval of the merger agreement and the merger.

Opinion of Penseco’s Financial Advisor

On June 17, 2013, Penseco engaged Griffin Financial Group, LLC (“Griffin”), to provide financial advisory and investment banking services to Penseco. Griffin agreed to assist Penseco in assessing the fairness to the shareholders of Penseco, from a financial point of view, of the exchange ratio required in the proposed merger of Penseco with Peoples. Griffin is a FINRA licensed, nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, Griffin is engaged in the representation and valuation of financial services companies in connection with mergers and acquisitions.

As part of its engagement, representatives of Griffin attended the meeting of the Penseco board of directors held on June 28, 2013, at which the Penseco board of directors evaluated the proposed merger with Peoples. At this meeting, Griffin reviewed the financial aspects of the proposed merger and provided its opinion that, as of such date, the exchange ratio in connection with the proposed merger was fair, from a financial point of view, to the shareholders of Penseco. The Penseco board of directors approved the merger agreement at this meeting.

The full text of Griffin’s written opinion is attached as Annex C to this document and is incorporated herein by reference. Penseco shareholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered, procedures followed and qualifications and limitations on the review undertaken by Griffin. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

Griffin’s opinion speaks only as of the date of the opinion. The opinion is directed to the Penseco board of directors and is limited to the fairness, from a financial point of view, to the shareholders of Penseco with regards to the Exchange Ratio in the transaction. Griffin does not express an opinion as to the fairness of the transaction to creditors or other stakeholders of Penseco or as to the underlying decision by Penseco to engage in the transaction or the relative merits of the transaction compared to other strategic alternatives which may be available to Penseco.

In providing its opinion, Griffin:

(i)	reviewed a draft of the Agreement;

(ii)	reviewed and discussed with Penseco certain publicly available business and financial information concerning Penseco, and the economic and regulatory environments in which it operates;

(iii)	reviewed and discussed with Penseco and Peoples their respective financial information as of December 31, 2012, March 31, 2013 and May 31, 2013 and for the year and year to date periods then ended;

(iv)	discussed with the management of Penseco and Peoples matters relating to their respective financial condition, liquidity, net income, asset quality, reserve levels and capital adequacy and market valuation and related matters as of such dates and for the periods then ended;

(v)	compared the proposed financial terms of the transaction with the publicly available financial terms of certain transactions involving whole bank sales and acquisitions during such time frames as deemed relevant by Griffin;

(v)	compared the proposed financial terms of the transaction with the publicly available financial terms of certain transactions involving whole bank sales and acquisitions during such time frames as deemed relevant by Griffin;

(vi)	compared the financial condition of Penseco to the financial condition and valuation of certain institutions deemed relevant by Griffin;

(vii)	evaluated, from publicly available sources and discussions with the management of Penseco and Peoples, the capacity of Penseco and Peoples to complete the transaction on a timely basis;

(viii)	discussed with management of Penseco and Peoples the anticipated benefits of and identified risks in the transaction; and

(ix)	performed such other financial studies and analyses and considered such other information as deemed appropriate for the purpose of this opinion

In addition, Griffin held discussions with certain members of managements of Penseco and Peoples with respect to certain aspects of the transaction, including past and current business operations, regulatory relations, financial condition, dividend and capital policies, market opportunities within each of their core operating markets, and other matters that it deemed appropriate for the purpose of its opinion.

In conducting its review and arriving at its opinion, Griffin relied upon the accuracy and completeness of all of the financial and other information provided to them or otherwise publicly available. Griffin did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. Griffin relied upon the management of Penseco and Peoples as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to Griffin and assumed that such forecasts and projections reflected the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods estimated by such managements. Griffin assumed, without independent verification, that the aggregate allowances for loan and lease losses for Penseco and Peoples were adequate to cover such losses. Griffin did not make or obtain any evaluations or appraisals of the property, assets or liabilities of Penseco or Peoples, nor did it examine any individual credit files.

The projections and associated assumptions used by Griffin in certain of its analyses were sourced from Penseco and Peoples’ senior management teams. Penseco and Peoples do not publicly disclose internal management projections of the type provided to Griffin in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of providing its opinion, Griffin assumed that, in all respects material to its analysis:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement with no additional payments or adjustments to the Exchange Ratio;

•

the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct in all respects material to Griffin’s analysis;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers or modifications to the merger agreement; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any termination, divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

Griffin further assumed that the merger will be accounted for using the acquisition method under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes.

Griffin’s opinion is not an expression of an opinion as to the prices at which shares of Penseco common stock or shares of Peoples common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

In performing its analyses, Griffin made various assumptions with respect to economic, general business, industry performance, market and financial conditions and other matters, which are beyond the control of Griffin, Penseco and Peoples. Any estimates contained in the analyses performed by Griffin are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the possible value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are judgmental and are inherently subject to substantial uncertainty. In addition, the Griffin opinion was among several factors taken into consideration by the Penseco board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Penseco board with respect to the fairness of the consideration.

The following is a summary of the material analyses presented by Griffin to the Penseco board of directors on June 28, 2013, in connection with Griffin’s fairness opinion. The summary is not a complete description of the analyses underlying Griffin’s opinion or the presentation made by Griffin to the Penseco board, but summarizes the material analyses performed and presented in connection with such opinion.

The preparation of the fairness opinion is a comprehensive and complex, analytical process, involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Griffin did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized within include information presented in tabular format. Accordingly, Griffin believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal

Pursuant to the Agreement and Plan of Merger, dated as of June 28, 2013 (the “Agreement”), by and between Penseco and Peoples, Penseco will be merged with and into Peoples, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by Peoples and its affiliates, will be converted into the right to receive 1.3636 shares of Peoples (the “Exchange Ratio”).

Accounting

As a result of the transaction, former shareholders of Peoples will own approximately 40.8% of the combined institution’s outstanding common stock. While Peoples is the legal acquirer in the transaction, Penseco is acquiring control of Peoples, and Penseco is expected to be deemed to be the acquirer for financial reporting purposes (a “reverse merger”). In accordance with ASC Topic 805: Business Combinations, the final accounting purchase price will be computed using the number of shares Penseco would have had to issue to give Peoples shareholders 40.8% ownership of the combined entity, multiplied by the Penseco stock price on the effective date of the merger. At July 25, 2013 and under ASC Topic 805, Penseco would have needed to issue 2.3 million new shares to give Peoples shareholders 40.8% ownership of the combined entity, and based upon Penseco’s stock price on June 25, 2013 of $37.75, the price paid by Penseco to purchase Peoples would have been $85.4 million in the aggregate.

Trading Prices

The merger agreement and the exchange ratio will result in Penseco shareholders receiving 1.3636 shares of Peoples common stock for each share of Penseco common stock held. Based on the June 25, 2013 trading price of Peoples common stock of $34.75, this results in a value to Penseco shareholders of $47.39 per share, which is greater than the June 25, 2013 trading price of Penseco common stock of $37.75. However, both companies trade “over the counter” without significant trading volume, and trading pricing may not be reliable indications of the value of the each company as a whole. As such, Griffin’s evaluation of the fairness of the Exchange Ratio to the shareholders of Penseco considered other factors, including a relative contribution analysis and assessments of the value of the consideration given by Penseco (40.8% of Penseco) versus the value being received (59.2% of Peoples), as well as other traditional valuation methodologies.

Contribution Analysis

Griffin reviewed financial information relating to Penseco and Peoples to understand the relative contribution of each company to the combined entity, compared to the pro forma ownership resulting from the transaction. A summary of the analysis performed using financial data as of March 31, 2013 and market data as of June 25, 2013 is as follows:

Exchange Ratio	Penseco 59.2%	Peoples 40.8%
Market Capitalization	54%	46%
Total Assets	58%	42%
Total Net Loans	57%	43%
Total Deposits	56%	44%
Tangible Common Equity	61%	39%
Net Income to Common Shareholders (LTM)	54%	46%
Net Income to Common Shareholders (YTD)	53%	47%

Evaluation of each of the relative contribution metrics involves complex considerations and judgments concerning differences in financial and operating characteristics, other factors and other risks that could affect the actual relative contribution of each company to the combined company. Accordingly, an evaluation of the results of this analysis is subjective.

In evaluating the exchange ratio, Griffin considered the value given by Penseco to acquire Peoples based on the Penseco trading price ($85.4 million), as well as the value of the consideration computed based on the Peoples trading price ($107.2 million).

In connection with Griffin’s evaluation of the fairness of the exchange ratio, Griffin also performed a comparable company analysis and a discounted cash flow analysis with respect to each of Penseco and Peoples, and a comparable transaction analysis with respect to Peoples.

Valuation of Peoples

Comparable Companies Analysis

Using publicly available information, Griffin compared the financial performance and condition of Peoples to the following publicly traded banks with assets between $500 million and $900 million headquartered in Pennsylvania, New Jersey, and New York, excluding Long Island and the five boroughs of New York City, with returns on average assets greater than 0.50% and non-performing assets (including loans 90 days past due) less than 3.50%. Companies included in this group were:

Citizens Financial Services, Inc.	Somerset Trust Holding Company
Penns Woods Bancorp, Inc.	Mid Penn Bancorp, Inc.
Evans Bancorp, Inc.	Lyons Bancorp, Inc.
First Keystone Corporation	Norwood Financial Corp.
1st Constitution Bancorp	Orange County Bancorp, Inc.
FNB Bancorp, Inc.	Solvay Bank Corporation
ENB Financial Corp.	DNB Financial Corporation
Embassy Bancorp, Inc.	Bancorp of New Jersey, Inc.
CCFNB Bancorp, Inc.	CB Financial Services, Inc.
Fidelity D & D Bancorp, Inc.	American Bank Incorporated
Kish Bancorp, Inc.	Emclaire Financial Corp.
Honat Bancorp, Inc.	Elmira Savings Bank

To perform this analysis, Griffin used financial information as of the most recently available quarter end and market price information was as of June 25, 2013. Griffin’s analysis showed the following concerning Peoples’ and it peers’ financial condition, risk profile, valuation, and liquidity:

Performance and Risk Profiles	Peoples’ Peers
	Peoples	Minimum	Mean	Median	Maximum
Total Assets ($000)	677,782	510,915	680,778	658,757	882,950
NPA + 90 Days PD/ Assets (%)	1.86	0.00	1.41	1.39	3.08
Reserves/ NPA + 90 Days PD (%)	52.74	18.17	93.39	70.72	444.53
LTM Loan Growth (%)	1.34	(5.36)	5.18	3.13	20.71
ROAA (%)	1.38	0.62	0.99	0.95	1.65
Efficiency Ratio (%)	52.13	48.08	62.68	62.56	82.98
Net Interest Margin (%)	3.92	2.55	3.56	3.39	4.38
TCE/ TA (%)	9.93	6.18	9.13	9.06	13.40
Leverage Ratio (%)	9.42	7.10	9.64	9.44	12.97

Valuation and Liquidity	Peoples’ Peers
	Peoples	Minimum	Mean	Median	Maximum
Market Cap. ($ millions)	107.2	37.35	76.4	66.8	158.55
Price/ TBV (%)	159.31	80.41	120.60	117.92	184.91
Avg. Daily Trading Volume (1 yr.)	733	21	1,178	610	6,357

Selected Transactions Analysis

Griffin reviewed publicly available information related to selected acquisitions of banks and bank holding companies as well as thrifts and thrift holding companies nationwide with total assets between $300 million and $1.5 billion, having a NPA + 90 Days PD / Total Assets ratio of less than 3.5% and return on average assets for the last 12 months greater than 0.50%, that were announced between January 1, 2012 and June 25, 2013. The transactions included in the group were:

Acquirer	Acquiree
Heartland Financial USA, Inc.	Morrill Bancshares, Inc.
Merchants Bancorp	CITBA Financial Corporation
Triumph Consolidated Cos., LLC	National Bancshares, Inc.
Glacier Bancorp, Inc.	North Cascades Bancshares, Inc.
CBFH, Inc.	VB Texas, Inc.
CNB Financial Corporation	FC Banc Corp.
Lakeland Bancorp, Inc.	Somerset Hills Bancorp
Strategic Growth Bank Incorporated	New Mexico Banquest Corporation
First Financial Bankshares, Inc.	Orange Savings Bank, SSB
Old Florida Bancshares, Inc.	New Traditions National Bank
F.N.B. Corporation	Annapolis Bancorp, Inc.
NBT Bancorp Inc.	Alliance Financial Corporation
Prosperity Bancshares, Inc.	Coppermark Bancshares, Inc.
Pacific Premier Bancorp, Inc.	First Associations Bank
Umpqua Holdings Corporation	Circle Bancorp
MidSouth Bancorp, Inc.	PSB Financial Corporation
American National Corporation	Western Bank
Penns Woods Bancorp, Inc.	Luzerne National Bank Corporation
Investors Bancorp, Inc. (MHC)	Marathon Banking Corporation
United Financial Bancorp, Inc.	New England Bancshares, Inc.
Carlile Bancshares, Inc.	Northstar Financial Corporation
Provident New York Bancorp	Gotham Bank of New York

Transaction multiples for the transaction were derived from an assumed purchase price of $85.4 million, or $27.68 per Peoples share. For each transaction referred to above, Griffin derived and compared, among other things, the following implied ratios:

•

price per common share paid for the acquired company to tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

•	transaction premium as a percent of core deposits (core deposits exclude all deposit accounts with balances over $100,000 and foreign deposits)

•	price per common share paid for the acquired company to last twelve months earnings per share of the acquired company;

The results of the analysis are set forth in the following table:

(Based on Exchange Ratio)	Peoples/ Penseco Merger	Precedent Transactions Minimum	Precedent Transactions Mean	Precedent Transactions Median	Precedent Transactions Maximum
Aggregate Transaction Value to:
Tangible Book Value (%)	126.9	100.0	141.1	139.6	212.2
Franchise Premium/ Core Deposits (%)	3.9	0.1	4.9	4.1	12.4
Price/ LTM EPS (x)	9.6	11.0	16.4	17.4	23.8

No company or transaction used as a comparison in the above analysis is identical to Peoples or the transaction. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and of the banking environment at the time of the opinion.

Discounted Cash Flow Analysis

Griffin performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that Peoples could provide to equity holders through 2018 on a stand-alone basis. In performing this analysis, Griffin used Peoples earnings and growth estimates provided by Peoples, and assumed discount rates ranging from 8.0% to 12.0%. The range of values was determined by adding (1) the present value of projected cash flows to Peoples shareholders from 2014 to 2018 and (2) the present value of the terminal value of Peoples’ tangible book value. In calculating the terminal value of Peoples, Griffin applied multiples ranging from 120% of tangible common equity to 190% of tangible common equity. This resulted in a range of values of Peoples from $77.9 million to $117.8 million. The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Peoples.

Valuation of Penseco

Comparable Companies Analysis

Using publicly available information, Griffin compared the financial performance and condition of Penseco to the following publicly traded banks with assets between $800 million and $1.5 billion headquartered in Pennsylvania, New Jersey, and New York, excluding Long Island and the five boroughs of New York City, with returns on average assets greater than 0.25% and non-performing assets (including loans 90 days past due) less than 3.00%. Companies included in this group were:

Chemung Financial Corporation	Bank of Utica
Citizens & Northern Corporation	Citizens Financial Services, Inc.
Codorus Valley Bancorp, Inc.	Penns Woods Bancorp, Inc.
ACNB Corporation	Evans Bancorp, Inc.
Adirondack Trust Company	First Keystone Corporation
ConnectOne Bancorp, Inc.	1st Constitution Bancorp
AmeriServ Financial, Inc.	FNB Bancorp, Inc.
QNB Corp.

To perform this analysis, Griffin used financial information as of the most recently available quarter and market price information was as of June 25, 2013. Griffin’s analysis showed the following concerning Penseco’s and it peers’ financial condition, risk profile, valuation, and liquidity:

Performance and Risk Profiles	Penseco’s Peers
	Penseco	Minimum	Mean	Median	Maximum
Total Assets ($000)	929,788	810,333	966,439	918,780	1,279,972
NPA + 90 Days PD/ Assets (%)	0.50	0.44	1.44	1.36	2.75
Reserves/ NPA + 90 Days PD (%)	152.22	27.09	77.06	62.35	249.83
LTM Loan Growth (%)	(0.16)	(6.71)	4.50	1.90	30.54
ROAA (%)	1.13	0.46	1.09	0.97	1.75
Efficiency Ratio (%)	63.43	25.74	60.58	59.84	87.15
Net Interest Margin (%)	4.05	2.60	3.70	3.81	4.38
TCE/ TA (%)	11.75	7.35	9.85	9.12	15.78
Leverage Ratio (%)	11.78	8.28	10.34	9.87	14.28

Valuation and Liquidity	Penseco’s Peers
	Penseco	Minimum	Mean	Median	Maximum
Market Cap. ($ millions)	123.7	55.9	118.1	110.3	237.5
Price/ TBV (%)	116.61	70.98	124.20	122.43	184.91
Avg. Daily Trading Volume (1 yr.)	812	3	4,909	2,725	17,858

Selected Transactions Analysis

Griffin did not perform a selected transaction analysis in its evaluation of the value of Penseco, as there is not a change of control with respect to Penseco in the transaction. Therefore, recent acquisition transactions which contain a change of control premium in their pricing would not, in Griffin’s judgment, be a relevant indicator of value for Penseco.

Discounted Cash Flow Analysis

Griffin performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that Penseco could provide to equity holders through 2018 on a stand-alone basis. In performing this analysis, Griffin used Penseco earnings estimates provided by Penseco and assumed discount rates ranging from 8.0% to 12.0%. The range of values was determined by adding (1) the present value of projected cash flows to Penseco shareholders from 2014 to 2018 and (2) the present value of the terminal value of Penseco’s tangible book value. In calculating the terminal value of Penseco, Griffin applied multiples ranging from 115% of tangible common equity to 165% of tangible common equity. This resulted in a range of values of Penseco from $97.6 million to $141.4 million. The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Penseco.

The Penseco board of directors retained Griffin as the financial adviser to Penseco regarding the merger. As part of its investment banking business, Griffin is, from time to time, engaged in the valuation of bank and bank holding company securities in connection with mergers and acquisitions, public and private placement of listed and unlisted securities, rights offerings and other forms of valuations for various purposes. As specialists in the securities of banking companies, Griffin has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, Griffin may, from time to time, purchase securities from, and sell securities to, Penseco and Peoples. As a market maker in securities Griffin may from time to time have a long or short position in, and buy or sell, debt or equity securities of institutions like and possibly including, Penseco and Peoples, for Griffin’s own account and for the accounts of its customers. To the extent Griffin held any such positions, it was disclosed to Penseco and Peoples.

Pursuant to the Griffin engagement agreement, Penseco agreed to pay Griffin (a) a non-refundable retainer fee payable upon execution of the engagement letter, (b) a fee payable upon the delivery of Griffin’s fairness opinion, and (c) a fee contingent on the completion of a transaction. In addition, Penseco also agreed to reimburse Griffin for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify Griffin against certain liabilities, including liabilities under the federal securities laws. During the two years preceding the date of its opinion to Penseco, Griffin has not received compensation for investment banking services from Penseco, and Griffin has not received compensation for investment banking services from Peoples.

Terms of the Merger

Effect of the Merger

Upon completion of the merger, Penseco will merge with and into Peoples. No sooner than one business day after the merger, Peoples and Penseco will use their best efforts to cause Penn Security Bank and Trust Company to merge with and into Peoples Neighborhood Bank. The articles of incorporation and the bylaws of Peoples, as amended pursuant to the merger agreement, will govern the combined company subject to the approval and adoption of certain amendments by Peoples shareholders. Peoples’ resulting amended and restated articles of incorporation and bylaws are attached to this joint proxy statement/prospectus as Exhibits 4 and 5 to Annex A.

Merger Consideration

Penseco Common Stock

Shareholders of Penseco will receive 1.3636 fully paid and non-assessable shares of Peoples common stock for each share of Penseco common stock they own immediately prior to the effective time of the merger, subject to adjustment according to the terms of the merger agreement. Peoples will not issue fractional shares of common stock, and any former shareholder of Penseco that would otherwise be entitled to receive a fractional share of Peoples common stock will receive cash in an amount equal to that fraction multiplied by Peoples market share price as defined in the merger agreement. See “Proposal: The Merger—Terms of the Merger—Exchange Procedures”.

The exchange ratio will be appropriately adjusted if there is a stock dividend, stock split, reverse stock split, common stock reclassification, or other similar event regarding Peoples common stock before completion of the merger. By way of illustration, if Peoples declares and pays a stock dividend of 5% on or prior to the effective time of the merger, the exchange ratio will be adjusted upward by 5%. Under this hypothetical, Penseco shareholders entitled to receive Peoples common stock pursuant to the merger agreement would receive 1.4318 shares of Peoples common stock, adjusted up from 1.3636 shares, for each share of Penseco common stock they owned immediately prior to the effective time of the merger.

Peoples will not issue fractional shares of its common stock in connection with the merger. Each holder of Penseco common stock who otherwise would have been entitled to a fraction of a share of Peoples common stock will receive cash in lieu of the fractional share of Peoples common stock (without interest) in an amount calculated pursuant to the merger agreement. The merger agreement calculates the cash amount by multiplying the fractional share to which the holder would otherwise be entitled (after taking into account all shares of Penseco common stock owned by the holder at the effective time of the merger) by the numeric average of the daily high bid and low ask quotations for a share of Peoples common stock as reported on the OTCQB market place maintained by OTC Markets Group Inc. for each of the consecutive 20 trading days ending on and including the tenth day prior to the effective time of the merger. If no bid or ask quotations are available for any date, then the average closing price of a share of Peoples common stock will be the price of the last reported trade.

Peoples Common Stock and Stock Options

Each share of Peoples common stock and each option to purchase a share of Peoples common stock outstanding immediately prior to completion of the merger will remain outstanding after the merger.

Exchange Procedures

Peoples and Penseco have designated Registrar and Transfer Company, Cranford, New Jersey, to act as their exchange agent in connection with the exchange procedures for converting shares of Penseco common stock into the merger consideration. At or prior to the effective time of the merger, Peoples will deposit the merger consideration with the exchange agent for delivery to the Penseco shareholders in accordance with the merger agreement.

As soon as reasonably practicable after the effective time of the merger, the exchange agent will mail to each Penseco shareholder a letter of transmittal with instructions for submitting his or her Penseco stock certificates (or evidence of book-entry shares) in exchange for Peoples common stock and any cash in lieu of fractional shares. At that time, those Penseco shareholders will need to carefully review the instructions, complete the materials enclosed with the instructions, and return the materials along with their Penseco stock certificates (or evidence of book-entry shares). After receipt of the properly completed letter of transmittal and Penseco stock certificates (or evidence of book-entry shares), a holder of Penseco common stock will be entitled to receive the whole number of shares of Peoples common stock and a check representing cash payment in lieu of any fractional shares.

Shares of Peoples common stock will be issued after the effective time of the merger and will entitle the holders to dividends and any other distributions to which all holders of Peoples common stock are entitled. Until the letter of transmittal is submitted and the Penseco common stock is surrendered for exchange after completion of the merger, holders will not receive any stock consideration, dividends, or distributions on any Peoples common stock into which shares of their Penseco common stock have been converted. When the letter of transmittal is submitted and the Penseco common stock is surrendered, Peoples will pay any accrued or unpaid dividends or other distributions on such Peoples common stock without interest.

Following the effective time of the merger and until surrendered, all outstanding Penseco common stock is evidence solely of the right to receive the merger consideration. In no event will Peoples, Penseco or the exchange agent be liable to any former Penseco shareholder for any amount paid in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law.

Penseco shareholders are urged to carefully read the information set forth under the caption “Proposal: The Merger—Material U.S. Federal Income Tax Consequences” and to consult their tax advisors for a full understanding of the merger’s tax consequences to them.

Effective time

Subject to the provisions of the merger agreement, the articles of merger shall be duly prepared, executed and delivered for filing with the Pennsylvania Department of State on the closing date of the merger. The merger shall become effective at such time, on such date, as the articles of merger are filed with the Pennsylvania Department of State, or at such date and time as may be specified in the articles of merger. See “Proposal: The Merger—Terms of the Merger—Conditions to the Merger” and “Proposal: The Merger—Terms of the Merger—Regulatory Approvals”.

Representations and Warranties

The merger agreement contains customary representations and warranties relating to, among other things, the following:

•	Organization of Peoples and Penseco and their respective subsidiaries;

•	Capital structures of Peoples and Penseco;

•	Due authorization, execution, delivery, performance, and enforceability of the merger agreement;

•	Receipt of consents or approvals of governmental entities or third parties necessary to complete the merger;

•	Preparation of regulatory reports and financial statements consistent with generally accepted accounting principles;

•	Filing of tax returns and payment of taxes;

•	Absence of a material adverse effect (as defined in the merger agreement) since December 31, 2012, for either Peoples or Penseco;

•	Material contracts;

•	Quality of title to assets and properties;

•	Maintenance of adequate insurance;

•	Absence of undisclosed material pending or threatened litigation

•	Compliance with applicable laws and regulations;

•	Employee and employee benefit plans;

•	Brokers, finders and financial advisors;

•	Environmental matters;

•	Allowance for loan losses;

•	Absence of certain related party transactions;

•	Validity and binding nature of loans reflected as assets in the financial statements of Peoples and Penseco;

•	Accuracy and compliance of information contained in documents filed with the SEC and other federal or state regulatory authorities and the timeliness of the filings;

•

Peoples, Peoples Neighborhood Bank, Penseco, and Penn Security Bank and Trust Company being “well capitalized” within the meaning of the Federal Reserve Board, FDIC, and Pennsylvania Department of Banking and Securities regulations, as applicable;

•	Quality of investment securities;

•	Absence of certain equity plans and agreements granting equity securities in Penseco and Peoples or their subsidiaries or granting options or warrants for Penseco and Peoples or their subsidiaries;

•	Fiduciary accounts;

•	Receipt of a fairness opinion from Peoples’ and Penseco’s financial advisors;

•	Intellectual property;

•	State anti-takeover laws; and

•	Quality of representations.

Conduct of Business Pending Merger

In the merger agreement, Peoples and Penseco each agreed to use their best efforts to preserve their business organizations intact, to maintain good relationships with employees, and to preserve the goodwill of customers and others with whom they do business. In addition, they agreed to conduct their business and to engage in transactions only in the ordinary course of business consistent with past practice and policies, except as otherwise required by the merger agreement.

Peoples and Penseco also agreed in the merger agreement that they will not do any of the following and will not permit any of their subsidiaries to do any of the following, except as contemplated by the merger agreement or as consented to by the other party:

•	Amend or change any provision of its articles of incorporation or bylaws;

•

Change the number of authorized or issued shares of Peoples and Penseco capital stock or issue any shares except that Peoples may issue shares of Peoples common stock upon the valid exercise of presently outstanding options to acquire Peoples common stock;

•

Issue or grant any option (except in accordance with past practice under their benefit plans), warrant, call, commitment, subscription, right or agreement of any character relating to their authorized or issued capital stock or any securities convertible into shares of such stock, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except in accordance with past practice. Provided however, Peoples and Penseco in accordance with applicable law may continue to pay regular quarterly cash dividends of $0.23 per share and $0.42 per share, respectively in accordance and consistent with past practice;

•	Grant any severance or termination pay to, or, enter into any new or amend any existing employment agreement with any employee, officer, or director, except in accordance with applicable law;

•

Increase the compensation of, any employee, officer or director except that (A) Peoples and Penseco may pay salary increases consistent with past practice in such amounts not in excess of five percent (5%) in the aggregate for all employees, officers and directors, (B) Peoples and Penseco may pay retention bonuses in an aggregate amount not to exceed $250,000 to such employees whose services are desired in connection with transition activities, and (C) Peoples and Penseco may pay their annual bonuses prior to closing in accordance with their customary and normal practices, but in no event to exceed the aggregate and individual amounts paid for the year 2012 by seven percent (7%);

•	Merge or consolidate any subsidiary with any other corporation; sell or lease all or any substantial portion of its assets or business;

•

Make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with the collection of any loan or credit arrangement;

•	Enter into a purchase and assumption transaction with respect to deposits and liabilities;

•	Permit the revocation or surrender by any subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office;

•	Sell or otherwise dispose of any capital stock;

•

Make any sale, assignment, transfer, pledge, hypothecation or other disposition of, or incurrence of any lien with respect to, any assets having a book or market value, in excess of $100,000, other than pledges of assets to secure Federal Home Loan Bank advances, customer repurchase agreements, or government deposits, sales of assets received in satisfaction of debts previously contracted in the normal course of business, or sale of any security for its investment portfolio, in each case, in the ordinary course of business and consistent with past practice;

•

Take any action which would result in any of its representations and warranties set forth in the merger agreement becoming untrue, or in any of the conditions to close not being satisfied, except in each case as may be required by applicable law;

•	Change any method, practice or principle of accounting or tax accounting, except as may be required from time to time by GAAP or any governmental entity;

•

Waive, release, grant or transfer any rights of value or modify or change in any material respect any existing material agreement to which it or any subsidiary is a party, other than in the ordinary course of business consistent with past practice;

•

Implement any new pension, retirement, profit sharing, bonus, welfare benefit or similar plan or arrangement, or, materially amend any existing plan or arrangement, except in accordance with applicable law;

•	Purchase any security for its investment portfolio other than in the ordinary course of business and consistent with past practice;

•

Amend or otherwise modify the underwriting and other lending guidelines and policies or otherwise fail to conduct its lending activities in the ordinary course of business consistent with past practice;

•

Enter into, renew, extend or modify any other transaction with any affiliate, except in the ordinary course of business and which are in compliance with the requirements of applicable laws and regulations;

•	Change deposit or loan rates other than in the ordinary course of business consistent with past practice;

•	Enter into any interest rate swap, floor or cap or similar commitment, agreement or arrangement, except in the ordinary course of business consistent with past practice;

•	Take any action that would give rise to a right of a continuing payment to any individual under any agreement;

•

Take any action or knowingly fail to take any action, which action or failure to act could reasonably be expected to preclude the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; or

•	Make, change or revoke any material tax election or enter into any material agreement or arrangement with respect to taxes.

Peoples and Penseco each also agree to:

•	Provide the other with reasonable access to its properties, assets, books, and records, personnel subject to certain confidentiality provisions and limitations;

•

Prepare and provide accurate information for this proxy statement/prospectus and various regulatory filings, including the registration statement filed with the Securities and Exchange Commission by Peoples covering the securities to be issued in this merger;

•

Cooperate with each other and use their reasonable best efforts to promptly obtain and comply with all governmental approvals required for the merger, provided that such efforts do not require it to take any action that would reasonably be expected to have a material adverse effect, as defined in the merger agreement;

•	Use their reasonable best efforts to take all action necessary or desirable to permit completion of the merger as soon as practicable;

•	Not to take, or cause, or to the best of its ability permit to be taken, any action that would substantially impair the prospects of completing the merger;

•

Advise the other of any change or event having a material adverse effect on it (as defined in the merger agreement) or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, or covenants set forth in the merger agreement;

•

Cause one or more of its designated representatives to confer on a weekly or such other basis as mutually determined, regarding their financial condition, operations and business and matters relating to the completion of the transactions contemplated by the merger agreement;

•	Provide each other a copy of the minutes of any meeting of the board of directors or any subsidiary or committee;

•	Provide to the other a consolidated balance sheet and statement of operations for the each month, quarter, and for fiscal year;

•	Provide to the other party, investment, loan, deposit and borrowing information, in account and deposit level detail;

•

Provide to the other party a written list of (i) all loans classified by it or any regulatory authority as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List,” or any other classification of similar import (ii) all commercial and mortgage loans classified as “non-accrual,” and (iii) all commercial loans classified as “in substance foreclosed;”

•	Permit the other, at its own expense, to cause a “Phase I Environmental Audit” to be performed at any physical location owned or occupied by the other party or any of its subsidiaries;

•

Take all action necessary to properly call, convene and hold a special meeting of its shareholders to consider and vote upon a proposal to approve and adopt the merger agreement and the transactions contemplated thereby, and in the case of Peoples, approve and adopt the amended and restated articles of incorporation;

•

Recommend that its shareholders approve and adopt the merger agreement and the transactions contemplated thereby and in the case of Peoples the amendment and restatement of the articles of incorporation and not withdraw, modify or change in any manner adverse to the other party hereto such favorable recommendation. However, either Penseco or Peoples may withdraw, modify or qualify such recommendation if it determines, in good faith after consultation with its legal and financial advisers, that the failure to do so may constitute a breach of its fiduciary duties;

•

Cooperate in the preparation and distribution of any press release related to the merger agreement and the transactions contemplated thereby, and any other public disclosures. However, nothing shall prohibit either party from making any disclosure which its counsel deems necessary under applicable law, or either party from making any disclosure necessary to fulfill its obligations under the Securities Exchange Act of 1934, as amended;

•

Maintain, and cause its subsidiaries to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of its properties and the nature of its business;

•

Maintain, and cause its subsidiaries to maintain, books of account and records in accordance with GAAP applied on a basis consistent with those principles used in preparing the financial statements heretofore delivered in accordance with the merger agreement; and

•

Timely file all federal, state, and local tax returns required to be filed by it or its respective subsidiaries and timely pay all taxes due, and terminate all tax sharing agreements or arrangements among it and its subsidiaries as of the effective time of the merger.

Indemnification and Insurance

Peoples and Penseco agree to cooperate and use their best efforts to indemnify certain individuals to the extent permitted by Pennsylvania law and their respective articles of incorporation and bylaws. Whether asserted or arising before or after the effective time of the merger, Peoples and Penseco will indemnify former and current directors and officers of Peoples and Penseco and their respective subsidiaries as well as those who become directors and officers of Peoples or Penseco or their respective subsidiaries prior to the effective time of the merger. Indemnification rights will be triggered if an eligible officer or director is made part of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to:

(1)	The fact that the person is or was a director, officer, or employee of Peoples or Penseco, any of their respective subsidiaries, or any of their respective predecessors; or

(2)	The merger agreement or any of the transactions contemplated thereby.

On or after the effective time of the merger, Peoples will indemnify, defend, and hold harmless all prior and then-existing directors, officers and employees of Peoples, Penseco and their respective subsidiaries against:

(1)	All losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement (with the prior approval of Peoples) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, the fact that the person is or was a director, officer, or employee of Peoples, Penseco or their respective subsidiaries, whether pertaining to any matter existing or occurring at or prior to the effective time of the merger and whether asserted or claimed prior to, or at or after, the effective time of the merger; and

(2)	All of the indemnified liabilities identified in paragraph (1) immediately above based in whole or in part on, or arising in whole or in part out of, or pertaining to the merger agreement or the transactions contemplated thereby, to the same extent as an officer, director, or employee may be indemnified by Peoples or its subsidiaries, as the case may be, as of June 28, 2013.

The above indemnification rights include the right to advancement of expenses; however, no officer, director, or employee may be indemnified by Peoples if indemnification is prohibited by applicable law.

For six (6) years after the effective time of the merger, subject to certain limitations, Peoples will maintain a directors’ and officers’ liability insurance policy providing coverage amounts not less than the coverage amounts provided under the Penseco directors’ and officers’ liability insurance policy, on terms generally no less favorable and covering persons who are currently covered by the Penseco insurance policies.

No Solicitations of Other Transactions

So long as the merger agreement remains in effect, Penseco and Peoples shall not and shall not authorize or permit any of their directors, officers, employees or agents, to directly or indirectly:

(1)	solicit, initiate or encourage any inquiries relating to, or the making of any proposal which relates to, an acquisition proposal (as defined in the merger agreement);

(2)	recommend or endorse an acquisition proposal;

(3)	participate in any discussions or negotiations regarding an acquisition proposal;

(4)	provide any third party with any nonpublic information in connection with any acquisition proposal; or

(5)	enter into an agreement with any other party with respect to an acquisition proposal.

Penseco and Peoples will notify each other if any inquiries or proposals relating to an acquisition proposal are received or any such negotiations or discussions are sought to be initiated or continued.

Notwithstanding the foregoing, the board of directors of Penseco or Peoples may respond to, in a manner it deems appropriate, recommend or endorse, participate in any discussions, provide any third party with nonpublic information, or enter into an agreement regarding, unsolicited inquiries relating to an acquisition proposal, in each case, if the respective board of directors shall have determined, in good faith after consultation with its legal and financial advisors, that the failure to do so may constitute a breach of their fiduciary duties. Nothing contained in the merger agreement shall prevent Penseco and Peoples, and their respective boards of directors, from complying with Rule 14d-9 and Rule 14e-2 under the Securities Exchange Act of 1934, as amended, with respect to an acquisition proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under the merger agreement.

Dividends and Authorization to Pay Dividends

Prior to the effective time of the merger, Penseco and Peoples will coordinate the declaration, payment and record dates of any regular quarterly dividends so that holders of Penseco common stock do not receive two dividends, or fail to receive one dividend, for any quarter.

For five (5) years after the effective time of the merger, Peoples will continue to pay a quarterly cash dividend in an amount no less than $0.31 per share, provided sufficient funds are legally available and that Peoples and Peoples Security Bank and Trust Company remain “well-capitalized” in accordance with applicable regulatory guidelines, unless the board of directors of Peoples determines otherwise in accordance with its fiduciary duties upon the approval of at least 80% of the directors.

Corporate and Bank Name Following Merger

For three years after the merger, Peoples will not change the corporate name from “Peoples Financial Services Corp.” unless the board of directors of Peoples shall determine otherwise upon approval of at least 80% of the directors.

For three (3) years after the effective time of the merger, the surviving bank will be named “Peoples Security Bank and Trust Company” and will not change its name unless the board of directors of Peoples and the bank determine otherwise upon approval of at least 80% of the directors of each entity.

Nasdaq Listing

Peoples and Penseco will use their commercially reasonable best efforts to list Peoples common stock on the Nasdaq Global Market at or as soon as reasonably practical after the effective time of the merger, unless the board of directors of Peoples determines otherwise upon the approval of at least 80% of the directors.

Headquarters and Operations Locations

For three (3) years after the effective time of the merger:

(1)	the headquarters of Peoples and Peoples Security Bank and Trust Company will be located in Scranton, Pennsylvania;

(2)	the deposit operations and data processing of Peoples and Peoples Security Bank and Trust Company will be located in Hallstead, Pennsylvania; and

(3)	the loan operations of Peoples and Peoples Security Bank and Trust Company will be located in Scranton, Pennsylvania;

unless the board of directors of Peoples and Peoples Security Bank and Trust Company determine otherwise upon the approval of at least 80% of the directors of each entity.

Dividend Reinvestment Plan

Prior to the effective time of the merger, Penseco will suspend the acceptance of dividends and other contributions of participants in its dividend reinvestment plan, terminate the dividend reinvestment plan and distribute all shares of Penseco common stock and the value of all cash held in participant’s plan accounts in accordance with the terms of the dividend reinvestment plan. Prior to the effective time of the merger, Peoples will suspend the acceptance of dividends and other contributions of participants in its dividend reinvestment plan until the effective time of the merger.

Conditions to Merger

Peoples’ and Penseco’s obligations to complete the merger are subject to the satisfaction of various conditions at or prior to the closing date of the merger, including the following:

•	Peoples’ and Penseco’s shareholders must approve and adopt the merger agreement and Peoples’ shareholders must approve the amendment and restatement of the articles of incorporation;

•

The representations and warranties of each party to the merger agreement must be true and correct as of June 28, 2013, and as of the closing date of the merger except as to any representation or warranty where the breach would not constitute a material adverse effect (as defined in the merger agreement) on Peoples or Penseco;

•	All obligations required to be performed by each party under the merger agreement have been performed in all material respects at or prior to the closing date of the merger;

•	All requisite approvals and consents must be obtained and any related regulatory waiting periods must have expired;

•

There must be no order, decree, or injunction in effect preventing the completion of the transactions contemplated by the merger agreement, and no statute, rule, regulation, order, injunction or decree which prohibits or makes illegal the completion the merger;

•	The registration statement must be effective and any required approvals of state securities agencies must have been obtained;

•

Opinions from Peoples’ and Penseco’s respective special legal counsels that the merger will be treated as a reorganization within the meaning of section 368(a) of the Internal Revenue Code have been received. See “Terms of the Merger –Material U.S. Federal Income Tax Consequences”;

•

All consents and authorizations of landlords and other third parties that are necessary to permit the merger to be consummated without the violation of any lease or other material agreement must have been received;

•	The holders of no more than 7% of Peoples’ or Penseco’s respective issued and outstanding shares seek to perfect dissenters’ appraisal rights; and

•

No change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent, or otherwise), operations, business prospects, liquidity, income or financial condition of Peoples and Penseco or either’s subsidiaries, which has had or would reasonably be likely to have, individually or in the aggregate, a material adverse effect (as defined in the merger agreement) must have occurred.

Under the terms of the merger agreement, a “material adverse effect” means any state of facts, change, circumstance, event, condition, occurrence, action, or omission that:

(1)	has or would be reasonably expected to have a material adverse effect on the business, financial condition, results of operations, or business prospects of Penseco or Peoples including but not limited to the entry by Penseco or Peoples, into a regulatory agreement, or

(2)	materially impairs the ability of such party or its subsidiary to consummate the transactions contemplated by the merger agreement on a timely basis, other than, in each case, any change, circumstance, event or effect relating to:

(a)	changes in general economic or political conditions affecting banking institutions generally, including, but not limited to, changes in interest rates, but not if such changes disproportionally affect Penseco or Peoples when compared to other banking institutions;

(b)	any change in GAAP or applicable law that does not disproportionately affect such party and its subsidiaries taken as a whole relative to other participants (including the other party hereto) in the industry;

(c)	any action or omission of a party (or any of its subsidiaries) taken pursuant to the terms of the merger agreement or taken or omitted to be taken with the express written permission of the other party;

(d)	any effect with respect to a party hereto caused, in whole or in substantial part, by the other party;

(e)	reasonable expenses, including expenses associated with the retention of legal, financial, or other advisors, incurred by Penseco or Peoples in connection with the negotiation, execution and delivery of the merger agreement and the consummation of the transactions contemplated hereby; and

(f)	any act of terrorism, war (whether or not declared), national disaster or any national or international calamity affecting the United States that does not disproportionately affect such party and its subsidiaries, taken as a whole, relative to other participants in the industry, in the United States (including the other party hereto).

Except for the requirements of Peoples and Penseco shareholder approval; regulatory approvals; and the absence of any order, decree, or injunction preventing the transactions contemplated by the merger agreement, Peoples and Penseco each may waive each of the conditions described above in the manner and to the extent described in “Proposal: The Merger—Terms of the Merger—Amendment; Waiver”.

Amendment; Waiver

Subject to applicable law, at any time prior to the consummation of the transactions contemplated by the merger agreement, Peoples and Penseco may:

(1)	amend the merger agreement;

(2)	extend the time for the performance of any of the obligations or other acts of either Peoples or Penseco;

(3)	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

(4)	waive compliance with any of the agreements or conditions contained in the provisions of the merger agreement relating to the covenants of Peoples and Penseco between June 28, 2013, and the closing date of the merger and relating to the conditions to closing.

However, any amendment, extension or waiver granted or executed after shareholders of Penseco or Peoples have approved the merger agreement cannot modify either the amount or the form of the consideration to be provided to holders of Penseco common stock upon consummation of the merger or otherwise materially adversely affect the shareholders of Penseco or Peoples without the approval of the shareholders who would be so affected.

Termination

The merger agreement may be terminated on or at any time prior to the closing date of the merger:

(1)	by the mutual written consent of Peoples and Penseco;

(2)	by Peoples or Penseco:

(a)	if the merger has not occurred on or before March 31, 2014, unless the failure of the merger to occur is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements required by the merger agreement;

(b)	if any governmental agency issues a final unappealable administrative order which would not permit satisfaction of the conditions to the merger under the merger agreement, unless it is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements required by the merger agreement;

(3)	by Penseco if Peoples has, or by Peoples if Penseco has, in any material respect, breached (i) any material covenant contained in the merger agreement or (ii) any representation or warranty contained in the merger agreement, which would have a material adverse effect (as defined in the merger agreement) on the nonbreaching party, and such breach has not been substantially cured by the earlier of 30 days after the written notice of the breach is given to the breaching party or the effective time of the merger unless the breach no longer causes a material adverse effect;

(4)	by either party if its shareholders did not approved the merger agreement at its special meeting unless prior to such shareholder vote, the board of directors of the party whose shareholders failed to approve the merger agreement withdrew, modified or changed in a manner adverse to the other party its approval or recommendation of the merger agreement; or

(5)	by either party, subject to certain conditions, if its board of directors shall have determined in good faith after consultation with its legal and financial advisers, taking into account, all relevant factors, that failure to agree to or endorse another acquisition proposal and terminate the merger agreement may constitute a breach of their fiduciary duties. However, the merger agreement may only be terminated after giving notice to the other party and negotiating with the other party in good faith to make adjustments to the merger agreement;

(6)	By Penseco, if at any time during the five (5) business day period commencing with the determination date (the later date of either the date the last regulatory approval is obtained or the date of the Peoples special meeting of shareholders), if both of the following conditions are satisfied:

(a)

the average daily high bid and low ask quotations for Peoples common stock as reported on the OTCQB market place for 20 consecutive trading days ending on and including the 10th day prior to the determination date shall be less than $26.175; and

(b)

(A) the number obtained by dividing the average daily high bid and low ask quotations for Peoples common stock as reported on the OTCQB market place for 20 consecutive trading days ending on and including the 10th day prior to the determination date is less than (B) the number obtained by dividing closing price of the Nasdaq Bank Index as of the determination date by the closing price of the Nasdaq Bank Index as of June 28, 2013, minus 0.25.

If the merger is terminated pursuant the merger agreement, the merger agreement will be void except for provisions relating to the confidentiality of information furnished to either Peoples or Penseco during the course of the merger and provisions relating to the expenses associated with the merger. There will be no further liability on the part of Peoples or Penseco to the other, except for any liability arising out of any uncured willful material breach of any covenant or other agreement contained in the merger agreement or any fraudulent breach of a representation or warranty.

Expenses

Except as described below, each party will bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by the merger agreement, including fees and expenses of its own financial consultants, accountants and counsel.

However, if the merger agreement is terminated as a result of any breach of a representation, warranty, covenant, or other agreement of Peoples or Penseco, the non-terminating party will be liable to the other for actual out-of-pocket costs and expenses, including the reasonable fees and expenses of financial consultants, accountants, and legal counsel, incurred by the other party up to a maximum amount of $600,000. The payment of expenses will be the exclusive remedy and upon delivery of such payment, the non-terminating party will have no further obligations to the terminating party pursuant to the merger agreement.

Termination Fee

If either party fails to complete the merger after the occurrence of one of the following events, and the other party is not in material breach of the merger agreement, the party failing to complete the merger will pay the other party a fee of $3,700,000:

(1)	a party concludes in good faith, after consultation with its legal and financial advisers, that it must agree to or endorse an acquisition proposal (as defined in the merger agreement) and terminate the merger agreement in order to comply with its fiduciary responsibilities;

(2)	another person enters into an agreement, letter of intent, or memorandum of understanding with a party which relates to an acquisition proposal;

(3)	a party authorizes, recommends or publicly proposes, or publicly announces an intention to authorize, recommend, or propose an agreement to enter into an acquisition proposal;

(4)	a party’s shareholders fail to approve the merger agreement, or the special meeting of shareholders is cancelled, if prior to the shareholder vote or cancellation:

(a)	a party recommends that its shareholders approve or accept an acquisition proposal with any other person; or

(b)	a party fails to call, give notice of, convene and hold a special meeting of shareholders; or

(5)	a party’s shareholders fail to approve the merger agreement or the special meeting of shareholders is cancelled, if prior to the shareholder vote or cancellation any person, publicly announces its intention to make an acquisition proposal of that party and has not publicly withdrawn the announcement at least thirty (30) days prior to the meeting of shareholders and within twelve (12) months after such event the party enters into any term sheet, letter of intent, agreement or similar type agreement with such person which relates to an acquisition proposal; or

Regulatory Approvals

Completion of the transaction is subject to the prior receipt of all consents or approvals of federal and state regulatory authorities required to complete the merger of Peoples and Penseco. As of the date of this joint proxy statement/prospectus, appropriate applications for approval have been or will be filed with the appropriate regulatory authorities. Peoples and Penseco have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transaction. Approvals must be obtained from the Board of Governors of the Federal Reserve System; the Federal Deposit Insurance Corporation, the primary federal regulator of state-chartered banks that are not members of the Federal Reserve System; and from the Pennsylvania Department of Banking and Securities, the primary regulator of Pennsylvania-chartered deposit-taking institutions. The merger cannot proceed in the absence of the required regulatory approvals.

Management After the Merger

At the effective time of the merger, the total number of persons serving on the board of directors of Peoples and Peoples Security Bank and Trust Company shall be increased to fourteen (14). Six (6) of the fourteen (14) persons to serve initially on the board of directors of Peoples at the effective time of the merger will be appointed by the Peoples board of directors and eight (8) of the fourteen (14) persons will be appointed by the Penseco board of directors from among the current directors of Peoples and Penseco, respectively, who, except for executive officers, are independent directors as determined in accordance with Nasdaq Stock Market Marketplace Rules and who meet the eligibility requirements under the Peoples bylaws, as amended. The directors from each of Peoples and Penseco shall be evenly distributed as close as possible among the three (3) classes of Peoples with two (2) classes having five (5) directors and one (1) class having four (4) directors each to serve until their successors are duly elected and qualified in accordance with applicable law, the articles of incorporation, and the bylaws of Peoples, as amended.

For each of the 2014, 2015 and 2016 annual meetings of shareholders of Peoples, director nominees shall be selected, or recommended for the board of directors’ selection, by a nominating committee comprised solely of independent directors. During this three year period, director nominees will be selected and nominated as follows: With respect to each directorship held by an incumbent director formerly affiliated with Penseco, as sub-committee of the nominating committee composed entirely of former Penseco directors will select a director nominee who, except for executive officers, will be an independent director (as determined in accordance with Nasdaq rules) and will satisfy the eligibility requirements set forth in Peoples bylaws. With respect to each directorship held by an incumbent director formerly affiliated with Peoples prior to the merger, as sub-committee of the nominating committee composed entirely of former directors who serve on the Peoples board of directors prior to the merger will select a director nominee who, except for executive officers, will be an independent director (as determined in accordance with Nasdaq rules) and will satisfy the eligibility requirements set forth in Peoples bylaws. This procedure for director nominations may be modified by a vote of at least 80% of the Peoples board of directors following the merger.

For three (3) years immediately following the effective time of the merger, directors formerly of Peoples and Penseco will have pro rata representation on all committees of Peoples and its subsidiaries based upon the representative number of directors of each party on the board of directors as described above, unless the board of directors of Peoples, will determine otherwise upon the approval of at least 80% of the board of directors of Peoples.

William E. Aubrey, II will be the Chairman of the Board of Peoples and, provided Mr. Aubrey remains a member of the board of directors of Peoples, Peoples board of directors will continue to elect Mr. Aubrey at each organizational meeting of directors as Chairman until the 2017 Annual Meeting of Shareholders of Peoples unless the board of directors of Peoples shall determine otherwise upon the approval of at least 80% of the board of directors. On the effective time of the merger, the following shall be among the executive officers of Peoples:

(A)	Craig W. Best—President and Chief Executive Officer

(B)	Scott A. Seasock—Chief Financial Officer

(C)	Debra E. Dissinger—Chief Operating Officer

For more information, see “Proposal: The Merger—Interests of Directors, Officers, and Others in the Merger”.

Employment; Severance

Peoples will use its best efforts to continue the employment of all current employees in positions that will contribute to the successful performance of the combined organization. Subject to execution of a customary form of release, Peoples agrees to provide severance pay to any full-time, active employee of Peoples Security Bank and Trust Company whose employment is terminated within one (1) year after the effective time as a result of the merger.

The severance pay will be made if (1) the employee’s position is eliminated or (2) the employee is not offered comparable employment (i.e., a position of generally similar job description, responsibilities, and pay and where the employee is not required to commute more than thirty (30) miles more than the employee’s present commute). Peoples will not pay severance pay to any employee (1) who is being paid under an existing employment or change in control agreement, (2) whose employment is terminated for cause, or (3) who voluntarily leaves employment prior to the effective time of the merger.

The severance pay will be equal two (2) weeks’ pay for each full year of continuous service with a minimum severance benefit of four (4) weeks’ pay and a maximum severance benefit of twenty-six (26) weeks’ pay. Terminated employees will have the right to continue coverage under COBRA. During the severance payment term or until the employee is enrolled in another health plan, whichever occurs first, Peoples Security Bank and Trust Company will continue to pay the employer’s share of medical benefits, provided that COBRA coverage shall run concurrently with the period that Peoples or its subsidiaries pay the employer’s share of health coverage. Employees are not third party beneficiaries of these commitments.

Employee Benefits

Peoples and Penseco shall, before or promptly after the effective time of the merger, review all benefit plans of Penn Security Bank and Trust Company and Peoples Neighborhood Bank in order to establish the benefit plans to be made available to employees after the effective time of the merger. Peoples will:

(1)	provide its employees credit for all years of service with Peoples or Penseco or any of their subsidiaries and predecessors for the purpose of eligibility and vesting and provide employees credit for all years of service for benefit accrual for the Penseco or Peoples benefit plans;

(2)	cause any and all pre-existing condition limitations and eligibility waiting periods under group health plans to be waived with respect to their employees who remain as employees of Peoples or its subsidiaries (and their eligible dependents); and

(3)	cause to be credited any deductibles incurred by employees and their beneficiaries and dependents during the portion of the calendar year prior to their participation in the new benefit plans.

Peoples and Penseco and their subsidiaries agree to honor all vested or accrued benefit obligations to, and contractual rights of their current and former employees, including any benefits or rights arising as a result of the transactions contemplated by the merger agreement (either alone or in combination with any other event). In order to accomplish the foregoing, Peoples or its subsidiary and Penseco or its subsidiary may amend, freeze, merge or terminate any benefit plan of Peoples Neighborhood Bank, Peoples, Penseco, or Penn Security Bank and Trust Company, respectively.

Interests of Directors, Officers, and Others in the Merger

Certain members of Peoples’ and Penseco’s management and board of directors may have interests in the transaction in addition to their interests as Peoples or Penseco shareholders, respectively. The Peoples and Penseco boards of directors were aware of these factors and considered them, among other matters in approving the merger agreement.

Share Ownership

As of [—], 2013, the record date for the special meetings of Peoples and Penseco shareholders:

1. The directors and executive officers of Peoples may be deemed to be the beneficial owners of [—] shares, representing [—]% of the outstanding shares of Peoples common stock.

2. The directors and executive officers of Penseco may be deemed to be the beneficial owners of 348,304 shares, representing 10.6% of the outstanding shares of Penseco common stock.

3. Peoples and the directors and executive officers of Peoples may be deemed to be the beneficial owners of 10,513 shares, representing 0.32% of the outstanding shares of Penseco common stock.

Shares of Penseco common stock held by Peoples will be cancelled as of the effective time of the merger.

Board Positions and Compensation

Upon completion of the merger, six (6) of the fourteen (14) persons to serve initially on the board of directors of Peoples at the effective time shall be appointed by the Peoples board of directors and eight (8) of the fourteen (14) persons shall be appointed by the Penseco board of directors. Each person who serves as a director of Peoples will be compensated in accordance with the policies of Peoples.

The following directors of Peoples are expected to continue as directors of Peoples on the effective time of the transaction: William E. Aubrey II, Ronald G. Kukuchka, Richard S. Lochen, Jr., George H. Stover, Jr., Earle A. Wootton, and Joseph T. Wright, Jr. The following directors of Penseco are expected to become directors of Peoples on the effective time of the transaction: Craig W. Best, Joseph G. Cesare, James G. Keisling, P. Frank Kozik, Robert W. Naismith, James B. Nicholas, Emily S. Perry, and Steven L. Weinberger.

For more information, see “Proposal—The Merger—Terms of the Merger—Management After the Merger.”

Management Positions

On the effective time of the merger, the following persons are expected to be the executive officers of Peoples:

•	Craig W. Best—President and Chief Executive Officer

•	Scott A. Seasock—Chief Financial Officer

•	Debra E. Dissinger—Chief Operating Officer

•	Michael L. Jake—Chief Risk Officer

•	Thomas P. Tulaney—Chief Lending Officer

•	Greg D. Misterman—Chief Credit Officer

•	Lynn M. Peters Thiel—Chief Retail Officer—South

•	Joseph M. Ferretti—Co-Chief Lending Officer—North

Each executive officer of Peoples shall hold office until his or her successor is appointed and qualified or otherwise in accordance with applicable law, the articles of incorporation, and the bylaws of Peoples, and such person’s respective employment agreement.

Severance Agreements/Payments

Messrs. Dakey, Seasock, and Ferretti are parties to respective supplemental executive retirement plans pursuant to which Peoples Neighborhood Bank shall pay each the actuarially equivalent to his retirement benefit under the plan within ten days of a change in control. Mr. Joseph M. Ferretti will be offered a new employment agreement which will provide for a retention bonus. Mr. Dakey’s whose employment will be terminated and, in connection therewith, he will receive a lump sum amount equal to 2.99 times his base amount as defined by Internal Revenue Code Section 280G(b)(3) pursuant to his employment agreement.

The Peoples directors will become fully vested, if not already, in the Peoples Director Retirement Plan.

Consulting Agreement

Alan Dakey is expected to enter into a consulting agreement wherein he will assist with the integration of Penn Security Bank and Trust Company into Peoples Neighborhood Bank for a six month period following the merger for which he will be paid $95,000.

Summary of Peoples Golden Parachute Arrangements

The following table sets forth the aggregate dollar value of the various elements of compensation that each named executive officer of Peoples and Penseco would receive that is based on or otherwise relates to the merger, assuming the following:

•	the merger closed on June 30, 2013, the last practicable date prior to the date of these materials, and

•	Messrs. Scott A. Seasock, Debra E. Dissinger, and Joseph M. Ferretti remain in the employ of Peoples post closing.

Any changes in these assumptions or estimates would affect the amounts shown in the following table.

Golden Parachute Compensation for the Named Executive Officers of Peoples Financial Services Corp.

Name	Cash ($) (1)	Equity ($)	Pension/ NQDC ($) (2)	Perquisites/ Benefits ($) (3)	Tax Reimbursements ($)	Other ($) (4)	Total ($)
Alan W.Dakey	425,367	—	227,915	15,138	—	—	668,420
Scott A. Seasock	—	—	151,943	—	—	—	151,943
Debra E. Dissinger	—	—	213,174	—	—	—	213,174
Joseph M. Ferretti	—	—	227,915	—	—	153,622	381,537

(1)	The amounts listed in this column represent the “double trigger” change in control severance payments which may be made under the named executive officer’s respective employment agreements. The payments will only be made to each respective named executive officer (i) should the named executive officer terminate employment after a change in control for good reason (as defined in the employment agreement) provided that within one hundred twenty days of the “good reason” occurrence the executive provides Peoples with thirty (30) days’ notice to cure and Peoples fails to cure the occurrence or (ii) the named executive officer is terminated without cause (as defined in the employment agreement). The employment agreements contain gross-down provisions.
(2)	The named executive officers’ benefits under their supplemental executive retirement plans will fully vest upon a change in control. This is considered a single-trigger arrangement. The amount listed in this column sets forth the amount which Messrs. Dakey, Seasock, and Ferretti will receive within ten days of the change in control. Of the $227,915, Mr. Dakey will receive $50,198 was previously vested; of the $151,943, Mr. Seasock will receive $5,880 was previously vested; of the $227,915, Mr. Ferretti will receive $7,483 was previously vested. The amount listed in this column for Ms. Dissinger represents the present value of Ms. Dissinger’s benefit of $20,000 per year for 15 years beginning after she reaches age 65. Of the $213,174, $91,206 was previously vested.
(3)	The amounts listed in this column represent the approximate costs of providing health care benefits to the named executive officer under the respective employment agreement assuming that that named executive officer was involuntarily terminated without cause or the executive terminated employment for good reason. The amounts listed were determined using the assumptions used for financial reporting purposes under generally accepted accounting principles. The payments under this column are considered “double-trigger” payments.
(4)	Under the agreement which will be provided to Mr. Ferretti, he will be offered a retention bonus equal to $153,622 payable over three years.

Employment Agreements

Pursuant to Mr. Dakey’s employment agreement, in the event that after a change in control he is terminated without cause or terminates his employment for good reason as hereinafter defined, he will be entitled to a lump sum amount equal to 2.99 times his base amount as defined by Internal Revenue Code Section 280G(b)(3). Good reason is defined as a reduction in title or a reduction in responsibilities or authority or assignment of duties inconsistent with his position; a reassignment which requires the named executive officer to move his principal residence; any removal of the named executive officer from office or any adverse change in the terms and conditions of his employment except for a termination for cause as defined in the employment agreement; any reduction in his annual base salary; any failure of Peoples to provide him with benefits at least as favorable as those enjoyed under the pension, life insurance, medical, health, accident, disability or Peoples other employee benefit plans unless such reduction is part of a reduction for all employees; material change in the legal relationship between Peoples and Peoples Neighborhood Bank; or any material breach of the employment agreement by Peoples or Peoples Neighborhood Bank. Mr. Dakey would also be entitled to a continuation of group health insurance benefits for one year following the termination of his employment.

Pursuant to Mr. Seasock’s employment agreement, in the event that after a change in control he is terminated without cause or terminates his employment for good reason as hereinafter defined, he will be entitled to a lump sum amount equal to 2.0 times his Annual Base Salary. Good reason is defined as a reduction in title or a reduction in responsibilities or authority or assignment of duties inconsistent with his position; a reassignment which requires the named executive officer to move his principal residence; any removal of the named executive officer from office or any adverse change in the terms and conditions of his employment except for a termination for cause as defined in the employment agreement; any reduction in his annual base salary; any failure of Peoples to provide him with benefits at least as favorable as those enjoyed under the pension, life insurance, medical, health, accident, disability or Peoples other employee benefit plans unless such reduction is part of a reduction for all employees; material change in the legal relationship between Peoples and Peoples Neighborhood Bank; or any material breach of the employment agreement by Peoples or Peoples Neighborhood Bank. Mr. Seasock would also be entitled to a continuation of group health insurance benefits for two years following the termination of his employment.

Pursuant to Mr. Ferretti’s employment agreement, in the event that after a change in control he is terminated without cause or terminates his employment for good reason as hereinafter defined, he will be entitled to a lump sum amount equal to 2.0 times his Annual Base Salary. Good reason is defined as a reduction in title or a reduction in responsibilities or authority or assignment of duties inconsistent with his position; a reassignment which requires the named executive officer to move his principal residence; any removal of the named executive officer from office or any adverse change in the terms and conditions of his employment except for a termination for cause as defined in the employment agreement; any reduction in his annual base salary; any failure of Peoples to provide him with benefits at least as favorable as those enjoyed under the pension, life insurance, medical, health, accident, disability or Peoples other employee benefit plans unless such reduction is part of a reduction for all employees; material change in the legal relationship between Peoples and Peoples Neighborhood Bank; or any material breach of the employment agreement by Peoples or Peoples Neighborhood Bank. Mr. Ferretti would also be entitled to a continuation of group health insurance benefits for one year following the termination of his employment.

Mr. Ferretti will be offered a new employment agreement which will provide for a base salary of $175,000, a maximum bonus of twenty (20%) percent of his salary, and a supplemental executive retirement plan providing for a benefit of $40,000 for 10 years.

Supplemental Executive Retirement Plans

Messrs. Dakey, Seasock, and Ferretti are parties to respective supplemental executive retirement plan agreements pursuant to which the bank shall pay each the actuarially equivalent of his retirement benefit under the plan within ten days of a change in control. The actuarially equivalent is defined as the equivalent value to the normal form of benefit determined under generally accepted actuarial principles. The actuarially equivalent lump sum shall be calculated using the rate used by the plan administrator for determining the accrual balance. Mr. Dakey’s retirement benefit, at age 65, is $30,000 per year payable in monthly installments for 120 months. Mr. Seasock’s retirement benefit, at age 65, is $20,000 per year payable in monthly installments for 120 months. Mr. Ferretti’s retirement benefit, at age 65 is twenty percent (20%) of the average of his base salary over the three previous years.

Ms. Dissinger is a party to a supplemental executive retirement plan whereupon a change in control she shall become fully vested in her retirement benefit. She will receive $20,000 per year for 15 years after she turns 65 years old.

Summary of Penseco Golden Parachute Arrangements

The following table sets forth the aggregate dollar value of the various elements of compensation that each of Penseco’s “named executive officers,” as identified in the definitive proxy statement for Penseco’s 2013 annual meeting of shareholders, would receive based on or otherwise related to the merger, assuming the merger closed on July 31, 2013, the last practicable date prior to the date of these materials.

Any changes in these assumptions could affect the amounts shown in the following table.

Golden Parachute Compensation for

Named Executive Officers of Penseco Financial Services Corporation

Name	Cash ($)	Equity ($)	Pension/ NQDC ($) (1)	Perquisites/ Benefits ($)	Tax Reimbursements ($)	Other ($)	Total ($)
Craig W. Best	—	—	—	—	—	—	—
Patrick M. Scanlon	—	—	38,191	—	—	—	38,191
Thomas P. Tulaney	—	—	—	—	—	—	—
Greg D. Misterman	—	—	—	—	—	—	—
Lynn M. Peters Thiel	—	—	—	—	—	—	—

(1)	Represents the value of Mr. Scanlon’s vested account balance under Penseco’s executive deferred compensation plan, which will be paid to Mr. Scanlon in a single lump sum within 45 days following the merger.

Cash Severance

Messrs. Best and Tulaney, each of whom is party to an employment agreement, have provisions in their agreements that provide for certain cash severance benefits in the event of voluntary or involuntary termination following a “change in control.” The employment agreements will be assumed by the surviving corporation by virtue of the merger and the surviving corporation will succeed to the rights of Penseco under the employment agreements. Because immediately following the merger, a majority of the common stock of the surviving corporation will be owned by current Penseco shareholders and a majority of the board of directors of the surviving corporation will consist of current Penseco directors, the merger will not constitute a “change in control” under the terms of the employment agreements.

The named executive officers other than Messrs. Best and Tulaney are covered by the severance policy applicable to our employees generally. That policy provides for certain severance benefits which are based on, among other things, length of service. This severance policy does not provide any different or additional benefits based on or related to the merger.

Acceleration of Vesting or Cancellation of Equity Awards

Messrs. Best and Tulaney have received restricted stock awards under Penseco’s equity incentive plan (the 2008 Long-Term Incentive Plan), which awards have not yet vested. Under the terms of the Penseco equity incentive plan, the merger will not constitute a “change in control,” again, because immediately following the merger current Penseco directors will constitute a majority of the board of directors of the surviving corporation and the shares of Peoples common stock into which the Penseco common stock will be converted will represent at least fifty percent of the common stock of the surviving corporation. Accordingly, the vesting of the restricted stock awards will not be accelerated. In accordance with the terms of the merger agreement, no payment in cancellation of the restricted stock awards will be made and the restricted stock awards will remain outstanding, subject to conversion of the underlying stock. Penseco has no outstanding options or other unvested equity awards.

Pension and Nonqualified Deferred Compensation Benefits

Messrs. Best and Scanlon are participants in Penseco’s Executive Deferred Compensation Plan. Under the terms of that plan, account balances become payable within 45 days after a “change of control,” which is broadly defined to include a “change in ownership,” “change in effective control,” or “change in the ownership of a substantial portion of the company’s assets,” as each term is defined under Section 409A of the Internal Revenue Code and related regulations and guidance. Mr. Best has waived his benefit under the plan. Mr. Scanlon is already fully vested in all Penseco balances under the plan. Mr. Scanlon’s vested account balance is comprised of Penseco contributions in the amount of $27,011, plus earnings on those contributions. The merger will constitute a “change of control” under the Executive Deferred Compensation Plan and Mr. Scanlon will receive payment of his account balance under such plan.

Perquisites, Benefits, Tax Reimbursements and Other Compensation

Except as describe above, none of Penseco’s named executive officers will receive any perquisites, benefits, tax reimbursements or other compensation which are based on or otherwise related to the merger.

Indemnification and Insurance

On or after the effective time of the merger, Peoples will indemnify, defend, and hold harmless all prior and then-existing directors, officers and employees of Peoples, Penseco and their respective subsidiaries against:

(1)	All losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement (with the prior approval of Peoples) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, the fact that the person is or was a director, officer, or employee of Peoples, Penseco or their respective subsidiaries, whether pertaining to any matter existing or occurring at or prior to the effective time of the merger and whether asserted or claimed prior to, or at or after, the effective time of the merger; and

(2)	All of the indemnified liabilities identified in paragraph (1) immediately above based in whole or in part on, or arising in whole or in part out of, or pertaining to the merger agreement or the transactions contemplated thereby, to the same extent as an officer, director, or employee may be indemnified by Peoples or its subsidiaries, as the case may be, as of June 28, 2013.

The above indemnification rights include the right to advancement of expenses; however, no officer, director, or employee may be indemnified by Peoples if indemnification is prohibited by applicable law.

After the effective time of the merger, Peoples will maintain a directors’ and officers’ liability insurance policy providing coverage amounts not less than the coverage amounts provided under the Penseco directors’ and officers’ liability insurance policy and on terms generally no less favorable. The policy will cover persons who are currently covered by the Penseco insurance policies for a period of six years after the effective time of the merger. However, Peoples is not obligated to make annual premium payments for the six-year period which exceed 200% of the annual premium payment as of December 31, 2012, under Penseco’s current policy in effect as of June 28, 2013. If the amount of the premiums necessary to procure insurance coverage exceeds this maximum amount, Peoples will use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the maximum amount.

Voting Agreements

As a condition to entering into the merger agreement, each of the directors and certain executive officers of Peoples and Penseco entered into an agreement pursuant to which each such director or executive officer agreed to vote all of his or her shares of Peoples or Penseco common stock, as applicable, in favor of the merger agreement. The forms of voting agreement, which are substantially the same, are attached as Exhibits 1 and 2 to Annex A of this document. The voting agreements may have the effect of discouraging persons from making a proposal for an acquisition transaction involving Penseco or Peoples. The following is a brief summary of the material provisions of the voting agreements:

•

The directors and executive officers agreed, among other things, to vote, or cause to be voted, (a) for approval and adoption of the merger agreement and the transactions contemplated thereby, and (b) against any action that is intended, or could reasonably be expected to impede, interfere with, delay, postpone, or adversely affect the transaction contemplated in the merger agreement, all shares over which they exercise sole voting power, and to use reasonable efforts to cause all other shares over which they share voting power, including those held in a voting trust jointly with other persons, to be voted in the same manner;

•	The directors and executive officers agreed not to sell, transfer, or otherwise dispose of their Peoples or Penseco common stock, as applicable, subject to certain exceptions; and

•

Those directors of Peoples or Penseco who continue as directors of Peoples agreed, for three years after the effective time of the merger, to vote or cause to be voted their shares for the director nominees whom the board of directors of Peoples recommends for election to the board of directors of Peoples.

Accounting Treatment

The merger will be accounted for as a reverse merger using the acquisition method of accounting, in accordance with the provisions of FASB ASC Topic 805-10 Business Combinations which provides guidance to determine the accounting acquiring entity in this transaction, which included, but were not limited to, the following factors:

•	The relative voting interests in Peoples after the merger is completed;

•	The composition of the governing body of Peoples after the merger is completed;

•	The composition of the senior management of Peoples after the merger is completed;

•	The terms of the exchange of equity securities in the merger; and

•	The relative size of the Penseco and Peoples at the time of merger.

Based on consideration of all the relevant facts and circumstances of the merger, including the above factors, for accounting purposes, Penseco is considered to be acquiring Peoples in this transaction. As a result, the historical financial statements of the combined company will be the historical financial statements of Penseco following the completion of the merger. The merger will be effected by the issuance of shares of Peoples stock to Penseco shareholders. The assets and liabilities of Peoples as of the effective date of the merger will be recorded at their respective estimated fair values and added to those of Penseco. Any excess of purchase price over the net estimated fair values of the acquired assets and liabilities of Peoples will be allocated to all identifiable intangible assets. Any remaining excess will then be allocated to goodwill, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually. To the extent goodwill is impaired, its carrying value would be written down to its implied fair value and a charge would be made to earnings. Customer related intangibles and other intangibles with definite useful lives will be amortized to expense over their estimated useful lives.

In periods following the completion of the merger, the comparative historical financial statements of Peoples will be those of Penseco prior to the merger. These financial statements will reflect the results attributable to the acquired operations of Peoples, as the acquired company for accounting purposes, beginning on the date the merger is completed. The unaudited pro forma financial information contained in this document has been prepared using the acquisition method of accounting. See “Unaudited Pro Forma Combined Financial Data” beginning on page F-66 of this document.

Material U.S. Federal Income Tax Consequences

The following discussion addresses the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Penseco common stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, judicial authorities, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date of this document and all of which are subject to change (possibly with retroactive effect) and to differing interpretations which could affect the accuracy of this discussion.

This discussion assumes that U.S. holders of Penseco common stock hold their shares as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances and does not address aspects of U.S. federal income taxation that may be applicable to U.S. holders subject to special treatment under the federal income tax laws (including banks; financial institutions; tax-exempt organizations; insurance companies; dealers or brokers in securities; traders in securities that elect to use a mark-to-market method of accounting; investors or owners of pass-through entities; mutual funds; holders subject to the alternative minimum tax provisions of the Code; regulated investment companies, real estate investment trusts, controlled foreign corporations; passive foreign investment companies; persons who hold their respective shares of Penseco common stock as part of a hedge, straddle, constructive sale, conversion or other integrated securities transaction; expatriates; or persons who acquired their Penseco common stock as compensation or through a tax qualified retirement plan, or who held or acquired their Penseco common stock through an employee stock ownership plan or dividend reinvestment plan). In addition, this discussion does not address the tax consequences to holders of Penseco common stock who exercise appraisal and/or dissenter’s rights. Further, this discussion does not consider any aspect of state, local, or foreign taxation or any aspects of U.S. federal tax law (such as the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010) other than federal income tax law.

This discussion is not intended to be tax advice to any particular holder of Penseco common stock. Tax matters regarding the merger are complicated, and the tax consequences of the merger to you will depend on your particular situation. Penseco shareholders are urged to consult their tax advisors with respect to the particular U.S. federal, state, local, and foreign tax consequences to them of the merger.

For purposes of this discussion, you are a “U.S. holder” if you beneficially own Penseco common stock and you are:

•	a citizen or resident of the United States for federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

•

a trust, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If an entity classified as a partnership for U.S. federal income tax purposes holds Penseco common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding Penseco common stock should consult their own tax advisors.

It is a condition to the closing of the merger that Peoples receive the opinion of its special counsel, Bybel Rutledge LLP, and that Penseco receive the opinion of its counsel, Pepper Hamilton LLP, substantially to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of Peoples and Penseco), the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.The tax opinions are not binding on the IRS or the courts, and neither Peoples nor Penseco intends to request a ruling from the IRS with respect to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

The discussion below addresses the material U.S. federal income tax consequences to a U.S. holder of Penseco common stock resulting from the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code.

Exchange of Penseco common stock for Peoples common stock

A U.S. holder that exchanges shares of Penseco common stock for shares of Peoples common stock in the merger generally will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Peoples common stock (as discussed below). The aggregate adjusted tax basis of the shares of Peoples common stock received by the U.S. holder in the merger will be equal to the aggregate adjusted tax basis of the shares of Penseco common stock surrendered in exchange therefor,reduced by the tax basis allocable to any fractional share of Peoples common stock for which cash is received. The holding period of the Peoples common stock received by a U.S. holder will include the holding period of the shares of Penseco common stock surrendered in exchange therefor. If a U.S. holder acquired different blocks of Penseco common stock at different times or at different prices, the holder should consult his or her tax advisor with regard to identifying the bases or holding periods of the particular shares of Peoples common stock received in the exchange.

Cash received in lieu of a fractional share

Cash received by a U.S. holder in lieu of a fractional share of Peoples common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of Penseco common stock surrendered that is allocable to the fractional share. The gain or loss generally will be long-term capital gain or loss if the holding period for the fractional share (including the holding period of the shares of Penseco common stock surrendered therefor) is more than one year. Long-term capital gains of individuals generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

If a U.S. holder receives cash in the merger (including cash received in lieu of a fractional share), the holder may be subject to information reporting and backup withholding at a rate of 28%. You generally will not be subject to backup withholding if you (1) provide an accurate taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with the backup withholding rules; or (2) provide proof that you are exempt from backup withholding. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. holder’s federal income tax liability provided that the holder furnishes the required information to the IRS.

The foregoing discussion is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger and is not intended to be, and should not be construed as, tax advice. Penseco shareholders are strongly urged to consult with their tax advisors to determine the particular U.S. federal, state, local, and foreign tax consequences to them of the merger.

Resales of Peoples Common Stock

The shares of Peoples stock to be issued to shareholders of Penseco under the merger agreement have been registered under the Securities Act of 1933 and may be freely traded without restriction by holders who will not be affiliates of Peoples after the merger.

Certain directors and executive officers of Penseco will be considered affiliates of Peoples after the merger. They may resell shares of Peoples common stock received in the merger only if the shares are registered for resale under the Securities Act or an exemption is available. They may resell under the safe harbor provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Each person deemed to be an affiliate will enter into an agreement with Peoples providing that the person will not transfer any shares of Peoples stock received in the merger, except in compliance with the Securities Act. Peoples encourages any such person to obtain advice of securities counsel before reselling any Peoples stock.

Application to be Listed on The Nasdaq Stock Market, Inc.

Peoples plans to apply to list Peoples common stock on The Nasdaq Stock Market, Inc. We hope that this will make the stock more liquid. However, we cannot guarantee that our application will be accepted. Accordingly, although, the Peoples common stock offered in the merger will be freely transferable once you receive your Peoples stock certificate, Peoples’ common stock may not be listed on a national securities exchange. Instead, Peoples common stock may be traded in local over-the-counter markets and privately negotiated transactions. Moreover, even if Peoples’ common stock is listed on a securities exchange, there is no assurance that an active public trading market for Peoples’ common stock will develop. The development and maintenance of a public market, having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control. The number of active buyers and sellers of Peoples common stock at any particular time may be limited which may have an adverse effect on the price at which shares of our common stock can be sold. Further, we cannot assure you that significant trading in Peoples common stock will take place for several years, if ever. Investors should consider their shares of Peoples common stock as a long-term investment because, among other things, they may not be able to promptly liquidate their investment at a reasonable price in the event of a personal financial emergency or otherwise.

Rights of Dissenting Shareholders

Pursuant to the Pennsylvania Business Corporation Law, shareholders of Peoples and Penseco have the right to dissent from the merger and to obtain payment of the “fair value” of their Peoples or Penseco common stock, as the case may be, if the merger is consummated. The term “fair value” means the value of Peoples or Penseco common stock immediately before completion of the merger, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the merger.

The following summary of the steps necessary to exercise the right to dissent is qualified in its entirety by the full text of Section 1930 and Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law, which are attached as Annex D to this joint proxy statement/prospectus. Each step must be taken in the indicated order and in strict compliance with the applicable provisions of the statute in order to perfect dissenters’ rights. The failure of any shareholder to comply with these steps will result in the shareholder receiving the consideration contemplated by the merger agreement. See “Proposal—The Merger—Terms of the Merger”. Any shareholder of Peoples or Penseco who contemplates exercising the right to dissent is urged to read carefully the provisions of Section 1930 and Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law.

Any written notice or demand which is required in connection with the exercise of dissenters’ rights, whether before or after the effective time of the merger, must be sent to the following locations:

In the case of a Peoples shareholder:	In the case of a Penseco shareholder:
Peoples Financial Services Corp.	Penseco Financial Services Corporation
82 Franklin Avenue	150 North Washington Avenue
Hallstead, PA 18822	Scranton, PA 18503
Attn: Corporate Secretary	Attn: Investor Relations Officer

Shareholders who wish to dissent must:

1.	File with Peoples or Penseco, as the case may be, a written notice of intention to demand that they be paid the fair value for their shares of Peoples or Penseco common stock prior to the vote of shareholders on the merger at the Peoples or Penseco special meeting.

2.	If the merger is effected, the dissenters must effect no change in the beneficial ownership of their Peoples or Penseco common stock from the date of the filing of the intention to demand payment through the effective time of the merger.

3.	And the dissenters must refrain from voting their Peoples or Penseco common stock to approve the merger.

Neither submitting a proxy against nor a vote in person against adoption and approval of the merger agreement will constitute the necessary written notice of intention to dissent described above. Beneficial owners of Peoples or Penseco common stock whose shares are held of record in “street name” by a brokerage firm or other nominee must obtain the written consent of the record holder to the beneficial owners’ exercise of dissenters’ rights and must submit the consent to Peoples or Penseco, as the case may be, no later than the time of the filing of their notice of intention to dissent.

If the merger is adopted and approved by the required vote of Peoples’ and Penseco’s shareholders at their respective special meetings, Peoples and Penseco will mail a notice to all dissenters who gave due notice of intention to demand payment and who refrained from voting in favor of the merger. The notice will state where and when a demand for payment must be sent and where certificates for Peoples and Penseco common stock must be deposited in order to obtain payment. It also will include a form for demanding payment and a copy of Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law. The time set for receipt of the demand for payment and deposit of stock certificates will not be less than 30 days from the date of mailing of the notice.

Shareholders who fail to timely demand payment or fail to timely deposit stock certificates, as required by Peoples’ or Penseco’s notice, will not have any right to receive payment of the fair value of their Peoples or Penseco common stock.

Promptly after the merger is complete, or upon timely receipt of demand for payment if the merger already has been completed, Peoples will either remit to dissenters who have made demand and have deposited their stock certificates the amount that Peoples, as successor to Penseco, estimates to be the fair value of the Peoples and Penseco common stock or give written notice that no such remittance is being made. The remittance or notice will be accompanied by:

1.	A closing balance sheet and an income statement of Peoples or Penseco, as the case may be, for a fiscal year ending not more than 16 months before the date of remittance, together with the latest available interim financial statements;

2.	A statement of Peoples’ estimate of the fair value of the Peoples or Penseco common stock, as the case may be; and

3.	Notice of the right of the dissenter to demand payment or supplemental payment under Pennsylvania Business Corporation Law accompanied by a copy of Subchapter D of Chapter 15 of Pennsylvania Business Corporation Law.

If Peoples does not remit the estimated fair value for shares with respect to which demand for payment has been made and stock certificates have been deposited, then Peoples will return any certificates that have been deposited. Peoples will mark returned certificates and any certificates subsequently issued in exchange therefor to record the fact that demand for payment has been made. Transferees of shares so marked will not acquire any rights in Peoples or Penseco other than those rights held by the original dissenter after such dissenter demanded payment of fair value.

If a dissenter believes that the amount stated or remitted by Peoples is less than the fair value of the Peoples or Penseco common stock, the dissenter may send Peoples his or her own estimate of the fair value of the Peoples or Penseco common stock, as the case may be, which will constitute a demand for payment of the amount of the deficiency. If Peoples remits payment of its estimated value of a dissenter’s Peoples or Penseco common stock, as the case may be, and the dissenter does not file his own estimate within 30 days after the mailing by Peoples of its remittance, the dissenter will be entitled to no more than the amount remitted to him or her by Peoples.

Within 60 days after the latest to occur of (1) the completion of the merger, (2) the timely receipt by Peoples or Penseco, as the case may be, of any demands for payment, or (3) timely receipt by Peoples or Penseco, as the case may be, of any estimates by dissenters of fair value, if any demands for payment remain unsettled, Peoples or Penseco, may file, in the case of Peoples, in the Court of Common Pleas of Susquehanna County or, in the case of Penseco, in the Court of Common Pleas of Lackawanna County, an application requesting that the fair value of the Peoples or Penseco common stock be determined by the Court. In such case, all dissenters, wherever residing, whose demands have not been settled must be made parties to the proceeding as in an action against their shares, and a copy of the application must be served on each dissenter.

If Peoples or Penseco were to fail to file an application, then any dissenter, on behalf of all dissenters who have made a demand and who have not settled their claim against Peoples or Penseco, may file an application in the name of Peoples or Penseco at any time within the 30-day period after the expiration of the 60-day period and request that the fair value be determined by the Court. The fair value determined by the Court may, but need not, equal the dissenters’ estimates of fair value. If no dissenter files such an application, then each dissenter entitled to do so shall be paid Peoples’ or Penseco’s estimate of the fair value of the Peoples or Penseco common stock, as the case may be, and no more, and may bring an action to recover any amount not previously remitted, plus interest at a rate the Court finds fair and equitable.

Peoples and Penseco intend to negotiate in good faith with any dissenting shareholder. If after negotiation, a claim cannot be settled, then Penseco and/or Peoples, as successor, intends to file an application requesting that the fair value of the Peoples or Penseco common stock be determined by the Court. The fair value that would be determined by the Court cannot be predicted and could be more or less than the value of the merger consideration.

Description of Peoples

General

Peoples, a bank holding company incorporated in 1986 under the laws of Pennsylvania, provides a full range of financial services through its wholly-owned subsidiary, Peoples Neighborhood Bank, including its subsidiaries, Peoples Advisors, LLC, Peoples Financial Leasing, LLC and Peoples Neighborhood Abstract, LLC. The Company services its retail and commercial customers through twelve full-service community banking offices located within the Lackawanna, Susquehanna and Wyoming counties of Northern Pennsylvania and Broome county of Southern New York.

Peoples Neighborhood Bank is a state non-member bank under the jurisdiction of the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation. Peoples Neighborhood Bank’s primary product is loans to small- and medium-sized businesses. Other lending products include one-to-four family residential mortgages and consumer loans. Peoples Neighborhood Bank primarily funds its loans by offering open time deposits to commercial enterprises and individuals. Other deposit product offerings include certificates of deposits and various demand deposit accounts.

Peoples Advisors, LLC, a member managed limited liability company, provides investment advisory services to individuals and small businesses. Peoples Financial Leasing, LLC, provides employee leasing services to Peoples Neighborhood Bank.

Peoples Neighborhood Abstract, LLC, a limited liability company, offers title insurance and abstract services to residential and commercial mortgage loan customers.

Peoples Advisors, LLC; Peoples Financial Leasing, LLC and Peoples Neighborhood Abstract, LLC did not meet the quantitative thresholds for required segment disclosure in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Peoples Neighborhood Bank’s twelve community banking offices, all similar with respect to economic characteristics, share a majority of the following aggregation criteria: (i) products and services; (ii) operating processes; (iii) customer bases; (iv) delivery systems; and (v) regulatory oversight. Accordingly, they were aggregated into a single operating segment.

As of June 30, 2013, Peoples had 152 full-time equivalent employees. Peoples and Peoples Neighborhood Bank are not parties to any collective bargaining agreement and employee relations are considered to be good.

Description of Business

Market Areas

Peoples Neighborhood Bank’s principal market area consists of Susquehanna, Wyoming and Lackawanna Counties of northeastern Pennsylvania and Broome County in the southern tier of New York. In addition, parts of Wayne and Bradford Counties in Pennsylvania that border Susquehanna and Wyoming Counties are also considered part of the market area.

Specifically, Peoples Neighborhood Bank’s market area is situated between:

•	the city of Binghamton, Broome County, New York, located to the north;

•	the city of Scranton, Lackawanna County, Pennsylvania, to the south; and

•	Wilkes-Barre, Luzerne County, Pennsylvania, to the southwest.

Susquehanna County could best be described as a bedroom county with a high percentage of its residents commuting to work in Broome County, New York, or Lackawanna County, Pennsylvania. The southern part of Susquehanna County tends to gravitate south for both employment and shopping, while the northern part of the county goes north to Broome County, New York. The western part of Susquehanna County gravitates south and west to and through Wyoming County. The majority of Peoples Neighborhood Bank’s offices are located in counties that would be considered sparsely populated, as they are made up of many small towns and villages.

Most recently, the production of natural gas from the Marcellus Shale formation located in the heart of Peoples Neighborhood Bank’s market area has begun to provide economic benefits to the communities served and as a result to Peoples Neighborhood Bank itself. Natural gas producers have already invested billions of dollars in Pennsylvania in lease and land acquisition, new well drilling, infrastructure development and community partnerships, with an even greater investment expected in the future. The growth of Peoples Neighborhood Bank’s deposits, and to a lesser extent, loan portfolio, has been influenced by natural gas drilling activities.

Products and Services

Lending Activities

Peoples Neighborhood Bank provides a full range of retail and commercial lending products designed to meet the borrowing needs of consumers and small and medium sized businesses in its market areas. A significant amount of Peoples Neighborhood Bank’s loans are to customers located within the defined market area. Peoples

Neighborhood Bank has no foreign loans or highly leveraged transaction loans, as defined by the Federal Reserve Board. Although Peoples Neighborhood Bank participates in loans originated by other banks, the majority of loans in the portfolio have been originated by itself.

Retail lending products include the following types of loans, among others: (i) residential real estate; (ii) automobiles; (iii) manufactured housing; (iv) personal; (v) student; (vi) home equity and (vii) credit card. Commercial lending products include the following types of loans, among others: (i) commercial real estate; (ii) working capital; (iii) equipment and other commercial needs; (iv) construction; (v) Small Business Administration and (vi) agricultural and mineral rights. The terms offered on a loan vary depending primarily on the type of loan and credit-worthiness of the borrower.

Payment risk is a function of the economic climate in which Peoples Neighborhood Bank’s lending activities are conducted. Economic downturns in the economy generally or in a particular sector could cause cash flow problems for customers and make loan payments more difficult. Peoples Neighborhood Bank attempts to minimize this risk by not being exposed to loan concentrations of a single customer or a group of customers, the loss of any one or more of whom would have a materially adverse effect on its financial condition. Interest rate risk (“IRR”) would occur if Peoples Neighborhood Bank were to make loans at fixed rates in an environment in which rates were subject to rise thereby preventing it from making loans at higher prevailing rates. Peoples Neighborhood Bank attempts to mitigate this risk by making adjustable rate commercial loans and by limiting repricing terms to five years or less for customers requiring fixed rate loans. Finally, collateral risk can occur if Peoples Neighborhood Bank’s position in collateral taken as security for loan repayment is not adequate. Peoples Neighborhood Bank minimizes collateral risk by avoiding loan concentrations to particular borrowers, by perfecting liens on collateral and by obtaining appraisals on property prior to extending loans. Peoples Neighborhood Bank attempts to mitigate its exposure to these and other types of risks by stratifying authorization requirements by loan size and complexity.

Deposit Activities

Peoples Neighborhood Bank’s primary source of funds is the cash flow provided by its financing activities, mainly deposit gathering. Other sources of funds are provided by investing activities, including principal and interest payments on loans and investment securities, and operating activities, primarily net income. Peoples Neighborhood Bank offers a variety of deposit accounts with a range of interest rates and terms, including, among others: (i) money market accounts; (ii) NOW accounts; (iii) savings accounts; (iv) certificates of deposit; (v) individual retirement accounts and (vi) demand deposit accounts. These deposits are primarily obtained from areas surrounding Peoples Neighborhood Bank’s branch offices. Peoples Neighborhood Bank relies primarily on marketing, product innovation, technology, service and long-standing relationships with customers to attract and retain these deposits. Other deposit related services include: (i) remote deposit capture; (ii) automatic clearing house transactions; (iii) cash management services; (iv) automated teller machines; (v) point of sale transactions; (vi) safe deposit boxes; (vii) night depository services; (viii) direct deposit and (ix) official check services.

Wealth Management Services

Peoples Wealth Management, a division of Peoples Advisors, LLC, provides a comprehensive array of wealth management products and services to individuals, small businesses and nonprofit entities. These products and services include the following, among others: (i) investment portfolio management; (ii) estate planning; (iii) annuities; (iv) business succession planning; (v) insurances; (vi) education funding strategies and (vii) tax planning.

Competition

Peoples Neighborhood Bank competes primarily with commercial banks, thrift institutions and credit unions, many of which are substantially larger in terms of assets and available resources. Certain of these institutions have significantly higher lending limits than Peoples Neighborhood Bank and may provide various services for their customers that are not presently available at Peoples Neighborhood Bank. In addition, Peoples

Neighborhood Bank experiences competition for deposits from mutual funds and security brokers, while consumer discount, mortgage and insurance companies compete for various types of loans. Credit unions, finance companies and mortgage companies enjoy certain competitive advantages over Peoples Neighborhood Bank as they are not subject to the same regulatory restrictions and taxations as commercial banks. Principal methods of competing for bank products, permitted nonbanking services and financial activities include price, nature of product, quality of service and convenience of location.

Peoples Neighborhood Bank’s most significant competitive advantage originates from its business philosophy which includes offering direct access to senior management and other officers and providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures and consistently applied credit policies. In addition, Peoples Neighborhood Bank’s success has been, and will continue to be, a result of its emphasis on community involvement and customer relationships. With consolidation continuing in the financial industry, and particularly in Peoples Neighborhood Bank’s market area, smaller community banks such as Peoples Neighborhood Bank are gaining opportunities and market share as larger institutions reduce their emphasis on or exit the markets.

Seasonality

Generally, the operations of Peoples Neighborhood Bank are not seasonal in nature. However, Peoples Neighborhood Bank’s business activities have been somewhat influenced by the recent increase in activities related to natural gas drilling in its market area.

Supervision and Regulation

Peoples and its subsidiaries are extensively regulated under federal and state laws. Generally, these laws and regulations are intended to protect consumers, not shareholders. The following is a summary description of certain provisions of law that affect the regulation of bank holding companies and banks. This discussion is qualified in its entirety by reference to applicable laws and regulations. Changes in law and regulation may have a material effect on the business and prospects of Peoples.

Peoples is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended, and is subject to regulation, supervision, and examination by the Federal Reserve Board (“FRB”). Peoples is required to file annual and quarterly reports with the FRB and to provide the FRB with such additional information as the FRB may require. The FRB also conducts examinations of Peoples.

With certain limited exceptions, Peoples is required to obtain prior approval from the FRB before acquiring direct or indirect ownership or control of more than 5% of any voting securities or substantially all of the assets of a bank or bank holding company, or before merging or consolidating with another bank holding company. Additionally, with certain exceptions, any person or entity proposing to acquire control through direct or indirect ownership of 25% or more of any voting securities of Peoples is required to give 60 days’ written notice of the acquisition to the FRB, which may prohibit the transaction, and to publish notice to the public.

Peoples’ banking subsidiary is regulated by the Pennsylvania Department of Banking and Securities (the “Department of Banking”) and the FDIC. The Department of Banking may prohibit an institution over which it has supervisory authority from engaging in activities or investments that the agency believes constitute unsafe or unsound banking practices. Federal banking regulators have extensive enforcement authority over the institutions they regulate to prohibit or correct activities that violate law, regulation or a regulatory agreement or which are deemed to constitute unsafe or unsound practices.

Enforcement actions may include:

•	the appointment of a conservator or receiver;

•	the issuance of a cease and desist order;

•	the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution affiliated parties;

•	the issuance of directives to increase capital;

•	the issuance of formal and informal agreements;

•	the removal of or restrictions on directors, officers, employees and institution-affiliated parties; and

•	the enforcement of any such mechanisms through restraining orders or any other court actions.

Peoples Neighborhood Bank is subject to certain restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons which generally require that such credit extensions be made on substantially the same terms as are available to third persons dealing with Peoples Neighborhood Bank and not involving more than the normal risk of repayment. Other laws tie the maximum amount that may be loaned to any one customer and its related interests to capital levels of Peoples Neighborhood Bank.

Limitations on Dividends and Other Payments

Peoples’ current ability to pay dividends is largely dependent upon the receipt of dividends from Peoples Neighborhood Bank. Both federal and state laws impose restrictions on the ability of Peoples and Peoples Neighborhood Bank to pay dividends. Under such restrictions, Peoples Neighborhood Bank may not, without prior approval, declare dividends in excess of the sum of its net profit for that year combined with its retained net profits of the preceding two calendar years. In addition to these specific restrictions, bank regulatory agencies, in general, also have the ability to prohibit proposed dividends by a financial institution that would otherwise be permitted under applicable regulations if the regulatory body determines that such distribution would constitute an unsafe or unsound practice.

Permitted Non-Banking Activities

Generally, a bank holding company may not engage in any activities other than banking, managing, or controlling its bank and other authorized subsidiaries, and providing service to those subsidiaries. With prior approval of the FRB, Peoples may acquire more than 5% of the assets or outstanding shares of a company engaging in non-bank activities determined by the FRB to be closely related to the business of banking or of managing or controlling banks. The FRB provides expedited procedures for expansion into approved categories of non-bank activities.

Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions: (i) on extensions of credit to the bank holding company or its subsidiaries; and (ii) on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit Peoples’ ability to obtain funds from Peoples Neighborhood Bank for its cash needs, including funds for the payment of dividends, interest and operating expenses. Further, subject to certain exceptions, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

Under FRB policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to make capital injections into a troubled subsidiary bank, and the FRB may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. A required capital injection may be called for at a time when the holding company does not have the resources to provide it. In addition, depository institutions insured by the FDIC can be held liable for any losses incurred by, or reasonably anticipated to be incurred by, the FDIC in connection with the default of or assistance provided to, a commonly controlled FDIC-insured depository institution. Accordingly, in the event that any insured subsidiary of a bank holding company causes a loss to the FDIC, other insured subsidiaries of a bank holding company could be required to compensate the FDIC by reimbursing it for the estimated amount of such loss. Such cross guarantee liabilities generally are superior in priority to the obligation of the depository institutions to its shareholders due solely to their status as shareholders and obligations to other affiliates.

Pennsylvania Law

As a Pennsylvania bank holding company, Peoples is subject to various restrictions on its activities as set forth in Pennsylvania law. This is in addition to those restrictions set forth in federal law. Under Pennsylvania law, a bank holding company that desires to acquire a bank or bank holding company that has its principal place of business in Pennsylvania must obtain permission from the Department of Banking.

Interstate Banking Legislation

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 provides that, among other things, substantially all state law barriers to the acquisition of banks by out-of-state bank holding companies were eliminated. The law also permits interstate branching by banks, subject to the ability of states to opt-out completely or to set an earlier effective time.

Financial Institution Reform, Recovery, and Enforcement Act (“FIRREA”)

FIRREA was enacted into law in order to address the financial condition of the Federal Savings and Loan Insurance Corporation, to restructure the regulation of the thrift industry, and to enhance the supervisory and enforcement powers of the federal bank and thrift regulatory agencies. As the primary federal regulator of Peoples Neighborhood Bank, the FDIC, in conjunction with the Department of Banking is responsible for its supervision. When dealing with capital requirements, those regulatory bodies have the flexibility to impose supervisory agreements on institutions that fail to comply with regulatory requirements. The imposition of a capital plan, termination of deposit insurance, and removal or temporary suspension of an officer, director or other institution-affiliated person may cause enforcement actions.

There are three levels of civil penalties under FIRREA.

•	The first tier provides for civil penalties of up to $5,000 per day for any violation of law or regulation.

•	The second tier provides for civil penalties of up to $25,000 per day if more than a minimal loss or a pattern is involved.

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Finally, civil penalties of up to $1 million per day may be assessed for knowingly or recklessly causing a substantial loss to an institution or taking action that results in a substantial pecuniary gain or other benefit.

Criminal penalties are increased to $1 million per violation and may be up to $5 million for continuing violations or for the actual amount of gain or loss. These penalties may be combined with prison sentences of up to five years.

Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”)

FDICIA provides for, among other things:

•	publicly available annual financial condition and management reports for financial institutions, including audits by independent accountants;

•	the establishment of uniform accounting standards by federal banking agencies;

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the establishment of a “prompt corrective action” system of regulatory supervision and intervention, based on capitalization levels, with more scrutiny and restrictions placed on depository institutions with lower levels of capital;

•	additional grounds for the appointment of a conservator or receiver; and

•	restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements.

A central feature of FDICIA is the requirement that the federal banking agencies take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories:

•	“well capitalized”;

•	“adequately capitalized”;

•	“under capitalized”;

•	“significantly undercapitalized”; and

•	“critically undercapitalized”.

Peoples Neighborhood Bank was categorized as “well capitalized” under the regulatory framework for prompt corrective action at December 31, 2012, based on the most recent notification from the FDIC. An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

FDICIA generally prohibits a depository institution from making any capital distribution including payment of a cash dividend or paying any management fees to its holding company, if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. If a depository fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized”. Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and stop accepting deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator; generally within 90 days of the date such institution is determined to be critically undercapitalized.

FDICIA provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions that fail to comply with capital or other standards. Such actions may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. FDICIA also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

Under FDICIA, each federal banking agency is required to prescribe, by regulation, non-capital safety and soundness standards for institutions under its authority. The federal banking agencies, including the FDIC, have adopted standards covering:

•	internal controls;

•	information systems and internal audit systems;

•	loan documentation;

•	credit underwriting;

•	interest rate exposure;

•	asset growth; and

•	compensation fees and benefits.

Any institution that fails to meet these standards may be required to develop an acceptable plan, specifying the steps that the institutions will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. Peoples believes that it meets substantially all the standards that have been adopted. FDICIA also imposed new capital standards on insured depository institutions. Before establishing new branch offices, Peoples Neighborhood Bank must meet certain minimum capital stock and surplus requirements and must obtain State approval.

Risk-Based Capital Requirements

The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessing capital adequacy of a banking organization’s operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit, and recourse agreements, which are recorded as off-balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit-equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain US Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

A banking organization’s risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off-balance-sheet items, against both total qualifying capital, the sum of Tier 1 capital and limited amounts of Tier 2 capital, and Tier 1 capital.

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“Tier 1”, or core capital, includes common equity, perpetual preferred stock and minority interest in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions.

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“Tier 2”, or supplementary capital, includes, among other things, limited life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan and lease losses, subject to certain limitations and less restricted deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies.

Banks and bank holding companies subject to the risk-based capital guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant. At December 31, 2012, Peoples met both requirements with Tier 1 and Total capital ratios of 12.11% and 13.36%. In addition to risk-based capital, banks and bank holding companies are required to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage capital ratio, of at least 4.00%. At December 31, 2012, Peoples’ leverage ratio was 9.17%.

Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions including:

•	limitations on its ability to pay dividends;

•

the issuance by the applicable regulatory authority of a capital directive to increase capital, and in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as to the measures described under FDICIA as applicable to undercapitalized institutions.

In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of Peoples Neighborhood Bank to grow and could restrict the amount of profits, if any, available for the payment of dividends to Peoples.

Regulatory Capital Changes

In July 2013, the federal banking agencies issued final rules to implement the Basel III regulatory capital reforms and changes required by the Dodd-Frank Act. The phase-in period for community banking organizations begins January 1, 2015, while larger institutions (generally those with assets of $250 billion or more) must begin compliance on January 1, 2014. The final rules call for the following capital requirements:

•	A minimum ratio of common equity tier 1 capital to risk-weighted assets of 4.5%.

•	A minimum ratio of tier 1 capital to risk-weighted assets of 6%.

•	A minimum ratio of total capital to risk-weighted assets of 8% (no change from the current rule).

•	A minimum leverage ratio of 4%.

In addition, the final rules establish a common equity tier 1 capital conservation buffer of 2.5% of risk-weighted assets applicable to all banking organizations. If a banking organization fails to hold capital above the minimum capital ratios and the capital conservation buffer, it will be subject to certain restrictions on capital distributions and discretionary bonus payments. The phase-in period for the capital conservation and countercyclical capital buffers for all banking organizations will begin on January 1, 2016.

Under the proposed rules, accumulated other comprehensive income (AOCI) would have been included in a banking organization’s common equity tier 1 capital. The final rules allow community banks to make a one-time election not to include these additional components of AOCI in regulatory capital and instead use the existing treatment under the general risk-based capital rules that excludes most AOCI components from regulatory capital. The opt-out election must be made in the first call report or FR Y-9 series report that is filed after the financial institution becomes subject to the final rule.

The final rules permanently grandfather non-qualifying capital instruments (such as trust preferred securities and cumulative perpetual preferred stock) issued before May 19, 2010 for inclusion in the tier 1 capital of banking organizations with total consolidated assets less than $15 billion as of December 31, 2009 and banking organizations that were mutual holding companies as of May 19, 2010.

The proposed rules would have modified the risk-weight framework applicable to residential mortgage exposures to require banking organizations to divide residential mortgage exposures into two categories in order to determine the applicable risk weight. In response to commenter concerns about the burden of calculating the risk weights and the potential negative effect on credit availability, the final rules do not adopt the proposed risk weights but retain the current risk weights for mortgage exposures under the general risk-based capital rules.

Consistent with the Dodd-Frank Act, the new rules replace the ratings-based approach to securitization exposures, which is based on external credit ratings, with the simplified supervisory formula approach in order to determine the appropriate risk weights for these exposures. Alternatively, banking organizations may use the existing gross-up approach to assign securitization exposures to a risk weight category or choose to assign such exposures a 1,250 percent risk weight.

Under the new rules, mortgage servicing assets (MSAs) and certain deferred tax assets (DTAs) are subject to stricter limitations than those applicable under the current general risk-based capital rule. The new rules also increase the risk weights for past-due loans, certain commercial real estate loans, and some equity exposures, and makes selected other changes in risk weights and credit conversion factors.

Peoples is in the process of assessing the impact of these changes on the regulatory ratios of Peoples and Peoples Neighborhood Bank on the capital, operations, liquidity and earnings of Peoples and Peoples Neighborhood Bank.

Interest Rate Risk

Regulatory agencies include, in their evaluations of a bank’s capital adequacy, an assessment of the bank’s Interest Rate Risk (“IRR”) exposure. The standards for measuring the adequacy and effectiveness of a banking organization’s IRR management includes a measurement of board of directors and senior management oversight, and a determination of whether a banking organization’s procedures for comprehensive risk management are appropriate to the circumstances of the specific banking organization. Peoples Neighborhood Bank utilizes internal IRR models to measure and monitor IRR. In addition, Peoples Neighborhood Bank employs an independent consultant to provide a quarterly assessment of its IRR. Finally, regulatory agencies, as part of the scope of their periodic examinations, evaluate Peoples Neighborhood Bank’s IRR management. For these reasons, Peoples does not expect the IRR evaluation in the agencies’ capital guidelines to result in significant changes in its capital requirements.

Community Reinvestment Act

The Community Reinvestment Act of 1977, (“CRA”) is designed to create a system for bank regulatory agencies to evaluate a depository institution’s record in meeting the credit needs of its community. The CRA regulations were completely revised as of July 1, 1995, to establish performance-based standards for use in examining for compliance. Peoples Neighborhood Bank had its last CRA compliance examination in 2012 and received a “satisfactory” rating.

USA Patriot Act of 2001

The Patriot Act contains anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Regulation W

Certain transactions, including loans and credit extensions, between Peoples and its affiliates and subsidiaries are subject to quantitative and qualitative limitations, collateral requirements, and other restrictions imposed by statute and FRB regulation. Transactions subject to these restrictions are generally required to be made on an arms-length basis. These restrictions generally do not apply to transactions between Peoples and its direct wholly-owned subsidiaries.

Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank)

In 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law. Dodd-Frank is intended to effect a fundamental restructuring of federal banking regulation. Among other things, Dodd-Frank created the Financial Stability Oversight Council to identify systemic risks in the financial system and gives federal regulators authority to take control of and liquidate financial firms. Dodd-Frank additionally created an independent federal regulator to administer federal consumer protection laws. Dodd-Frank has and is expected to continue to have a significant impact on Peoples’ business operations as its provisions take effect. It is expected that, as various implementing rules and regulations are released, they will increase Peoples’ operating and compliance costs and could increase the Peoples Neighborhood Bank’s interest expense. Among the provisions that are likely to affect Peoples’ are the following:

Holding Company Capital Requirements

Dodd-Frank requires the FRB to apply consolidated capital requirements to bank holding companies that are no less stringent than those currently applied to depository institutions. Under these standards, trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010, by a bank holding company with less than $15 billion in assets. Dodd-Frank additionally requires that bank regulators issue countercyclical capital requirements so that the required amount of capital increases in times of economic expansion, consistent with safety and soundness.

Deposit Insurance

Dodd-Frank permanently increases the maximum deposit insurance amount for banks, savings institutions and credit unions to $250,000 per depositor. Dodd-Frank also broadens the base for FDIC insurance assessments. Assessments are now based on the average consolidated total assets less tangible equity capital of a financial institution. Dodd-Frank requires the FDIC to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020 and eliminates the requirement that the FDIC pay dividends to insured depository institutions when the reserve ratio exceeds certain thresholds. Further, Dodd-Frank eliminated the federal statutory prohibition against the payment of interest on business checking accounts.

Corporate Governance

Dodd-Frank requires publicly-traded companies to give stockholders a non-binding vote on executive compensation at least every three years, a non-binding vote regarding the frequency of the vote on executive compensation at least every six years, and a non-binding vote on “golden parachute” payments in connection with approvals of mergers and acquisitions unless previously voted on by stockholders. Additionally, Dodd-Frank directs the federal banking regulators to promulgate rules prohibiting excessive compensation paid to executives of depository institutions and their holding companies with assets in excess of $1.0 billion, regardless of whether the company is publicly traded. Dodd-Frank also gives the SEC authority to prohibit broker discretionary voting on elections of directors and executive compensation matters.

Prohibition Against Charter Conversions of Troubled Institutions

Dodd-Frank prohibits a depository institution from converting from a state to a federal charter, or vice versa, while it is the subject of a cease and desist order or other formal enforcement action or a memorandum of understanding with respect to a significant supervisory matter unless the appropriate federal banking agency gives notice of the conversion to the federal or state authority that issued the enforcement action and that agency does not object within 30 days. The notice must include a plan to address the significant supervisory matter. The converting institution must also file a copy of the conversion application with its current federal regulator, which must notify the resulting federal regulator of any ongoing supervisory or investigative proceedings that are likely to result in an enforcement action and provide access to all supervisory and investigative information relating thereto.

Interstate Branching

Dodd-Frank authorizes national and state banks to establish branches in other states to the same extent as a bank chartered by that state would be permitted. Previously, banks could only establish branches in other states if the host state expressly permitted out-of-state banks to establish branches in that state. Accordingly, banks are able to enter new markets more freely.

Limits on Interstate Acquisitions and Mergers

Dodd-Frank precludes a bank holding company from engaging in an interstate acquisition—the acquisition of a bank outside its home state—unless the bank holding company is both well capitalized and well managed. Furthermore, a bank may not engage in an interstate merger with another bank headquartered in another state unless the surviving institution will be well capitalized and well managed. The previous standard in both cases was adequately capitalized and adequately managed.

Limits on Interchange Fees

Dodd-Frank amended the Electronic Fund Transfer Act to, among other things, give the Federal Reserve the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion and to enforce a statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer.

Consumer Financial Protection Bureau

Dodd-Frank created the Consumer Financial Protection Bureau (CFPB), which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act, and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions are subject to rules promulgated by the CFPB, but continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. Dodd-Frank authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower’s ability to repay. In addition, Dodd-Frank will allow borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage” as defined by the CFPB. Dodd-Frank permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

Ability to Repay and Qualified Mortgage Rule

Pursuant to the Dodd Frank Act, the Consumer Financial Protection Bureau issued a final rule on January 10, 2013 (effective on January 10, 2014), amending Regulation Z as implemented by the Truth in Lending Act, requiring mortgage lenders to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Mortgage lenders are required to determine consumers’ ability to repay in one of two ways. The first alternative requires the mortgage lender to consider the following eight underwriting factors when making the credit decision: (1) current or reasonably expected income or assets; (2) current employment status; (3) the monthly payment on the covered transaction; (4) the monthly payment on any simultaneous loan; (5) the monthly payment for mortgage-related obligations; (6) current debt obligations, alimony, and child support; (7) the monthly debt-to-income ratio or residual income; and (8) credit history. Alternatively, the mortgage lender can originate “qualified mortgages,” which are entitled to a presumption that the creditor making the loan satisfied the ability-to-repay requirements. In general, a “qualified mortgage” is a mortgage loan without negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years. In addition, to be a qualified mortgage, the points and fees paid by a consumer cannot exceed 3% of the total loan amount. Loans which meet these criteria will be considered qualified mortgages, and as a result generally protect lenders from fines or litigation in the event of foreclosure. Qualified mortgages that are “higher-priced” (e.g. subprime loans) garner a rebuttable presumption of compliance with the ability-to-repay rules, while qualified mortgages that are not “higher-priced” (e.g. prime loans) are given a safe harbor of compliance. The final rule, as issued, is not expected to have a material impact on Peoples Neighborhood Bank’s lending activities and on Peoples statements of income or condition.

Jumpstart Our Business Startups (JOBS) Act

In April 2012, the JOBS Act became law. The JOBS Act is aimed at facilitating capital raising by smaller companies and banks and bank holding companies by implementing the following changes:

•	Raising the threshold requiring registration under the Securities Exchange Act of 1934 (Exchange Act) for banks and bank holding companies from 500 to 2,000 holders of record;

•	Raising the threshold for triggering deregistration under the Exchange Act for banks and bank holding companies from 300 to 1,200 holders of record;

•	Raising the limit for Regulation A offerings from $5 million to $50 million per year and exempting some Regulation A offerings from state blue sky laws;

•	Permitting advertising and general solicitation in Rule 506 and Rule 144A offerings;

•	Allowing private companies to use “crowd funding” to raise up to $1 million in any 12-month period, subject to certain conditions; and,

•

Creating a new category of issuer, called an “Emerging Growth Company”, for companies with less than $1 billion in annual gross revenue, which will benefit from certain changes that reduce the cost and burden of carrying out an equity initial public offering (IPO) and complying with public company reporting obligations for up to five years.

Future Legislation

Proposed legislation is introduced in almost every legislative session that would dramatically affect the regulation of the banking industry. We cannot predict if any such legislation will be adopted nor if adopted how it would affect the business of Peoples or Peoples Neighborhood Bank. Past history has demonstrated that new legislation or changes to existing laws or regulations usually results in greater compliance burden and therefore generally increases the cost of doing business.

Property

Peoples’ corporate headquarters is located at 82 Franklin Avenue, Hallstead, Susquehanna County, Pennsylvania. Peoples owns the facility which has approximately 9,800 square feet.

In addition to the above location, at December 31, 2012, Peoples owned 10 and leased two retail community banking offices. Peoples also owns an office building located at 241 Main Street, Hallstead, Susquehanna County, Pennsylvania, which serves as its Bank Secrecy Act facility and leases an office building located in Scranton, Lackawanna County, Pennsylvania, which serves as a loan production office. Peoples considers its properties to be suitable and adequate for its current and immediate future purposes.

Legal Proceedings

Peoples, Peoples Neighborhood Bank and its subsidiaries are not parties to any legal proceedings that could have a material effect on the financial condition or operating results of the Peoples. In addition, Peoples, Peoples Neighborhood Bank and its subsidiaries are not parties to any legal proceedings under federal and state environmental laws.

Information about Peoples’ Directors

The following provides information, as of December 31, 2012, about each director. The information presented includes information each director has given us about his age, all positions he holds, and his principal occupation for the past five years. The following also includes certain individual qualifications and skills that contribute to the board’s effectiveness as a whole. We believe that all of our directors have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business insight and an ability to exercise sound judgment, as well as a commitment to service.

William E. Aubrey II, age 50, has been a director of Peoples Financial Services Corp. and Peoples Neighborhood Bank since 2006 and Chairman of the board since 2008. His current term expires in 2016. He has been President and Chief Executive Officer of Gertrude Hawk Chocolates since 2003. The board has determined that Mr. Aubrey is qualified to be on the board due to his executive management experience gained by being President of two companies. He also brings knowledge gained by serving on several community boards and an education background in the finance area—MBA and CPA.

Alan W. Dakey, age 61, has been a director of Peoples Financial Services Corp. and Peoples Neighborhood Bank since 2009. His current term expires in 2015. He has been President/Chief Executive Officer of Peoples and Peoples Neighborhood Bank since 2009. The board has determined that Mr. Dakey is qualified to be on the board due to his 38 years of banking experience including titles as Chief Executive Officer, President, and Chairman of the board. He also holds a MBA in Finance from The University of Scranton and a BS in Accounting from Bloomsburg University.

Ronald G. Kukuchka, age 59, has been a director of Peoples Financial Services Corp. and Peoples Neighborhood Bank since 2007. His current term expires in 2014. He has been President of Ace Robbins, Inc. since 1982. The board has determined that Mr. Kukuchka is qualified to be on the board due to his leaderships skills gained from owning a successful petroleum company in our market area for over 25 years. He also brings experience gained by serving as director for the Pennsylvania Marketers & Convenience Store Association, director of the Tunkhannock Fireman’s Relief Association, and from being trustee of the Roy Piper Charitable Trust.

Richard S. Lochen, Jr., age 49, has been a director of Peoples Financial Services Corp. and Peoples Neighborhood Bank since 2003. His current term expires in 2014. He has been a Certified Public Accountant with the firm of Lochen & Chase PC since 1995. He was the former President/Chief Executive Officer of Peoples and Peoples Neighborhood Bank and Former Chief Administrative Officer of Peoples and Peoples Neighborhood Bank. The board has determined that Mr. Lochen is qualified to be on the board due to his knowledge of auditing publically-traded financial institutions that he gained during his career as a CPA, which included assisting in preparation of annual and quarterly filings with the SEC. He also brings executive leadership experience and understanding of the operations of Peoples gained from his serving as Chief Executive Officer of Peoples and Peoples Neighborhood Bank for four years.

George H. Stover, Jr., age 66, has been a director of Peoples Financial Services Corp. and Peoples Neighborhood Bank since 1992. His current term expires in 2014. He has been a Real Estate Appraiser since 1972. The board has determined that Mr. Stover is qualified to be on the board due to his leadership skills obtained from successfully operating his own insurance and real estate business for 40 years. In addition, Mr. Stover has expertise of real estate values due to being an experienced real estate appraiser.

Earle A. Wootton, age 68, has been a director of Peoples Financial Services Corp. and Peoples Neighborhood Bank since 2010. His current term expires in 2015. He is a director of the Community Foundation of Susquehanna and Wyoming Counties and the former President of a group of commercial printing and publishing companies. The board has determined that Mr. Wootton is qualified to be on the board due to his executive management skills acquired through being Chief Executive Officer of a printing company for 30 years. He also brings experience gained through being a previous director of a national bank for 18 years, and being the founder and chairman of a community foundation.

Joseph T. Wright, Jr., age 57, has been a director of Peoples Financial Services Corp. and Peoples Neighborhood Bank since 2009. His current term expires in 2016. He has been an attorney at law with Wright Reihner PC since 1980. The board has determined that Mr. Wright is qualified to be on the board due to his experience and knowledge gained while being a practicing attorney for over thirty years with involvement in numerous financially complex matters related to disputes involving shareholders, employment matters, contracts, valuation issues, real estate matters, and general business issues related to risk assessment.

Director Compensation

Each member of the board of directors receives $750 for each Peoples Neighborhood Bank board meeting, with the exception of the Chief Executive Officer. All Peoples Neighborhood Bank board members receive $500 for each committee meeting they attend and $300 for each branch meeting they attend, with the exception of the Chief Executive Officer. All directors receive a retainer of $14,000 per year, with the exception of the Chief Executive Officer. The Chairman receives an additional $800 per month. The Audit Committee Chairman receives an additional $250 per audit committee meeting.

Directors’ Supplemental Life Insurance Plan

Effective June 24, 2011, Peoples Neighborhood Bank established a director supplemental life insurance plan. All directors are eligible for the life insurance benefit, subject to medical underwriting acceptance. The plan currently insures seven (7) directors. The director life insurance benefit of $100,000 per participating director will be provided through a single premium BOLI program because BOLI is a more cost-effective way of providing the benefits. The eligible participating directors are not required to pay any premiums on the life insurance policy, but have the imputed value of the insurance coverage included in their taxable income.

Directors’ Deferred Compensation Plan

On March 26, 2011, Peoples Neighborhood Bank adopted the director Deferred Compensation Plan effective April 15, 2011. All current directors are eligible to participate in the director Deferred Compensation Plan. The plan allows for deferrals by participants of up to 100% of their director’s fees and bonuses. There is no maximum dollar limit on the amount that may be deferred by a participant each year. Participants are permitted to change their percentage of deferral annually. The participants are always 100% vested in the amount they defer and the earnings credited to their accounts. Participants are entitled to receive a distribution from their account upon: a termination of service, a change in control, or a specified date as allowed within the plan.

Directors’ Retirement

Peoples provides a retirement benefit to its non-employee directors. The plan requires a minimum of ten years of service unless a change of control occurs, in which case the directors become fully vested in the benefit. After the tenth year, the director is granted an annual retirement distribution of $150 times the director’s number of years of service on the board. This benefit is payable to the director or beneficiary for a ten-year period following retirement. Peoples has a mandatory retirement age of 70.

Directors’ Compensation Table

Name	Fees Earned or Paid in Cash	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation (1)	Total
William E. Aubrey II	$42,600	$0	$213	$42,813
Ronald G. Kukuchka	$29,500	$415	$566	$30,481
Richard S. Lochen, Jr.	$32,500	$131	$213	$32,844
George H. Stover, Jr.	$30,500	$0	$1,190	$31,690
Earle A. Wootton	$31,800	$0	$1,692	$33,492
Joseph T. Wright, Jr.	$32,700	$0	$520	$33,220

(1)	Amount reflects the Imputed Income on the directors Split Dollar Insurance Plan for 2012.

Executive Officers

The following table identifies each of the executive officers of Peoples and Peoples Neighborhood Bank, their age as of December 31, 2012, the position they currently hold and their professional experience during the prior five years.

Name	Age	Position and Prior Experience
Alan W. Dakey	61	President and Chief Executive Officer of Peoples and Peoples Neighborhood Bank since 2009. Former President/CEO/director of Mid Penn Bancorp, Inc.

Debra E. Dissinger	58	Secretary of Peoples and Executive Vice President/Chief Operations Officer/Chief Risk Officer of Peoples Neighborhood Bank

Joseph M. Ferretti	43	Senior Vice President/Chief Credit Officer of Peoples Neighborhood Bank

Scott A. Seasock	55	Senior Vice President/Chief Financial Officer of Peoples Neighborhood Bank since 2011. Former Chief Financial Officer of Community Bank and Trust

Executive Officers of Peoples are elected by the board of directors on an annual basis and serve at the discretion of the board of directors. There are no family relationships among any of the Executive Officers or directors of Peoples.

Executive Compensation

Compensation Discussion and Analysis

Overview of Objectives

The executive compensation program of Peoples is designed to provide a competitive based salary as well as provide incentives to our executive officers to effectively lead and manage our company and its growth strategy. Decisions regarding executive compensation are determined by Peoples compensation committee with the approval of the board of directors.

The program is designed to support annual and long-term company goals that create consistent profitable growth while providing long-term value to our shareholders. The objectives of Peoples’ executive compensation plan are to: (1) attract, motivate and retain highly qualified executives; (2) link total compensation to both individual performance and the performance of the bank and holding company; (3) appropriately balance short-term and long-term financial objectives, build shareholder value and reward individual, team and company performances, and (4) align executive and shareholder interests by including equity as part of total compensation.

In this compensation discussion and analysis, Peoples’ Chief Executive Officer, Chief Operating Officer/Chief Risk Officer, Chief Financial Officer, and Chief Credit Officer are referred to collectively as the “named executive officers.”

During the year ended December 31, 2012, Peoples compensated the named executive officers with a combination of base salary, cash bonus, equity compensation-through the Employee Stock Ownership Plan (“ESOP”), and benefit plans and perquisites which the compensation committee believed were comparable to other financial institutions of similar size in our region.

Components of the Compensation Program

Peoples’ executive compensation includes three key elements: base salary, annual cash incentives and benefit plans.

Base Salary

Base salary is the basic element of the executive compensation program and the foundation for setting incentive compensation target awards. The Committee determines the range of base salary to offer to a new executive by evaluating (1) the duties, complexities and responsibilities of the position; (2) the level of experience required, and (3) compensation for positions having similar scope and accountability as Peoples Neighborhood Bank’s peers. The Committee uses a peer group of banks with asset sizes of $500 million to $1 billion in total assets and located in the Northeast Pennsylvania region and sets initial compensation between 83 and 106 percent of the median salary for comparable positions within the peer group.

Each year, the Peoples compensation committee reviews each named executive officer’s individual performance, length and nature of experience and competency, and the potential for advancement in determining the amount of pay adjustments to recommend to the board of directors. The Chief Executive Officer’s and Chief Financial Officer’s salary increased at the percentage required by their employment agreements.

Annual Cash Incentives

In January 2008, the compensation committee recommended to the board of directors an Incentive Compensation Plan which was adopted by Peoples’ directors. Incentive Compensation represents the “at risk” portion of an executive’s pay. The compensation committee sets corporate goals for the named executive officers to achieve in order to qualify for a cash bonus. Measurements and weighting for 2012 contained both Economic Profit Targets and Individual Strategic Targets.

Economic Profit Targets based on achieving budgeted goals included: Net Income weighted at 50%, Total Average Assets at 5%, Return on Average Assets at 5%, Return on Average Equity at 5%, and Efficiency Ratio at 5%. The net income factor is determined on a sliding scale allowing for the bonus calculation to be less than 50% for a graduated variance of under budget performance, and to be more than 50% on a graduated scale for being over budget. Peoples believes financial goals create a strong and objective link between executive compensation and shareholder value creation. Peoples uses economic profit as the measurement for financial goal achievement because it promotes the simultaneous optimization of growth, earnings and capital efficiency. Peoples believes economic profit is the best indicator of long-term shareholder value creation and correlates well with long-term stock price appreciation.

The non-economic component for the cash bonus, which was weighted at 30%, was based on Individual Strategic Goals. Strategic plans were outlined for each officer and attainment of the target was based on the execution of the related department’s strategic goals. The board sets separate goals to align executives’ interests with the financial performance of either Peoples or their individual area of responsibility.

If the executive did not meet the established goals, the compensation committee had the discretion to award the bonus based upon their best judgment and other considerations. In order to ensure that the risks associated with the cash incentive plan are minimized, each named executive officer can only earn up to a percentage of base salary, as determined by the compensation committee, based upon the specific position held by the named executive officer and the responsibilities associated with such position. Additionally, in order to minimize any risk associated with the Cash Incentive Plan, the named executive officers, effective with the 2010 bonuses, are required to sign a clawback agreement, as discussed in detail below.

Clawback Agreement

In order to participate in the Cash Incentive Plan, all executives are required to sign a clawback agreement. The clawback agreement allows Peoples to recover any overpayment of the cash incentive in the event that Peoples is required to restate its financial statements because of a material financial reporting violation or an executive’s misconduct or fraudulent activity. The policy applies to any current or former executive officer who received a bonus under the plan during the three-year period preceding the date on which the restatement is required. Nevertheless, the three-year period does not extend before the year 2010.

Benefits

ESOP. Peoples designed an ESOP as a long-term incentive to focus executives on long-term value creation and to provide balance to the annual incentives. The ESOP covers substantially all employees who meet the eligibility requirements and was intended to reward all employees, including the named executive officers, based upon Peoples’ long-term success as measured by shareholder return.

401(k) and Profit Sharing Plan. Peoples Neighborhood Bank also maintains a profit sharing plan under the provisions of Section 401(k) of the Internal Revenue Code in an effort to provide all employees with a means by which they can save for retirement and also to provide tax-deferred compensation, not to exceed the amount allowed under the Internal Revenue Code, as a reward for saving for retirement.

Health Insurance. Named executive officers participate in Peoples’ other benefit plans on the same terms as other employees. These plans include medical, life insurance and flex spending account benefits and are standard in the industry.

Supplemental Employee Retirement Plan. In 2004, Peoples provided a supplemental employee retirement plan (“SERP”) to Ms. Dissinger as appreciation for her years of service and to incent her to continue to serve Peoples Neighborhood Bank. Peoples also provided SERPs to Messrs. Dakey, Ferretti, and Seasock, to incent them to continue to serve Peoples Neighborhood Bank and to assure the overall competiveness of Peoples’ executive compensation program. The SERP benefits vest over time, unless a change of control occurs.

Split Dollar Insurance Agreement. In 2004, Peoples provided a split dollar insurance agreement to Ms. Dissinger as an inducement to continue to utilize her best efforts on behalf of Peoples Neighborhood Bank. Under the agreement, Ms. Dissinger would be entitled to a death benefit while employed of either two times her salary to a maximum of $400,000 or 100% of the Net Death Proceeds.

Perquisites

The compensation committee regularly reviews Peoples’ perquisites and believes they are appropriate and modest when compared to peer companies and are necessary to attract and retain high-caliber talent. Peoples Neighborhood Bank provides a vehicle allowance to its Chief Executive Officer, Chief Financial Officer, and Chief Credit Officer as they are required to entertain business clients. The Committee also believes that country clubs can serve as appropriate forums for building client relationships and for community interaction. Peoples Neighborhood Bank reimburses monthly membership expenses for Messrs. Dakey and Ferretti based on demonstrable business requirements, which are approved monthly and reviewed annually.

Impact of Prior Compensation in Setting Elements of Compensation

Prior compensation of the named executive officers does not impact how Peoples sets elements of current compensation. The compensation committee believes that current total compensation must be sufficient to attract, motivate and retain top management. The compensation committee analyzes outstanding option grants, outstanding plan awards and overall stock ownership for each of the named executive officers to ensure that future change-in-control agreements and other benefits provide appropriate and relevant incentives to the executives.

The Role of Management in Determining Compensation

The Chief Executive Officer sets performance goals for the other named executive officers. The board of directors sets performance goals for the Chief Executive Officer. The Chief Executive Officer reviews each of the other named executive officer’s yearly performance and discusses the performance review with and makes a recommendation on increases to base salary to the compensation committee. The compensation committee then presents its recommendations for increases in base salary to the board of directors for all named executive officers. No named executive officer is present when the compensation committee or the board of directors discusses his/her respective compensation levels.

The Role of the Compensation Committee

The compensation committee is responsible for recommending compensation policies to the board for approval, as well as developing and implementing the compensation programs for the named executive officers and other key members. Key items pertaining to executive compensation such as base salary increases, Incentive Compensation Plan, and the offering of SERP agreements are submitted to the board for approval following the review and recommendation of the compensation committee. The Chief Executive Officer consults with the compensation committee in determining the specific individual Strategic Goals outlined in the Incentive Compensation Plan, but does not participate in discussions on his own compensation.

Operating within the framework of duties and responsibilities established by the board, the compensation committee’s role is to assure Peoples’ (1) compensation strategy is aligned with the long-term interests of the shareholders and members; (2) compensation structure is fair and reasonable; and (3) compensation reflects both corporate and individual performance.

Compensation Committee Consultants

The compensation committee’s charter provides that any outside compensation consultants who offer advice on compensation levels and benefits for the Chief Executive Officer or other senior executives will be retained by the compensation committee, report to the chair of the compensation committee and submit fee statements for approval to the chair of the compensation committee. The consultant’s findings are reported directly to the compensation committee. Any other consulting services by such compensation consultants for Peoples must be approved in advance by the compensation committee chair. A consultant was not used by the Committee in 2012.

Accounting and Tax Treatments

All elements of compensation, including salaries, generate charges to earnings under generally accepted accounting principles (GAAP). Generally, no adjustment is made to compensation based on accounting factors, but the tax effect of various types of compensation are considered. Code Section 409A implemented tax rules applicable to nonqualified deferred compensation arrangements, and steps to comply with such rules have been taken to the extent applicable.

Material Difference in Compensation

The material difference in compensation between the named executive officers is the amount of base salary paid to each. As base salary is determined by reference to the position of the individual, the amount of experience of the individual, and the performance of the individual, the compensation committee believes the differences are warranted.

Benchmarking

Periodically, the compensation committee measures Peoples’ senior management compensation levels with comparable levels in industry benchmark studies and peer group data. The bank participates in a survey provided by L.R. Webber Associates that benchmarks salary and benefits from Pennsylvania financial institutions who participated in the survey. Survey results are reported by bank asset size and geographic region. We use the survey data to compare our executive positions to those at other banking institutions with total asset size and geography similar to ours. The board of directors also considers salary levels for comparable positions in industries other than the financial services industry.

Company Stock Ownership

While we believe that it is important that the Peoples named executive officers and directors own shares of Peoples’ common stock, we do not have equity or security ownership requirements for executive officers or directors.

Executive Agreements

In 2012, Peoples was a party to employment agreements with the Chief Executive Officer, Chief Credit Officer and Chief Financial Officer. The officers’ employment agreements provide payment upon a termination without cause or a termination for “good reason” in consideration for a noncompetition provision which restricts their ability to compete with Peoples in certain events. Termination without cause and termination for “good reason” provisions are standard in the industry for executives to give the executive some security that in the event he is terminated without cause or he suffers an adverse employment action, that he will receive some compensation during the transition phase.

The Chief Operations Officer/Chief Risk Officer has a Change in Control Agreement. All of these agreements are designed to be part of a competitive compensation package, thereby aiding in attracting and retaining top quality executives. The agreements are designed to (1) assure the continuity of executive management and (2) ensure executive management is able to objectively evaluate any change in control proposal and act in the best interests of shareholders during a possible acquisition, merger or combination.

Compensation

The compensation committee makes its recommendations on compensation policies and practices after thoughtful deliberation of the effects such practices may have on employees as they relate to risk management and risk-taking incentives and if such policies and practices could create risks that are “reasonably likely to have a material adverse effect” on Peoples. The risk-reward structure of Peoples is based primarily on Peoples’ goals rather than individual goals for the purpose of aligning individual rewards with the interest of the shareholders and encouraging teamwork and as such, Peoples has determined that all of its compensation policies and practices, including those for employees other than the named executive officers, are not reasonably likely to have a material adverse effect on Peoples.

Summary Compensation Table

The table below sets forth information with respect to annual compensation awarded to, earned by, or paid to each of the Chief Executive Officer, the Chief Financial Officer, and to the other named executive officers to the extent such person’s total compensation exceeded $100,000 for the years ended December 31, 2012, 2011 and 2010.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Alan W. Dakey President and Chief Executive Officer	2012	202,248	50,562	30,873	42,956	(1)	326,639
	2011	190,800	64,099	19,700	37,390	(1)	311,989
	2010	180,000	49,500	0	28,206	(1)	257,706
Scott A. Seasock Senior VP/ Chief Financial Officer	2012	152,250	22,838	5,782	22,275	(2)	203,145
	2011	136,077	28,928	0	8,625	(2)	173,630
Debra E. Dissinger Chief Operating Officer/Chief Risk Officer	2012	140,080	21,012	11,065	13,429	(3)	185,586
	2011	136,000	27,795	10,538	12,677	(3)	187,010
	2010	128,000	22,464	10,036	10,357	(3)	170,857
Joseph M. Ferretti Executive VP/Chief Credit Officer	2012	133,900	20,085	3,499	25,574	(4)	183,058
	2011	130,000	25,838	3,325	23,321	(4)	182,484
	2010	122,000	20,385	0	10,006	(4)	152,391

(1)	Includes director’s fees of $0, $4,500 and $6,000; deferred compensation of $7,500, $0 and $0; automobile allowance of $12,000 for each year; ESOP contributions of $12,500, $12,015 and $9,609; 401(k) plan contributions of $8,004, $5,927 and $415; health and wellness program incentives of $500, $500 and $182; and country club dues of $2,452, $2,448 and $0 in 2012, 2011 and 2010, respectively.
(2)	Includes automobile allowance of $9,000 and $8,625; ESOP contributions of $9,059 and $0; 401(k) plan contributions of $4,216 and $0 in 2012 and 2011, respectively.
(3)	Includes ESOP contributions of $8,393, $7,923 and $6,406; 401(k) plan contributions of $5,036, $4,754 and $3,840; and health and wellness program incentives of $0, $0 and $111 in 2012, 2011 and 2010, respectively.
(4)	Includes automobile allowance of $9,000, $7,500 and $0; ESOP contributions of $7,987, $7,519 and $6,257; 401(k) plan contributions of $4,792, $4,512 and $3,749; health and wellness program incentives of $189, $183 and $0; and country club dues of $3,606, $3,607 and $0 in 2012, 2011 and 2010, respectively.

Non-equity Incentive Compensation Plan—In January 2008, the compensation committee recommended to the board of directors an Incentive Compensation Plan which was approved by Peoples’ directors. The compensation committee sets corporate goals for the named executive officers to achieve in order to qualify for a cash bonus. Cash bonus awards to the named executive officers for 2012 are structured as follows: President/Chief Executive Officer—25% of base salary; CRO/COO—15% of base salary; CFO—15% of base salary, and CCO—15% of base salary. Measurements for 2012 were as follows: a minimum of 70% of the targets were tied to economic profit targets with the remaining 30% based on execution of the related department strategic goals. Net income was weighted on a graduated scale with a 50% weight if the budget target was reached and then calculated on a sliding scale of additional bonus credits for additional revenue or a decrease of bonus credits for under-goal revenue on the same sliding scale. The four other economic targets were compared to budget- total average assets, if at goal or above, was valued at 5% maximum of base salary, return on average assets (ROAA) also at 5%, return on average equity (ROAE) also at 5%, and the efficiency ratio also at 5%. The non-economic component for the cash bonus, which made up the last 30%, was based on strategic goals. Strategic plans outlined for each officer were payable based on the execution of the related department’s strategic goals. The results for 2012 were that each executive officer received 90% in bonus credits for exceeding the budgeted net income goal, another 20% for reaching each of the other four economic profit targets valued at 5% each, and the last component, which was based on completion of each officer’s personal strategic goals, ranged between 22% and 30% for the named executive officers. This resulted in bonus payments of: Chief Executive Officer, Alan Dakey, received 100% of 25% of his base pay or $50,562; Chief Operations Officer/Chief Risk Officer, Debra Dissinger, received 100% of 15% of her base pay or $21,012; Chief Credit Officer, Joseph Ferretti, received 100% of 15% of his base pay or $20,085 and Chief Financial Officer, Scott Seasock, received 100% of 15% of his base pay or $22,838.

ESOP—Contributions to the ESOP are at the discretion of the board of directors. Employer contributions are allocated to participant accounts based on their percentage of total base and short-term incentive compensation for the plan year. The amounts contributed to the plan are the same percentage of compensation for the named executive officers as for all employees. During 2012, total contributions to the plan charged as an expense to operations were $262,000. Under the terms of the ESOP, the trustee must invest assets primarily in common stock of Peoples. Under the ESOP, employee participants are entitled to voting rights attributable to stock allocated to their accounts.

401(k)—The plan covers substantially all employees who have completed one year of service. Contributions to the plan by Peoples Neighborhood Bank equal 50% of the employee contribution up to a maximum of 6% of annual salary. During 2012, total employer contributions to the plan charged as an expense to operations were $137,000.

Outstanding Equity Awards at Fiscal Year End December 31, 2012

Option Awards

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date
Debra E. Dissinger	150	0	0	$27.50	6/1/2013
	150	0	0	$34.10	11/12/2014
	150	0	0	$30.75	10/3/2015
Joseph M. Ferretti	150	0	0	$27.50	6/1/2013
	150	0	0	$34.10	11/12/2014
	150	0	0	$30.75	10/3/2015

Option Exercises

There were no option exercises in 2012.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Alan W. Dakey	Executive Supplemental Retirement Plan	2	$19,700	$0
Debra E. Dissinger	Executive Supplemental Retirement Plan	37	$78,074	$0
Joseph M. Ferretti	Executive Supplemental Retirement Plan	15	$8,810	$0

Payments Upon Termination of Employment

The following chart outlines the benefits payable to the named executive officers upon a termination of employment and assumes that the termination of employment occurred on December 31, 2012:

Name	Termination Without “Cause”		Termination for “Good Reason”		Termination after a Change in Control
Alan W. Dakey	$469,194	(1)	$469,194	(1)	$668,420	(2)
Debra E. Dissinger	91,206	(7)	91,206	(7)	493,334	(3)
Joseph M. Ferretti	304,785	(4)	304,785	(4)	381,537	(5)
Scott A. Seasock	339,882	(6)	339,882	(6)	339,882	(6)

(1)	Mr. Dakey would receive $404,248 under his Employment Agreement, $50,195 under his SERP, and $14,751 in health benefits.
(2)	Mr. Dakey would be eligible for $423,367 under his Employment Agreement, a lump sum payment of $229,915 under his SERP, and $14,751 in health benefits.
(3)	Ms. Dissinger would receive $280,160 under her Change in Control Agreement and $213,174 under her SERP. Under the SERP agreement Ms. Dissinger would be eligible for the stated retirement benefit which is $20,000 per year for 15 years.
(4)	Mr. Ferretti would receive $267,800 under his Employment Agreement, $7,483 under his SERP, and $29,502 in health benefits.
(5)	Mr. Ferretti would be eligible for $153,622 under his Employment Agreement and a lump sum payment of $227,915 under his SERP.
(6)	Mr. Seasock would receive $304,500 under his Employment Agreement, a lump sum of $5,880 under his SERP, and $29,502 in health benefits.
(7)	Ms. Dissinger would receive $91,206 under her SERP.

Supplemental Employee Retirement Plans—In 2004, Peoples entered into a Supplemental Executive Retirement Plan with Debra Dissinger, Chief Operations Officers/Chief Risk Officer. The amount of the normal retirement benefit is $20,000 per annum, paid to the executive for 15 years. Upon a change in control, Ms Dissinger will become vested in her benefit. On May 9, 2011, Peoples entered into Supplemental Executive Retirement Plan agreements with Alan Dakey, Chief Executive Officer and Joseph Ferretti, Chief Credit Officer. The amount of the normal retirement benefit for Mr. Dakey is $30,000 per annum paid to the executive for 10 years. Mr. Ferretti’s benefit is based on his benefit percentage and his final pay. On May 8, 2012, Peoples entered into a Supplemental Executive Retirement Plan Agreement with Scott Seasock. Mr. Seasock would receive $20,000 for ten years upon retirement. In the event of a change of control, Messrs. Dakey, Ferretti and Seasock will receive the actuarially equivalent to their retirement benefit within ten (10) days of closing.

Employment Agreements—On November 30, 2009, Peoples entered into an employment agreement with Alan W. Dakey as President & Chief Executive Officer. In the event that Mr. Dakey’s employment is involuntarily terminated by Peoples without “cause” or the executive resigns from employment for “good reason” and no change in control shall have occurred at the date of such termination or resignation, Peoples shall pay (or cause to be paid) to the executive in cash within twenty days following termination or resignation, an amount equal to 2.0 times the highest sum of the following: (1) his taxable federal compensation reported on Form W-2 during each of the immediately preceding three calendar years; and (2) all amounts excluded from such compensation during the relevant calendar year by reason of Section 4(d) Code Section 125, and Code Section 401(k). If Mr. Dakey is terminated after a change in control, he will be entitled to 2.99 times his base amount as determined under Section 280G. In addition, executive shall be entitled to continuation of group health insurance benefits, at the same level enjoyed by executive immediately preceding the event, for one year following termination of the executive’s employment. In exchange for receipt of the severance payment where no change in control has occurred, the Chief Executive Officer is prohibited for a period of one year from the date of termination, from entering into any relationship with any enterprise which is engaged in a business which competes with Peoples. The Chief Executive Officer’s employment agreement is automatically renewed, on an annual basis, for a period of three years.

On January 18, 2011, Peoples entered into an employment agreement with Scott Seasock as Senior Vice President & Chief Financial Officer. In the event that Mr. Seasock’s employment is involuntarily terminated by Peoples without “cause” or the executive resigns from employment for “good reason” and no change in control shall have occurred at the date of such termination or resignation, Peoples shall pay (or cause to be paid) to the executive in cash within twenty days following termination or resignation, an amount equal to 2.0 times his Annual Base Salary. In addition, Mr. Seasock will be entitled to continuation of group insurance benefits, at the same level enjoyed by the executive immediately preceding the termination for the earlier of two (2) years following termination of employment or until he secures benefits from another employer. If Mr. Seasock is terminated after a change in control, he will be entitled to 2.0 times his Annual Base Salary. In addition, executive shall be entitled to continuation of group health insurance benefits, at the same level enjoyed by executive immediately preceding the event, for two years following termination of the executive’s employment. In exchange for receipt of the severance payment where no change in control has occurred, the Chief Financial Officer is prohibited for a period of one year from the date of termination, from entering into any relationship with any enterprise which is engaged in a business which competes with Peoples. The Chief Financial Officer’s employment agreement is automatically renewed, on an annual basis, for a period of three years. Notwithstanding the preceding provisions, in the event the lump sum payment described, when added to all other amounts or benefits would result in the imposition of an excise tax under Code Section 4999, such lump sum shall be reduced to the extent necessary to avoid such imposition.

On May 9, 2011, Peoples entered into an employment agreement with Joseph Ferretti as Senior Vice President & Chief Credit Officer. In the event that Mr. Ferretti’s employment is involuntarily terminated by Peoples without “cause” or the executive resigns from employment for “good reason” and no change in control shall have occurred at the date of such termination or resignation, Peoples shall pay (or cause to be paid) to the executive in cash within twenty days following termination or resignation, an amount equal to 2.0 times his Annual Base Salary. In addition, Mr. Ferretti will be entitled to continuation of group insurance benefits, at the same level enjoyed by the executive immediately preceding the termination for the earlier of two (2) years following termination of employment or until he secures benefits from another employer. If Mr. Ferretti is terminated after a change in control, he will be entitled to 2.0 times his Annual Base Salary. In addition, executive shall be entitled to continuation of group health insurance benefits, at the same level enjoyed by executive immediately preceding the event, for two years following termination of the executive’s employment. In exchange for receipt of the severance payment where no change in control has occurred, the Chief Credit Officer is prohibited for a period of one year from the date of termination, from entering into any relationship with any enterprise which is engaged in a business which competes with Peoples. The Chief Credit Officer’s employment agreement is automatically renewed, on an annual basis, for a period of three years. Notwithstanding the preceding provisions, in the event the lump sum payment described, when added to all other amounts or benefits would result in the imposition of an excise tax under Code Section 4999, such lump sum shall be reduced to the extent necessary to avoid such imposition.

Change in Control Agreements—Peoples also has entered into a change-in-control agreement with Ms. Dissinger. The agreement defines a change in control as having occurred (1) when any one person or a group acquires ownership of fifty percent or more of the total fair market value or total voting power of Peoples; (2) any one person or a group acquires thirty-five percent or more of the total voting power of Peoples; (3) a majority of Peoples’ board is replaced during any 12-month period by directors whose appointment was not endorsed by a majority of the current board; or (4) any person or a group acquires assets from Peoples or Peoples Neighborhood Bank that have a total gross fair market value equal to or more than forty percent of the total gross fair market value of all assets of Peoples.

The executive is entitled to certain benefits if, at any time within two years after the change in control, any of the following triggering events occurs: (1) employment is terminated by Peoples for any reason other than “cause” or disability of the executive; or (2) employment is terminated by the executive for “good reason.” “Good reason” is defined as (1) assignment to the executive of duties substantially inconsistent with the executive’s position, authority or responsibilities, or any other substantial adverse changes in the executive’s position, including title, authority or responsibilities; (2) Peoples’ failure to comply with any of the provisions of the agreement; (3) a required change of more than 50 miles in the executive’s principal place of work, except for travel reasonably required in performing the executive’s responsibilities; (4) a purported termination of the executive’s employment by Peoples which is not permitted by the agreement; (5) Peoples’ failure to require a successor company to assume the agreement; or (6) the executive’s good faith determination that the change in control resulted in the executive being substantially unable to carry out authorities or responsibilities attached to his or her position due to the change in control.

When a triggering event occurs following a change in control, the executive is entitled to two times the sum of the executive’s annual base salary. This change in control agreement is automatically renewed, on an annual basis, for a period of two years.

The Chief Executive Officer and other named executive officers are entitled to receive reimbursement for any legal fees and expenses, plus interest thereon that may be incurred in enforcing or defending his or her agreement.

Peoples’ Compensation Policies and Practices as they Relate to Risk Management.

The board of directors of Peoples has reviewed its compensation policies and practices and has determined that the policies and practices do not motivate imprudent risk taking and are not reasonably likely to have a material adverse effect on Peoples.

Compensation Committee Interlocks and Insider Participation

During Fiscal 2012, the compensation committee was comprised of at least three members, two of which are independent directors. An “independent” director is a director who is independent, as determined by the board, within the meaning of applicable stock exchange listing standards. Additionally, at least two members of the Committee must qualify as “non-employee directors” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and as “outside directors” for purposes of Section 162(m) of the Internal Revenue Code. There are no interlocking board memberships between officers of Peoples and any member of the compensation committee.

Director Independence

The provisions of Peoples’ Corporate Governance Guidelines regarding director independence meet the independence standards of the Nasdaq.

Pursuant to the Guidelines, the board undertook its annual review of director independence in December 2012. During this review, the board considered transactions and relationships between each director or any member of his immediate family and the Company and its subsidiaries and affiliates. The board also considered whether there were any transactions or relationships between directors or any member of their immediate family (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder) and members of Peoples’ senior management or their affiliates. As provided in the Guidelines, the purpose of this review was to determine whether any such relationships or transactions existed that were inconsistent with a determination that the director is independent.

As a result of this review, the board affirmatively determined that William E. Aubrey II, Ronald G. Kukuchka, George H. Stover, Jr., Joseph T. Wright, Jr., and Earle A. Wootton are independent of Peoples and its management under the standards set forth in the Corporate Governance Guidelines.

In determining the independence of each director, the board considered the following relationships, which it determined were immaterial to the directors’ independence. The board considered that Peoples and its subsidiaries in the ordinary course of business have, during the last three years, purchased products and services from companies at which some of our directors or their immediate family members were officers or employees during 2012. In each case, the amount paid to or received from these companies in each of the last three years did not approach the 2% of total revenue threshold in the Guidelines. The board also considered employment relationships with immediate family members of directors that involved compensation of less than the threshold of $120,000 in Peoples’ Guidelines. The board determined that none of the relationships it considered impaired the independence of the directors.

Related Party Transactions

Several of the Peoples’ directors, officers, their immediate family members and companies with which they are associated, are customers of Peoples Neighborhood Bank. During 2012, many of them had banking transactions with Peoples Neighborhood Bank, in the ordinary course of Peoples Neighborhood Bank’s business, and intend to do so in the future. Peoples Neighborhood Bank has a formal process with respect to the review and approval of loans extended by Peoples Neighborhood Bank to related persons. In 2006, Peoples Neighborhood Bank adopted written procedures to review and approve transactions with related persons. In accordance with these procedures all transactions with related persons must be approved or ratified by disinterested members of board of directors. All loans and commitments to loan included in such transactions were made under substantially the same terms, including interest rates, collateral, and repayment terms, as those prevailing at the time for comparable transactions with other persons not related to the lender and, in the opinion of Peoples Neighborhood Bank’s Management, do not involve more than the normal risk of collection or present other unfavorable features.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On June 28, 2013, Peoples’ board of directors approved the dismissal of ParenteBeard LLC as Peoples’ independent registered public accounting firm and approved the engagement of BDO USA LLP as Peoples’ new independent registered public accounting firm.

The reports of ParenteBeard LLC on Peoples financial statements as of and for the years ended December 31, 2012 and December 31, 2011 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During Peoples two most recent fiscal years and subsequent interim period preceding ParenteBeard LLC’s dismissal, there were: (i) no disagreements with ParenteBeard LLC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of ParenteBeard LLC would have caused ParenteBeard LLC to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements of Peoples; and (ii) no “reportable events” (as such term is defined in Item 304(a)(1)(v) of Regulation S-K).

Pursuant to Item 304(a)(3) of Regulation S-K, Peoples has provided a copy of the above disclosures and requested that ParenteBeard LLC furnish it with a letter addressed to the Commission stating whether or not ParenteBeard LLC agrees with the above statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

of Peoples Financial Services Corp.

Six Months Ended June 30, 2013 and 2012

Management’s Discussion and Analysis appearing on the following pages should be read in conjunction with the Consolidated Financial Statements contained in this Registration Statement.

Forward-Looking Discussion:

In addition to the historical information contained in this document, the discussion presented may contain and, from time to time, may make, certain statements that constitute forward-looking statements. Words such as “expects,” “anticipates,” “believes,” “estimates” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could” are intended to identify such forward-looking statements. These statements are not historical facts, but instead represent the current expectations, plans or forecasts of Peoples Financial Services Corp. and its subsidiaries (collectively, “Peoples”) regarding its future operating results, financial position, asset quality, credit reserves, credit losses, capital levels, dividends, liquidity, service charges, cost savings, effective tax rate, impact of changes in fair value of financial assets and liabilities, impact of new accounting and regulatory guidance, legal proceedings and other matters relating to Peoples and the securities that Peoples may offer from time to time. These statements are not guarantees of future results or performance and involve certain risks, uncertainties and assumptions that are difficult to predict, change over time and are often beyond Peoples control. Actual outcomes and results may differ materially from those expressed in, or implied by, forward-looking statements.

You should not place undue reliance on any forward-looking statement and should consider the uncertainties and risks discussed in the section entitled “Risk Factors,” in this Registration Statement, among others, and in any of Peoples subsequent Securities and Exchange Commission (“SEC”) filings. Forward-looking statements speak only as of the date they are made, and Peoples undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. Notes to the Consolidated Financial Statements referred to in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) are incorporated by reference into the MD&A. Certain prior period amounts have been reclassified to conform with the current year’s presentation.

Critical Accounting Policies:

Peoples financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires Peoples to establish critical accounting policies and make accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during those reporting periods.

For a further discussion of Peoples critical accounting policies, refer to Note 1 entitled, “Summary of significant accounting policies,” in the Notes to Consolidated Financial Statements for the year ended December 31, 2012, included in this Registration Statement. This note lists the significant accounting policies used by Peoples in the development and presentation of the financial statements. This MD&A, the Notes to Consolidated Financial Statements and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for the understanding and evaluation of Peoples financial position, results of operations and cash flows.

Review of Financial Position:

Total assets grew $17,451 or at an annualized rate of 5.2% to $688,974 at June 30, 2013, from $671,523 at December 31, 2012. For the six months ended June 30, 2013, total assets averaged $671,775, an increase of

$45,713 or 7.3%, from $626,062 for the same period of 2012. The 2013 balance sheet growth was driven by increases in total deposits of $22,624, an annualized growth rate of 7.9%. Interest-bearing deposits increased $12,883, while noninterest-bearing deposits grew $9,741. Loans, net, increased $26,440 or at an annualized rate of 11.4% to $492,213 at June 30, 2013, compared to $465,773 at December 31, 2012. Total stockholders’ equity increased $1,394 or at an annualized rate of 4.2%, to $67,590 at June 30, 2013 from $66,196 at year-end 2012.

Investment Portfolio:

The entire securities portfolio is held as available for sale, which allows for greater flexibility in using the investment portfolio for liquidity purposes by allowing securities to be sold when market opportunities occur. Investment securities totaled $138,758 at June 30, 2013, a decrease of $9,022 or 12.3% annualized from $147,780 at December 31, 2012. The decrease resulted from contractual maturities and payments received from mortgage backed securities which were not reinvested into the portfolio. The mortgage backed sector totaled $36,989, or 26.7% of the portfolio at June 30, 2013, as compared to $44,422, or 30.1% at December 31, 2012.

For the six months ended June 30, 2013, the investment portfolio averaged $146,290, an increase of $10,657 or 7.9% compared to $135,633 for the same period last year. The tax-equivalent yield on the investment portfolio decreased 33 basis points to 3.08% for the six months ended June 30, 2013, from 3.41% for the comparable period of 2012.

Securities available for sale are accounted for at fair value, with unrealized gains or losses net of deferred income taxes reported in the accumulated other comprehensive income component of stockholders’ equity. The carrying value of securities at June 30, 2013, included a net unrealized gain of $4,603 reported as accumulated other comprehensive income of $3,038 in stockholders’ equity, net of deferred income taxes of $1,565. This compares to a net unrealized gain of $7,388 at December 31, 2012, reported as an accumulated other comprehensive income of $4,876, net of deferred income taxes of $2,512.

Loan Portfolio:

Loans, net increased $26,440, or 11.4% annualized, to $492,213 at June 30, 2013 from $465,773 at December 31, 2012. The growth reflected increases in commercial loans and commercial real estate loans partially offset by decreases in residential real estate and consumer loans. Commercial loans increased $13,888, or 16.4% annualized, to $184,267 at June 30, 2013 compared to $170,379 at December 31, 2012. Commercial real estate loans increased $13,823, or 17.6% annualized, to $172,621 at June 30, 2013 compared to $158,798 at December 31, 2012.

Residential real estate mortgages decreased $296, or 0.5% annualized, to $117,231 at June 30, 2013 compared to $117,527 at December 31, 2012. Consumer loans decreased 10.3% annualized, or $975, to $18,094 at June 30, 2013 compared to $19,069 at December 31, 2012.

For the six months ended June 30, 2013, loans averaged $479,702, an increase of $20,825 or 4.5% compared to $458,877 for the same period of 2012. The tax-equivalent yield on the loan portfolio was 5.27% for the six months ended June 30, 2013, a decrease of 19 basis points from 5.46% for the same period last year.

In addition to the risks inherent in the loan portfolio, in the normal course of business, Peoples is also a party to financial instruments with off-balance sheet risk to meet the financing needs of customers. These instruments include legally binding commitments to extend credit, unused portions of lines of credit and commercial letters of credit made under the same underwriting standards as on-balance sheet instruments, and may involve, to varying degrees, elements of credit risk and interest rate risk (“IRR”) in excess of the amount recognized in the financial statements.

Unused commitments on June 30, 2013, totaled $122,214, consisting of $108,166 in unfunded commitments of existing loan facilities and $14,048 in standby letters of credit. Due to fixed maturity dates, specified conditions within these instruments, and the ultimate needs of Peoples customers, many will expire without being drawn upon. Management believes that amounts actually drawn upon can be funded in the normal course of operations and therefore, do not represent a significant liquidity risk to Peoples. In comparison, unused commitments, at December 31, 2012, totaled $77,342, consisting of $65,696 in unfunded commitments of existing loans and $11,646 in standby letters of credit.

Peoples records an allowance for off-balance sheet credit losses, if deemed necessary, separately as a liability. No allowance was deemed necessary at June 30, 2013 and December 31, 2012. Management does not anticipate that losses, if any, that may occur as a result of funding off-balance sheet commitments, would have a material adverse effect on Peoples operating results or financial position.

Asset Quality:

Nonperforming assets decreased $646 or 5.2% to $11,793 at June 30, 2013, from $12,439 at December 31, 2012. Peoples experienced decreases in all major categories of nonperforming assets. As a percentage of loans, net and foreclosed assets, nonperforming assets equaled 2.39% at June 30, 2013 compared to 2.66% at December 31, 2012.

Loans on nonaccrual status decreased $145 to $7,789 at June 30, 2013 from $7,934 at December 31, 2012. The reduction from year end was due primarily to a net decrease of $237 in commercial and commercial real estate loans partially offset by an increase of $92 in residential real estate loans.

The allowance for loan losses increased $154 to $6,735 at June 30, 2013, from $6,581 at the end of 2012. The unallocated element of the allowance for loan losses was $131 at June 30, 2013, and $1,016 at December 31, 2012. The reduction in the unallocated element was directionally consistent with improvements in credit quality ratios and the level of net charge-offs. Nonperforming assets as a percentage of loans, net and foreclosed assets declined from 2.66% at December 31, 2012, to 2.39% at June 30, 2013. In addition, loans charged-off, net of recoveries, for the six months ended June 30, equaled $176 or 0.7% of average loans outstanding in 2013 compared to $468 or 0.21% of average loans outstanding in 2012. As is inherent with all estimates, the allowance for loan losses methodology is subject to a certain level of imprecision as it provides reasonable, but not absolute, assurance that the allowance will be able to absorb probable losses, in their entirety, as of the financial statement date. Factors, among others, including judgments made in identifying those loans considered impaired, appraisals of collateral values and measurements of certain qualitative factors, all cause this imprecision and support the establishment of the unallocated element. Management believes the unallocated element is sufficient to cover any inherent losses in the loan portfolio that have not been identified as part of the allocated element at June 30, 2013.

Deposits:

Deposits are attracted within Peoples primary market area through the offering of various deposit instruments including demand deposit accounts, NOW accounts, money market deposit accounts, savings accounts, and time deposits, including certificates of deposit and IRA’s. During the six months ended June 30, 2013, total deposits increased $22,624, or 7.9% annualized, to $596,935 from $574,311 at December 31, 2012. Time deposits increased $659, or 1.1% annualized, to $118,092 at June 30, 2013, compared to $117,433 at December 31, 2012. Demand deposits, increased $9,741, or 19.2% annualized, to $112,063 at June 30, 2013, compared to $102,322 at December 31, 2012. Interest-bearing transaction accounts, including NOW, money market and savings accounts, increased $12,224, or 7.0% annualized, to $366,780 at June 30, 2013, compared to $354,556 at December 31, 2012.

For the six months ended June 30, 2013, average total deposits increased $75,396 to $578,973 compared to $503,577 for the same period of 2012. Noninterest-bearing deposits grew $11,392, while interest-bearing accounts increased $64,004. The cost of interest-bearing deposits decreased 20 basis points to 0.84% for the six months ended June 30, 2013, from 1.04% for the same six months of 2012.

Interest rates have been at historic lows for an extended period. Short term and core deposit rates have remained flat. As such, deposits have been attracted by offering rates on longer term time deposit products which are higher than other investment alternatives available to customers elsewhere in the market place. The added benefit of expanded FDIC insurance up to $250 has also made bank deposits an attractive investment vehicle for customers.

In addition to deposit gathering, Peoples has in place various secondary sources of liquidity to fund operations through exercising existing credit arrangements with the Federal Home Loan Bank (“FHLB”). Short-term borrowings at June 30, 2013, totaled $17,972 compared to $12,764 at December 31, 2012. Long-term debt was $2,717 at June 30, 2013, compared to $13,130 at year end 2012 due to the maturity of two $5,000 FHLB advances in the first quarter of 2013.

Market Risk Sensitivity:

The cumulative one-year rate sensitive assets (“RSA”)/rate sensitive liabilities (“RLS”) ratio equaled 0.67 at June 30, 2013 and 0.66 at December 31, 2012. Given the length of time that market rates have been at historical lows and the potential for rates to rise in the future, the focus of ALCO has been to create a positive static gap position in the near term. With regard to RSA, Peoples predominantly offered medium- term, fixed-rate loans as well as adjustable rate loans. Management continues to offer a promotional certificate of deposit with an 84-month term in order to lengthen the duration of Peoples RSL. This current position indicates that the amount of RSA repricing within one year would be less than that of RSL, thereby causing a reduction in net interest income with market rate increases. However, these forward-looking statements are qualified in the aforementioned section entitled “Forward-Looking Discussion” in this Management’s Discussion and Analysis.

As the static gap report fails to address the dynamic changes in the balance sheet composition or prevailing interest rates, management utilizes a simulation model to enhance asset/liability management. This model is used to create pro forma net interest income scenarios under various interest rate shocks. Model results at June 30, 2013, produced results similar to those indicated by the one-year static gap position. In addition, parallel and instantaneous shifts in interest rates under various interest rate shocks resulted in changes in net interest income that were well within policy limits. Management will continue to monitor IRR for the remainder of 2013 and employ deposit and loan pricing strategies and direct the reinvestment of loan and investment repayments in order to maintain a favorable IRR position.

Liquidity:

Peoples employs a number of analytical techniques in assessing the adequacy of Peoples liquidity position. One such technique is the use of ratio analysis related to the reliance on noncore funds to fund investments and loans maturing after June 30, 2013. Noncore funds at June 30, 2013, were comprised of time deposits in denominations of $100 or more, repurchase agreements and other borrowings. These funds are not considered to be a strong source of liquidity since they are very interest rate sensitive and are considered to be highly volatile. At June 30, 2013, the net noncore funding dependence ratio, the difference between noncore funds and short-term investments to long-term assets, was 2.0%, while the net short-term noncore funding dependence ratio, noncore funds maturing within one-year, less short-term investments to long-term assets equaled -3.0%. These ratios indicated that Peoples had very little or no reliance on noncore funds at June 30, 2013. Comparatively, these ratios strengthened from year-end 2012 at 3.7% and -1.7%, respectively, indicating the reliance on noncore funds has decreased slightly. The decrease in noncore funding reliance resulted primarily from an increase in fed funds sold and the decrease in long-term debt.

The Consolidated Statements of Cash Flows present the changes in cash and cash equivalents from operating, investing and financing activities. Cash and cash equivalents, consisting of cash on hand, cash items in the process of collection, deposit balances with other banks and federal funds sold, increased $1,274 during the six months ended June 30, 2013. Cash and cash equivalents increased $11,830 for the same period last year. For the six months ended June 30, 2013, net cash inflows of $16,089 from financing activities and $7,388 from operating activities were partially offset by a $22,203 net cash outflow from investing activities. For the same period of 2012, net cash inflows of $11,521 from financing activities and $3,890 from operating activities were partially offset by a $3,581 net cash outflow from investing activities.

Financing activities provided net cash of $16,089 for the six months ended June 30, 2013, and $11,521 for the same six months of 2012. Deposit gathering is Peoples predominant financing activity. During the first six months of 2013 deposit gathering increased, which resulted in a $22,624 increase in net cash. Similarly, deposit gathering provided net cash of $43,828 for the same period of 2012.

Operating activities provided net cash of $7,388 for the six months ended June 30, 2013, and $3,890 for the same period of 2012. Net income, adjusted for the effects of gains and losses along with noncash transactions such as depreciation and the provision for loan losses, is the primary source of funds from operations.

Investing activities primarily include transactions related to Peoples lending activities and investment portfolio. Investing activities used net cash of $22,203 for the six months ended June 30, 2013, compared to $3,581 for the same period of 2012. In both 2013 and 2012, a net increase in lending activities was the primary factor causing the net cash outflow from investing activities.

Capital:

Stockholders’ equity totaled $67,590 or $21.89 per share at June 30, 2013, compared to $66,196 or $21.46 per share at December 31, 2012. Net income of $4,562 for the six months ended June 30, 2013 was the primary factor leading to the improved capital position. Stockholders’ equity was also affected by cash dividends declared of $1,420, common stock issuances of $90 and other comprehensive losses resulting from market value fluctuations in the investment portfolio of $1,838 net of income taxes.

Year-to-date dividends declared equaled $0.46 per share in 2013, an increase of 9.5% compared to $0.42 in 2012. The dividend payout ratio was 31.1% for the six months ended June 30, 2013, compared to 27.8% for the same period in 2012. It is the intention of the Board of Directors to continue to pay cash dividends in the future. However, these decisions are affected by operating results, financial and economic decisions, capital and growth objectives, appropriate dividend restrictions and other relevant factors.

The adequacy of capital is reviewed on an ongoing basis with reference to the size, composition and quality of resources and regulatory guidelines. Management seeks to maintain a level of capital sufficient to support existing assets and anticipated asset growth, maintain favorable access to capital markets, and preserve high quality credit ratings. As of June 30, 2013, Peoples Neighborhood Bank’s Tier I capital to total average assets was 9.01%. The Tier 1 capital to risk weighted asset ratio was 11.59% and the total capital to risk weighted asset ratio was 12.84% at June 30, 2013. Peoples Neighborhood Bank was deemed to be well-capitalized under regulatory standards at June 30, 2013.

Review of Financial Performance:

For the six months ended June 30, 2013, net income equaled $4,562 or $1.48 per share, a decrease of $142 or 3.0% compared to $4,704 or $1.51 per share for the same period of 2012. Peoples return on average assets (“ROA”) and return on average equity (“ROE”) were 1.37% and 14.02% for the first half of 2013 compared to 1.51% and 16.02% for the same period of 2012.

Net Interest Income:

For the six months ended June 30, 2013, tax-equivalent net interest income increased $471 or 3.9% to $12,625 in 2013 from $12,154 in 2012. The net interest spread decreased to 3.80% for the six months ended June 30, 2013 from 3.86% for the six months ended June 30, 2012. The net interest margin decreased to 3.99% for the six month period ended June 30, 2013 from 4.10% for the same period in 2012.

For the six months ended June 30, 2013, tax equivalent interest revenue increased $46, or 0.3%, to $14,773 as compared to $14,727 for the six months ended June 30, 2012. The increase was primarily due to the growth in average earning assets which increased $40,963 to $637,517 for the first half of 2013 from $596,554 for the same period in 2012. The overall yield on earning assets, on a fully tax equivalent basis, decreased 29 basis points for the six months ended June 30, 2013 at 4.67% as compared to 4.96% for the six months ended June 30, 2012. This was a result of the continuation of the low interest rate environment along with increased market competition. The yield earned on loans decreased 19 basis points for the first half of 2013 to 5.27% from 5.46% for the same period of 2012. Average loans increased to $479,702 for the six months ended June 30, 2013 compared to $458,877 for the comparable period of 2012. Tax equivalent interest earned on loans was $12,525 for the six-month period ended June 30, 2013 compared to $12,427 for the same period in 2012, an increase of $98 or 0.8%.

Total interest expense decreased by $425 or 16.5%, to $2,148 for the six months ended June 30, 2013 from $2,573 for the six months ended June 30, 2012. This decrease was the result of a favorable rate variance as the cost of funds decreased to 0.87% for the six months ended June 30, 2013 as compared to 1.10% for the same period in 2012. Offsetting the favorable rate variance was an increase in the average volume of interest bearing liabilities comparing the six months ended June 30, 2013 and 2012. Average interest bearing liabilities increased to $495,479 for the six months ended June 30, 2013 as compared to $469,124 for the six months ended June 30, 2012. This increase was driven primarily by the increase in average interest bearing transaction accounts. Average savings, money market and NOW accounts increased $12,667, $7,173 and $36,886 comparing the six months ended June 30, 2013 to the same period in 2012.

The average balances of assets and liabilities, corresponding interest income and expense and resulting average yields or rates paid are summarized as follows. Averages for earning assets include nonaccrual loans. Investment averages include available-for-sale securities at amortized cost. Income on investment securities and loans is adjusted to a tax equivalent basis using the prevailing federal statutory tax rate of 34.0%.

	Six months ended
	June 2013			June 2012
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:
Earning assets:
Loans
Taxable	$446,743	$11,633	5.25%	$416,255	$11,197	5.41%
Tax exempt	32,959	892	5.46	42,622	1,230	5.80
Investments
Taxable	99,159	1,177	2.39	100,517	1,254	2.51
Tax exempt	47,131	1,055	4.51	35,116	1,041	5.96
Interest bearing deposits	562	2	0.72	1,076	5	0.93
Federal funds sold	10,963	14	0.26	968

Total earning assets	637,517	14,773	4.67%	596,554	14,727	4.96%
Less: allowance for loan losses	6,627			5,549
Other assets	40,885			35,057

Total assets	$671,775			$626,062

Liabilities and Stockholders’ Equity:
Interest bearing liabilities:
Money market accounts	$43,321	100	0.47%	$36,148	104	0.58%
NOW accounts	95,603	246	0.52	58,717	175	0.60
Savings accounts	218,040	478	0.44	205,373	659	0.65
Time deposits less than $100	81,832	782	1.93	78,623	853	2.18
Time deposits $100 or more	35,079	366	2.10	31,010	328	2.13
Short-term borrowings	16,270	64	0.79	40,514	111	0.55
Long-term debt	5,334	112	4.23	18,739	343	3.68

Total interest bearing liabilities	495,479	2,148	0.87%	469,124	2,573	1.10%
Non-interest bearing demand deposits	105,098			93,706
Other liabilities	5,565			4,199
Stockholders’ equity	65,633			59,033

Total liabilities and stockholders’ equity	$671,775			$626,062

Net interest income/spread		$12,625	3.80%		$12,154	3.86%

Net interest margin			3.99%			4.10%
Tax equivalent adjustments:
Loans		$303			$418
Investments		359			354

Total adjustments		$662			$772

Note:	Average balances were calculated using average daily balances. Interest income on loans includes fees of $148 in 2013 and $131 in 2012. Available-for-sale securities, included in investment securities, are stated at amortized cost with the related average unrealized holding gains of $7,343 and $5,429 for the six months ended June 30, 2013 and 2012 included in other assets. Tax-equivalent adjustments were calculated using the prevailing statutory tax rate of 34.0 percent

Provision for Loan Losses:

For the six months ended June 30, 2013, the provision for loan losses totaled $330. The provision for loan losses was $1,035 for the same period in 2012. The provision for loan losses was larger in 2012 to address concerns with respect to the level of the allowance in relation to a greater degree of uncertainty in local and national economic conditions at that time. Based on our most recent evaluation at June 30, 2013, management believes that the allowance was adequate to absorb any known or potential losses in our portfolio.

Noninterest Income:

For the six months ended June 30, 2013, noninterest income totaled $2,348, a decrease of $225 or 8.7% from $2,573 for the comparable period of 2012. Revenue received from the Wealth Management Division increased $113 year-to-date as a result of a pickup in appetite for investment type products and services as the economy slowly improves. Service charges, fees and commissions increased $92 to $1,632 for the six months ended June 30, 2013 from $1,540 for the first half of 2012. Mortgage banking income increased $37 to $413 for the six months ended June 30, 2013 from $376 for the same period last year as a result of an increase in the amount of loans sold in the six months ended June 30, 2013. Offsetting the increases in noninterest income for the six months ended June 30, 2013 was a $384 decrease in gains (loss) from sales of investment securities available-for-sale and a $90 loss resulting from the sale of other real estate owned compared to a $7 loss in the prior period.

Noninterest Expenses:

For the six months ended June 30, 2013, noninterest expense increased $897 or 12.4% to $8,109 in 2013 from $7,212 in 2012.

For the six months ended June 30, 2013, salaries and benefit related expenses totaled $3,958 or 48.8% of total noninterest expense, an increase of $479 from $3,479 or 48.2% of total noninterest expense for the same six months of 2012. Contributing to this increase was the additional staff at the new Westside office in Binghamton, New York which opened on December 28, 2012 in addition to normal merit increases.

For the six months ended June 30, 2013, net occupancy and equipment expense totaled $1,669, an increase of $126 or 8.2% from $1,543 for the same six months of 2012. Increased depreciation expense and other costs related to the Westside office caused the increase between comparable periods.

For the six months ended June 30, 2013, other expenses totaled $2,482, an increase of $292 or 13.3% compared to $2,190 for the same period of 2012. Insurance proceeds of $353 were received in 2012 for flood damages incurred in 2011 and offset other expenses on a comparative basis. There were no such payments received in 2013.

Income Taxes:

Peoples recorded income tax expense of $1,310 and $1,004 for the six-months ended June 30, 2013 and 2012. The effective tax rate increased to 22.3% in 2013 from 17.6% in 2012. Peoples recognized $170 in investment tax credits in 2013 compared to $370 in 2012. The credits are related to Peoples limited partnership investment in an elderly housing project.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

of Peoples Financial Services Corp.

Years Ended December 31, 2012 and 2011

Management’s Discussion and Analysis appearing on the following pages should be read in conjunction with the Consolidated Financial Statements of Peoples Financial Services Corp. found elsewhere in this joint proxy statement/prospectus.

Forward-Looking Statements

In addition to the historical information contained in this document, the discussion presented may contain and, from time to time, may make, certain statements that constitute forward-looking statements. Words such as “expects,” “anticipates,” “believes,” “estimates” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could” are intended to identify such forward-looking statements. These statements are not historical facts, but instead represent the current expectations, plans or forecasts of Peoples and its subsidiaries regarding its future operating results, financial position, asset quality, credit reserves, credit losses, capital levels, dividends, liquidity, service charges, cost savings, effective tax rate, impact of changes in fair value of financial assets and liabilities, impact of new accounting and regulatory guidance, legal proceedings and other matters relating to Peoples and the securities that Peoples may offer from time to time. These statements are not guarantees of future results or performance and involve certain risks, uncertainties and assumptions that are difficult to predict, change over time and are often beyond its control. Actual outcomes and results may differ materially from those expressed in, or implied by, forward-looking statements.

You should not place undue reliance on any forward-looking statement and should consider the uncertainties and risks discussed in the section entitled “Risk Factors,” in this joint proxy statement/prospectus, among others, and in any of Peoples subsequent Securities and Exchange Commission (“SEC”) filings. Forward-looking statements speak only as of the date they are made, and Peoples undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. Notes to the Consolidated Financial Statements of Peoples Financial Services Corp. referred to in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) are incorporated by reference into the MD&A. Certain prior period amounts have been reclassified to conform with the current year’s presentation.

Critical Accounting Policies

Peoples financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires Peoples to establish critical accounting policies and make accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during those reporting periods.

For a discussion of the recent Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”) refer to Note 1 entitled “Summary of significant accounting policies—Recent accounting standards,” in the Notes to Consolidated Financial Statements of Peoples Financial Services Corp. found elsewhere in this joint proxy statement/prospectus.

An accounting estimate requires assumptions about uncertain matters that could have a material effect on the financial statements if a different amount within a range of estimates were used or if estimates changed from period to period. Readers of this report should understand that estimates are made considering facts and circumstances at a point in time, and changes in those facts and circumstances could produce results that differ from when those estimates were made. Significant estimates that are particularly susceptible to material change within the near term relate to the determination of allowance for loan losses, determination of other-than-

temporary impairment, fair value of financial instruments, the valuations of real estate acquired in connection with foreclosures or satisfaction of loans and the valuation of loans deferred tax assets and liabilities. Actual amounts could differ from those estimates.

Peoples maintains the allowance for loan losses at a level it believes adequate to absorb probable credit losses related to individually evaluated loans, as well as probable incurred losses inherent in the remainder of the loan portfolio as of the balance sheet date. The balance in the allowance for loan losses account is based on past events and current economic conditions.

The allowance for loan losses account consists of an allocated element and an unallocated element. The allocated element consists of a specific portion for the impairment of loans individually evaluated and a formula portion for loss contingencies on those loans collectively evaluated. The unallocated element, if any, is used to cover inherent losses that exist as of the evaluation date, but which have not been identified as part of the allocated allowance using its impairment evaluation methodology due to limitations in the process.

Peoples’ management monitors the adequacy of the allocated portion of the allowance quarterly and adjusts the allowance for any deficiencies through normal operations. This ongoing evaluation reduces potential differences between estimates and actual observed losses. The determination of the level of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Accordingly, management cannot ensure that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required, resulting in an adverse impact on operating results.

In determining the requirement to record an other-than-temporary impairment on securities owned by Peoples, four main characteristics are considered including: (i) the length of time and the extent to which the fair value has been less than amortized cost; (ii) the financial condition and near-term prospects of the issuer; (iii) whether the market decline was affected by macroeconomic conditions and (iv) whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary impairment exists involves a high degree of subjectivity and judgment and is based on information available to management at a point in time.

Fair values of financial instruments, in cases where quoted market prices are not available, are based on estimates using present value or other valuation techniques which are subject to change.

Real estate acquired in connection with foreclosures or in satisfaction of loans is adjusted to fair value based upon current estimates derived through independent appraisals less cost to sell. However, proceeds realized from sales may ultimately be higher or lower than those estimates.

Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The amount of deferred tax assets is reduced, if necessary, to the amount that, based on available evidence, will more likely than not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

For a further discussion of Peoples critical accounting policies, refer to Note 1 entitled, “Summary of significant accounting policies,” in the Notes to Consolidated Financial Statements of Peoples Financial Services Corp. found elsewhere in this joint proxy statement/prospectus. This note lists the significant accounting policies used by Peoples in the development and presentation of the financial statements. This MD&A, the Notes to Consolidated Financial Statements of Peoples Financial Services Corp. and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for the understanding and evaluation of Peoples’ financial position, results of operations and cash flows.

Review of Financial Position

Peoples is headquartered in Northeastern Pennsylvania and offer traditional bank products and services, including loans, deposits and wealth management services, through its wholly-owned subsidiary, Peoples Neighborhood Bank. Peoples Neighborhood Bank operates twelve full-service community banking offices located within the contiguous four-county market area of Lackawanna, Wyoming and Susquehanna Counties in Pennsylvania and Broome County in New York. Each office, interdependent with the community, offers a comprehensive array of financial products and services to individuals, small- and medium-sized businesses and government entities. Peoples Neighborhood Bank has three subsidiaries, Peoples Advisors LLC, Peoples Financial Leasing LLC and Peoples Neighborhood Abstract LLC. Peoples Wealth Management, a division of Peoples Advisors LLC, engages in selling insurance products and provides investment advisory services to the general public. Peoples Financial Leasing LLC provides employee leasing services to Peoples Neighborhood Bank. Peoples Neighborhood Abstract LLC, a limited liability company, offers title insurance and abstract services to residential and commercial mortgage loan customers.

The continued weakness in economic conditions did not affect Peoples operations in 2012. Demand for loans was robust in its market area, while deposit gathering strengthened. Contrary to many financial institutions, its asset quality improved as the ratio of problem assets declined.

Recent events surrounding certain of its competitors experiencing asset quality and regulatory issues favorably impacted its loan demand. These financial institutions were forced to focus their efforts on improving their asset quality which curtailed their emphasis on meeting the needs of their existing commercial customer base. In addition, at the close of 2010, a major competitor and the only other community bank located in its market area was acquired by a large regional bank. Small- and medium-sized commercial customers used to having direct access to senior management and other primary officers, being able to receive prompt locally made decisions and offered flexible and reasonable terms chose to abandon their relationships and transferred accounts to Peoples. As a result of these events, its loan origination efforts prospered in 2012.

In addition to the favorable impact caused by the loss of a major competitor in its market area, one of the other major influences causing the strength of deposit gathering in 2012 was the effect of natural gas drilling. Many customers who own land in rural sections of Northeastern Pennsylvania were offered significant sums of money, including a flat land lease fee per acre and royalties for any gas extracted, by natural gas companies for drilling rights to their properties. In order to respond to the needs of these customers, Peoples began offering investment products and services specifically tailored to meet these needs through its retail community offices and wealth management division. The favorable deposit growth was also a function of the increase in commercial deposits as Peoples was successful in acquiring accounts of local school districts and municipalities.

Total assets increased $50.1 million or 8.1 percent to $671.5 million at December 31, 2012, from $621.4 million at December 31, 2011. Total assets averaged $640.8 million in 2012, an increase of $53.2 million or 9.1 percent from $587.6 million in 2011. Earning assets averaged $607.4 million and equaled 94.8 percent of total average assets in 2012, compared to $557.2 million or 94.8 percent of total average assets in 2011.

The balance sheet growth was driven by an increase in total deposits of $80.0 million or 16.2 percent to $574.3 million at the end of 2012, from $494.3 million at year-end 2011. The increase included a reclassification of approximately $30.0 million of deposits previously classified as borrowings in 2012. Total interest-bearing deposits increased $70.7 million or 17.6 percent, while noninterest-bearing deposits rose $9.3 million or 10.0 percent. Now account growth of $43.0 million and time deposit increases of $8.8 million were primarily responsible for the change in interest-bearing deposits in 2012. Short-term interest rates remained at historically low levels in 2012. As a result, Peoples experienced an 18 basis point reduction in its cost of funds to 1.07 percent in 2012 from 1.25 percent in 2011.

Loans, net increased $20.7 million or 4.7 percent to $465.8 million at December 31, 2012, from $445.1 million at December 31, 2011. Loans averaged $462.1 million and represented 76.1 percent of average earning assets in 2012, compared to $420.6 million or 75.5 percent in 2011. Corresponding with the reductions in short-term interest rates, the prime rate remained at 3.25 percent over the course of 2012. The tax-equivalent yield on the loan portfolio decreased 28 basis points to 5.36 percent in 2012 from 5.64 percent in 2011. Excess deposits not used to fund loans were directed into the investment portfolio. Investment securities available-for-sale increased $7.9 million to $147.8 million at the end of 2012 from $139.9 million at December 31, 2011. Similar to loan yields, the tax-equivalent yield on the investment portfolio declined 97 basis points in 2012. Overall, Peoples experienced a 38 basis point reduction in the tax-equivalent yield on earning assets to 4.81 percent in 2012 from 5.19 percent in 2011.

Stockholders’ equity equaled $66.2 million or $21.46 per share at December 31, 2012, and $59.6 million or $19.11 per share at December 31, 2011. Peoples leverage ratio was 9.17 percent at the end of 2012, compared to 9.42 percent at December 31, 2011. The leverage ratio, as well as all of its capital ratios, exceeded regulatory standards for well capitalized institutions. Accumulated other comprehensive income increased $1.2 million from year-end 2011, which resulted directly from an increase in the fair value of investment securities available-for-sale.

Investment Portfolio

Primarily, Peoples’ investment portfolio provides a source of liquidity needed to meet expected loan demand and generates a reasonable return in order to increase its profitability. Additionally, Peoples utilizes the investment portfolio to meet pledging requirements and reduce income taxes. At December 31, 2012, its portfolio consisted primarily of short-term U.S. Government mortgage-backed securities, which provide a source of liquidity and intermediate-term, tax-exempt state and municipal obligations, which mitigate its tax burden.

Its investment portfolio is subject to various risk elements that may negatively impact its liquidity and profitability. The greatest risk element affecting its portfolio is market risk or interest rate risk (“IRR”). Understanding IRR, along with other inherent risks and their potential effects, is essential in effectively managing the investment portfolio.

Market risk or IRR relates to the inverse relationship between bond prices and market yields. It is defined as the risk that increases in general market interest rates will result in market value depreciation. A marked reduction in the value of the investment portfolio could subject Peoples to liquidity strains and reduced earnings if it is unable or unwilling to sell these investments at a loss. Moreover, the inability to liquidate these assets could require it to seek alternative funding, which may further reduce profitability and expose it to greater risk in the future. In addition, since the entire investment portfolio is designated as available-for-sale and carried at estimated fair value, with net unrealized gains and losses reported as a separate component of stockholders’ equity, market value depreciation could negatively impact its capital position.

During 2012, the Federal Open Market Committee (“FOMC”) indicated that economic conditions warrant maintaining exceptionally low levels for the federal funds rate for an extended period. Yields on short-term U.S. Treasury securities hovered around the target range for the federal funds rate of 0 to 25 basis points in 2012, as economic data suggested weak employment conditions and relatively low inflation. Although many indicators pointed to an improving economy, albeit at moderate to slow rates, investors sought the relative safety offered by the U.S. Treasury which caused intermediate-and long-term rates to decline throughout 2012. Peoples’ investment portfolio consists primarily of fixed-rate bonds. As a result, changes in general market interest rates have a significant influence on the fair value of its portfolio. Specifically, the parts of the yield curve most closely related to its investments include the 2-year and 10-year U.S. Treasury securities. The yield on the 2-year U.S. Treasury note affects the values of its mortgage-backed securities, whereas the 10-year U.S. Treasury note influences the value of tax-exempt state and municipal obligations. The yield on the 2-year U.S. Treasury was unchanged throughout 2012 and closed the year at 0.25 percent. However, the yield on the 10-year U.S. Treasury declined 11 basis points from 1.89 percent at December 31, 2011, to 1.78 percent at December 31, 2012. Since bond prices move inversely to yields, Peoples experienced an increase in the aggregate fair value of its investment portfolio. Peoples reported net unrealized holding gains, included as a separate component of stockholders’ equity of $4.9 million, net of income taxes of $2.5 million, at December 31, 2012, and $3.6 million, net of income taxes of $1.9 million, at December 31, 2011.

The carrying values of the major classifications of available-for-sale securities as they relate to the total investment portfolio for the past three years are summarized as follows:

Distribution of investment securities available-for-sale

	2012		2011		2010
December 31	Amount	%	Amount	%	Amount	%
U.S. Government-sponsored enterprises	$32,931	22.28%	$32,776	23.43%	$38,785	31.85%
State and municipals:
Taxable	18,694	12.65	19,728	14.10	18,374	15.09
Tax-exempt	47,388	32.07	39,686	28.37	50,309	41.31
Corporate debt securities	3,871	2.62	3,850	2.75	4,020	3.30
Mortgage-backed securities:
U.S. Government agencies	21,554	14.59	16,912	12.09	4,476	3.68
U.S. Government-sponsored enterprises	22,868	15.47	26,263	18.77	4,527	3.72
Equity securities:
Preferred			117	0.08	54	0.04
Common	474	0.32	567	0.41	1,227	1.01

Total	$147,780	100.00%	$139,899	100.00%	$121,772	100.00%

Investment securities available-for-sale increased $7.9 million to $147.8 million at December 31, 2012, from $139.9 million at December 31, 2011. Deposit gathering was strong in 2012, as stock market volatility caused investors to seek safer alternatives and landowners in its market area continue to receive proceeds from leasing their properties to natural gas drilling companies. Excess deposited funds not used to fund loans were directed into the investment portfolio. Security purchases totaled $35.1 million in 2012, with the majority of the purchases consisted of U.S. Government agency and U.S. Government-sponsored enterprise mortgage-backed securities and tax-exempt state and municipal obligations.

Repayments of investment securities totaled $22.5 million in 2012. Peoples received proceeds of $4.8 million from the sale of investment securities in 2012. Net gains recognized on the sale of investment securities available-for-sale totaled $383 in 2012.

Peoples recognized other-than-temporary impairments (‘OTTI”) of $87 in 2011 and $164 in 2010 as a result of writing down certain common equity securities. There were no OTTI recognized for the year ended December 31, 2012. For additional information related to OTTI refer to Note 3 entitled “Investment securities available-for-sale,” in the Notes to Consolidated Financial Statements of Peoples Financial Services Corp. found elsewhere in this joint proxy statement/prospectus.

Investment securities averaged $134.1 million and equaled 22.1 percent of average earning assets in 2012, compared to $121.6 million and 21.8 percent in 2011. The tax-equivalent yield on the investment portfolio decreased 97 basis points to 3.27 percent in 2012 from 4.24 percent in 2011.

At December 31, 2012 and 2011, there were no securities of any individual issuer, except for U.S. Government agency mortgage-backed securities, that exceeded 10.0 percent of stockholders’ equity.

The maturity distribution of the amortized cost, fair value and weighted-average, tax-equivalent yield of the available-for-sale portfolio at December 31, 2012, is summarized as follows. The weighted-average yield, based on amortized cost, has been computed for tax-exempt state and municipals on a tax-equivalent basis using the prevailing federal statutory tax rate of 34.0 percent. The distributions are based on contractual maturity with the exception of equity securities. Equity securities with no stated contractual maturities are included in the “After ten years” maturity distribution. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Maturity distribution of available-for-sale portfolio

	Within one year		After one but within five years		After five but within ten years		After ten years		Total
December 31, 2012	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Amortized cost:
U.S. Government-sponsored enterprises			$15,770	3.16%	$13,605	3.81%			$29,375	3.46%
State and municipals:
Taxable	$240	2.72%			4,780	4.93	$11,591	5.05%	16,611	4.98
Tax-exempt			8,914	1.93	14,216	3.94	22,350	6.40	45,480	4.75
Corporate debt securities			3,011	6.18	1,027	6.01			4,038	6.14
Mortgage-backed securities:
U.S. Government agencies			3,020	1.75	14,661	1.04	3,851	2.81	21,532	1.46
U.S. Government-sponsored enterprises	3	6.18	6,770	1.02	12,262	1.00	3,833	2.31	22,868	1.23
Equity securities:
Preferred
Common							488	4.70	488	4.70

Total	$243	2.76%	$37,485	2.61%	$60,551	2.73%	$42,113	5.31%	$140,392	3.47%

Fair value:
U.S. Government-sponsored enterprises			$17,242		$15,689				$32,931
State and municipals:
Taxable	$243				5,370		$13,081		18,694
Tax-exempt			9,004		14,555		23,829		47,388
Corporate debt securities			2,705		1,166				3,871
Mortgage-backed securities:
U.S. Government agencies			3,033		14,520		4,001		21,554
U.S. Government-sponsored enterprises	3		6,779		12,232		3,854		22,868
Equity securities:
Preferred
Common							474		474

Total	$246		$38,763		$63,532		$45,239		$147,780

Loan Portfolio:

Economic factors and how they affect loan demand are of extreme importance to Peoples and the overall banking industry, as lending is a primary business activity. Loans are the most significant component of earning assets and they generate the greatest amount of revenue for it. Similar to the investment portfolio, there are risks inherent in the loan portfolio that must be understood and considered in managing the lending function. These risks include IRR, credit concentrations and fluctuations in demand. Changes in economic conditions and interest rates affect these risks which influence loan demand, the composition of the loan portfolio and profitability of the lending function.

The composition of the loan portfolio at year-end for the past five years is summarized as follows:

Distribution of loan portfolio

	2012		2011		2010		2009		2008
December 31	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Commercial	$170,379	36.58%	$160,828	36.13%	$112,526	28.80%	$82,287	24.52%	$71,723	22.65%
Real estate:
Commercial	158,798	34.09	145,554	32.70	136,910	35.04	116,294	34.66	107,084	33.82
Residential	117,527	25.23	118,125	26.54	119,424	30.56	116,150	34.62	120,813	38.16
Consumer	19,069	4.10	20,596	4.63	21,912	5.60	20,802	6.20	16,988	5.37

Loans, net	465,773	100.00%	445,103	100.00%	390,772	100.00%	335,533	100.00%	316,608	100.00%

Less: allowance for loan loss	6,581		5,349		4,100		3,337		3,002

Net loans	$459,192		$439,754		$386,672		$332,196		$313,606

Loans, net increased $20.7 million or 4.7 percent to $465.8 million at December 31, 2012, from $445.1 million at the end of 2011. Business loans, including commercial loans and commercial mortgages, increased $22.8 million to $329.2 million at December 31, 2012, from $306.4 million at year-end 2011. The strength of its loan demand was impacted by asset quality issues and merger related business disruptions of its competitors. Residential mortgages and consumer loans decreased $0.6 million and $1.5 million comparing December 31, 2012 and 2011.

Loans averaged $462.1 million in 2012, an increase of $41.5 million or 9.8 percent compared to $420.6 million in 2011. Taxable loans increased $39.2 million, while tax-exempt loans rose $2.3 million. Due to the increase in loan demand, the loan portfolio played a more prominent role in its earning asset mix. As a percentage of earning assets, average loans equaled 76.1 percent in 2012 compared to 75.5 percent in 2011.

The prime rate was unchanged at 3.25 percent for 2012. The continuation of low interest rates caused the tax-equivalent yield on its loan portfolio to decrease 43 basis points to 5.21 percent in 2012 from 5.64 percent in 2011. The effect of market rates on its loan portfolio’s yield can be further evidenced by evaluating quarterly loan yields, which continued to decline during 2012. After being unchanged in the first and second quarters at 5.45 percent, the tax-equivalent yield on the loan portfolio fell 11 basis points to 5.34 percent in the third quarter. Loan yields declined further in the fourth quarter, decreasing 10 basis points. With no anticipated date for change in general market rates in the near term, the yield on the loan portfolio may continue to decline as there are adjustable-rate loans in the portfolio that will reprice downward throughout the year. Moreover, increased competition will prompt more aggressive pricing for fixed rate intermediate term loans and lower yields further.

The maturity distribution and sensitivity information of the loan portfolio by major classification at December 31, 2012, is summarized as follows:

Maturity distribution and interest sensitivity of loan portfolio

December 31	Within one year	After one but within five years	After five years	Total
Maturity schedule:
Commercial	$25,996	$53,640	$90,743	$170,379
Real estate:
Commercial	10,189	40,093	108,516	158,798
Residential	5,473	22,074	89,980	117,527
Consumer	4,531	8,692	5,846	19,069

Total	$46,189	$124,499	$295,085	$465,773

Predetermined interest rates	$23,586	$49,581	$32,527	$105,694
Floating or adjustable interest rates	22,603	74,918	262,558	360,079

Total	$46,189	$124,499	$295,085	$465,773

As previously mentioned, there are numerous risks inherent in the loan portfolio. Peoples manages the portfolio by employing sound credit policies and utilizing various modeling techniques in order to limit the effects of such risks. In addition, it utilizes private mortgage insurance (“PMI”) and guaranteed Small Business Administration and Federal Home Loan Bank of Pittsburgh (“FHLB-Pgh”) loan programs to mitigate credit risk in the loan portfolio.

In an attempt to limit IRR and liquidity strains, Peoples continually examine the maturity distribution and interest rate sensitivity of the loan portfolio. For 2012, market interest rates remained at historically low levels. Given the potential for rates to rise in the future, it continued to place emphasis on originating short-term, fixed-rate and adjustable-rate loans. Fixed-rate loans represented 22.7 percent of the loan portfolio at December 31, 2012, compared to floating or adjustable-rate loans at 77.3 percent. Fixed-rate loans increased $9.1 million to $105.7 million at December 31, 2012 from $96.6 million at December 31, 2011. Comparatively, floating or adjustable-rate loans increased $11.6 million in 2012. Approximately 39.0 percent of the loan portfolio is expected to reprice within the next 12 months.

Additionally, its secondary market mortgage banking program provides it with an additional source of liquidity and a means to limit Peoples exposure to IRR. Through this program, Peoples is able to competitively price conforming one-to-four family residential mortgage loans without taking on IRR which would result from retaining these long-term, low fixed-rate loans on its books. The loans originated are subsequently sold in the secondary market, with the sales price locked in at the time of commitment, thereby greatly reducing its exposure to IRR.

Loan concentrations are considered to exist when the total amount of loans to any one borrower, or a multiple number of borrowers engaged in similar business activities or having similar characteristics, exceeds 10.0 percent of loans outstanding in any one category. Peoples provides deposit and loan products and other financial services to individual and corporate customers in its four-county market area. There are no significant concentrations of credit risk from any individual counterparty or groups of counterparties, except for geographic concentrations.

In addition to the risks inherent in its loan portfolio, in the normal course of business, Peoples is also a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These instruments include legally binding commitments to extend credit, unused portions of lines of credit and commercial letters of credit, and may involve, to varying degrees, elements of credit risk and IRR in excess of the amount recognized in the financial statements.

Credit risk is the principal risk associated with these instruments. Peoples involvement and exposure to credit loss in the event that the instruments are fully drawn upon and the customer defaults is represented by the contractual amounts of these instruments. In order to control credit risk associated with entering into commitments and issuing letters of credit, Peoples employs the same credit quality and collateral policies in making commitments that it uses in other lending activities. Peoples evaluates each customer’s creditworthiness on a case-by-case basis, and if deemed necessary, obtain collateral. The amount and nature of the collateral obtained is based on its credit evaluation.

The contractual amounts of off-balance sheet commitments at year-end for the past three years are summarized as follows:

Distribution of off-balance sheet commitments

December 31	2012	2011	2010
Commitments to extend credit	$8,563	$7,429	$5,617
Unused portions of lines of credit	57,133	45,320	32,225
Commercial letters of credit	11,646	17,051	18,170

Total	$77,342	$69,800	$56,012

Peoples records an allowance for off-balance sheet credit losses, if deemed necessary, separately as a liability. No allowance was deemed necessary at December 31, 2012 and 2011. Peoples does not anticipate that losses, if any, that may occur as a result of funding off-balance sheet commitments, would have a material adverse effect on its operating results or financial position.

Asset Quality

Peoples is committed to developing and maintaining sound, quality assets through its credit risk management policies and procedures. Credit risk is the risk to earnings or capital which arises from a borrower’s failure to meet the terms of their loan agreement. Peoples manages credit risk by diversifying the loan portfolio and applying policies and procedures designed to foster sound lending practices. These policies include certain standards that assist lenders in making judgments regarding the character, capacity, capital structure and collateral of the borrower.

With regard to managing its exposure to credit risk in light of general devaluations in real estate values, Peoples has established maximum loan-to-value ratios for commercial mortgage loans not to exceed 75.0 percent of the lower of cost or appraised value. With regard to residential mortgages, customers with loan-to-value ratios between 80.0 percent and 100.0 percent are required to obtain PMI. There are no residential mortgage loans outstanding with loan-to-value ratios in excess of 100.0 percent. The 80.0 percent loan-to-value threshold provides a cushion in the event the property is devalued. PMI is used to protect us from loss in the event loan-to-value ratios exceed 80.0 percent and the customer defaults on the loan. Written appraisals are obtained prior to final approval for all real estate loans. Appraisals are performed by an independent appraiser engaged by it, not the customer, who is either state certified or state licensed depending upon collateral type and loan amount.

With respect to lending procedures, lenders must determine the borrower’s ability to repay the credit based on prevailing and expected market conditions prior to requesting approval for the loan. The board of directors establishes and reviews, at least annually, the lending authority for all loan officers and branch managers. Credits beyond the scope of the loan officers and branch managers are forwarded to the loan committee. This committee, comprised of senior management, attempts to assure the quality of the loan portfolio through careful analysis of credit applications, adherence to credit policies and the examination of outstanding loans and delinquencies. These procedures assist in the early detection and timely follow-up of problem loans. Credits having an aggregated relationship of $2.5 million are subject to approval by its board of directors.

Credit risk is also minimized by quarterly internal reviews of the loan portfolio by the loan quality committee. These reviews aid Peoples in identifying deteriorating financial conditions of borrowers, allowing Peoples to assist customers in remedying these situations.

Nonperforming assets consist of nonperforming loans and foreclosed assets. Nonperforming loans include nonaccrual loans, restructured loans and accruing loans past due 90 days or more. For a discussion of its policy regarding nonperforming assets and the recognition of interest income on impaired loans, refer to the notes entitled, “Summary of significant accounting policies—Nonperforming assets,” and “Loans, net and allowance for loan losses” in the Notes to Consolidated Financial Statements of Peoples Financial Services Corp. located elsewhere in this joint proxy statement/prospectus.

Information concerning nonperforming assets for the past five years is summarized as follows. The table includes credits classified for regulatory purposes and all material credits that cause management to have serious doubts as to the borrower’s ability to comply with present loan repayment terms.

Distribution of nonperforming assets

December 31	2012	2011	2010	2009	2008
Nonaccrual loans:
Commercial	$2,278	$5,871	$5,490	$59	$244
Real estate:
Commercial	4,171	1,170	371	2,469	358
Residential	1,485	889	630		227
Consumer			22

Total nonaccrual loans	7,934	7,930	6,513	2,528	829

Restructured loans:
Commercial	1,641	1,667		559
Real estate:
Commercial					4,042
Residential
Consumer

Total restructured loans	1,641	1,667		559	4,042

Accruing loans past due 90 days or more:
Commercial	324	12	123	21	177
Real estate:
Commercial	22			218	68
Residential	21	337
Consumer	494	311	269

Total accruing loans past due 90 days or more	861	660	392	239	245

Total nonperforming loans	10,436	10,257	6,905	3,326	5,116

Foreclosed assets	2,003	399	3,387	5,534	5,171

Total nonperforming assets	$12,439	$10,656	$10,292	$8,860	$10,287

Nonperforming loans as a percentage of loans, net	2.24%	2.30%	1.77%	0.99%	1.63%
Nonperforming assets as a percentage of loans, net and foreclosed assets	2.66%	2.39%	2.61%	2.60%	3.23%

Peoples maintains the allowance for loan losses at a level it believes adequate to absorb probable credit losses related to individually evaluated loans, as well as probable incurred losses inherent in the remainder of the loan portfolio as of the balance sheet date. The balance in the allowance for loan losses account is based on past events and current economic conditions. Peoples employs the FFIEC Interagency Policy Statement, as amended, and GAAP in assessing the adequacy of the allowance account. Under GAAP, the adequacy of the allowance account is determined based on the provisions of FASB Accounting Standards Codification (“ASC”) 310 for loans specifically identified to be individually evaluated for impairment and the requirements of FASB ASC 450, for large groups of smaller-balance homogeneous loans to be collectively evaluated for impairment.

Peoples follows its systematic methodology in accordance with procedural discipline by applying it in the same manner regardless of whether the allowance is being determined at a high point or a low point in the economic cycle. Each quarter, its loan review division identifies those loans to be individually evaluated for impairment and those to be collectively evaluated for impairment utilizing a standard criteria. Internal loan review grades are assigned quarterly to loans identified to be individually evaluated. A loan’s grade may differ from period to period based on current conditions and events, however, it consistently utilizes the same grading system each quarter. Peoples consistently uses loss experience from the latest twelve quarters in determining the historical loss factor for each pool collectively evaluated for impairment. Qualitative factors are evaluated in the same manner each quarter and are adjusted within a relevant range of values based on current conditions to assure directional consistency of the allowance for loan loss account. Regulators, in reviewing the loan portfolio as part of the scope of a regulatory examination, may require the Company to increase its allowance for loan losses.

For a further discussion of its accounting policies for determining the amount of the allowance and a description of the systematic analysis and procedural discipline applied, refer to the note entitled, “Summary of significant accounting policies—Allowance for loan losses,” in the Notes to Consolidated Financial Statements of Peoples Financial Services Corp. located elsewhere in this joint proxy statement/prospectus.

A reconciliation of the allowance for loan losses and an illustration of charge-offs and recoveries by major loan category for the past five years are summarized as follows:

Reconciliation of allowance for loan losses

December 31	2012	2011	2010	2009	2008
Allowance for loan losses at beginning of period	$5,349	$4,100	$3,337	$3,002	$2,451
Loans charged-off:
Commercial	258	374	1,360	419	49
Real estate:
Commercial	100	77		948	93
Residential	96	9	25	46	4
Consumer	148	139	104	134	100

Total	602	599	1,489	1,547	246

Loans recovered:
Commercial	12	1	19	48	11
Real estate:
Commercial		2		50
Residential	74	1		3	34
Consumer	53	50	31	46	39

Total	139	54	50	147	84

Net loans charged-off	463	545	1,439	1,400	162

Provision for loan losses	1,695	1,794	2,202	1,735	713

Allowance for loan losses at end of period	$6,581	$5,349	$4,100	$3,337	$3,002

Ratios:
Net loans charged-off as a percentage of average loans outstanding	0.10%	0.13%	0.40%	0.43%	0.05%
Allowance for loan losses as a percentage of period end loans	1.41%	1.20%	1.05%	0.99%	0.95%

The allowance for loan losses increased $1,232 to $6,581 at December 31, 2012, from $5,349 at the end of 2011. The increase resulted from a provision for loan losses of $1,695 exceeding net loans charged-off of $463. The allowance for loan losses, as a percentage of loans, net of unearned income, was 1.41 percent at the end of 2012, compared to 1.20 percent at the end of 2011.

Past due loans not satisfied through repossession, foreclosure or related actions are evaluated individually to determine if all or part of the outstanding balance should be charged against the allowance for loan losses account. Any subsequent recoveries are credited to the allowance account. Net loans charged-off decreased $82 or 15.0 percent to $463 in 2012 from $545 in 2011. Net charge-offs, as a percentage of average loans outstanding, equaled 0.10 percent in 2012 and 0.13 percent in 2011.

The allocation of the allowance for loan losses for the past five years is summarized as follows:

Allocation of the allowance for loan losses

	2012		2011		2010		2009		2008
December 31	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Allocated allowance:
Specific:
Commercial	$327	1.11%	$698	1.89%	$663	1.51%	$108	2.58%	$243	0.38%
Real Estate:
Commercial	239	1.53	40	1.76	122	2.28	578	0.31	331	1.39
Residential	283	0.33	71	0.28	9	0.17	18	0.11	30	0.05
Consumer	6		1		31	0.01	17	0.01

Total specific	855	2.97	810	3.93	825	3.97	721	3.01	604	1.82

Formula:
Commercial	1,697	35.47	1,349	34.24	1,033	27.28	178	21.94	152	22.27
Real Estate:
Commercial	1,862	32.56	1,475	30.94	1,262	32.75	1,434	34.35	1,233	32.43
Residential	923	24.90	690	26.26	717	30.39	728	34.51	608	38.11
Consumer	228	4.10	197	4.63	212	5.61	199	6.19	151	5.37

Total formula	4,710	97.03	3,711	96.07	3,224	96.03	2,539	96.99	2,144	98.18

Total allocated allowance	5,565	100.00%	4,521	100.00%	4,049	100.00%	3,260	100.00%	2,748	100.00%

Unallocated allowance	1,016		828		51		77		254

Total	$6,581		$5,349		$4,100		$3,337		$3,002

The allocated element of the allowance for loan losses account increased $1,044 to $5,565 at December 31, 2012, compared to $4,521 at December 31, 2011. Both the specific and formula portions of the allowance for loan losses increased from the end of 2011. The specific portion of the allowance for impairment of loans individually evaluated under FASB ASC 310, increased $45 to $855 at December 31, 2012, from $810 at year-end 2011. In addition, the formula portion of the allowance for loans collectively evaluated for impairment under FASB ASC 450, increased $999 to $4,710 at December 31, 2012, from $3,711 at December 31, 2011. The total loss factor for collectively evaluated loans increased from year-end 2011 due an increase in the qualitative factors related to the continued unrest in the economic climate.

The unallocated element equaled $1,016 representing 15.4 percent of the total allowance for loan losses at December 31, 2012, compared to $828 or 15.5 percent at December 31, 2011. Peoples believes the increase in the unallocated element was appropriate given the significant growth in the loan portfolio and the higher amount of commercial loan originations, which have a greater degree of complexity as compared to other loan types. Moreover, the increase is directionally consistent in accordance with supervisory guidance on the allowance for loan losses.

As is inherent with all estimates, the allowance for loan losses methodology is subject to a certain level of imprecision as it provides reasonable, but not absolute, assurance that the allowance will be able to absorb probable losses, in their entirety, as of the financial statement date. Factors, among others, including judgments made in identifying those loans considered impaired, appraisals of collateral values and measurements of certain qualitative factors, all cause this imprecision and support the establishment of the unallocated element. Peoples believes the unallocated element is sufficient to cover any inherent losses in the loan portfolio that have not been identified as part of the allocated element at December 31, 2012.

The coverage ratio, the allowance for loan losses account, as a percentage of nonperforming loans, is an industry ratio used to test the ability of the allowance account to absorb potential losses arising from nonperforming loans. The coverage ratio was 63.1 percent at December 31, 2012, compared to 52.1 percent at December 31, 2011. Peoples believes that its allowance account was adequate to absorb probable credit losses at December 31, 2012.

Deposits

Peoples deposit base is the primary source of funds to support its operations. Peoples offer a variety of deposit products to meet the needs of its individual and commercial customers. Similar to the banking industry, it also experienced strong demand for its deposit products for the third consecutive year. Total deposits grew $80.0 million or 16.2 percent to $574.3 million at December 31, 2012, from $494.3 million at the end of 2011. As aforementioned, the deposit increase in 2012 included a reclassification of approximately $30.0 million of deposits previously classified as short-term borrowings. In comparison, total deposits increased $55.5 million or 12.7 percent in 2011. For 2012, interest-bearing accounts increased $70.7 million or 17.6 percent. Its success in acquiring deposits was impacted by the acquisition of a primary competitor in the market by a large regional financial institution in 2010. Being the only community bank in its market area, Peoples has the distinct competitive advantage of being able to offer customers direct access to senior management with the autonomy to make prompt decisions regarding customer accounts. Its deposit gathering was also significantly affected by the influx of deposits from natural gas drilling activities within its market area. As a result, Peoples experienced an aggregate increase in interest-bearing transaction accounts, which include money market, NOW and savings accounts, of $61.9 million. Noninterest-bearing accounts rose $9.3 million or 10.0 percent, partially due to the increase in commercial relationships.

The average amount of, and the rate paid on, the major classifications of deposits for the past three years are summarized as follows:

Deposit distribution

	2012		2011		2010
Year Ended December 31	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Interest-bearing:
Money market accounts	$37,277	0.56%	$39,927	0.63%	$36,829	0.75%
NOW accounts	75,930	0.58	49,299	0.58	42,992	0.70
Savings accounts	208,309	0.61	194,523	0.80	187,007	1.08
Time deposits less than $100	79,899	2.13	75,216	2.31	70,269	2.44
Time deposits $100 or more	32,790	2.12	28,729	2.06	20,253	1.90

Total interest-bearing	434,205	0.99%	387,694	1.14%	357,350	1.31%
Noninterest-bearing	96,722		81,224		72,846

Total deposits	$530,927		$468,918		$430,196

Total deposits averaged $530.9 million in 2012, an increase of $62.0 million or 13.2 percent, compared to $468.9 million in 2011. Average noninterest-bearing deposits increased $15.5 million or 19.1 percent, while average interest-bearing accounts grew $46.5 million or 12.0 percent. With regard to average interest-bearing deposits, average total time deposits increased $8.7 million and average savings accounts increased $13.8 million. Peoples continued to experience strong growth in these account types, as customers continued to receive lease payments and royalties from gas companies for drilling rights to their properties. The change in average NOW accounts was impacted primarily by the previously mentioned reclassification of short-term borrowings.

As a result of a strong liquidity position, Peoples did not have to aggressively compete for deposits in 2012. In an effort to mitigate stress placed on its tax-equivalent net interest margin from reduction in the repricing yields on earning assets, Peoples aggressively lowered its deposit rates. However being a community bank, it still wanted to retain its current customer base and protect its market share despite realizing the need to lower operating expenses. For 2012, it introduced promotional rates on a long-term certificate of deposit with an 84-month maturity term, in order to entice depositors to lock in for a longer term at comparatively lower interest rates than historically offered. As a result of the actions taken, with respect to pricing, its cost of deposits fell 15 basis points to 0.99 percent in 2012, from 1.14 percent in 2011. In anticipation of market rates remaining at current levels, Peoples expects its cost of deposits to be favorable. However, no assurance can be given that interest rates will remain low. In addition, should competition increase in its market areas, it may need to compete more aggressively for deposits to support its liquidity position, thereby adversely affecting its deposit costs.

Volatile deposits, time deposits $100 or more, decreased $1.5 million to $35.2 million at December 31, 2012, from $36.7 million at the end of 2011. Large denomination time deposits averaged $32.8 million in 2012, an increase of $4.1 million or 14.1 percent from $28.7 million in 2011. Peoples average cost of these funds increased 6 basis points to 2.12 percent in 2012, from 2.06 percent in 2011. This type of funding is susceptible to withdrawal by the depositor as they are particularly price sensitive and are therefore not considered to be a strong source of liquidity.

Maturities of time deposits $100 or more for the past three years are summarized as follows:

Maturity distribution of time deposits $100 or more

December 31	2012	2011	2010
Within three months	$5,148	$6,984	$7,492
After three months but within six months	1,016	2,212	1,574
After six months but within twelve months	2,985	3,552	2,223
After twelve months	26,076	23,987	15,997

Total	$35,225	$36,735	$27,286

In addition to deposit gathering, it has in place a secondary source of liquidity to fund operations through exercising existing credit arrangements with the FHLB-Pgh. Peoples had only minimal reliance on this type of funding in 2012 and 2011. For a further discussion of its borrowings and their terms, refer to the note entitled, “Short-term borrowings,” in the Notes to Consolidated Financial Statements of Peoples Financial Services Corp. located elsewhere in this joint proxy statement/prospectus.

Market Risk Sensitivity:

Market risk is the risk to its earnings and/or financial position resulting from adverse changes in market rates or prices, such as interest rates, foreign exchange rates or equity prices. Peoples exposure to market risk is primarily IRR associated with its lending, investing and deposit gathering activities. During the normal course of business, Peoples is not exposed to foreign exchange risk or commodity price risk. Its exposure to IRR can be explained as the potential for change in its reported earnings and/or the market value of its net worth. Variations in interest rates affect the underlying economic value of its assets, liabilities and off-balance sheet items. These changes arise because the present value of future cash flows, and often the cash flows themselves, change with interest rates. The effects of the changes in these present values reflect the change in its underlying economic value, and provide a basis for the expected change in future earnings related to interest rates. Interest rate changes affect earnings by changing net interest income and the level of other interest-sensitive income and operating expenses. IRR is inherent in the role of banks as financial intermediaries. However, a bank with a high degree of

IRR may experience lower earnings, impaired liquidity and capital positions, and most likely, a greater risk of insolvency. Therefore, banks must carefully evaluate IRR to promote safety and soundness in their activities.

The FOMC has maintained the target range for the federal funds rate at 0 to 25 basis points and has indicated that economic conditions are likely to continue to warrant these exceptionally low interest rate levels for some time. Given these conditions, IRR and the ability to effectively manage it, are extremely critical to both bank management and regulators. The FFIEC recently issued an advisory reiterating the importance of effective corporate governance, policies and procedures, risk measuring and monitoring systems, stress testing and internal controls related to the IRR exposure of depository institutions. According to the advisory, the bank regulators believe that the current financial market and economic conditions present significant risk management challenges to all financial institutions. Although the bank regulators recognize that some degree of IRR is inherent in banking, they expect institutions to have sound risk management practices in place to measure, monitor and control IRR exposure. The advisory states that the adequacy and effectiveness of an institution’s IRR management process and the level of IRR exposure are critical factors in the bank regulators’ evaluation of an institution’s sensitivity to changes in interest rates and capital adequacy. Material weaknesses in risk management processes or high levels of IRR exposure relative to capital will require corrective action. Peoples believes its risk management practices with regard to IRR were sound, suitable and adequate given the level of IRR exposure at December 31, 2012.

The Asset/Liability Committee (“ALCO”), comprised of members of its board of directors, senior management and other appropriate officers, oversees its IRR management program. Specifically, ALCO analyzes economic data and market interest rate trends, as well as competitive pressures, and utilizes several computerized modeling techniques to reveal potential exposure to IRR. This allows management to monitor and attempt to control the influence these factors may have on its rate sensitive assets (“RSA”), rate sensitive liabilities (“RSL”) and overall operating results and financial position.

With respect to evaluating its exposure to IRR on earnings, Peoples utilizes a gap analysis model that considers repricing frequencies of RSA and RSL. Gap analysis attempts to measure its interest rate exposure by calculating the net amount of RSA and RSL that reprice within specific time intervals. A positive gap occurs when the amount of RSA repricing in a specific period is greater than the amount of RSL repricing within that same time frame and is indicated by a RSA/RSL ratio greater than 1.0. A negative gap occurs when the amount of RSL repricing is greater than the amount of RSA and is indicated by a RSA/RSL ratio less than 1.0. A positive gap implies that earnings will be impacted favorably if interest rates rise and adversely if interest rates fall during the period. A negative gap tends to indicate that earnings will be affected inversely to interest rate changes.

Peoples interest rate sensitivity gap position, illustrating RSA and RSL at their related carrying values, is summarized as follows. The distributions in the table are based on a combination of maturities, call provisions, repricing frequencies and prepayment patterns. Adjustable-rate assets and liabilities are distributed based on the repricing frequency of the instrument. Mortgage instruments are distributed in accordance with estimated cash flows, assuming there is no change in the current interest rate environment.

Interest rate sensitivity

December 31, 2012	Due within three months	Due after three months but within twelve months	Due after one year but within five years	Due after five years	Total
Rate-sensitive assets:
Interest-bearing deposits in other banks	$1,126				$1,126
Federal funds sold	17,180				17,180
Investment securities available-for-sale	8,489	$14,173	$68,735	$56,383	147,780
Loans held for sale	1,917				1,917
Loans, net	106,692	74,795	214,561	69,725	465,773

Total rate-sensitive assets	$135,404	$88,968	$283,296	$126,108	$633,776

Rate-sensitive liabilities:
Money market accounts	$21,419		$20,481		$41,900
NOW accounts	66,833	30,571			97,404
Savings accounts	163,295		51,957		215,252
Time deposits less than $100	10,913	14,765	43,883	12,647	82,208
Time deposits $100 or more	5,148	4,001	16,968	9,108	35,225
Short-term borrowings	12,764				12,764
Long-term debt	10,205	836	2,089		13,130

Total rate-sensitive liabilities	$290,577	$50,173	$135,378	$21,755	$497,883

Rate-sensitivity gap:
Period	$(155,173)	$38,795	$147,918	$104,353
Cumulative	$(155,173)	$(116,378)	$31,540	$135,893
RSA/RSL ratio:
Period	0.47	1.77	2.09	5.80
Cumulative	0.47	0.66	1.07	1.27	1.27

At December 31, 2012, Peoples was in a negative gap position with a cumulative one-year RSA/RSL ratio of 0.66. Similarly, at December 31, 2011, its cumulative one-year RSA/RSL ratio was 0.65. Given the economic conditions which included an exceptionally low short-term interest rate environment, the focus of ALCO during 2012 was to reduce the negative gap position in order to provide equilibrium between RSA and RSL. Specifically throughout 2012, Peoples attempted to increase the volume of loans with short repricing terms in order to restore a balanced IRR position. In addition, Peoples began offering preferential rates on longer-term certificates of deposit, including 72- and 84-month maturities. The positive impact on its gap position from implementing these strategic initiatives was partially negated as customer interest in transaction type accounts became more popular as a means of storing funds obtained from natural gas drilling activities. ALCO will reemphasize these strategies in 2013 in an attempt to restore equilibrium between RSA and RSL. However, these forward-looking statements are qualified in the aforementioned section entitled “Forward-Looking Statements” in this MD&A.

Static gap analysis, although a credible measuring tool, does not fully illustrate the impact of interest rate changes on future earnings. First, market rate changes normally do not equally or simultaneously affect all categories of assets and liabilities. Second, assets and liabilities that can contractually reprice within the same period may not do so at the same time or to the same magnitude. Third, the interest rate sensitivity table presents a one-day position and variations occur daily as it adjusts its rate sensitivity throughout the year. Finally, assumptions must be made in constructing such a table. For example, the conservative nature of its Asset/Liability Management Policy assigns personal NOW accounts to the “Due after three months but within twelve months” repricing interval and personal money market accounts to the “Due after one year but within five years” repricing interval. In reality, these accounts may reprice less frequently and in different magnitudes than changes in general market interest rate levels.

Peoples utilizes a simulation model to address the failure of the static gap model to address the dynamic changes in the balance sheet composition or prevailing interest rates and to enhance its asset/liability management. This model creates pro forma net interest income scenarios under various interest rate shocks. Given instantaneous and parallel shifts in general market rates of plus 100 basis points, its projected net interest income for the 12 months ending December 31, 2013, would decrease slightly at 0.4 percent from model results using current interest rates. Model results under a minus 100 basis point scenario were not meaningful, as the majority of short-term general market rates are already near zero.

Peoples will continue to monitor its IRR position in 2013 and employ deposit and loan pricing strategies and direct the reinvestment of loan and investment payments and prepayments in order to maintain a favorable IRR position.

Financial institutions are affected differently by inflation than commercial and industrial companies that have significant investments in fixed assets and inventories. Most of its assets are monetary in nature and change correspondingly with variations in the inflation rate. It is difficult to precisely measure the impact inflation has on Peoples, however, it believe that its exposure to inflation can be mitigated through its asset/liability management program.

Liquidity

Liquidity management is essential to Peoples continuing operations as it gives it the ability to meet its financial obligations as they come due, as well as to take advantage of new business opportunities as they arise. Its financial obligations include, but are not limited to, the following:

•	Funding new and existing loan commitments;

•	Payment of deposits on demand or at their contractual maturity;

•	Repayment of borrowings as they mature;

•	Payment of lease obligations; and

•	Payment of operating expenses.

Peoples liquidity position is impacted by several factors which include, among others, loan origination volumes, loan and investment maturity structure and cash flows, demand for core deposits and certificate of deposit maturity structure and retention. Peoples manage these liquidity risks daily, thus enabling management to effectively monitor fluctuations in its position and to adapt its position according to market influence and balance sheet trends. Peoples also forecasts future liquidity needs and develop strategies to ensure adequate liquidity at all times.

Historically, core deposits have been Peoples primary source of liquidity because of their stability and lower cost, in general, than other types of funding. Providing additional sources of funds are loan and investment payments and prepayments and the ability to sell both available-for-sale securities and mortgage loans held for sale. Peoples believes its liquidity is adequate to meet both present and future financial obligations and commitments on a timely basis.

Peoples maintains a Contingency Funding Plan to address liquidity in the event of a funding crisis. Examples of some of the causes of a liquidity crisis include, among others, natural disasters, war, events causing reputational harm and severe and prolonged asset quality problems. The Plan recognizes the need to provide alternative funding sources in times of crisis that go beyond its core deposit base. As a result, it has created a funding program that ensures the availability of various alternative wholesale funding sources that can be used whenever appropriate. Identified alternative funding sources include:

•	FHLB-Pgh liquidity contingency line of credit;

•	Federal Reserve Bank discount window;

•	Internet certificates of deposit;

•	Brokered deposits;

•	Institutional Deposit Corporation deposits;

•	Repurchase agreements; and

•	Federal funds purchased.

Based on its liquidity position at December 31, 2012, Peoples does not anticipate the need to utilize any of these sources in the near term.

Peoples employs a number of analytical techniques in assessing the adequacy of its liquidity position. One such technique is the use of ratio analysis to illustrate its reliance on noncore funds to fund its investments and loans maturing after 2013. At December 31, 2012, its noncore funds consisted of time deposits in denominations of $100 or more, repurchase agreements, short-term borrowings and long-term debt. Large denomination time deposits are particularly not considered to be a strong source of liquidity since they are very interest rate sensitive and are considered to be highly volatile. At December 31, 2012, its net noncore funding dependence ratio, the difference between noncore funds and short-term investments to long-term assets, was 3.7 percent. Its net short-term noncore funding dependence ratio, noncore funds maturing within one year, less short-term investments to long-term assets equaled -1.7 percent. Comparatively, its ratios equaled 13.6 percent and 6.4 percent at the end of 2011, which indicated a decrease in its reliance on noncore funds. Peoples believes that by supplying adequate volumes of short-term investments and implementing competitive pricing strategies on deposits, it can ensure adequate liquidity to support future growth.

The Consolidated Statements of Cash Flows present the change in cash and cash equivalents from operating, investing and financing activities. Cash and cash equivalents consist of cash on hand, cash items in the process of collection, noninterest-bearing and interest-bearing deposits with other banks and federal funds sold. Cash and cash equivalents increased $17.5 million for the year ended December 31, 2012. Conversely, for the year ended December 31, 2011, cash and cash equivalents decreased $7.3 million. During 2012, cash provided by operating and financing activities more than offset cash used in investing activities.

Operating activities provided net cash of $11.2 million in 2012 and $8.9 million in 2011. Net income, adjusted for the effects of noncash expenses such as depreciation and the provision for loan losses is the primary source of funds from operations.

Net cash provided by financing activities equaled $39.4 million in 2012 and $49.0 million in 2011. Deposit gathering, which is Peoples predominant financing activity, increased significantly in both 2012 and 2011. Deposit gathering provided a net cash inflow in 2012 of $80.0 million and $55.5 million in 2011. Partially offsetting the cash provided by deposit gathering in 2012 was a $31.0 million net decrease in short-term borrowings and a $5.8 million repayment of long-term debt.

Peoples primary investing activities involve transactions related to its investment and loan portfolios. Net cash used in investing activities totaled $33.1 million in 2012, a decrease of $32.1 million from $65.2 million in 2011. Net cash used in lending activities was $23.4 million and $52.7 million in 2012 and 2011. Activities related to its investment portfolio used net cash of $7.7 million in 2012 and $12.2 million in 2011.

Peoples anticipates its liquidity position to be stable in 2013. Although it is expecting loan demand to continue to be strong, it expects to fund such demand through deposit gathering and payments and prepayments on loans and investments. As the infrastructure for natural gas drilling grows, deposit receipts from royalties are anticipated to ramp up. Moreover, continued weakness in economic conditions and equity markets may result in increased interest in bank deposits, as consumers continue to save rather than spend. However, Peoples cannot predict the economic climate or the savings habits of consumers. Should economic conditions improve, deposit gathering may be negatively impacted as depositors seek alternative investments in the market. Regardless of economic conditions and stock market fluctuations, it believes that through constant monitoring and adherence to its liquidity plan, it will have the means to provide adequate cash to fund its normal operations in 2013.

Capital Adequacy

Peoples believes a strong capital position is essential to its continued growth and profitability. Peoples strives to maintain a relatively high level of capital to provide its depositors and stockholders with a margin of safety. In addition, a strong capital base allows it to take advantage of profitable opportunities, support future growth and provide protection against any unforeseen losses.

Bank regulatory agencies consider capital to be a significant factor in ensuring the safety of a depositor’s accounts. These agencies have adopted minimum capital adequacy requirements that include mandatory and discretionary supervisory actions for noncompliance. Peoples and Peoples Neighborhood Bank’s risk-based capital ratios are strong and have consistently exceeded the minimum regulatory capital ratios of 4.0 percent and 8.0 percent required for adequately capitalized institutions. Peoples ratio of tier I capital to risk-weighted assets and off-balance sheet items was 12.1 percent at December 31, 2012, and 11.6 percent at December 31, 2011. Its total capital ratio was 13.4 percent at December 31, 2012 and 12.7 percent at December 31, 2011. Similarly, its leverage ratio, which equaled 9.2 percent at December 31, 2012, and 9.4 percent at December 31, 2011, exceeded the minimum of 4.0 percent for capital adequacy purposes. Peoples Neighborhood Bank reported tier I capital, total capital and leverage ratios of 11.6 percent, 12.8 percent and 8.8 percent at December 31, 2012, and 11.0 percent, 12.1 percent and 8.9 percent at December 31, 2011. Based on the most recent notification from the FDIC, Peoples Neighborhood Bank was categorized as well capitalized at December 31, 2012 and 2011. There are no conditions or events since this notification that it believes have changed Peoples Neighborhood Bank’s category. For a further discussion of these risk-based capital standards and supervisory actions for noncompliance, refer to the note entitled, “Regulatory matters,” in the Notes to Consolidated Financial Statements of Peoples Financial Services Corp. located elsewhere in this joint proxy statement/prospectus.

Stockholders’ equity increased $6.6 million to $66.2 million or $21.46 per share at December 31, 2012, from $59.6 million or $19.11 per share at December 31, 2011. Net income of $9.1 million was offset by net cash dividends declared of $2.6 million and common shares repurchases of $1.1 million. Other comprehensive income related to an increase in the market value of investment securities available-for-sale increased capital by $1.2 million.

Peoples declared dividends of $0.86 per share in 2012, compared to $0.80 per share in 2011. The dividend payout ratio, dividends declared as a percent of net income, equaled 29.4 percent in 2012 and 32.3 percent in 2011. Peoples board of directors intends to continue paying cash dividends in the future. However, its ability to declare and pay dividends in the future is based on its operating results, financial and economic conditions, capital and growth objectives, appropriate dividend restrictions and other relevant factors. Peoples rely on dividends received from its subsidiary, Peoples Neighborhood Bank, for payment of dividends to stockholders. Peoples Neighborhood Bank’s ability to pay dividends is subject to federal and state regulations. For a further discussion on its ability to declare and pay dividends in the future and dividend restrictions, refer to the note entitled, “Regulatory matters,” in the Notes to Consolidated Financial Statements of Peoples Financial Services Corp. located elsewhere in this joint proxy statement/prospectus.

Peoples has in the past periodically purchased shares of its common stock under a board-approved stock repurchase program. Under this program, it repurchased 39,100 shares for $1,183 in 2012 and 30,300 shares for $835 in 2011.

Review of Financial Performance

Peoples experienced another successful year in 2012, as evidenced by a $1,303 or 16.7 percent increase in earnings to $9,120 or $2.93 per share from $7,817 or $2.49 per share in 2011. Strong net interest income growth was the major factor leading to the record earnings. Greater operating efficiency and the recognition of investment tax credits also contributed to the favorable earnings growth. Return on average assets (“ROAA”) and return on average equity (“ROAE”) improved significantly in comparison to the previous year. ROAA was 1.42 percent for the year ended December 31, 2012, compared to 1.33 percent for the year ended December 31, 2011. ROAE was 14.91 percent in 2012 compared to 14.80 percent in 2011.

Tax-equivalent net interest income rose $824 or 3.5 percent in 2012. Growth in earning assets exceeding the growth in interest-bearing liabilities was the primary factor leading to the increase in net interest income. Partially offsetting the increase was a decrease in the net interest spread between the tax-equivalent yield on earning assets and its cost of funds. Its net interest margin equaled 3.97 percent in 2012, a 21 basis point reduction compared to 4.18 percent in 2011.

With regard to noninterest income, revenue generated by its secondary mortgage banking activities experienced a marked improvement in 2012. Net income generated in its secondary mortgage department grew nearly three times the amount generated in 2011. Service charges, fees, commissions and other increased 9.2 percent. It also realized gains on the sale of investment securities available for sale of $383 and recognized a $306 impairment charge on other real estate owned.

Noninterest expense decreased $597 or 3.9 percent to $14,713 in 2012 from $15,310 in 2011. Salaries and employee benefits expenses increased $612 or 9.5 percent as a result of additional staffing and normal merit increases. In addition, Peoples experienced a $201 or 7.0 percent increase in occupancy and equipment expense due to system upgrades and additions, as well as, increases in utility, building repair and real estate tax costs. Other expenses decreased $1,410 or 23.5 percent comparing 2012 and 2011. The recognition of a penalty on the extinguishment of long-term debt in 2011 and a reduction in the cost associated with FDIC insurance in 2012 were the primary reasons for the decrease. Its productivity improved as evidenced by the change in the operating efficiency ratio. The operating efficiency ratio, defined as noninterest expense divided by the total of net interest income and noninterest income, is an industry ratio used to measure productivity. Its operating efficiency ratio improved to 53.5 percent in 2012 compared to 56.1 percent in 2011.

Net Interest Income:

Net interest income is the fundamental source of earnings for commercial banks. Moreover, fluctuations in the level of noninterest income can have the greatest impact on net profits. Net interest income is defined as the difference between interest revenue, interest and fees earned on interest-earning assets, and interest expense, the cost of interest-bearing liabilities supporting those assets. The primary sources of earning assets are loans and investment securities, while interest-bearing deposits and borrowings comprise interest-bearing liabilities. Net interest income is impacted by:

•	Variations in the volume, rate and composition of earning assets and interest-bearing liabilities;

•	Changes in general market interest rates; and

•	The level of nonperforming assets.

Changes in net interest income are measured by the net interest spread and net interest margin. Net interest spread, the difference between the average yield earned on earning assets and the average rate incurred on interest-bearing liabilities, illustrates the effects changing interest rates have on profitability. Net interest margin, net interest income as a percentage of average earning assets, is a more comprehensive ratio, as it reflects not only the spread, but also the change in the composition of interest-earning assets and interest-bearing liabilities. Tax-exempt loans and investments carry pretax yields lower than their taxable counterparts. Therefore, in order to make the analysis of net interest income more comparable, tax-exempt income and yields are reported in this analysis on a tax-equivalent basis using the prevailing federal statutory tax rate of 34.0 percent.

Similar to all banks, Peoples considers the maintenance of an adequate net interest margin to be of primary concern. The current economic environment has been very challenging for the banking industry. In addition to market rates and competition, nonperforming asset levels are of particular concern for the banking industry and may place additional pressure on net interest margins. Nonperforming assets may increase given the state of the economy and soft labor markets. No assurance can be given as to how general market conditions will change or how such changes will affect net interest income. Therefore, it believes through prudent deposit and loan pricing practices, careful investing, and constant monitoring of nonperforming assets, its net interest margin will remain strong.

Peoples analyzes interest income and interest expense by segregating rate and volume components of earning assets and interest-bearing liabilities. The impact changes in the interest rates earned and paid on assets and liabilities, along with changes in the volumes of earning assets and interest-bearing liabilities, have on net interest income are summarized as follows. The net change or mix component, attributable to the combined impact of rate and volume changes within earning assets and interest-bearing liabilities’ categories, has been allocated proportionately to the change due to rate and the change due to volume.

Net interest income changes due to rate and volume

	2012 vs 2011 Increase (decrease) attributable to			2011 vs 2010 Increase (decrease) attributable to
	Total	Rate	Volume	Total	Rate	Volume
Interest income:
Loans:
Taxable	$988	$(1,179)	$2,167	$2,222	$(443)	$2,665
Tax-exempt	98	(33)	131	373	(105)	478
Investments:
Taxable	(293)	(849)	556	(344)	(227)	(117)
Tax-exempt	(483)	(95)	(388)	(556)	(41)	(515)
Interest-bearing deposits	(2)	(1)	(1)	8	3	5
Federal funds sold	(11)		(11)	8	23	(15)

Total interest income	297	(2,157)	2,454	1,711	(790)	2,501

Interest expense:
Money market accounts	(42)	(26)	(16)	(27)	(49)	22
NOW accounts	158	2	156	(16)	(56)	40
Savings accounts	(287)	(392)	105	(460)	(538)	78
Time deposits less than $100	(36)	(142)	106	24	(93)	117
Time deposits $100 or more	104	17	87	206	34	172
Short-term borrowings	(144)	(66)	(78)	(79)	(137)	58
Long-term debt	(280)	(38)	(242)	(507)	(80)	(427)

Total interest expense	(527)	(645)	118	(859)	(919)	60

Net interest income	$824	$(1,512)	$2,336	$2,570	$129	$2,441

For the year ended December 31, 2012, tax-equivalent net interest income increased $824 to $24,092 from $23,268 in 2011. A positive volume variance offset partially by a negative rate variance led to the improvement.

Changes in the volumes of earning assets and interest-bearing liabilities contributed to an increase of $2,336 in net interest income. Average earning assets grew $50.2 million to $607.4 million in 2012 from $557.2 million in 2011 and accounted for a $2,454 increase in interest income. Average loans, net increased $41.5 million or 9.8 percent, which caused interest income to increase $2,298. Similarly, average investments increased $12.5 million or 10.3 percent comparing 2012 and 2011, which resulted in increased interest income of $168.

Average interest-bearing liabilities rose $28.7 million or 6.4 percent to $478.2 million in 2012 from $449.5 million in 2011. The growth resulted in a net increase in interest expense of $118. Large denomination time deposits averaged $4.1 million more in 2012 and caused interest expense to increase $87. An increase of $4.7 million in average time deposits less than $100 added $106 to interest expense. In addition, interest-bearing transaction accounts, including money market, NOW and savings accounts grew $37.8 million, which in aggregate caused a $245 increase in interest expense. Short-term borrowings averaged $11.2 million less and reduced interest expense $78 while long-term debt averaged $6.7 million less and reduced interest expense by $242 comparing 2012 and 2011.

An unfavorable rate variance occurred as the decrease in the tax-equivalent yield on earning assets was more than the reduction in the cost of funds. As a result, tax-equivalent net interest income decreased $1,512. The tax-equivalent yield on earning assets decreased 38 basis points to 4.81 percent in 2012 from 5.19 percent in 2011, resulting in a reduction in interest income of $2,157. Specifically, the tax-equivalent yield on the loan portfolio decreased 28 basis points to 5.36 percent in 2012 from 5.64 percent in 2011. The decline in the tax-equivalent yield on the loan portfolio was a reflection of the condition of general market rates. Loan yield reductions caused interest income to decrease $1,212, representing 56.2 percent of the entire reduction in interest income due to changes in rates.

The reduction in interest income was mitigated by a decrease of $645 in interest expense, which resulted from a 18 basis point decrease in the cost of funds to 1.07 percent in 2012 from 1.25 percent in 2011. Peoples experienced reductions in the rates paid on all major deposit categories with the exception of time deposits of $100 or more. Specifically, the cost of money market, NOW and savings accounts decreased 14 basis points comparing 2012 and 2011. This decrease resulted in a reduction in interest expense of $416. With regard to time deposits, the average rate paid for time deposits less than $100 decreased 18 basis points while time deposits $100 or more increased 6 basis points, which together resulted in a $125 decrease in interest expense. The average rate paid on short-term borrowings declined 19 basis points, resulting in a $66 reduction in interest expense. Interest expense was reduced $38 from a 16 basis point decline in the average rate paid on long-term debt.

The average balances of assets and liabilities, corresponding interest income and expense and resulting average yields or rates paid are summarized as follows. Averages for earning assets include nonaccrual loans. Investment averages include available-for-sale securities at amortized cost. Income on investment securities and loans is adjusted to a tax-equivalent basis using the prevailing federal statutory tax rate of 34.0 percent.

Summary of net interest income

	2012			2011
	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate
Assets:
Earning assets:
Loans:
Taxable	$424,033	$22,627	5.34%	$384,839	$21,639	5.62%
Tax-exempt	38,020	2,162	5.69	35,790	2,064	5.77
Investments:
Taxable	99,026	2,350	2.37	79,797	2,643	3.31
Tax-exempt	35,049	2,032	5.80	41,781	2,515	6.02
Interest-bearing deposits	1,240	10	0.81	1,177	12	1.02
Federal funds sold	10,050	23	0.23	13,832	34	0.25

Total earning assets	607,418	29,204	4.81%	557,216	28,907	5.19%
Less: allowance for loan losses	5,905			4,757
Other assets	39,282			35,143

Total assets	$640,795			$587,602

Liabilities and Stockholders’ Equity:
Interest-bearing liabilities:
Money market accounts	$37,277	208	0.56%	$39,927	250	0.63%
NOW accounts	75,930	443	0.58	49,299	285	0.58
Savings accounts	208,309	1,270	0.61	194,523	1,557	0.80
Time deposits less than $100	79,899	1,704	2.13	75,216	1,740	2.31
Time deposits $100 or more	32,790	695	2.12	28,729	591	2.06
Short-term borrowings	26,952	166	0.62	38,115	310	0.81
Long-term debt	17,104	626	3.66	23,735	906	3.82

Total interest-bearing liabilities	478,261	5,112	1.07%	449,544	5,639	1.25
Noninterest-bearing deposits	96,722			81,224
Other liabilities	4,647			3,997
Stockholders’ equity	61,165			52,837

Total liabilities and stockholders’ equity	$640,795			$587,602

Net interest income/spread		$24,092	3.74%		$23,268	3.94%

Net interest margin			3.97%			4.18%
Tax-equivalent adjustments:
Loans		$735			$702
Investments		690			855

Total adjustments		$1,425			$1,557

Note: Average balances were calculated using average daily balances. Interest income on loans includes fees of $280 in 2012, $222 in 2011 and $364 in 2010. Available-for-sale securities, included in investment securities, are stated at amortized cost with the related average unrealized holding gains (losses) of $7,383 in 2012, $5,523 in 2011 and $(1,264) in 2010 included in other assets. Tax-equivalent adjustments were calculated using the prevailing federal statutory tax rate of 34.0 percent.

Summary of net interest income (continued)

	2010
	Average Balance	Interest Income/Expense	Average Interest Rate
Assets:
Earning assets:
Loans:
Taxable	$337,511	$19,417	5.75%
Tax-exempt	26,757	1,691	6.32
Investments:
Taxable	82,923	2,987	3.60
Tax-exempt	50,033	3,071	6.14
Interest-bearing deposits	654	4	0.61
Federal funds sold	19,181	26	0.14

Total earning assets	517,059	27,196	5.26%
Less: allowance for loan losses	3,882
Other assets	35,306

Total assets	$548,483

Liabilities and Stockholders’ Equity:
Interest-bearing liabilities:
Money market accounts	$36,829	277	0.75%
NOW accounts	42,992	301	0.70
Savings accounts	187,007	2,017	1.08
Time deposits less than $100	70,269	1,716	2.44
Time deposits $100 or more	20,253	385	1.90
Short-term borrowings	32,615	389	1.19
Long-term debt	34,866	1,413	4.05

Total interest-bearing liabilities	424,831	6,498	1.53%
Noninterest-bearing deposits	72,846
Other liabilities	4,037
Stockholders’ equity	46,769

Total liabilities and stockholders’ equity	$548,483

Net interest income/spread		$20,698	3.73%

Net interest margin			4.00%
Tax-equivalent adjustments:
Loans		$575
Investments		1,044

Total adjustments		$1,619

Provision for Loan Losses

Peoples evaluates the adequacy of the allowance for loan losses account on a quarterly basis utilizing its systematic analysis in accordance with procedural discipline. Peoples takes into consideration certain factors such as composition of the loan portfolio, volumes of nonperforming loans, volumes of net charge-offs, prevailing economic conditions and other relevant factors when determining the adequacy of the allowance for loan losses account. Peoples makes monthly provisions to the allowance for loan losses account in order to maintain the allowance at an appropriate level. The provision for loan losses equaled $1,695 in 2012 and

$1,794 in 2011. Based on its most recent evaluation at December 31, 2012, it believes that the allowance was adequate to absorb any known or potential losses in its portfolio.

Noninterest Income

Peoples noninterest income decreased $721 or 13.0 percent to $4,846 in 2012 from $5,567 in 2011. Revenue received from its secondary mortgage department increased $604 in 2012. Included in noninterest revenue in 2011 was a $1,671 gain on the sale of a commercial property held as other real estate. In comparison, a net change of $339 was recognized in 2012 related to other real estate owned. Service charges, fees, commissions and others increased $272 comparing 2012 and 2011.

Noninterest Expense

In general, its noninterest expense is categorized into three main groups, including employee-related expense, occupancy and equipment expense and other expenses. Employee-related expenses are costs associated with providing salaries, including payroll taxes and benefits to its employees. Occupancy and equipment expenses, the costs related to the maintenance of facilities and equipment, include depreciation, general maintenance and repairs, real estate taxes, rental expense offset by any rental income and utility costs. Other expenses include general operating expenses such as marketing, other taxes, stationery and supplies, contractual services, insurance, including FDIC assessment and loan collection costs. Several of these costs and expenses are variable while the remainder is fixed. Peoples utilizes budgets and other related strategies in an effort to control the variable expenses.

Its noninterest expense decreased $597 or 3.9 percent to $14,713 in 2012 from $15,310 in 2011. Increases in employee and occupancy and equipment expenses were more than offset by the reduction in other expenses.

The major components of noninterest expense for the past three years are summarized as follows:

Noninterest expense

Year Ended December 31	2012	2011	2010
Salaries and employee benefits expense:
Salaries and payroll taxes	$5,903	$5,350	$4,744
Employee benefits	1,144	1,085	754

Salaries and employee benefits expense	7,047	6,435	5,498

Occupancy and equipment expenses:
Occupancy expense	911	907	858
Equipment expense	2,169	1,972	1,643

Occupancy and equipment expenses	3,080	2,879	2,501

Other expenses:
FDIC insurance and assessments	472	755	787
Professional fees and outside services	602	879	640
Other taxes	391	431	389
Stationery and supplies	482	416	379
Advertising	497	495	403
Penalty assessed on prepayment of long-term debt		509	718
Other	2,142	2,511	1,930

Other expenses	4,586	5,996	5,246

Total noninterest expense	$14,713	$15,310	$13,245

Salaries and employee benefits expense increased $612 or 9.5 percent to $7,047 in 2012 from $6,435 in 2011. Salaries and payroll taxes increased $553 or 10.3 percent, while employee benefits expense increased $59 or 5.4 percent. The increase in the salaries and payroll taxes component was directly related to additional staffing and annual merit increases. The increase in employee benefits expense resulted primarily from an increases in contributions to the deferred compensation plan and profit sharing as a result of the increase in earnings.

For 2012, occupancy and equipment expense increased $201 or 7.0 percent to $3,080 from $2,879 in 2011. Specifically, building-related costs increased $4 while equipment-related costs increased $197. The increase in equipment expense resulted from additional costs, including maintenance and depreciation, associated with upgrades and additions to information systems.

Other expenses decreased $1,410 to $4,586 in 2012 from $5,996 in 2011. The decline was principally due to the nonrecurrence of a penalty on the 2011 payoff of long-term debt and the reduction in the FDIC assessment rate in 2012.

Income Taxes:

Peoples income tax expense decreased $372 to $1,985 in 2012 from $2,357 in 2011. In 2011, it executed a subscription agreement to become a limited partner in an elderly housing project which affords Peoples approximately $4.0 million of investment tax credits over a 10-year period beginning in 2012. Accordingly, it recognized investment tax credits from this housing project of $725 in 2012.

The difference between the amount of income tax currently payable and the provision for income tax expense reflected in the income statements arises from temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, which result in deferred tax assets or liabilities. Peoples performs quarterly reviews on the tax criteria related to the recognition of deferred tax assets. It decided not to establish a valuation reserve for the deferred tax assets since it is likely that these assets will be realized through carry-back to taxable income in prior years and by future reversals of existing taxable temporary differences or, to a lesser extent, through future taxable income.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

of Peoples Financial Services Corp.

Years Ended December 31, 2011 and 2010

Management’s Discussion and Analysis appearing on the following pages should be read in conjunction with the Consolidated Financial Statements of Peoples Financial Services Corp. found elsewhere in this joint proxy statement/prospectus.

Forward-Looking Statements

In addition to the historical information contained in this document, the discussion presented may contain and, from time to time, may make, certain statements that constitute forward-looking statements. Words such as “expects,” “anticipates,” “believes,” “estimates” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could” are intended to identify such forward-looking statements. These statements are not historical facts, but instead represent the current expectations, plans or forecasts of Peoples and its subsidiaries regarding its future operating results, financial position, asset quality, credit reserves, credit losses, capital levels, dividends, liquidity, service charges, cost savings, effective tax rate, impact of changes in fair value of financial assets and liabilities, impact of new accounting and regulatory guidance, legal proceedings and other matters relating to Peoples and the securities that Peoples may offer from time to time. These statements are not guarantees of future results or performance and involve certain risks, uncertainties and assumptions that are difficult to predict, change over time and are often beyond its control. Actual outcomes and results may differ materially from those expressed in, or implied by, forward-looking statements.

You should not place undue reliance on any forward-looking statement and should consider the uncertainties and risks discussed in the section entitled “Risk Factors,” in this joint proxy statement/prospectus, among others, and in any of Peoples subsequent Securities and Exchange Commission (“SEC”) filings. Forward-looking statements speak only as of the date they are made, and Peoples undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. Notes to the Consolidated Financial Statements of Peoples Financial Services Corp. referred to in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) are incorporated by reference into the MD&A. Certain prior period amounts have been reclassified to conform with the current year’s presentation.

Critical Accounting Policies

Peoples financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires Peoples to establish critical accounting policies and make accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during those reporting periods.

For a discussion of the recent Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”) refer to Note 1 entitled “Summary of significant accounting policies—Recent accounting standards,” in the Notes to Consolidated Financial Statements of Peoples Financial Services Corp. found elsewhere in this joint proxy statement/prospectus.

An accounting estimate requires assumptions about uncertain matters that could have a material effect on the financial statements if a different amount within a range of estimates were used or if estimates changed from period to period. Readers of this report should understand that estimates are made considering facts and circumstances at a point in time, and changes in those facts and circumstances could produce results that differ from when those estimates were made. Significant estimates that are particularly susceptible to material change within the near term relate to the determination of allowance for loan losses, determination of other-than-

temporary impairment, fair value of financial instruments, the valuations of real estate acquired in connection with foreclosures or satisfaction of loans and the valuation of loans deferred tax assets and liabilities. Actual amounts could differ from those estimates.

Peoples maintains the allowance for loan losses at a level it believes adequate to absorb probable credit losses related to individually evaluated loans, as well as probable incurred losses inherent in the remainder of the loan portfolio as of the balance sheet date. The balance in the allowance for loan losses account is based on past events and current economic conditions.

The allowance for loan losses account consists of an allocated element and an unallocated element. The allocated element consists of a specific portion for the impairment of loans individually evaluated and a formula portion for loss contingencies on those loans collectively evaluated. The unallocated element, if any, is used to cover inherent losses that exist as of the evaluation date, but which have not been identified as part of the allocated allowance using its impairment evaluation methodology due to limitations in the process.

Peoples’ management monitors the adequacy of the allocated portion of the allowance quarterly and adjusts the allowance for any deficiencies through normal operations. This ongoing evaluation reduces potential differences between estimates and actual observed losses. The determination of the level of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Accordingly, management cannot ensure that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required, resulting in an adverse impact on operating results.

In determining the requirement to record an other-than-temporary impairment on securities owned by Peoples, four main characteristics are considered including: (i) the length of time and the extent to which the fair value has been less than amortized cost; (ii) the financial condition and near-term prospects of the issuer; (iii) whether the market decline was affected by macroeconomic conditions and (iv) whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary impairment exists involves a high degree of subjectivity and judgment and is based on information available to management at a point in time.

Fair values of financial instruments, in cases where quoted market prices are not available, are based on estimates using present value or other valuation techniques which are subject to change.

Real estate acquired in connection with foreclosures or in satisfaction of loans is adjusted to fair value based upon current estimates derived through independent appraisals less cost to sell. However, proceeds realized from sales may ultimately be higher or lower than those estimates.

Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The amount of deferred tax assets is reduced, if necessary, to the amount that, based on available evidence, will more likely than not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

For a further discussion of Peoples critical accounting policies, refer to Note 1 entitled, “Summary of significant accounting policies,” in the Notes to Consolidated Financial Statements of Peoples Financial Services Corp. found elsewhere in this joint proxy statement/prospectus. This note lists the significant accounting policies used by Peoples in the development and presentation of the financial statements. This MD&A, the Notes to Consolidated Financial Statements of Peoples Financial Services Corp. and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for the understanding and evaluation of Peoples’ financial position, results of operations and cash flows.

Review of Financial Position

Total assets increased $62.8 million or 11.3 percent to $621.4 million at December 31, 2011, from $558.6 million at December 31, 2010. Total assets averaged $587.6 million in 2011, an increase of $39.1 million or 7.1 percent from $548.5 million in 2010. Earning assets averaged $557.2 million and equaled 94.8 percent of total average assets in 2011, compared to $517.1 million or 94.3 percent of total average assets in 2010.

The balance sheet growth was driven by an increase in total deposits of $55.5 million or 12.7 percent to $494.3 million at the end of 2011, from $438.8 million at year-end 2010. Total interest-bearing deposits increased $36.2 million or 9.9 percent, while noninterest-bearing deposits rose $19.3 million or 26.2 percent. Now account growth of $12.9 million and time deposit increases of $16.2 million were primarily responsible for the change in interest-bearing deposits in 2011. Short-term interest rates remained at historically low levels in 2011. As a result, Peoples experienced a 28 basis point reduction in its cost of funds to 1.25 percent in 2011 from 1.53 percent in 2010.

Loans, net increased $54.3 million or 13.9 percent to $445.1 million at December 31, 2011, from $390.8 million at December 31, 2010. Loans averaged $420.6 million and represented 75.5 percent of average earning assets in 2011, compared to $364.3 million or 70.4 percent in 2010. Corresponding with the reductions in short-term interest rates, the prime rate remained at 3.25 percent over the course of 2011. The tax-equivalent yield on the loan portfolio decreased 15 basis points to 5.64 percent in 2011 from 5.79 percent in 2010. Excess deposits not used to fund loans were directed into the investment portfolio. Investment securities available-for-sale increased $18.1 million to $139.9 million at the end of 2011 from $121.8 million at December 31, 2010. Similar to loan yields, the tax-equivalent yield on the investment portfolio declined 32 basis points in 2011. Overall, Peoples experienced a 7 basis point reduction in the tax-equivalent yield on earning assets to 5.19 percent in 2011 from 5.26 percent in 2010.

Stockholders’ equity equaled $59.6 million or $19.11 per share at December 31, 2011, and $50.5 million or $16.07 per share at December 31, 2010. Peoples leverage ratio improved to 9.42 percent at the end of 2011, compared to 9.19 percent at December 31, 2010. The leverage ratio, as well as all of its capital ratios, exceeded regulatory standards for well capitalized institutions. Accumulated other comprehensive income (loss) increased $4.5 million from year-end 2010, which resulted directly from an increase in the fair value of investment securities available-for-sale.

Investment Portfolio

Investment securities available-for-sale increased $18.1 million to $139.9 million at December 31, 2011, from $121.8 million at December 31, 2010. Security purchases totaled $38.1 million in 2011, with the majority of the purchases occurring in the third and fourth quarters of the year. Specifically, all of the 2011 purchases consisted of U.S. Government agency and U.S. Government-sponsored enterprise mortgage-backed securities.

Repayments of investment securities totaled $3.5 million in 2011. Peoples received proceeds of $22.5 million from the sale of investment securities in 2011. During the first quarter of 2011, Peoples developed and began implementing an investment portfolio reconstitution plan aimed primarily at reducing exposure to interest rate risk by shortening the average life and duration of the investment portfolio. Changes in interest rates can have a material adverse effect on the market value of Peoples investment portfolio which in turn may negatively impact its liquidity, capital and earnings. Despite indications from the Federal Open Market Committee (“FOMC”) that rates will remain at historical lows for some time, there remains a high potential for rates to rise rapidly and materially in the future given their current levels. Accordingly, Peoples evaluated the composition, maturity and interest sensitivity of the investment portfolio and determined that a restructuring of the portfolio was warranted in order to reduce its exposure. As a result of implementing such plan, Peoples has effectively reduced the average life of the investment portfolio from 9.5 years at December 31, 2010, to 4.1 years at December 31, 2011. More importantly, Peoples has reduced its market value exposure by $4.5 million given a gradual interest rate shock of plus 200 basis points over one year comparing year-end 2010 to 2011. A secondary benefit of implementing the plan was the mitigation of the possibility of being subject to alternative minimum tax in the future. In the normal course of business, Peoples generates a substantial amount of tax-exempt income from its investment in state and municipal obligations and loans to local school districts and municipalities. As a result of its investment in a limited partnership which affords it significant tax credits in the future, Peoples began selling certain long-term tax-exempt investments in 2011. Moreover, the determination to sell certain of these state and municipal obligations included an evaluation of the credit risk of the issuers given the recent financial problems of some government entities. Net gains recognized on the sale of investment securities available-for-sale totaled $25 in 2011. Peoples reported net unrealized holding gains, included as a separate component of stockholders’ equity of $3.6 million, net of income taxes of $1.9 million, at December 31, 2011, and a net unrealized loss of $834, net of income tax benefits of $430, at December 31, 2010.

Peoples recognized other-than-temporary impairments (‘OTTI”) of $87 in 2011 and $164 in 2010 as a result of writing down certain common equity securities. For additional information related to OTTI refer to Note 3 entitled “Investment securities available-for-sale,” in the Notes to Consolidated Financial Statements of Peoples Financial Services Corp. located elsewhere in this joint proxy statement/prospectus. Peoples evaluated the common equity securities portion of the portfolio during the third quarter of 2011 to determine the potential for such investments to recover in value. Based on this evaluation, Peoples sold certain equity positions in order to reduce its exposure to future earning reductions through write-downs on OTTI. As a result of this action, its holdings of common equity securities decreased from $1,227 at December 31, 2010, to $567 at December 31, 2011.

Investment securities averaged $121.6 million and equaled 21.8 percent of average earning assets in 2011, compared to $133.0 million and 25.7 percent in 2010. The tax-equivalent yield on the investment portfolio decreased 32 basis points to 4.24 percent in 2011 from 4.56 percent in 2010.

At December 31, 2011 and 2010, there were no securities of any individual issuer, except for U.S. Government agency mortgage-backed securities, that exceeded 10.0 percent of stockholders’ equity.

Loan Portfolio

Loans, net increased $54.3 million or 13.9 percent to $445.1 million at December 31, 2011, from $390.8 million at the end of 2010. Reductions in residential mortgages and consumer loans were more than offset by an increase in business lending. Business loans, including commercial loans and commercial mortgages, increased $56.9 million to $306.4 million at December 31, 2011, from $249.5 million at year-end 2010. Residential mortgage loans decreased $1.3 million to $118.1 million at the close of 2011 from $119.4 million at December 31, 2010. Consumer loans decreased $1.3 million to $20.6 million at December 31, 2011, from $21.9 million at December 31, 2010.

Loans averaged $420.6 million in 2011, an increase of $56.4 million or 15.5 percent compared to $364.2 million in 2010. Taxable loans increased $47.4 million, while tax-exempt loans rose $9.0 million. Due to the increase in loan demand, the loan portfolio played a more prominent role in Peoples’ earning asset mix. As a percentage of earning assets, average loans equaled 75.5 percent in 2011 compared to 70.4 percent in 2010.

The low interest rate environment caused the tax-equivalent yield on Peoples’ loan portfolio to decrease 15 basis points to 5.64 percent in 2011 from 5.79 percent in 2010. The effect of market rates on its loan portfolio’s yield can be further evidenced by evaluating quarterly loan yields, which continued to decline during 2011. After being relatively unchanged in the first and second quarters, the tax-equivalent yield on the loan portfolio fell 10 basis points to 5.61 percent in the third quarter. Loan yields declined again in the fourth quarter, decreasing 8 basis points.

Fixed-rate loans represented 21.7 percent of the loan portfolio at December 31, 2011, compared to 27.9 percent at the end of 2010. Fixed-rate loans decreased $12.6 million or 11.5 percent to $96.6 million at December 31, 2011 from $109.2 million at December 31, 2010. Comparatively, floating or adjustable-rate loans increased $66.9 million or 23.8 percent in 2011. Approximately 40.1 percent of the loan portfolio is expected to reprice within the next 12 months.

The volume of mortgages originated by Peoples and subsequently sold in the secondary market totaled $7.2 million in 2011, a decrease of $2.8 million from $10.0 million in 2010. Gains realized on the sale of these loans were $230 in 2011 and $289 in 2010. Residential mortgage loans serviced for the Federal National Mortgage Association (“FNMA”) totaled $38.7 million at December 31, 2011, an increase of $4.0 million or 11.5 percent from $34.7 million at the end of 2010. Mortgage loans held for sale totaled $569 at December 31, 2011, and $30 at the end of 2010.

Asset Quality

The banking industry experienced substantial improvement in asset quality in 2011. For all FDIC-insured commercial banks, nonperforming loans and leases decreased 21.9 percent at December 31, 2011, from the end of 2010. The ratio of nonperforming assets to total assets for these institutions decreased to 1.58 percent at December 31, 2011, from 2.08 percent at year-end 2010. In addition, net charge-offs for these institutions decreased 40.3 percent comparing 2011 and 2010. As a result, FDIC-insured commercial banks reduced their loan loss provisions 52.7 percent in 2011. As a percentage of total loans, the allowance for loan losses for FDIC-insured commercial banks equaled 2.73 percent at the end of 2011, down from 3.42 percent at the end of 2010.

Similar to the banking industry, Peoples continued to experience asset quality improvements in 2011. The economic recovery in Peoples market area aided by the impact of natural gas drilling continued to favorably affect its commercial customer base and the market values of the collateral supporting their loans with us. Despite a sizable increase in the overall loan portfolio, the amount of nonperforming assets was relatively unchanged comparing year-end 2011 and 2010. Nonperforming assets decreased to 2.39 percent of loans, net and foreclosed assets at December 31, 2011, from 2.61 percent at the end of 2010. A decrease of $3.0 million in foreclosed assets offset increases of $3.1 million in nonaccrual loans and loans with terms modified under troubled debt restructures.

Peoples maintains the allowance for loan losses at a level its believes adequate to absorb probable credit losses related to individually evaluated loans, as well as probable incurred losses inherent in the remainder of the loan portfolio as of the balance sheet date. The balance in the allowance for loan losses account is based on past events and current economic conditions. Peoples employs the FFIEC Interagency Policy Statement, as amended, and GAAP in assessing the adequacy of the allowance account.

The allowance for loan losses increased $1,249 to $5,349 at December 31, 2011, from $4,100 at the end of 2010. The increase resulted from a provision for loan losses of $1,794 exceeding net loans charged-off of $545. The allowance for loan losses, as a percentage of loans, net of unearned income, was 1.20 percent at the end of 2011, compared to 1.05 percent at the end of 2010. Net loans charged-off decreased $894 or 62.1 percent to $545 in 2011 from $1,439 in 2010. Net charge-offs, as a percentage of average loans outstanding, equaled 0.13 percent in 2011 and 0.40 percent in 2010.

The allocated element of the allowance for loan losses account increased $472 to $4,521 at December 31, 2011, compared to $4,049 at December 31, 2010. The specific allowance for loan losses decreased while the formula portion of the allowance for loan losses increased from the end of 2010. The specific portion of the allowance for impairment of loans individually evaluated under FASB Accounting Standards Codification (“ASC”) 310, declined $15 to $810 at December 31, 2011, from $825 at year-end 2010 due primarily to a decrease in the amount of loans individually evaluated with a corresponding allowance recorded. The amount of impaired loans having sufficient collateral coverage increased to $9.3 million for December 31, 2011 from $7.0 million at the end of 2010. No allowance is considered necessary to absorb potential losses on these loans as the collateral, based on appraised values, should meet or exceed any shortfall in case of default. In addition, the formula portion of the allowance for loans collectively evaluated for impairment under FASB ASC 450, increased $472 to $4,521 at December 31, 2011, from $4,049 at December 31, 2010. The total loss factor for collectively evaluated loans increased from year-end 2010 due to a higher amount of average net charge-offs for the past twelve quarters and an increase in the qualitative factors.

The unallocated element equaled $828 representing 15.5 percent of the total allowance for loan losses at December 31, 2011, compared to $51 or 1.2 percent at December 31, 2010. Peoples believes the increase in the unallocated element was appropriate given the significant growth in the loan portfolio and the higher amount of commercial loan originations, which have a greater degree of complexity as compared to other loan types. Moreover, the increase is directionally consistent in accordance with supervisory guidance on the allowance for loan losses.

The coverage ratio, the allowance for loan losses account, as a percentage of nonperforming loans, is an industry ratio used to test the ability of the allowance account to absorb potential losses arising from nonperforming loans. The coverage ratio was 52.1 percent at December 31, 2011, compared to 59.4 percent at December 31, 2010.

Deposits

Total deposits grew $55.5 million or 12.7 percent to $494.3 million at December 31, 2011, from $438.8 million at the end of 2010. In comparison, total deposits increased $28.7 million or 7.0 percent in 2010. For 2011, interest-bearing accounts increased $36.2 million or 9.9 percent. Interest-bearing transaction accounts, which include money market, NOW and savings accounts, increased $20.1 million in 2011. Noninterest-bearing accounts rose $19.3 million or 26.2 percent, partially due to the increase in commercial relationships.

Total deposits averaged $468.9 million in 2011, an increase of $38.7 million or 9.0 percent, compared to $430.2 million in 2010. Average noninterest-bearing deposits increased $8.4 million or 11.5 percent, while average interest-bearing accounts grew $30.3 million or 8.5 percent. With regard to average interest-bearing deposits, average total time deposits increased $13.4 million. Interest-bearing transaction accounts increased, as average money market, NOW and savings accounts grew $3.1 million, $6.3 million and $7.5 million in 2011.

Volatile deposits, time deposits $100 or more, increased $9.4 million to $36.7 million at December 31, 2011, from $27.3 million at the end of 2010. Large denomination time deposits averaged $28.7 million in 2011, an increase of $8.5 million or 42.1 percent from $20.2 million in 2010. Peoples’ average cost of these funds increased 16 basis points to 2.06 percent in 2011, from 1.90 percent in 2010.

Market Risk Sensitivity

With respect to evaluating its exposure to interest rate risk on earnings, Peoples utilizes a gap analysis model that considers repricing frequencies of rate sensitive assets (“RSA”) and rate sensitive liabilities (“RSL”). Gap analysis attempts to measure its interest rate exposure by calculating the net amount of RSA and RSL that reprice within specific time intervals. A positive gap occurs when the amount of RSA repricing in a specific period is greater than the amount of RSL repricing within that same time frame and is indicated by a RSA/RSL ratio greater than 1.0. A negative gap occurs when the amount of RSL repricing is greater than the amount of RSA and is indicated by a RSA/RSL ratio less than 1.0. A positive gap implies that earnings will be impacted favorably if interest rates rise and adversely if interest rates fall during the period. A negative gap tends to indicate that earnings will be affected inversely to interest rate changes.

At December 31, 2011, Peoples was in a negative gap position with a cumulative one-year RSA/RSL ratio of 0.65. Similarly, at December 31, 2010, its cumulative one-year RSA/RSL ratio was 0.42. The change in its RSA/RSL ratio from the previous year-end resulted primarily from a $55.7 million or 36.8 percent increase in RSA maturing or repricing within one year, coupled with a $36.1 million or 10.2 percent decrease in RSL maturing or repricing within one year. The increase in RSA resulted primarily from a $42.5 million increase in loans, net maturing or repricing within the next 12 months. In addition to the increase in loans, a $11.0 million decrease in federal funds sold, more than offset increases of $23.7 million in investment securities and $0.5 million in loans held for sale. With regard to RSL, a decrease in interest-bearing transaction accounts of $46.8 million partially offset by increases in total time deposits of $3.2 million, short-term borrowings of $5.1 million and long-term debt of $2.4 explains the total change in RSL maturing or repricing within one year.

Liquidity

At December 31, 2011, noncore funds consisted of time deposits in denominations of $100 or more, repurchase agreements, short-term borrowings and long-term debt. Large denomination time deposits are particularly not considered to be a strong source of liquidity since they are very interest rate sensitive and are considered to be highly volatile. At December 31, 2011, net noncore funding dependence ratio, the difference between noncore funds and short-term investments to long-term assets, was 13.6 percent. Peoples net short-term noncore funding dependence ratio, noncore funds maturing within one year, less short-term investments to long-term assets equaled -6.4 percent. Comparatively, its ratios equaled 1.8 percent and -1.0 percent at the end of 2010, which indicated an increase in its reliance on noncore funds. The increase in noncore funding reliance resulted primarily from an increase in short-term borrowings and time deposits $100 or more.

The Consolidated Statements of Cash Flows present the change in cash and cash equivalents from operating, investing and financing activities. Cash and cash equivalents consist of cash on hand, cash items in the process of collection, noninterest-bearing and interest-bearing deposits with other banks and federal funds sold. Cash and cash equivalents decreased $7.3 million for the year ended December 31, 2011. Similarly, for the year ended December 31, 2010, cash and cash equivalents decreased $1.1 million. During 2011, cash provided by operating and financing activities was more than offset by cash used in investing activities.

Operating activities provided net cash of $8.9 million in 2011 and $11.4 million in 2010. Net income, adjusted for the effects of noncash expenses such as depreciation and the provision for loan losses is the primary source of funds from operations.

Net cash provided by financing activities equaled $49.0 million in 2011 and $33.2 million in 2010. Deposit gathering, which is Peoples predominant financing activity, increased significantly in both 2011 and 2010. Deposit gathering provided a net cash inflow in 2011 of $55.6 million and $28.7 million in 2010. Partially offsetting the cash provided by deposit gathering in 2011 was $0.8 million in funds used for the repurchase of common shares, $2.5 million for the payment of dividends to stockholders and $8.4 million for repayment of long-term debt.

Peoples primary investing activities involve transactions related to its investment and loan portfolios. Net cash used in investing activities totaled $65.2 million in 2011, an increase of $19.5 million from $45.7 million in 2010. The demand for loans increased due to a loss of a major competitor along with other competitors experiencing asset quality problems. Net cash used in lending activities was $52.7 million and $57.1 million in 2011 and 2010. Activities related to its investment portfolio used net cash of $12.2 million in 2011 and provided net cash of $10.8 million in 2010. Repayments, coupled with sales, of investment securities amounted to $25.9 million in 2011, were more than offset by purchases of investment securities of $38.1 million. Conversely, in 2010, repayments of $84.0 million were more than the $73.2 million in purchases of investment securities.

Capital Adequacy

Peoples and Peoples Neighborhood Bank’s risk-based capital ratios are strong and have consistently exceeded the minimum regulatory capital ratios of 4.0 percent and 8.0 percent required for adequately capitalized institutions. Peoples ratio of Tier I capital to risk-weighted assets and off-balance sheet items was 11.6 percent at December 31, 2011, and 11.7 percent at December 31, 2010. Total capital ratio was 12.7 percent at the close of both 2011 and 2010. Similarly, the leverage ratio, which equaled 9.4 percent at December 31, 2011, and 9.2 percent at December 31, 2010, exceeded the minimum of 4.0 percent for capital adequacy purposes. Peoples Neighborhood Bank reported tier I capital, total capital and leverage ratios of 11.0 percent, 12.1 percent and 8.9 percent at December 31, 2011, and 10.9 percent, 11.9 percent and 8.5 percent at December 31, 2010. Peoples Neighborhood Bank was categorized as well capitalized at December 31, 2011 and 2010.

Stockholders’ equity increased 9.1 million to $59.6 million or $19.11 per share at December 31, 2011, from $50.5 million or $16.07 per share at December 31, 2010. Net income of $7.8 million, was offset by net cash dividends declared of $2.5 million and, common shares repurchases of $0.8 million. Other comprehensive income related to an increase in the market value of investment securities available-for-sale increased capital by $4.6 million. Peoples declared dividends of $0.80 per share in 2011, compared to $0.79 per share in 2010. The dividend payout ratio, dividends declared as a percent of net income, equaled 32.3 percent in 2011 and 38.2 percent in 2010.

Review of Financial Performance

Peoples experienced a successful year in 2011, as evidenced by a $1,332 or 20.5 percent increase in earnings to $7,817 or $2.49 per share from $6,485 or $2.07 per share in 2010. Strong net interest income growth was the major factor leading to the record earnings. Greater operating efficiency and a higher amount of noninterest income also contributed to the favorable earnings growth. Return on average assets (“ROAA”) and return on average equity (“ROAE”) improved significantly in comparison to the previous year. ROAA was 1.33 percent for the year ended December 31, 2011, compared to 1.18 percent for the year ended December 31, 2010. ROAE was 14.80 percent in 2011 compared to 13.87 percent in 2010.

Tax-equivalent net interest income rose $2,570 or 12.4 percent in 2011. Growth in earning assets exceeding the growth in interest-bearing liabilities was the primary factor leading to the increase in net interest income. Also contributing to the increase was an improvement in the net interest spread between the tax-equivalent yield on earning assets and its cost of funds. Net interest margin equaled 4.18 percent in 2011, an 18 basis point improvement compared to 4.00 percent in 2010.

With regard to noninterest income, revenue generated by Peoples’ Wealth Management Division experienced a marked improvement in 2011. With the downturn in the housing market, net income generated in its secondary mortgage department decreased 17.0 percent. Service charges, fees, commissions and other decreased 14.2 percent. Peoples also realized gains on the sale of foreclosed assets of $1,671, and a net gain of $25 on the sale of investment securities available for sale.

Noninterest expense increased $2,065 or 15.6 percent to $15,310 in 2011 from $13,245 in 2010. Salaries and employee benefits expenses increased $937 or 17.0 percent as a result of additional staffing and normal merit increases. In addition, Peoples experienced a $378 or 15.1 percent increase in occupancy and equipment expense due to system upgrades and additions, as well as, increases in utility, building repair and real estate tax costs. Other expenses increased $750 or 14.3% comparing 2011 and 2010. Peoples productivity improved as evidenced by the change in the operating efficiency ratio. The operating efficiency ratio, defined as noninterest expense divided by the total of net interest income and noninterest income, is an industry ratio used to measure productivity. Peoples operating efficiency ratio improved to 56.1 percent in 2011 compared to 56.7 percent in 2010.

Net Interest Income

For the year ended December 31, 2011, tax-equivalent net interest income increased $2,570 to $23,268 from $20,698 in 2010. A positive volume and rate variance led to the improvement.

Changes in the volumes of earning assets and interest-bearing liabilities contributed to an increase of $2,441 in net interest income. Average earning assets grew $40.1 million to $557.2 million in 2011 from $517.1 million in 2010 and accounted for a $2,501 increase in interest income. Average loans, net increased $56.4 million or 15.5 percent, which caused interest income to increase $3,143. Conversely, average investments declined $11.4 million or 8.6 percent comparing 2011 and 2010, which resulted in reduced interest income of $632.

Average interest-bearing liabilities rose $24.7 million or 5.8 percent to $449.5 million in 2011 from $424.8 million in 2010. The growth resulted in a net increase in interest expense of $60. Having the greatest impact was a $8.5 million increase in large denomination time deposits, which caused interest expense to increase $172. An increase of $4.9 million in average time deposits less than $100 added $117 to interest expense. In addition, interest-bearing transaction accounts, including money market, NOW and savings accounts grew $16.9 million, which in aggregate caused a $140 increase in interest expense. Short-term borrowings averaged $5.5 million more and added $58 to interest expense while long-term debt averaged $11.1 million less and reduced interest expense by $427 comparing 2011 and 2010.

A favorable rate variance occurred as the decrease in the tax-equivalent yield on earning assets was less than the reduction in the cost of funds. As a result, tax-equivalent net interest income increased $129. The tax-equivalent yield on earning assets decreased 7 basis points to 5.19 percent in 2011 from 5.26 percent in 2010, resulting in a reduction in interest income of $790. Specifically, the tax-equivalent yield on the loan portfolio decreased 15 basis points to 5.64 percent in 2011 from 5.79 percent in 2010. The decline in the tax-equivalent yield on the loan portfolio was a reflection of the condition of general market rates. Loan yield reductions caused interest income to decrease $548, representing 69.4 percent of the entire reduction in interest income due to changes in rates.

The reduction in interest income was mitigated by a decrease of $919 in interest expense, which resulted from a 28 basis point decrease in the cost of funds to 1.25 percent in 2011 from 1.53 percent in 2010. Peoples experienced significant reductions in the rates paid on all major deposit categories with the exception of time deposits of $100 or more. Specifically, the cost of money market, NOW and savings accounts decreased 12 basis points, 12 basis points and 28 basis points comparing 2011 and 2010. These decreases resulted in reductions in interest expense of $49, $56 and $538. With regard to time deposits, the average rate paid for time deposits less than $100 decreased 13 basis points while time deposits $100 or more increased 16 basis points, which together resulted in a $59 decrease in interest expense. The average rate paid on short-term borrowings declined 38 basis points, resulting in a $137 reduction in interest expense.

Provision for Loan Losses

Peoples evaluates the adequacy of the allowance for loan losses account on a quarterly basis utilizing its systematic analysis in accordance with procedural discipline. Peoples takes into consideration certain factors such as composition of the loan portfolio, volumes of nonperforming loans, volumes of net charge-offs, prevailing economic conditions and other relevant factors when determining the adequacy of the allowance for loan losses account. Peoples makes monthly provisions to the allowance for loan losses account in order to maintain the allowance at an appropriate level. The provision for loan losses equaled $1,794 in 2011 and $2,202 in 2010.

Noninterest Income

Noninterest income increased $1,277 or 29.8 percent to $5,567 in 2011 from $4,290 in 2010. Revenue received from Peoples Wealth Management Division increased $352 or 115.4 percent as a result of acquiring an existing investment advisory business in the fourth quarter of 2010. Included in noninterest revenue in 2011 was a $1,671 gain on the sale of a commercial property held as other real estate. Service charges, fees, commissions and others declined $487, while continued weakness in the housing market contributed to a $71 reduction in mortgage banking income.

Noninterest Expense

Salaries and employee benefits expense increased $937 or 17.0 percent to $6,435 in 2011 from $5,498 in 2010. Salaries and payroll taxes increased $606 or 12.8 percent, while employee benefits expense increased $331 or 43.9 percent. The increase in the salaries and payroll taxes component was directly related to the hiring of business development personnel, additional staffing in the Wealth Management Division and annual merit increases. The increase in employee benefits expense resulted primarily from an increases in contributions to the deferred compensation plan and profit sharing as a result of the increase in earnings.

For 2011, occupancy and equipment expense increased $378 or 15.1 percent to $2,879 from $2,501 in 2010. Specifically, building-related costs increased $49 or 5.7 percent while equipment-related costs increased $329 or 20.0 percent. The increase in equipment expense resulted from additional costs, including maintenance and depreciation, associated with upgrades and additions to information systems. Higher utility costs, building repairs and real estate taxes were the primary factors causing the increase in occupancy expense.

Other expenses increased $750 or 14.3 percent to $5,996 in 2011 from $5,246 in 2010. The increase was due largely to incurring $404 of expenses from damages to four of its community banking offices caused by a flood in the third quarter of 2011. In addition, fees associated with accounts receivable financing product increased $162 for 2011. Balances carried in this product grew significantly in 2011, ending the year at $5,053 from $564 at the end of 2010.

Income Taxes

Peoples income tax expense increased $920 to $2,357 in 2011, from $1,437 in 2010. The increase resulted from higher net income before income taxes, coupled with a lower amount of tax-exempt interest revenue as a percentage of total interest revenue. Peoples utilizes loans and investments of tax-exempt organizations to mitigate its tax burden, as interest revenue from these sources is not taxable by the federal government. Tax-exempt interest revenue, as a percentage of total interest revenue, declined to 11.0 percent in 2011 from 12.3 percent in 2010. Its effective tax rate increased to 23.2 percent in 2011, compared to 18.1 percent in 2010.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk to Peoples earnings and/or financial position resulting from adverse changes in market rates or prices, such as interest rates, foreign exchange rates or equity prices. Peoples exposure to market risk is primarily interest rate risk (“IRR”) associated with lending, investing and deposit gathering activities. During the normal course of business, we are not exposed to foreign exchange risk or commodity price risk. Peoples exposure to IRR can be explained as the potential for change in reported earnings and/or the market value of net worth. Variations in interest rates affect the underlying economic value of assets, liabilities and off-balance sheet items. These changes arise because the present value of future cash flows, and often the cash flows themselves, change with interest rates. The effects of the changes in these present values reflect the change in Peoples underlying economic value, and provide a basis for the expected change in future earnings related to interest rates. Interest rate changes affect earnings by changing net interest income and the level of other interest-sensitive income and operating expenses. IRR is inherent in the role of banks as financial intermediaries.

However, a bank with a high degree of IRR may experience lower earnings, impaired liquidity and capital positions, and most likely, a greater risk of insolvency. Therefore, banks must carefully evaluate IRR to promote safety and soundness in their activities.

The overnight borrowing rate has been subject to a range of 0% to 0.25% since the Federal Open Market Committee (“FOMC”) adopted their accommodative monetary policy. The FOMC has also acted in concert to drive longer term rates to historic lows as well as operating as a backstop to the financial industry through direct infusions of capital by implementing their quantitative easing policies. While there has been some indication that the FOMC’s accommodating position may change, there are no immediate signs that the current environment will warrant this action.

The projected impact of instantaneous changes in interest rates on Peoples net interest income and economic value of equity at June 30, 2013, is summarized as follows:

	June 30, 2013
	% Change in
Changes in Interest Rates (basis points)	Net Interest Income		Economic Value of Equity
	Metric	Policy	Metric	Policy
+400	(4.7)	N/A	(11.0)	N/A
+300	(3.4)	(30.0)	(7.9)	(30.0)
+200	(2.3)	(20.0)	(5.2)	(25.0)
+100	(1.2)	(10.0)	(2.6)	(15.0)
Static	—	—	—	—
-100	(2.4)	(10.0)	8.9	(15.0)
-200	(7.7)	(20.0)	11.3	(25.0)

Description of Peoples Capital Securities

The authorized capital stock of Peoples consists of twelve million five hundred thousand (12,500,000) shares of common stock, $2.00 par value, and five hundred thousand (500,000) shares of preferred stock, $5.00 par value. Peoples is proposing to increase its authorized number of common stock to twenty-five million (25,000,000) shares. See “Peoples Proposal 2: Amendment to Peoples’ Articles of Incorporation to Increase Authorized Number of Shares” below.

As of the record date for the Peoples special meeting, there are             shares of Peoples common stock issued and outstanding,             shares held by Peoples as treasury stock, and no shares of Peoples preferred stock issued or outstanding. There are no other shares of capital stock of Peoples authorized, issued or outstanding.

Peoples has no options, warrants or other rights authorized, issued or outstanding other than options and rights granted under Peoples’ various stock compensation and dividend reinvestment plans.

Description of Peoples’ Common Stock

Dividends

The holders of Peoples common stock share ratably in dividends when and if declared by Peoples’ board of directors from legally available funds. Declaration and payment of cash dividends by Peoples depends upon cash dividend payments to it by Peoples Neighborhood Bank, which is Peoples’ primary source of revenue and cash flow. Peoples is a legal entity separate and distinct from Peoples Neighborhood Bank. Accordingly, the right of Peoples, and consequently the right of creditors and shareholders of Peoples, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of Peoples in its capacity as a creditor may be recognized.

Pre-Emptive Rights, Redemption

Holders of Peoples common stock do not have pre-emptive rights to acquire any additional shares of Peoples common stock. Peoples common stock is not subject to redemption.

Liquidation Rights

In the event of Peoples’ liquidation, dissolution or winding-up, whether voluntary or involuntary, holders of Peoples common stock will share ratably in any of its assets or funds that are available for distribution to its shareholders after satisfaction, or adequate provision is made for satisfaction, of its liabilities, and after payment of any liquidation preferences of any outstanding shares of Peoples preferred stock.

Preferred Stock

Peoples’ board of directors is authorized to issue shares of Peoples preferred stock, without shareholder approval. Peoples’ board will determine the rights, qualifications, limitations and restrictions of each series of Peoples preferred stock at the time of issuance, including without limitation, rights as to dividends, voting and convertibility into shares of Peoples common stock. Shares of Peoples preferred stock may have dividend, redemption, voting, and liquidation rights that take priority over the Peoples common stock, and may be convertible into Peoples common stock.

Anti-Takeover Article and Bylaw Provisions

Peoples’ articles of incorporation and bylaws contain certain provisions that may have the effect of deterring or discouraging an attempt to take control of Peoples. Among other things these provisions:

•	Empower Peoples’ board of directors, without shareholder approval, to issue shares of Peoples preferred stock the terms of which, including voting power, are set by Peoples’ board of directors;

•	Divide Peoples’ board of directors into three classes serving staggered three-year terms;

•	Require that shares with at least 75 % or, in certain instances, a majority of total voting power approve the repeal or amendment of certain provisions of Peoples’ articles of incorporation;

•	Eliminate cumulative voting in the election of directors; and

•	Require advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders.

The Pennsylvania Business Corporation Law of 1988, as amended, also contains certain provisions applicable to Peoples that may have the effect of deterring or discouraging an attempt to take control of Peoples. These provisions, among other things:

•

Require that, following any acquisition by any person or group of 20% of a public corporation’s voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the “fair value” of the shares, including an increment representing a proportion of any value payable for control of the corporation (Subchapter 25E of the Pennsylvania Business Corporation Law);

•

Prohibit for five years, subject to certain exceptions, a “business combination” (which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets) with a person or group beneficially owning 20% or more of a public corporation’s voting power (Subchapter 25F of the Pennsylvania Business Corporation Law);

•

Prevent a person or group acquiring different levels of voting power (20%, 33% and 50%) from voting any shares over the applicable threshold, unless “disinterested shareholders” approve such voting rights (Subchapter 25G of the Pennsylvania Business Corporation Law);

•

Require any person or group that publicly announces that it may acquire control of a corporation, or that acquires or publicly discloses an intent to acquire 20% or more of the voting power of a corporation, to disgorge to the corporation any profits that it receives from sales of the corporation’s equity securities purchased over the prior 24 or subsequent 18 months (Subchapter 25H of the Pennsylvania Business Corporation Law);

•	Expand the factors and groups (including shareholders) which a corporation’s board of directors can consider in determining whether an action is in the best interests of the corporation;

•	Provide that a corporation’s board of directors need not consider the interests of any particular group as dominant or controlling;

•

Provide that a corporation’s directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control;

•

Provide that actions relating to acquisitions of control that are approved by a majority of “disinterested directors” are presumed to satisfy the directors’ standard, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

•

Provide that the fiduciary duty of a corporation’s directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

The Pennsylvania Business Corporation Law also explicitly provides that the fiduciary duty of directors does not require them to:

•	Redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

•

Render inapplicable, or make determinations under, provisions of the Pennsylvania Business Corporation Law relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

•

Act as the board of directors, a committee of the board or an individual director, solely because of the effect the action might have on an acquisition or potential acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition.

Comparison of Shareholders’ Rights

Upon completion of the merger, Penseco shareholders will become Peoples shareholders, and their rights will be governed by the articles of incorporation and bylaws of Peoples, as amended in accordance with the merger. Each of Peoples and Penseco is, and the combined company will be, a Pennsylvania business corporation governed by the Pennsylvania Business Corporation Law.

The following is a summary of the material differences among the pre-merger rights of Penseco and Peoples shareholders and their post-merger rights as shareholders of Peoples, giving effect to the planned amendments to the articles of incorporation and bylaws of Peoples. This discussion is not a complete statement of all differences affecting the rights of Penseco and Peoples shareholders, and this discussion is qualified in its entirety by reference to the Pennsylvania Business Corporation Law, the articles of incorporation and bylaws of Penseco and Peoples, and the post-merger articles of incorporation and bylaws of Peoples, which are attached to this document as Exhibits 4 and 5 to the merger agreement.

Number of Authorized Shares of Capital Stock

Peoples, pre-merger. The articles of incorporation currently authorize 12,500,000 shares of common stock and 500,000 shares of preferred stock.

Peoples, post-merger. Upon approval and adoption by the shareholders of the proposed amendment to Peoples’ articles of incorporation pursuant to the terms of the merger agreement, the articles of incorporation will authorize 25,000,000 shares of common stock and 500,000 shares of preferred stock.

Penseco. The articles of incorporation authorize 15,000,000 shares of common stock.

Share Certificates

Peoples, pre- and post-merger. Peoples’ amended articles and bylaws allow for the representation of share ownership in certificated and uncertificated form.

Penseco. The bylaws of Penseco allow for the representation of share ownership in certificated and uncertificated form.

Annual Shareholder Meeting

Peoples, pre- and post-merger. The annual meeting of shareholders shall be held no later than May 31 each year as fixed by the board of directors.

Penseco. The date of the annual meeting is fixed each year by the board of directors.

Special Meetings of Shareholders

Peoples, pre- and post-merger. Special meetings of shareholders may be called at any time by the chairman of the board, the President, a majority of the board of directors or of its executive committee.

Penseco. Special meetings of the shareholders may be called at any time by the chairman, president, or board of directors of Penseco.

Notice of Shareholder Meetings

Peoples, pre- and post-merger. Unless required otherwise by law, each shareholder is entitled to notice of a meeting of shareholders at least ten days before the meeting.

Penseco. Unless required otherwise by law, each shareholder is entitled to notice of a meeting of shareholders at least ten days before the meeting.

Fixing the Record Date

Peoples, pre- and post-merger. The board of directors may fix a time as the record date for the event not more than 90 days prior to the date of any meeting, the date fixed for the payment of dividend, the date for the allotment of rights, and the date when any change or conversion of shares will be made or go in effect.

Penseco. The board of directors may fix a time as the record date for the event not more than 90 days prior to the date of any meeting, the date fixed for the payment of dividend, the date for the allotment of rights, and the date when any change or conversion of shares will be made or go in effect.

Composition of the Board of Directors

Peoples, pre-merger. The current bylaws of Peoples require that the board of directors be comprised of between five and 25 directors. The board of directors is divided into three classes of directors, and each director in a class serves a three-year term such that only the terms of directors in a single class expire in a given year. Upon a vacancy on the board of directors, the majority of the remaining directors will fill the open position. Directors who reach the mandatory retirement age of 70 years retire at the next annual meeting of shareholders following their 70th birthday.

Peoples, post-merger. The proposed amendment to Peoples’ bylaws requires that for 3 years following the effective time of the merger Peoples’ board of directors be comprised of 14 directors with Peoples selecting 6 members and Penseco selecting 8 members from their current boards of directors unless 80% of the board of directors determines otherwise, director nominees shall be selected, or recommended for the board of directors’ selection, by a nominating committee comprised solely of independent directors, and more particularly as follows:

•

a subcommittee comprised solely of continuing Peoples directors will select, or recommend for the board’s selection, the director nominees for each directorship held by an incumbent continuing Peoples director whose term is expiring, and

•

a subcommittee comprised solely of continuing Penseco directors will select, or recommend for the board’s selection, the director nominees for each directorship held by an incumbent continuing Penseco director whose term is expiring.

The directors will be divided as equally as possible among three classes of directors. Each director in a class will serve a three-year term such that only the terms of directors in a single class expire in a given year. Directors who reach the mandatory retirement age of 73 years retire at end of their term. However, those directors who are appointed in connection with the merger are eligible to stand for one additional 3 year term of office regardless of age. These bylaw provisions may only be amended upon the approval of 80% of the directors of the entire board of directors.

Successors to vacant positions will be selected in the manner above for three years after the merger unless 80% of Peoples’ board of directors determines otherwise after the effective time of the merger. After three years, the majority of the remaining board of directors will fill vacant positions.

Penseco. The current bylaws of Penseco require that the board be comprised of a number of directors as fixed from time to time by resolution of the board of directors. The board of directors is divided into four classes of directors nearly equal in number as possible, each director in a class serves a four-year term such that only the terms of directors in a single class expire in a given year. Upon a vacancy on the board of directors, the majority of the remaining directors will fill the open position.

Composition of Board of Director Committees

Peoples, pre-merger. Other than requiring the chairman of the board, the President and not less than one or more than three other directors to serve on the executive committee, there currently are no restrictions regarding the composition of board of director committees in the articles of incorporation or bylaws of Peoples.

Peoples, post-merger. The proposed amendment to Peoples’ bylaws requires that, for 3 years after the merger, all committees of the board of directors have pro rata representation of directors of Peoples prior to the merger and directors formerly of Penseco. The committees will be comprised accordingly for three years unless 80% of the board of directors of Peoples determines otherwise after the effective time of the merger.

Penseco. The bylaws require that there shall be three standing committees of the board consisting of the nominating and corporate governance committee, the audit committee and the compensation committee and such other committees as the board shall establish. Each of the three standing committees shall consist of at least three directors. All other committees may consist of one or more directors as the board of directors may determine.

Advance Notice Requirement for Nomination of Candidates for Director

Peoples, pre- and post-merger. Shareholders wishing to nominate a candidate for election to the board of directors must notify the Secretary of the Peoples in writing not less than 60 days prior to the date of any meeting of shareholder called for the election of directors. The notice must contain:

1.	The name and address of the proposed nominee;

2.	The age of the proposed nominee;

3.	The principal occupation of the proposed nominee;

4.	The number of shares the proposed nominee owns of Peoples;

5.	The total number of shares that, to the knowledge of the notifying shareholder, that will be voting for the proposed nominee;

6.	The name and residence address of the notifying shareholder; and

7.	The number of shares the notifying shareholder owns of Peoples.

Shareholders who wish to include their nomination in the proxy materials of Peoples also must comply with the timing and information requirements of the Securities and Exchange Commission Rule 14a-8 promulgated under the Securities Exchange Act of 1934.

Penseco. Shareholders wishing to nominate a candidate for election to the board of directors must notify the Secretary of Penseco in writing not later than 60 days nor earlier than 90 days prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder must be received no earlier than the 90th day prior to the annual meeting and not later than the 60th day prior to the annual meeting or the 15th day following the day on which public announcement of the date of the meeting is first made by Penseco.

Advance Notice Requirement for Business to be Conducted at Annual Meeting

Peoples, pre- and post-merger. Shareholders who wish to have their proposals considered at an annual meeting of shareholders but not included in Peoples’ proxy materials must submit notice of their proposal to the principal executive offices addressed to the attention of the President or Secretary (i) in the case of an annual meeting that is called for a date that is within thirty (30) days before or after the anniversary date of the immediately preceding annual meeting of shareholders, not less than sixty (60) days nor more than ninety (90) days prior to such anniversary date, provided, that a proposal submitted by shareholder for inclusion in the Peoples’ proxy statement for an annual meeting which is appropriate for inclusion therein and otherwise complies with Securities Exchange Act of 1934 Rule 14a-8 (including timeliness), or any successor rule, shall be deemed to have also been submitted timely pursuant to these by laws and (ii) in the case of an annual meeting that is called for a date that is not within thirty (30) days before or after the anniversary date of the immediately preceding annual meeting, or in the case of a special meeting, not later than the close of business on the fifth (5th) day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting date (which shall include disclosure of the meeting date given to a national securities exchange or the Financial Industry Regulatory Authority) was made.

Each such Shareholder Notice must set forth:

(i)	the name and address of the shareholder who intends to bring the business before the meeting (“Proposing Shareholder”);

(ii)	the name and address of the beneficial owner, if different than the Proposing Shareholder, or any of the shares of Peoples which are owned of record and beneficially by the Proposing Shareholder and the number which are owned beneficially by any beneficial owner;

(iii)	any interest (other than an interest solely as a shareholder) which the Proposing Shareholder or a beneficial owner has in the business being proposed by the Proposing Shareholder;

(iv)	a description of all arrangements and understandings between the Proposing Shareholder and any beneficial owner and any other person or persons (naming such person or persons) pursuant to which the proposal in the shareholder notice is being made;

(v)	a description of the business which the Proposing Shareholder seeks to bring before the meeting, the reason for doing so and, if a specific action is to be proposed, the text of the resolution or resolutions which the Proposing Shareholder proposes that Peoples adopt; and

(vi)	a representation that the Proposing Shareholder is at the time of giving the shareholder notice, was or will be on the record date for the meeting, and will be on the meeting date a holder of record of shares of Peoples entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to bring the business specified in the shareholder notice before the meeting.

Penseco. Shareholders who wish to have their proposals considered at an annual meeting of shareholders but not included in Penseco’s proxy materials must submit notice of their proposal to the principal executive offices of Penseco not later than 120 days prior to the anniversary date of the initial proxy materials or of a notice of the meeting by Penseco in connection with the immediately preceding annual meeting of shareholders. The notice must contain with respect to each proposal:

1.	A description of the proposal and the reasons for bringing the proposal to the consideration of the shareholders;

2.	The name and address of the shareholder making the proposal;

3.	The class and number of shares beneficially owned by the proposing shareholder and by any person in a voting group with the proposing shareholder with respect to Penseco;

4.	The identification of any person retained by the proposing shareholder to solicit votes for the passage of the proposal along with a brief description of the terms of the employment; and

5.	Any material interest the proposing shareholder has with respect to the proposal.

Shareholders who wish to include their proposal in the proxy materials of Penseco must comply with the timing and information requirements of the Securities & Exchange Commission Rule 14a-8 promulgated under the Securities Exchange Act of 1934.

Amendment of Articles of Incorporation

Peoples, pre- and post-merger. A majority of the votes cast by all shareholders entitled to vote on the matter may amend the articles of incorporation. However, the provisions of Article 7 relating to shareholder approval of fundamental transactions and Article 9 relating to factors the board may consider relating to fundamental transactions may not be repealed, altered or amended, in any respect whatsoever, unless such repeal, alteration or amendment is approved by either (a) the affirmative vote of shareholders entitled to cast at least 75% of the votes which all shareholders of Peoples are entitled to cast or (b) the affirmative vote of at least 66-2/3% of the members of the board of directors of Peoples and the affirmative vote of shareholders entitled to cast at least a majority of the votes which all shareholders of Peoples are entitled to cast.

Penseco. The affirmative vote of a majority of total votes eligible to be cast at a meeting on a proposal submitted by the board of directors may amend the articles of incorporation. However, the affirmative vote of at least 75% of the outstanding shares of common stock is required to amend article Fifth of the articles of incorporation relating to shareholder approval of mergers, consolidations, liquidations, or dissolutions.

Amendment of Bylaws

Peoples, pre-merger. The bylaws may be amended by (a) the affirmative vote of at least seventy-five percent (75%) of the outstanding shares of common stock or (b) by the affirmative vote of a majority of the members of the board of directors, with the exception of Sections 10.2. and 10.3. of the bylaws which requires the affirmative vote of seventy-five percent (75%) or more of the members of the board of directors, subject to the power of the shareholders to change such action of the board of directors by the affirmative vote of at least seventy-five percent (75%) of the outstanding shares of common stock.

Peoples, post-merger. Generally, the means by which the bylaws can be amended will not change after the merger. However, the provisions relating to the composition of the board of directors, mandatory retirement of directors, filling of vacancies of the board of directors, and the composition of committees of the board of directors for three years following the merger may only be amended by an affirmative vote of 80% of the board of directors.

Penseco. Shareholders may amend the bylaws by a majority vote provided that notice of the proposed amendments are sent to shareholders at least 10 days prior to the meeting at which such amendments are voted. Except as to bylaws fixing the qualifications, classification or terms of office of directors, the board of directors may amend Penseco’s bylaws subject to the power of the shareholders to change such action.

Fundamental Changes

Peoples, pre- and post-merger. Peoples’ articles of incorporation require the approval of at least 75% of the outstanding shares of Peoples for the merger, consolidation, share exchange, sale, lease, exchange or other transfer of the assets, liquidation or dissolution of Peoples or any similar transaction. However, if such transaction is approved by at least 66-2/3% of the members of the entire Board, then only a majority of the outstanding shares of Peoples is required to approve the transaction.

Penseco. Penseco’s articles of incorporation require the approval of at least 75% of the outstanding shares of Penseco for the merger, consolidation, liquidation or dissolution of Penseco.

Anti-Takeover Provisions Applicable to Registered Corporations

Peoples, pre- and post-merger. Peoples is a “registered corporation.” Accordingly, Peoples is subject to the following “anti-takeover provisions” of Chapter 25 of the Pennsylvania Business Corporation Law, which contain a wide variety of transactional and status exemptions, exclusions, and safe harbors.

•

Subchapter 25E (relating to control transactions) provides that if any person or group of persons were to acquire more than 20% of the voting power of Peoples, then the remaining shareholders could demand from such person or group of persons the fair value of their shares, including a proportionate amount of any control premium.

•

Subchapter 25F (relating to business combinations) delays for five years and imposes conditions upon “business combinations” between an “interested shareholder” and a covered corporation, unless the business combination or share acquisition is approved by Peoples’ board of directors prior to the date the person became an interested shareholder. “Business combination” is defined broadly to include various transactions utilizing a corporation’s assets for purchase price amortization or refinancing purposes. An “interested shareholder” for this purpose is defined generally as the beneficial owner of at least 20% of a corporation’s voting shares.

•

Subchapter 25G (relating to control-share acquisitions) prevents a person who has acquired 20% or more of the voting power of a covered corporation from voting the shares unless the “disinterested” shareholders approve the voting rights.

•

Subchapter 25H (relating to disgorgement) requires persons (1) who acquire 20% or more of the voting power of a covered corporation or (2) announce that they may acquire such control, and then sell shares within 18 months after the happening of (1) or (2) to disgorge the profits made from the transaction. Any profits from sales of equity securities of Peoples by the person or group during the 18-month period belong to Peoples if the securities that were sold were acquired during the 18-month period or with 24-months prior thereto.

•

Subchapter 25I (relating to severance payments) provides for a minimum severance payment to certain employees terminated within two years of the approval of a control-share acquisition under Subchapter 25G.

•	Subchapter 25J (relating to business combination transactions-labor contracts) prohibits the abolishment of certain labor contracts in connection with a control-share acquisition under Subchapter 25G.

Penseco. Penseco is a “registered corporation.” Accordingly, Penseco is subject to the “anti-takeover provisions” of Chapter 25 of the Pennsylvania Business Corporation Law described above.

Directors’ Duty to Consider a Merger or Combination with Another Corporation

Peoples, pre- and post-merger. Pennsylvania Business Corporation Law states that in considering a transaction such as a merger or combination with another corporation:

1.	A director can consider a number of factors and groups in determining whether the transaction is in the best interests in Peoples;

2.	A director need not consider the interests of any particular group as dominant or controlling;

3.	Directors, in order to satisfy the presumption that they have acted in the best interests of Peoples, need not satisfy any special burden of proof;

4.	Actions approved by a majority of disinterested directors are presumed to satisfy these standards unless clear and convincing evidence shows that the directors did not assent to the action in good faith after reasonable investigation; and

5.	The fiduciary duty of a director is owed only to Peoples and may be enforced by Peoples or a shareholder in a derivative action but not by a shareholder directly.

In addition to these provisions in the Pennsylvania Business Corporation Law, Peoples articles of incorporation further provide that its board of directors when evaluating any offer of another party to (i) make a tender or exchange offer for any equity security of Peoples, (ii) merge or consolidate Peoples with another corporation, (iii) purchase or otherwise acquire all or substantially all of the properties and assets of Peoples or (iv) engage in any transaction similar to, or having similar effects as, any of the foregoing transactions, shall, in connection with the exercise of its judgment in determining what is in the best interests of Peoples and its shareholders, give due consideration to all relevant factors, including without limitation the social and economic effects of the proposed transaction on the depositors, employees, suppliers, customers and other constituents of Peoples and its subsidiaries and on the communities in which Peoples and its subsidiaries operate or are located, the business reputation of the other party, and the board of directors’ evaluation of the then value of Peoples in a freely negotiated sale and of the future prospects of this corporation as an independent entity.

Penseco. In addition to the provisions of Pennsylvania Business Corporation Law, Penseco’s articles of incorporation further provide that its board of directors may, if it deems it advisable, oppose a tender or other offer for Penseco’s securities, whether the offer is in cash or in the securities of a corporation or otherwise. When considering whether to oppose an offer, the board of directors may, but is not legally obligated to, consider any pertinent issue. Though the board of directors is not legally obligated to consider the following, the articles of incorporation give examples of factors the board of directors may consider:

•	Whether the offer price is acceptable based on the historical and present operating results or financial condition of Penseco;

•	Whether a more favorable price could be obtained for Penseco’s securities in the future;

•

The reputation and business practice of the offeror and its management and affiliates as they would affect the shareholders, employees, depositors and customers of Penseco and its subsidiaries and the future value of Penseco’s stock;

•

The value of the securities (if any) which the offeror is offering in exchange for Penseco’s securities based on an analysis of the worth of Penseco as compared the other entity whose securities are being offered; and

•	Any antitrust or other legal and regulatory issues that are raised by the offer.

If Penseco’s board of directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose. The articles of incorporation give these examples:

•	Advising shareholders not to accept the offer;

•	Litigation against the offeror;

•	Filing complaints with all governmental and regulatory authorities;

•	Acquiring the offeror corporation’s own securities;

•	Selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto;

•	Acquiring a company to create an antitrust or other regulatory problem for the offeror; and

•	Obtaining a more favorable offer from another individual or entity.

Peoples Proposal No. 2:

Amendment to Peoples’ Articles of Incorporation to

Increase Authorized Number of Shares

Peoples’ articles of incorporation currently authorize twelve million five hundred thousand (12,500,000) shares of common stock, $2.00 par value per share and five hundred thousand (500,000) shares of series preferred stock, no par value per share. As of [—], 2013, there were 3,087,206 shares of common stock issued and outstanding and no shares of series preferred stock issued and outstanding. Of the remaining 9,412,794 authorized but unissued shares of common stock, 5,800 shares are reserved for issuance upon the exercise of outstanding stock options under the Peoples’ stock option plans and in connection with the corporation’s Dividend Reinvestment and Stock Purchase Plan, as well. In order to complete the merger with Penseco, Peoples must issue an additional 4,466,086 shares to Penseco shareholders. While, Peoples does have enough authorized shares to complete the merger, in the future, Peoples may need additional authorized but unissued shares available for issuance, from time to time, as may be necessary in connection with future financings, investment opportunities, acquisitions of other companies, the declaration of stock dividends, stock splits or other distributions, or for other corporate purposes.

On June 28, 2013, Peoples board of directors approved and adopted resolutions to amend Article 4 of the Peoples articles of incorporation to increase the number of authorized shares of common stock from 12,500,000 shares to 25,000,000 shares. This increase in the number of authorized shares requires that Peoples shareholders adopt the amendment to the Peoples articles of incorporation. A true and correct copy of the amended and restated articles of incorporation, reflecting the proposed amendment, is set forth in Exhibit 4 to Annex A to this proxy statement/prospectus, which is incorporated in its entirety into this proxy statement/prospectus.

Except in relation to the merger with Penseco and as otherwise described in this proxy statement/prospectus, Peoples has no present plans, undertakings or arrangements for issuing additional shares after the merger. The board of directors believes that it is advisable to have the ability to authorize additional shares to enable Peoples, as the need may arise, to take prompt advantage of market conditions and favorable opportunities for the acquisition of other companies without the delay and expense of holding a special meeting of shareholders. The future issuance of shares of stock may dilute the present equity ownership position of current holders. The proposed amendment is not intended to have an anti-takeover effect. The issuance, however, of any of the shares may potentially have an anti-takeover effect by making it more difficult to obtain shareholder approval of actions, such as certain business combinations or removal of management.

Unissued shares of common stock and series preferred stock are available for issuance at the discretion of the Peoples board of directors, from time to time, for any proper corporate purpose, generally without further action of the shareholders, upon the affirmative vote of a majority of the members of the board of directors. If the proposed amendment is adopted by the Peoples shareholders, the Peoples board of directors is not likely to solicit shareholder approval to issue the additional authorized shares, except to the extent that approval may be required by law, regulation or any agreement governing the trading of the Peoples’ stock.

To provide sufficient shares for the future needs, the Peoples board of directors believes that it is in the best interest of the corporation for the shareholders to approve and adopt the amendment to Article 4 of the articles of incorporation. The Peoples board of directors believes that the increase in the number of authorized shares is necessary to provide Peoples with as much flexibility as possible to issue additional shares for proper purposes, including financing, acquisitions, stock splits, stock dividends, employee incentive plans, and other similar purposes.

As a result, the board of directors proposes that Peoples’ Articles of Incorporation be amended and restated to revise Article 4 of the Articles of Incorporation to read in full and in its entirety as follows:

“4. The aggregate number of shares of common stock which the corporation shall have authority to issue is Twenty-Five Million (25,000,000) shares of common stock, $2.00 par value.”

The affirmative vote of a majority of the votes cast by all Peoples shareholders entitled to vote thereon is required to approve and adopt this amendment.

Peoples’ board of directors unanimously recommends a vote FOR the proposal to amend Article 4 of Peoples’ Articles of Incorporation, as amended.

Peoples Proposal 3:

Advisory (Non-Binding) Vote on Golden Parachute Compensation

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the board of directors of Peoples is providing its shareholders with the opportunity to cast an advisory vote on the “golden parachute” compensation payable to the named executive officers of Peoples and Penseco in connection with the merger at the special meeting through the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the named executive officers in connection with the merger, as disclosed in the tables entitled “Golden Parachute Compensation for the Named Executive Officers of Peoples Financial Services Corp.” on page 83 and “Golden Parachute Compensation for the Named Executive Officers of Penseco Financial Services Corporation” on page 85 together with the accompanying narrative discussions relating to the named executive officers’ golden parachute compensation and the agreements or understandings pursuant to which such compensation may be paid or become payable, as set forth in the sections of this proxy statement/prospectus titled “Summary of Peoples Golden Parachute Arrangements” and “Summary of Penseco Golden Parachute Arrangements” are hereby APPROVED.”

The vote on this proposal is a vote separate and apart from the vote on the proposal to approve and adopt the merger agreement. Accordingly, you may vote to approve this proposal and not to approve and adopt the merger proposal, and vice versa. Because the vote is advisory in nature only, it will not be binding on either Peoples or Peoples Neighborhood Bank regardless of whether the merger agreement is approved and adopted. Accordingly, as the compensation to be paid in connection with the merger is contractual with the executives, regardless of the outcome of this advisory vote, such compensation will be payable, subject only to the conditions applicable to such payment, if the merger agreement is approved and adopted and the merger is completed.

The Peoples board of directors unanimously recommends that its shareholders vote FOR approval, on an advisory (non-binding) basis, of the golden parachute compensation payable to the named executive officers of Peoples and Penseco in connection with the merger.

Penseco Proposal 2:

Advisory (Non-Binding) Vote on Golden Parachute Compensation

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the board of directors of Penseco is providing its shareholders with the opportunity to cast an advisory vote on the “golden parachute” compensation, that is compensation based on or related to the proposed merger, payable to the named executive officers of Penseco in connection with the merger, at the special meeting through the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the named executive officers in connection with the merger, as disclosed in the table entitled “Golden Parachute Compensation for the Named Executive Officers of Penseco Financial Services Corporation” on page 85, together with the accompanying narrative discussion relating to the named executive officers’ golden parachute compensation and the agreements or understandings pursuant to which such compensation may be paid or become payable, as set forth in the section of this proxy statement/prospectus titled “Summary of Penseco Golden Parachute Arrangements” is hereby APPROVED.”

The vote on this proposal is a vote separate and apart from the vote on the proposal to approve and adopt the merger agreement. Accordingly, you may vote to approve this proposal and not to approve and adopt the merger proposal, and vice versa. Because the vote is advisory in nature only, it will not be binding on either Penseco or Penn Security Bank and Trust Company regardless of whether the merger agreement is approved and adopted. Accordingly, as the compensation to be paid in connection with the merger is contractual with the executives, regardless of the outcome of this advisory vote, such compensation will be payable, subject only to the conditions applicable to such payment, if the merger agreement is approved and adopted and the merger is completed.

The Penseco board of directors unanimously recommends that its shareholders vote FOR the proposal to approve, on an advisory basis, the compensation of the named executive officers of Penseco that is based on or related to the proposed merger.

Proposal:

Adjournment or Postponement of Special Meeting

In the event that either Peoples or Penseco does not have sufficient votes for a quorum or to approve and adopt the merger agreement at their special meetings of shareholders, they intend to adjourn or postpone their meetings to permit further solicitation of proxies. Peoples and Penseco can only use proxies they receive at the time of their special meeting to vote for adjournment or postponement, if necessary, by submitting the question of adjournment or postponement to shareholders as a separate matter for consideration.

The boards of directors of Peoples and Penseco recommend that their respective shareholders mark their proxy in favor of the adjournment or postponement proposal so that their proxy may be used to vote for adjournment or postponement if necessary. If shareholders properly execute their proxy, Peoples and Penseco will consider that those shareholders voted in favor of the adjournment or postponement proposal unless their proxy indicates otherwise. If Peoples or Penseco adjourn or postpone their special meeting, they will not give notice of the time and place of the adjourned or postponed meeting other than by an announcement of such time and place at their special meeting.

Experts

The consolidated financial statements of Peoples, as of December 31, 2012 and 2011, and for the years then ended, appearing elsewhere in this joint proxy statement/prospectus and in the registration statement have been included in reliance upon the report of ParenteBeard LLP, independent registered public accounting firm, which is included herein upon authority of ParenteBeard LLP as experts in accounting and auditing.

The consolidated financial statements of Penseco, as of December 31, 2012 and 2011, and for the years then ended, incorporated by reference into this joint proxy statement/prospectus and in the registration statement have been included in reliance upon the report of McGrail Merkel Quinn & Associates, P.C., independent registered public accounting firm, which is included herein upon authority of McGrail Merkel Quinn  & Associates, P.C.as experts in accounting and auditing.

Legal Matters

The validity of the Peoples common stock to be issued in the merger and certain other legal and certain tax matters relating to the merger are being passed upon for Peoples by Bybel Rutledge LLP, Lemoyne, PA. Certain tax matters relating to the merger are being passed upon for Penseco by Pepper Hamilton LLP, Philadelphia, PA

Where You Can Find More Information

Penseco files annual, quarterly or current reports, proxy and information statements, or other information with the SEC. Penseco files these reports with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. That site is http://www.sec.gov. Penseco’s SEC filings are also available on its website at http://www.pennsecurity.com in the Investor Relations section. The information on Penseco’s website is not incorporated into this joint proxy statement/prospectus.

Peoples filed a registration statement with the SEC under the Securities Act of 1933, as amended, relating to the Peoples common stock offered to the Penseco shareholders in connection with the merger. The registration statement contains additional information about the Peoples common stock. You may read and copy the registration statement at the SEC’s reference facilities described above.

Incorporation of Certain Information by Reference

This document incorporates by reference important business and financial information about Penseco that is not included in or delivered with these materials. The following documents, filed with the SEC by Penseco, are incorporated by reference in this document:

•	Penseco’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC, on March 14, 2013.

•

Penseco’s Proxy Statement for its 2013 annual meeting of shareholders, filed on April 1, 2013, to the extent incorporated by reference into its Annual Report on Form 10-K for the year ended December 31, 2012.

•	Penseco’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, filed with the SEC, on May 9, 2013 and June 30, 2013, filed with the SEC, on August 8, 2013.

•	Penseco’s Current Reports on Form 8-K, filed with the SEC, on May 10, June 28, and July 29, 2013.

Penseco also incorporates by reference in these materials additional documents filed by it with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/prospectus and prior to the earlier of the date of the special meetings or the termination of the merger agreement; provided, however, that Penseco is not incorporating any information deemed “furnished” but not “filed.” The incorporated documents are deemed part of this proxy statement/prospectus as of the date of filing of each document.

Any statement contained in these materials or in a document incorporated by reference in these materials will be deemed to be modified or superseded to the extent that a statement contained herein or in any later filed document that also is incorporated by reference herein modifies or supersedes the statement. Any statement so modified or superseded should not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus. You should read all information appearing in this proxy statement/prospectus in conjunction with the information and financial statements, including notes thereto, appearing in the documents incorporated by reference, except to the extent stated in this paragraph. All information in this proxy statement/prospectus is qualified in its entirety by the information in those documents.

You may obtain copies of the information incorporated by reference in this document. (See “How to Obtain More Information” in this document for information on how to make a request for information.)

All information contained or incorporated by reference in these materials about Penseco was supplied or verified by Penseco. All information contained in these materials about Peoples was supplied or verified by Peoples.

Other Business

As of the date of this document, Peoples’ and Penseco’s boards of directors know of no matters that will be presented for consideration at either special meeting other than as described in this document. However, if any other matter ancillary to the conduct of the meeting properly comes before either special meeting or any adjournments or postponements thereof and is voted upon, the form of proxy confers authority to the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters according to the recommendation of Peoples’ and Penseco’s management.

Shareholder Proposals

Peoples Annual Meeting

If the shareholders of Peoples and Penseco approve and adopt the merger agreement, Peoples will have its 2014 annual meeting of shareholders no later than May 31, 2014. Any shareholder who wishes to submit a proposal for inclusion in Peoples’ proxy statement for its 2014 annual meeting of shareholders was required to deliver the proposal in writing to the President of Peoples at Peoples’ principal offices, not later than November 18, 2013. All other shareholder proposals must be received between December 18, 2013 and January 21, 2013.

Penseco Annual Meeting

If the merger agreement is approved and adopted and the merger takes place, Penseco will not have an annual meeting of its shareholders in 2014. If the merger does not take place and Penseco does hold its 2014 annual meeting of shareholders, any shareholder who wishes to submit a proposal for inclusion in Penseco’s proxy statement for its 2014 annual meeting of shareholders was required to deliver the proposal in writing to the President of Penseco at its principal executive offices no later than December 2, 2013. If next year’s annual meeting is held on a date more than 30 calendar days before or after May 7, 2014, a shareholder proposal must be received by a reasonable time before Penseco begins to print and mail its proxy solicitation for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the SEC.

Penseco’s bylaws provide that, in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the 2014 annual meeting, a shareholder must deliver notice of such nominations and/or proposals to the Corporate Secretary not less than 60 days or more than 90 days prior to May 7, 2014. However, if the date of Penseco’s annual meeting is more than 30 days before or more than 60 days after May 7, 2014, notice must be received not less than 60 days nor more than 90 days prior to the annual meeting date or no later than 15 days after public announcement of the date of the annual meeting. A copy of the bylaws may be obtained from Penseco.

Consolidated Financial Statements of Peoples Financial Services Corp.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Peoples Financial Services Corp.

Hallstead, Pennsylvania

We have audited the accompanying consolidated balance sheets of Peoples Financial Services Corp. and subsidiaries’ (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Allentown, Pennsylvania

August 12, 2013

Peoples Financial Services Corp.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)

December 31	2012	2011
Assets:
Cash and due from banks	$9,777	$9,488
Interest-bearing deposits in other banks	1,126	1,071
Federal funds sold	17,180
Investment securities available-for-sale	147,780	139,899
Loans held for sale	1,917	569
Loans, net	465,773	445,103
Less: allowance for loan losses	6,581	5,349

Net loans	459,192	439,754
Premises and equipment, net	8,685	7,916
Accrued interest receivable	3,272	3,448
Other assets	22,594	19,259

Total assets	$671,523	$621,404

Liabilities:
Deposits:
Noninterest-bearing	$102,322	$92,985
Interest-bearing	471,989	401,298

Total deposits	574,311	494,283
Short-term borrowings	12,764	43,791
Long-term debt	13,130	18,927
Accrued interest payable	425	284
Other liabilities	4,697	4,506

Total liabilities	605,327	561,791

Stockholders’ equity:
Common stock, par value $2.00; authorized 12,500,000 shares; issued 3,341,251 shares	6,683	6,683
Capital surplus	3,155	3,141
Retained earnings	57,781	51,342
Accumulated other comprehensive income	4,876	3,645
Less: treasury stock, at cost: 2012, 256,995 shares; 2011, 222,395 shares	6,299	5,198

Total stockholders’ equity	66,196	59,613

Total liabilities and stockholders’ equity	$671,523	$621,404

See notes to consolidated financial statements

Peoples Financial Services Corp.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Dollars in thousands, except per share data)

Year Ended December 31	2012	2011	2010
Interest income:
Interest and fees on loans:
Taxable	$22,627	$21,639	$19,417
Tax-exempt	1,427	1,362	1,116
Interest and dividends on investment securities available-for-sale
Taxable	2,325	2,610	2,943
Tax-exempt	1,342	1,660	2,027
Dividends	25	33	44
Interest on interest-bearing deposits in other banks	10	12	4
Interest on federal funds sold	23	34	26

Total interest income	27,779	27,350	25,577

Interest expense:
Interest on deposits	4,320	4,423	4,696
Interest on short-term borrowings	166	310	389
Interest on long-term debt	626	906	1,413

Total interest expense	5,112	5,639	6,498

Net interest income	22,667	21,711	19,079
Provision for loan losses	1,695	1,794	2,202

Net interest income after provision for loan losses	20,972	19,917	16,877

Noninterest income:
Service charges, fees and commissions	3,227	2,955	3,442
Wealth management income	625	657	305
Mortgage banking income	950	346	417
Net gain on sale of investment securities available-for-sale	383	25	346
Other-than-temporary impairment of investment equity securities		(87)	(164)
Impairment of other real estate owned	(306)
Net gain (loss) on sale of other real estate owned	(33)	1,671	(56)

Total noninterest income	4,846	5,567	4,290

Noninterest expense:
Salaries and employee benefits expense	7,047	6,435	5,498
Net occupancy and equipment expense	3,080	2,879	2,501
Other expenses	4,586	5,996	5,246

Total noninterest expense	14,713	15,310	13,245

Income before income taxes	11,105	10,174	7,922
Provision for income tax expense	1,985	2,357	1,437

Net income	9,120	7,817	6,485

Other comprehensive income:
Unrealized gain on investment securities available-for-sale	2,248	6,725	2,339
Reclassification adjustment for net gain on sales included in net income	(383)	(25)	(346)
Reclassification adjustment for other-than-temporary impairment		87	164
Income tax expense related to other comprehensive income	634	2,308	733

Other comprehensive income, net of income taxes	1,231	4,479	1,424

Comprehensive income	$10,351	$12,296	$$7,909

Per share data:
Net income:
Basic	$2.93	$2.49	$2.07
Diluted	$2.93	$2.49	$2.06
Average common shares outstanding:
Basic	3,117,098	3,136,663	3,139,606
Diluted	3,117,976	3,138,167	3,141,468
Dividends declared	$0.86	$0.80	$0.79

See notes to consolidated financial statements

Peoples Financial Services Corp.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Dollars in thousands, except per share data)

For the Three Years Ended December 31, 2012	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2009	$6,683	$3,098	$42,043	$(2,258)	$(4,596)	$44,970
Net income			6,485			6,485
Other comprehensive income, net of income taxes				1,424		1,424
Dividends declared: $0.79 per share			(2,480)			(2,480)
Reissuance under option plan: 5,575 shares		20			97	117

Balance, December 31, 2010	6,683	3,118	46,048	(834)	(4,499)	50,516
Net income			7,817			7,817
Other comprehensive income, net of income taxes				4,479		4,479
Dividends declared: $0.80 per share			(2,523)			(2,523)
Reissuance under option plan: 7,425 shares		23			136	159
Repurchase and held: 30,300 shares					(835)	(835)

Balance, December 31, 2011	6,683	3,141	51,342	3,645	(5,198)	59,613
Net income			9,120			9,120
Other comprehensive income, net of income taxes				1,231		1,231
Dividends declared: $0.86 per share			(2,681)			(2,681)
Reissuance under option plan: 4,500 shares		14			82	96
Repurchase and held: 39,100 shares					(1,183)	(1,183)

Balance, December 31, 2012	$6,683	$3,155	$57,781	$4,876	$(6,299)	$66,196

See notes to consolidated financial statements

Peoples Financial Services Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands, except per share data)

Year Ended December 31,	2012	2011	2010
Cash flows from operating activities:
Net income	$9,120	$7,817	$6,485
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	849	837	719
Amortization of intangibles	150	366	258
Provision for loan losses	1,695	1,794	2,202
Net loss (gain) on sale of other real estate owned	33	(1,671)	56
Impairment of other real estate owned	306
Net loss on disposal of equipment		88
Net amortization of investment securities available-for-sale	2,067	761	290
Amortization of deferred loan costs	280	222	261
Net gain on sale of investment securities available-for-sale	(383)	(25)	(346)
Other-than-temporary impairment of investment equity securities		87	164
Net income from investment in life insurance	(381)	(378)	(322)
Life insurance proceeds			(320)
Deferred income tax benefit	(349)	(183)	(188)
Net change in:
Loans held for sale	(1,348)	(539)	740
Accrued interest receivable	176	(445)	(423)
Other assets	(1,336)	(1,329)	869
Accrued interest payable	141	(27)	(135)
Other liabilities	192	1,540	1,126

Net cash provided by operating activities	11,212	8,915	11,436

Cash flows from investing activities:
Proceeds from sale of investment securities available-for-sale	4,832	22,497	64,439
Proceeds from repayment of investment securities available-for-sale	22,545	3,459	19,605
Purchases of investment securities available-for-sale	(35,077)	(38,119)	(73,261)
Net increase in lending activities	(23,418)	(52,693)	(57,118)
Purchases of premises and equipment	(1,618)	(603)	(1,448)
Proceeds from investment in life insurance			549
Purchases of investment in life insurance	(450)	(2,000)
Proceeds from sale of other real estate owned	62	2,254	2,270
Purchase premium on investment advisory service			(750)

Net cash used in investing activities	(33,124)	(65,205)	(45,714)

Cash flows from financing activities:
Net increase in deposits	80,028	55,549	28,696
Repayment of long-term debt	(5,797)	(8,409)	(11,414)
Net increase (decrease) in short-term borrowings	(31,027)	5,067	18,285
Repurchase of common shares	(1,183)	(835)
Reissuance of common shares	96	159	117
Cash dividends paid	(2,681)	(2,523)	(2,480)

Net cash provided by financing activities	39,436	49,008	33,204

Net increase (decrease) in cash and cash equivalents	17,524	(7,282)	(1,074)
Cash and cash equivalents at beginning of year	10,559	17,841	18,915

Cash and cash equivalents at end of year	$28,083	$10,559	$17,841

Supplemental disclosures:
Cash paid during the period for:
Interest	$4,971	$5,666	$6,633
Income taxes	1,800	2,575	354
Noncash items:
Transfers of loans to other real estate	$2,005	595	$179
Loans to facilitate sale of other real estate		$3,000

See notes to consolidated financial statements

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

1.    Summary of significant accounting policies:

Nature of operations:

Peoples Financial Services Corp., a bank holding company incorporated under the laws of Pennsylvania, provides a full range of financial services through its wholly-owned subsidiary, Peoples Neighborhood Bank (“Peoples Bank”), including its subsidiaries, Peoples Advisors, LLC, Peoples Financial Leasing, LLC and Peoples Neighborhood Abstract, LLC (collectively, the “Company”). The Company services its retail and commercial customers through twelve full-service community banking offices located within the Lackawanna, Susquehanna and Wyoming counties of Northern Pennsylvania and Broome county of Southern New York.

Peoples Bank is a state non-member bank under the jurisdiction of the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation. Peoples Bank’s primary product is loans to small- and medium-sized businesses. Other lending products include one-to-four family residential mortgages and consumer loans. Peoples Bank primarily funds its loans by offering open time deposits to commercial enterprises and individuals. Other deposit product offerings include certificates of deposits and various demand deposit accounts.

Peoples Advisors, LLC, a member managed limited liability company, provides investment advisory services to individuals and small businesses. Peoples Financial Leasing, LLC, provides employee leasing services to Peoples Bank.

Peoples Neighborhood Abstract, LLC, a limited liability company, offers title insurance and abstract services to residential and commercial mortgage loan customers.

Peoples Advisors, LLC; Peoples Financial Leasing, LLC and Peoples Neighborhood Abstract, LLC did not meet the quantitative thresholds for required segment disclosure in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Peoples Bank’s twelve community banking offices, all similar with respect to economic characteristics, share a majority of the following aggregation criteria: (i) products and services; (ii) operating processes; (iii) customer bases; (iv) delivery systems; and (v) regulatory oversight. Accordingly, they were aggregated into a single operating segment.

The Company faces competition primarily from commercial banks, thrift institutions and credit unions within the Northeastern Pennsylvania market, many of which are substantially larger in terms of assets and capital. In addition, mutual funds and security brokers compete for various types of deposits, and consumer, mortgage, leasing and insurance companies compete for various types of loans and leases. Principal methods of competing for banking and permitted nonbanking services include price, nature of product, quality of service and convenience of location.

The Company and Peoples Bank are subject to regulations of certain federal and state regulatory agencies and undergo periodic examinations.

Basis of presentation:

The consolidated financial statements of the Company have been prepared in conformity with GAAP, Regulation S-X and reporting practices applied in the banking industry. All significant intercompany balances and transactions have been eliminated in consolidation. The Company also presents herein condensed parent company only financial information regarding Peoples Financial Services Corp. (“Parent Company”). Prior period amounts are reclassified when necessary to conform with the current year’s presentation. Such reclassifications had no effect on net income.

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

1.    Summary of significant accounting policies (continued):

Basis of presentation (continued):

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2012, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date these financial statements were issued.

Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates that are particularly susceptible to material change in the near term relate to the determination of the allowance for loan losses, fair value of financial instruments, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, the valuation of deferred tax assets, and determination of other-than-temporary impairment losses on securities. Actual results could differ from those estimates.

Investment securities available-for-sale:

All of the Company’s investment securities are classified as available-for-sale and are intended to be held for an indefinite period of time, but not necessarily to maturity. The Company may sell these securities for the purpose of implementing asset/liability strategies or in response to changes in interest rates, prepayments, liquidity needs, capital requirements or other circumstances identified by management. Available-for-sale securities are carried at estimated fair value. Unrealized gains and losses, net of their related income tax effect, are included in other comprehensive income, which is reported as a separate component of stockholders’ equity. Realized gains and losses are computed using the specific identification method and are included in noninterest income. Premiums are amortized and discounts are accreted over the contractual lives of investment securities using the interest method.

Declines in the fair value of available-for-sale securities below their amortized cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. Management evaluates each investment security for other-than-temporary impairment (“OTTI”) at least quarterly, and more frequently when economic or market concerns warrant an evaluation. Factors considered in determining whether an OTTI was incurred include: (i) the length of time and the extent to which the fair value has been less than amortized cost, (ii) the financial condition and near-term prospects of the issuer, (iii) whether the market decline was affected by macroeconomic conditions, and (iv) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an OTTI decline exists involves a high degree of subjectivity and judgment and is based on information available to management at a point in time.

Loans held for sale:

Loans held for sale consist of one-to-four family residential mortgages originated and intended for sale in the secondary market. The loans are carried in aggregate at the lower of cost or estimated market value, based upon current delivery prices in the secondary mortgage market. Net unrealized losses are recognized through a valuation allowance by corresponding charges to income. Gains or losses on the sale of these loans are recognized in noninterest income at the time of sale using the specific identification method. Loan origination fees, net of certain direct loan origination costs, are included in net gains or losses upon the sale of the related

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1.    Summary of significant accounting policies (continued):

Loans held for sale (continued):

mortgage loan. All loans are sold without recourse. The aggregate cost of these loans was lower than their estimated market value at December 31, 2012 and 2011, accordingly, no valuation allowance was deemed necessary.

Loans, net:

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of deferred fees or costs. Interest income is accrued on the principal amount outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the related loan as an adjustment to yield using the effective interest method. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective interest method. Delinquency fees are recognized in income when chargeable, assuming collectability is reasonably assured.

Transfers of financial assets, which include loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (i) the assets have been isolated from the Company; (ii) the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

The loan portfolio is segmented into commercial and retail loans. Commercial loans consist of commercial and commercial real estate loans. Retail loans consist of residential real estate and other consumer loans.

The Company makes commercial loans for real estate development and other business purposes required by the customer base. The Company’s credit policies determine advance rates against the different forms of collateral that can be pledged against commercial loans. Typically, the majority of loans will be limited to a percentage of their underlying collateral values such as real estate values, equipment, eligible accounts receivable and inventory. Individual loan advance rates may be higher or lower depending upon the financial strength of the borrower and/or term of the loan. The assets financed through commercial loans are used within the business for its ongoing operation. Repayment of these kinds of loans generally comes from the cash flow of the business or the ongoing conversion of assets. Commercial real estate loans include long-term loans financing commercial properties. Repayment of these loans are dependent upon either the ongoing cash flow of the borrowing entity or the resale of or lease of the subject property. Commercial real estate loans typically require a loan to value of not greater than 75% and vary in terms.

Residential mortgages are secured by the borrower’s residential real estate in either a first or second lien position. Residential mortgages have varying loan rates depending on the financial condition of the borrower and the loan to value ratio. Residential mortgages may have amortizations up to 30 years. Consumer loans include installment loans, car loans, and overdraft lines of credit. The majority of these loans are unsecured.

Off-balance sheet financial instruments:

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, unused portions of lines of credit and standby letters of credit. These

Peoples Financial Services Corp.

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1.    Summary of significant accounting policies (continued):

Off-balance sheet financial instruments (continued):

financial instruments are recorded in the financial statements when they are funded. Fees on commercial letters of credit and on unused available lines of credit are recorded as service charges, fees and commissions and are included in noninterest income when earned. The Company records an allowance for off-balance sheet credit losses, if deemed necessary, separately as a liability. No allowance was deemed necessary at December 31, 2012 and 2011.

Nonperforming assets:

Nonperforming assets consist of nonperforming loans and other real estate owned. Nonperforming loans include nonaccrual loans, troubled debt restructured loans and accruing loans past due 90 days or more. Past due status is based on contractual terms of the loan. Generally, a loan is classified as nonaccrual when it is determined that the collection of all or a portion of interest or principal is doubtful or when a default of interest or principal has existed for 90 days or more, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual, interest accruals discontinue and uncollected accrued interest is reversed against income in the current period. Interest collections after a loan has been placed on nonaccrual status are credited to a suspense account until either the loan is returned to performing status or charged-off. The interest accumulated in the suspense account is credited to income if the nonaccrual loan is returned to performing status. However, if the nonaccrual loan is charged-off, the accumulated interest is applied as a reduction to principal at the time the loan is charged-off. A nonaccrual loan is returned to performing status when the loan is current as to principal and interest and has performed according to the contractual terms for a minimum of six months.

Troubled debt restructured loans are loans with original terms, interest rate, or both, that have been modified as a result of a deterioration in the borrower’s financial condition. Interest income on these loans is recognized when earned, using the interest method. The Company offers a variety of modifications to borrowers. The modification categories offered can generally fall within the following categories:

•	Rate Modification—A modification in which the interest rate is changed to a below market rate.

•	Term Modification—A modification in which the maturity date, timing of payments or frequency of payments is changed.

•	Interest Only Modification—A modification in which the loan is converted to interest only payments for a period of time.

•	Payment Modification—A modification in which the dollar amount of the payment is changed, other than an interest only modification described above.

•	Combination Modification—Any other type of modification, including the use of multiple categories above.

The Company segments loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Loans are individually analyzed for credit risk by classifying them within the Company’s internal risk rating system. The Company’s risk rating classifications are defined as follows:

•	Pass- A loan to borrowers with acceptable credit quality and risk that is not adversely classified as Substandard, Doubtful, Loss nor designated as Special Mention.

Peoples Financial Services Corp.

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1.    Summary of significant accounting policies (continued):

Nonperforming assets (continued):

•

Special Mention—A loan that has potential weaknesses that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the institution’s credit position at some future date. Special Mention loans are not adversely classified since they do not expose the Company to sufficient risk to warrant adverse classification.

•

Substandard—A loan that is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected.

•

Doubtful—A loan classified as Doubtful has all the weakness inherent in one classified Substandard with the added characteristic that the weaknesses make the collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

•

Loss—A loan classified as Loss is considered uncollectible and of such little value that their continuance as bankable loans is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be effected in the future.

Other real estate owned is comprised of properties acquired through foreclosure proceedings or in-substance foreclosures. A loan is classified as in-substance foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings take place. Other real estate owned is included in other assets and recorded at fair value less cost to sell at the time of acquisition, establishing a new cost basis. Any excess of the loan balance over the recorded value is charged to the allowance for loan losses. Subsequent declines in the recorded values of the properties prior to their disposal and costs to maintain the assets are included in other expenses. Any gain or loss realized upon disposal of other real estate owned is included in noninterest income or noninterest expense.

Allowance for loan losses:

The allowance for loan losses represents management’s estimate of losses inherent in the loan portfolio as of the balance sheet date. The allowance for loan losses account is maintained through a provision for loan losses charged to earnings. Loans, or portions of loans, determined to be confirmed losses are charged against the allowance account and subsequent recoveries, if any, are credited to the account. A loss is considered confirmed when information available at the financial statement date indicates the loan, or a portion thereof, is uncollectible. Nonaccrual, troubled debt restructured and large delinquent commercial and real estate loans are reviewed monthly to determine if carrying value reductions are warranted or if these classifications should be changed. Consumer loans are considered losses when they are 120 days past due, except those expected to be recovered through insurance or collateral disposition proceeds.

Management evaluates the adequacy of the allowance for loan losses account quarterly. This assessment is based on past charge-off experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available. Regulators, in reviewing the loan portfolio as part of the scope of a regulatory examination, may require the Company to increase its allowance for loan losses.

Peoples Financial Services Corp.

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1.    Summary of significant accounting policies (continued):

Allowance for loan losses (continued):

The allowance for loan losses is maintained at a level believed to be adequate to absorb probable credit losses related to specifically identified loans, as well as probable incurred losses inherent in the remainder of the loan portfolio as of the balance sheet date. The allowance for loan losses consists of an allocated element and an unallocated element. The allocated element consists of a specific allowance for impaired loans individually evaluated under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 310, “Receivables,” and a formula portion for loss contingencies on those loans collectively evaluated under FASB ASC 450, “Contingencies.”

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All amounts due according to the contractual terms means that both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement. Factors considered by management in determining impairment include payment status, ability to pay and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The Company recognizes interest income on impaired loans, including the recording of cash receipts, for nonaccrual, restructured loans or accruing loans depending on the status of the impaired loan. Loans considered impaired under FASB ASC 310 are measured for impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. If the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral, if the loan is collateral dependent, is less than the recorded investment in the loan, including accrued interest and net deferred loan fees or costs, the Company will recognize the impairment by adjusting the allowance for loan losses account through charges to earnings as a provision for loan losses.

The formula portion of the allowance for loan losses relates to large pools of smaller-balance homogeneous loans and those identified loans considered not individually impaired having similar characteristics as these loan pools. Loss contingencies for each of the major loan pools are determined by applying a total loss factor to the current balance outstanding for each individual pool. The total loss factor is comprised of a historical loss factor using a loss migration method plus a qualitative factor, which adjusts the historical loss factor for changes in trends, conditions and other relevant factors that may affect repayment of the loans in these pools as of the evaluation date. Loss migration involves determining the percentage of each pool that is expected to ultimately result in loss based on historical loss experience. Historical loss factors are based on the ratio of net loans charged-off to loans, net, for each of the major groups of loans evaluated and measured for impairment under FASB ASC 450. The historical loss factor for each pool is a weighted average of the Company’s historical net charge-off ratio for the most recent rolling twelve quarters. Management adjusts these historical loss factors by a qualitative factor that represents a number of environmental risks that may cause estimated credit losses associated with the current portfolio to differ from historical loss experience. These environmental risks include: (i) changes in lending policies and procedures including underwriting standards and collection, charge-off and recovery practices; (ii) changes in the composition and volume of the portfolio; (iii) changes in national, local and industry conditions, including the effects of such changes on the value of underlying collateral for collateral-dependent loans; (iv) changes in the volume and severity of classified loans, including past due, nonaccrual, troubled debt restructures and other loan modifications; (v) changes in the levels of, and trends in, charge-offs and recoveries;

Peoples Financial Services Corp.

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1.    Summary of significant accounting policies (continued):

Allowance for loan losses (continued):

(vi) the existence and effect of any concentrations of credit and changes in the level of such concentrations; (vii) changes in the experience, ability and depth of lending management and other relevant staff; (viii) changes in the quality of the loan review system and the degree of oversight by the board of directors; and (ix) the effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the current loan portfolio. Each environmental risk factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

The unallocated element is used to cover inherent losses that exist as of the evaluation date, but which have not been identified as part of the allocated allowance using the above impairment evaluation methodology due to limitations in the process. One such limitation is the imprecision of accurately estimating the impact current economic conditions will have on historical loss rates. Variations in the magnitude of impact may cause estimated credit losses associated with the current portfolio to differ from historical loss experience, resulting in an allowance that is higher or lower than the anticipated level. Management establishes the unallocated element of the allowance by considering a number of environmental risks similar to the ones used for determining the qualitative factors. Management continually monitors trends in historical and qualitative factors, including trends in the volume, composition and credit quality of the portfolio. The reasonableness of the unallocated element is evaluated through monitoring trends in its level to determine if changes from period to period are directionally consistent with changes in the loan portfolio. Management believes the level of the allowance for loan losses was adequate to absorb probable credit losses as of December 31, 2012.

Premises and equipment, net:

Land is stated at cost. Premises, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. The cost of routine maintenance and repairs is expensed as incurred. The cost of major replacements, renewals and betterments is capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are eliminated and any resulting gain or loss is reflected in noninterest income. Depreciation and amortization are computed principally using the straight-line method based on the following estimated useful lives of the related assets, or in the case of leasehold improvements, to the expected terms of the leases, if shorter:

Premises and leasehold improvements	7 – 40 years
Furniture, fixtures and equipment	3 – 10 years

Intangible assets:

Intangible assets are tested for impairment annually or when circumstances arise indicating impairment has occurred. Any impairment losses arising from such testing would be reported in the Consolidated Statements of Income and Comprehensive Income as a separate line item within operations. There were no impairment losses recognized as a result of periodic impairment testing in 2012, 2011 and 2010.

Restricted equity securities:

As a member of the Federal Home Loan Bank of Pittsburgh (“FHLB”), the Company is required to purchase and hold stock in the FHLB to satisfy membership and borrowing requirements. This stock is restricted in that it can

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1.    Summary of significant accounting policies (continued):

Restricted equity securities (continued):

only be redeemed by the FHLB or to another member institution, and all redemptions of FHLB stock must be at par. As a result of these restrictions, FHLB stock is unlike other investment securities as there is no trading market for FHLB stock and the transfer price is determined by FHLB membership rules and not by market participants. The carrying value of restricted stock is included in other assets.

Bank owned life insurance:

The Company invests in bank owned life insurance (“BOLI”) as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by Peoples Bank on certain of its employees. The Company is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies and is included in other assets. Income from increases in cash surrender value of the policies is included in noninterest income.

Statements of Cash Flows:

The Consolidated Statements of Cash Flows are presented using the indirect method. For purposes of cash flow, cash and cash equivalents include cash on hand, cash items in the process of collection, noninterest-bearing and interest-bearing deposits in other banks and federal funds sold.

Fair value of financial instruments:

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosure under GAAP. Fair value estimates are calculated without attempting to estimate the value of anticipated future business and the value of certain assets and liabilities that are not considered financial. Accordingly, such assets and liabilities are excluded from disclosure requirements.

In accordance with FASB ASC 820, “Fair Value Measurements and Disclosures,” fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets. In many cases, these values cannot be realized in immediate settlement of the instrument.

Current fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction that is not a forced liquidation or distressed sale between participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Peoples Financial Services Corp.

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1.    Summary of significant accounting policies (continued):

Fair value of financial instruments (continued):

In accordance with GAAP, the Company groups its assets and liabilities generally measured at fair value into three levels based on market information or other fair value estimates in which the assets and liabilities are traded or valued and the reliability of the assumptions used to determine fair value. These levels include:

•	Level 1: Unadjusted quoted prices of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following methods and assumptions were used by the Company to construct the summary table in Note 11 containing the fair values and related carrying amounts of financial instruments:

Cash and cash equivalents: The carrying values of cash and cash equivalents as reported on the balance sheet approximate fair value.

Investment securities available-for-sale: The fair values of marketable equity securities are based on quoted market prices from active exchange markets. The fair values of debt securities are based on pricing from a matrix pricing model.

Loans held for sale: The fair values of loans held for sale are based upon current delivery prices in the secondary mortgage market.

Net loans: For adjustable-rate loans that reprice frequently and with no significant credit risk, fair values are based on carrying values. The fair values of other nonimpaired loans are estimated using discounted cash flow analysis, using interest rates currently offered in the market for loans with similar terms to borrowers of similar credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis determined by the loan review function or underlying collateral values, where applicable.

Accrued interest receivable: The carrying value of accrued interest receivable as reported on the balance sheet approximates fair value.

Restricted equity securities: The carrying values of restricted equity securities approximate fair value, due to the lack of marketability for these securities.

Deposits: The fair values of noninterest-bearing deposits and savings, NOW and money market accounts are the amounts payable on demand at the reporting date. The fair value estimates do not include the benefit that results from such low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. The carrying values of adjustable-rate, fixed-term time deposits approximate their fair values at the reporting date. For fixed-rate time deposits, the present value of future cash flows is used to estimate fair values. The discount rates used are the current rates offered for time deposits with similar maturities.

Short-term borrowings: The carrying values of short-term borrowings approximate fair value.

Peoples Financial Services Corp.

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1.    Summary of significant accounting policies (continued):

Fair value of financial instruments (continued):

Long-term debt: The fair value of fixed-rate long-term debt is based on the present value of future cash flows. The discount rate used is the current rate offered for long-term debt with the same maturity.

Accrued interest payable: The carrying value of accrued interest payable as reported on the balance sheet approximates fair value.

Off-balance sheet financial instruments:

The majority of commitments to extend credit, unused portions of lines of credit and standby letters of credit carry current market interest rates if converted to loans. Because such commitments are generally unassignable of either the Company or the borrower, they only have value to the Company and the borrower. None of the commitments are subject to undue credit risk. The estimated fair values of off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value of off-balance sheet financial instruments was not material at December 31, 2012 and December 31, 2011.

Advertising:

The Company follows the policy of charging marketing and advertising costs to expense as incurred. Advertising expense for the years ended December 31, 2012, 2011 and 2010 was $497, $495 and $403, respectively.

Income taxes:

The Company accounts for income taxes in accordance with the income tax accounting guidance set forth in FASB ASC Topic 740, “Income Taxes”. ASC Topic 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

Deferred income taxes are provided on the balance sheet method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the effective date. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a likelihood of being realized on examination of more than 50 percent. For tax positions not meeting the “more likely than not” threshold, no tax benefit is recorded. Under the “more-likely-than-not” threshold guidelines, the Company believes no significant uncertain tax positions exist, either individually or in the aggregate, that would give rise to the non-recognition of an existing tax benefit. The Company had no material unrecognized tax benefits or accrued interest and penalties for any year in the three-year period ended December 31, 2012.

As applicable, the Company recognizes accrued interest and penalties assessed as a result of a taxing authority examination through income tax expense. The Company files consolidated income tax returns in the United States of America and various states’ jurisdictions. The Company is no longer subject to federal and state income tax examinations by taxing authorities for years before 2009.

Peoples Financial Services Corp.

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1.    Summary of significant accounting policies (continued):

Other comprehensive income:

The components of other comprehensive income and their related tax effects are reported in the Consolidated Statements of Income and Comprehensive Income. The accumulated other comprehensive income included in the Consolidated Balance Sheets relates entirely to net unrealized gains and losses on investment securities available-for-sale.

Earnings per share:

Basic earnings per share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Stock options for 6,200, 6,200 and 9,779 shares of common stock were not considered in computing diluted earnings per share for the years ended December 31, 2012, 2011 and 2010, because they were anti-dilutive.

Stock-based compensation:

As of December 31, 2012 and 2011, all stock options were fully vested and there are no unrecognized compensation costs related to stock options. The Company has not granted stock options after 2005.

Recent accounting standards:

In February, 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The objective of this ASU is to improve the reporting of reclassifications out of accumulated other comprehensive income. This ASU requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income, by component, on the respective line items in the income statement if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. Reclassifications that are not required under GAAP to be reclassified in their entirety to net income in the same reporting period are required to be cross referenced to other GAAP disclosures that provide additional detail about those amounts. This is the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account rather than directly to income or expense in the same reporting period. For example, some portion of net periodic pension cost is immediately reported in net income, but other portions may be capitalized to an asset balance such as fixed assets or inventory. An entity with significant defined benefit pension costs reclassified out of accumulated other comprehensive income but not to net income in its entirety in the same reporting period should identify the amount of each pension cost component reclassified out of accumulated other comprehensive income and make reference to the relevant pension cost disclosure that provides greater detail about these reclassifications.

The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income.

Peoples Financial Services Corp.

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1.    Summary of significant accounting policies(continued):

Recent accounting standards (continued):

The provisions of this ASU are effective for public entities prospectively for reporting periods beginning after December 15, 2012. The adoption of ASU 2013-02 on January 1, 2013, is not expected to have a material effect on the operating results or financial position of the Company.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This update amends FASB ASC Topic 820, “Fair Value Measurements”, to bring GAAP for fair value measurements in line with International Accounting Standards. The Update clarifies existing guidance for items such as: the application of the highest and best use concept to non-financial assets and liabilities; the application of fair value measurement to financial instruments classified in a reporting entity’s stockholder’s equity; and disclosure requirements regarding quantitative information about unobservable inputs used in the fair value measurements of level 3 assets. The Update also creates an exception to Topic 820 for entities which carry financial instruments within a portfolio or group, under which the entity is now permitted to base the price used for fair valuation upon a price that would be received to sell the net asset position or transfer a net liability position in an orderly transaction. The Update also allows for the application of premiums and discounts in a fair value measurement if the financial instrument is categorized in level 2 or 3 of the fair value hierarchy. Lastly, the ASU contains new disclosure requirements regarding fair value amounts categorized as level 3 in the fair value hierarchy such as: disclosure of the valuation process used; effects of and relationships between unobservable inputs; usage of nonfinancial assets for purposes other than their highest and best use when that is the basis of the disclosed fair value; and categorization by level of items disclosed at fair value, but not measured at fair value for financial statement purposes. For public entities, this Update is effective for interim and annual periods beginning after December 15, 2011. Early adoption was not permitted. The Company adopted this update on January 1, 2012 and the new disclosures are included in Note 11.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income”. The provisions of this update amend FASB ASC Topic 220, “Comprehensive Income”, to facilitate the continued alignment of GAAP with International Accounting Standards. The Update prohibits the presentation of the components of comprehensive income in the statement of stockholder’s equity. Reporting entities are allowed to present either: a statement of comprehensive income, which reports both net income and other comprehensive income; or separate statements of net income and other comprehensive income. Under previous GAAP, all three presentations were acceptable. Regardless of the presentation selected, the Reporting Entity is required to present all reclassifications between other comprehensive and net income on the face of the new statement or statements. The provisions of this Update were effective for fiscal years and interim periods beginning after December 31, 2011 for public entities. The Company adopted this update on January 1, 2012, and the components of comprehensive income are included in these financial statements.

2.    Cash and due from banks:

The Federal Reserve Act, as amended, imposes reserve requirements on all depository institutions. The Company’s required reserve balances, which were satisfied through the restriction of vault cash, were $3,293 and $1,224 at December 31, 2012 and 2011, respectively.

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

3.    Investment securities available-for-sale:

The amortized cost and fair value of investment securities available-for-sale aggregated by investment category at December 31, 2012 and 2011, are summarized as follows:

December 31, 2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government-sponsored enterprises	$29,375	$3,556		$32,931
State and municipals:
Taxable	16,611	2,083		18,694
Tax-exempt	45,480	2,035	$127	47,388
Corporate debt securities	4,038	139	306	3,871
Mortgage-backed securities:
U.S. Government agencies	21,532	173	151	21,554
U.S. Government-sponsored enterprises	22,868	129	129	22,868
Common equity securities	488	17	31	474

Total	$140,392	$8,132	$744	$147,780

December 31, 2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government-sponsored enterprises	$29,671	$3,105		$32,776
State and municipals:
Taxable	18,120	1,608		19,728
Tax-exempt	38,217	1,693	$224	39,686
Corporate debt securities	4,462	330	942	3,850
Mortgage-backed securities:
U.S. Government agencies	16,827	185	100	16,912
U.S. Government-sponsored enterprises	26,396	66	199	26,263
Equity securities:
Preferred	54	63		117
Common	629	22	84	567

Total	$134,376	$7,072	$1,549	$139,899

The Company had net unrealized gains of $4,876, net of deferred income taxes of $2,512 at December 31, 2012, and $3,645, net of deferred income taxes of $1,878, at December 31, 2011. Proceeds from the sale of investment securities available-for-sale amounted to $4,832 in 2012, $22,497 in 2011 and $64,439 in 2010. Gross gains of $538, $341 and $784 were realized on the sale of securities in 2012, 2011 and 2010, respectively. Gross losses realized on the sale of securities were $155, $316 and $438 in 2012, 2011 and 2010, respectively. The income tax provision applicable to net realized gains amounted to $130, $9 and $118 in 2012, 2011 and 2010, respectively.

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

3.    Investment securities available-for-sale (continued):

The maturity distribution of the fair value, which is the net carrying amount, of the debt securities classified as available-for-sale at December 31, 2012, is summarized as follows:

December 31, 2012	Fair Value
Within one year	$243
After one but within five years	28,951
After five but within ten years	36,780
After ten years	36,910

102,884
Mortgage-backed securities	44,422

Total	$147,306

Securities with a carrying value of $89,699 and $105,135 at December 31, 2012 and 2011, respectively, were pledged to secure public deposits and repurchase agreements as required or permitted by law.

Securities and short-term investment activities are conducted with a diverse group of government entities, corporations and state and local municipalities. The counterparty’s creditworthiness and type of collateral is evaluated on a case-by-case basis. At December 31, 2012 and 2011, there were no significant concentrations of credit risk from any one issuer, with the exception of U.S. Government agencies and sponsored enterprises that exceeded 10.0 percent of stockholders’ equity.

The fair value and gross unrealized losses of investment securities available-for-sale with unrealized losses for which an OTTI has not been recognized at December 31, 2012 and 2011, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, are summarized as follows:

	Less Than 12 Months		12 Months or More		Total
December 31, 2012	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government-sponsored enterprises
State and municipals:
Taxable
Tax-exempt	$12,483	$127			$12,483	$127
Corporate debt securities			$2,705	$306	2,705	306
Mortgage-backed securities:
U.S. Government agencies	11,934	146	838	5	12,772	151
U.S. Government-sponsored enterprises	9,042	83	4,229	46	13,271	129
Common equity securities			106	31	106	31

Total	$33,459	$356	$7,878	$388	$41,337	$744

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

3.    Investment securities available-for-sale (continued):

	Less Than 12 Months		12 Months or More		Total
December 31, 2011	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government-sponsored enterprises
State and municipals:
Taxable
Tax-exempt	$1,142	$39	$2,859	$185	$4,001	$224
Corporate debt securities	970	61	2,130	881	3,100	942
Mortgage-backed securities:
U.S. Government agencies	10,785	100			10,785	100
U.S. Government-sponsored enterprises	21,825	199			21,825	199
Common equity securities			195	84	195	84

Total	$34,722	$399	$5,184	$1,150	$39,906	$1,549

The Company had 57 investment securities, consisting of 36 tax-exempt state and municipal obligations, two corporate debt securities, 19 mortgage-backed securities and two common equity securities that were in unrealized loss positions at December 31, 2012. Of these securities, seven mortgage-backed securities and each of the corporate debt and common equity securities were in continuous unrealized loss positions for 12 months or more. The unrealized losses on the common equity securities were a direct reflection of reductions in stock values in the financial industry sector, as a whole, and was not a result of credit or other issues that would cause the Company to realize an OTTI charge. Management does not consider the unrealized losses on the debt securities, as a result of changes in interest rates, to be OTTI based on historical evidence that indicates the cost of these securities is recoverable within a reasonable period of time in relation to normal cyclical changes in the market rates of interest. Moreover, because there has been no material change in the credit quality of the issuers or other events or circumstances that may cause a significant adverse impact on the fair value of these securities, and management does not intend to sell these securities and it is unlikely that the Company will be required to sell these securities before recovery of their amortized cost basis, which may be maturity, the Company does not consider the unrealized losses to be OTTI at December 31, 2012. There was no OTTI recognized for the year ended December 31, 2012.

The Company had 31 investment securities, consisting of six tax-exempt state and municipal obligations, three corporate debt securities, 18 mortgage-backed securities and four common equity securities that were in unrealized loss positions at December 31, 2011. Of these securities, four state and municipal obligations, two corporate debt securities and each of the common equity securities were in continuous unrealized loss positions for 12 months or more. OTTI of $87 and $164 was recognized for the year ended December 31, 2011 and 2010, respectively. The impairment was the result of writing down common equity securities based on quoted market prices. In reaching the determination to record the impairment, management reviewed the facts and circumstances available surrounding the securities, including the duration and amount of the unrealized loss, the financial condition of the issuers and the prospects for a change in market value within a reasonable period of time. Based on its assessment, management determined that the impairments were other-than-temporary and that a charge to operating results was appropriate for the securities. The charges were recognized based entirely on the assessment of the credit quality deterioration of the underlying companies.

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

4.    Loans, net and allowance for loan losses:

The major classifications of loans outstanding, net of deferred loan origination fees and costs at December 31, 2012 and 2011 are summarized as follows. Net deferred loan costs were $589 December 31, 2012 and $563 at December 31, 2011.

December 31	2012	2011
Commercial	$170,379	$160,828
Real estate:
Commercial	158,798	145,554
Residential	117,527	118,125
Consumer	19,069	20,596

Total	$465,773	$445,103

Fixed-rate loans totaled $105,694 and $96,587, while loans with adjustable interest rates were $360,079 and $348,516, respectively, at December 31, 2012 and 2011. Loans outstanding to directors, executive officers, principal stockholders or to their affiliates totaled $5,492 and $2,568 at December 31, 2012 and 2011, respectively. Advances and repayments during 2012 totaled $7,732 and $4,808 respectively. These loans are made during the ordinary course of business at the Company’s normal credit terms. There were no related party loans that were classified as nonaccrual, past due, or restructured or considered a potential credit risk at December 31, 2012 and 2011.

Payment risk is a function of the economic climate in which the Company’s lending activities are conducted. Economic downturns in the economy generally or in a particular sector could cause cash flow problems for customers and make loan payments more difficult. The Company attempts to minimize this risk by not being exposed to loan concentrations of a single customer or a group of customers, the loss of any one or more of whom would have a materially adverse effect on its financial condition. Finally, collateral risk can occur if the Company’s position in collateral taken as security for loan repayment is not adequate. The Company minimizes collateral risk by avoiding loan concentrations to particular borrowers, by perfecting liens on collateral and by obtaining appraisals on property prior to extending loans. The Company attempts to mitigate its exposure to these and other types of risks by stratifying authorization requirements by loan size and complexity.

At December 31, 2012, the majority of the Company’s loans were at least partially secured by real estate in Northeastern Pennsylvania. Therefore, a primary concentration of credit risk is directly related to the real estate market in this area. Changes in the general economy, local economy or in the real estate market could affect the ultimate collectability of this portion of the loan portfolio. Management does not believe there are any other significant concentrations of credit risk that could affect the loan portfolio.

The analysis of changes affecting the allowance for loan losses for each of the years in the three-year period ended December 31, 2012, is summarized as follows:

	2012	2011	2010
Beginning balance, January 1	$5,349	$4,100	$3,337
Charge-offs	(602)	(599)	(1,489)
Recoveries	139	54	50
Provisions	1,695	1,794	2,202

Ending balance, December 31	$6,581	$5,349	$4,100

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

4.    Loans, net and allowance for loan losses (continued):

The changes in the allowance for loan losses account by major classification of loan for the year ended December 31, 2012, were as follows:

		Real estate
December 31, 2012	Commercial	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance, January 1, 2012	$2,047	$1,515	$761	$198	$828	$5,349
Charge-offs	(258)	(100)	(96)	(148)		(602)
Recoveries	12		74	53		139
Provisions	223	686	467	131	188	1,695

Ending balance	$2,024	$2,101	$1,206	$234	$1,016	$6,581

Ending balance: individually evaluated for impairment	327	239	283	6		855

Ending balance: collectively evaluated for impairment	$1,697	$1,862	$923	$228	$1,016	$5,726

Loans receivable:
Ending balance	$170,379	$158,798	$117,527	$19,069		$465,773

Ending balance: individually evaluated for impairment	5,169	7,137	1,522	6		13,834

Ending balance: collectively evaluated for impairment	$165,210	$151,661	$116,005	$19,063		$451,939

The changes in the allowance for loan losses account by major classification of loan for the year ended December 31, 2011, were as follows:

		Real estate
December 31, 2011	Commercial	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance, January 1, 2011	$1,696	$1,384	$726	$243	$51	$4,100
Charge-offs	(374)	(77)	(9)	(139)		(599)
Recoveries	1	2	1	50		54
Provisions	724	206	43	44	777	1,794

Ending balance	$2,047	$1,515	$761	$198	$828	$5,349

Ending balance: individually evaluated for impairment	698	40	71	1		810

Ending balance: collectively evaluated for impairment	$1,349	$1,475	$690	$197	$828	$4,539

Loans receivable:
Ending balance	$160,828	$145,554	$118,125	$20,596		$445,103

Ending balance: individually evaluated for impairment	8,433	7,832	1,226	1		17,492

Ending balance: collectively evaluated for impairment	$152,395	$137,722	$116,899	$20,595		$427,611

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

4.    Loans, net and allowance for loan losses (continued):

The following tables present the major classification of loans summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company’s internal risk rating system at December 31, 2012 and 2011:

December 31, 2012:	Pass	Special Mention	Substandard	Doubtful	Total
Commercial	$161,236	$5,752	$1,113	$2,278	$170,379
Real estate:
Commercial	146,205	5,302	3,120	4,171	158,798
Residential	116,042			1,485	117,527
Consumer	19,058	11			19,069

Total	$442,541	$11,065	$4,233	$7,934	$465,773

December 31, 2011:	Pass	Special Mention	Substandard	Doubtful	Total
Commercial	$145,145	$7,262	$2,550	$5,871	$160,828
Real estate:
Commercial	136,166	3,223	4,995	1,170	145,554
Residential	117,236			889	118,125
Consumer	20,587	9			20,596

Total	$419,134	$10,494	$7,545	$7,930	$445,103

Information concerning nonaccrual loans by major loan classification at December 31, 2012 and 2011 is summarized as follows:

December 31,	2012	2011
Commercial	$2,278	$5,871
Real estate:
Commercial	4,171	1,170
Residential	1,485	889
Consumer

Total	$7,934	$7,930

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

4.     Loans, net and allowance for loan losses (continued):

The major classification of loans by past due status are summarized as follows:

December 31, 2012	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
Commercial	$883	$255	$324	$1,462	$168,917	$170,379	$324
Real estate:
Commercial	2,268	245	22	2,535	156,263	158,798	22
Residential	1,528		21	1,549	115,978	117,527	21
Consumer	411	192	494	1,097	17,972	19,069	494

Total	$5,090	$692	$861	$6,643	$459,130	$465,773	$861

December 31, 2011	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
Commercial	$408	$324	$12	$744	$160,084	$160,828	$12
Real estate:
Commercial	2,177			2,177	143,377	145,554
Residential	976	217	362	1,555	116,570	118,125	337
Consumer	335	98	311	744	19,852	20,596	311

Total	$3,896	$639	$685	$5,220	$439,883	$445,103	$660

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

4.    Loans, net and allowance for loan losses (continued):

The following tables summarize information concerning impaired loans at December 31, 2012 and 2011 by major loan classification:

				For the Year Ended
December 31, 2012	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance:
Commercial	$3,782	$3,782		$4,792	$114
Real estate:
Commercial	3,354	3,354		1,632	72
Residential	359	359		771
Consumer

Total	7,495	7,495		7,195	186

With an allowance recorded:
Commercial	1,387	1,387	$327	2,798	10
Real estate:
Commercial	3,783	3,783	239	3,749	120
Residential	1,163	1,163	283	910
Consumer	6	6	6	2

Total	6,339	6,339	855	7,459	130

Commercial	5,169	5,169	327	7,590	124
Real estate:
Commercial	7,137	7,137	239	5,381	192
Residential	1,522	1,522	283	1,681
Consumer	6	6	6	2

Total	$13,834	$13,834	$855	$14,654	$316

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

4.    Loans, net and allowance for loan losses (continued):

				For the Year Ended
December 31, 2011	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance:
Commercial	$4,316	$4,316		$5,759	$198
Real estate:
Commercial	4,136	4,136		4,123	187
Residential	889	889		948
Consumer				10	1

Total	9,341	9,341		10,840	386

With an allowance recorded:
Commercial	4,117	4,117	$698	3,504	46
Real estate:
Commercial	3,696	3,696	40	2,940	233
Residential	337	337	71	108	11
Consumer	1	1	1	8

Total	8,151	8,151	810	6,560	290

Commercial	8,433	8,433	698	9,263	244
Real estate:
Commercial	7,832	7,832	40	7,063	420
Residential	1,226	1,226	71	1,056	11
Consumer	1	1	1	18	1

Total	$17,492	$17,492	$810	$17,400	$676

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

4.    Loans, net and allowance for loan losses (continued):

				For the Year Ended
December 31, 2010	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance:
Commercial	$304	$304		$264	$12
Real estate:
Commercial	6,263	6,263		6,394	392
Residential	383	383		384	2
Consumer	16	16		20	2

Total	6,966	6,966		7,062	408

With an allowance recorded:
Commercial	5,612	5,612	$663	5,629	165
Real estate:
Commercial	2,660	2,660	122	2,714	166
Residential	291	291	9	292	5
Consumer	31	31	31	31

Total	8,594	8,594	825	8,666	336

Commercial	5,916	5,916	663	5,893	177
Real estate:
Commercial	8,923	8,923	122	9,108	558
Residential	674	674	9	676	7
Consumer	47	47	31	51	2

Total	$15,560	$15,560	$825	$15,728	$744

Included in the commercial loan and commercial real estate categories are troubled debt restructurings that were classified as impaired. Trouble debt restructurings totaled $3,787, $3,961 and $4,185 at December 31, 2012, 2011and 2010, respectively.

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

4.    Loans, net and allowance for loan losses (continued):

Information concerning troubled debt restructurings by major loan classification at December 31, 2012 and 2011 is summarized as follows:

December 31, 2012	Number of Contracts	Accrual Status	Nonaccrual Status	Total Modifications
Commercial	2		$2,146	$2,146
Real estate:
Commercial	1	$1,641		1,641
Residential
Consumer

Total	3	$1,641	$2,146	$3,787

December 31, 2011	Number of Contracts	Accrual Status	Nonaccrual Status	Total Modifications
Commercial	2		$2,294	$2,294
Real estate:
Commercial	1	$1,667		1,667
Residential
Consumer

Total	3	$1,667	$2,294	$3,961

There were no defaults of loans considered troubled debt restructurings for the years ended December 31, 2012 and 2011. There were no charge-offs as a result of the troubled debt restructurings and the impact on interest income was minimal for the three years ended December 31, 2012. There were no loans modified as troubled debt restructurings for the year ended December 31, 2012.

The following table summarizes loans modified as troubled debt restructurings by major loan category for the year ended December 31, 2011. The commercial loan disclosed in the table was modified with respect to its interest rate.

December 31, 2011	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial
Real estate:
Commercial	1	$1,682	$1,682
Residential
Consumer

Total	1	$1,682	$1,682

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

5.    Off-balance sheet financial instruments:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused portions of lines of credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, unused portions of lines of credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company follows the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The contractual amounts of off-balance sheet commitments at December 31, 2012 and 2011 are summarized as follows:

December 31	2012	2011
Commitments to extend credit	$8,563	$7,429
Unused portions of lines of credit	57,133	45,320
Standby letters of credit	11,646	17,051

	$77,342	$69,800

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory and equipment.

Unused portions of lines of credit, including home equity and overdraft protection agreements, are commitments for possible future extensions of credit to existing customers. Unused portions of home equity lines are collateralized and generally have fixed expiration dates. Overdraft protection agreements are uncollateralized and usually do not carry specific maturity dates. Unused portions of lines of credit ultimately may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Essentially, all standby letters of credit expire within twelve months. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending other loan commitments. The Company requires collateral supporting these standby letters of credit as deemed necessary. Collateral supporting standby letters of credit amounted to $10,559 at December 31, 2012, and $16,176 at December 31, 2011. The carrying value of the liability for the Company’s obligations under guarantees for standby letters of credit was not material at December 31, 2012 and 2011.

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

6.    Premises and equipment, net:

Premises and equipment at December 31, 2012 and 2011 are summarized as follows:

December 31	2012	2011
Land	$900	$900
Premises and leasehold improvements	9,822	8,691
Furniture, fixtures and equipment	8,248	7,761

	18,970	17,352
Less: accumulated depreciation	10,285	9,436

	$8,685	$7,916

Depreciation and amortization included to noninterest expense amounted to $849, $837 and $719 in 2012, 2011 and 2010, respectively.

Pursuant to the terms of non-cancelable lease agreements in effect at December 31, 2012, pertaining to banking premises and equipment, future minimum annual rent commitments under various operating leases are summarized as follows:

2013	$169
2014	147
2015	126
2016	94
2017	75
Thereafter	336

$947

The leases contain options to extend for periods from one to ten years. The cost of such options is not included in the annual rental commitments. Rent expense for the years ended December 31, 2012, 2011and 2010 amounted to $149, $112 and $95, respectively.

7.    Other assets:

The major components of other assets at December 31, 2012 and 2011 are summarized as follows:

December 31	2012	2011
Intangible assets	$536	$686
Other real estate owned	2,003	399
Prepaid deposit insurance	544	929
Investment in residential housing program	2,543	707
Bank owned life insurance	11,555	10,724
Restricted equity securities	1,972	2,374
Other assets	3,441	3,440

Total	$22,594	$19,259

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

7.    Other assets (continued):

The Company originates one-to-four family residential mortgage loans for sale in the secondary market with servicing rights retained. Mortgage loans serviced for other are not included in the accompanying Consolidated Balance Sheets. The unpaid principal balances of mortgage loans serviced for others were $54,432 at December 31, 2012 and $43,498 at December 31, 2011. The value of mortgage servicing rights was not considered material at December 31, 2012 and 2011.

8.    Deposits:

The major components of interest-bearing and noninterest-bearing deposits at December 31, 2012 and 2011 are summarized as follows:

December 31	2012	2011
Interest-bearing deposits:
Money market accounts	$41,900	$37,924
Now accounts	97,404	54,356
Savings accounts	215,252	200,419
Time deposits less than $100	82,208	71,864
Time deposits $100 or more	35,225	36,735

Total interest-bearing deposits	471,989	401,298
Noninterest-bearing deposits	102,322	92,985

Total deposits	$574,311	$494,283

The aggregate amounts of maturities for all time deposits at December 31, 2012, are summarized as follows:

2013	$34,827
2014	22,790
2015	14,676
2016	13,184
2017	10,201
Thereafter	21,755

$117,433

The aggregate amount of deposits reclassified as loans was $69 at December 31, 2012, and $82 at December 31, 2011. Management evaluates transaction accounts that are overdrawn for collectability as part of its evaluation for credit losses. During 2012 and 2011, no deposits were received on terms other than those available in the normal course of business.

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

9.    Short-term borrowings:

Securities sold under agreements to repurchase and FHLB advances generally represent overnight or less than 30-day borrowings. Short-term borrowings consisted of the following at December 31, 2012 and 2011:

	At and for the year ended December 31, 2012
	Ending Balance	Average Balance	Maximum Month-End Balance	Weighted Average Rate for the Year	Weighted Average Rate at End of the Year
Repurchase agreements	$12,764	$21,885	$37,521	0.69%	0.75%
FHLB advances		3,346	13,640	0.37

	$12,764	$25,231	$51,161	0.65%	0.75%

	At and for the year ended December 31, 2011
	Ending Balance	Average Balance	Maximum Month-End Balance	Weighted Average Rate for the Year	Weighted Average Rate at End of the Year
Repurchase agreements	$38,316	$37,210	$42,551	0.82%	0.80%
FHLB advances	5,475	790	5,475	0.37	0.05

	$43,791	$38,000	$48,026	0.81%	0.71%

Peoples Bank has an agreement with the FHLB which allows for borrowings up to its maximum borrowing capacity based on a percentage of qualifying collateral assets. At December 31, 2012, Peoples Bank’s maximum borrowing capacity was $201,257 of which $13,130 was outstanding in short- and long-term borrowings. Advances with the FHLB are secured under terms of a blanket collateral agreement by a pledge of FHLB stock and certain other qualifying collateral, such as investments and mortgage-backed securities and mortgage loans. Interest accrues daily on the FHLB advances based on rates of the FHLB discount notes. This rate resets each day.

Securities sold under repurchase agreements are retained under Peoples Bank’s control at its safekeeping agent. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

10.    Long-term debt:

Long-term debt consisting of advances from the FHLB at December 31, 2012 and 2011 are as follows:

Due	Convertible	Strike Rate	Interest Rate	2012	2011
September 2012	March 2012	8.0%	3.69%		$5,000
January 2013	January 2013	N/A	2.67%	$5,000	5,000
February 2013	February 2013	8.0%	3.59%	5,000	5,000
November 2015	N/A	N/A	4.67%	751	985
February 2016	N/A	N/A	4.86%	408	524
February 2016	N/A	N/A	4.86%	407	524
February 2017	N/A	N/A	4.99%	1,564	1,894

				$13,130	$18,927

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

10.    Long-term debt (continued):

The FHLB has the option to convert convertible rate notes at rates ranging from the three-month LIBOR plus 0.15% to plus 0.22% on a quarterly basis, if greater than the applicable strike rate, commencing on the conversion date. If converted, Peoples Bank has the option to repay these advances at each of the option dates without penalty.

Maturities of long-term debt, by contractual maturity, in years subsequent to December 31, 2012 are as follows:

2013	$10,836
2014	878
2015	898
2016	449
2017	69
Thereafter

$13,130

11.    Fair value of financial instruments:

Assets and liabilities measured at fair value on a recurring basis at December 31, 2012 and 2011 are summarized as follows:

	Fair Value Measurement Using
December 31, 2012	Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Government-sponsored enterprises	$32,931		$32,931
State and Municipals:
Taxable	18,694		18,694
Tax-exempt	47,388		47,388
Corporate debt securities	3,871		3,871
Mortgage-backed securities:
U.S. Government agencies	21,554		21,554
U.S. Government-sponsored enterprises	22,868		22,868
Common equity securities	474	$474

Total	$147,780	$474	$147,306

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

11.    Fair value of financial instruments (continued):

	Fair Value Measurement Using
December 31, 2011	Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Government-sponsored enterprises	$32,776		$32,776
State and Municipals:
Taxable	19,728		19,728
Tax-exempt	39,686		39,686
Corporate debt securities	3,850		3,850
Mortgage-backed securities:
U.S. Government agencies	16,912		16,912
U.S. Government-sponsored enterprises	26,263		26,263
Equity securities:
Preferred	117		117
Common	567	$567

Total	$139,899	$567	$139,332

Assets and liabilities measured at fair value on a nonrecurring basis at December 31, 2012 and 2011 are summarized as follows:

	Fair Value Measurement Using
December 31, 2012	Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$5,484			$5,484
Other real estate owned	$2,003			$2,003

	Fair Value Measurement Using
December 31, 2011	Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$7,341			$7,341

Fair values of impaired loans are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

11.    Fair value of financial instruments (continued):

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has utilized Level 3 inputs to determine fair value:

	Quantitative Information about Level 3 Fair Value Measurements
December 31, 2012	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$5,484	Appraisal of collateral	Appraisal adjustments	20.0% to 25.0% (24.6%)
			Liquidation expenses	6.0% to 10.0% (8.8%)
Other real estate owned	$2,003	Appraisal of collateral	Appraisal adjustments	20.0% to 25.0% (24.6%)
			Liquidation expenses	6.0% to 10.0% (8.8%)

Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 Inputs which are not identifiable.

Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

The carrying and fair values of the Company’s financial instruments at December 31, 2012 and their placement within the fair value hierarchy are as follows:

			Fair Value Hierarchy
December 31, 2012	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (level 1)	Significant Other Observable Inputs (level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$28,083	$28,083	$28,083
Investment securities available-for-sale	147,780	147,780	$474	$147,306
Loans held for sale	1,917	1,917		1,917
Net loans	459,192	466,166			$466,166
Accrued interest receivable	3,272	3,272		3,272
Restricted equity securities	1,972	1,972		1,972

Total	$642,216	$649,190

Financial liabilities:
Deposits	$574,311	$578,628		578,628
Short-term borrowings	12,764	12,764		12,764
Long-term debt	13,130	13,354		13,354
Accrued interest payable	425	425		$425

Total	$600,630	$605,171

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

11.    Fair value of financial instruments (continued):

The carrying and fair values of the Company’s financial instruments at December 31, 2011 are as follows:

December 31, 2011	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$10,559	$10,559
Investment securities available-for-sale	139,899	139,899
Loans held for sale	569	569
Net loans	439,754	447,717
Accrued interest receivable	3,448	3,448
Restricted equity securities	2,374	2,374

Total	$596,603	$604,566

Financial liabilities:
Deposits	$494,283	$497,680
Short-term borrowings	43,791	43,791
Long-term debt	18,927	19,300
Accrued interest payable	284	284

Total	$557,285	$561,055

12.    Stock plans:

The Company has a stock option plan covering non-employee directors and a stock incentive plan for certain officers and key employees. The Plan is administered by a committee of the Board of Directors. The activity under the plans for each of the years in the three-year period ended December 31, 2012, is summarized as follows:

	2012		2011		2010
December 31	Options	Weighted Average Price	Options	Weighted Average Price	Options	Weighted Average Price
Outstanding, beginning of year	13,400	$26.59	21,575	$23.34	27,449	$22.43
Granted
Exercised	(4,500)	18.00	(7,425)	16.71	(5,575)	18.50
Forfeited			(750)	30.78	(300)	30.78

Outstanding, end of year	8,900	30.93	13,400	26.59	21,574	23.34

Exercisable, end of year	8,900	$30.93	13,400	$26.59	21,574	$23.34

The weighted-average remaining contractual life of the options outstanding was approximately two years at December 31, 2012. The weighted-average remaining contractual life of options exercisable at December 31, 2012 was approximately two years. Stock options outstanding at December 31, 2012 are exercisable at prices ranging from $27.50 to $34.10 per share. The aggregate intrinsic value of options outstanding and exercisable was $4 at December 31, 2012 and $22 at December 31, 2011. The aggregate intrinsic value of options exercised was $56 in 2012, $86 in 2011 and $45 in 2010.

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

13.    Employee benefit plans:

The Company has an Employee Stock Ownership and Profit-Sharing Plan (“Plan”) with 401(k) provisions. The Plan is for the benefit of all employees who meet the eligibility requirements set forth in the Plan. The amount of the Company’s contributions to the Plan, including 401(k) matching contributions, is at the discretion of the Board of Directors. Company contributions to the employee stock ownership plan are allocated to participant accounts based on their percentage of total compensation for the Plan year. During 2012, 2011 and 2010 employee stock ownership plan contributions were $262, $222 and $202, respectively. During 2012, 2011 and 2010 the Company’s 401(k) matching contributions to the Plan were $137, $113 and $109, respectively. At December 31, 2012, 168,489 shares of the Company’s common stock were held in the Plan. In the event a terminated Plan participant desires to sell his or her shares of the Company’s stock, or for certain employees who elect to diversify their account balances, the Company may be required to purchase the shares from the participant at their fair market value.

The Bank has deferred compensation agreements with certain current and former directors and officers that provide fixed retirement benefits. The Bank’s deferred compensation liability at December 31, 2012 and 2011 was $1,113 and $1,012 respectively. Payments to retired directors totaled $88 in 2012, $90 in 2011 and $90 in 2010. The cost charged to operations for these deferred compensation plans was $189 in 2012, $88 in 2011 and $56 in 2010.

14.    Income taxes:

The current and deferred amounts of the provision for income taxes expense for each of the years ended December 31, 2012, 2011 and 2010 are summarized as follows:

Year Ended December 31	2012	2011	2010
Current	$2,334	$2,540	$1,625
Deferred	(349)	(183)	(188)

	$1,985	$2,357	$1,437

The components of the net deferred tax liability at December 31, 2012 and 2011 are summarized as follows:

December 31	2012	2011
Deferred tax assets:
Allowance for loan losses	$2,127	$1,464
Deferred compensation	378	344
Other-than-temporary impairment on securities	469	425
Alternative minimum tax		387
Other	202	92

Total	3,176	2,712

Deferred tax liabilities:
Premises and equipment, net	593	447
Preferred equity securities	16	16
Prepaid expenses	85	121
Deferred loan costs	279	274
Investment securities available-for-sale	2,512	1,878

Total	3,485	2,736

Net deferred tax liability	$(309)	$(24)

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

14.    Income taxes (continued):

Management believes that future taxable income will be sufficient to utilize deferred tax assets. Core earnings of the Company have remained strong and will continue to support the recognition of the deferred tax asset based on future growth projections.

A reconciliation between the amount of the effective income tax expense and the income tax expense that would have been provided at the federal statutory rate of 34.0 percent for each of the years ended December 31, 2012, 2011 and 2010 is summarized as follows:

Year Ended December 31	2012	2011	2010
Federal income tax at statutory rate	$3,776	$3,459	$2,693
Tax exempt interest, net	(901)	(975)	(1,001)
Bank owned life insurance income	(130)	(129)	(217)
Residential housing program tax credit	(725)		(38)
Other, net	(35)	2

Total	$1,985	$2,357	$1,437

15.    Parent Company financial statements:

CONDENSED BALANCE SHEETS

December 31	2012	2011
Assets:
Cash	$23	$67
Investment in bank subsidiary	63,486	56,684
Investment in non-bank subsidiary		5,528
Due from subsidiaries	2,510
Investment securities available-for-sale	474	567
Other assets		21

Total assets	$66,493	$62,867

Liabilities and Stockholders’ Equity:
Due to subsidiaries		2,981
Other liabilities	$297	273
Stockholders’ equity	66,196	59,613

Total liabilities and stockholders’ equity	$66,493	$62,867

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

15.    Parent Company financial statements (continued):

CONDENSED STATEMENTS OF INCOME

Years Ended December 31	2012	2011	2010
Income:
Dividends from subsidiaries	$3,616	$2,523	$2,480
Other income	25	715	349

Total income	3,641	3,238	2,829

Expense:
Other expenses	181	539	523

Total expenses	181	539	523

Income before taxes and undistributed income	3,460	2,699	2,306
Income tax expense

Income before undistributed income of subsidiaries	3,460	2,699	2,306
Equity in undistributed net income of subsidiaries	5,660	5,118	4,179

Net income	$9,120	$7,817	$6,485

CONDENSED STATEMENTS OF CASH FLOWS

Years Ended December 31	2012	2011	2010
Cash flows from operating activities:
Net income	$9,120	$7,817	$6,485
Adjustments:
Net realized losses (gains) on sales of securities	42	(42)	1
Other than temporary security impairment		87	140
Undistributed net income of subsidiaries	(5,660)	(5,118)	(4,179)
Increase in other assets	112	(572)	(24)
Decrease in due from subsidiaries		(83)	(711)

Net cash provided by operating activities	3,624	2,089	1,712

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	100	560	24
Purchase of premises and equipment			(41)

Net cash provided by (used in) investing activities	100	560	(17)

Cash flows from financing activities:
Cash dividends paid	(2,681)	(2,523)	(2,480)
Proceeds from sale of treasury stock	96	159	117
Purchase of treasury stock	(1,183)	(835)

Net cash used in financing activities	(3,768)	(3,199)	(2,363)

Increase (decrease) in cash	(44)	(550)	(668)
Cash at beginning of year	67	617	1,285

Cash at end of year	$23	$67	$617

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

16.    Regulatory matters:

Dividends are paid by the Company from its assets, which are mainly provided by dividends from Peoples Bank. Under the Pennsylvania Business Corporation Law of 1988, as amended, the Company may not pay a dividend if, after payment, either the Company could not pay its debts as they become due in the usual course of business, or the Company’s total assets would be less than its total liabilities. The determination of total assets and liabilities may be based upon: (i) financial statements prepared on the basis of GAAP; (ii) financial statements that are prepared on the basis of other accounting practices and principles that are reasonable under the circumstances; or (iii) a fair valuation or other method that is reasonable under the circumstances.

In addition, the Company is subject to dividend restrictions under the Pennsylvania Banking Code of 1965, as amended, which allows cash dividends to be declared and paid out of accumulated net earnings. More stringent dividend restrictions apply under Federal Regulation, which restricts calendar year dividend payments of banks to the total of its net profits for that year combined with its retained net profits of the preceding two calendar years, less any required transfer to surplus, unless a bank has received prior approval from the Federal Deposit Insurance Corporation. Accordingly, Peoples Bank, without prior approval from the Federal Deposit Insurance Corporation, may declare dividends to the Company of $14,662 at December 31, 2012.

Although subject to the aforementioned regulatory restrictions, the Company’s consolidated retained earnings at December 31, 2012 and 2011 were not restricted under any borrowing agreement as to payment of dividends or reacquisition of common stock.

The Company has paid cash dividends since its formation as a bank holding company in 1986. It is the present intention of the Board of Directors to continue this dividend payment policy, however, further dividends must necessarily depend upon earnings, financial condition, appropriate legal restrictions and other factors relevant at the time the Board of Directors considers payment of dividends.

The amount of funds available for transfer from Peoples Bank to the Company in the form of loans and other extensions of credit is also limited. Under Federal Regulation, transfers to any one affiliate are limited to 10.0 percent of capital and surplus. At December 31, 2012, the maximum amount available for transfer from Peoples Bank to the Company in the form of loans amounted to $6,518. At December 31, 2012 and 2011, there were no loans outstanding, nor were any advances made during 2012 and 2011.

The Company and Peoples Bank are subject to certain regulatory capital requirements administered by the federal banking agencies, which are defined in Section 38 of the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”). Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Peoples Bank’s financial statements. In the event an institution is deemed to be undercapitalized by such standards, FDICIA prescribes an increasing amount of regulatory intervention, including the required institution of a capital restoration plan and restrictions on the growth of assets, branches or lines of business. Further restrictions are applied to the significantly or critically undercapitalized institutions including restrictions on interest payable on accounts, dismissal of management and appointment of a receiver. For well capitalized institutions, FDICIA provides authority for regulatory intervention when the institution is deemed to be engaging in unsafe and unsound practices or receives a less than satisfactory examination report rating. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Peoples Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

16.    Regulatory matters (continued):

Peoples Bank was categorized as “well capitalized” under the regulatory framework for prompt corrective action at December 31, 2012 and 2011, based on the most recent notification from the Federal Deposit Insurance Corporation. To be categorized as well capitalized, Peoples Bank must maintain certain minimum Tier I risk-based, total risk-based and Tier I Leverage ratios as set forth in the following tables. The Tier I Leverage ratio is defined as Tier I capital to total average assets less intangible assets. There are no conditions or events since the most recent notification that management believes have changed Peoples Bank’s category.

The Company and Peoples Bank’s actual capital ratios at December 31, 2012 and 2011, and the minimum ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

	Actual		Minimum For Capital Adequacy Purposes		Minimum to be Well Capitalized under Prompt Corrective Action Provisions
December 31, 2012	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 capital to risk-weighted assets:
Consolidated	$60,723	12.11%	$20,063	4.00%
Peoples Bank	58,025	11.56	20,079	4.00	$30,119	6.00%
Total capital to risk-weighted assets:
Consolidated	67,002	13.36	40,126	8.00
Peoples Bank	64,304	12.81	40,158	8.00	50,198	10.00
Tier 1 capital to average assets:
Consolidated	60,723	9.17	26,486	4.00
Peoples Bank	$58,025	8.76%	$26,488	4.00%	$33,109	5.00%

	Actual		Minimum For Capital Adequacy Purposes		Minimum to be Well Capitalized under Prompt Corrective Action Provisions
December 31, 2011	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 capital to risk-weighted assets:
Consolidated	$55,282	11.57%	$19,115	4.00%
Peoples Bank	52,242	10.95	19,090	4.00	$28,635	6.00%
Total capital to risk-weighted assets:
Consolidated	60,659	12.69	38,231	8.00
Peoples Bank	57,619	12.07	38,180	8.00	47,726	10.00
Tier 1 capital to average assets:
Consolidated	55,282	9.42	23,477	4.00
Peoples Bank	$52,242	8.92%	$23,429	4.00%	$29,286	5.00%

Management periodically purchases shares of the Company’s common stock under a stock repurchase program. For the years ended December 31, 2012 and 2011, 39,100 shares and 30,300 shares having an aggregate cost of $1,183 and $835, respectively, were purchased and held as treasury shares under the program. At December 31, 2012, 58,351 shares authorized under the program were available to be repurchased.

17.    Contingencies:

Neither the Company nor any of its property is subject to any material legal proceedings. Management, after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of pending and threatened lawsuits will have a material effect on the operating results or financial position of the Company.

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

18.    Summary of quarterly financial information (unaudited):

	2012
Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
Interest income:
Interest and fees on loans:
Taxable	$5,515	$5,682	$5,698	$5,732
Tax-exempt	419	393	316	299
Interest and dividends on investment securities available-for-sale:
Taxable	636	603	558	528
Tax-exempt	359	328	325	330
Dividends	7	8	6	4
Interest on interest-bearing balances with banks	4	1	2	3
Interest on federal funds sold			11	12

Total interest income	6,940	7,015	6,916	6,908

Interest expense:
Interest on deposits	1,048	1,071	1,115	1,086
Interest on short-term borrowings	62	49	29	26
Interest on long-term debt	173	170	163	120

Total interest expense	1,283	1,290	1,307	1,232

Net interest income	5,657	5,725	5,609	5,676
Provision for loan losses	645	390	330	330

Net interest income after provision for loan losses	5,012	5,335	5,279	5,346

Noninterest income:
Service charges, fees and commissions	743	797	804	882
Wealth management income	143	138	180	164
Mortgage banking income	74	302	277	297
Net gain (loss) on sale of investment securities available-for-sale	284	99
Other-than-temporary investment equity securities impairment
Net gain (loss) loss on sale of other real estate	(8)	1		(331)

Total noninterest income	1,236	1,337	1,261	1,012

Noninterest expense:
Salaries and employee benefits expense	1,730	1,749	1,792	1,776
Net occupancy and equipment expense	790	753	747	790
Other expenses	794	1,396	1,299	1,097

Total noninterest expense	3,314	3,898	3,838	3,663

Income before income taxes	2,934	2,774	2,702	2,695
Provision for income tax expense	514	490	462	519

Net income	2,420	2,284	2,240	2,176

Other comprehensive income (loss):
Unrealized gain (loss) on investment securities available-for-sale	(23)	1,791	321	159
Reclassification adjustment for (gain) loss included in net income	(284)	(99)
Reclassification adjustment for other-than-temporary impairment charges
Income tax expense (benefit) related to other comprehensive income	(104)	575	109	54

Other comprehensive income (loss), net of income taxes	(203)	1,117	212	105

Comprehensive income (loss)	$2,217	$3,401	$2,452	$2,281

Per share data:
Net income:
Basic	$0.78	$0.73	$0.72	$0.70
Diluted	0.78	0.73	0.72	0.70
Dividends declared	$0.21	$0.21	$0.22	$0.22

Peoples Financial Services Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

18.    Summary of quarterly financial information (unaudited) (continued):

	2011
Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
Interest income:
Interest and fees on loans:
Taxable	$5,136	$5,413	$5,505	$5,585
Tax-exempt	357	346	331	328
Interest and dividends on investment securities available-for-sale:
Taxable	666	633	639	672
Tax-exempt	475	411	397	377
Dividends	9	8	9	7
Interest on interest-bearing balances with banks	2	3	3	4
Interest on federal funds sold	2	11	13	8

Total interest income	6,647	6,825	6,897	6,981

Interest expense:
Interest on deposits	1,044	1,132	1,168	1,079
Interest on short-term borrowings	86	76	76	72
Interest on long-term debt	257	263	208	178

Total interest expense	1,387	1,471	1,452	1,329

Net interest income	5,260	5,354	5,445	5,652
Provision for loan losses	421	804	269	300

Net interest income after provision for loan losses	4,839	4,550	5,176	5,352

Noninterest income:
Service charges, fees and commissions	709	711	736	799
Wealth management income	139	236	142	140
Mortgage banking income	48	98	32	168
Net gain (loss) on sale of investment securities available-for-sale	10	2	25	(12)
Other-than-temporary investment equity securities impairment	(84)		(3)
Net gain (loss) loss on sale of other real estate		1,583	90	(2)

Total noninterest income	822	2,630	1,022	1,093

Noninterest expense:
Salaries and employee benefits expense	1,446	1,628	1,648	1,713
Net occupancy and equipment expense	676	699	738	766
Other expenses	1,273	1,743	1,371	1,609

Total noninterest expense	3,395	4,070	3,757	4,088

Income before income taxes	2,266	3,110	2,441	2,357
Provision for income tax expense	467	751	582	557

Net income	1,799	2,359	1,859	1,800

Other comprehensive income (loss):
Unrealized gain (loss) on investment securities available-for-sale	1,100	3,183	2,908	(466)
Reclassification adjustment for (gain) loss included in net income	(10)	(2)	(25)	12
Reclassification adjustment for other-than-temporary impairment charges	84		3
Income tax expense (benefit) related to other comprehensive income	399	1,082	981	(154)

Other comprehensive income (loss), net of income taxes	775	2,099	1,905	(300)

Comprehensive income (loss)	$2,574	$4,458	$3,764	$1,500

Per share data:
Net income:
Basic	$0.57	$0.75	$0.60	$0.57
Diluted	0.57	0.75	0.60	0.57
Dividends declared	$0.20	$0.20	$0.20	$0.20

PEOPLES FINANCIAL SERVICES CORP.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Dollars in thousands, except per share data)

	June 30, 2013	December 31, 2012
Assets:
Cash and due from banks	$9,459	$9,777
Interest-bearing deposits in other banks	298	1,126
Federal funds sold	19,600	17,180
Investment securities available-for-sale	138,758	147,780
Loans held for sale	1,105	1,917
Loans, net	492,213	465,773
Less: allowance for loan losses	6,735	6,581

Net loans	485,478	459,192
Premises and equipment, net	8,748	8,685
Accrued interest receivable	3,481	3,272
Other assets	22,047	22,594

Total assets	$688,974	$671,523

Liabilities:
Deposits:
Noninterest-bearing	$112,063	$102,322
Interest-bearing	484,872	471,989

Total deposits	596,935	574,311
Short-term borrowings	17,972	12,764
Long-term debt	2,717	13,130
Accrued interest payable	211	425
Other liabilities	3,549	4,697

Total liabilities	621,384	605,327

Stockholders’ equity:
Common stock, par value $2.00; authorized 12,500,000 shares; issued 3,341,251 shares	6,683	6,683
Capital surplus	3,191	3,155
Retained earnings	60,923	57,781
Accumulated other comprehensive income	3,038	4,876
Less: Treasury stock, at cost, held: June 30, 2013, 254,045 shares; December 31, 2012, 256,995 shares	6,245	6,299

Total stockholders’ equity	67,590	66,196

Total liabilities and stockholders’ equity	$688,974	$671,523

See Notes to Consolidated Financial Statements

PEOPLES FINANCIAL SERVICES CORP.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)

(Dollars in thousands, except per share data)

	Six Months Ended June 30,
	2013	2012
Interest income:
Interest and fees on loans:
Taxable	$11,633	$11,197
Tax-exempt	589	812
Interest and dividends on investment securities available-for-sale:
Taxable	1,165	1,239
Tax-exempt	696	687
Dividends	12	15
Interest on interest-bearing deposits in other banks	2	5
Interest on federal funds sold	14

Total interest income	14,111	13,955

Interest expense:
Interest on deposits	1,972	2,119
Interest on short-term borrowings	64	111
Interest on long-term debt	112	343

Total interest expense	2,148	2,573

Net interest income	11,963	11,382
Provision for loan losses	330	1,035

Net interest income after provision for loan losses	11,633	10,347

Noninterest income:
Service charges, fees and commissions	1,632	1,540
Wealth management income	394	281
Mortgage banking income	413	376
Net gain (loss) on sale of investment securities available-for-sale	(1)	383
Net loss on sale of other real estate owned	(90)	(7)

Total noninterest income	2,348	2,573

Noninterest expense:
Salaries and employee benefits expense	3,958	3,479
Net occupancy and equipment expense	1,669	1,543
Other expenses	2,482	2,190

Total noninterest expense	8,109	7,212

Income before income taxes	5,872	5,708
Provision for income taxes	1,310	1,004

Net income	4,562	4,704

Other comprehensive income (loss):
Unrealized gain (loss) on investment securities available-for-sale	(2,786)	1,768
Reclassification adjustment for (gain) loss on sales included in net income	1	(383)
Income tax expense (benefit) related to other comprehensive income	(947)	471

Other comprehensive income (loss), net of income taxes	(1,838)	914

Comprehensive income	$2,724	$5,618

Per share data:
Net income:
Basic	$1.48	$1.51
Diluted	$1.48	$1.51
Average common shares outstanding:
Basic	3,085,216	3,118,269
Diluted	3,085,450	3,118,880
Dividends declared	$0.46	$0.42

See Notes to Consolidated Financial Statements

PEOPLES FINANCIAL SERVICES CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)

(Dollars in thousands, except per share data)

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2012	$6,683	$3,155	$57,781	$4,876	$(6,299)	$66,196
Net income			4,562			4,562
Other comprehensive loss, net of income taxes				(1,838)		(1,838)
Dividends declared: $0.46 per share			(1,420)			(1,420)
Reissuance under option plan: 2,950 shares		36			54	90

Balance, June 30, 2013	$6,683	$3,191	$60,923	$3,038	$(6,245)	$67,590

Balance, December 31, 2011	$6,683	$3,141	$51,342	$3,645	$(5,198)	$59,613
Net income			4,704			4,704
Other comprehensive income, net of income taxes				914		914
Dividends declared: $0.42 per share			(1,308)			(1,308)
Reissuance under option plan: 4,500 shares		14			82	96
Repurchase and held: 5,000 shares					(143)	(143)

Balance, June 30, 2012	$6,683	$3,155	$54,738	$4,559	$(5,259)	$63,876

See Notes to Consolidated Financial Statements

PEOPLES FINANCIAL SERVICES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Dollars in thousands, except per share data)

For the Six Months Ended June 30	2013	2012
Cash flows from operating activities:
Net income	$4,562	$4,704
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	437	407
Amortization of intangibles	54	97
Provision for loan losses	330	1,035
Loss on sale of other real estate owned	90	7
Net amortization of investment securities available-for-sale	1,130	948
Amortization of deferred loan costs	148	131
Loss (gain) on sale of investment securities available-for-sale	1	(383)
Net income from investment in life insurance	(183)	(187)
Net change in:
Loans held for sale	812	(1,673)
Accrued interest receivable	(209)	545
Other assets	1,578	(1,912)
Accrued interest payable	(214)	(36)
Other liabilities	(1,148)	207

Net cash provided by operating activities	7,388	3,890

Cash flows from investing activities:
Proceeds from sales of investment securities available-for-sale	300	4,833
Proceeds from repayments on investment securities available-for-sale	10,400	7,290
Purchases of investment securities available-for-sale	(5,594)
Net increase in loans	(26,850)	(13,913)
Purchases of premises and equipment	(500)	(1,207)
Purchases of investment in life insurance		(450)
Investment in other real estate owned		(196)
Proceeds from sale of other real estate owned	41	62

Net cash used in investing activities	(22,203)	(3,581)

Cash flows from financing activities:
Net increase in deposits	22,624	43,828
Repayment of long-term debt	(10,413)	(394)
Net increase (decrease) in short-term borrowings	5,208	(30,558)
Repurchase of common shares		(143)
Reissuance of common shares	90	96
Cash dividends paid	(1,420)	(1,308)

Net cash provided by financing activities	16,089	11,521

Net increase in cash and cash equivalents	1,274	11,830
Cash and cash equivalents at beginning of year	28,083	10,559

Cash and cash equivalents at end of period	$29,357	$22,389

Supplemental disclosures:
Cash paid during the period for:
Interest	$2,362	$2,609
Income taxes	$1,550	$850
Noncash items:
Transfers from loans to other real estate owned	$86	$1,363

See Notes to Consolidated Financial Statements

PEOPLES FINANCIAL SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

1.    Basis of presentation:

The accompanying unaudited consolidated financial statements of Peoples Financial Services Corp, and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information, Regulation S-X and reporting practices applied in the banking industry. In the opinion of management, all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for the periods presented have been included. All significant intercompany balances and transactions have been eliminated in consolidation. Prior-period amounts are reclassified when necessary to conform with the current year’s presentation. These reclassifications did not have any effect on the operating results or financial position of the Company. The operating results and financial position of the Company for the six months ended and as of June 30, 2013, are not necessarily indicative of the results of operations and financial position that may be expected in the future.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. For additional information and disclosures required under GAAP, refer to the Notes to Consolidated Financial Statements for the year ended December 31, 2012, contained in this Registration Statement.

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of June 30, 2013, for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

2.    Other comprehensive income:

The reclassification adjustment for gain (loss) on investment securities available-for-sale is included in net gain (loss) on sale of investment securities available-for-sale in total noninterest income on the Consolidated Statements of Income and Comprehensive Income. The income tax expense (benefit) on the net gain (loss) on sale of investment securities available-for-sale is included in the provision for income taxes on the Consolidated Statements of Income and Comprehensive Income.

3.    Earnings per share:

Basic earnings per share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Stock options for 2,954 and 6,200 shares of common stock were not considered in computing diluted earnings per share for the six months ended June 30, 2013 and 2012, respectively, because they were antidilutive.

PEOPLES FINANCIAL SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

4.    Investment securities available-for-sale:

The amortized cost and fair value of investment securities available-for-sale aggregated by investment category at June 30, 2013 and December 31, 2012 are summarized as follows:

June 30, 2013	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government-sponsored enterprises	$29,224	$2,493		$31,717
State and municipals:
Taxable	16,600	1,383		17,983
Tax-exempt	46,849	1,028	$426	47,451
Corporate debt securities	4,035	122	63	4,094
Mortgage-backed securities:
U.S. Government agencies	20,235	185	217	20,203
U.S. Government-sponsored enterprises	16,725	152	91	16,786
Common equity securities	487	62	25	524

Total	$134,155	$5,425	$822	$138,758

December 31, 2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government-sponsored enterprises	$29,375	$3,556		$32,931
State and municipals:
Taxable	16,611	2,083		18,694
Tax-exempt	45,480	2,035	$127	47,388
Corporate debt securities	4,038	139	306	3,871
Mortgage-backed securities:
U.S. Government agencies	21,532	173	151	21,554
U.S. Government-sponsored enterprises	22,868	129	129	22,868
Common equity securities	488	17	31	474

Total	$140,392	$8,132	$744	$147,780

The maturity distribution of the fair value, which is the net carrying amount, of the debt securities classified as available-for-sale at June 30, 2013, is summarized as follows:

June 30, 2013	Fair Value
Within one year	$241
After one but within five years	35,703
After five but within ten years	32,188
After ten years	33,113

101,245
Mortgage-backed securities	36,989

Total	$138,234

PEOPLES FINANCIAL SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

4.    Investment securities available-for-sale (continued)

Securities with a carrying value of $91,836 and $89,699 at June 30, 2013 and December 31, 2012, respectively, were pledged to secure public deposits and repurchase agreements as required or permitted by law.

At June 30, 2013 and December 31, 2012, there were no securities of any individual issuer, except for U.S. Government agencies and sponsored enterprises, which exceeded 10.0 percent of stockholders’ equity.

The fair value and gross unrealized losses of investment securities available-for-sale with unrealized losses for which an other-than-temporary impairment (“OTTI”) has not been recognized at June 30, 2013 and December 31, 2012, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, are summarized as follows:

	Less Than 12 Months		12 Months or More		Total
June 30, 2013	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government-sponsored enterprises
State and municipals:
Taxable
Tax-Exempt	$14,394	$426			$14,394	$426
Corporate debt securities	1,973	13	$975	$50	2,948	63
Mortgage-backed securities:
U.S. Government agencies	10,705	213	954	4	11,659	217
U.S. Government-sponsored enterprises	4,235	91			4,325	91
Common equity securities			112	25	112	25

Total	$31,307	$743	$2,041	$79	$33,438	$822

	Less Than 12 Months		12 Months or More		Total
December 31, 2012	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government-sponsored enterprises
State and municipals:
Taxable
Tax-exempt	$12,483	$127			$12,483	$127
Corporate debt securities			$2,705	$306	2,705	306
Mortgage-backed securities:
U.S. Government agencies	11,934	146	838	5	12,772	151
U.S. Government-sponsored enterprises	9,042	83	4,229	46	13,271	129
Common equity securities			106	31	106	31

Total	$33,459	$356	$7,878	$388	$41,337	$744

The Company had 55 investment securities, consisting of 41 tax-exempt state and municipal obligations, two corporate debt securities, 10 mortgage-backed securities and two common equity securities that were in unrealized loss positions at June 30, 2013. Of these securities, one corporate debt security, one mortgage-backed security and two common equity securities were in continuous unrealized loss positions for 12 months or more.

PEOPLES FINANCIAL SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

4.    Investment securities available-for-sale (continued)

In comparison, the Company had 57 investment securities, consisting of 36 tax-exempt state and municipal obligations, two corporate debt securities, 19 mortgage-backed securities and two common equity securities, which were in unrealized loss positions at December 31, 2012. Of these securities, seven mortgage-backed securities, and each of the corporate debt securities and common equity securities were in continuous unrealized loss positions for 12 months or more. The unrealized losses on the common equity securities were a direct reflection of reductions in stock values in the financial industry sector, as a whole, and were not a result of credit or other issues that would cause the Company to recognize an OTTI charge. Management does not consider the unrealized losses on the debt securities, as a result of changes in interest rates, to be OTTI based on historical evidence that indicates the cost of these securities is recoverable within a reasonable period of time in relation to normal cyclical changes in the market rates of interest. Moreover, because there has been no material change in the credit quality of the issuers or other events or circumstances that may cause a significant adverse impact on the fair value of these securities, and management does not intend to sell these securities and it is unlikely that the Company will be required to sell these securities before recovery of their amortized cost basis, which may be maturity, the Company did not consider the unrealized losses to be OTTI at June 30, 2013 and December 31, 2012. In addition, there was no OTTI recognized for the six month periods ended June 30, 2013 and 2012.

5.    Loans, net and allowance for loan losses:

The major classifications of loans outstanding, net of deferred loan origination fees and costs at June 30, 2013 and December 31, 2012 are summarized as follows. Net deferred loan costs were $642 at June 30, 2013, and $589 at December 31, 2012.

	June 30, 2013	December 31, 2012
Commercial	$184,267	$170,379
Real estate:
Commercial	172,621	158,798
Residential	117,231	117,527
Consumer	18,094	19,069

Total	$492,213	$465,773

The changes in the allowance for loan losses account by major classification of loan for the six months ended June 30, 2013 and 2012 are summarized as follows:

		Real estate
June 30, 2013	Commercial	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning Balance, January 1, 2013	$2,024	$2,101	$1,206	$234	$1,016	$6,581
Charge-offs		(58)	(187)	(29)		(274)
Recoveries	4		79	15		98
Provisions	683	788	(212)	(44)	(885)	330

Ending balance	$2,711	$2,831	$886	$176	$131	$6,735

PEOPLES FINANCIAL SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

5.    Loans, net and allowance for loan losses (continued)

		Real estate
June 30, 2012	Commercial	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning Balance, January 1, 2012	$2,047	$1,515	$761	$198	$828	$5,349
Charge-offs	(207)	(100)	(21)	(177)		(505)
Recoveries	1			36		37
Provisions	276	555	79	140	(15)	1,035

Ending balance	$2,117	$1,970	$819	$197	$813	$5,916

The allocation of the allowance for loan losses and the related loans by major classifications of loans at June 30, 2013 and December 31, 2012 is summarized as follows:

		Real estate
June 30, 2013	Commercial	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses:
Ending balance	$2,711	$2,831	$886	$176	$131	$6,735

Ending balance: individually evaluated for impairment	385	482	232			1,099

Ending balance: collectively evaluated for impairment	$2,326	$2,349	$654	$176	$131	$5,636

Loans receivable:
Ending balance	$184,267	$172,621	$117,231	$18,094		$492,213

Ending balance: individually evaluated for impairment	3,931	9,465	1,808			15,204

Ending balance: collectively evaluated for impairment	$180,336	$163,156	$115,423	$18,094		$477,009

		Real estate
December 31, 2012	Commercial	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses:
Ending balance	$2,024	$2,101	$1,206	$234	$1,016	$6,581

Ending balance: individually evaluated for impairment	327	239	283	6		855

Ending balance: collectively evaluated for impairment	$1,697	$1,862	$923	$228	$1,016	$5,726

Loans receivable:
Ending balance	$170,379	$158,798	$117,527	$19,069		$465,773

Ending balance: individually evaluated for impairment	5,169	7,137	1,522	6		13,834

Ending balance: collectively evaluated for impairment	$165,210	$151,661	$116,005	$19,063		$451,939

PEOPLES FINANCIAL SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

5. Loans, net and allowance for loan losses (continued)

The Company segments loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Loans are individually analyzed for credit risk by classifying them within the Company’s internal risk rating system. The Company’s risk rating classifications are defined as follows:

•	Pass—A loan to borrowers with acceptable credit quality and risk that is not adversely classified as Substandard, Doubtful, Loss nor designated as Special Mention.

•

Special Mention—A loan that has potential weaknesses that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the institution’s credit position at some future date. Special Mention loans are not adversely classified since they do not expose the Company to sufficient risk to warrant adverse classification.

•

Substandard—A loan that is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected.

•

Doubtful—A loan classified as Doubtful has all the weakness inherent in one classified Substandard with the added characteristic that the weaknesses make the collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

•

Loss—A loan classified as Loss is considered uncollectible and of such little value that their continuance as bankable loans is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be effected in the future.

The following tables present the major classifications of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company’s internal risk rating system at June 30, 2013 and December 31, 2012:

June 30, 2013	Pass	Special Mention	Substandard	Doubtful	Total
Commercial	$176,741	$3,595	$1,195	$2,736	$184,267
Real estate:
Commercial	157,426	7,357	4,362	3,476	172,621
Residential	115,326	97	231	1,577	117,231
Consumer	18,081	13			18,094

Total	$467,574	$11,062	$5,788	$7,789	$492,213

December 31, 2012	Pass	Special Mention	Substandard	Doubtful	Total
Commercial	$161,236	$5,752	$1,113	$2,278	$170,379
Real estate:
Commercial	146,205	5,302	3,120	4,171	158,798
Residential	116,042			1,485	117,527
Consumer	19,058	11			19,069

Total	$442,541	$11,065	$4,233	$7,934	$465,773

PEOPLES FINANCIAL SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

5.    Loans, net and allowance for loan losses (continued)

Information concerning nonaccrual loans by major loan category at June 30, 2013 and December 31, 2012, is as follows:

	June 30, 2013	December 31, 2012
Commercial	$2,736	$2,278
Real estate:
Commercial	3,476	4,171
Residential	1,577	1,485
Consumer

Total	$7,789	$7,934

The major categories of the loan portfolio by past due status at June 30, 2013 and December 31, 2012, are summarized as follows:

June 30, 2013	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
Commercial	$1,279	$19		$1,298	$182,969	$184,267
Real estate:
Commercial	1,277			1,277	171,344	172,621
Residential	1,748	87		1,835	115,396	117,231
Consumer	328	247	$419	994	17,100	18,094	$419

Total	$4,632	$353	$419	$5,404	$486,809	$492,213	$419

December 31, 2012	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
Commercial	$883	$255	$324	$1,462	$168,917	$170,379	$324
Real estate:
Commercial	2,268	245	22	2,535	156,263	158,798	22
Residential	1,528		21	1,549	115,978	117,527	21
Consumer	411	192	494	1,097	17,972	19,069	494

Total	$5,090	$692	$861	$6,643	$459,130	$465,773	$861

PEOPLES FINANCIAL SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

5.    Loans, net and allowance for loan losses (continued)

The following tables summarize information in regards to impaired loans for the six months ended June 30, 2013 and 2012, and for the year ended December 31, 2012, by loan portfolio class:

				Year to Date
June 30, 2013	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance:
Commercial	$1,195	$1,195		$1,213	$42
Real estate:
Commercial	6,163	6,163		6,226	83
Residential	836	836		872	3
Consumer

Total	8,194	8,194		8,311	128

With an allowance recorded:
Commercial	2,736	2,736	$385	2,741
Real estate:
Commercial	3,302	3,302	482	3,316	59
Residential	972	972	232	974
Consumer

Total	7,010	7,010	1,099	7,031	59

Commercial	3,931	3,931	385	3,954	42
Real estate:
Commercial	9,465	9,465	482	9,542	142
Residential	1,808	1,808	232	1,846	3
Consumer

Total	$15,204	$15,204	$1,099	$15,342	$187

PEOPLES FINANCIAL SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

5.    Loans, net and allowance for loan losses (continued)

December 31, 2012	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance:
Commercial	$3,782	$3,782
Real estate:
Commercial	3,354	3,354
Residential	359	359
Consumer

Total	7,495	7,495

With an allowance recorded:
Commercial	1,387	1,387	$327
Real estate:
Commercial	3,783	3,783	239
Residential	1,163	1,163	283
Consumer	6	6	6

Total	6,339	6,339	855

Commercial	5,169	5,169	327
Real estate:
Commercial	7,137	7,137	239
Residential	1,522	1,522	283
Consumer	6	6	6

Total	$13,834	$13,834	$855

PEOPLES FINANCIAL SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

5.    Loans, net and allowance for loan losses (continued)

				Year to Date
June 30, 2012	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance:
Commercial	$3,965	$3,965		$4,382	$32
Real estate:
Commercial	980	980		1,005	78
Residential	706	706		782
Consumer

Total	5,651	5,651		6,169	110

With an allowance recorded:
Commercial	2,685	2,685	$485	3,425	45
Real estate:
Commercial	3,819	3,819	122	3,739	64
Residential	712	712	118	575
Consumer	1	1	1	1

Total	7,217	7,217	726	7,740	109

Commercial	6,650	6,650	485	7,807	77
Real estate:
Commercial	4,799	4,799	122	4,744	142
Residential	1,418	1,418	118	1,357
Consumer	1	1	1	1

Total	$12,868	$12,868	$726	$13,909	$219

Included in the commercial loan and commercial real estate categories are troubled debt restructurings that are classified as impaired. Troubled debt restructured loans are loans with original terms, interest rate, or both, that have been modified as a result of a deterioration in the borrower’s financial condition for which concessions have been granted. From time to time, the Company has modified loans and not accounted for them as troubled debt restructurings. Given the current economic environment, especially with respect to interest rates, there have been instances where a good customer has come in to renegotiate for a more favorable rate or one more in line with market rates. Given these and similar circumstances we have made modifications to keep the relationship. In such cases, these are not and will not be accounted for or reported as a troubled debt restructured loan. Trouble debt restructurings totaled $3,725 at June 30, 2013, $3,787 at December 31, 2012 and $3,852 at June 30, 2012.

The Company offers a variety of modifications to borrowers. The modification categories offered can generally be described in the following categories:

•	Rate Modification—A modification in which the interest rate is changed.

•	Term Modification—A modification in which the maturity date, timing of payments or frequency of payments is changed.

•	Interest Only Modification—A modification in which the loan is converted to interest only payments for a period of time.

•	Payment Modification—A modification in which the dollar amount of the payment is changed, other than an interest only modification described above.

PEOPLES FINANCIAL SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

5.    Loans, net and allowance for loan losses (continued)

•	Combination Modification—Any other type of modification, including the use of multiple categories above.

Information concerning trouble debt restructurings by major loan category at June 30, 2013 and December 31, 2012 is summarized as follows:

June 30, 2013	Number of Contracts	Accrual Status	Nonaccrual Status	Total Modifications
Commercial	2		$2,098	$2,098
Real estate:
Commercial	1	$1,627		1,627
Residential
Consumer

Total	3	$1,627	$2,098	$3,725

December 31, 2012	Number of Contracts	Accrual Status	Nonaccrual Status	Total Modifications
Commercial	2		$2,146	$2,146
Real estate:
Commercial	1	$1,641		1,641
Residential
Consumer

Total	3	$1,641	$2,146	$3,787

There were no new troubled debt restructurings that occurred during the six months ended June 30, 2013 and 2012. There were no defaults of loans considered troubled debt restructurings for the six months ended June 30, 2013 and 2012. There were no charge-offs as a result of the troubled debt restructurings.

6.    Stock-based compensation:

As of June 30, 2013, all stock options were fully vested and there are no unrecognized compensation costs related to stock options. There were no stock options granted for the six month periods ending June 30, 2013 and 2012.

7.    Off-balance sheet financial instruments:

The Company does not issue any guarantees that would require liability recognition or disclosure, other than standby letters of credit. Outstanding letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for standby letters of credit is represented by the contractual amount of those instruments. The Company had $14,048 of standby letters of credit at June 30, 2013. The Company uses the same credit policies in making conditional obligations as it does for on-balance sheet instruments.

The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The

PEOPLES FINANCIAL SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

7.    Off-balance sheet financial instruments (continued)

Company requires collateral supporting these letters of credit as deemed necessary. The maximum undiscounted exposure related to these commitments at June 30, 2013 was $14,048 and the approximate value of underlying collateral upon liquidation, that would be expected to cover this maximum potential exposure, was $10,464.

8.    Fair value estimates:

Fair value estimates are based on quoted market prices, if available, quoted market prices of similar assets or liabilities, or the present value of expected future cash flows and other valuation techniques. These valuations are significantly affected by discount rates, cash flow assumptions, and risk assumptions used. Therefore, fair value estimates may not be substantiated by comparison to independent markets and are not intended to reflect the proceeds that may be realizable in an immediate settlement of the instruments.

Fair value is determined at one point in time and is not representative of future value. These amounts do not reflect the total value of a going concern organization. Management does not have the intention to dispose of a significant portion of its assets and liabilities and therefore, the unrealized gains or losses should not be interpreted as a forecast of future earnings and cash flows.

In accordance with GAAP, the Company groups its assets and liabilities generally measured at fair value into three levels based on market information or other fair value estimates in which the assets and liabilities are traded or valued and the reliability of the assumptions used to determine fair value. These levels include:

•	Level 1: Unadjusted quoted prices of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

An asset or liability’s placement in the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a discussion of assets and liabilities measured at fair value on a recurring basis and the valuation techniques applied:

Investment securities available-for-sale: The fair value of investment securities available-for-sale which are measured on a recurring basis are determined primarily by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other similar securities. These securities are classified within Level 1 or 2 of the fair value hierarchy. Positions that are not traded in active markets for which valuations are generated using assumptions not observable in the market or management’s best estimate are classified within Level 3 of the fair value hierarchy. The Company does not have any investment securities available-for-sale that it considers to be within Level 3 of the fair value hierarchy.

PEOPLES FINANCIAL SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

8.    Fair value estimates (continued)

The Company may be required from time to time to measure certain assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of the following individual assets:

Other real estate owned: Other real estate owned is recorded at fair value less cost to sell at the time of acquisition establishing a new cost basis. Other real estate owned is carried at the lower of the investment in the assets or the fair value of the assets less estimated selling costs. The use of independent appraisals and management’s best judgment are significant inputs in arriving at the fair value measure of the underlying collateral and therefore other real estate owned and repossessed assets are classified within Level 3 of the fair value hierarchy.

Impaired loans: Impaired loans are carried at the lower of cost or the fair value of the collateral for collateral-dependent loans. Collateral may be in the form of real estate or business assets including equipment, inventory and accounts receivable. The use of independent appraisals, discounted cash flow models and management’s best judgment are significant inputs in arriving at the fair value measure of the underlying collateral and impaired loans are therefore classified within Level 3 of the fair value hierarchy.

Assets and liabilities at fair value or a recurring and nonrecurring basis at June 30, 2013 and December 31, 2012, are summarized as follows:

	Fair Value Measurement Using
June 30, 2013	Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring fair value measurements:
Investment securities available-for-sale:
U.S. Government-sponsored enterprises	$31,717		$31,717
State and municipals:
Taxable	17,983		17,983
Tax-exempt	47,451		47,451
Corporate debt securities	4,094		4,094
Mortgage-backed securities:
U.S. Government agencies	20,203		20,203
U.S. Government-sponsored enterprises	16,786		16,786
Common equity securities:	524	$524

Total investment securities available-for-sale	$138,758	$524	$138,234

Total recurring fair value measurements	$138,758	$524	$138,234

Nonrecurring fair value measurements:
Impaired loans	$5,911			$5,911
Other real estate owned	569			569

Total nonrecurring fair value measurements	$6,480			$6,480

PEOPLES FINANCIAL SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

8.    Fair value estimates (continued)

	Fair Value Measurement Using
December 31, 2012	Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring fair value measurements:
Investment securities available-for-sale:
U.S. Government-sponsored enterprises	$32,931		$32,931
State and municipals:
Taxable	18,694		18,694
Tax-exempt	47,388		47,388
Corporate debt securities	3,871		3,871
Mortgage-backed securities:
U.S. Government agencies	21,554		21,554
U.S. Government-sponsored enterprises	22,868		22,868
Common equity securities:	474	$474

Total investment securities available-for-sale	$147,780	$474	$147,306

Total recurring fair value measurements	$147,780	$474	$147,306

Nonrecurring fair value measurements:
Impaired loans	$5,484			$5,484
Other real estate owned	2,003			2,003

Total nonrecurring fair value measurements	$7,487			$7,487

PEOPLES FINANCIAL SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

8.    Fair value estimates (continued)

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has utilized Level 3 inputs to determine fair value:

	Quantitative Information about Level 3 Fair Value Measurements
June 30, 2013	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)

Impaired loans	$5,911	Appraisal of collateral	Appraisal adjustments	15.0% to 30.0% (21.5%)

			Liquidation expenses	6.0% to 15.0% (12.6%)

Other real estate owned	$569	Appraisal of collateral	Appraisal adjustments	15.0% to 30.0% (21.5%)

			Liquidation expenses	6.0% to 15.0% (12.6%)

	Quantitative Information about Level 3 Fair Value Measurements
December 31, 2012	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)

Impaired loans	$5,484	Appraisal of collateral	Appraisal adjustments	20.0% to 25.0% (24.6%)

			Liquidation expenses	6.0% to 10.0% (8.8%)

Other real estate owned	$2,003	Appraisal of collateral	Appraisal adjustments	20.0% to 25.0% (24.6%)

			Liquidation expenses	6.0% to 10.0% (8.8%)

Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 Inputs which are not identifiable.

Appraisals may be adjusted downward by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal. Higher downward adjustments are caused by adverse changes in the condition of the collateral, actual offers or sales contract received or age of the appraisal.

PEOPLES FINANCIAL SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

8.    Fair value estimates (continued)

The carrying and fair values of the Company’s financial instruments at June 30, 2013 and December 31, 2012, and their placement within the fair value hierarchy, are as follows:

			Fair Value Hierarchy
June 30, 2013	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$29,357	$29,357	$29,357
Investment securities available-for-sale	138,758	138,758	$524	$138,234
Loans held for sale	1,105	1,105		1,105
Net loans	485,478	492,776			$492,776
Accrued interest receivable	3,481	3,481		3,481
Restricted equity securities	1,176	1,176		$1,176

	$659,355	$666,653

Financial liabilities:
Deposits	$596,935	$599,613		$599,613
Short-term borrowings	17,972	17,972		17,972
Long-term debt	2,717	2,848		2,848
Accrued interest payable	211	211		$211

	$617,835	$620,644

			Fair Value Hierarchy
December 31, 2012	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (level 1)	Significant Other Observable Inputs (level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$28,083	$28,083	$28,083
Investment securities available-for-sale	147,780	147,780	$474	$147,306
Loans held for sale	1,917	1,917		1,917
Net loans	459,192	466,166			$466,166
Accrued interest receivable	3,272	3,272		3,272
Restricted equity securities	1,972	1,972		1,972

Total	$642,216	$649,190

Financial liabilities:
Deposits	$574,311	$578,628		578,628
Short-term borrowings	12,764	12,764		12,764
Long-term debt	13,130	13,354		13,354
Accrued interest payable	425	425		$425

Total	$600,630	$605,171

PEOPLES FINANCIAL SERVICES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

8.    Fair value estimates (continued)

The following methods and assumptions not previously disclosed were used to measure the fair value of certain assets and liabilities carried at cost on the Company’s consolidated balance sheets:

Cash and cash equivalents: The carrying amount for cash and cash equivalents is a reasonable estimate of fair value.

Loans held for sale: The fair values of loans held for sale are based upon current delivery prices in the secondary mortgage market.

Net loans: Fair values for loans are estimated using a discounted cash flow methodology. The discount rates take into account interest rates currently being offered to customers for loans with similar terms, the credit risk associated with the loan and market factors, including liquidity. The valuation of the loan portfolio reflects discounts that the Company believes are consistent with transactions occurring in the marketplace for both performing and distressed loan types. The carrying value that fair value is compared to is net of the allowance for loan losses and other associated premiums and discounts.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Restricted equity securities: The carrying amount of restricted equity securities approximates fair value.

Deposits: The carrying amount is considered a reasonable estimate of fair value for demand, savings and other variable rate deposit accounts. The fair value of fixed maturity certificates of deposit is estimated by a discounted cash flow method using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings: The carrying amount of short-term borrowings approximates fair value.

Long-term debt: The fair value of fixed-rate long-term debt is based on the present value of future cash flows. The discount rate used is the current rates offered for long-term debt with the same maturity.

Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value.

Off-balance sheet financial instruments: Off-balance sheet financial instruments consist of commitments to extend credit including letters of credit. Fair values for commitments to extend credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit standing of the counterparties. The estimated fair value of the commitments to extend credit and letters of credit are insignificant and therefore are not presented in the above table.

Unaudited Pro Forma Combined Financial Information

The merger, while considered a merger of equals, will be accounted for as a reverse acquisition by Penseco of Peoples using the acquisition method of accounting and, accordingly, the assets and liabilities of Peoples will be recorded at their respective fair values on the date the merger is completed. The merger will be effected by the issuance of shares of Peoples stock to Penseco shareholders. Each share of Penseco common stock will be exchanged for 1.3636 shares of Peoples common stock. It is anticipated that Penseco security holders will own approximately 59.1% of the voting stock of the combined company after the merger.

The following unaudited pro forma combined consolidated balance sheet as of June 30, 2013 and unaudited pro forma combined consolidated statements of income for the six months ended June 30, 2013 and the year ended December 31, 2013 combine the historical financial statements of Peoples and Penseco. The unaudited pro forma financial statements give effect to the proposed merger as if the merger occurred on June 30, 2013 with respect to the balance sheet, and on January 1, 2013 and January 1, 2012 with respect to the statements of income for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively. The unaudited pro forma financial statements were prepared with Penseco treated as the “accounting acquirer” and Peoples treated as the “accounting acquiree” company accounted for as a reverse acquisition under the acquisition method of accounting. In a reverse acquisition, the accounting acquiree issues its equity shares to the owners of the accounting acquirer. Accordingly, for accounting purposes the acquisition-date fair value of the consideration transferred by the accounting acquirer for its interest in the accounting acquiree is based on the number of equity interests the legal acquiree would have had to issue to give the owners of the legal acquirer the same percentage equity interest in the combined entity that results from the reverse acquisition. The fair value of the number of equity interests calculated in that way can be used as the fair value of consideration transferred in exchange for the accounting acquiree. Accordingly, the consideration transferred to complete the merger will be allocated to Peoples’s assets and liabilities based upon their estimated fair values as of the date of completion of the merger. The allocation is dependent upon certain valuations and other studies that have not been finalized at the time of the merger announcement; however, preliminary valuations based on the fair value of the acquired assets and liabilities have been estimated and included in the unaudited pro forma combined financial statements. At the time of closing the merger, the allocation process will have progressed to a stage where there will be sufficient information to make a definitive allocation. As such, the fair values of Peoples’ assets and liabilities will be finalized and based upon fair value estimates of the net assets and resulting intangible assets of Peoples that exist as of the date of completion of the merger. There can be no assurance that the final determination will not result in material changes. The pro forma calculations, shown below, assume a closing price of $41.50, which represents the closing price of Penseco’s common stock on June 28, 2013.

In connection with the merger, Peoples and Penseco have begun to further develop their preliminary plans to consolidate the operations of Peoples and Penseco. Over the next several months, the specific details of these plans will be refined. Peoples and Penseco are currently in the process of assessing the two companies’ personnel, benefits plans, premises, equipment, computer systems and service contracts to determine where the companies may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve canceling contracts between either Peoples and Penseco and certain service providers. The pro forma income statement and per share data information does not include anticipated cost savings or revenue enhancements, nor does it include one-time merger and integration expenses which will be expensed against income. Peoples’ and Penseco’s currently anticipates potential annual pre-tax cost savings following the merger will be approximately $7.1 million pre-tax, which are expectedly to largely be realized within one year after the merger, but there is no assurance that the anticipated cost savings will be realized on the anticipated time schedule or at all. The pro forma combined basic earnings and diluted earnings per share of Peoples common stock is based on the pro forma combined net income per common share for Peoples and Penseco divided by the pro forma common shares or diluted common shares of the combined entities. The pro forma information includes adjustments related to the fair value of assets and liabilities of Peoples and is subject to adjustment as additional information becomes available and as a final merger date analyses are performed. The pro forma earnings per share information does not include anticipated cost savings or revenue enhancements, nor does it include one-time merger and integration expenses which will be expensed against income. The pro forma combined balance sheet and book value per share data does include the impact of merger expenses on the balance sheet with Peoples’ after tax charges currently estimated at $1.1 million, illustrated as a pro forma fair value liability accrual, and Penseco’s after-tax estimated charges of $0.9 million, illustrated as a pro forma adjustment to retained earnings and liability accrual. The pro forma combined book value and tangible book value of Peoples common stock is based on the pro forma combined common stockholders’ equity of Peoples and Penseco divided by total pro forma common shares of the combined entities.

Certain reclassification adjustments have been made to Penseco’s unaudited pro forma financial statements to conform to Peoples’s financial statement presentation. The unaudited pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during this period. The unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes of both Peoples and Penseco that have been incorporated by reference into this proxy statement or can be found elsewhere in this joint proxy statement/prospectus.

Unaudited Combined Pro Forma Balance Sheets as of June 30, 2013

($ In Thousands, Except Per Share Data)

	Accounting Acquirer Penseco Financial Services Corporation	Accounting Acquiree Peoples Financial Services Corp.	Pro Forma Adjustments		Pro Forma Combined
Assets:
Cash and due from banks	$14,199	$9,459	$—		$23,658
Interest bearing deposits with other banks	22,561	298	—		22,859
Federal funds sold	—	19,600	—		19,600
Investment securities available-for-sale	152,511	138,758	(412	) (1)(4)	290,857
Investment securities held-to-maturity	19,707	—	—		19,707
Loans held for sale	—	1,105	—		1,105
Loans, net	642,353	492,213	(7,118	) (5)	1,127,448
Less: allowance for possible loan losses	7,552	6,735	(6,735	) (6)	7,552

Net loans	634,801	485,478	(383)		1,119,896
Premises and equipment, net	14,960	8,748	3,257	(11)	26,965
Accrued interest receivable	3,004	3,481	—		6,485
Goodwill	26,398	—	25,498	(1)	51,896
Customer related intangibles	719	482	4,004	(3)	5,205
Other assets	30,809	21,565	(1,134	) (10)	51,240

Total assets	$919,669	$688,974	$30,830		$1,639,473

Liabilities:
Deposits:
Noninterest-bearing	$146,583	$112,063	$—		$258,646
Interest-bearing	586,551	484,872	3,075	(7)	1,074,498

Total deposits	733,134	596,935	3,075		1,333,144
Short term borrowings	8,188	17,972	—		26,160
Long-term debt	35,633	2,717	—	(8)	38,350
Accrued interest payable	466	211	—		677
Other liabilities	9,363	3,549	2,305	(9)	15,217

Total liabilities	786,784	621,384	5,380		1,413,548

Stockholders’ equity:
Common Stock	33	6,683	8,874	(1)(2)	15,590
Capital surplus	48,938	3,191	81,412	(2)	133,541
Retained earnings	86,412	60,923	(61,798	) (2)	85,537
Accumulated other comprehensive income	(2,498)	3,038	(3,038	) (2)	(2,498)
Less: Treasury stock at cost, held	—	6,245	—		6,245

Total stockholders’ equity	132,885	67,590	25,450		225,925

Total liabilities and stockholders’ equity	$919,669	$688,974	$30,830		$1,639,473

Shares outstanding	3,276,079	3,087,206	4,453,724	(1)	7,540,930
Book value per share	$40.56	$21.89			$29.96	(A)(B)
Tangible book value per share	$32.28	$21.74			$22.39	(A)(B)

(A)	The pro forma combined balance sheet and book value per share data does include the impact of merger expenses on the balance sheet with Peoples’ after tax charges currently estimated at $1.1 million, illustrated as a pro forma fair value liability accrual, and Penseco’s after-tax estimated charges of $0.9 million, illustrated as a pro forma adjustment to retained earnings. The pro forma combined book value and tangible book value per share of Peoples common stock is based on the pro forma combined common stockholders’ equity of Peoples and Penseco divided by total pro forma common shares of the combined entities.

(B)	Pro forma equivalent Penseco per share amount book value per share and tangible book value per share are $40.85 and $30.53, respectively. Pro forma equivalent Penseco per share amounts are calculated by multiplying the pro forma combined per share amount by an assumed exchange ratio of 1.3636.

Unaudited Pro Forma Combined Statement of Operations for the Six Months Ended June 30, 2013

($ In Thousands, Except Per Share Data)

	Accounting Acquirer Penseco Financial Services Corporation	Accounting Acquiree Peoples Financial Services Corp.	Pro Forma Adjustments		Pro Forma Combined
Interest Income:
Interest and fees on loans:
Taxable	$14,606	$11,633	$449	(5)	$26,688
Tax-exempt	814	589			1,403
Interest and dividends on investment:
Taxable	853	1,165	(152	) (4)	1,866
Tax-exempt	1,269	696	(399	) (4)	1,566
Dividends	35	12	(8	) (1)	39
Interest on interest-bearing deposits in other banks	50	2	—		52
Interest on federal funds sold	—	14			14

Total interest income	17,627	14,111	(110)		31,628

Interest expense:
Interest on deposits	1,321	1,972	(579	) (7)	2,714
Interest on short-term borrowings	10	64	—		74
Interest on long-term debt	663	112	—	(8)	775

Total interest expense	1,994	2,148	(579)		3,563

Net interest income	15,633	11,963	469		28,065
Provision for loan losses	800	330	—		1,130

Net interest income after provision for loan losses	14,833	11,633	469		26,935

Noninterest income:
Service charges, fees, commissions and other	2,213	1,632	—		3,845
Merchant transaction income	2,463	—			2,463
Wealth management income	984	394	—		1,378
Mortgage banking income	98	413	—		511
Net gain on sale of investment securities available-for-sale	125	(1)	—		124
Impairment of real estate owned	—	—	—		—
Net gain (loss) on sale of other real estate owned	—	(90)			(90)

Total noninterest income	5,883	2,348	—		8,231

Noninterest expense:
Salaries and employee benefits expense	7,075	3,958	—		11,033
Net occupancy and equipment	1,502	1,669	55	(11)	3,226
Merchant transaction expenses	1,207	—	—		1,207
Amortization of intangible assets	120	52	364	(3)	536
Acquisition-related expenses	—	45	(45	) (9)	—
Other expenses	4,077	2,385	—		6,462

Total noninterest expense	13,981	8,109	374		22,464

Income before income taxes	6,735	5,872	95		12,702
Provision for income taxes	1,370	1,310	26	(10)	2,706

Net income	$5,365	$4,562	$69		$9,996

Per share data:
Net income:
Basic	$1.64	$1.48			$1.33	(A)(B)
Diluted	$1.64	$1.48			$1.33	(A)(B)
Average common shares outstanding:
Basic	3,276,079	3,085,216	4,453,724		7,538,940
Diluted	3,277,516	3,085,450	4,453,724		7,539,174

(A)	The pro forma combined income statement and pro forma earnings per share information does not include anticipated cost savings or revenue enhancements, nor does it include one-time merger and integration expenses which will be expensed against income. Peoples and Penseco currently anticipate potential annual pre-tax cost savings following the merger will be approximately $7.1 million pre-tax, which are expectedly to largely be realized within one year after the merger, but there is no assurance that the anticipated cost savings will be realized on the anticipated time schedule or at all.

(B)	Pro forma equivalent Penseco per share amount basic net income per share and diluted net income per share are $1.81 and $1.81, respectively. Pro forma equivalent Penseco per share amounts are calculated by multiplying the pro forma combined per share amount by the exchange ratio of 1.3636.

Unaudited Pro Forma Combined Statement of Operations for the Twelve Months Ended December 31, 2012

($ In Thousands, Except Per Share Data)

	Accounting Acquirer Penseco Financial Services Corporation	Accounting Acquiree Peoples Financial Services Corp.	Pro Forma Adjustments		Pro Forma Combined
Interest Income:
Interest and fees on loans:
Taxable	$30,852	$22,627	$898	(5)	$54,377
Tax-exempt	1,687	1,427			3,114
Interest and dividends on investment:
Taxable	2,282	2,325	(304	) (4)	4,303
Tax-exempt	2,660	1,342	(797	) (4)	3,205
Dividends	63	25	(17	) (1)	71
Interest on interest-bearing deposits in other banks	47	10	—		57
Interest on federal funds sold	—	23			23

Total interest income	37,591	27,779	(220)		65,150

Interest expense:
Interest on deposits	3,424	4,320	(1,158	) (7)	6,586
Interest on short-term borrowings	38	166	—		204
Interest on long-term debt	1,900	626	—	(8)	2,526

Total interest expense	5,362	5,112	(1,158)		9,316

Net interest income	32,229	22,667	938		55,834
Provision for loan losses	924	1,695	—		2,619

Net interest income after provision for loan losses	31,305	20,972	938		53,215

Noninterest income:
Service charges, fees, commissions and other	3,282	3,227	—		6,509
Merchant transaction income	5,301	—			5,301
Wealth management income	1,745	625	—		2,370
Mortgage banking income	796	950	—		1,746
Net gain on sale of investment securities available-for-sale	317	383	—		700
Impairment of real estate owned	—	(306)	—		(306)
Net gain (loss) on sale of other real estate owned	—	(33)			(33)

Total noninterest income	11,441	4,846	—		16,287

Noninterest expense:
Salaries and employee benefits expense	14,121	7,047	—		21,168
Net occupancy and equipment	2,946	3,080	109	(11)	6,135
Merchant transaction expenses	2,742	—	—		2,742
Amortization of intangible assets	267	149	728	(3)	1,144
Acquisition-related expenses	—	—	—		—
Other expenses	9,023	4,437	—		13,460

Total noninterest expense	29,099	14,713	837		44,649

Income before income taxes	13,647	11,105	101		24,853
Provision for income taxes	3,058	1,985	35	(10)	5,078

Net income	$10,589	$9,120	$66		$19,775

Per share data
Net income:
Basic	$3.23	$2.93			$2.61
Diluted	$3.23	$2.93			$2.61
Average common shares outstanding:
Basic	3,276,079	3,117,098	4,453,724		7,570,822	(A)(B)
Diluted	3,276,411	3,117,976	4,453,724		7,571,700	(A)(B)

(A)	The pro forma combined income statement and pro forma earnings per share information does not include anticipated cost savings or revenue enhancements, nor does it include one-time merger and integration expenses which will be expensed against income. Peoples and Penseco currently anticipate potential annual pre-tax cost savings following the merger will be approximately $7.1 million pre-tax, which are expectedly to largely be realized within one year after the merger, but there is no assurance that the anticipated cost savings will be realized on the anticipated time schedule or at all.

(B)	Pro forma equivalent Penseco per share amount basic net income per share and diluted net income per share are $3.56 and $3.56, respectively. Pro forma equivalent Penseco per share amounts are calculated by multiplying the pro forma combined per share amount by the exchange ratio of 1.3636.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(1)	The total estimated purchase price of for the purpose of this pro forma financial information is $94.0 million. The following table provides the calculation and allocation of the purchase price used in the pro forma financial statements and a reconcilement of pro forma shares to be outstanding. Peoples owns 9,928 shares of Penseco which will be retired and the pro forma balance incorporates this adjustment. The pro forma income statement includes the elimination of this dividend income.

Purchase Price Calculation

($ in thousands, except per share data)

		June 30, 2013
Reverse Merger - Purchase Price

Purchase Price Consideration in Common Stock (1)
Penseco shares outstanding exchanged for stock	3,266,151
Exchange Ratio	1.3636
Peoples shares to be issued to Penseco shareholders	4,453,724
Peoples shares currently outstanding	3,087,206
Total Peoples shares to be outstanding	7,540,930

Penseco pro forma % ownership	59.06%
Peoples pro forma % ownership	40.94%

Theoretical Penseco share to be issued as consideration
Penseco Shares outstanding	3,266,151
Ownership % to be owned by current Penseco shareholders	59.06%
Theoretical Penseco shares to be outstanding after consideration paid	5,530,162
Ownership by legacy Peoples shareholders	40.94%
Theoretical Penseco shares to be issued as consideration	2,264,011
Fair Value of Penseco shares	$41.50
Fair value of theoretical Penseco shares offered		$93,956

Purchase price assigned to Penseco Shares owned by Peoples:
Penseco common shares to be retired	9,928
Average cost per share	$35.25
Purchase price assigned to Penseco shares owned by Peoples		$350

Total Purchase Price For Accounting Purposes		$94,306

Purchase Price Reconciliation to Goodwill

($ in thousands)

Total Purchase Price For Accounting Purposes		$94,306
Net Assets Acquired:
Peoples shareholders’ equity	$67,590
Peoples goodwill and intangibles	(482)

Estimated adjustments to reflect assets acquired at fair value:
Investments	—
Loans	(7,118)
Allowance for loan losses	6,735
Reverse old purchase accounting entries	—
Core deposit intangible	4,004
Customer list intangibles	482
Premises & equipment, net	3,257
Deferred tax assets	(1,285)

Estimated adjustments to reflect liabilities acquired at fair value:
Time deposits	(3,075)
Borrowings	—
Seller transaction merger liabilities accrued at closing	(1,300)

		68,808

Goodwill resulting from merger		$25,498

1)	Excludes 9,928 shares of Penseco common shares owned by Peoples which will be retired.
2)	Balance sheet adjustment to reflect the issuance of common shares of Peoples common stock with $2.00 par value in connection with the merger and the adjustments to shareholders’ equity for the classification of Peoples historical equity accounts (accumulated other comprehensive income and retained earnings) into surplus.
3)	Balance sheet adjustment to customer related intangibles reflects the estimate of the fair value of Peoples core deposit intangible asset and the related amortization adjustment based upon an expected life of ten years and using a sum-of- the-years digits method. It is assumed that existing book value of Peoples’ asset management customer related intangible asset was a reasonable estimates of its fair value and no related adjustment was required.
4)	There is no balance sheet adjustment necessary as all Peoples’ investments were recorded as available-for-sale and have been recorded at fair value. Income statement adjustments include prospective amortization of the net fair value premium based upon an expected life of the investments.
5)	Balance sheet adjustment to reflect fair values of Peoples’ loans to include (a) a fair value premium of $5,171,000 to reflect the fair value of loans based on market interest rates for similar loans and (b) a fair value discount of $12,289,000 to reflect credit risk of the loan portfolio.The income statement adjustment includes the prospective amortization of this net fair value discount using the level yield amortization method.
6)	Balance sheet adjustment to reflect the removal of Peoples’ reserve for possible loan loss in connection with applying acquisition accounting. There is no income statement adjustment required for this balance sheet adjustment.
7)	Balance sheet adjustment to reflect the fair values of certain interest-bearing time deposit liabilities based on market interest rates for similar instruments. The income statement adjustments include prospective amortization net fair value premium using the level yield amortization method.
8)	No balance sheet adjustment to reflect the fair values of long term borrowings was necessary and these instruments book value approximated fair value and therefore no income statement adjustments was needed.
9)

Balance sheet adjustment to reflect the accrual of one-time after tax merger charges for Peoples and Penseco: (a) Peoples pre-tax charges are estimates at $1,300,000 ($1,085,000 after-tax) are included a pro forma fair value liability accrual, and (b) Penseco’s pre-tax charges are estimated at $1,005,000 ($875,000 after-tax) are included as a pro forma liability accrual with the after-tax cost as reduction to retained earnings. The pro forma income statement does not include anticipated cost savings or revenue enhancements, nor does it include one-time merger and integration expenses which will be expensed against income. Peoples and Penseco currently anticipate potential annual pre-tax cost savings following the merger will be approximately $7.1 million pre-tax, which are expectedly to largely be realized within one year after the merger, but there is no assurance that the anticipated cost savings will be realized on the anticipated time schedule or at all.
10)	Balance sheet adjustment to reflect the net deferred tax asset, at a rate of 35%, related to fair value adjustments and tax benefits related to one-time merger charges and related income statement adjustments to pro forma adjustments using an effective tax rate of 35% for book income tax expense. It is noted that a tax benefit was not taken for certain merger obligations and costs that were considered to be not tax deductible.
11)	Balance sheet adjustment to reflect an increase in bank premises to fair value. The income statement adjustment reflects the depreciation of the fair value adjustment over the estimated life of 30 years.

Annex A

AGREEMENT AND PLAN

OF MERGER

Between

PEOPLES FINANCIAL SERVICES CORP.

And

PENSECO FINANCIAL SERVICES CORPORATION

June 28, 2013

AGREEMENT

THIS AGREEMENT AND PLAN OF MERGER, dated as of June 28, 2013, is made by and between PEOPLES FINANCIAL SERVICES CORP., (“Peoples”) a Pennsylvania corporation, having its principal place of business in Hallstead, Pennsylvania, and PENSECO FINANCIAL SERVICES CORPORATION, (“Penseco”), a Pennsylvania corporation, having its principal place of business in Scranton, Pennsylvania (the “Agreement”).

BACKGROUND

1. The board of directors of each of Peoples and Penseco deems it advisable and in each of their respective best interests, for Penseco to merge with and into Peoples (the “Merger”), with Peoples surviving such Merger, in accordance with this Agreement and the applicable laws of the Commonwealth of Pennsylvania and such Boards of Directors have approved this Agreement, declared its advisability and recommended that this Agreement be adopted by the shareholders of Peoples and Penseco, as the case may be.

2. Peoples and Penseco intend for federal income Tax purposes that the Merger qualify as a reorganization under the provisions of Section 368(a) of the IRC (as hereafter defined) and that this Agreement be and is adopted as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

3. Peoples is the parent bank holding company and sole shareholder of Peoples Neighborhood Bank, a Pennsylvania state-chartered bank (“Peoples Bank”) and Penseco is the parent bank holding company and sole shareholder of Penn Security Bank and Trust Company, a Pennsylvania state-chartered bank and trust company (“Penn Security”).

4. As an inducement to Peoples’ willingness to enter into this Agreement, directors and certain officers of Penseco are executing a Penseco Letter Agreement in the form attached hereto as Exhibit 1.

5. As an inducement to Penseco’s willingness to enter into this Agreement, directors and certain officers of Peoples are executing a Peoples Letter Agreement in the form attached hereto as Exhibit 2.

6. Subject to the terms of this Agreement, Peoples and Penseco desire to merge Penn Security with and into Peoples Bank, as soon as practicable after the Effective Time (as hereafter defined) but no earlier than the first business day after the day containing the Effective Time, and in accordance with the Bank Plan of Merger in the form attached hereto as Exhibit 3.

7. Peoples and Penseco desire to provide the terms and conditions governing the transactions contemplated herein.

NOW, THEREFORE, in consideration of the promises and of the mutual covenants, agreements, representations and warranties herein contained, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01 Definitions. As used in this Agreement, the following terms shall have the indicated meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

Acquisition Proposal means any inquiry, proposal, indication of interest, term sheet, offer, signed agreement or disclosure of an intention to do any of the foregoing from any Person or group of Persons relating to any (i) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or

1

similar transaction involving Penseco or Peoples or any Subsidiary of Penseco or Peoples, except the other party, where the assets, revenue or income of such Subsidiary constitutes more than 25% of the consolidated assets, net revenue or net income of Penseco or Peoples, respectively; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (including for this purpose the outstanding capital stock of any Subsidiary of Penseco or Peoples and the capital stock of any entity surviving any merger or business combination involving any Subsidiary of Penseco or Peoples) and/or liabilities where the assets being disposed of constitute 25% or more of the consolidated assets, net revenue or net income of Penseco or Peoples and its Subsidiaries taken as a whole, either in a single transaction or series of transactions; or (iii) any direct or indirect purchase or other acquisition or tender offer or exchange offer that, if consummated, would result in a Person or group of Persons acting in concert beneficially owning 25% or more (excluding any Person or group of Persons beneficially owning 25% on the date of this Agreement, but only in connection with shares beneficially owned as of the date hereof and not shares that may be acquired after the date hereof which when added to shares previously held, the total shares would exceed the 25% beneficial ownership amount) of the outstanding shares of the common stock of Penseco or Peoples or any Subsidiary of Penseco or Peoples where that Subsidiary represents more than 25% of the consolidated assets, net revenue or net income of Penseco or Peoples, in each case other than the transactions contemplated by this Agreement.

Affiliate means, with respect to any Person, any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

Applications means the applications for regulatory approval which are required by the transactions contemplated herein.

Articles of Merger means the articles of merger to be executed by Peoples and Penseco and to be filed with PDS, in accordance with the BCL.

Bank Merger means the merger of Penn Security with and into Peoples Bank.

Bank Regulator means any banking agency or department or any federal or state government, including without limitation, the FRB, the FDIC, and the PDB.

BCL means the Pennsylvania Business Corporation Law of 1988, as amended.

BHCA means the Bank Holding Company Act of 1956, as amended.

Confidentiality Agreements means (i) that certain confidentiality agreement, dated April 12, 2013, pursuant to which Peoples agrees, among other things, to maintain the confidentiality of certain information provided to it by Penseco; and (ii) that certain confidentiality agreement, dated April 12, 2013, pursuant to which Penseco agrees, among other things, to maintain the confidentiality of certain information provided to it by Peoples.

Dissenting Shares means shares of Penseco Common Stock and Peoples Common Stock, respectively, as to which appraisal rights are perfected under the BCL.

DOJ means the United States Department of Justice.

Environmental Law means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance

2

presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component. The term Environmental Law includes without limitation, (i) the comprehensive Environmental Response, Compensation and Liability Act as amended, 42 U.S.C. 9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. 11001, et seq.; the Safe Drinking Water Act, 42 U.S.C. 300f, et seq.; and all comparable state and local laws, and (ii) any common law (including common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any hazardous materials.

ERISA means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

ERISA Affiliate means (i) a member of any “controlled group” (as defined in Section 414(b) of the IRC) of which Peoples or Penseco (as applicable) is a member, (ii) a trade or business, whether or not incorporated, under common control (within the meaning of Section 414(c) of the IRC) with Peoples or Penseco (as applicable), (iii) a member of any affiliated service group (within the meaning of Section 414(m) of the IRC) of which Peoples or Penseco (as applicable) is a member, or (iv) an entity required to be aggregated with Peoples or Penseco (as applicable pursuant to Section 414(o) of the IRC.

Exchange Act means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder from time to time thereunder.

FDIA means the Federal Deposit Insurance Act, as amended.

FDIC means the Federal Deposit Insurance Corporation.

FINRA means the Financial Industry Regulatory Authority.

FRB means the Board of Governors of the Federal Reserve System.

GAAP means generally accepted accounting principles in the United States as in effect at the relevant date.

Governmental Entity means any federal or state court, administrative agency or commission or self-regulatory authority or instrumentally including, inter alia, any Bank Regulator and the SEC.

IRC means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

IRS means the Internal Revenue Service.

Joint Proxy Statement/Prospectus means the joint proxy statement/prospectus, together with any amendments and supplements thereto, to be transmitted to holders of Penseco Common Stock and Peoples Common Stock in connection with the transactions contemplated by this Agreement.

Knowledge as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should have been known by the directors and executive officers (as defined in Rule 3b-7 under the Exchange Act) of such Person, and includes any facts, matters, or circumstances set forth in any written notice or other correspondence from any Governmental Entity or any other written notice received by that Person.

3

Material Adverse Effect means with respect to a party hereto, any state of facts, change, circumstance, event, effect, condition, occurrence, action, or omission that (a) has or would be reasonably expected to have a material adverse effect on the business, financial condition, results of operations, or business prospects of Penseco on a consolidated basis (when such term is used in Article II hereof) or Peoples on a consolidated basis (when such term is used in Article III hereof) including but not limited to the entry by Penseco, Peoples, Penseco Subsidiaries, or Peoples Subsidiaries into a Regulatory Agreement, or (b) materially impairs the ability of such party or its Subsidiary to consummate the transactions contemplated hereby on a timely basis, other than, in each case, any change, circumstance, event or effect relating to (i) changes in general economic or political conditions affecting banking institutions generally, including, but not limited to, changes in interest rates, but not if such changes disproportionally affect Penseco or Peoples when compared to other banking institutions, (ii) any change in GAAP or applicable law that does not disproportionately affect such party and its subsidiaries taken as a whole relative to other participants (including the other party hereto) in the industry, (iii) any action or omission of a party (or any of its Subsidiaries) taken pursuant to the terms of this Agreement or taken or omitted to be taken with the express written permission of the other party, (iv) any effect with respect to a party hereto caused, in whole or in substantial part, by the other party, (v) reasonable expenses, including expenses associated with the retention of legal, financial, or other advisors, incurred by Penseco or Peoples in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and (vi) any act of terrorism, war (whether or not declared), national disaster or any national or international calamity affecting the United States that does not disproportionately affect such party and its subsidiaries, taken as a whole, relative to other participants in the industry, in the United States (including the other party hereto).

PDB means the Pennsylvania Department of Banking and Securities.

PDS means the Department of State of the Commonwealth of Pennsylvania.

Penseco Benefit Plans shall have the meaning set forth in Section 2.12(a).

Penseco Common Stock means the common stock of Penseco described in Section 2.02(a).

Penseco Disclosure Schedule means a disclosure schedule delivered by Penseco to Peoples pursuant to Article II of this Agreement.

Penseco Financials means (i) the audited consolidated financial statements as of and for the fiscal years ending December 31, 2012, 2011, and 2010; and (ii) unaudited interim consolidated financial statements as of the end of each calendar quarter following March 31, 2013 and for the periods then ended including the notes thereto.

Penseco Regulatory Reports means the call reports of Penn Security and accompanying schedules, as filed with the FDIC, for each calendar quarter ended December 31, 2010 through the Effective Time and all reports filed with the Pennsylvania Department of Banking and Securities or the Federal Reserve Board by Penseco or Penn Security from December 31, 2010 through the Effective Time.

Penseco Stock-Based Plans means the Penseco Financial Services Corporation 2008 Long Term Incentive Plan.

Penseco Subsidiaries means any corporation, 50% or more of the capital stock of which is owned, either directly or indirectly, by Penseco, except any corporation, the stock of which is held in the ordinary course of the lending activities of Penn Security.

Peoples Benefit Plans shall have the meaning set forth in Section 3.12(a).

Peoples Common Stock has the meaning given to that term in Section 3.02(a) of this Agreement.

Peoples Disclosure Schedule means a disclosure schedule delivered by Peoples to Penseco pursuant to Article III of this Agreement.

4

Peoples Financials means (i) the audited consolidated financial statements as of and for the fiscal years ending December 31, 2012, 2011, and 2010; and (ii) unaudited interim consolidated financial statements as of the end of each calendar quarter following March 31, 2013 and for the periods then ended including the notes thereto.

Peoples Market Share Price means the numeric average of the daily high bid and low ask quotations for a share of Peoples Common Stock as reported on the OTCQB market place maintained by OTC Markets Group Inc. for each of the consecutive twenty (20) trading days ending on and including the tenth day prior to the relevant date. If no bid or ask quotations are available for any date, then the price for such date shall be the price of the last reported trade for that day.

Peoples Regulatory Reports means the call reports of Peoples Bank and accompanying schedules, as filed with the FDIC, for each calendar quarter ended December 31, 2010 through the Effective Time and all reports filed with the PDB or FRB by Peoples or Peoples Bank from December 31, 2010 through the Effective Time.

Peoples Subsidiaries means any corporation, 50% or more of the capital stock of which is owned, either directly or indirectly, by Peoples, except any corporation the stock of which is held in the ordinary course of the lending activities of a bank.

Person means any individual, corporation, partnership, joint venture, association, organization, trust, other entity or “group” (as that term is defined in Section 13(d)(3) of the Exchange Act).

Registration Statement means the registration statement on Form S-4, together with all amendments and supplements thereto, as filed with the SEC under the Securities Act for the purpose of registering share of Peoples Common Stock to be issued in connection with the transactions contemplated by this Agreement.

Regulatory Agreement has the meanings given to that term in Sections 2.11 and 3.11 of this Agreement.

Relevant Group means any affiliated, combined, consolidated, unitary or similar group.

Rights means warrants, options, rights, convertible securities and other capital stock equivalents which obligate an entity to issue its securities.

SEC means the Securities and Exchange Commission.

Securities Act means the Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

Securities Documents means all registration statements, schedules, statements, forms, reports, proxy materials, and other documents required to be filed under the Securities Laws.

Securities Laws means the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and in each case the rules and regulations promulgated from time to time thereunder.

Subsidiary means any corporation or partnership, 50% or more of the capital stock or partnership interests of which is owned, either directly or indirectly, by another entity, except any corporation or partnership the stock or partnership interests of which is held in the ordinary course of the lending activities of a bank.

Tax or Taxes means all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, use, occupation, severance, energy, unemployment, social security, worker’s compensation, capital, premium, unclaimed property or other taxes or similar assessments, customs, duties, fees, levies, or other governmental charges together with any interest, penalties, additions to tax, or additional amounts with respect thereto.

5

Tax Return means any return, declaration, report, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, and including Form TD F 90-22.1, filed or required to be filed with a Taxing Authority.

Taxing Authority means any governmental or administrative agency, board, bureau, body, department, or authority of any United States federal, state, or local jurisdiction or any foreign jurisdiction, having jurisdiction with respect to any Tax.

Section 1.02 The Merger.

(a) Closing. The closing will take place at 10:00 a.m. at the offices of Bybel Rutledge LLP, Lemoyne, Pennsylvania, or such other time and place as mutually agreed to by the parties hereto; provided, in any case, that such date shall not be later than fifteen (15) business days after the satisfaction or waiver (subject to applicable law) of all conditions to closing set forth in Article V (other than delivery of certificates, opinions, and other instruments and documents to be delivered at the Closing) (such date, the “Closing Date”).

(b) The Merger. Subject to the terms and conditions of this Agreement, and in accordance with the BCL on the Effective Time, Penseco shall merge with and into Peoples in accordance with the provisions Section 1921 of the BCL, the separate existence of Penseco shall cease, and Peoples shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) and continue to exist as a corporation incorporated under the BCL.

(c) Effective Time; Effects of the Merger. Subject to the provisions of this Agreement, the Articles of Merger shall be duly prepared, executed and delivered for filing with the PDS on the Closing Date. The Merger shall become effective at such time, on such date, as the Articles of Merger are filed with the PDS, or at such date and time as may be specified in the Articles of Merger (such time being the “Effective Time”). At and after the Effective Time, the Merger shall have the effects set forth in Section 1929 of the BCL and this Agreement.

(d) Peoples’ Articles of Incorporation and Bylaws. On and after the Effective Time, the articles of incorporation of Peoples to be amended and restated prior to the Effective Time as provided in Exhibit 4, shall be the articles of incorporation of the Surviving Corporation and shall remain in full force and effect until amended in accordance with its terms and applicable law. On and after the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time as provided in Exhibit 5 and shall remain in full force and effect until amended in accordance with its terms and applicable law.

(e) Board of Directors and Officers of Peoples and the Resulting Subsidiary Bank.

(i) At the Effective Time, the total number of persons serving on the board of directors of the Surviving Corporation and the resulting Subsidiary bank shall be increased to fourteen (14). Six (6) of the fourteen (14) persons to serve initially on the board of directors of the Surviving Corporation at the Effective Time shall be selected by Peoples board of directors and eight (8) of the fourteen (14) persons shall be selected by the Penseco board of directors from among the current directors of Peoples and Penseco, respectively, who, except for executive officers, are independent directors, as provided in the NASDAQ Stock Market Marketplace Rules and who meet the eligibility requirements for a director under the Peoples bylaws, as amended pursuant to Section 1.02(d) above. The directors from each Peoples and Penseco shall be evenly distributed as close as possible among the three (3) classes, A, B, and C, of the Surviving Corporation after the Effective Time with two (2) classes having five (5) directors and one (1) class having four (4) directors each to serve until their successors are duly elected and qualified in accordance with applicable law, the articles of incorporation, and the bylaws of Peoples, as amended pursuant to Section 1.02(d) above, as delineated on Exhibit 6 as may be amended pursuant to this Section 1.02(e).

(ii) In the event that, prior to the Effective Time, any person so selected to serve on the board of directors of the Surviving Corporation is unable or unwilling to serve in such position or, except for executive officers, does not meet the NASDAQ Stock Market Marketplace Rules independence requirements, the respective board of

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directors from which such person was selected shall designate another person to serve in such person’s stead in accordance with the provisions of this Section 1.02(e) so long as such person, except for executive officers, is an independent director, as provided in the NASDAQ Stock Market Marketplace Rules and who meets the eligibility requirements for a director under the Peoples bylaws, as amended pursuant to Section 1.02(d) above and Exhibit 6 shall be deemed so amended to reflect such designation.

(iii) For each of the 2014, 2015 and 2016 annual meetings of shareholders of the Surviving Corporation, director nominees shall be selected, or recommended for the board of directors’ selection, by a nominating committee comprised solely of independent directors (the “Nominating Committee”), and more particularly as follows. With respect to any directorship held by an incumbent Continuing Peoples Director whose term is expiring at any such meeting, a subcommittee of the Nominations Committee comprised solely of Continuing Peoples Directors shall select, or recommend for the board’s selection, a director nominee who, except for executive officers, is an independent director as provided in the NASDAQ Stock Market Marketplace Rules and who meets the requirements for a director under the Peoples bylaws, as amended pursuant to Section 1.02(d) above for election or reelection to such directorship. A “Continuing Peoples Director” shall mean any member of the board of directors of the Surviving Corporation who was a director of Peoples immediately prior to the Effective Time, or any other member of the board of directors of the Surviving Corporation who was nominated in accordance with the preceding sentence. With respect to any directorship held by an incumbent Continuing Penseco Director whose term is expiring at any such meeting, a subcommittee of the Nominations Committee comprised solely of Continuing Penseco Directors shall select, or recommend for the board’s selection, a director nominee who, except for executive officers, is an independent director as provided in the NASDAQ Stock Market Marketplace Rules and who meets the requirements for a director under the Peoples bylaws, as amended pursuant to Section 1.02(d) above for election or reelection to such directorship. A “Continuing Penseco Director” shall mean any member of the board of directors of the Surviving Corporation who was a director of Penseco immediately prior to the Effective Time, or any other member of the board of directors of the Surviving Corporation who was nominated in accordance with the preceding sentence. Each person who serves as a director of the Surviving Corporation will be compensated in accordance with the policies of the Surviving Corporation. This Section 1.02(c) shall survive Closing and shall remain in effect for three (3) years immediately after the Effective Time in accordance with Exhibit 5, unless the board of directors of the Surviving Corporation shall determine otherwise upon the approval of at least 80% of the board of directors of the Surviving Corporation. For three (3) years immediately after the Effective Time, the Surviving Corporation board agrees to nominate and recommend for election by the shareholders the directors selected, nominated or appointed pursuant to and in furtherance of this Section 1.02(e) provided the individuals continue to meet the eligibility requirements under the Surviving Corporation bylaws and, except for executive officers, remain independent directors under the Nasdaq Stock Market Marketplace Rules. The directors of Peoples and Penseco agree that for three (3) years immediately after the Effective Time, to vote in a manner necessary so that the Surviving Corporation will vote, as sole shareholder of the resulting Subsidiary bank, for the directors nominated and recommended by the resulting Subsidiary bank, unless the board of directors of the Surviving Corporation after the Effective Time shall determine otherwise upon the approval of 80% of the directors of the entire board of directors of the Surviving Corporation.

(iv) For three (3) years immediately following the Effective Time, directors formerly of Peoples and Penseco shall have pro rata representation on all committees of the Surviving Corporation and its Subsidiaries based upon the representative number of directors of each party on the board of directors as provided in Section 1.02(e)(i) above, unless the board of directors of the Surviving Corporation, shall determine otherwise upon the approval of at least 80% of the board of directors of the Surviving Corporation. The bylaws of Peoples as amended and restated in Exhibit 5 shall provide for this provision. This Section 1.02(c)(iv) shall survive Closing and remain in effect for three (3) years.

(v) On the Effective Time, William E. Aubrey, II shall be the Chairman of the Board of the Surviving Corporation and, provided Mr. Aubrey remains a member of the board of directors of the Surviving Corporation, the Surviving Corporation board of directors shall continue to elect Mr. Aubrey at each organizational meeting of

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directors as Chairman until the 2017 Annual Meeting of Shareholders of Peoples unless the board of directors of the Surviving Corporation shall determine otherwise upon the approval of at least 80% of the board of directors of the Surviving Corporation. On the Effective Time, the following shall be among the executive officers of the Surviving Corporation:

(A) Craig W. Best—President and Chief Executive Officer

(B) Scott A. Seasock—Chief Financial Officer

(C) Debra E. Dissinger—Chief Operating Officer

Each executive officer of the Surviving Corporation shall hold office until his or her successor is appointed and qualified or otherwise in accordance with applicable law, the articles of incorporation, and the bylaws of the Surviving Corporation, and such person’s respective employment agreement.

(f) Bank Merger.

(i) Peoples and Penseco shall use their commercially reasonable best efforts to cause Penn Security to merge with and into Peoples Bank, with Peoples Bank surviving such merger and name changed to Peoples Security Bank and Trust Company, as soon as practicable after the Effective Time but in no event earlier than the first business day after the day containing the Effective Time. Concurrently with the execution and delivery of this Agreement, Peoples shall cause Peoples Bank, and Penseco shall cause Penn Security, to execute and deliver the Bank Plan of Merger in substantially the form attached hereto as Exhibit 3.

(ii) Notwithstanding Section 1.02(f)(i), if the parties mutually agree that the Bank Merger be delayed, the parties shall cooperate to permit the Bank Merger to occur at such later time as the parties mutually agree, and any provisions of this Agreement inconsistent with such timing shall be deemed amended as appropriate to reflect such timing.

(g) Conversion of Shares.

(i) Subject to the provisions of subparagraphs (ii), (iii), and (iv) of this Section 1.02(g) and Section 1.02(h), each share of Penseco Common Stock issued and outstanding immediately prior to the Effective Time shall, on the Effective Time, by reason of the Merger and without any action on the part of the holder thereof, be converted into and become a right to receive 1.3636 shares of fully paid and nonassessable shares of Peoples Common Stock (the “Exchange Ratio”). The shares of Peoples Common Stock payable pursuant to this Section 1.02(g)(i) are sometimes referred to herein as the “Stock Consideration” and together with the Additional Consideration (as defined below) are sometimes referred to as the “Merger Consideration.”

(ii) Each share of Penseco Common Stock which is either issued and held in treasury of Penseco or by any Penseco Subsidiary or issued and held by Peoples or its Subsidiaries (other than shares of Penseco Common Stock held in trust accounts, managed accounts and the like or otherwise held in fiduciary or agency capacity, that are beneficially owned by third parties (such shares. “Trust Account Common Shares”) and other than shares of Penseco Common Stock held, directly or indirectly, by Penseco or Peoples in respect of a debt preciously contracted (such shares, the “DPC Common Shares”)) as of the Effective Time, if any, shall be cancelled and shall cease to exist and no stock of Peoples or other consideration shall be delivered in exchange therefore.

(iii) No fraction of a whole share of Peoples Common Stock and no scrip or certificates therefor shall be issued in connection with the Merger. Any former holder of Penseco Common Stock who would otherwise be entitled to receive a fraction of a share of Peoples Common Stock shall receive, in lieu thereof, cash in an amount equal to such fraction of a share multiplied by the Peoples Market Share Price as of the Effective Time. For purposes of determining any fractional share interest, all shares of Penseco Common Stock owned by a Penseco Shareholder shall be combined so as to calculate the maximum number of whole shares of Peoples Common Stock issuable to such Penseco Shareholders.

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(iv) Each share of Peoples Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(v) Each outstanding share of Peoples or Penseco Common Stock the holder of which has perfected his right to dissent under the BCL, if applicable, and has not effectively withdrawn or lost such right as of the Effective Time shall not be converted into or represent a right to receive, or shall remain, shares of Peoples Common Stock hereunder, respectively, and the holder thereof shall be entitled only to such rights as are granted by the BCL. Each share of Peoples Common Stock issued and held in the treasury of Peoples immediately prior to the Effective Time shall on and after the Effective Time, continue to be issued and held in the treasury of Peoples. The parties shall give each other prompt notice upon receipt of any such written demands for payment of the fair value of such shares of Peoples or Penseco Common Stock, respectively (“Dissenting Shares”) and of withdrawals of such demands and any other instruments provided pursuant to the BCL (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”). If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment at any time, such holder’s shares of Penseco Common Stock shall be converted into the right to receive Peoples Common Stock in accordance with Section 1.02(g)(i) of this Agreement or such holder’s shares of Peoples Common Stock shall remain shares of Peoples Common Stock. Any payments made in respect of Dissenting Shares shall be made by Peoples, as the continuing corporation after the Merger.

(h) Surrender and Exchange of Penseco Stock Certificates.

(i) Exchange Agent. As promptly as practicable after the date hereof and, in any event, prior to the filing of the Registration Statement, the parties shall designate a mutually acceptable bank or trust company or other agent which shall act as agent (the “Exchange Agent”) for Peoples and the Surviving Corporation in connection with the exchange procedures for converting shares of Penseco Common Stock evidenced by stock certificates into the Merger Consideration. Upon such selection, Peoples shall enter into an agreement with the Exchange Agent in form and substance reasonable acceptable to the parties hereto setting forth the terms and conditions upon which the Exchange Agent will render the exchange services to Peoples and the Surviving Corporation (the “Exchange Agent Agreement”).

(ii) Deposit of Merger Consideration. At or prior to the Effective Time, Peoples shall deposit, or shall cause to be deposited, with the Exchange Agent (i) certificates representing the number of shares of Peoples Common Stock sufficient to deliver, and Peoples shall instruct the Exchange Agent to timely deliver, the aggregate Stock Consideration issuable to the holders of Penseco Common Stock as of immediately prior to the Effective Time, and (ii) to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 1.02(g)(iii) (the “Additional Consideration,” and collectively with the Stock Consideration, the “Exchange Fund”) and Peoples shall instruct the Exchange Agent to timely pay the Additional Consideration in accordance with this Agreement.

(iii) Letter of Transmittal. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a stock certificate, which immediately prior to the Effective Time represented outstanding shares of Penseco Common Stock, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.02(g), a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the stock certificates shall pass, only upon delivery of stock certificate(s) (or affidavits of loss in lieu of such certificates) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement) (the “Letter of Transmittal”) and (ii) instructions for use in surrendering stock certificate(s) in exchange for the Merger Consideration to be issued and paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 1.02(h)(v).

(iv) Surrender of Stock Certificates. Upon surrender to the Exchange Agent of its stock certificate(s), accompanied by a properly completed Letter of Transmittal, a holder of Penseco Common Stock will be entitled to receive promptly after the Effective Time the Merger Consideration (with the Cash Consideration, if any, paid

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to each such holder rounded to the nearest whole cent). Until so surrendered, each such stock certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration to be issued and paid in consideration therefor upon surrender of such stock certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Section 1.02(h)(iv).

(v) Dividends. No dividends or other distributions with respect to Peoples Common Stock shall be paid to the holder of any unsurrendered stock certificate with respect to the shares of Peoples Common Stock represented thereby, in each case until the surrender of such stock certificate in accordance with Section 1.02(h)(iv). Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such stock certificate in accordance with Section 1.02(h)(iv), the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Peoples Common Stock represented by such stock certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Peoples Common Stock represented by such stock certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Peoples Common Stock issuable with respect to such stock certificate.

(vi) Transfer of Penseco Common Stock. In the event of a transfer of ownership of a stock certificate representing Penseco Common Stock that is not registered in the stock transfer records of Penseco, the proper amount of Merger Consideration shall be paid or issued in exchange therefor to a person other than the person in whose name the stock certificate so surrendered is registered if the stock certificate formerly representing such Penseco Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the stock certificate or establish to the satisfaction of Peoples that the Tax has been paid or is not applicable.

(vii) No Transfers After the Effective Time. After the Effective Time, there shall be no transfers on the stock transfer books of Penseco of the shares of Penseco Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Penseco Common Stock that occurred prior to the Effective Time. If, after the Effective Time, stock certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration to be issued or paid in consideration therefor in accordance with the procedures set forth in this Section 1.02(h).

(viii) Treatment of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the shareholders of Penseco as of the first anniversary of the Effective Time may, to the extent permitted by applicable law, be paid to Peoples. In such event, any former shareholders of Penseco who have not theretofore complied with this Section 1.02(h) shall thereafter look only to Peoples with respect to the Merger Consideration and any unpaid dividends and distributions on the Peoples Common Stock deliverable in respect of each share of Penseco Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Peoples, Peoples Bank, Penseco, Penn Security, the Exchange Agent or any other person shall be liable to any former holder of shares of Penseco Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(ix) Lost Stock Certificates. In the event any stock certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such stock certificate to be lost, stolen or destroyed and, if reasonably required by Peoples or the Exchange Agent, the posting by such person of a bond in such amount as Peoples may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such stock certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed stock certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(i) Anti-Dilution Provisions. If, between the date of this Agreement and the Effective Time, the outstanding shares of Peoples Common Stock shall have been increased, decreased, changed into or exchanged for a different

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number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(j) Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the IRC, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PENSECO

Penseco hereby represents and warrants to Peoples that:

Section 2.01 Organization.

(a) Penseco is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Penseco is a financial holding company duly registered under the BHCA. Penseco has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. Penseco is not qualified or licensed to do business as a foreign corporation in any other jurisdiction and is not required to be so qualified or licensed as the result of the ownership or leasing of property or the conduct of its business except where the failure to be so qualified or licensed would not have a Material Adverse Effect on Penseco.

(b) Penn Security is a Pennsylvania state-chartered bank and trust company duly organized and validly existing under the laws of the Commonwealth of Pennsylvania. Penn Security has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it.

(c) There are no Penseco Subsidiaries other than Penn Security and those identified in Section 2.01 of the Penseco Disclosure Schedule.

(d) The deposits of Penn Security are insured by the Deposit Insurance Fund of the FDIC to the extent provided in the FDIA.

(e) The respective minute books of Penseco and Penn Security and each other Penseco Subsidiary accurately record, in all material respects, all material corporate actions of their respective shareholders and boards of directors and trustees, (including committees) in each case in accordance with the normal business practice of Penseco and each such Penseco Subsidiary.

(f) Prior to the date of this Agreement, Penseco has delivered to Peoples true and correct copies of the articles of incorporation and bylaws of Penseco and the articles of incorporation and bylaws of Penn Security as in effect on the date hereof.

Section 2.02 Capitalization.

(a) The authorized capital stock of Penseco consists of Fifteen Million (15,000,000) shares of common stock, $.01 par value (“Penseco Common Stock”), of which 3,276,079 shares are outstanding, validly issued, fully paid and nonassessable as of the date of this Agreement. Except as provided on Section 2.02 of the Penseco Disclosure Schedule, neither Penseco nor Penn Security, nor any other Penseco Subsidiary has or is bound by any subscription, option, warrant, call, commitment, agreement, plan or other Right of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of Penseco Common Stock or any other security of Penseco or any securities representing the right to vote, purchase or otherwise receive any shares of Penseco Common Stock, or any other security of Penseco.

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(b) The authorized capital stock of Penn Security consists of Three Million Five Hundred Thousand (3,500,000) shares of common stock, par value of $10.00 per share (“Penn Security Common Stock”), of which 537,000 shares are outstanding, validly issued, fully paid, nonassessable, free of preemptive rights and owned by Penseco. Neither Penn Security nor any Penseco Subsidiary has or is bound by any subscription, option, warrant, call, commitment, agreement or other Right of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of the capital stock of any Penseco Subsidiary or any other security of any Penseco Subsidiary or any securities representing the right to vote, purchase or otherwise receive any shares of the capital stock or any other security of any Penseco Subsidiary. Either Penseco or Penn Security owns all of the outstanding shares of capital stock of each Penseco Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.

(c) Neither (i) Penseco, (ii) Penn Security, nor (iii) any other Penseco Subsidiary, owns any equity interest, directly or indirectly, other than treasury stock, in any other company or controls any other company, except for equity interests held in the investment portfolios of Penseco and Penseco Subsidiaries, equity interests held by Penseco Subsidiaries in a fiduciary capacity, and equity interests held in connection with the commercial loan activities of Penseco Subsidiaries. There are no subscriptions, options, warrants, calls, commitments, agreements or other Rights outstanding and held by Penseco or Penn Security with respect to any other company’s capital stock or the equity of any other person.

(d) To the Knowledge of Penseco, except as disclosed in Section 2.02 of the Penseco Disclosure Schedule, no person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of any class of Penseco Common Stock.

Section 2.03 Authority; No Violation.

(a) Penseco has full corporate power and authority to execute and deliver this Agreement subject to the receipt of the Regulatory Approvals and the approval and adoption of this Agreement and the Merger and the affirmative vote required of Penseco’s Shareholders pursuant to the BCL and Penseco’s articles of incorporation (the “Penseco Shareholder Approval”) and to complete the transactions contemplated hereby. Penn Security has full corporate power and authority to execute and deliver the Bank Plan of Merger and to consummate the Bank Merger. The execution and delivery of this Agreement by Penseco and the completion by Penseco of the transactions contemplated hereby have been duly and validly approved by the board of directors of Penseco and, except for approval and adoption by the shareholders of Penseco as required under the BCL, and Penseco’s articles of incorporation and bylaws, no other corporate proceedings on the part of Penseco are necessary to complete the transactions contemplated herein. This Agreement has been duly and validly executed and delivered by Penseco and, subject to approval and adoption of the shareholders of Penseco as required under the BCL, Penseco’s articles of incorporation and bylaws and receipt of the required approvals from Bank Regulators described in Section 2.04 hereof, the requisite actions of the shareholders of Penseco in furtherance of this Agreement, and the due and valid execution and delivery of this Agreement by Peoples constitutes the valid and binding obligation of Penseco, enforceable against Penseco in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

The Bank Plan of Merger, upon its execution and delivery by Penn Security subject to the due and valid execution and delivery of the Bank Plan of Merger by Peoples Bank, will constitute the valid and binding obligation of Penn Security, enforceable against Penn Security in accordance with its terms, subject to required approvals of Regulatory Authorities, and subject to applicable conservatorship or receivership provisions of the FDIA, bankruptcy or insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

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(b) The execution and delivery of this Agreement by Penseco subject to, (i) the execution and delivery of the Bank Plan of Merger by Penn Security, (ii) receipt of approvals from the Bank Regulators referred to in Section 2.04 hereof and Penseco’s and Peoples’ compliance with any conditions contained therein, the completion of the transactions contemplated hereby, and (iii) compliance by Penseco or Penn Security with any of the terms or provisions hereof or of the Bank Plan of Merger, will not (A) conflict with or result in a breach of any provision of the articles of incorporation or other organizational document or bylaws of Penseco or any Penseco Subsidiary; (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Penseco or any Penseco Subsidiary or any of their respective properties or assets; or (C) except as set forth in Section 2.03 of the Penseco Disclosure Schedule, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Penseco or any Penseco Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, commitment or other instrument or obligation to which Penseco or any Penseco Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, will not have a Material Adverse Effect on Penseco.

Section 2.04 Consents. Except for (a) the consents, approvals, filings and registrations with any Governmental Entity, and compliance with any conditions contained therein, (b) the approval and adoption of this Agreement by the shareholders of Penseco under the BCL, Penseco’s articles of incorporation and bylaws, and (c) the approval of the Bank Plan of Merger by Penseco as sole shareholder of Penn Security under the Banking Code of 1965, as amended, and by the Penseco board of directors, and except as disclosed in Section 2.04 of the Penseco Disclosure Schedule, no consents or approvals of, or filings or registrations with, any public body or authority are necessary, and no consents or approvals of any third parties are necessary, or will be, in connection with (i) the execution and delivery of this Agreement by Penseco or the Bank Plan of Merger by Penn Security, and (ii) the completion by Penseco of the transactions contemplated hereby or by Penn Security of the Bank Merger. As of the date hereof, Penseco has no reason to believe that (a) any required consents or approvals will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact Penseco’s or Penn Security’s ability to complete the transactions contemplated by this Agreement or that (b) any public body or authority, the consent or approval of which is not required or any filing with which is not required, will object to the completion of the transactions contemplated by this Agreement.

Section 2.05 Regulatory Reports; Financial Statements; Undisclosed Liabilities.

(a) Penseco has previously made available to Peoples the Penseco Regulatory Reports through March 31, 2013. The Penseco Regulatory Reports have been, or will be, prepared in all material respects in accordance with applicable regulatory accounting principles and practices including but not limited to, all applicable rules, regulations and pronouncements of applicable Regulatory Authorities throughout the periods covered by such statements, and fairly present, or will fairly present in all material respects, the financial position, results of operations and changes in shareholders’ equity of Penseco or Penn Security, as the case may be, as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles including but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators applied on a consistent basis.

(b) Penseco has previously delivered to Peoples the Penseco Financials as of the date hereof and will deliver all the Penseco Financials after the date hereof. The Penseco Financials have been, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods covered by such statements, except as noted therein, and fairly present, or will fairly present, the consolidated financial position, results of operations and cash flows of Penseco as of and for the periods ending on the dates thereof, in accordance with GAAP applied on a consistent basis, except as noted therein and except as indicated in the case of unaudited statements to normal recurring audit adjustments and the absence of footnotes.

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(c) At the date of each balance sheet included in the Penseco Financials or the Penseco Regulatory Reports, neither Penseco nor Penn Security (as the case may be) had, or will have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Penseco Financials or Penseco Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material in the aggregate to Penseco or which are incurred in the ordinary course of business, consistent with past practice and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

(d) The records, systems, controls, data and information of Penseco and the Penseco Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Penseco or any Penseco Subsidiary or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in this Section 2.05(d). Penseco (i) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP as consistently applied to Penseco, (ii) to the extent required by applicable law, has implemented and maintains disclosure controls and procedures to ensure that material information relating to Penseco, including its consolidated Penseco Subsidiaries, is made known to the chief executive officer and the principal financial officer of Penseco by others within those entities, and (iii) has disclosed, based on its most recent evaluation prior to the date hereof, to Penseco’s outside auditors and the audit committee of Penseco’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Penseco’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Penseco’s internal control over financial reporting. These disclosures (if any) were made in writing by management to Penseco’s auditors and audit committee and a copy has previously been made available to Peoples.

(e) Since December 31, 2011, (i) neither Penseco nor any of the Penseco Subsidiaries nor, to the Knowledge of Penseco, any director, officer, employee, auditor, accountant or representative of Penseco or any of the Penseco Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Penseco or any of the Penseco Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Penseco or any of the Penseco Subsidiaries has engaged in illegal accounting or auditing practices, and (ii) no attorney representing Penseco or any of the Penseco Subsidiaries, whether or not employed by Penseco or any of the Penseco Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Penseco or any of its officers, directors, employees or agents to the board of directors of Penseco or any committee thereof or to any director or officer of Penseco.

Section 2.06 Taxes.

(a) All income and other material Tax Returns required to have been filed by Penseco and the Penseco Subsidiaries have been duly and timely filed (taking into account extensions of time to file), and each such Tax Return is true, correct and complete in all material respects. All income and other material Taxes due and payable by Penseco and the Penseco Subsidiaries (whether or not shown on any Tax Return) have been paid.

(b) There is no action, audit, dispute or claim now pending or proposed or threatened in writing against Penseco or any of the Penseco Subsidiaries in respect of Taxes. None of Penseco or any of the Penseco Subsidiaries is the beneficiary of any extension of time within which to file any income or other material Tax Return which Tax Return has not been filed. No written claim has been made by a Taxing Authority in the last five (5) years in a

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jurisdiction where any of Penseco or the Penseco Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no liens on any of the assets of Penseco with respect to Taxes other than for Taxes not yet due and payable.

(c) Each of Penseco and the Penseco Subsidiaries has withheld and timely paid all material Taxes required to have been withheld and paid and has complied with all information reporting and backup withholding requirements in all material respects.

(d) Section 2.06 of the Penseco Disclosure Schedule lists all Tax Returns filed by Penseco or the Penseco Subsidiaries for taxable periods ended on or after December 31, 2007 that have been or are currently the subject of audit. Except as set forth on Section 2.06 of the Penseco Disclosure Schedule, none of Penseco or any of the Penseco Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is still in effect.

(e) Penseco is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the IRC. None of Penseco or any of the Penseco Subsidiaries is obligated to make any payments that would result in a nondeductible expense under Section 280G of the IRC as a result of the transactions contemplated by this Agreement. None of Penseco or any of the Penseco Subsidiaries has been a member of a Relevant Group other than a Relevant Group of which Penseco is the parent.

(f) None of Penseco or any of the Penseco Subsidiaries has agreed to, nor are any required to, make any adjustment under Section 481(a) of the IRC. None of Penseco or any Penseco Subsidiary has been the “distributing corporation” or the “controlled corporation” with respect to a transaction described in Section 355 of the IRC within the five (5) year period ending as of the date of this Agreement. None of Penseco nor any of the Penseco Subsidiaries is subject to a private ruling from or agreement with any Taxing Authority. Penseco has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the IRC. None of Penseco or any of the Penseco Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(g) None of Penseco or any of the Penseco Subsidiaries is a party to an agreement the principal purpose of which is Tax allocation or sharing. None of Penseco or any Penseco Subsidiary has liability for the Taxes of any Person under Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local, or foreign law), other than as a result of being a member of a Relevant Group of which Penseco is the parent, or as a transferee or successor, by contract or otherwise.

(h) None of Penseco or any of the Penseco Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (w) any installment sale or open transaction disposition made on or prior to the Closing Date, (x) prepaid amount received on or prior to the Closing Date, (y) intercompany transactions or excess loss accounts described in Treasury regulations under Section 1502 of the IRC (or any similar provision of state, local, or foreign Tax law) or (z) cancellation of indebtedness arising on or prior to the Closing Date.

(i) No bad debt reserve of Penseco or any of the Penseco Subsidiaries must be recaptured for federal income Tax purposes as a result of the Merger.

(j) None of Penseco or the Penseco Subsidiaries is aware of any fact or circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the IRC.

Section 2.07 No Material Adverse Effect. Penseco has not suffered any Material Adverse Effect since December 31, 2012.

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Section 2.08 Contracts.

(a) Except as described in Section 2.08 of the Penseco Disclosure Schedule, neither Penseco nor any Penseco Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or arrangement in effect as of the date of this Agreement with any past or present officer, director or employee of Penseco or any Penseco Subsidiary or any other Person, except for “at will” arrangements; (ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing, benefits, or similar arrangements for or with any past or present officers, directors or employees of Penseco or any Penseco Subsidiary or any other Person; (iii) any collective bargaining agreement with any labor union relating to employees of Penseco or any Penseco Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by any Penseco Subsidiary; (v) any instrument evidencing or related to indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Penseco or any Penseco Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, Federal Home Loan Bank advances, bankers acceptances and “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to Peoples; or (vi) any contract (other than this Agreement) limiting the freedom of any Penseco Subsidiary to engage in any type of banking or bank-related business permissible under law.

(b) True and correct copies of agreements, plans, arrangements and instruments referred to in Section 2.08(a) have been made available to Peoples on or before the date hereof, are listed on Section 2.08 of the Penseco Disclosure Schedule and are in full force and effect on the date hereof and neither Penseco nor any Penseco Subsidiary (nor, to the Knowledge of Penseco, any other party to any such contract, plan, arrangement or instrument) has breached any provision of, or is in default in any respect under any term of, any such contract, plan, arrangement or instrument which breach or default has resulted in or is reasonably likely to result in a Material Adverse Effect with respect to Penseco. No party to any material contract, plan, arrangement or instrument will have the right to terminate any or all of the provisions of any such contract, plan, arrangement or instrument as a result of the transactions contemplated by this Agreement. None of the employees (including officers) of Penseco or any Penseco Subsidiary possess the right to terminate their employment as a result of the execution of this Agreement. Except as set forth in Section 2.08 of the Penseco Disclosure Schedule, no plan, employment agreement, termination agreement, or similar agreement or arrangement to which Penseco or any Penseco Subsidiary is a party or under which Penseco or any Penseco Subsidiary may be liable contains provisions which permit an employee or independent contractor to terminate it and continue to accrue future benefits thereunder. Except as set forth in Section 2.08 of the Penseco Disclosure Schedule, no such agreement, plan or arrangement (i) provides for acceleration in the vesting of benefits or payments due thereunder upon the occurrence of a change in ownership or control of Penseco or any Penseco Subsidiary; (ii) provides for benefits which may cause the disallowance of a federal income tax deduction under IRC Section 280G; or (iii) requires Penseco or any Penseco Subsidiary to provide a benefit in the form of Penseco Common Stock or determined by reference to the value of Penseco Common Stock.

Section 2.09 Ownership of Property; Insurance Coverage.

(a) Penseco and each of the Penseco Subsidiaries has, or will have as to property acquired after the date hereof, good and, as to real property, marketable title to all assets and properties owned by Penseco or any Penseco Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Penseco Regulatory Reports and in the Penseco Financials or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value, in the ordinary course of business, since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure repurchase agreements and liabilities for borrowed money from a Federal Home Loan Bank, (ii) inter-bank credit facilities, or any transaction by a Penseco Subsidiary acting in a fiduciary capacity, (iii) those reflected in the notes to the Penseco Financials, (iv) statutory liens for amounts not yet delinquent or

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which are being contested in good faith, and (v) the items disclosed in Section 2.09 of the Penseco Disclosure Schedule (collectively the “Penseco Permitted Encumbrances”). Penseco and the Penseco Subsidiaries, as lessee, have the right under valid and subsisting leases of real and personal properties used by Penseco and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Except as disclosed in Section 2.09 of the Penseco Disclosure Schedule, such existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments with respect to such leases and lease commitments are as disclosed in the notes to the Penseco Financials.

(b) With respect to all agreements pursuant to which Penseco or any Penseco Subsidiary has purchased securities subject to an agreement to resell, if any, Penseco or such Penseco Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(c) Penseco and the Penseco Subsidiaries currently maintain insurance considered by Penseco to be reasonable for their respective operations and similar in scope and coverage to that maintained by other businesses similarly engaged. Neither Penseco nor any Penseco Subsidiary has received notice from any insurance carrier that (i) such insurance will be cancelled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by Penseco or Penn Security under such policies. All such insurance is valid and enforceable and in full force and effect, and within the last ten (10) years Penseco has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies.

Section 2.10 Legal Proceedings. Except as set forth in Section 2.10 of the Penseco Disclosure Schedule, neither Penseco nor any Penseco Subsidiary is a party to any, and there are no pending or, to the Knowledge of Penseco, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against Penseco or any Penseco Subsidiary, (ii) to which Penseco or any Penseco Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of Penseco to perform under this Agreement in any material respect.

Section 2.11 Compliance With Applicable Law.

(a) Except as set forth on Section 2.11 of the Penseco Disclosure Schedule, each of Penseco and each Penseco Subsidiary is, and since January 1, 2010 has been, in compliance in all material respects with all, and is not in default in any material respect under any, applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its customers and employees, including, without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”), the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices and neither Penseco nor any Penseco Subsidiary has received any written notice to the contrary since January 1, 2010.

(b) Penseco and each of its Subsidiaries holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of their businesses under, and have complied in all material respects with, applicable laws, statutes, orders, rules or regulations of any federal, state or local governmental authority relating to them, other than where such failure to hold or such noncompliance will neither result in a limitation in any material respect on the conduct of its businesses or otherwise have a Material Adverse Effect on Penseco.

(c) Except as set forth on Section 2.11 of the Penseco Disclosure Schedule, neither Penseco nor any Penseco Subsidiary has received any notification or communication from any Governmental Entity: (i) asserting that

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Penseco or any Penseco Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Entity enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Penseco or any Penseco Subsidiary; (iii) requiring or threatening to require Penseco or any Penseco Subsidiary, or indicating that Penseco or any Penseco Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting, or purporting to restrict or limit, in any manner the operations of Penseco or any Penseco Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Penseco or any Penseco Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Regulatory Agreement”). Neither Penseco nor any Penseco Subsidiary has consented to or entered into any Regulatory Agreement, except as heretofore disclosed in the Penseco Financials or in Section 2.11 of the Penseco Disclosure Schedule.

Section 2.12 Employee Benefit Plans.

(a) Penseco has previously made available to Peoples true and complete copies of all employee pension benefit plans which Penseco or Penn Security or any of their ERISA Affiliates currently maintains within the meaning of ERISA Section 3(3), including profit sharing plans; stock purchase plans; stock ownership plans; stock option plans; phantom stock plans; deferred compensation; supplemental income plans; supplemental executive retirement plans; termination agreements; employment agreements; annual, long term or other incentive plans; severance plans; policies and agreements; group insurance plans; vacation pay; sick leave; life insurance; retiree life insurance plans; short-term disability; long-term disability, and medical plans or arrangements; and all other benefit plans, policies, agreements and arrangements, all of which are set forth in Section 2.12 of the Penseco Disclosure Schedule, maintained or contributed to for the benefit of the employees, former employees (including retired employees), former directors of Penseco or any Penseco Subsidiary and any beneficiaries thereof or other person, or with respect to which Penseco, Penn Security or any of their ERISA Affiliates has or may have any obligation or liability, whether actual or contingent (the “Penseco Benefit Plans”), together with (i) the most recent actuarial (if any) and financial reports relating to those plans which constitute “qualified plans” under IRC Section 401(a), (ii) the most recent annual reports relating to such plans filed by them, respectively, with any government agency, (iii) all rulings and determination letters which pertain to any such plans, (iv) all contracts currently in force with third party administrators, actuaries, investment managers and other service providers to such plans, and (v) the non-discrimination testing results for the three (3) most recent plan years. Neither Penseco, any Penseco Subsidiary nor any pension plan maintained by Penseco or any Penseco Subsidiary, has incurred, directly or indirectly, within the past six (6) years any liability under Title IV of ERISA (including to the Pension Benefit Guaranty Corporation) or to the IRS with respect to any pension plan qualified under IRC Section 401(a) which liability has resulted in or is reasonably expected to result in a Material Adverse Effect with respect to Penseco, except liabilities to the Pension Benefit Guaranty Corporation pursuant to ERISA Section 4007, all of which have been fully paid, nor has any reportable event under ERISA Section 4043 occurred with respect to any such pension plan. Except as set forth in Section 2.12 of the Penseco Disclosure Schedule, with respect to each of such plans that is subject to Title IV of ERISA, the fair market value of the assets under such plan exceeds the present value of the accrued benefits liability as of the end of the most recent plan year with respect to such plan calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such plan. Neither Penseco nor any of its ERISA Affiliates has incurred or is subject to any liability under ERISA Section 4201 for a complete or partial withdrawal from a multiemployer plan. All Penseco Benefit Plans that are “employee benefit plans,” as defined in ERISA Section 3(3), comply and within the past six (6) years have complied in all material respects with (i) relevant provisions of ERISA and (ii) in the case of plans intended to qualify for favorable income tax treatment, provisions of the IRC. To the Knowledge of Penseco, no prohibited transaction (which shall mean any transaction prohibited by ERISA Section 406 and not exempt under ERISA Section 408 or any transaction prohibited under IRC Section 4975) has occurred within the past six (6) years with respect to any employee benefit plan maintained by Penseco or any of its ERISA Affiliates which would result in the imposition, directly or indirectly, of an excise tax under IRC Section 4975 or other

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penalty under ERISA or the IRC, which, individually or in the aggregate, has resulted in or is reasonably expected to result in a Material Adverse Effect with respect to Penseco. Penseco and the Penseco Subsidiaries provide continuation coverage under group health plans for separating employees and “qualified beneficiaries” of covered employees (as defined in IRC Section 4980B(g)) in accordance with the provisions of IRC Section 4980B(f). There are no current or pending or, to the Knowledge of Penseco, threatened audits or investigations by any governmental entity involving any Penseco Benefit Plan, and there are no current or pending or, to the Knowledge of Penseco, threatened claims (except for individual claims for benefits payable in the ordinary course of operation of the Penseco Benefit Plans), suits or proceedings involving any Penseco Benefit Plan and, to the Knowledge of Penseco, no set of circumstances exists which may reasonably be expected to give rise to any such audits, investigations, claims, suits or proceedings.

(b) Penseco has not contributed to any “multiemployer plan” as defined in Section 3(37) of ERISA.

(c) All contributions required to be made under the terms of any Penseco Benefit Plan have been timely made and all anticipated contributions and binding obligations are accrued monthly on Penseco’s consolidated financial statements to the extent required and in accordance with GAAP. Penseco has expensed and accrued as a liability the present value of future benefits in accordance with applicable laws and GAAP. Neither any pension plan nor any single-employer plan of Penseco nor an ERISA Affiliate has an “accumulated funding deficiency,” whether or not waived, within the meaning of Section 412 of the IRC or Section 302 of ERISA and neither Penseco nor an ERISA Affiliate has an outstanding funding waiver. There is not currently pending with the Pension Benefit Guaranty Corporation any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made (other than as might be required with respect to this Agreement and the transactions contemplated thereby) with respect to any plan subject to Title IV of ERISA and to which Penseco or any of its ERISA Affiliates has any liability. Penseco has not provided nor is required to provide security to any plan maintained by Penseco or any of its ERISA Affiliates to which the requirements of Section 412 of the IRC apply pursuant to Section 401(a)(29) of the IRC.

(d) Except as set forth in Section 2.12 of the Penseco Disclosure Schedule, none of the execution of this Agreement, shareholder approval of this Agreement or consummation of the Transaction will, except as set forth in Section 2.12 of the Penseco Disclosure Schedule, (i) entitle any employee, consultant or director of Penseco to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or trigger any payment or funding, through a grantor trust or otherwise, of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Penseco Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the Penseco Benefit Plans or (iv) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the IRC, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(e) All required reports and descriptions, including but not limited to Form 5500 annual reports and required attachments, Forms 1099-R, summary annual reports, Forms PBGC-1 and summary plan descriptions, have been filed or distributed appropriately with respect to each Penseco Benefit Plan. All required tax filings with respect to each Penseco Benefit Plan have been made, and any taxes due in connection with such filings have been paid.

(f) Penseco does not maintain any Penseco Benefit Plan or other compensation program or arrangement under which payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the IRC and the regulations issued thereunder.

(g) Each Penseco Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the IRC complies in both form and operation with the requirements of Section 409A of the IRC.

2.13 Labor Matters. Penseco is not a party to nor is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Penseco the subject of a

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proceeding asserting that it has committed an unfair labor practice within the meaning of the National Labor Relations Act or seeking to compel Penseco to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it, pending or, to the Knowledge of Penseco, threatened, nor is Penseco aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

Section 2.14 Brokers, Finders and Financial Advisors. Except for Penseco’s engagement of Cedar Hill Advisors, LLC and Griffin Financial Group, LLC in connection with the transactions contemplated by this Agreement, neither Penseco nor any Penseco Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or, except for its commitments disclosed in Section 2.14 of the Penseco Disclosure Schedule, incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement, which has not been reflected in the Penseco Financials. Section 2.14 of the Penseco Disclosure Schedule shall contain as exhibits the engagement letters between Penseco and each of Cedar Hill Advisors, LLC and Griffin Financial Group, LLC.

Section 2.15 Environmental Matters. To the Knowledge of Penseco, neither Penseco nor any Penseco Subsidiary, nor any properties owned or occupied by Penseco or any Penseco Subsidiary is or has been in violation of or liable under any Environmental Law which violation or liability, individually or in the aggregate, resulted in, or will result, in a Material Adverse Effect with respect to Penseco.

Section 2.16 Allowance for Loan Losses. The allowances for loan losses reflected, and to be reflected, in the Penseco Regulatory Reports, and shown, and to be shown, on the balance sheets contained in the Penseco Financials have been, and will be, adequate as of the respective dates, in accordance with the requirements of GAAP and all applicable regulatory criteria.

Section 2.17 Related Party Transactions. Except as disclosed in Section 2.17 of the Penseco Disclosure Schedule, Penseco is not a party to any transaction (including any loan or other credit accommodation but excluding deposits in the ordinary course of business) with any Affiliate of Penseco (except any Penseco Subsidiary); and all such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. Except as set forth in Section 2.17 of the Penseco Disclosure Schedule, no loan or credit accommodation to any Affiliate of Penseco is presently in default or, during the three (3) year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither Penseco nor Penn Security has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Penn Security is inappropriate.

Section 2.18 Loans.

(a) Each loan reflected as an asset in the Penseco Financial Statements (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect on Penseco.

(b) Section 2.18 of the Penseco Disclosure Schedule sets forth a listing, as of March 31, 2013, by account, of: (i) all loans (including loan participations) of Penn Security or any other Penseco Subsidiary that have been accelerated during the past twelve months; (ii) all loan commitments or lines of credit of Penn Security or any other Penseco Subsidiary which have been terminated by Penn Security or any other Penseco Subsidiary during

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the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (iii) each borrower, customer or other party which has notified Penn Security or any other Penseco Subsidiary during the past twelve months of, or has asserted against Penn Security or any other Penseco Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of Penn Security, each borrower, customer or other party which has given Penn Security or any other Penseco Subsidiary any oral notification of, or orally asserted to or against Penn Security or any other Penseco Subsidiary, any such claim; (iv) all loans (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (D) where, during the past three (3) years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (E) where a specific reserve allocation exists in connection therewith; and (v) all assets classified by Penn Security or any Penseco Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure. All loans of Penn Security have been classified as of March 31, 2013 in accordance with the loan policies and procedures of Penn Security.

(c) Except as set forth on Section 2.18 of the Penseco Disclosure Schedule, all loans receivable (including discounts) and accrued interest entered on the books of Penseco and the Penseco Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Penseco’s or the appropriate Penseco Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be. The loans, discounts and the accrued interest reflected on the books of Penseco and the Penseco Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by Penseco or the appropriate Penseco Subsidiary free and clear of any all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.

(d) The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

(e) Section 2.18 of the Penseco Disclosure Schedule sets forth, as of March 31, 2013, a schedule of all executive officers and directors of Penseco who have outstanding loans from Penseco or Penn Security, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

(f) To the Knowledge of Penseco, no shares of Penseco Common Stock were purchased with the proceeds of a loan made by Penseco or any Penseco Subsidiary.

Section 2.19 Penseco Information.

(a) The information relating to Penseco and Penseco Subsidiaries to be provided by Penseco for inclusion in the Proxy Statement-Prospectus, the Registration Statement, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading.

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(b) The information, relating to Penseco and Penseco’s Subsidiaries to be provided by Penseco for inclusion in the Applications will, at the time each such document is filed with any Bank Regulator and up to and including the dates of any required regulatory approvals or consents, as such Applications may be amended by subsequent filings, be accurate in all material respects.

Section 2.20 “Well Capitalized”. Penn Security is “well capitalized” and to Penseco’s Knowledge there has not been, any event or occurrence since January 1, 2010 that could reasonably be expected to result in a determination that Penn Security is not “well capitalized” and “well managed” as determined by the Bank Regulators.

Section 2.21 Investment Securities. Except as set forth on Section 2.21 of the Penseco Disclosure Schedule, to the Knowledge of Penseco, none of the investments reflected in the Penseco Financials under the headings “Securities Available for Sale” and “Securities Held to Maturity” and none of the investments made since January 1, 2010, that would be reflected in those headings if they occurred prior to January 1, 2010, are subject to any restrictions, whether contractual or statutory, that materially impairs the ability of Penseco to freely dispose of the investments at any time. All of the investments comply with applicable laws, rules and regulations except with respect to such violations of laws, rules and regulations as would not individually or in the aggregate have a Material Adverse Effect on Penseco.

Section 2.22 Equity Plans and Agreements. Neither Penseco nor any other Penseco Subsidiary, is party to any plan, agreement or arrangement under or pursuant to or in connection with which any Person is entitled to the issuance of any shares of any equity security of Penseco or any Penseco Subsidiary, or any option or warrant for any of the foregoing, or any other equity interest in Penseco or any other Penseco Subsidiary, present, contingent, vested, unvested or otherwise, other than the Penseco Stock-Based Plans and the plans, agreements and other arrangements described in Section 2.22 of the Penseco Disclosure Schedule. Section 2.22 of the Penseco Disclosure Schedule sets forth, itemized by grant date, the number of specific class, series or other types of shares, interests, or other applicable unit to which each participant, director, officer, employee, recipient, transferee, grantee, or other person or entity may hereinafter be entitled.

Section 2.23 Fiduciary Accounts. To the Knowledge of Penseco, Penseco and each Penseco Subsidiary has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Penseco nor any Penseco Subsidiaries, nor any of their respective directors, officers or employees, has committed any material breach of trust or breach of fiduciary duty to the Knowledge of Penseco with respect to any fiduciary account.

Section 2.24 Fairness Opinion. The Penseco board of directors has received a written opinion from Griffin Financial Group, LLC (which opinion has not been amended or rescinded as of the date of this Agreement) to the effect that, subject to the terms, conditions, and qualifications set forth therein, as of the date hereof, the consideration to be received by shareholders of Penseco pursuant to this Agreement is fair, from a financial point of view, to such shareholders.

Section 2.25 Securities Documents. Penseco has timely filed with or furnished to, as applicable, the Securities Documents required to be filed or furnished by it with the SEC since January 1, 2010. As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Penseco Securities Documents complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC thereunder, applicable to such Penseco Securities Documents. None of the Penseco Securities Documents, including any financial statements, schedules or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the

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statements therein, in light of the circumstances under which they were made, not misleading. None of the Penseco Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC. As of the date of this Agreement, no executive officer of Penseco has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

Section 2.26 Intellectual Property. Penseco and each Penseco Subsidiary owns or possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of Penseco’s or each of the Penseco Subsidiaries’ business, and neither Penseco nor any Penseco Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. Penseco and each Penseco Subsidiary has performed all the material obligations required to be performed, and are not in default in any material respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To Penseco’s Knowledge, the conduct of the business of Penseco and each Penseco Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

Section 2.27 State Takeover Statutes. The approval of the Merger by the Penseco board of directors constitutes the only action necessary to render inapplicable to this Agreement, the Merger, the other transactions contemplated by this Agreement, and compliance with the terms of this Agreement, (i) the restrictions on transactions with “interested shareholders” (as defined in Section 2538 of the BCL) set forth in Section 2538 of the BCL, and (ii) the restrictions on “business combinations” (as defined in Section 2554 of the BCL) set forth in Subchapter F of Chapter 25 of the PBCL, in each case to the extent, if any, such restrictions would otherwise be applicable to this Agreement, the Merger, the other transactions contemplated by this Agreement, or compliance with the terms of this Agreement. No other state takeover or similar statute or regulation, including the Pennsylvania Takeover Disclosure Law or Subchapters E, G, H, I or J of Chapter 25 of the BCL, is applicable to this Agreement, the Merger, the other transactions contemplated by this Agreement, or compliance with the terms of this Agreement.

Section 2.28 Quality of Representations. The representations made by Penseco in this Agreement are true, correct and complete in all material respects, and do not omit statements necessary to make them not misleading under all facts and circumstances.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PEOPLES

Peoples hereby represents and warrants to Penseco that:

Section 3.01 Organization.

(a) Peoples is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Peoples is a bank holding company duly registered under the BHCA. Peoples has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. Peoples is not qualified or licensed to do business as a foreign corporation in any other jurisdiction and is not required to be so qualified or licensed as a result of the ownership or leasing of its property or conduct of its business, except where the failure to be so qualified would not have a Material Adverse Effect on Peoples.

(b) Peoples Bank is a Pennsylvania state chartered bank duly organized and validly existing under the laws of the Commonwealth of Pennsylvania. Peoples Bank has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it.

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(c) There are no Peoples Subsidiaries other than Peoples Bank and those identified on Section 3.01 of the Peoples Disclosure Schedules.

(d) The deposits of Peoples Bank are insured by the FDIC to the extent provided in the FDIA and Peoples Bank is a participant in and has not opted out of the FDIC Transaction Account Guarantee Program.

(e) The respective minute books of Peoples and Peoples Bank and each other Peoples Subsidiary accurately record, in all material respects, all material corporate actions of their respective shareholders and boards of directors and trustees, (including committees) in each case in accordance with the normal business practice of Peoples and each such Peoples Subsidiary.

(f) Prior to the date of this Agreement, Peoples has delivered to Penseco true and correct copies or the articles of incorporation and bylaws of Peoples and the articles of incorporation and bylaws or Peoples Bank as in effect on the date hereof.

Section 3.02 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Peoples consists of Twelve Million Five Hundred Thousand (12,500,000) shares of common stock, $2.00 par value (“Peoples Common Stock”), of which 3,087,206 shares are outstanding, validly issued, fully paid and nonassessable as of the date of this Agreement and free of preemptive rights and Five Hundred Thousand (500,000) shares of Preferred Stock, $5.00 par value, of which none are issued and outstanding. Except as provided on Section 3.02 of the Peoples Disclosure Schedule, neither Peoples nor Peoples Bank nor any other Peoples Subsidiary has or is bound by any subscription, option, warrant, call, commitment, agreement, plan or other Right of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of Peoples Common Stock or any other security of Peoples or any securities representing the right to vote, purchase or otherwise receive any shares of Peoples Common Stock or any other security of Peoples.

(b) The authorized capital stock of Peoples Bank consists of Thirty-Six Thousand (36,000) shares of common stock, par value of $5.00 per share (“Peoples Bank Common Stock”), of which Thirty Thousand (30,000) shares are outstanding, validly issued, fully paid, nonassessable, free of preemptive rights and owned by Peoples and Twenty Thousand (20,000) shares of Preferred Stock, $5.00 par value per share, of which none are issued and outstanding. Neither Peoples Bank nor any Peoples Subsidiary has or is bound by any subscription, option, warrant, call, commitment, agreement or other Right of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of the capital stock of any Peoples Subsidiary or any other security of any Peoples Subsidiary or any securities representing the right to vote, purchase or otherwise receive any shares of the capital stock or any other security of any Peoples Subsidiary. Except as set forth in Section 3.02 of the Peoples Disclosure Schedule, either Peoples or Peoples Bank owns all of the outstanding shares of capital stock of each Peoples Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.

(c) Except as set forth in Section 3.02 of the Peoples Disclosure Schedule, neither (i) Peoples, (ii) Peoples Bank, nor (iii) any other Peoples Subsidiary, owns any equity interest, directly or indirectly, other than treasury stock, in any other company or controls any other company, except for equity interests held in the investment portfolios of Peoples and Peoples Subsidiaries, equity interests held by Peoples Subsidiaries in a fiduciary capacity, and equity interests held in connection with the commercial loan activities of Peoples Subsidiaries. There are no subscriptions, options, warrants, calls, commitments, agreements or other Rights outstanding and held by Peoples or Peoples Bank with respect to any other company’s capital stock or the equity of any other person.

(d) To the Knowledge of Peoples, except as disclosed in Section 3.02 of the Peoples Disclosure Schedule, no person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Peoples Common Stock.

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Section 3.03 Authority; No Violation.

(a) Peoples has full corporate power and authority to execute and deliver this Agreement and subject to the receipt of the Regulatory Approvals and the approval and adoption of this Agreement and the Merger and the affirmative vote required of Peoples’ Shareholders pursuant to the BCL and Peoples’ articles of incorporation (the “Peoples Shareholder Approval”) to consummate the transactions contemplated hereby. Peoples Bank has full corporate power and authority to execute and deliver the Bank Plan of Merger and to consummate the Bank Merger. The execution and delivery of this Agreement by Peoples and the completion by Peoples of the transactions contemplated hereby have been duly and validly approved by the board of directors of Peoples and, except for approval and adoption of the shareholders of Peoples as required by the BCL, Peoples’ articles of incorporation and bylaws, and the approval, adoption, and amendment of the articles of incorporation of Peoples to increase the number of authorized shares of Peoples Common Stock in an amount sufficient to issue shares of Peoples Common Stock pursuant to Section 1.02(c) and (d) hereof, except as otherwise provided in this Agreement, no other corporate proceedings on the part of Peoples are necessary to complete the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Peoples and, subject to approval and adoption by the shareholders of Peoples, the receipt of the required approvals of Bank Regulators described in Section 3.04 hereof, and the requisite actions of the shareholders of Peoples in furtherance of this Agreement, and the due and valid execution and delivery of this Agreement by Penseco, constitutes the valid and binding obligation of Peoples, enforceable against Peoples in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

The Bank Plan of Merger, upon its execution and delivery by Peoples Bank subject to the execution and delivery of the Bank Plan of Merger by Penn Security, will constitute the valid and binding obligation of Peoples Bank, enforceable against Peoples Bank in accordance with its terms, subject to the required approvals of Bank Regulators and subject to applicable conservatorship and receivership provisions of the FDIA, bankruptcy or insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The execution and delivery of this Agreement by Peoples subject to, (i) the execution and delivery of the Bank Plan of Merger by Peoples Bank, (ii) receipt of approvals from the Bank Regulators referred to in Section 3.04 hereof and Penseco’s and Peoples’ compliance with any conditions contained therein, the completion of the transactions contemplated hereby, as provided and subject to the terms hereof, each (b)(i) and (b)(ii) subject to the terms and covenants of this Agreement, (iii) the amendment of the articles of incorporation of Peoples in connection with the increase in the number of authorized shares of Peoples Common Stock, and Section 1.02(c) and (d) hereof, and (iv) compliance by Peoples with any of the terms or provisions hereof, will not (A) conflict with or result in a breach of any provision of the articles of incorporation, as amended in accordance with the Exhibit 4 herein or other organizational document or bylaws of Peoples or any Peoples Subsidiary, so long as effected in and under the terms of the articles of incorporation, as amended in accordance with the Exhibit 4 herein; (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Peoples or any Peoples Subsidiary or any of their respective properties or assets; or (C) except as set forth on Section 3.03 of the Peoples Disclosure Schedule, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Peoples or any Peoples Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which Peoples or any Peoples Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, will not have a Material Adverse Effect on Peoples.

Section 3.04 Consents. Except for (a) the consents, approvals, filings and registrations with any Governmental Entity and compliance with any conditions contained therein, (b) the approval and adoption of this Agreement by

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the shareholders of Peoples under the BCL, Peoples’ articles of incorporation and bylaws, (c) the approval and adoption of the Bank Plan of Merger by Peoples as sole shareholder of Peoples Bank under applicable law, and by the Peoples board of directors, and the approval, adoption, and amendment of the articles of incorporation of Peoples in connection with the increase in the number of authorized shares of Peoples Common Stock and Sections 1.02(c) and (d) hereof, and except as disclosed in Section 3.04 of the Peoples Disclosure Schedule, no consents or approvals of, or filings or registrations with, any public body or authority are necessary, and no consents or approvals of any third parties are necessary, or will be, in connection with (a) the execution and delivery of this Agreement by Peoples or the Bank Plan of Merger by Peoples Bank, and (b) the completion by Peoples of the transactions contemplated hereby or by Peoples Bank of the Bank Merger. As of the date hereof, Peoples has no reason to believe that (i) any required consents or approvals will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact Peoples’ or Peoples Bank’s ability to complete the transactions contemplated by this Agreement or that (ii) any public body or authority, the consent or approval of which is not required or any filing with which is not required, will object to the completion of the transactions contemplated by this Agreement.

Section 3.05 Regulatory Reports; Financial Statements; Undisclosed Liabilities.

(a) Peoples has previously made available to Penseco the Peoples Regulatory Reports through March 31, 2013. The Peoples Regulatory Reports have been, or will be, prepared in all material respects in accordance with applicable regulatory accounting principles and practices including but not limited to, all applicable rules, regulations and pronouncements of applicable Regulatory Authorities throughout the periods covered by such statements, and fairly present, or will fairly present in all material respects, the financial position, results of operations, and changes in shareholders’ equity of Peoples or Peoples Bank as the case may be, as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles including but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators applied on a consistent basis.

(b) Peoples has previously delivered to Penseco the Peoples Financials as of the date hereof and will deliver all the Peoples Financials after the date hereof. The Peoples Financials have been, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods covered by such statements, except as noted therein, and fairly present, or will fairly present, the consolidated financial position, results of operations and cash flows of Peoples as of and for the periods ending on the dates thereof, in accordance with GAAP applied on a consistent basis, except as noted therein and except as indicated in the case of unaudited statements to normal recurring audit adjustments and the absence of footnotes.

(c) At the date of each balance sheet included in the Peoples Financials or Peoples Regulatory Reports, neither Peoples nor Peoples Bank (as the case may be) had, or will have, any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Peoples Financials or Peoples Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or disclosed in a footnote thereto, except for liabilities, obligations or loss contingencies which are not material in the aggregate to Peoples or which are incurred in the ordinary course of business, consistent with past practice, and subject, in the case of any unaudited statements, to normal recurring audit adjustments and the absence of footnotes.

(d) Except as set forth on Section 3.05 of the Peoples Disclosure Schedule, the records, systems, controls, data and information of Peoples and the Peoples Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Peoples or any Peoples Subsidiary or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in this Section 3.05(d). Peoples (i) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, as

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consistently applied to Peoples, (ii) to the extent required by applicable law, has implemented and maintains disclosure controls and procedures to ensure that material information relating to Peoples, including its consolidated Peoples Subsidiaries, is made known to the chief executive officer and the principal financial officer of Peoples by others within those entities, and (iii) has disclosed, based on its most recent evaluation prior to the date hereof, to Peoples’ outside auditors and the audit committee of Peoples’ board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Peoples’ ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Peoples’ internal control over financial reporting. These disclosures (if any) were made in writing by management to Peoples’ auditors and audit committee and a copy has previously been made available to Penseco.

(e) Since December 31, 2011, (i) neither Peoples nor any of the Peoples Subsidiaries nor, to the Knowledge of Peoples, any director, officer, employee, auditor, accountant or representative of Peoples or any of the Peoples Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Peoples or any of the Peoples Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Peoples or any of the Peoples Subsidiaries has engaged in illegal accounting or auditing practices, and (ii) no attorney representing Peoples or any of the Peoples Subsidiaries, whether or not employed by Peoples or any of the Peoples Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Peoples or any of its officers, directors, employees or agents to the board of directors of Peoples or any committee thereof or to any director or officer of Peoples.

Section 3.06 Taxes.

(a) Except as set forth on Schedule 3.06 of the Peoples Disclosure Schedule, all income and other material Tax Returns required to have been filed by Peoples and the Peoples Subsidiaries have been duly and timely filed (taking into account extensions of time to file), and each such Tax Return is true, correct and complete in all material respects. All income and other material Taxes due and payable by Peoples and the Peoples Subsidiaries (whether or not shown on any Tax Return) have been paid.

(b) Except as set forth on Schedule 3.06 of the Peoples Disclosure Schedule, there is no action, audit, dispute or claim now pending or proposed or threatened in writing against Peoples or any of the Peoples Subsidiaries in respect of Taxes. None of Peoples or any of the Peoples Subsidiaries is the beneficiary of any extension of time within which to file any income or other material Tax Return which Tax Return has not been filed. No written claim has been made by a Taxing Authority in the last five (5) years in a jurisdiction where any of Peoples or the Peoples Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no liens on any of the assets of Peoples or the Peoples Subsidiaries with respect to Taxes other than for Taxes not yet due and payable.

(c) Each of Peoples and the Peoples Subsidiaries has withheld and timely paid all material Taxes required to have been withheld and paid and has complied with all information reporting and backup withholding requirements in all material respects.

(d) Section 3.06 of the Peoples Disclosure Schedule lists all Tax Returns filed by Peoples or the Peoples Subsidiaries for taxable periods ended on or after December 31, 2007 which have been or are currently the subject of audit. None of Peoples or any of the Peoples Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is still in effect.

(e) Peoples is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the IRC. Except as set forth on Schedule 3.06 of the Peoples Disclosure Schedule, none of Peoples or any of the

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Peoples Subsidiaries is obligated to make any payments that would result in a nondeductible expense under Section 280G of the IRC as a result of the transactions contemplated by this Agreement. None of Peoples or any of the Peoples Subsidiaries has been a member of a Relevant Group other than a Relevant Group of which Peoples is the parent.

(f) Except as set forth on Schedule 3.06 of the Peoples Disclosure Schedule, none of Peoples or any of the Peoples Subsidiaries has agreed to, nor are any required to, make any adjustment under Section 481(a) of the IRC. None of Peoples or any Peoples Subsidiary has been the “distributing corporation” or the “controlled corporation” with respect to a transaction described in Section 355 of the IRC within the five (5) year period ending as of the date of this Agreement. None of Peoples nor any of the Peoples Subsidiaries is subject to a private ruling from or agreement with any Taxing Authority. Peoples has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the IRC. None of Peoples or any of the Peoples Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(g) Except as set forth on Schedule 3.06 of the Peoples Disclosure Schedule, none of Peoples or any of the Peoples Subsidiaries is a party to an agreement the principal purpose of which is Tax allocation or sharing. None of Peoples or any Peoples Subsidiary has liability for the Taxes of any Person under Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local, or foreign law), other than as a result of being a member of a Relevant Group of which Peoples is the parent, or as a transferee or successor, by contract or otherwise.

(h) None of Peoples or any of the Peoples Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (w) any installment sale or open transaction disposition made on or prior to the Closing Date, (x) prepaid amount received on or prior to the Closing Date, (y) intercompany transactions or excess loss accounts described in Treasury regulations under Section 1502 of the IRC (or any similar provision of state, local, or foreign Tax law) or (z) cancellation of indebtedness arising on or prior to the Closing Date.

(i) Except as disclosed on Section 3.06 of Peoples Disclosure Schedule, no bad debt reserve of Peoples or any of the Peoples Subsidiaries must be recaptured for federal income Tax purposes as a result of the Merger.

(j) None of Peoples or the Peoples Subsidiaries is aware of any fact or circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the IRC.

Section 3.07 No Material Adverse Effect. Peoples has not suffered any Material Adverse Effect since December 31, 2012.

Section 3.08 Contracts.

(a) Except as described in Section 3.08 of the Peoples Disclosure Schedule, neither Peoples nor any Peoples Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or arrangement in effect as of the date of this Agreement with any past or present officer, director or employee of Peoples or any Peoples Subsidiary, except for “at will” arrangements; (ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar arrangements for or with any past or present officers, directors or employees of Peoples or any Peoples Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of Peoples or any Peoples Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by any Peoples Subsidiary; (v) any instrument evidencing or related to indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Peoples or any Peoples Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, Federal Home Loan Bank advances, bankers

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acceptances and “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to Penseco or any Penseco Subsidiary; or (vi) any contract (other than this Agreement) limiting the freedom of any Peoples Subsidiary to engage in any type of banking or bank-related business permissible under law.

(b) True and correct copies of agreements, plans, arrangements and instruments referred to in Section 3.08(a) have been made available to Penseco on or before the date hereof, are listed on Section 3.08 of the Peoples Disclosure Schedule and are in full force and effect on the date hereof and neither Peoples nor any Peoples Subsidiary (nor, to the Knowledge of Peoples, any other party to any such contract, plan, arrangement or instrument) has breached any provision of, or is in default in any respect under any term of, any such contract, plan, arrangement or instrument which breach or default has resulted in is reasonably likely to result in a Material Adverse Effect with respect to Peoples. Except as set forth in Section 3.08 of the Peoples Disclosure Schedule, no party to any material contract, plan, arrangement or instrument will have the right to terminate any or all of the provisions of any such contract, plan, arrangement or instrument as a result of the transactions contemplated by this Agreement. Except as set forth in Section 3.08 of the Peoples Disclosure Schedule, none of the employees (including officers) of Peoples or any Peoples Subsidiary possess the right to terminate their employment as a result of the execution of this Agreement. Except as set forth in Section 3.08 of the Peoples Disclosure Schedule, no plan, employment agreement, termination agreement, or similar agreement or arrangement to which Peoples or any Peoples Subsidiary is a party or under which Peoples or any Peoples Subsidiary may be liable contains provisions which permit an employee or independent contractor to terminate it and continue to accrue future benefits thereunder. Except as set forth in Section 3.08 of the Peoples Disclosure Schedule, no such agreement, plan or arrangement (i) provides for acceleration in the vesting of benefits or payments due thereunder upon the occurrence of a change in ownership or control of Peoples or any Peoples Subsidiary absent the occurrence of a subsequent event; (ii) provides for benefits which may cause the disallowance of a federal income tax deduction under IRC Section 280G; or (iii) requires Peoples or any Peoples Subsidiary to provide a benefit in the form of Peoples Common Stock or determined by reference to the value of Peoples Common Stock.

Section 3.09 Ownership of Property; Insurance Coverage.

(a) Peoples and each of the Peoples Subsidiaries has, or will have as to property acquired after the date hereof, good and, as to real property, marketable title to all assets and properties owned by Peoples or any Peoples Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Peoples Regulatory Reports and in the Peoples Financials or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value, in the ordinary course of business, since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure repurchase agreements and liabilities for borrowed money from a Federal Home Loan Bank, (ii) interbank credit facilities or any transaction by a Peoples Subsidiary acting in a fiduciary capacity, (iii) those reflected in the notes to the Peoples Financial, (iv) statutory liens for amounts not yet delinquent or which are being contested in good faith, and (v) the items disclosed in Section 3.09 of the Peoples Disclosure Schedule (collectively the “Peoples Permitted Encumbrances”). Peoples and the Peoples Subsidiaries, as lessee, have the right under valid and subsisting leases of real and personal properties used by Peoples and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Except as disclosed in Section 3.09 of the Peoples Disclosure Schedule, such existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments with respect to such leases and lease commitments are as disclosed in the notes to the Peoples Financials.

(b) With respect to all agreements pursuant to which Peoples or any Peoples Subsidiary has purchased securities subject to an agreement to resell, if any, Peoples or such Peoples Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

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(c) Peoples and the Peoples Subsidiaries currently maintain insurance considered by Peoples to be reasonable for their respective operations and similar in scope and coverage to that maintained by other businesses similarly engaged. Neither Peoples nor any Peoples Subsidiary has received notice from any insurance carrier that (i) such insurance will be cancelled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except as set forth on Section 3.09 of the Peoples Disclosure Schedule, there are presently no material claims pending under such policies of insurance and no notices have been given by Peoples or Peoples Bank under such policies. All such insurance is valid and enforceable and in full force and effect, and within the last ten (10) years Peoples has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies.

Section 3.10 Legal Proceedings. Except as set forth in Section 3.10 of the Peoples Disclosure Schedule, neither Peoples nor any Peoples Subsidiary is a party to any, and there are no pending or, to the Knowledge of Peoples, threatened legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations or inquiries of any nature (i) against Peoples or any Peoples Subsidiary, (ii) to which Peoples’ or any Peoples Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of Peoples to perform under this Agreement in any material respect.

Section 3.11 Compliance With Applicable Law.

(a) Each of Peoples and each Peoples Subsidiary is, and since January 1, 2010 has been, in compliance in all material respects with all, and is not in default in any material respect under any, applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its customers and employees, including, without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”), the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices and neither Peoples nor any Peoples Subsidiary has received any written notice to the contrary since January 1, 2010.

(b) Except as set forth in Section 3.11 of the Peoples Disclosure Schedule, Peoples and each of the Peoples Subsidiaries holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of their businesses under, and have complied in all material respects with, applicable laws, statutes, orders, rules or regulations of any federal, state or local governmental authority relating to them, other than where such failure to hold or such noncompliance will neither result in a limitation in any material respect on the conduct of their businesses nor otherwise have a Material Adverse Effect on Peoples.

(c) Except as disclosed on Section 3.11 of the Peoples Disclosure Schedule, neither Peoples nor any Peoples Subsidiary has received any notification or communication from any Governmental Entity (i) asserting that Peoples or any Peoples Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Entity enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Peoples or any Peoples Subsidiary; (iii) requiring or threatening to require Peoples or any Peoples Subsidiary, or indicating that Peoples or any Peoples Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting, or purporting to restrict or limit, in any manner the operations of Peoples or any Peoples Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Peoples or any Peoples Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Regulatory Agreement”). Neither Peoples nor any Peoples Subsidiary has consented to or entered into any Regulatory Agreement, except as disclosed on Section 3.11 of the Peoples Disclosure Schedule.

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Section 3.12 Employee Benefit Plans.

(a) Peoples has previously made available to Penseco true and complete copies of all employee pension benefit plans which Peoples, Peoples Bank or any of their ERISA Affiliates currently maintains within the meaning of ERISA Section 3(3), including profit sharing plans; stock purchase plans; stock ownership plans; stock option plans; phantom stock plans; deferred compensation; supplemental income plans; supplemental executive retirement plans; termination agreements; employment agreements; annual, long-term or other incentive plans, severance plans, policies and agreements; group insurance plans; vacation pay; sick leave; life insurance; retiree life insurance plans; short-term disability; long-term disability; and medical plans or arrangements, and all other benefit plans, policies, agreements and arrangements, all of which are set forth on Section 3.12 of the Peoples Disclosure Schedule, maintained or contributed to for the benefit of the employees, former employees (including retired employees), former directors of Peoples or any Peoples Subsidiary and any beneficiaries thereof, or other person, or with respect to which Peoples, Peoples Bank or any of their ERISA Affiliates has or m ay have any obligation or liability, whether actual or contingent (the “Peoples Benefit Plans”), together with (i) the most recent actuarial (if any) and financial reports relating to those plans which constitute “qualified plans” under IRC Section 401(a), (ii) the most recent annual reports relating to such plans filed by them, respectively, with any government agency, (iii) all rulings and determination letters which pertain to any such plans, (iv) all contracts currently in force with third party administrators, actuaries, investment managers and other service providers to such plans, and (v) the non-discrimination testing results for the three (3) most recent plan years. Neither Peoples, any Peoples Subsidiary, nor any pension plan maintained by Peoples or any Peoples Subsidiary, has incurred, directly or indirectly, within the past six (6) years any liability under Title IV of ERISA (including to the Pension Benefit Guaranty Corporation) or to the IRS with respect to any pension plan qualified under IRC Section 401(a) which liability has resulted in or is reasonably expected to result in a Material Adverse Effect with respect to Peoples, except liabilities to the Pension Benefit Guaranty Corporation pursuant to ERISA Section 4007, all of which have been fully paid, nor has any reportable event under ERISA Section 4043 occurred with respect to any such pension plan. With respect to each of such plans that is subject to Title IV of ERISA, the fair market value of the assets under such plan exceeds the present value of the accrued benefits liability as of the end of the most recent plan year with respect to such plan calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such plan. Neither Peoples nor any of its ERISA Affiliates has incurred or is subject to any liability under ERISA Section 4201 for a complete or partial withdrawal from a multiemployer plan. All Peoples Benefit Plans that are “employee benefit plans,” as defined in ERISA Section 3(3), comply and within the past six (6) years have complied in all material respects with (i) relevant provisions of ERISA, and (ii) in the case of plans intended to qualify for favorable income tax treatment, provisions of the IRC. To the Knowledge of Peoples, no prohibited transaction (which shall mean any transaction prohibited by ERISA Section 406 and not exempt under ERISA Section 408 or any transaction prohibited under IRC Section 4975) has occurred within the past six (6) years with respect to any employee benefit plan maintained by Peoples or any of its ERISA Affiliates which would result in the imposition, directly or indirectly, of an excise tax under IRC Section 4975 or other penalty under ERISA or the IRC, which individually or in the aggregate, has resulted in or is reasonably expected to result in a Material Adverse Effect with respect to Peoples. Peoples and the Peoples Subsidiaries comply with the continuation coverage rules applicable to its group health plan(s) for covered employees and “qualified beneficiaries” of covered employees (as defined in IRC Section 4980B(g)), in accordance with the provisions of IRC Section 4980B(f). There are no current or pending or, to the Knowledge of Peoples, threatened audits or investigations by any governmental entity involving any Peoples Benefit Plan, and there are no current or pending or, to the Knowledge of Peoples, threatened claims (except for individual claims for benefits payable in the ordinary course of operation of the Peoples Benefit Plans), suits or proceedings involving any Peoples Benefit Plan and, to the Knowledge of Peoples, no set of circumstances exists which may reasonably be expected to give rise to any such audits, investigations, claims, suits or proceedings.

(b) Peoples has not contributed to any “multiemployer plan” as defined in Section 3(37) of ERISA.

(c) All contributions required to be made under the terms of any Peoples Benefit Plan have been timely made and all anticipated contributions and binding obligations are accrued monthly on Peoples’ consolidated financial statements to the extent required and in accordance with GAAP. Peoples has expensed and accrued as a liability

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the present value of future benefits in accordance with applicable laws and GAAP. Neither any pension plan nor any single-employer plan of Peoples nor an ERISA Affiliate has an “accumulated funding deficiency,” whether or not waived, within the meaning of Section 412 of the IRC or Section 302 of ERISA and neither Peoples nor an ERISA Affiliate has an outstanding funding waiver. There is not currently pending with the Pension Benefit Guaranty Corporation any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made (other than as might be required with respect to this Agreement and the transactions contemplated thereby) with respect to any plan subject to Title IV of ERISA and to which Peoples or any of its ERISA Affiliates has any liability. Except as set forth in Section 3.12 of the Peoples Disclosure Schedule, Peoples has not provided nor is required to provide security to any plan maintained by Peoples or any of its ERISA Affiliates to which the requirements of Section 4.12 of the IRC applies pursuant to Section 401(a)(29) of the IRC.

(d) Except as set forth in Section 3.12 of the Peoples Disclosure Schedule, none of the execution of this Agreement, shareholder approval of this Agreement or consummation of the Transaction will, except as set forth in Section 3.12 of the Peoples Disclosure Schedule, (i) entitle any employee, consultant or director of Peoples to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or trigger any payment or funding, through a grantor trust or otherwise, of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Peoples Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the Peoples Benefit Plans or (iv) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the IRC, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(e) All required reports and descriptions, including but not limited to Form 5500 annual reports and required attachments, Forms 1099-R, summary annual reports, Forms PBGC-1 and summary plan descriptions, have been filed or distributed appropriately with respect to each Peoples Benefit Plan. All required tax filings with respect to each Peoples Benefit Plan have been made, and any taxes due in connection with such filings have been paid.

(f) Peoples does not maintain any Peoples Benefit Plan or other compensation program or arrangement under which payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the IRC and the regulations issued thereunder.

(g) Each Peoples Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the IRC and complies in both form and operation with the requirements of Section 409A of the IRC.

3.13 Labor Matters. Peoples is not a party to nor is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Peoples the subject of a proceeding asserting that it has committed an unfair labor practice within the meaning of the National Labor Relations Act or seeking to compel Peoples to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it, pending or, to the Knowledge of Peoples, threatened, nor is Peoples aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

Section 3.14 Brokers, Finders and Financial Advisors. Except for Peoples’ engagement of Boenning & Scattergood, Inc. in connection with the transactions contemplated by this Agreement, neither Peoples nor any Peoples Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or, except for its commitments disclosed in Section 3.14 of the Peoples Disclosure Schedule, incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement, which has not been reflected in the Peoples Financials. Section 3.14 of the Peoples Disclosure Schedule shall contain as an exhibit the engagement letter between Peoples and Boenning & Scattergood, Inc.

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Section 3.15 Environmental Matters. To the Knowledge of Peoples, neither Peoples nor any Peoples Subsidiary, nor any properties owned or occupied by Peoples or any Peoples Subsidiary is or has been in violation of or liable under any Environmental Law which violation or liability, individually or in the aggregate, resulted in, or will result, in a Material Adverse Effect with respect to Peoples.

Section 3.16 Allowance for Loan Losses. The allowances for loan losses reflected, and to be reflected, in the Peoples Regulatory Reports, and shown, and to be shown, on the balance sheets contained in the Peoples Financials have been, and will be adequate as of the respective dates, in accordance with the requirements of GAAP and all applicable regulatory criteria.

Section 3.17 Related Party Transactions. Except as disclosed in Section 3.17 of the Peoples Disclosure Schedule, Peoples is not a party to any transaction (including any loan or other credit accommodation but excluding deposits in the ordinary course of business) with any Affiliate of Peoples (except a Peoples Subsidiary); and all such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. Except as set forth on Section 3.17 of the Peoples Disclosure Schedule, no loan or credit accommodation to any Affiliate of Peoples is presently in default or, during the three (3) year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither Peoples nor Peoples Bank has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Peoples Bank is inappropriate.

Section 3.18 Loans.

(a) Each loan reflected as an asset in the Peoples Financial Statements (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect on Peoples.

(b) Section 3.18 of the Peoples Disclosure Schedule sets forth a listing, as of March 31, 2013, by account, of: (i) all loans (including loan participations) of Peoples Bank or any other Peoples Subsidiary that have been accelerated during the past twelve months; (ii) all loan commitments or lines of credit of Peoples Bank or any other Peoples Subsidiary which have been terminated by Peoples Bank or any other Peoples Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (iii) each borrower, customer or other party which has notified Peoples Bank or any other Peoples Subsidiary during the past twelve months of, or has asserted against Peoples Bank or any other Peoples Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of Peoples Bank, each borrower, customer or other party which has given Peoples Bank or any other Peoples Subsidiary any oral notification of, or orally asserted to or against Peoples Bank or any other Peoples Subsidiary, any such claim; (iv) all loans (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (D) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (E) where a specific reserve allocation exists in connection therewith; and (v) all assets classified by Peoples Bank or any Peoples Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets

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currently held that were acquired through foreclosure or in lieu of foreclosure. Except as set forth on Section 3.18 of the Peoples Disclosure Schedule, all loans of Peoples Bank have been classified as of March 31, 2013 in accordance with the loan policies and procedures of Peoples Bank.

(c) Except as set forth on Section 3.18 of the Peoples Disclosure Schedule, all loans receivable (including discounts) and accrued interest entered on the books of Peoples and the Peoples Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Peoples’ or the appropriate Peoples Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be. The loans, discounts and the accrued interest reflected on the books of Peoples and the Peoples Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by Peoples or the appropriate Peoples Subsidiary free and clear of any all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.

(d) The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

(e) Section 3.18 of the Peoples Disclosure Schedule sets forth, as of March 31, 2013, a schedule of all executive officers and directors of Peoples who have outstanding loans from Peoples or Peoples Bank, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

(f) To the Knowledge of Peoples, no shares of Peoples Common Stock were purchased with the proceeds of a loan made by Peoples or any Peoples Subsidiary.

Section 3.19 Peoples Information.

(a) The information relating to Peoples and Peoples Subsidiaries to be provided by Peoples for inclusion in the Proxy Statement-Prospectus, the Registration Statement, any filing by Peoples pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading. The Proxy Statement-Prospectus (except for such portions thereof as relate only to Penseco or the Penseco Subsidiaries) will comply with the provisions of the Exchange Act and the rules and regulations thereunder.

(b) The information, relating to Peoples and Peoples’ Subsidiaries to be provided by Peoples for inclusion in the Applications will, at the time each such document is filed with any Bank Regulator and up to and including the dates of any required regulatory approvals or consents, as such Applications may be amended by subsequent filings, be accurate in all material respects.

Section 3.20 “Well Capitalized”. Peoples Bank is “well capitalized” and to Peoples Knowledge there has not been any event or occurrence since January 1, 2010 that could reasonably be expected to result in a determination that Peoples Bank is not “well capitalized” and “well managed” as determined by the Bank Regulators.
Section 3.21 Investment Securities. Except as set forth on Section 3.21 of the Peoples Disclosure Schedule, to the Knowledge of Peoples, none of the investments reflected in the Peoples Financials under the headings “Securities Available for Sale” and “Securities Held to Maturity” and none of the investments made since January 1, 2012, that would be reflected in those headings if they occurred prior to January 1, 2012, are subject to any restrictions, whether contractual or statutory, that materially impairs the ability of Peoples to freely dispose of the investments

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at any time. All of the investments comply with applicable laws, rules and regulations except with respect to such violations of laws, rules and regulations as would not individually or in the aggregate have a Material Adverse Effect on Peoples.

Section 3.22 Equity Plans and Agreements. Except as set forth in the Peoples Disclosure Schedule, neither Peoples nor any other Peoples Subsidiary, is party to any plan, agreement or arrangement under or pursuant to or in connection with which any Person is entitled to the issuance of any shares of any equity security of Peoples or any Peoples Subsidiary, or any option or warrant for any of the foregoing, or any other equity interest in Peoples or any other Peoples Subsidiary, present, contingent, vested, unvested or otherwise, other than the Peoples Stock-Based Plans, and the plans, agreements and other arrangements described in Section 3.22 of the Peoples Disclosure Schedule. Section 3.22 of the Peoples Disclosure Schedule sets forth, itemized by grant date, the number of specific class, series or other types of shares, interests, or other applicable unit to which each participant, director, officer, employee, recipient, transferee, grantee, or other person or entity may hereinafter be entitled.

Section 3.23 Fiduciary Accounts. Except as set as set forth on Section 3.23 of the Peoples Disclosure Schedule, to the Knowledge of Peoples, Peoples and each Peoples Subsidiary has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Peoples nor any Peoples Subsidiaries, nor any of their respective directors, officers or employees, has committed any material breach of trust or fiduciary duty to the Knowledge of Peoples with respect to any fiduciary account.

Section 3.24 Fairness Opinion. The Peoples board of directors has received a written opinion from Boenning & Scattergood, Inc. (which opinion has not been amended or rescinded as of the date of this Agreement), to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the exchange ratio, is fair, from a financial point of view, to the Peoples shareholders.

Section 3.25 Securities Documents. Except as set forth on Section 3.25 of the Peoples Disclosure Schedule, Peoples has timely filed with or furnished to, as applicable, the Securities Documents required to be filed or furnished by it with the SEC since January 1, 2007 until August 21, 2012. As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Peoples Securities Documents complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC thereunder, applicable to such Peoples Securities Documents. None of the Peoples Securities Documents, including any financial statements, schedules or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Peoples Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC. As of the date of this Agreement, no executive officer of Peoples has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

Section 3.26 Intellectual Property. Peoples and each Peoples Subsidiary owns or possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of Peoples’ or each of the Peoples Subsidiaries’ business, and neither Peoples nor any Peoples Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. Peoples and each Peoples Subsidiary has performed all the material obligations required to be performed, and are not in default in any material respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To Peoples’ Knowledge, the conduct of the business of Peoples and

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each Peoples Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

Section 3.27 State Takeover Statutes. The approval of the Merger by the Peoples Board constitutes the only action necessary to render inapplicable to this Agreement, the Merger, the other transactions contemplated by this Agreement, and compliance with the terms of this Agreement, (i) the restrictions on transactions with “interested shareholders” (as defined in Section 2538 of the BCL) set forth in Section 2538 of the BCL, and (ii) the restrictions on “business combinations” (as defined in Section 2554 of the BCL) set forth in Subchapter F of Chapter 25 of the PBCL, in each case to the extent, if any, such restrictions would otherwise be applicable to this Agreement, the Merger, the other transactions contemplated by this Agreement, or compliance with the terms of this Agreement. No other state takeover or similar statute or regulation, including the Pennsylvania Takeover Disclosure Law or Subchapters E, G, H, I or J of Chapter 25 of the BCL, is applicable to this Agreement, the Merger, the other transactions contemplated by this Agreement, or compliance with the terms of this Agreement.

Section 3.28 Quality of Representations. The representations made by Peoples in this Agreement are true, correct and complete in all material respects and do not omit statements necessary to make the representations not misleading under the circumstances.

ARTICLE IV

COVENANTS OF THE PARTIES

Section 4.01 Conduct of Penseco’s and Peoples’ Business.

(a) From the date of this Agreement to the Closing Date, Penseco and Peoples and each of their respective Subsidiaries will conduct their business and engage in transactions, including extensions of credit, only in the ordinary course of business consistent with past practice and policies, except as otherwise required or contemplated by this Agreement or with the written consent of the other party. Each of Penseco and Peoples will each use its best efforts, and will cause each of its Subsidiaries to use its best efforts, to (i) preserve its business organizations intact, (ii) maintain good relationships with employees, and (iii) preserve for itself the goodwill of its customers and others with whom business relationships exist. From the date hereof to the Closing Date, except as otherwise consented to or approved by the other party in writing or as permitted, required, or contemplated, by this Agreement, or as set forth on Section 4.01 of the Peoples Disclosure Schedule or Section 4.01 of the Penseco Disclosure Schedule, respectively, Penseco and Peoples will not, and will not permit any Subsidiary to:

(i) amend or change any provision of its articles of incorporation or bylaws, except as provided in or contemplated by this Agreement;

(ii) change the number of authorized or issued shares of its capital stock or issue any shares except (A) as provided in or contemplated by this Agreement, and (B) Peoples may issue shares of Peoples Common Stock upon the valid exercise, in accordance with the information set forth in Section 3.02 of the Peoples Disclosure Schedule, of presently outstanding options to acquire Peoples Common Stock;

(iii) issue or grant any option (except in accordance with past practice under the Peoples Benefit Plans and Penseco Benefit Plans, respectively and as specifically delineated on Section 4.01 of the Peoples Disclosure Schedule and Section 4.01 of the Penseco Disclosure Schedule, respectively) warrant, call, commitment, subscription, Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise

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acquire any shares of capital stock, except in accordance with past practice. Provided however, Peoples and Penseco in accordance with applicable law may continue to pay regular quarterly cash dividends of $0.23 per share and $0.42 per share, respectively in accordance and consistent with past practice.

(iv) grant any severance or termination pay to, or, enter into any new or amend any existing employment agreement with any employee, officer, or director, except in accordance with this Agreement and the transactions contemplated therein or applicable law, as set forth in Section 4.01 of the Peoples Disclosure Schedule or Section 4.01 of the Penseco Disclosure Schedule, respectively.

(v) increase the compensation of, any employee, officer or director provided, however, (A) each party may pay salary increases consistent with past practice in such amounts not in excess of five percent (5%) in the aggregate for all employees, officers and directors, (B) each party may pay retention bonuses in an aggregate amount not to exceed $250,000 to such employees whose services are desired in connection with transition activities, and (C) each party may pay their annual bonuses prior to Closing in accordance with their customary and normal practices, but in no event to exceed the aggregate and individual amounts paid for the year 2012 by seven percent (7%).

(vi) merge or consolidate any Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with the collection of any loan or credit arrangement; enter into a purchase and assumption transaction with respect to deposits and liabilities; permit the revocation or surrender by any Subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office;

(vii) sell or otherwise dispose of any capital stock;

(viii) make any sale, assignment, transfer, pledge, hypothecation or other disposition of, or incurrence of any lien with respect to, any assets having a book or market value, whichever is greater, in the aggregate in excess of $100,000, other than pledges of assets to secure Federal Home Loan Bank advances, customer repurchase agreements, or government deposits, sales of assets received in satisfaction of debts previously contracted in the normal course of business, or sale of any security for its investment portfolio, in each case, in the ordinary course of business and consistent with past practice;

(ix) take any action which would result in any of its representations and warranties set forth in this Agreement becoming untrue except as otherwise contemplated or permitted by this Agreement, or in any of the conditions set forth in Article V hereof not being satisfied, except in each case as may be required by applicable law;

(x) change any method, practice or principle of accounting or Tax accounting, except as may be required from time to time by GAAP or any Governmental Entity;

(xi) waive, release, grant or transfer any rights of value or modify or change in any material respect any existing material agreement to which it or any Subsidiary is a party, other than in the ordinary course of business consistent with past practice;

(xii) implement any pension, retirement, profit sharing, bonus, welfare benefit or similar plan or arrangement that was not in effect on the date of this Agreement, or, materially amend any existing plan or arrangement, except in accordance with this Agreement or applicable law as set forth in Section 4.01 of the Peoples Disclosure Schedule or Section 4.01 of the Penseco Disclosure Schedule, respectively.

(xiii) purchase any security for its investment portfolio other than in the ordinary course of business and consistent with past practice;

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(xiv) amend or otherwise modify the underwriting and other lending guidelines and policies in effect as of the date hereof or otherwise fail to conduct its lending activities in the ordinary course of business consistent with past practice;

(xv) enter into, renew, extend or modify any other transaction with any Affiliate, except in the ordinary course of business and which are in compliance with the requirements of applicable laws and regulations;

(xvi) change deposit or loan rates other than in the ordinary course of business consistent with past practice;

(xvii) enter into any interest rate swap, floor or cap or similar commitment, agreement or arrangement, except in the ordinary course of business consistent with past practice;

(xviii) except for the execution of this Agreement, take any action that would give rise to a right of a continuing payment to any individual under any agreement;

(xix) take any action or knowingly fail to take any action, which action or failure to act could reasonably be expected to preclude the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the IRC;

(xx) make, change or revoke any material Tax election or enter into any material agreement or arrangement with respect to Taxes; or

(xxi) agree to do any of the foregoing.

Section 4.02 Access; Confidentiality.

(a) From the date of this Agreement through the Closing Date, Penseco or Peoples, as the case may be, shall afford to, and shall cause each Penseco Subsidiary or Peoples Subsidiary to afford to, the other party and its authorized agents and representatives, reasonable access to their respective properties, assets, books and records and personnel, at reasonable hours and after reasonable notice; and the officers of Penseco and Peoples will furnish any person making such investigation on behalf of the other party with such financial and operating data and other information with respect to the businesses, properties, assets, books and records and personnel as the person making such investigation shall from time to time reasonably request.

(b) Penseco and Peoples each agree to conduct such investigation and discussions hereunder in a manner so as not to interfere unreasonably with normal operations and customer and employee relationships of the other party. Neither party shall be required to provide access to or disclose information where such access or disclosure would violate or prejudice the rights of customers, jeopardize any attorney-client privilege or similar privilege with respect to such information or contravene any law, rule, regulation, decree, order, fiduciary duty or agreement entered into prior to the date hereof.

(c) Except as specifically set forth herein, Penseco and Peoples mutually agree to be bound by the terms of the Confidentiality Agreements previously executed by the parties hereto, which Confidentiality Agreements are hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreements shall continue in accordance with their terms, notwithstanding any termination of this Agreement.

Section 4.03 Regulatory Matters and Consents.

(a) For the purposes of (x) registering Peoples Common Stock to be offered to holders of Penseco Common Stock in connection with the Merger with the SEC under the Securities Act and (y) soliciting proxies for use at the respective shareholder meetings, Peoples shall prepare the Registration Statement, Penseco and Peoples shall jointly draft and prepare a joint proxy statement of Penseco and Peoples and prospectus of Peoples satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the

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Exchange Act (such joint proxy statement/prospectus in the form mailed to the shareholders of Penseco and Peoples, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”). The parties shall use their reasonable best efforts to file the Registration Statement, including the Proxy Statement-Prospectus, with the SEC within forty-five (45) days after the date hereof. Each of Penseco and Peoples shall use their reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and each of Penseco and Peoples shall thereafter promptly mail the Proxy Statement-Prospectus to their respective shareholders. Penseco and Peoples shall use commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and each party shall furnish all information concerning itself and the holders of its common stock as may be reasonably requested in connection with any such action.

(b) Each party shall provide the other with any information concerning itself that the other may reasonably request in connection with the drafting and preparation of the Proxy Statement-Prospectus, and each party shall notify the other promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to the other promptly copies of all correspondence between such party or any of their representatives and the SEC. No filing of the Registration Statement, including any amendment thereto shall be made without the parties each having the opportunity to review, comment on and revise the Registration Statement. Each of Penseco and Peoples agrees to use all reasonable best efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of Penseco Common Stock and Peoples Common Stock entitled to vote at the Meetings at the earliest practicable time.

(c) Each of Penseco and Peoples shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, the parties shall cooperate in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and Peoples shall file an amended Registration Statement with the SEC, and the parties shall mail an amended Proxy Statement-Prospectus to their respective shareholders.

(d) In addition to, and not by way of limitation of, the covenants of the parties set forth in this Section 4.03, the parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, publications and filings (the “Regulatory Materials”), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Penseco and Peoples shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Penseco or Peoples, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

(e) Notwithstanding anything to the contrary in Section 4.03(d), in no event shall Penseco or Peoples be required to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining any necessary permits, consents, approvals and authorizations of any Governmental Entities, that would reasonably be expected to have a Material Adverse Effect on Penseco, Peoples or the Surviving Corporation (any of which, a “Materially Burdensome Regulatory Condition”).

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(f) Penseco and Peoples will use their reasonable best efforts to ensure that the information relating to Penseco and Peoples that is provided by Penseco and Peoples, as applicable, for inclusion in the Proxy Statement-Prospectus or in any Regulatory Materials will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

Section 4.04 Taking of Necessary Action. Peoples and Penseco shall each use its reasonable best efforts in good faith, and each of them shall cause its Subsidiaries to use their reasonable best efforts in good faith, to take or cause to be taken all action necessary or desirable on its part so as to permit completion of the Merger as soon as practicable after the date hereof, including, without limitation, (i) obtaining the consent or approval of each individual, partnership, corporation, association or other business or professional entity whose consent or approval is required or desirable for consummation of the transactions contemplated hereby (including assignment of leases without any change in terms), provided that neither party or its Subsidiaries shall agree to make any payments or modifications to agreements in connection therewith without the prior written consent of the other party, and (ii) requesting the delivery of appropriate opinions, consents and letters from its counsel and independent auditors. No party hereto shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially impair the prospects of completing the Merger pursuant to this Agreement.

Section 4.05 Indemnification; Insurance.

(a) Indemnification. In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of either party or any of their respective Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party to a suit based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or employee of either party, any of their respective Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to (and if after the Effective Time, the Surviving Corporation shall use its best efforts to) defend against and respond thereto to the extent permitted by the BCL and the articles of incorporation and bylaws of such party. On or after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless all prior and then-existing directors, officers, and employees of Peoples, Penseco, Peoples Subsidiaries and Penseco Subsidiaries, against (i) all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement (with the prior approval of Peoples) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Peoples or Penseco or any Peoples Subsidiaries or Penseco Subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time (“Indemnified Liabilities”) and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, to the same extent as such officer, director or employee may be indemnified by Peoples or Peoples Subsidiaries, as the case may be, as of the date hereof including the right to advancement of expenses, provided, however, that any such officer, director or employee may not be indemnified by Peoples if such indemnification is prohibited by applicable law, including but not limited to 12 C.F.R. Part 359, which limits and/or prohibits in certain circumstances, the ability of insured depository institutions, their subsidiaries, and affiliated depository institution holding companies, to enter into contracts to pay and make golden parachute and indemnification payments to institution-affiliated parties.

(b) Insurance. The Surviving Corporation shall maintain a directors’ and officers’ liability insurance policy providing coverage amounts not less than the coverage amounts provided under the Penseco directors and officers’ liability insurance policy and on terms generally no less favorable. Such policy shall cover persons who are currently covered by the Penseco insurance policies for a period of six (6) years after the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to make annual premium payments for such six (6) year period which exceed 200% of the annual premium payment as of December 31, 2012, under

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Penseco’s current policy in effect as of the date of this Agreement (the “Maximum Amount”). If the amount of the premiums necessary to procure such insurance coverage exceeds the Maximum Amount, the Surviving Corporation shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount.

(c) Assumption. In the event that at or after the Effective Time, the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case the successors and assigns of such entity shall assume the obligations set forth in this Section 4.05.

Section 4.06 No Other Bids and Related Matters. So long as this Agreement remains in effect, Penseco and Peoples shall not and shall not authorize or permit any of its directors, officers, employees or agents, to directly or indirectly (i) solicit, initiate or encourage any inquiries relating to, or the making of any proposal which relates to, an Acquisition Proposal, (ii) recommend or endorse an Acquisition Proposal, (iii) participate in any discussions or negotiations regarding an Acquisition Proposal, (iv) provide any third party (other than the other party to this Agreement or an Affiliate of such party) with any nonpublic information in connection with any inquiry or proposal relating to an Acquisition Proposal or (v) enter into an agreement with any other party with respect to an Acquisition Proposal. Penseco and Peoples will immediately cease and cause to be terminated any existing activities, discussions or negotiations previously conducted with any parties other than Penseco and Peoples hereto with respect to any of the foregoing, and will take all actions necessary or advisable to inform the appropriate individuals or entities referred to in this sentence of the obligations undertaken in this Section 4.06. Penseco and Peoples will notify each other orally (within one day) and in writing (as promptly as practicable) if any inquiries or proposals relating to an Acquisition Proposal are received or any such negotiations or discussions are sought to be initiated or continued. Notwithstanding the foregoing, the board of directors of Penseco or Peoples may respond to, in a manner it deems appropriate, recommend or endorse, participate in any discussions, provide any third party with nonpublic information, or enter into an agreement regarding, unsolicited inquiries relating to an Acquisition Proposal, in each case, if the respective board of directors shall have determined, in good faith after consultation with its legal and financial advisors, that the failure to do so may constitute a breach of their fiduciary duties. Nothing contained in this Agreement shall prevent Penseco and Peoples, and their respective Boards of Directors, from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

Section 4.07 Duty to Advise; Duty to Update Disclosure Schedule. Each of Penseco and Peoples shall promptly advise the other party of any change or event having or reasonably likely to have a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants set forth herein. Penseco and Peoples shall update its Disclosure Schedule as promptly as practicable after the occurrence of any event or fact which, if such event or fact had occurred prior to the date of this Agreement, would have been disclosed in such Disclosure Schedule. The delivery of such updated Disclosure Schedule shall not relieve either party from liability for any breach or violation of this Agreement and shall not have any effect for the purposes of determining the satisfaction of the condition set forth in Sections 5.01(c) or 5.02(c).

Section 4.08 Current Information.

(a) Ongoing Communications. During the period from the date of this Agreement to the Effective Time, Penseco and Peoples shall, cause one or more of its designated representatives to confer on a weekly or such other basis as mutually determined, regarding their respective representatives of each other regarding its financial condition, operations and business and matters relating to the completion of the transactions contemplated hereby. Within fifteen (15) days after the end of each month, each party shall provide to the other a consolidated balance sheet and statement of operations for the immediately preceding month. As soon as reasonably available, but in no event more than thirty (30) days after the end of each calendar quarter ending after the date of this Agreement,

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Penseco and Peoples will deliver to the other party its quarterly report, and, as soon as reasonably available, but in no event more than ninety (90) days after the end of each fiscal year ended December 31, Penseco and Peoples will deliver to the other party its annual report.

(b) Board Minutes. Penseco and Peoples shall provide to each other a copy of the minutes (including supporting documentation and schedules) of any meeting of the board of directors or any Subsidiary, or any committee thereof, or any senior management committee, except to the extent the exclusion may be required for the board of directors to exercise its fiduciary duties under Pennsylvania law, but in any event within fifteen (15) days of the meeting of such board or committee to which such minutes relate, except that with respect to any meeting held within fifteen (15) days of the Closing Date, such minutes shall be provided prior to the Closing Date.

(c) During the period commencing on the date of this Agreement and ending on the Effective Time, Peoples and Penseco, within fifteen (15) days after the end of each calendar month, shall provide to the other party, in such electronic format as reasonably requested, investment, loan, deposit and borrowing information, in account and deposit level detail.

(d) During the period commencing on the date of this Agreement and ending on the Effective Time, Peoples and Penseco, within fifteen (15) days of the end of each month, shall provide to the other party a written list of (i) all loans classified by it or any regulatory authority as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List,” or any other classification of similar import (ii) all commercial and mortgage loans classified as “non-accrual,” and (iii) all commercial loans classified as “in substance foreclosed.”

Section 4.09 Phase I Environmental Audit. Penseco and Peoples shall permit Peoples or Penseco, and to the extent such party so elects, at its own expense, to cause a “Phase I Environmental Audit” to be performed at any physical location owned or occupied by the other party or any of its Subsidiaries on the date hereof.

Section 4.10 Shareholders Meetings.

(a) Penseco and Peoples shall promptly take all action necessary to properly call, convene and hold a special meeting of its shareholders as soon as practicable after the date hereof to consider and vote upon a proposal to approve and adopt this Agreement and the transactions contemplated hereby and in the case of Peoples approve and adopt the amended and restated articles of incorporation attached at Exhibit 4 to increase the number of authorized shares of Peoples Common Stock. The board of directors of Penseco and the board of directors of Peoples will recommend that the shareholders of Penseco and Peoples, respectively, approve and adopt this Agreement and the transactions contemplated hereby and in the case of Peoples the amendment and restatement of the articles of incorporation to increase the number of authorized shares of Peoples Common Stock and not withdraw, modify or change in any manner adverse to the other party hereto such favorable recommendation; provided, however, that the board of directors of Penseco or Peoples may withdraw, modify or qualify such recommendation if it shall have determined, in good faith after consultation with its legal and financial advisers, that the failure to do so may constitute a breach of its fiduciary duties and, in such event, may communicate the basis for its withdrawn, modified or qualified recommendation to its shareholders in the Proxy Statement-Prospectus or an appropriate amendment or supplement thereto to the extent required by law.

(b) Each of Penseco and Peoples may postpone or adjourn its respective shareholders meeting to the extent it reasonably believe is necessary to ensure than any supplement or amendment to the Proxy Statement-Prospectus is provided sufficiently in advance of a shareholder vote on this Agreement and the Merger, including, without limitation, in connection with any amendment of the Proxy Statement-Prospectus contemplated by Section 4.03.

Section 4.11 Public Announcements. Each of Penseco and Peoples shall cooperate and shall cause its respective officers, directors, employees and agents to cooperate in good faith, consistent with their respective legal obligations, in the preparation and distribution of, and agree upon the form, substance and timing of, any press release related to this Agreement and the transactions contemplated hereby, and any other public disclosures

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related thereto, including without limitation, communications to shareholders and internal announcements and customer disclosures, but nothing contained herein shall prohibit either party from making any disclosure which its counsel deems necessary under applicable law, or either party from making any disclosure necessary to fulfill its obligations under the Exchange Act.

Section 4.12 Maintenance of Insurance. From the date hereof until the Effective Time, Penseco and Peoples shall maintain, and cause their respective Subsidiaries to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of its properties and the nature of its business.

Section 4.13 Maintenance of Books and Records. From the date hereof until the Effective Time, each of Penseco and Peoples shall maintain, and cause their respective Subsidiaries to maintain, books of account and records in accordance with GAAP applied on a basis consistent with those principles used in preparing the financial statements heretofore delivered in accordance with this Agreement.

Section 4.14 Taxes. Penseco and Peoples shall file, or cause to be filed, all federal, state, and local Tax Returns required to be filed by them or their respective Subsidiaries on or before the date such returns are due (including any extensions) and shall pay or cause to be paid all Taxes shown to be due on such Tax Returns on or before the date such payment is due. All agreements or arrangements the principal purpose of which is Tax sharing or allocation among Peoples and its Subsidiaries or among Penseco and its Subsidiaries, shall be terminated as of the Effective Time.

Section 4.15 Employee Benefits.

(a) Peoples and Penseco shall, before or promptly after the Effective Time, review all benefit plans of Penn Security and Peoples Bank in order to establish the benefit plans to be made available to Peoples Bank and Penn Security employees after the Effective Time (“Benefit Plans”). Peoples’ and Penseco’s review shall take into consideration benefits that were provided to employees under the Peoples Bank and Penn Security Benefit Plans and benefits provided by peer institutions in the establishment of the new, amended, and/or continued benefit plans provided by Peoples or its Subsidiaries to employees after the Effective Time. Peoples or its Subsidiaries shall: (1) provide its employees credit for all years of service with Peoples or Penseco or any of their Subsidiaries and predecessors, as the case may be, prior to the Effective Time for the purpose of eligibility and vesting and provide employees credit for all years of service for benefit accrual for the Penseco or Peoples Benefit Plans; (2) cause any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under Benefit Plans prior to the Effective Time) and eligibility waiting periods under group health plans to be waived with respect to their employees who remain as employees of Peoples or its Subsidiaries (and their eligible dependents) after the Effective Time; and (3) cause to be credited any deductibles incurred by Peoples Bank or Penn Security employees and their beneficiaries and dependents during the portion of the calendar year prior to their participation in the Benefit Plans after the Effective Time with the objective that there be no double counting during the year in which the Effective Time occurs of such deductible. Peoples and Penseco and their Subsidiaries agree to honor, or to cause to be honored, in accordance with their terms, all vested or accrued benefit obligations to, and contractual rights of their current and former employees, including, without limitation, any benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event). In order to accomplish the foregoing, Peoples or its Subsidiary and Penseco or its Subsidiary may amend, freeze, merge or terminate any Benefit Plan of Peoples Bank, Peoples, Penseco, or Penn Security respectively.

(b) This Section 4.15 shall inure to the benefit of and be binding upon the parties hereto and their respective successors, assigns, executors and legal representatives. Nothing in this Section 4.15, express or implied shall require Peoples to maintain any specific Benefit Plan or to guarantee employment of any employee for any period of time after the Effective Time.

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Section 4.16 Affiliate Letters. Penseco shall use its best efforts to cause each person who may be deemed to be an Affiliate of Peoples, to execute and deliver to Peoples as soon as practicable after the date of this Agreement an affiliate’s letter.

Section 4.17 Director Resignations. At the Closing, Peoples shall deliver to Penseco evidence reasonably satisfactory to Penseco of the resignation of any directors of Peoples not serving on the Surviving Corporation board of directors as provided on Exhibit 6 as may be amended by Section 1.02.

Section 4.18 Severance Pay. Peoples shall and shall cause each of its Subsidiaries to use its best efforts to continue the employment of all current employees in positions that will contribute to the successful performance of the combined organization. Provided such employee executes a customary form of release, Peoples or the Surviving Corporation as applicable agrees to and agrees to cause Peoples’ Subsidiaries to provide severance pay, as set forth below, to any full-time, active employee of Peoples or any Peoples Subsidiary or of Penseco or any Penseco Subsidiary whose employment is terminated prior to or within one (1) year after the Effective Time as a result of the transaction contemplated herein if (i) such employee’s position is eliminated, or (ii) such employee is not offered or retained in comparable employment (i.e., a position of generally similar job description, responsibilities, and pay with Peoples or any Peoples Subsidiary and where the employee is not required to commute more than thirty (30) miles more than the employee’s present commute) with Penn Security or any Subsidiary of the Surviving Corporation, excluding any employee (i) who is being paid under an existing employment or change in control agreement or (ii) whose employment is terminated for cause, or (iii) who voluntarily leaves employment with Peoples, Peoples Bank, Penseco or Penn Security prior to the Effective Time. The severance pay to be provided by Peoples or the Surviving Corporation as applicable under this subsection shall equal two (2) weeks pay for each full year of continuous service with a minimum severance benefit of four (4) weeks pay and a maximum severance benefit of twenty-six (26) weeks pay. Terminated employees will have the right to continue coverage under the respective group health plan in accordance with IRC 4980(f). During the severance payment term or until the employee is enrolled in another health plan, whichever occurs first, Peoples or the Surviving Corporation as applicable or their respective Subsidiaries will continue to pay the employer’s share of medical benefits that it pays for its employees generally, provided that any coverage period required under IRC 4980B shall run concurrently with the period that Peoples or their respective Subsidiaries pays the employer’s share of health coverage under this Section 4.18. Employees of Penseco, Peoples, and their respective Subsidiaries shall not be deemed third party beneficiaries of the commitments set forth in this Section 4.18.

Section 4.19 Conduct of the Parties. From the date hereof to the Closing Date, except as otherwise consented to or approved by the other party in writing or as permitted or required by this Agreement, Penseco and Peoples will not take any action that would preclude the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC.

Section 4.20 Dividends. After the date of this Agreement and prior to the Effective Time, each of Penseco and Peoples shall coordinate with the other with respect to the declaration of any regular quarterly dividends in respect of Penseco Common Stock and Peoples Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Penseco Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Penseco Common Stock and any shares of Peoples Common Stock any such holder receives in exchange therefor in the Merger.

Section 4.21 Post-Closing Dividends. For five (5) years after the Effective Time, the Surviving Corporation shall continue to pay a quarterly cash dividend in an amount no less than $.31 per share, provided sufficient funds are legally available therefore and that Peoples and its Subsidiary bank remains “well-capitalized” in accordance with applicable regulatory guidelines, unless the board of directors of the Surviving Corporation determine otherwise in accordance with their fiduciary duties upon the approval of at least 80% of the directors.

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Section 4.22 Corporate Name. For three (3) years after the Effective Time, Peoples shall not change the corporate name from “Peoples Financial Services Corporation” unless the board of directors of Peoples shall determine otherwise upon approval of at least 80% of the directors.

Section 4.23 Bank Name. For three (3) years after the Effective Time, the surviving bank under the Bank Plan of Merger shall be named Peoples Security Bank and Trust Company and shall not change its name unless the board of directors of Peoples and its Subsidiary Bank shall determine otherwise upon approval of at least 80% of the directors of each entity.

Section 4.24 Nasdaq Listing. The parties covenant and agree to use their commercially reasonable best efforts to maintain a listing for trading of Peoples Common Stock on the NASDAQ Global Market at or as soon as reasonably practical after the Effective Time unless the board of directors of the Surviving Corporation determine otherwise upon the approval of at least 80% of the directors.

Section 4.25 Headquarters; Operations Locations. For three (3) years after the Effective Time, (i) the headquarters of the Surviving Corporation and the resulting institution of the Bank Merger will be located in Scranton, Pennsylvania; (ii) the deposit operations and data processing of the Surviving Corporation and the resulting institution of the Bank Merger will be located in Hallstead, Pennsylvania; and (iii) the loan operations of the Surviving Corporation and the resulting institution of the Bank Merger will be located in Scranton, Pennsylvania; unless the board of directors of Peoples and its Subsidiary Bank determine otherwise upon the approval of at least 80% of the directors of each entity.

Section 4.26 Dividend Reinvestment Plan. Prior to the Effective Time, Penseco shall take all such necessary action to suspend the acceptance of dividends and other contributions of participants in its dividend reinvestment plan (“DRIP”), terminate the DRIP and distribute all shares of Penseco Common Stock and the value of all cash held in participant’s plan accounts in accordance with the terms of the DRIP. Prior to the Effective Time Peoples shall take all such necessary action to suspend the acceptance of dividends and other contributions of participants in its DRIP until the Effective Time.

ARTICLE V

CONDITIONS

5.01 Conditions to Penseco’s Obligations under this Agreement. The obligations of Penseco hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by Penseco pursuant to Section 7.03 hereof:

(a) Approval by Penseco’s and Peoples’ Shareholders. This Agreement shall have been approved and adopted by the shareholders of Penseco and Peoples by such vote as is required by the BCL and their respective articles of incorporation and bylaws.

(b) Representations and Warranties. The representations and warranties of Peoples set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as to any representation or warranty where the breach of the representation or warranty would not, either individually or in the aggregate, constitute a Material Adverse Effect on Peoples or the Surviving Corporation. Penseco shall have received a certificate signed on behalf of Peoples by the Chief Executive Officer and Chief Financial Officer of Peoples to the foregoing effect.

(c) Performance of Obligations of Peoples. Peoples shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Penseco shall have received a certificate signed on behalf of Peoples by the Chief Executive Officer and the Chief Financial Officer of Peoples to the foregoing effect.

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(d) Approvals of Governmental Entities. Procurement by Penseco and Peoples of all requisite approvals and consents of all Governmental Entities and the expiration of the statutory waiting period or periods relating thereto for all requisite approvals and consents for the transactions contemplated hereby remain in full force and effect, and no such approval or consent shall have imposed any condition, restriction, or requirement which the board of directors of Penseco determines in good faith would individually or in the aggregate materially and adversely affect the economic or business benefits to Penseco of the transactions contemplated hereby, the business or financial conditions of Penseco on a consolidated basis, or the business presently operated by or projected to be operated by, Penseco, Peoples, Penn Security, Peoples Bank, or any other Peoples or Penseco Subsidiary.

(e) No Injunction. There shall not be in effect any order, decree or injunction of a court of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated hereby. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the completion of either of the transactions contemplated hereby.

(f) Registration Statement. The Registration Statement shall be effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement and all approvals deemed necessary by Penseco’s counsel from state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement shall have been obtained.

(g) Tax Opinion. Penseco shall have received an opinion of Pepper Hamilton LLP, counsel to Penseco, dated as of the Closing Date, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion the Merger will be treated as reorganization within the meaning of Section 368(a) of the IRC. In rendering its opinion, such counsel may require and rely upon customary representations contained in certificates of officers of Penseco, Peoples and their respective Subsidiaries, reasonably satisfactory in form and substance to such counsel.

(h) Third Party Consents. Penseco and Penn Security shall have received all consents and authorizations of landlords and other persons that are necessary to permit the Merger to be consummated without the violation of any lease or other material agreement to which Peoples or Peoples Bank is a party or by which any of its properties are bound.

(i) Articles of Incorporation. Peoples’ shareholders shall have approved and adopted the amended and restated articles of incorporation in the form attached as Exhibit 4 to increase the number of authorized shares of Peoples Common Stock and the amended and restated articles of incorporation shall have been filed with the PDS no later than the Effective Time and the amended and restated articles of incorporation shall have been filed with the PDS no later than the Effective Time.

(j) Dissenting Shares. No more than seven percent (7%) of the issued and outstanding shares of Peoples or Penseco, if applicable, shall be Dissenting Shares.

(k) No Material Adverse Change. No change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent, or otherwise), operations, business prospects, liquidity, income or financial condition of Peoples or the Peoples Subsidiaries shall have occurred since the date of this Agreement, which has had or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

5.02 Conditions to Peoples’ Obligations under this Agreement. The obligations of Peoples hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by Peoples pursuant to Section 7.03 hereof:

(a) Approval by Penseco’s and Peoples’ Shareholders. This Agreement shall have been approved and adopted by the shareholders of Penseco and Peoples by such vote as is required by the BCL and their respective articles of incorporation and bylaws.

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(b) Representations and Warranties. The representations and warranties of Penseco set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as to any representation or warranty where the breach of the representation or warranty would not, either individually or in the aggregate, constitute a Material Adverse Effect on Penseco. Peoples shall have received a certificate signed on behalf of Penseco by the Chief Executive Officer and Principal Financial Officer of Penseco to the foregoing effect.

(c) Performance of Obligations of Penseco. Penseco shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Peoples shall have received a certificate signed on behalf of Penseco by the Chief Executive Officer and the Principal Financial Officer of Penseco to the foregoing effect.

(d) Approvals of Governmental Entities. Procurement by Peoples and Penseco of all requisite approvals and consents of all Governmental Entities and the expiration of the statutory waiting period or periods relating thereto for the transactions contemplated hereby; all requisite approvals and consents for the transactions contemplated hereby remain in full force and effect; and no such approval or consent shall have imposed any condition, restriction, or requirement which the board of directors of Peoples determines in good faith would individually or in the aggregate materially and adversely affect the economic or business benefits to Peoples of the transactions contemplated hereby, the business or financial conditions of Peoples on a consolidated basis, or the business presently operated by or projected to be operated by Peoples, Penseco, Peoples Bank, Penn Security and any other Peoples or Penseco Subsidiary. Specifically, no approval shall have limited, restricted or not permitted the payment or the ability of Peoples to pay the quarterly cash dividend per share after the Effective Time in an amount, time, duration, frequency or means contemplated under Section 4.20 of this Agreement.

(e) No Injunction. There shall not be in effect any order, decree or injunction of a court or of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated hereby. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the completion of either of the transactions contemplated hereby.

(f) Registration Statement. The Registration Statement and no stop order suspending the effectiveness of the Registration Statement shall have been issued and shall be effective under the applicable federal and state securities laws, and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement or to prohibit the issuance of Peoples Common Stock to Penseco shareholders; and all approvals deemed necessary by Peoples’ counsel from state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement shall have been obtained.

(g) Tax Opinion. Peoples shall have received an opinion of Bybel Rutledge LLP, special counsel to Peoples, dated as of the Closing Date, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion the Merger will be treated as reorganization within the meaning of Section 368(a) of the IRC. In rendering its opinion, such counsel or firm may require and rely upon customary representations contained in certificates of officers of Penseco, Peoples and their respective Subsidiaries, reasonably satisfactory in form and substance to such counsel.

(h) Third Party Consents. Peoples and Peoples Bank shall have received all consents and authorizations of landlords and other persons that are necessary to permit the Merger to be consummated without the violation of any lease or other material agreement to which Penseco or Penn Security is a party or by which any of its properties are bound.

(i) Articles of Incorporation. Peoples’ shareholders shall have approved and adopted the amended and restated articles of incorporation in the form attached as Exhibit 4 to increase the number of authorized shares of Peoples Common Stock and the amended and restated articles of incorporation shall have been filed with the PDS no later than the Effective Time.

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(j) Dissenting Shares. No more than seven (7) percent of the issued and outstanding shares of Peoples or Penseco, if applicable shall be Dissenting Shares.

(k) No Material Adverse Change. No change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent, or otherwise), operations, business prospects, liquidity, income or financial condition of Penseco or the Penseco Subsidiaries shall have occurred since the date of this Agreement, which has had or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

ARTICLE VI

TERMINATION, WAIVER AND AMENDMENT

Section 6.01 Termination. This Agreement may be terminated on or at any time prior to the Closing Date:

(a) By the mutual written consent of the parties hereto;

(b) By Peoples or Penseco:

(i) if the Closing Date shall not have occurred on or before March 31, 2014, unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe in any material respect its agreements set forth in this Agreement required to be performed or observed by such party on or before the Closing Date;

(ii) if either party has received a final unappealable administrative order from a Governmental Entity whose approval or consent has been requested that such approval or consent will not be granted, or will not be granted absent the imposition of terms and conditions which would not permit satisfaction of the conditions set forth at Section 5.01 or 5.02 hereof, unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe in any material respect its agreements set forth herein required to be performed or observed by such party on or before the Closing Date;

(c) by Penseco in writing if Peoples has, or by Peoples in writing if Penseco has, in any material respect, breached (i) any material covenant or undertaking contained herein or (ii) any representation or warranty contained herein, which in the case of a breach by Peoples would have a Material Adverse Effect on Peoples or in the case of a breach by Penseco would have a Material Adverse Effect on Penseco, in any case, if such breach has not been substantially cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Effective Time unless on such date such breach no longer causes a Material Adverse Effect;

(d) by either Peoples or Penseco if its shareholder meeting shall have occurred and its shareholders shall have not approved this Agreement by the requisite vote; provided, however, that no termination right shall exist hereunder if prior to such shareholder vote the board of directors of the party whose shareholders failed to approve this Agreement shall have otherwise withdrawn, modified or changed in a manner adverse to the other party its approval or recommendation of this Agreement and the transactions contemplated thereby;

(e) by either Peoples or Penseco, if its board of directors shall have determined in good faith after consultation with its legal and financial advisers, taking into account, all relevant factors, including, without limitation all legal, financial, regulatory and other aspects of the unsolicited Acquisition Proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, that failure to agree to or endorse an Acquisition Proposal and terminate this Agreement may constitute a breach of their fiduciary duties; provided however, that this Agreement may be terminated pursuant to this Section 6.01(e) only after the fifth business day following written notice to the other party (which notice shall specify the material terms and conditions of any such Acquisition Proposal, including the identity of the party making such Acquisition Proposal, and such notice shall also include a copy of the relevant proposed

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transaction agreements with the party making such Acquisition Proposal and other material documents) advising the other party that the party is prepared to accept such Acquisition Proposal (it being agreed that the delivery of such notice shall not entitle the terminating party to terminate this Agreement pursuant to this Section 6.01(e) or any other provision of this Agreement) and only if (i) during such ten (10) business day period, the terminating party has caused its financial and legal advisors to negotiate with the non-terminating party in good faith (to the extent the other party chooses to negotiate) to make such adjustments in the terms and conditions of this Agreement such that the terminating party no longer believes it has to terminate this Agreement in order to comply with its fiduciary duties, and (ii) the terminating party has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with its financial and legal advisers, that it must enter into the Acquisition Proposal even after giving effect to the adjustments proposed by the non-terminating party and further provided that such termination shall not be effective until the terminating party has paid the Termination Fee to the non-terminating party;

(f) by Penseco, if the Penseco board of directors so determines by a majority vote of its members, at any time during the five (5) business day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i) the Peoples Determination Date Market Share Price shall be less than the Initial Peoples Market Share Price multiplied by 0.75; and

(ii) (A) the quotient obtained by dividing the Peoples Determination Date Market Share Price by the Initial Peoples Market Share Price (such quotient being the “Peoples Ratio”) shall be less than (B) subtracting 0.25 from the quotient obtained by dividing Final Index Price by the Initial Index Price (which amount shall be the “Index Ratio”); or

For purposes of this Section 6.01(f), the following terms shall have the meanings indicated below:

“Determination Date” shall mean the later of (i) the date on which the last required approval of a Governmental Entity is obtained with respect to the transactions contemplated by the Agreement without regard to any requisite waiting period (ii) the date of the Peoples Shareholders’ Meeting.

“Final Index Price” means the closing price of the Nasdaq Bank Index as of the Determination Date.

“Index Group” means the Nasdaq Bank Index.

“Index Ratio” means the quotient obtained by dividing the Final Index Price by the Initial Index Price.

“Initial Index Price” means the closing price of the Nasdaq Bank Index as of the Starting Date.

“Initial Peoples Market Share Price” means $34.90 per share.

“Peoples Determination Date Market Share Price” shall be Peoples Market Share Price ending on the Determination Date.

“Peoples Ratio” means the quotient obtained by dividing Peoples Determination Date Market Share Price by the Initial Peoples Market Share Price.

“Starting Date” means the last trading day before the date of this Agreement.

The party desiring to terminate this Agreement pursuant to any clause of this Section 6.01 (other than Section 6.01(a)) shall give written notice of such termination to the other party specifying the provision or provisions hereof pursuant to which such termination is effected.

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Section 6.02 Effect of Termination. If this Agreement is terminated pursuant to Section 6.01 hereof, this Agreement shall forthwith become void (other than Section 4.02(c) and Section 7.01 hereof, which shall remain in full force and effect), and there shall be no further liability on the part of Peoples or Penseco to the other, except for any liability arising out of any uncured willful material breach of any covenant or other agreement contained in this Agreement, any fraudulent breach of a representation or warranty. Nothing contained in this Section 6.02 shall be deemed to prohibit Peoples or Penseco from maintaining an action against a third party for tortious interference or otherwise.

ARTICLE VII

MISCELLANEOUS

Section 7.01 Expenses.

(a) Except as set forth in Section 7.01(b),(c), and(d), each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and legal counsel.

(b) If (i) this Agreement is terminated by either party pursuant to Section 6.01(c), then the non-terminating party shall be liable to the other for actual out-of-pocket costs and expenses, including without limitation, the reasonable fees and expenses of financial consultants, accountants, and legal counsel, incurred by such other party in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder (“Expenses”); provided, however, liability of the non-terminating party for expenses pursuant to this Section 7.01(b) shall not exceed Six Hundred Thousand Dollars ($600,000). The payment of Expenses shall constitute an exclusive remedy and upon delivery of such payment, the non-terminating party shall have no further obligations to the terminating party pursuant to this Agreement.

(c) If Penseco fails to complete the Merger after the occurrence of one of the following events, and Peoples shall not be in material breach of this Agreement, Penseco shall within one business day of the event, pay Peoples by wire transfer of immediately available funds a fee of Three Million Seven Hundred Thousand Dollars ($3,700,000) (the “Penseco Termination Fee”):

(i) Penseco terminates this Agreement pursuant to Section 6.01(e) hereof;

(ii) a Person or group (as that term is defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder), other than Peoples or an Affiliate of Peoples, enters into an agreement, letter of intent or memorandum of understanding with Penseco or any Penseco Subsidiary which relates to an Acquisition Proposal;

(iii) Penseco authorizes, recommends or publicly proposes, or publicly announces an intention to authorize, recommend or propose, an agreement to enter into an Acquisition Proposal;

(iv) the Penseco shareholders fail to approve this Agreement at the Penseco meeting of shareholders, or the Penseco meeting of shareholders is cancelled, if prior to the shareholder vote or cancellation:

(A) the Penseco board of directors shall have recommended that the shareholders of Penseco approve or accept an Acquisition Proposal with any Person other than Peoples or an Affiliate of Peoples; or

(B) Penseco shall have materially breached its obligation under Section 4.10 by failing to call, give notice of, convene and hold the Penseco meeting of shareholders in accordance with Section 4.10;

(v) the Penseco meeting of shareholders is cancelled, if prior to the cancellation any Person or group (as that terms is defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder), other than Peoples or an Affiliate of Peoples, shall have publicly announced, communicated or made known its intention,

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whether or not conditional, to make an Acquisition Proposal and shall not have publicly withdrawn such announcement, communication or intention at least thirty (30) days prior to the Penseco meeting of shareholders and within twelve (12) months after such event Penseco or any Penseco Subsidiary enters into any term sheet, letter of intent, agreement or similar type agreement with such Person which relates to an Acquisition Proposal; or

(vi) the Penseco shareholders fail to approve the Agreement at the Penseco Shareholders’ Meeting, if prior to the shareholder vote any Person or group (as that terms is defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder), other than Peoples or an Affiliate of Peoples, shall have publicly announced, communicated or made known its intention, whether or not conditional, to make an Acquisition Proposal and shall not have publicly withdrawn such announcement, communication or intention at least 30 days prior to the Penseco meeting of shareholders and within twelve (12) months after such event Penseco or any Penseco Subsidiary enters into any term sheet, letter of intent, agreement or similar type agreement with such Person which relates to an Acquisition Proposal.

(d) If Peoples fails to complete the Merger after the occurrence of one of the following events, and Penseco shall not be in material breach of this Agreement, Peoples shall within one business day of the event, pay Penseco by wire transfer of immediately available funds a fee of Three Million Seven Hundred Thousand Dollars ($3,700,000) (the “Peoples Termination Fee”):

(i) Peoples terminates this Agreement pursuant to Section 6.01(e) hereof;

(ii) a Person or group (as that term is defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder), other than Penseco or an Affiliate of Penseco, enters into an agreement, letter of intent or memorandum of understanding with Peoples or any Peoples Subsidiary which relates to an Acquisition Proposal;

(iii) Peoples authorizes, recommends or publicly proposes, or publicly announces an intention to authorize, recommend or propose, an agreement to enter into an Acquisition Proposal;

(iv) the Peoples shareholders fail to approve this Agreement at the Peoples meeting of shareholders, or the Peoples meeting of shareholders is cancelled, if prior to the shareholder vote or cancellation:

(A) the Peoples board of directors shall have recommended that the shareholders of Peoples approve or accept an Acquisition Proposal with any Person other than Penseco or an Affiliate of Penseco; or

(B) Peoples shall have materially breached its obligation under Section 4.10 by failing to call, give notice of, convene and hold the Peoples meeting of shareholders in accordance with Section 4.10;

(v) the Peoples meeting of shareholders is cancelled, if prior to the cancellation any Person or group (as that terms is defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder), other than Penseco or an Affiliate of Penseco, shall have publicly announced, communicated or made known its intention, whether or not conditional, to make an Acquisition Proposal and shall not have publicly withdrawn such announcement, communication or intention at least 30 days prior to the Peoples meeting of shareholders and within twelve (12) months after such event Peoples or any Peoples Subsidiary enters into any term sheet, letter of intent, agreement or similar type agreement with such Person which relates to an Acquisition Proposal; or

(vi) the Peoples shareholders fail to approve the Agreement at the Peoples meeting of shareholders, if prior to the shareholder vote any Person or group (as that terms is defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder), other than Penseco or an Affiliate of Penseco, shall have publicly announced, communicated or made known its intention, whether or not conditional, to make an Acquisition Proposal and shall not have publicly withdrawn such announcement, communication or intention at least thirty (30) days prior to the Peoples meeting of shareholders and within twelve (12) months after such event Peoples or any Peoples Subsidiary enters into any term sheet, letter of intent, agreement or similar type agreement with such Person which relates to an Acquisition Proposal.

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Peoples and Penseco agree that the amount of losses that each would incur in such event are not reasonably capable of estimation, that the Peoples Termination Fee and the Penseco Termination Fee are a reasonable estimation and liquidation thereof under the circumstances, and that neither party would enter into this Agreement without this provision. In the event a court would otherwise determine that the Peoples Termination Fee or the Penseco Termination Fee would be unenforceable in whole or part on the grounds that it is excessive, the amount of the Peoples Termination Fee or the Penseco Termination Fee shall be reduced to the maximum amount consistent with enforceability of this Section 7.01 and this Section 7.01 shall otherwise be reformed and construed so that it shall be enforceable as nearly consistent as possible with its original intent.

Section 7.02 Non-Survival. All representations, warranties and, except to the extent specifically provided otherwise herein, agreements and covenants, other than those covenants that by their terms are to be performed after the Effective Time, including without limitation the covenants set forth in Sections 1.02(c), (d), and (g), 4.05, 4.15, 4.17, 4.18, 4.21, 4.22, 4.23, 4.24, and 4.25 hereof, which will survive the Merger, shall terminate on the Closing Date.

Section 7.03 Amendment, Extension and Waiver. Subject to applicable law, at any time prior to the consummation of the transactions contemplated by this Agreement, the parties may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of either party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained in Articles IV and V hereof or otherwise, provided that any amendment, extension or waiver granted or executed after shareholders of Penseco or Peoples have approved this Agreement shall not modify either the amount or the form of the consideration to be provided hereby to holders of Penseco Common Stock upon consummation of the Merger or otherwise materially adversely affect the shareholders of Penseco or Peoples without the approval of the shareholders who would be so affected. This Agreement may not be amended except by an instrument in writing authorized by the respective boards of directors and signed, by duly authorized officers, on behalf of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by a duly authorized officer on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 7.04 Entire Agreement. This Agreement, including the documents and other writings referred to herein or delivered pursuant hereto, contains the entire agreement and understanding of the parties with respect to its subject matter. This Agreement supersedes all prior arrangements and understandings between the parties, both written or oral with respect to its subject matter. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors; provided, however, that nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities.

Section 7.05 No Assignment. Neither party hereto may assign any of its rights or obligations hereunder to any other person, without the prior written consent of the other party hereto.

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Section 7.06 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by prepaid registered or certified mail (return receipt requested), or sent by telecopy, addressed as follows:

(a)	If to Peoples, to:

Peoples Financial Services Corporation
82 Franklin Avenue
PO Box A
Hallstead, PA 18822

	Attention:	Alan W. Dakey, President & Chief Executive Officer
	Telecopy No.:	570-879-4372
	Email:	AlanD@peoplesnatbank.com

With copy to:

Bybel Rutledge LLP
1017 Mumma Road, Suite 302
Lemoyne, PA 17043

	Attention:	Nicholas Bybel, Jr., Esquire
Nicole S. Kaylor, Esquire
	Telecopy No.:	717-731-8205
	Email:	bybel@bybelrutledge.com
kaylor@bybelrutledge.com

(b)	If to Penseco, to:

Penseco Financial Services Corporation
150 North Washington Avenue
Scranton, PA 18503

	Attention:	Craig W. Best, President & Chief Executive Officer
	Telecopy No.:	570-961-3738
	Email:	C.Best@pennsecurity.com

With copy to:

Pepper Hamilton LLP
Suite 400
301 Carnegie Center
Princeton, NJ 08543

	Attention:	Donald R. Readlinger, Esquire
	Telecopy No.:	609-452-1148
	Email:	readlingerd@pepperlaw.com

Section 7.07 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

Section 7.08 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. This Agreement shall become binding when one or more counterparts hereof individually or taken together, shall bear the signature of all the persons reflected hereon as the signatures. A facsimile, electronic, or similar reproduction of a signature by one or any of the undersigned shall be treated as an execution in writing for purposes of the execution of this Agreement.

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Section 7.09 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

Section 7.10 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic internal law (including the law of conflicts of law) of the Commonwealth of Pennsylvania.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ATTEST:	PEOPLES FINANCIAL SERVICES CORPORATION

/s/ Debra E. Dissinger	By	/s/ Alan W. Dakey
Alan W. Dakey
President and Chief Executive Officer

ATTEST:	PENSECO FINANCIAL SERVICES CORPORATION

/s/ D. William Hume	By	/s/ Craig W. Best
Craig W. Best
President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

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Exhibit 1

FORM OF PENSECO FINANCIAL SERVICES CORPORATION LETTER

AGREEMENT

June 28, 2013

Peoples Financial Services Corp.

82 Franklin Avenue

PO Box A

Hallstead, PA 18822

Ladies and Gentlemen:

Peoples Financial Services Corp. (“Peoples”) and Penseco Financial Services Corporation (“Penseco”) are entering into concurrently herewith an Agreement and Plan of Merger to be dated as of June 28, 2013 (the “Agreement”).

Pursuant to the proposed Agreement, and subject to the terms and conditions set forth therein: (a) Penseco will merge with and into Peoples, with Peoples surviving the merger (the “Merger”); and (b) shareholders of Penseco will receive shares of Peoples common stock in exchange for their shares of Penseco common stock owned on the closing date, plus cash in lieu of fractional share interests.

I understand that Peoples is requiring, as a condition to its execution and delivery to Penseco of the Agreement, that I execute and deliver to Peoples this Letter Agreement.

Intending to be legally bound hereby, I irrevocably agree and represent as follows:

1. I agree to be present (in person or by proxy) at all meetings of shareholders of Penseco called to vote for approval of the Agreement and the transactions contemplated thereby, so that all shares of Penseco common stock over which I have or exercise sole or shared voting power, including those held in a voting trust, individually or, to the extent of my proportionate interest, jointly with other persons, but excluding any shares for which I act as a fiduciary, other than those which are held in individual retirement accounts for my own benefit (collectively, my “Covered Shares”) will be counted for the purpose of determining the presence of a quorum at such meetings.

2. I agree to vote, or cause to be voted, (a) for approval and adoption of the Agreement and the transactions contemplated thereby, and (b) against any action that is intended, or could reasonably be expected to impede, interfere with, delay, postpone, or adversely affect the transaction contemplated in the Agreement, all Covered Shares over which I exercise sole voting power, and I will use my reasonable efforts to cause all Covered Shares over which I share voting power, including those held in a voting trust jointly with other persons, to be voted for in the same manner.

3. I hereby revoke any and all previous proxies granted with respect to the Covered Shares and grant to the proxy holder designated by Peoples a proxy to vote the Covered Shares as indicated in paragraph 1 above, which proxy will be irrevocable and coupled with an interest, and I agree to take such further actions and execute such other instruments as may be necessary to effectuate the intent of this proxy, provided that this proxy will expire automatically and without further action upon termination of this Letter Agreement.

4. Through the earlier of (a) the receipt of the requisite approval of the Agreement and the transactions contemplated thereby by the shareholders of Penseco, and (b) termination of the Agreement in accordance with its terms, I agree not to offer, sell, transfer or otherwise dispose of any Covered Shares; provided, however, that I may make a bona fide gift of shares or transfer of shares for estate planning or similar purposes prior to that date as long as the recipient agrees to vote such shares for approval and adoption of the Agreement and agrees, in writing, to be bound by all the terms hereof as if an original signatory hereto.

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5. I hereby represent that I own of record or beneficially, good and valid title to the Covered Shares free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests, voting trusts or agreements, or impositions, except as expressly disclosed herein.

6. Peoples recognizes that, with respect to any Covered Shares which have been pledged to a third party (as specifically identified below), I may not be able to control the voting or disposition of such shares if contrary to the terms of such pledge, and that any act or failure to act on my part which is required by such pledge shall not be deemed a violation hereof.

7. For three (3) years after the Effective Time (as defined in the Agreement), provided I am a member of the Peoples board of directors, I agree to vote or cause to be voted my Covered Shares for the nominees whom the board of directors of Peoples recommends for election to the board of directors of Peoples.

8. I represent that I have the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

9. Irreparable damage would occur in the event any of the provisions of this Letter Agreement are not performed in accordance with the terms hereof, and therefore Peoples shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity to which it may be entitled.

The agreements contained in this Letter Agreement shall apply to me solely in my capacity as a shareholder of Penseco, and no agreement contained in this Letter Agreement shall apply to me in my capacity as a director, officer or employee of Penseco or in any other fiduciary capacity, other than as a fiduciary of a trust of which I am a beneficiary. In addition, nothing contained in this Letter Agreement shall be deemed to apply to, or limit in any manner, my obligations to comply with my fiduciary duties as an officer or director, as applicable, of Penseco.

This Letter Agreement shall be effective upon acceptance by Peoples. Nothing herein shall be deemed to vest in Peoples any direct or indirect ownership or incidence of ownership of or with respect to any shares of common stock of Penseco.

Except for paragraph 7, which shall survive for three (3) years after the Effective Time (as defined in the Agreement), this Letter Agreement shall terminate concurrently with, and be of no further force and effect concurrently with, and automatically upon the earlier to occur of (a) the consummation of the Merger, and (b) any termination of the Agreement in accordance with its terms, except that any such termination shall be without prejudice to Peoples’ rights arising out of any willful breach of any covenant or representation contained herein.

Very truly yours,

Witness:	Name

Number of pledged Covered Shares, if any

Accepted :

PEOPLES FINANCIAL SERVICES CORP.

By:
Alan W. Dakey
President and Chief Executive Officer

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Exhibit 2

FORM OF PEOPLES FINANCIAL SERVICES CORP. LETTER AGREEMENT

June 28, 2013

Penseco Financial Services Corporation

150 North Washington Avenue

Scranton, PA 18503

Ladies and Gentlemen:

Peoples Financial Services Corp. (“Peoples”) and Penseco Financial Services Corporation (“Penseco”) are entering into concurrently herewith an Agreement and Plan of Merger to be dated as of June 28, 2013 (the “Agreement”).

Pursuant to the proposed Agreement, and subject to the terms and conditions set forth therein: (a) Penseco will merge with and into Peoples, with Peoples surviving the merger (the “Merger”); and (b) shareholders of Penseco will receive shares of Peoples common stock in exchange for their shares of Penseco common stock owned on the closing date plus cash in lieu of fractional share interests.

I understand that Penseco is requiring, as a condition to its execution and delivery to Peoples of the Agreement, that I execute and deliver to Penseco this Letter Agreement.

Intending to be legally bound hereby, I irrevocably agree and represent as follows:

1. I agree to be present (in person or by proxy) at all meetings of shareholders of Peoples called to vote for approval of the Agreement and the transactions contemplated thereby, so that all shares of Peoples common stock over which I have or exercise sole or shared voting power, including those held in a voting trust, individually or, to the extent of my proportionate interest, jointly with other persons, but excluding any shares for which I act as a fiduciary, other than those which are held in individual retirement accounts for my own benefit (collectively, my “Covered Shares”) will be counted for the purpose of determining the presence of a quorum at such meetings.

2. I agree to vote, or cause to be voted, (a) for approval and adoption of the Agreement and the transactions contemplated thereby, and (b) against any action that is intended, or could reasonably be expected to impede, interfere with, delay, postpone, or adversely affect the transaction contemplated in the Agreement, all Covered Shares over which I exercise sole voting power, and I will use my reasonable efforts to cause all Covered Shares over which I share voting power, including those held in a voting trust jointly with other persons, to be voted for in the same manner.

3. I hereby revoke any and all previous proxies granted with respect to the Covered Shares and grant to the proxy holder designated by Peoples a proxy to vote the Covered Shares as indicated in paragraph 1 above, which proxy will be irrevocable and coupled with an interest, and I agree to take such further actions and execute such other instruments as may be necessary to effectuate the intent of this proxy, provided that this proxy will expire automatically and without further action upon termination of this Letter Agreement.

4. Through the earlier of (a) the receipt of the requisite approval of the Agreement and the transactions contemplated thereby by the shareholders of Peoples, and (b) termination of the Agreement in accordance with its terms, I agree not to offer, sell, transfer or otherwise dispose of any Covered Shares; provided, however, that I may make a bona fide gift of shares or transfer of shares for estate planning or similar purposes prior to that date as long as the recipient agrees to vote such shares for approval and adoption of the Agreement and agrees, in writing, to be bound by all the terms hereof as if an original signatory hereto.

5. I hereby represent that I own of record or beneficially, good and valid title to the Covered Shares free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests, voting trusts or agreements, or impositions, except as expressly disclosed herein.

58

Exhibit 2

6. Penseco recognizes that, with respect to any Covered Shares which have been pledged to a third party (as specifically identified below), I may not be able to control the voting or disposition of such shares if contrary to the terms of such pledge, and that any act or failure to act on my part which is required by such pledge shall not be deemed a violation hereof.

7. For three (3) years after the Effective Time (as defined in the Agreement), provided I am a member of the Peoples board of directors, I agree to vote or cause to be voted my Covered Shares for the nominees whom the board of directors of Peoples recommends for election to the board of directors of Peoples.

8. I represent that I have the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

9. Irreparable damage would occur in the event any of the provisions of this Letter Agreement are not performed in accordance with the terms hereof, and therefore Penseco shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity to which it may be entitled.

The agreements contained in this Letter Agreement shall apply to me solely in my capacity as a shareholder of Peoples, and no agreement contained in this Letter Agreement shall apply to me in my capacity as a director, officer or employee of Peoples or in any other fiduciary capacity, other than as a fiduciary of a trust of which I am a beneficiary. In addition, nothing contained in this Letter Agreement shall be deemed to apply to, or limit in any manner, my obligations to comply with my fiduciary duties as an officer or director, as applicable, of Peoples.

This Letter Agreement shall be effective upon acceptance by Penseco. Nothing herein shall be deemed to vest in Penseco any direct or indirect ownership or incidence of ownership of or with respect to any shares of common stock of Peoples.

Except for paragraph 7, which shall survive for three (3) years after the Effective Time (as defined in the Agreement). This Letter Agreement shall terminate concurrently with, and be of no further force and effect concurrently with, and automatically upon the earlier to occur of (a) the consummation of the Merger, and (b) any termination of the Agreement in accordance with its terms, except that any such termination shall be without prejudice to Penseco’s rights arising out of any willful breach of any covenant or representation contained herein.

Very truly yours,

Witness:	[Name]

Number of pledged Covered Shares, if any

Accepted :

PENSECO FINANCIAL SERVICES CORPORATION

By:
Craig W. Best
President and Chief Executive Officer

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Execution Copy

Exhibit 3

FORM OF

BANK PLAN OF MERGER

between

PENN SECURITY BANK AND TRUST COMPANY

and

PEOPLES NEIGHBORHOOD BANK

This Bank Plan of Merger (the “Bank Plan of Merger”) is made as of this 28th day of June, 2013, between Penn Security Bank and Trust Company, a Pennsylvania banking institution (“Penn Security”) and Peoples Neighborhood Bank, a Pennsylvania banking institution (“Peoples Bank”) (the two parties sometimes collectively referred to as the “Constituent Banks”).

WHEREAS, Penseco Financial Services Corporation, a Pennsylvania business corporation (“Penseco”), of which Penn Security is a wholly-owned subsidiary, and Peoples Financial Services Corp., a Pennsylvania business corporation (“Peoples,” and after the effective time of the merger contemplated by the Agreement, the “Surviving Corporation”), of which Peoples Bank is a wholly-owned subsidiary, have entered into an Agreement and Plan of Merger, dated as of June 28, 2013 (the “Agreement”), providing for, among other things, the execution of this Bank Plan of Merger and the merger of Penn Security with and into Peoples Bank, in accordance with the terms and conditions hereinafter set forth (the “Bank Merger”).

NOW, THEREFORE, the Constituent Banks, intending to be legally bound hereby, agree to effect the Bank Merger in accordance with the terms and conditions hereinafter set forth.

SECTION 1. GENERAL.

1.1 The Merger. At the Effective Time, as hereinafter defined, Penn Security shall be merged with and into Peoples Bank under the provisions of the Pennsylvania Banking Code of 1965, as amended (the “Banking Code”); the separate existence of Penn Security shall cease; and Peoples Bank shall be the surviving bank and trust company (the “Surviving Bank”), in accordance with this Bank Plan of Merger. The “Effective Time” shall be such time, on such date, as the articles of merger providing for the Bank Merger are filed by the Pennsylvania Department of State, or at such time as may be specified in such articles of merger.

1.2. Name. The name of the Surviving Bank shall be “Peoples Security Bank and Trust Company” and the location of its principal office shall be 150 North Washington Avenue, Scranton, PA 18503.

1.3 Articles of Incorporation. At the Effective Time, the articles of incorporation of Peoples Bank shall be amended and restated as of the Effective Time as provided in Exhibit 1 attached hereto.

1.4 Bylaws. At the Effective Time, the bylaws of Peoples Bank shall be amended and restated as of the Effective Time as provided in Exhibit 2 attached hereto.

1.5 Effect of Bank Merger. At the Effective Time, the Surviving Bank shall succeed, without further act or deed to all of the property, rights, powers, duties and obligations of the Constituent Banks in accordance with the Banking Code. Any claim existing or action pending by or against the Constituent Banks may be prosecuted to judgment as if the Bank Merger had not taken place, and the Surviving Bank may be substituted in its place.

1.6 Continuation in Business. The Surviving Bank shall continue in business with the assets and liabilities of each of the Constituent Banks. The Surviving Bank shall be a bank and trust company organized and having

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perpetual existence under the laws of the Commonwealth of Pennsylvania. Any branch offices of the Surviving Bank shall consist of Penn Security’s and Peoples Bank’s present branch offices and any other branch office or offices that the Constituent Banks may be authorized to have as of the Effective Time.

1.7 Directors. On the Effective Time the total number of persons serving on the board of directors of the Surviving Bank shall be fourteen (14) and shall be named in the Articles of Merger. Eight (8) of the fourteen (14) persons to serve initially on the board of directors of the Surviving Bank at the Effective Time shall be designated by Penn Security board of directors and six (6) of the fourteen (14) persons shall be designated by the Peoples Bank board of directors from among the current directors of Peoples Bank and Penn Security, respectively who meet the eligibility requirements for a director under the Surviving Bank bylaws as amended pursuant to Section 1.4 above. For three (3) years following the Effective Time, the board of directors of the Surviving Bank agrees to nominate and recommend to the sole shareholder for election, the nominees recommended by the board of directors of Surviving Corporation to be elected to the board of directors of the Surviving Corporation. It is intended that the Surviving Bank board of directors consist of the same members as the Surviving Corporation Board of Directors.

1.8 Officers. The officers of the Surviving Bank shall be:

President:	Craig W. Best
Secretary:	Debra E. Dissinger
Treasurer:	Scott A. Seacock

and shall serve as the officers of the Surviving Bank from and after the Effective Time and until such time as the Board of Directors of the Surviving Bank shall otherwise determine.

1.9 Employees. On the Effective Time, all persons who are employees of Constituent Banks shall become employees of the Surviving Bank. Notwithstanding the foregoing, the Board of Directors of the Surviving Bank shall have the right and responsibility to reorganize the workforce at the Surviving Bank and therefore make such changes in titles, reporting responsibilities and places of work as it deems necessary to establish an efficient operation, subject to the provisions of and in accordance with the Agreement.

SECTION 2. CONVERSION OF SHARES.

The manner and basis of converting shares of common stock of the Constituent Banks shall be as follows:

2.1 Stock of Peoples Bank. The shares of common stock of Peoples Bank, $5.00 par value, issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of the Surviving Bank. From and after the Effective Time, each certificate that, prior to the Effective Time, represented shares of Peoples Bank shall evidence ownership of shares of the Surviving Bank on the basis set forth herein.

2.2 Stock of Penn Security. Each share of common stock, par value $10.00 per share, of Penn Security issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Bank Merger and without any action on the part of the holder thereof, be cancelled and have no further effect.

2.3 Treasury Stock. Each share of common stock, par value $10.00 per share, of Penn Security held as a treasury share immediately prior to the Effective Time, if any, shall thereupon and without notice be canceled.

2.4 Dissenter’ Rights. Shareholders of the Constituent Banks shall be entitled to exercise the rights, if any, provided in Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law of 1988 with respect to this Bank Plan of Merger.

SECTION 3. MISCELLANEOUS.

3.1 Conditions. The obligations of Penn Security and Peoples Bank to effect the Bank Merger shall be subject to all of the terms and conditions contained in the Agreement and the consummation of the merger contemplated by the Agreement.

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3.2 Termination and Amendment. This Bank Plan of Merger may be terminated or amended prior to the Effective Time in the manner and upon the conditions set forth in the Agreement. If the Agreement is terminated pursuant to the terms thereof, this Bank Plan of Merger shall terminate simultaneously, and the Bank Merger shall be abandoned without further action of the parties hereto.

3.3 Notices. Any notice or other communication required or permitted under this Bank Plan of Merger shall be given, and shall be effective, in accordance with the notice provisions of the Agreement.

3.4 Captions. The captions contained in this Bank Plan of Merger are for reference purposes only and are not part of this Bank Plan of Merger.

3.5 Counterparts. This Bank Plan of Merger may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. This Bank Plan of Merger shall become binding when one or more counterparts hereof individually or taken together, shall bear the signature of all the persons reflected hereon as the signatures. A facsimile, electronic, or similar reproduction of a signature by one or any of the undersigned shall be treated as an execution in writing for purposes of the execution of this Bank Plan of Merger.

3.6 Severability. If any provision of this Bank Plan of Merger or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Bank Plan of Merger and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

3.7 Governing Law. This Bank Plan of Merger shall be governed by and construed in accordance with the domestic internal law (including the law of conflicts of law) of the Commonwealth of Pennsylvania.

[signature page immediately follows]

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IN WITNESS WHEREOF, this Bank Plan of Merger has been executed on the day and year first above mentioned.

ATTEST:	PENN SECURITY BANK AND TRUST COMPANY

/s/ D. William Hume	By	/s/ Craig W. Best
Craig W. Best
President and Chief Executive Officer

ATTEST:	PEOPLES NEIGHBORHOOD BANK

/s/ Debra E. Dissinger	By	/s/ Alan W. Dakey
Alan W. Dakey
President and Chief Executive Officer

63

Exhibit 4

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

PEOPLES FINANCIAL SERVICES CORP.

(A PENNSYLVANIA CORPORATION)

1. The name of the corporation is PEOPLES FINANCIAL SERVICES CORP.

2. The registered address of the corporation is 50 Main Street, Hallstead, Susquehanna County, PA 18822.

3. The corporation was incorporated on February 6, 1986 under the provisions of the Business Corporation Law of the Commonwealth of Pennsylvania, Act of May 5, 1933, as amended (the “Pennsylvania Business Corporation Law”).

4. The aggregate number of shares of common stock which the corporation shall have authority to issue is Twenty-Five Million (25,000,000) shares, $2.00 par value.

5. The term of the corporation’s existence is perpetual.

6. [Intentionally Omitted]

7. Except as set forth below, the affirmative vote of shareholders entitled to cast at least 75% of the votes which all shareholders of this corporation are entitled to cast shall be required to approve any of the following transactions:

(i) any merger or consolidation of this corporation with or into any other corporation;

(ii) any share exchange in which a corporation, person or entity acquires the issued or outstanding shares of capital stock of this corporation pursuant to a vote of shareholders;

(iii) any sale, lease, exchange or other transfer of all, or substantially all, of the assets of this corporation to any other corporation, person or entity;

(iv) any complete liquidation or dissolution of this corporation; or

(v) any transaction similar to, or having similar effect as, any of the foregoing transactions.

The Board of Directors of this corporation shall have the power and duty to determine, on the basis of information known to the Board, if any transaction is similar to, or has a similar effect as, any of the transactions identified above in this Article 7. Any such determinations shall be conclusive and binding for all purposes of this Article 7.

The provisions of this Article 7 shall not apply to any transaction which is approved in advance at a meeting of the Board duly called and held for such specific purpose, but only if such transaction is approved at such meeting by at least 66-2/3% of the members of the entire Board. If such Board approval is obtained, then the affirmative vote of shareholders entitled to cast at least a majority of the votes which all shareholders of this corporation are entitled to cast shall be required to approve any such transaction. An affirmative vote as provided in this Article 7 shall be in addition to the vote of shareholders otherwise required by law.

The provisions of this Article 7 may not be repealed, altered or amended, in any respect whatsoever, unless such repeal, alteration or amendment is approved by either (a) the affirmative vote of shareholders entitled to cast at least 75% of the votes which all shareholders of this corporation are entitled to cast or (b) the affirmative vote of at least 66-2/3% of the members of the Board of Directors of this corporation and the affirmative vote of shareholders entitled to cast at least a majority of the votes which all shareholders of this corporation are entitled to cast.

64

Exhibit 4

8. Cumulative voting rights shall not exist with respect to the election of directors.

9. (a) The Board of Directors of this corporation, when evaluating any offer of another party to (i) make a tender or exchange offer for any equity security of this corporation, (ii) merge or consolidate this corporation with another corporation, (iii) purchase or otherwise acquire all or substantially all of the properties and assets of this corporation or (iv) engage in any transaction similar to, or having similar effects as, any of the foregoing transactions, shall, in connection with the exercise of its judgment in determining what is in the best interests of this corporation and its shareholders, give due consideration to all relevant factors, including without limitation the social and economic effects of the proposed transaction on the depositors, employees, suppliers, customers and other constituents of this corporation and its subsidiaries and on the communities in which this corporation and its subsidiaries operate or are located, the business reputation of the other party, and the Board of Directors’ evaluation of the then value of this corporation in a freely negotiated sale and of the future prospects of this corporation as an independent entity.

(b) The provisions of this Article 9 may not be repealed, altered or amended, in any respect whatsoever, unless such repeal, alteration or amendment is approved by either (i) the affirmative vote of shareholders entitled to cast at least 75% of the votes which all shareholders of this corporation are entitled to cast or (ii) the affirmative vote of at least 66-2/3% of the members of the Board of Directors of this corporation and the affirmative vote of shareholders entitled to cast at least a majority of the votes which all shareholders of this corporation are entitled to cast.

10. The total number of shares of preferred stock that the corporation shall have authority to issue is 500,000 shares, without par value. The preferred stock may be issued from time to time as a class without series, or if so determined by the Board of Directors of the corporation, either in whole or in part in one or more series. There is hereby expressly granted to and vested in the Board of Directors of the corporation authority to fix and determine (except as fixed and determined herein), by resolution, the voting powers, fully or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including specifically, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of preferred stock (or the entire class of preferred stock if none of such shares have been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof. Prior to the issuance of any shares of preferred stock, a statement setting forth a copy of each such resolution or resolutions and the number of shares of preferred stock of each such class or series shall be executed and filed in accordance with the Pennsylvania Business Corporation Law. Unless otherwise provided in any such resolution or resolutions, the number of shares of capital stock of any such class or series so set forth in such resolution or resolutions may thereafter be increased or decreased (but not below the number of shares then outstanding), by a statement likewise executed and filed setting forth a statement that a specified increase or decrease therein had been authorized and directed by a resolution or resolutions likewise adopted by the Board of Directors of the corporation. In case the number of such shares shall be decreased, the number of shares so specified in the statement shall resume the status they had prior to the adoption of the first resolution or resolutions.

11. Any or all classes or series of shares of capital stock of the Corporation, or any part thereof, may be represented by uncertificated shares, as provided under the Pennsylvania Business Corporation Law, except that shares represented by a certificate that is issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the Corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required by applicable law to be set forth or stated on certificates. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares of the same class and series shall be identical.

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Exhibit 5

BYLAWS OF

PEOPLES FINANCIAL SERVICES CORP.

AMENDED AND RESTATED (EFFECTIVE                     , 2013)

ARTICLE 1

CORPORATION OFFICE

Section 1.1. The Corporation shall have and continuously maintain in Pennsylvania a registered office which may, but need not, be the same as its place of business and at an address to be designated from time to time by the Board of Directors.

Section 1 .2. The Corporation may also have offices at such other places as the Board of Directors may from time to time designate or the business of the Corporation may require.

ARTICLE 2

SHAREHOLDERS’ MEETINGS

Section 2.1. All meetings of the shareholders shall be held at such time and place as may be fixed from time to time by the Board of Directors.

Section 2.2. The annual meeting of the shareholders shall be held no later than the thirtieth (30th) day of May in each year, when they shall select a Board of Directors and transact such other business as may properly be brought before the meeting, on such date and at such time as the Board of Directors shall determine.

Section 2.3. Special meetings of the shareholders may be called at any time by the chairman of the Board, the President, a majority of the Board of Directors or of its Executive Committee. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the secretary to fix the date of the meeting, to be held not more than sixty (60) days after the receipt of the request and to give due notice thereof. If the secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.

Section 2.4. Written notice of all meetings, other than adjourned meetings of shareholders, stating the place, date and hour, and, in case of special meetings of shareholders, the purpose thereof, shall be served upon, or mailed, postage prepaid, or telegraphed, charges prepaid, at least ten days before such meeting, unless a greater period of notice is required by statute or by these Bylaws, to each shareholder entitled to vote thereat at such address as appears on the transfer books of the Corporation.

Section 2.5. The officer presiding over a shareholders’ meeting shall have any and all powers and authority necessary, in such officer’s sole discretion, to conduct an orderly meeting, preserve order and determine any and all procedural matters. The officer presiding over a shareholders’ meeting may also establish such rules and regulations for the conduct of the meeting as such officer may deem to be reasonably necessary or desirable for the orderly and expeditious conduct of the meeting, including the ability to impose reasonable limits on the amount of time at the meeting taken up in remarks by any one shareholder or group of shareholders. In addition, until the business to be completed at a meeting of shareholders is completed, the officer presiding over the shareholders’ meeting is expressly authorized to temporarily adjourn and postpone the meeting from time to time subject to any limitations for adjournment specified elsewhere in these bylaws.

Section 2.6.

(a) Except as otherwise provided by law or in these bylaws, or except as permitted by the presiding officer of the meeting in the exercise of such officer’s sole discretion in any specific instance, the business which shall be

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voted upon or discussed at any annual or special meeting of the shareholders shall (i) have been specified in the written notice of the meeting (or any supplement thereto) given by the Corporation, (ii) be brought before the meeting at the direction of the Board of Directors, or (iii) in the case of an annual meeting of shareholders, have been specified in a written notice given to the Corporation by or on behalf of any shareholder who shall have been a shareholder of record on the record date for such meeting and who shall continue to be entitled to vote thereat (the “Shareholder Notice”), in accordance with all of the requirements set forth below.

(b) Each Shareholder Notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation addressed to the attention of the President or Secretary (i) in the case of an annual meeting that is called for a date that is within thirty (30) days before or after the anniversary date of the immediately preceding annual meeting of shareholders, not less than sixty (60) days nor more than ninety (90) days prior to such anniversary date, provided, that a proposal submitted by a shareholder for inclusion in the Corporation’s proxy statement for an annual meeting which is appropriate for inclusion therein and otherwise complies with Securities Exchange Act of 1934 Rule 14a-8 (including timeliness), or any successor rule, shall be deemed to have also been submitted timely pursuant to these by laws and (ii) in the case of an annual meeting that is called for a date that is not within thirty (30) days before or after the anniversary date of the immediately preceding annual meeting, or in the case of a special meeting, not later than the close of business on the fifth (5th) day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting date (which shall include disclosure of the meeting date given to a national securities exchange or the Financial Industry Regulatory Authority) was made. Each such Shareholder Notice must set forth (i) the name and address of the shareholder who intends to bring the business before the meeting (“Proposing Shareholder”); (ii) the name and address of the beneficial owner, if different than the Proposing Shareholder, or any of the shares of the Corporation which are owned of record and beneficially by the Proposing Shareholder and the number which are owned beneficially by any beneficial owner; (iii) any interest (other than an interest solely as a shareholder) which the Proposing Shareholder or a beneficial owner has in the business being proposed by the Proposing Shareholder; (iv) a description of all arrangements and understandings between the Proposing Shareholder and any beneficial owner and any other person or persons (naming such person or persons) pursuant to which the proposal in the Shareholder Notice is being made; (v) a description of the business which the Proposing Shareholder seeks to bring before the meeting, the reason for doing so and, if a specific action is to be proposed, the text of the resolution or resolutions which the Proposing Shareholder proposes that the Corporation adopt; and (vi) a representation that the Proposing Shareholder is at the time of giving the Shareholder Notice, was or will be on the record date for the meeting, and will be on the meeting date a holder of record of shares of the Corporation entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to bring the business specified in the Shareholder Notice before the meeting. The presiding officer of the meeting may, in such officer’s sole discretion, refuse to acknowledge any business proposed by a shareholder which the presiding officer determines is not made in compliance with the foregoing procedure.

ARTICLE 3

QUORUM OF SHAREHOLDERS

Section 3.1. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast on the particular matter shall constitute a quorum for purposes of considering such matter, and unless otherwise provided by statute the acts of such shareholders at a duly organized meeting shall be the acts of the shareholders. If, however, any meeting of shareholders cannot be organized because of lack of a quorum, those present, in person or by proxy, shall have the power, except as otherwise provided by statute, to adjourn the meeting to such time and place as they may determine, without notice other than an announcement at the meeting, until the requisite number of shareholders for a quorum shall be present, in person or by proxy, except that in the case of any meeting called for the election of directors such meeting may be adjourned only for periods not exceeding fifteen (15) days as the holders, present in person or by proxy, of shares entitled to cast at least a majority of the votes which all shareholders are entitled to cast, shall direct, and those who attend the second of such adjourned meetings, although less than a quorum, shall

67

nevertheless constitute a quorum for the purpose of electing directors. At any adjourned meeting at which a quorum shall be present or so represented, any business may be transacted which might have been transacted at the original meeting if a quorum had been present. The shareholders present, in person or by proxy, at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

ARTICLE 4

VOTING RIGHTS

Section 4.1. Except as may be otherwise provided by statute or by the Articles of Incorporation, at every shareholders’ meeting, every shareholder entitled to vote thereat shall have the right to one vote for every share having voting power standing in his name on the books of the Corporation on the record dated fixed for the meeting. No share shall be voted at any meeting if any installment is due and unpaid thereon.

Section 4.2. When a quorum is present at any meeting, the vote of the holders, present in person or by proxy, of shares entitled to cast at least a majority of the votes which all shareholders are entitled to cast, shall decide any question brought before such meeting except as may be otherwise provided by statute or by the Articles of Incorporation.

Section 4.3. Upon demand made by a shareholder entitled to vote at any election for directors before the voting begins, the election shall be by ballot.

ARTICLE 5

PROXIES

Section 5.1. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy. Every proxy shall be executed in writing by the shareholder or his duly authorized attorney-in-fact and filed with the Secretary of the Corporation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until notice thereof has been given to the Secretary of the Corporation. No unrevoked proxy shall be valid after eleven (11) months from the date of its execution, unless a longer time is expressly provided therein, but in no event shall a proxy, unless coupled with an interest, be voted after three (3) years from the date of its execution. A proxy shall not be revoked by the death or incapacity of the maker, unless before the vote is counted or the authority is exercised, written notice of such death or incapacity is given to the Secretary of the Corporation.

ARTICLE 6

RECORD DATE

Section 6.1. The Board of Directors may fix a time, not more than ninety (90) days prior to the date of any meeting of shareholders, or the date fixed for the payment of any dividend or distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares will be made or go into effect, as a record date for the determination of the shareholders entitled to notice of, and to vote at, any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares. In such case, only such shareholders as shall be shareholders of record on the date so fixed shall be entitled to notice of, or to vote at, such meeting or to receive payment of such dividend or to receive such allotment of rights or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after

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any record date fixed as aforesaid. The Board of Directors may close the books of the Corporation against transfers of shares during the whole or any part of such period, and in such case written or printed notice thereof shall be mailed at least ten days before closing thereof to each shareholder of record at the address appearing on the records of the Corporation or supplied by him to the Corporation for the purpose of notice. While the stock transfer books of the Corporation are closed, no transfer of shares shall be made thereon. If no record date is fixed by the Board of Directors for the determination of shareholders entitled to receive notice of, and vote at, a shareholders’ meeting, transferees of shares which are transferred on the books of the Corporation within ten (10) days next preceding the date of such meeting shall not be entitled to notice of or to vote at such meeting.

ARTICLE 7

VOTING LISTS

Section 7.1. The officer or agent having charge of the transfer books for shares of the Corporation shall make, at least five (5) days before each meeting of shareholders, a complete alphabetical list of the shareholders entitled to vote at the meeting, with their addresses and the number of shares held by each, which list shall be kept on file at the registered office or principal place of business of the Corporation and shall be subject to inspection by any shareholder during the entire meeting. The original transfer books for shares of the Corporation, or a duplicate thereof kept in this Commonwealth, shall be prima facie evidence as to who are the shareholders entitled to exercise the rights of a shareholder.

ARTICLE 8

JUDGES OF ELECTION

Section 8.1. In advance of any meeting of shareholders, the Board of Directors may appoint judges of election, who need not be shareholders, to act at such meeting or any adjournment thereof. If judges of election are not so appointed, the Chairman of any such meeting may, and on the request of any shareholder or his proxy shall, make such appointment at the meeting. The number of judges shall be one or three. If appointed at a meeting on the request of one or more shareholders or proxies, the holders of shares, present in person or by proxy, entitled to cast at least nine (9) votes which all shareholders are entitled to cast shall determine whether one (1) or three (3) judges are to be appointed. No person who is a candidate for office shall act as a judge. The judges of election shall do all such acts as may be proper to conduct the election or vote, and such other duties as may be prescribed by statute, with fairness to all shareholders, and if requested by the Chairman of the meeting or any shareholder or his proxy, shall make a written report of any matter determined by them and execute a certificate of any fact found by them. If there are three (3) judges of election, the decision, act or certificate of a majority shall be the decision, act or certificate of all.

ARTICLE 9

CONSENT OF SHAREHOLDERS IN LIEU OF MEETING

Section 9.1. Any action required to be taken at a meeting of shareholders, or of a class of shareholders, may be taken without a meeting, if a consent or consents in writing setting forth the action so taken shall be signed by all of the shareholders who would be entitled to vote at a meeting for such purpose and shall be filed with the Secretary of the Corporation.

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ARTICLE 10

DIRECTORS

Section 10.1. Any shareholder who intends to nominate or to cause to have nominated any candidate for election to the Board of Directors (other than any candidate proposed by the Corporation’s then existing Board of Directors) shall so notify the Secretary of the Corporation in accordance with Section 2.6(b). Such notification, in addition to complying with the requirements of Section 2.6(b), shall contain the following information to the extent known by the notifying shareholder:

(a)	the name and address of each proposed nominee;

(b)	the age of each proposed nominee;

(c)	the principal occupation of each proposed nominee;

(d)	the number of shares of the Corporation owned by each proposed nominee;

(e)	the total number of shares, to the knowledge of the notifying shareholder, which will be voted for each proposed nominee;

(f)	the name and residence address of the notifying shareholder; and

(g)	the number of shares of the Corporation owned by the notifying shareholder.

Any nomination for director not made in accordance with this section shall be disregarded by the chairman of the meeting, and votes cast for each such nominee shall be disregarded by the judges of election. In the event that the same person is nominated by more than one shareholder, if at least one nomination for such person complies with this Section, the nomination shall be honored and all votes cast for such nominee shall be counted.

Section 10.2. The number of directors that shall constitute the whole Board of Directors shall be not less than five (5) nor more than twenty-five (25). The Board of Directors shall be classified into three (3) classes, each class to be as nearly equal in number as possible and each class to be elected for a term of three (3) years. The terms of the respective classes shall expire in successive years. Each class shall be elected in a separate election. At each annual meeting of shareholders thereafter, successors to the class of directors whose term shall then expire shall be elected to hold office for a term of three (3) years, so that the term of office of one class of directors shall expire in each year. Within the foregoing limits, the Board of Directors may from time to time fix the number of directors and their respective classifications. Except as otherwise provided in Section 10.6, no person may serve as a director after the age of 73 years old.

Section 10.3.

(a) At the consummation of the merger (the “Effective Time”) of Penseco Financial Services Corporation (“Penseco”) with and into the Corporation (the “Merger”), the total number of persons serving on the board of directors of the Corporation shall be fourteen (14). Six (6) of the fourteen (14) persons to serve initially on the board of directors of the Corporation at the Effective Time shall be selected by Peoples board of directors and eight (8) of the fourteen (14) persons shall be selected by the Penseco board of directors from among the current directors of Peoples and Penseco, respectively, who, except for executive officers, are independent directors, as provided in the NASDAQ Stock Market Marketplace Rules and who meet the eligibility requirements for a director under the Corporations’s bylaws. The directors from each Peoples and Penseco shall be evenly distributed as close as possible among the three (3) classes, A, B, and C, of the Corporation after the Effective Time with two (2) classes having five (5) directors and one (1) class having four (4) directors each to serve until their successors are duly elected and qualified in accordance with applicable law, the articles of incorporation, and the bylaws of the Corporation.

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(b) For three (3) years immediately after the Effective Time, unless the board of directors of the Corporation shall determine otherwise upon the approval of at least 80% of the board of directors of the Corporation, director nominees shall be selected, or recommended for the board of directors’ selection, by a nominating committee comprised solely of independent directors (the “Nominating Committee”), and more particularly as follows. With respect to any directorship held by an incumbent Continuing Peoples Director whose term is expiring at any such meeting, a subcommittee of the Nominations Committee comprised solely of Continuing Peoples Directors shall select, or recommend for the board’s selection, a director nominee who, except for executive officers, is an independent director as provided in the NASDAQ Stock Market Marketplace Rules and who meets the requirements for a director under the Corporation’s bylaws for election or reelection to such directorship. A “Continuing Peoples Director” shall mean any member of the board of directors of the Corporation who was a director of Peoples immediately prior to the Effective Time, or any other member of the board of directors of the Corporation who was nominated in accordance with the preceding sentence. With respect to any directorship held by an incumbent Continuing Penseco Director whose term is expiring at any such meeting, a subcommittee of the Nominations Committee comprised solely of Continuing Penseco Directors shall select, or recommend for the board’s selection, a director nominee who, except for executive officers, is an independent director as provided in the NASDAQ Stock Market Marketplace Rules and who meets the requirements for a director under the Corporation’s bylaws above for election or reelection to such directorship. A “Continuing Penseco Director” shall mean any member of the board of directors of the Surviving Corporation who was a director of Penseco immediately prior to the Effective Time, or any other member of the board of directors of the Corporation who was nominated in accordance with the preceding sentence.

Section 10.4 For three (3) years following the Effective Time, directors formerly of Peoples and Penseco shall have prorata representation on all committees based upon the representative number of directors of each party on the board of directors as of the Effective Time, unless the Board of Directors of the Corporation shall determine otherwise upon the approval of 80% of the directors of the entire Board of Directors.

Section 10.5 The Board of Directors may declare vacant the office of a director if he or she is declared of unsound mind by an order of court or convicted of a felony or for any other proper cause or if, within thirty (30) days after notice of election, he or she does not accept such office either in writing or by attending a meeting of the Board of Directors.

Section 10.6 All Directors, upon reaching the mandatory retirement age of 73 years, shall be permitted to serve as a director for the remainder of their term after which they shall no longer be eligible to serve as a director. Notwithstanding the foregoing, each director appointed to the Corporation’s Board of Directors in connection with the Merger and Section 10.3 hereof shall be eligible to stand for election to one additional three (3) year term, regardless of their age, unless the Board of Directors of the Corporation shall determine otherwise upon the approval of 80% of the directors of the entire Board of Directors.

ARTICLE 11

VACANCIES ON BOARD OF DIRECTORS

Article 11.1. Except as provided in Section 10.3 above, vacancies on the Board of Directors, including vacancies resulting from an increase in the number of directors, shall be filled by a majority of the remaining members of the Board of Directors, though less than a quorum, and each person so appointed shall be a director until the expiration of the term of office of the class of directors to which he was appointed.

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ARTICLE 12

POWERS OF BOARD OF DIRECTORS

Section 12.1. The business and affairs of the Corporation shall be managed by its Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised and done by the shareholders.

Section 12.2. The Board of Directors shall have the power and authority to appoint an Executive Committee and such other committees as may be deemed necessary by the Board of Directors for the efficient operation of the Corporation. The Executive Committee shall consist of the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the President and not less than one (1) nor more than three (3) other directors (which other directors shall not be employees of the Corporation or any of its subsidiaries). The Executive Committee shall meet at such time as may be fixed by the Board of Directors, or upon call of the Chairman of the Board or the President. A majority of members of the Executive Committee shall constitute a quorum. The Executive Committee shall have and exercise the authority of the Board of Directors in the intervals between the meetings of the Board of Directors as far as may be permitted by law. The Committees of the Board of Directors of the Corporation and their respective responsibilities shall be as set forth on Exhibit A hereto.

ARTICLE 13

MEETINGS OF THE BOARD OF DIRECTORS

Section 13.1. An organization meeting may be held immediately following the annual shareholders’ meeting without the necessity of notice to the directors to constitute a legally convened meeting, or the directors may meet at such time and place as may be fixed by either a notice or waiver of notice or consent signed by all of such directors.

Section 13.2. Regular meetings of the Board of Directors shall be held not less often than semi-annually at a time and place determined by the Board of Directors at the preceding meeting. One or more directors may participate in any meeting of the Board of Directors, or of any committee thereof, by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear one another.

Section 13.3. Special meetings of the Board of Directors may be called by the Chairman of the Board or the President on one day’s notice to each director, either personally or by mail, courier service, facsimile transmission, email or other electronic communication, or telephone; special meetings shall be called by the Chairman of the Board or the President in like manner and on like notice upon the written request of three (3) directors.

Section 13.4. At all meetings of the Board of Directors, a majority of the directors shall constitute a quorum for the transaction of business, and the acts of a majority of the directors present at a meeting in person or by conference telephone or similar communications equipment at which a quorum is present in person or by such communications equipment shall be the acts of the Board of Directors, except as may be otherwise specifically provided by statute or by the Articles of Incorporation or by these bylaws. If a quorum shall not be present in person or by communications equipment at any meeting of the directors, the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or as permitted herein.

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ARTICLE 14

INFORMAL ACTION BY THE BOARD OF DIRECTORS

Section 14.1. If all the directors shall severally or collectively consent in writing, to any action to be taken by the Corporation, such action shall be as valid corporate action as though it had been authorized at a meeting of the Board of Directors.

ARTICLE 15

COMPENSATION OF DIRECTORS

Section 15.1. Directors, as such, may receive a stated salary for their services or a fixed sum and expenses for attendance at regular and special meetings, or any combination of the foregoing as may be determined from time to time by resolution of the Board of Directors, and nothing contained herein shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefore.

ARTICLE 16

OFFICERS

Section 16.1. The officers of the Corporation shall be elected by the Board of Directors at its organization meeting and shall be a President, a Secretary and a Treasurer. At its option, the Board of Directors may elect a Chairman of the Board. The Board of Directors may also elect one or more Vice Presidents and such other officers and appoint such agents as it shall deem necessary, who shall hold their offices for such terms, have such authority and perform such duties as may from time to time be prescribed by the Board of Directors. Any two (2) or more offices may be held by the same person.

Section 16.2. The compensation of all officers of the Corporation shall be fixed by the Board of Directors.

Section 16.3. The Board of Directors may remove any officer or agent elected or appointed, at any time and within the period, if any, for which such person was elected or employed whenever in the Board of Directors’ judgment it is in the best interests of the Corporation, and all persons shall be elected and employed subject to the provisions thereof. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

ARTICLE 17

THE CHAIRMAN OF THE BOARD

Section 17.1. The Chairman of the Board shall preside at all meetings of shareholders and directors. He shall supervise the carrying out of the policies adopted or approved by the Board of Directors. He shall have general executive powers, as well as the specific powers conferred by these bylaws. He shall also have and may exercise such further powers and duties as from time to time may be conferred upon or assigned to him by the Board of Directors.

ARTICLE 18

THE PRESIDENT

Section 18.1. The President shall be the chief executive officer of the Corporation. The President shall (a) have general and active management of the business of the Corporation, (b) see that orders and resolutions of the Board of Directors are put into effect, subject, however, to the right of the Board of Directors to delegate any specific powers, except such as may be by statue exclusively conferred on the president, to any other officer or

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officers of the Corporation and (c) execute bonds, mortgages and other contracts requiring a seal under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. In the absence or incapacity of the Chairman of the Board, the President shall preside at meetings of the shareholders and directors. If there is no Chairman of the Board, the President shall have and exercise all powers conferred by these bylaws or otherwise on the Chairman of the Board.

ARTICLE 19

THE VICE PRESIDENT

Section 19.1. The Vice President or, if more than one, the Vice Presidents in the order established by the Board of Directors shall, in the absence or incapacity of the President, exercise all powers and perform the duties of the President. The Vice Presidents, respectively, shall also have such other authority and perform such other duties as may be provided in these bylaws or as shall be determined by the Board of Directors or the President. Any Vice President may, in the discretion of the Board of Directors, be designated as “executive,” “senior,” or by departmental or functional classification.

ARTICLE 20

THE SECRETARY

Section 20.1. The Secretary shall attend all meetings of the shareholders and directors and keep accurate records thereof in one or more minute books kept for that purpose and shall perform the duties customarily performed by the secretary of a Corporation and such other duties as may be assigned to the Secretary by the Board of Directors or the President.

ARTICLE 21

THE TREASURER

Section 21.1. The Treasurer shall (a) have the custody of the corporate funds and securities, (b) keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and (c) perform such other duties as may be assigned to him by the Board of Directors or the President. He shall give bond in such sum and with such surety as the Board of Directors may from time to time direct.

ARTICLE 22

ASSISTANT OFFICERS

Section 22.1. Each assistant officer shall assist in the performance of the duties of the officer to whom he is assistant and shall perform such duties in the absence of the officer. He shall perform such additional duties as the Board of Directors, the President or the officer to whom he is assistant may from time to time assign. Such officers may be given such functional titles as the Board of Directors shall from time to time determine.

ARTICLE 23

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 23.1 The Corporation shall indemnify, to the fullest extent permitted by Pennsylvania law and federal law, any director, officer and/or employee, or any former director, officer and/or employee, who was or is a party to, or is threatened to be made a party to, or who is called to be a witness in connection with, any threatened, pending

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or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director, officer and /or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 23.2 The Corporation shall indemnify, to the fullest extent permitted by Pennsylvania law and federal law, any director, officer and/or employee, who was or is a party to, or is threatened by to be made a party to, or who is called as a witness in connection with any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer and/or employee or agent of another Corporation, partnership, joint venture , trust or other enterprise against amounts paid in settlement and expenses (including attorney’s fees) actually and reasonably incurred by him in connection with the defense or settlement of, or serving as a witness in, such action or suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and except that no indemnification shall be made in respect of any such claim, issue or matter as to which such person shall have been adjudged to be liable for misconduct in the performance of his duty to the Corporation.

Section 23.3 Except as may be otherwise ordered by a court, there shall be a presumption that any director, officer and/or employee is entitled to indemnification as provided in Sections 23.1 and 23.2 of this Article unless either a majority of the directors who are not involved in such proceedings (“disinterested directors”) or, if there are less than three (3) disinterested directors, then the holders of one-third of the outstanding shares of the Corporation determine that the person is not entitled to such presumption by certifying such determination in writing to the Secretary of the Corporation. In such event the disinterested director(s) or, in the event of certification by shareholders, the Secretary of the Corporation shall request of independent counsel, who may be the outside general counsel of the Corporation, a written opinion as to whether or not the parties involved are entitled to indemnification under Sections 23.1 and 23.2 of this Article.

Section 23.4 Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided under Section 23.3 of this Article upon receipt of an undertaking by or on behalf of the director, officer and/or employee to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

Section 23.5 The indemnification provided by this Article shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity while serving as a director, officer and/or employee and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer and/or employee and shall inure to the benefit of the heirs and personal representatives of such a person.

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ARTICLE 24

SHARE CERTIFICATES

Section 24.1. The share certificates of the Corporation shall be numbered and registered in a share register as they are issued, shall bear the name of the registered holder, the number and class of shares represented thereby, the par value of each share or a statement that such shares are without par value, as the case may be, shall be signed by the President or a Vice President and the Secretary or the Treasurer or any other person properly authorized by the Board of Directors; and shall bear the corporate seal, which seal may be a facsimile engraved or printed. Where the certificate is signed by a transfer agent or a registrar, the signature of any corporate officer on such certificate may be a facsimile, engraved or printed. In case any officer who has signed, or whose facsimile signature has been placed upon, any share certificate shall have ceased to be such officer because of death, resignation or otherwise before the certificate is issued, it may be issued by the Corporation with the same effect as if the officer had not ceased to be such at the date of its issue.

Section 24.2 Notwithstanding anything herein to the contrary, any or all classes and series of shares, or any part thereof, may be represented by uncertificated shares to the extent determined by the Board of Directors, except that shares represented by a certificate that is issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the Corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates. The rights and obligations of the holders of shares represented by certificates and the rights and obligations of the holders of uncertificated shares of the same class shall be identical. Notwithstanding anything herein to the contrary, the provisions of Section 24.1 shall not apply to uncertificated shares and, in lieu thereof, the Board of Directors shall adopt alternative procedures for registration of transfers.

ARTICLE 25

TRANSFER OF SHARES

Section 25.1. Upon surrender to the Corporation of a share certificate duly endorsed by the person named in the certificate or by attorney duly appointed in writing and accompanied where necessary by proper evidence of succession, assignment or authority to transfer, a new certificate shall be issued to the person entitled thereto and the old certificate cancelled and the transfer recorded upon the share register of the Corporation. No transfer shall be made if it would be inconsistent with the provisions of Article 8 of the Pennsylvania Uniform Commercial Code.

ARTICLE 26

LOST CERTIFICATES

Section 26.1. Where a shareholder of the Corporation alleges the loss, theft or destruction of one or more certificates for shares of the Corporation and requests the issuance of a substitute certificate therefore, the Board of Directors may direct a new certificate of the same tenor and for the same number of shares to be issued to such person upon such person’s making of an affidavit in form satisfactory to the Board of Directors setting forth the facts in connection therewith, provided that prior to the receipt of such request the Corporation shall not have either registered a transfer of such certificate or received notice that such certificate has been acquired by a bona fide purchaser. When authorizing such issue of a new certificate the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his heirs or legal representatives, as the case may be, to advertise the same in such manner as it shall require and/or give the Corporation a bond in such form and with surety or sureties, with fixed or open penalty, as shall be satisfactory to the Board of Directors, as indemnity for any liability or expense which it may incur by reason of the original certificate remaining outstanding.

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ARTICLE 27

DIVIDENDS

Section 27.1. The Board of Directors may, from time to time, at any duly convened regular or special meeting or by unanimous consent in writing, declare and pay dividends upon the outstanding shares of capital stock of the Corporation in cash, property or shares of the Corporation, as long as any dividend shall not be in violation of law or the Articles of Incorporation.

Section 27.2. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purposes as the Board of Directors shall believe to be for the best interests of the Corporation, and the Board of Directors may reduce or abolish any such reserve in the manner in which it was created.

ARTICLE 28

FINANCIAL REPORT TO SHAREHOLDERS

Section 28.1. The President and the Board of Directors shall present at each annual meeting of the shareholders a full and complete statement of the business and affairs of the Corporation for the preceding year.

ARTICLE 29

INSTRUMENTS

Section 29.1. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other persons as the President or the Board of Directors may from time to time designate.

Section 29.2. All agreements, indentures, mortgages, deeds, conveyances, transfers, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies and other instruments and documents may be signed, executed, acknowledged, verified, delivered or accepted, including those in connection with the fiduciary powers of the Corporation, on behalf of the Corporation by the President or other persons as may be designated by him.

ARTICLE 30

FISCAL YEAR

Section 30.1. The fiscal year of the Corporation shall be the calendar year.

ARTICLE 31

SEAL

Section 31.1. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Pennsylvania.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed in any manner reproduced.

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ARTICLE 32

NOTICES AND WAIVERS THEREOF

Section 32.1. Whenever, under the provisions of applicable law or of the Articles of Incorporation or of these bylaws, written notice is required to be given to any person, it may be given to such person either personally or by sending a copy thereof through the mail by first class or express mail postage prepaid, or courier service, charges prepaid, facsimile transmission, email or other electronic communication, to his address appearing on the books of the Corporation or supplied by him to the Corporation for the purpose of notice. If the notice is sent by mail or courier service, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or the courier service for transmission to such person. If notice is sent by facsimile transmission, email or other electronic communication it shall have been deemed to have been given to the person entitled thereto when sent. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of shareholders, the general nature of the business to be transacted.

Section 32.2. Any written notice required to be given to any person may be waived in writing signed by the person entitled to such notice whether before or after the time stated therein. Attendance of any person entitled to notice whether in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where any person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened. Where written notice is required of any meeting, the waiver thereof must specify the purpose only if it is for a special meeting of the shareholders.

ARTICLE 33

AMENDMENTS

Section 33.1. These bylaws may be altered, amended or repealed by (a) the affirmative vote of the shareholders entitled to cast at least seventy-five percent (75%) of the votes which all shareholders are then entitled to cast at any regular or special meeting duly convened after notice to the shareholders of that purpose or (b) by the affirmative vote of a majority of the members of the Board of Directors, except Article 10 of these bylaws which for three (3) years following the Effective Time require the affirmative vote of eighty percent (80%) or more of the members of the Board of Directors, at any regular or special meeting thereof duly convened after notice to the directors of that purpose, subject always to the power of the shareholders to change such action of the Board of Directors by the affirmative vote of the shareholders entitled to cast at least seventy-five percent (75%) of the votes which all shareholders are then entitled to cast.

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EXHIBIT A

COMMITTEES OF THE BOARD

(Unless otherwise specifically indicated, Committees are concurrent committees of Peoples Financial Services Corp.

and Peoples Neighborhood Bank)

Executive Committee The Executive Committee shall consist of the Board Chairman, if any, the Vice Chairman, if any, and President plus not less than one, but no more than three (3), other directors. The Executive Committee will meet on an as necessary basis and may exercise the authority of the Board to the extent permitted by law during intervals between meetings of the Board. This committee may also be assigned other duties by the Bank’s Board.

Compensation Committee See Compensation Committee Charter.

Audit Compliance Committee See Audit Committee Charter.

Nominating and Governance Committee See Nominating and Governance Committee Charter.

Asset/Liability Committee The primary objectives of the Asset/Liability management process include: optimize earnings and return on assets and equity within acceptable and controllable levels; provide for growth that is sound, profitable and balanced without sacrificing the quality of service; and manage and maintain policy and procedures that are consistent with the short and long term strategic goals of the Board of Directors. To this end, the Asset/Liability Committee is responsible for risk management within the following key areas; interest rate; price; liquidity; investment/credit; and budget. The committee meets monthly and consists of the Board of Directors and key bank officers.

Human Resources and Marketing Committee The Human Resources and Marketing Committee of the Bank is responsible for sound human resources management and training e.g., in employment, compensation, and performance appraisal. This committee is also responsible for evaluation, planning and supervision of the marketing and advertising of the Bank’s products and services, and also oversees community involvement and other public relations activities. The Human Resources and Marketing Committees meet on a quarterly basis with the Human Resources and Marketing managers and other executive officers.

Loan Administration Committee The Loan Administration Committee of the Bank assists the Bank’s Board of Directors in discharging its responsibility for the lending activities of the Bank by reviewing loans, lines of credits, floor plans, customers, financial statements, and by monitoring loan review and compliance. The Loan Administration Committee recommends lending authorizations and is responsible for assuring that the Bank’s loan activities are carried out in accordance with loan policies. This committee is also responsible for insuring the adequacy of the Bank’s loan loss reserve. The Loan Administration Committee meets with the Loan Administration manager and other executive officers on a quarterly basis.

Branch Committee The Branch Committees of the Bank shall consist of the Directors assigned to or representing a particular community office. This committee will meet with the Branch Manager, executive officers of the Bank and association directors of that office on a monthly basis to discuss the progress and/or problems of the particular office they represent. The Committee may make recommendations on unlimited matters concerning that office for consideration at the monthly Director’s Meeting.

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EXHIBIT 6

CLASS OF DIRECTORS

2014	2015	2016
Stover	Wootton	Aubrey

Kukuchka	Lochen*	Wright

Naismith	Nicholas	Cesare

Keisling	Perry	Best

Kozik	Weinberger

*	Needs to move classes

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Annex B

June 28, 2013

Board of Directors

Peoples Financial Services Corp.

82 Franklin Avenue

Hallstead, Pennsylvania 18822

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of the common stock of Peoples Financial Services Corp. (“Peoples”) of the proposed merger by and between Peoples and Penseco Financial Services Corporation (“Penseco”). The terms of the proposed merger (the “Proposed Merger”) by and between Penseco and Peoples are set forth in the Agreement and Plan of Merger and Exhibits (the “Merger Agreement”), dated as of June 28, 2013, by and among Peoples and Penseco and provides that each outstanding share of common stock of Penseco, other than shares held in treasury or held by Peoples or Penseco (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), will be converted into the right to receive 1.3636 shares of common stock of Peoples (the “Exchange Ratio”).

Boenning & Scattergood, Inc., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Peoples and Penseco or its affiliates. In the ordinary course of business, we may also actively trade the securities of Peoples and Penseco for our own account and for the accounts of customers and accordingly may at any time hold a long or short position in such securities.

We have acted as Peoples’ financial advisor in connection with the Proposed Merger and will receive a fee for our service, a portion of which is contingent upon consummation of the Proposed Merger. We will also receive a fee for rendering this opinion. Our fee for rendering this opinion is not contingent upon any conclusion that we may reach or upon completion of the Proposed Merger. Peoples has also agreed to indemnify us against certain liabilities that may arise out of our engagement.

In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performances, current financial positions and general prospects of Peoples and Penseco and reviewed certain internal financial analyses and forecasts prepared by the management of Peoples and Penseco, (ii) reviewed the Merger Agreement, (iii) reviewed and analyzed the stock market performance of Peoples and Penseco, (iv) studied and analyzed the consolidated financial and operating data of Peoples and Penseco, (v) reviewed the pro forma financial impact of the Proposed Merger on Peoples, based on assumptions relating to transaction expenses, the application of Financial Accounting Standard 141R effective for business combinations such as the Proposed Merger, and the application of reverse merger accounting treatment to the Proposed Merger, purchase accounting adjustments, cost savings and other synergies determined by senior management of Peoples and Penseco, (vi) considered the terms and conditions of the Proposed Merger between Peoples and Penseco as compared with

Board of Directors

Peoples Financial Services Corp.

June 28, 2013

the terms and conditions of comparable bank and bank holding company mergers and acquisitions, (vii) met and/or communicated with certain members of Peoples’ and Penseco’s senior management to discuss their respective operations, historical financial statements and future prospects, and (viii) conducted such other financial analyses, studies and investigations as we deemed appropriate.

Our opinion is given in reliance on information and representations made or given by Peoples and Penseco, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by Peoples and Penseco including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. We have not independently verified the information concerning Peoples and Penseco nor other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. We have assumed that all forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates and good faith judgments of the management of Peoples and Penseco as to their most likely future financial performance. We express no opinion as to any financial projections or the assumptions on which they are based. We have not conducted any valuation or appraisal of any assets or liabilities of Peoples or Penseco, nor have any such valuations or appraisals been provided to us. Additionally, we assume that the Proposed Merger is, in all respects, lawful under applicable law.

With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and financial and other information relating to the general prospects of Peoples and Penseco, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and good faith judgment of the management of Peoples and Penseco as to their most likely future performance. We have further relied on the assurances of management of Peoples and Penseco that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that the allowance for loan losses indicated on the balance sheets of Peoples and Penseco are adequate to cover such losses; we have not reviewed individual loans or credit files of Peoples and Penseco. We have assumed that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party under the agreements will perform all of the covenants required to be performed by such party under the agreements, and that the conditions precedent in the agreements are not waived. We have assumed that the Proposed Merger will qualify as a tax-free reorganization for federal income tax purposes. Also, in rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the consummation of the Proposed Merger no conditions will be imposed that will have a material adverse effect on the combined entity or contemplated benefits of the Proposed Merger, including the cost savings and related expenses expected to result from the Proposed Merger.

Our opinion is based upon information provided to us by the management of Peoples and Penseco, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and accordingly, it speaks to no other period. We have not undertaken to reaffirm or revise this opinion or otherwise comment on events occurring after the date hereof and do not have an obligation to update, revise or reaffirm our opinion. Our opinion does not address the relative merits of the Proposed Merger and the other business strategies that Peoples’ Board of Directors has considered or may be considering, nor does it address the

Board of Directors

Peoples Financial Services Corp.

June 28, 2013

underlying business decision of Peoples’ Board of Directors to proceed with the Proposed Merger. In connection with the preparation of our opinion, we were not authorized to solicit, and did not solicit, third parties regarding alternatives to the Proposed Merger. We are expressing no opinion as to the value of the shares of Peoples common stock when issued to holders of outstanding Penseco common stock pursuant to the Merger Agreement or the prices at which the shares of Peoples may trade anytime hereafter. Our opinion is for the Peoples’ Board of Directors in connection with its evaluation of the Proposed Merger and does not constitute a recommendation to the Board of Directors of Peoples in connection with the Proposed Merger or a recommendation to any shareholder of Peoples as to how such shareholder should vote or act with respect to the Proposed Merger. This opinion should not be construed as creating any fiduciary duty on Boenning & Scattergood, Inc.’s part to any party or person. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purpose, without our prior written consent, except that, if required by applicable law, this opinion may be referenced and included in its entirety in any filing made by Peoples in respect to the Proposed Merger with the Securities and Exchange Commission; provided, however, any description of or reference to our opinion or to Boenning & Scattergood, Inc. be in a form reasonably acceptable to us and our counsel. We shall have no responsibility for the form or content of any such disclosure, other than the opinion itself.

Boenning & Scattergood, Inc. has not had any material relationship with Peoples or Penesco during the past two years in which compensation was received or was intended to be received as a result of the relationship between Boenning & Scattergood, Inc. and Peoples or Penseco, as applicable. Boenning & Scattergood, Inc. may provide investment banking services to Peoples in the future, although as of the date of this opinion, there is no agreement to do so. This opinion has been approved by Boenning & Scattergood, Inc.’s fairness opinion committee.

Based on the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio offered pursuant to the Merger Agreement, is fair, from a financial point of view, to the shareholders of Peoples.

Sincerely,

Boenning & Scattergood, Inc.

Annex C 607 Washington Street Reading, PA 19601 Phone: (610) 478-2105 Email: info@go2griffin.com Fax: (610) 478-2227

June 28, 2013

The Board of Directors

Penseco Financial Services Corporation

150 North Washington Avenue

Suite 1000

Scranton, PA 18503

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Penseco Financial Services Corporation (the “Company”) of the Exchange Ratio (as defined below) to be paid in the proposed merger (the “Transaction”) of the Company with Peoples Financial Services Corp (“Peoples”). Pursuant to the Agreement and Plan of Merger, draft dated as of June 25, 2013 (the “Agreement”), by and between the Company and Peoples, the Company will be merged with and into Peoples, and each outstanding share of Company Common Stock, other than shares of Company common Stock held in treasury or owned by Peoples and its affiliates, will be converted into the right to receive 1.3636 shares of Peoples common stock (the “Exchange Ratio”).

In arriving at our opinion, we (i) reviewed a draft of the Agreement; (ii) reviewed and discussed with the Company certain publicly available business and financial information concerning the Company, and the economic and regulatory environments in which it operates; (iii) reviewed and discussed with the Company and Peoples their respective financial information as of December 31, 2012, March 31, 2013 and May 31, 2013 and for the year and year to date periods then ended; (iv) discussed with the management of the Company and Peoples matters relating to their respective financial condition, liquidity, net income, asset quality, reserve levels and capital adequacy and market valuation and related matters as of such dates and for the periods then ended; (v) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving whole bank acquisitions and sales during such time frames as we deemed relevant; (vi) compared the financial condition of the Company and Peoples to the financial condition and valuation of certain institutions we deemed relevant; (vii) evaluated, from publicly available sources and discussions with the management of the Company and Peoples, the capacity of the Company and Peoples to complete the Transaction on a timely basis; (viii) discussed with management of the Company and Peoples the anticipated benefits of and identified risks in the Transaction; and (ix) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purpose of this opinion.

In addition, we have held discussions with certain members of the management of the Company and Peoples with respect to certain aspects of the Transaction, including past and current business operations, regulatory relations, financial condition, dividend and capital policies, market opportunities within each of their core operating markets, and other matters that we deemed appropriate for the purpose of this opinion.

In providing our opinion, we have relied upon and assumed the accuracy and completeness of information which was publicly available to us or which was furnished to or discussed with us by the Company or Peoples and their respective officers, directors, auditors, counsel and other agents, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not reviewed individual loan files or deposit information of the Company or Peoples, nor have we conducted or been provided with any valuation or appraisal of any assets, deposits or other liabilities of the Company or Peoples, nor have we evaluated the solvency of the Company or Peoples today or in the future under any state or federal laws relating to bankruptcy, receiverships insolvency or similar matters. In relying on financial analyses provided to or discussed with us by the Company or Peoples or derived therefrom,

The Board of Directors

June 28, 2013

we have assumed that such analysis have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management. We express no view as to any analyses, forecasts, estimates, or the assumptions on which they were based. Our review of Peoples and its ability to complete the Transaction was limited to publicly-available information, certain management information and a discussion with the management of Peoples regarding the past and current business operations, financial condition and future prospects of Peoples.

We have also assumed that the representations and warranties made by the Company and Peoples in the Agreement are and will be true and correct in all respects material to our analyses, that the covenants and conditions precedent to closing the Transaction contained therein, including approval by the FDIC, other regulators, and approval by the Company’s Shareholders will be performed in all respects material to our analyses in a manner which will not give Peoples the ability to terminate the Agreement or decline to close under the Agreement. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory shareholders and any other consents and approvals necessary for the completion of the Transaction will be obtained without any adverse effect on the Company or Peoples or on the contemplated benefits of the Transaction. Our opinion assumes, with your consent, that the Transaction will be completed substantially in accordance with the terms set forth in the draft of the Agreement we reviewed.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of June 28, 2013. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, confirm or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company with regards to the Exchange Ratio received in the Transaction and we express no opinion as to the fairness of the Transaction to creditors or other stakeholders of the Company or as to the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction compared to other strategic alternatives which may be available to the Company. Furthermore, we did not take into account and express no opinion with respect to the amount or nature of any stay bonuses and any other compensation to any officers, directors, or employees of the Company payable by reason or as a result of the Transaction.

We have acted as a financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a portion of which will become payable only if the proposed Transaction is completed, and the Company has agreed to indemnify us for certain liabilities which could arise as a result of our engagement.

On the basis of and subject to the foregoing, it is our opinion that, as of June 28, 2013, the Exchange Ratio is fair, from a financial point of view, to the shareholders of the Company.

The delivery of this opinion has been approved by the fairness opinion committee of Griffin Financial Group, LLC in accordance with our policies and procedures. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction and may not be relied upon by any other person for any other reason. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion speaks as of June 28, 2013 and we have no obligation to update, confirm, or revise it. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may, however, be reproduced in any

The Board of Directors

June 28, 2013

proxy statement mailed to stockholders of the Company provided that such reproduction is legally required, the opinion is reproduced in such document in its entirety, and such document includes a summary of the opinion and related analyses in a form prepared or approved by us (such approval not to be unreasonably withheld), but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

GRIFFIN FINANCIAL GROUP LLC

Annex D

DISSENTERS’ RIGHTS PROVISIONS

Pennsylvania Business Corporation Law of 1988, as Amended, Provisions For Dissenting Shareholders

Subchapter D.—Dissenters Rights.

§ 1571. Application and effect of subchapter.

(a)	General rule.—Except as otherwise provided in subsection (b), any shareholder (as defined in Section 1572 (relating to definitions)) of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, only where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

Section 1906(c) (relating to dissenters rights upon special treatment).

Section 1930 (relating to dissenters rights).

Section 1931(d) (relating to dissenters rights in share exchanges).

Section 1932(c) (relating to dissenters rights in asset transfers).

Section 1952(d) (relating to dissenters rights in division).

Section 1962(c) (relating to dissenters rights in conversion).

Section 2104(b) (relating to procedure).

Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

Section 2325(b) (relating to minimum vote requirement).

Section 2704(c) (relating to dissenters rights upon election).

Section 2705(d) (relating to dissenters rights upon renewal of election).

Section 2904(b) (relating to procedure).

Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

Section 7104(b)(3) (relating to procedure).

(b)	Exceptions.—(1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares shall not have the right to dissent and obtain payment of the fair value of the shares under this subchapter if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, or on the first public announcement that such a plan has been approved by the shareholders by consent without a meeting, the shares are either:

(i)	listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(ii)	held beneficially or of record by more than 2,000 persons.

(2)	Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

(i)	(Repealed).

(ii)	Shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class or series to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series.

(iii)	Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

(3)

The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

(c)	Grant of optional dissenters rights.—The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholder to dissenters rights.

(d)	Notice of dissenters rights.—Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

(2) a copy of this subchapter.

(e)	Other statutes.—The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

(f)	Certain provisions of articles ineffective.—This subchapter may not be relaxed by any provision of the articles.

(g)	Computation of beneficial ownership.—For purposes of subsection (b)(1)(ii), shares that are held beneficially as joint tenants, tenants by the entireties, tenants in common or in trust by two or more persons, as fiduciaries or otherwise, shall be deemed to be held beneficially by one person.

(h)	Cross references.—See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished), 1763(c) (relating to determination of shareholders of record) and 2512 (relating to dissenters rights procedure).

§ 1572. Definitions.

The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

“Corporation.” The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, merger, division, conversion or otherwise of that issuer. A plan of division may designate which one or more of the resulting corporations is the successor corporation for the purposes of this subchapter. The designated successor corporation or corporations in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

“Dissenter.” A shareholder who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

“Fair value.” The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

“Interest.” Interest from the effective time of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

“Shareholder.” A shareholder as defined in section 1103 (relating to definitions), or an ultimate beneficial owner of shares, including without limitation, a holder of depository receipts, where the beneficial interest owned includes an interest in the assets of the corporation upon dissolution.

§ 1573. Record and beneficial holders and owners.

(a)	Record holders of shares.—A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

(b)	Beneficial owners of shares.—A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

§ 1574. Notice of intention to dissent.

If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective time of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

§ 1575. Notice to demand payment.

(a)	General rule.—If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

(1)	State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

(2)	Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

(3)	Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

(4)	Be accompanied by a copy of this subchapter.

(b)	Time for receipt of demand for payment.—The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

§ 1576. Failure to comply with notice to demand payment, etc.

(a)	Effect of failure of shareholder to act.—A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

(b)	Restriction on uncertificated shares.—If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

(c)	Rights retained by shareholder.—The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

§ 1577. Release of restrictions or payment for shares.

(a)	Failure to effectuate corporate action.—Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

(b)	Renewal of notice to demand payment.—When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

(c)	Payment of fair value of shares.—Promptly after effectuation of the proposed corporation action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

(1)	The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

(2)	A statement of the corporation’s estimate of the fair value of the shares.

(3)	A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

(d)	Failure to make payment.—If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenters had after making demand for payment of their fair value.

§ 1578. Estimate by dissenter of fair value of shares.

(a)	General rule.—If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter’s shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

(b)	Effect of failure to file estimate.—Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

§ 1579. Valuation proceedings generally.

(a)	General rule.—Within 60 days after the latest of:

(1)	effectuation of the proposed corporate action;

(2)	timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

(3)	timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

(b)	Mandatory joinder of dissenters.—All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

(c)	Jurisdiction of the court.—The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

(d)	Measure of recovery.—Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

(e)	Effect of corporation’s failure to file application.—If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

§ 1580. Costs and expenses of valuation proceedings.

(a)	General rule.—The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

(b)	Assessment of counsel fees and expert fees where lack of good faith appears.—Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

(c)	Award of fees for benefits to other dissenters.—If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

§ 1930. Dissenters rights.

(a)	General rule.—If any shareholder of a domestic business corporation that is to be a party to a merger or merger pursuant to a plan of merger or merger objects to the plan of merger or merger and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

(b)	Plans adopted by directors only.—Except as otherwise provided pursuant to section 1571(c) (relating to grant of optional dissenters rights), Subchapter D of Chapter 15 shall not apply to any of the shares of a corporation that is a party to a merger or merger pursuant to section 1924(b)(1)(i) or (4) (relating to adoption by board of directors).

(c)	Cross references.—See sections 1571(b) (relating to exceptions) and 1904 (relating to de facto transaction doctrine abolished).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Pennsylvania law provides that a Pennsylvania corporation may indemnify directors, officers, employees and agents of the corporation against liabilities they may incur in these capacities for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless the action or failure to act is determined by a court to have constituted recklessness or willful misconduct. Pennsylvania law also permits the adoption of a bylaw amendment, approved by shareholders, providing for the elimination of a director’s liability for monetary damages for any action taken or any failure to take any action unless (1) the director has breached or failed to perform the duties of office as a director, and (2) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

The bylaws of Peoples provides for (1) indemnification of directors, officers, employees and agents of the registrant and of its subsidiaries, and (2) the elimination of a director’s liability for monetary damages, to the full extent permitted by Pennsylvania law.

Directors and officers of Peoples are also insured against certain liabilities by an insurance policy obtained by Peoples.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No	Description of Exhibits

2.1	Agreement and Plan of Merger between Peoples Financial Services Corp. and Penseco Financial Services Corporation dated as of June 28, 2013 (included as Annex A to the joint proxy statement/prospectus). Schedules are omitted; Peoples Financial Services Corp. and Penseco Financial Services Corporation agree to furnish copies of Schedules to the Securities and Exchange Commission upon request.

3.1	Peoples Financial Services Corp. Articles of Incorporation, as amended.

3.2	Peoples Financial Services Corp. By-laws (incorporated by reference to Exhibit 3.2 to the registrant’s Form 10-Q filed with the Commission on November 8, 2004).

5.1	Form of Opinion of Bybel Rutledge LLP re: Validity of Securities Registered (including consent).

8.1	Form of Tax Matters Opinion of Bybel Rutledge LLP (including consent).

8.2	Form of Tax Matters Opinion of Pepper Hamilton LLP (including consent)

10.1	Termination Agreement with Debra E. Dissinger (incorporated by reference to Exhibit 10.4 to the registrant’s Form 10-25G filed with the Commission on March 4, 1998).

10.2	Supplemental Executive Retirement Plan with Debra E. Dissinger (incorporated by reference to Exhibit 10.6 to the registrant’s Form 10-K filed with the Commission on March 15, 2005).

10.3	Supplemental Director Retirement Plan for all Non-employee Directors (incorporated by reference to Exhibit 10.7 to the registrant’s Form 10-K filed with the Commission on March 15, 2005).

10.4	Amendment to Supplemental Executive Retirement Plan with Debra E. Dissinger (incorporated by reference to Exhibit 10.9 to the registrant’s Form 10-K filed with the Commission on March 15, 2006).

10.5	Amendment to Supplemental Director Retirement Plan for all Non-employee Directors (incorporated by reference to Exhibit 10.10 to the registrant’s Form 10-K filed with the Commission on March 15, 2006).

10.6	Termination Agreement with Stephen N. Lawrenson (incorporated by reference to Exhibit 10.11 to the registrant’s Form 10-Q filed with the Commission on May 10, 2007).

10.7	Termination Agreement with Frederick J. Malloy (incorporated by reference to Exhibit 10.14 to the registrant’s Form 8-K filed with the Commission on October 27, 2009).

10.8	Employment Agreement with Alan W. Dakey (incorporated by reference to Exhibit 10.15 to the registrant’s Form 8-K filed with the Commission on November 17, 2009).

10.9	Employment Agreement with Scott A. Seasock (incorporated by reference to Exhibit 10.16 to the registrant’s Form 8-K filed with the Commission on January 18, 2011).

10.10	Supplemental Executive Retirement Plan with Alan W. Dakey (incorporated by reference to Exhibit 10.18 to the registrant’s Form 8-K filed with the Commission on May 12, 2011).

10.11	Supplemental Executive Retirement Plan with Joseph M. Ferretti (incorporated by reference to Exhibit 10.19 to the registrant’s Form 8-K filed with the Commission on May 12, 2011).

10.12	Employment Agreement with Joseph M. Ferretti (incorporated by reference to Exhibit 10.20 to the registrant’s Form 8-K filed with the Commission on May 12, 2011).

10.13	Life Insurance Plan for all Non-employee Directors (incorporated by reference to Exhibit 10.21 to the registrant’s Form 10-K filed with the Commission on March 15, 2012).

10.14	Peoples Financial Services Corp. 1998 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the registrant’s Form 10-Q filed with the Commission on August 14, 1998).

16.1	Correspondence from ParenteBeard LLC to the Securities and Exchange Commission

23.1	Consent of ParenteBeard LLC

23.2	Consent of McGrail Merkel Quinn & Associates, P.C.

23.3	Consent of Bybel Rutledge LLP (contained in Exhibits 5.1 and 8.1)

23.4	Consent of Pepper Hamilton LLP (contained in Exhibit 8.2)

23.5	Consent of Boenning & Scattergood, Inc.

23.6	Consent of Griffin Financial Group, LLC

24.1	Power of Attorney (Included as part of signature page)

99.1	Opinion of Boenning & Scattergood, Inc. (included as Annex B to the joint proxy statement/prospectus)

99.2	Opinion of Griffin Financial Group, LLC (included as Annex C to the joint proxy statement/prospectus)

99.3	Form of Proxy for Special Meeting of Shareholders of Peoples Financial Services Corp.

99.4	Form of Proxy for Special Meeting of Shareholders of Penseco Financial Services Corporation

(b) Financial Statement Schedules

Not applicable.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public re-offering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such re-offering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the bylaws of the registrant, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the borough of Hallstead, Pennsylvania on August 13, 2013.

PEOPLES FINANCIAL SERVICES CORP.

By:	/s/ Alan W. Dakey
Alan W. Dakey
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 13, 2013. KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan W. Dakey or Scott A. Seasock, and each of them his true and lawful attorney-in-fact, as agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacity, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Name	Capacity

/s/ William E. Aubrey II William E. Aubrey II	Chairman and Director

/s/ Alan W. Dakey Alan W. Dakey	President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ Debra E. Dissinger Debra E. Dissinger	Executive Vice President

/s/ Ronald G. Kukuchka Ronald G. Kukuchka	Director

/s/ Richard S. Lochen, Jr. Richard S. Lochen, Jr.	Director

/s/ Frederick J. Malloy Frederick J. Malloy	VP/Controller (Principal Accounting Officer)

/s/ Scott A. Seasock Scott A. Seasock	Senior Vice President (Principal Financial Officer)

/s/ George H. Stover, Jr. George H. Stover, Jr.	Director

/s/ Earle A. Wootton Earle A. Wootton	Director

/s/ Joseph T. Wright, Jr. Joseph T. Wright, Jr.	Director

EXHIBIT INDEX

Exhibit No	Description of Exhibits

2.1	Agreement and Plan of Merger between Peoples Financial Services Corp. and Penseco Financial Services Corporation dated as of June 28, 2013 (included as Annex A to the joint proxy statement/prospectus). Schedules are omitted; Peoples Financial Services Corp. and Penseco Financial Services Corporation agree to furnish copies of Schedules to the Securities and Exchange Commission upon request.

3.1	Peoples Financial Services Corp. Articles of Incorporation, as amended.

3.2	Peoples Financial Services Corp. By-laws (incorporated by reference to Exhibit 3.2 to the registrant’s Form 10-Q filed with the Commission on November 8, 2004).

5.1	Form of Opinion of Bybel Rutledge LLP re: Validity of Securities Registered (including consent).

8.1	Form of Tax Matters Opinion of Bybel Rutledge LLP (including consent).

8.2	Form of Tax Matters Opinion of Pepper Hamilton LLP (including consent)

10.1	Termination Agreement with Debra E. Dissinger (incorporated by reference to Exhibit 10.4 to the registrant’s Form 10-25G filed with the Commission on March 4, 1998).

10.2	Supplemental Executive Retirement Plan with Debra E. Dissinger (incorporated by reference to Exhibit 10.6 to the registrant’s Form 10-K filed with the Commission on March 15, 2005).

10.3	Supplemental Director Retirement Plan for all Non-employee Directors (incorporated by reference to Exhibit 10.7 to the registrant’s Form 10-K filed with the Commission on March 15, 2005).

10.4	Amendment to Supplemental Executive Retirement Plan with Debra E. Dissinger (incorporated by reference to Exhibit 10.9 to the registrant’s Form 10-K filed with the Commission on March 15, 2006).

10.5	Amendment to Supplemental Director Retirement Plan for all Non-employee Directors (incorporated by reference to Exhibit 10.10 to the registrant’s Form 10-K filed with the Commission on March 15, 2006).

10.6	Termination Agreement with Stephen N. Lawrenson (incorporated by reference to Exhibit 10.11 to the registrant’s Form 10-Q filed with the Commission on May 10, 2007).

10.7	Termination Agreement with Frederick J. Malloy (incorporated by reference to Exhibit 10.14 to the registrant’s Form 8-K filed with the Commission on October 27, 2009).

10.8	Employment Agreement with Alan W. Dakey (incorporated by reference to Exhibit 10.15 to the registrant’s Form 8-K filed with the Commission on November 17, 2009).

10.9	Employment Agreement with Scott A. Seasock (incorporated by reference to Exhibit 10.16 to the registrant’s Form 8-K filed with the Commission on January 18, 2011).

10.10	Supplemental Executive Retirement Plan with Alan W. Dakey (incorporated by reference to Exhibit 10.18 to the registrant’s Form 8-K filed with the Commission on May 12, 2011).

10.11	Supplemental Executive Retirement Plan with Joseph M. Ferretti (incorporated by reference to Exhibit 10.19 to the registrant’s Form 8-K filed with the Commission on May 12, 2011).

10.12	Employment Agreement with Joseph M. Ferretti (incorporated by reference to Exhibit 10.20 to the registrant’s Form 8-K filed with the Commission on May 12, 2011).

10.13	Life Insurance Plan for all Non-employee Directors (incorporated by reference to Exhibit 10.21 to the registrant’s Form 10-K filed with the Commission on March 15, 2012).

10.14	Peoples Financial Services Corp. 1998 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the registrant’s Form 10-Q filed with the Commission on August 14, 1998).

16.1	Correspondence from ParenteBeard LLC to the Securities and Exchange Commission

23.1	Consent of ParenteBeard LLC

23.2	Consent of McGrail Merkel Quinn & Associates, P.C.

23.3	Consent of Bybel Rutledge LLP (contained in Exhibits 5.1 and 8.1)

23.4	Consent of Pepper Hamilton LLP (contained in Exhibit 8.2)

23.5	Consent of Boenning & Scattergood, Inc.

23.6	Consent of Griffin Financial Group, LLC

24.1	Power of Attorney (Included as part of signature page)

99.1	Opinion of Boenning & Scattergood, Inc. (included as Annex B to the joint proxy statement/prospectus)

99.2	Opinion of Griffin Financial Group, LLC (included as Annex C to the joint proxy statement/prospectus)

99.3	Form of Proxy for Special Meeting of Shareholders of Peoples Financial Services Corp.

99.4	Form of Proxy for Special Meeting of Shareholders of Penseco Financial Services Corporation